Form 20-F
period 2015-11-30
ALEXANDRA CAPITAL CORP.
filed 2017-10-13
CIK 1639142

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0288
Expires: July 31, 2018
Estimated average burden hours per.…2645.52

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2015

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number _______________________________

ALEXANDRA CAPITAL CORP.
(Exact name of Registrant as specified in its charter)

_____________________________________
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

_________________
300 - 2015 Burrard Street, Vancouver, British Columbia
Canada V6J 3H3 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close period covered by the annual report.

On November 30, 2015, there were a total of 12,934,000 common shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES      [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES      [   ] NO

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[   ] YES      [X] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] YES      [X] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued
by the International Accounting
Standards Board [X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] ITEM 17      [   ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES        [X] NO

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. We are also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed $1 billion, or if the company issues more than $1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

GLOSSARY OF TERMS

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

adit: A horizontal or close-to-horizontal tunnel, man-made for mining purposes.

Ag: The chemical symbol for silver on the Periodic Table.

andesite: A fine-grained brown or greyish intermediate volcanic rock.

Au: The chemical symbol for gold on the Periodic Table.

breccia: A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

chloritization: A form of alteration of a rock involving the replacement by, conversion into, or introduction of chloride.

crosscuts: Mine openings or passageways that intersect a vein or ore bearing structure at an angle.

epithermal: Applied to hydrothermal deposits formed at low temperature and pressure.

Feasibility Study: A detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

felsic: Applied to an igneous rock having abundant light-colored materials.

hectare: A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal: Relating to hot fluids circulating in the earth's crust.

inductively coupled plasma mass spectrometry (ICP-MS): an analytical chemistry technique which is capable of detecting metals and several non-metals at concentrations as low as one part in 1015 (part per quadrillion, ppq) where minimal background radiation is present.

Indicated Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. i

Inferred Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.ii

Measured Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves, a Measured Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on a detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral: An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral claim: The portion of mining ground held under law by a claimant.

mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

National Instrument 43-101 (NI 43-101): A national instrument for the Standards of Disclosure for Mineral Projects within Canada. NI 43-101 is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada.

ore: That part of a mineral deposit which could be economically and legally extracted.

Probable Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a proven mineral reserve, is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

quartz: A common rock forming mineral consisting of silicon and oxygen.

rhyolite: A fine-grained volcanic (intrusive) rock of granitic composition.

sulfidation: The reaction of a metal or alloy with a sulfur-containing species to produce a sulfur compound that forms on or beneath the surface of the metal or alloy.

stockwork: A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

vein: A zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term "lode" is commonly used synonymously for vein.

PART I

This annual report contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders and prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

In this annual report, unless otherwise stated, all dollar amounts are expressed in Canadian dollars ("$"). "US$" refers to United States dollars. The financial statements and summaries of financial information contained in this annual report are also reported in Canadian dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), unless expressly stated otherwise.

As used in this annual report, the terms "we", "us", "our", "our company" and "the company" refer to Alexandra Capital Corp. and our subsidiaries, unless otherwise stated. References to "Alexandra Capital" refer to Alexandra Capital Corp. excluding its subsidiaries.

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable to Form 20-F filed as an Annual Report.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as an Annual Report.

ITEM 3.               KEY INFORMATION

A.             Selected Financial Data

The following table summarizes selected financial data for our company for the fiscal years ended November 30, 2015 and 2014, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 — Operating and Financial Review and Prospects" beginning at page 26 below.

Selected Financial Data (CAD$)

Statements of Income (Loss) Data	Year Ended November 30
	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)	2012 (audited) ($)
Revenues	Nil	Nil	Nil	Nil
Operating Expenses	(91,635)	(149,783)	(52,096)	(100,880)
Net and Comprehensive Loss	(89,433)	(157,031)	(48,195)	(96,048)
Loss Per Share Basic and	(0.01)	(0.01)	(0.00)	(0.01)
Common Shares Outstanding	12,934,000	10,960,044	10,094,000	9,708,876

Statement of Financial Position Data	As at November 30
	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)	2012 (audited) ($)
Current Assets	227,892	373,623	456,302	495,190
Current Liabilities	33,887	80,185	8,000	9,600
Working Capital	194,005	293,438	448,302	485,590
Total Liabilities and Shareholders' Equity	392,904	528,635	456,302	495,190
(Deficit) Retained Earnings	(391,108)	(301,675)	(144,644)	(96,449)

B.             Capitalization and Indebtedness

Not applicable to Form 20-F filed as an Annual Report.

C.             Reason for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as an Annual Report.

D.             Risk Factors

In addition to the other information presented in this annual report, the following should be considered carefully in evaluating our company and its business. This annual report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this annual report.

Risks Associated with Mining

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

•	Reserve, resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

Mining and exploration activities are also subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on our company. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of our company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of our mining activities and may be fined if convicted of an offence under such legislation.

Mining and mineral exploration has substantial operational risks, which could prevent us from achieving profitable operations.

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have an interest will be subject to all of the hazards and risks normally incidental to exploration, development and production of base, precious and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The nature of these risks is such that liabilities could exceed policy limits of our insurance coverage, in which case we could incur significant costs that could prevent us from becoming profitable. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially viable ore body which can be legally and economically exploited.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on our Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations.

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, could reduce or eliminate profitability for our Company.

Our operations may involve the use of dangerous and hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and it is anticipated that we will maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or which we may elect not to insure ourselves against due to high premium costs or other reasons. Should such liabilities arise, they could reduce or eliminate the profitability of us, resulting in a decline in the value of our securities. In the course of mining and exploration of our mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

There can be no assurance that title to any property interest acquired by us or our subsidiary is secured.

Although we have taken reasonable precaution to ensure that legal title to our properties is properly documented, there can be no assurance that our Company's property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since we have only relatively recently begun furthering development of our mining properties, we only have a limited operating history on which to base an evaluation of our future prospects. Our operating activities from incorporation in 2011 through November 30, 2015 consisted primarily of becoming listed on the TSX Venture Exchange (although we voluntarily delisted from the TSX Venture Exchange on March 9, 2016) and then locating and acquiring the interest in the properties that we currently hold. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our Company’s management team, there is no history upon which to base any assumption as to the likelihood that our Company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

Our property is in the exploration stage; however, it has not been proven commercially viable at this time and there is no assurance that commercially viable quantities of ore will be discovered.

Our mineral property is in the early exploration stage and is not commercially viable at this time. No known bodies of commercial ore or economic deposits have been established to the satisfaction of National Instrument 43-101 (Canada) on any of the mineral properties. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at our exploration sites, or that any of our current or future exploration properties will be brought into commercial production. Moreover, although we have carried out limited early-stage exploration of our SB Project property, we have not developed or financed a detailed plan for future exploration. If we are not able to locate sufficient quantities of commercially viable ore and bring our exploration property into commercial production, we may not be able to continue operations and, as a result, our shareholders may lose any investment in our Company.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities.

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claims, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond our control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

If we cannot locate qualified personnel, we may have to suspend or cease operations which will result in the loss of your investment.

To date, we have relied exclusively on the services of third party consultants for the evaluation, maintenance, and exploration of our mineral property. Not all of our directors and officers have direct training or experience in metals exploration or mining and none have visited our SB Project property. As a result, our officers and directors may not be fully aware of any of the specific requirements related to working within the industry or on our property. Their decisions and choices may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm. As a result, we may have to suspend or cease operations which would result in the loss of your investment.

We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	Establish ore reserves through drilling and metallurgical and other testing techniques;

•	Determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	Construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years form the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

Risks Associated with Our Business

Our company may have insufficient capital in the future to meet production demands and continue its operations.

As at November 30, 2015 we had a working capital of $194,005. In the Company’s audited financial statements for the fiscal year ended November 30, 2015, our auditor stated there were material uncertainties that cast substantial doubt about the company’s ability to continue as a going concern. To maintain our activities, we will require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that we will be successful in obtaining such additional financing; failure to do so could result in the inability of our company to develop new products, meet production and delivery demands and continue our operations.

We are dependent on the services of certain key officers, and the loss of these certain key personnel may have a materially adverse effect on our Company.

While engaged in the business of mining and exploring mineral properties in British Columbia, Canada, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel most notably Blake Olafson, our President and CEO. The loss of any of these people would have a material adverse effect on us.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our directors and officers may continue to be involved in a wide range of business activities through their direct and their indirect participation in corporations, partnerships or joint ventures. Situations may arise in connection with potential acquisitions and investments where the other interests of these director and officers may conflict with the interests of our Company. Our directors and officers with conflicts of interest will be subject to and will follow the procedures set out in the applicable corporate legislation.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Status”, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

Risks Relating to the Common Shares

If our company's business is unsuccessful, our shareholders may lose their entire investment

Although shareholders will not be bound by or be personally liable for the our company's expenses, liabilities or obligations beyond their total original capital contributions, should our company suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

The price of our Common Shares has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange (where our stock was traded from August 13, 2014 to March 9, 2016) and the Canadian Securities Exchange (CSE) (where our stock has traded since March 10, 2016) has been and is likely to continue to be highly volatile. Although our common shares are currently quoted on the OTC Pink tier of the electronic quotation service operated by OTC Markets Group, there is no active market for our common shares, and no significant U.S. market may develop. f such a market develops, prices on that market are also likely to be highly volatile.

Factors that could adversely affect the price of our Common Shares include:

[   ] fluctuations in our operating results;
[   ] fluctuations of mineral commodity prices;
[   ] changes governmental regulation;
[   ] negative exploration results;
[   ] inclement exploration conditions;
[   ] litigation;
[   ] general stock market and economic conditions;
[   ] number of shares available for trading (float); and
[   ] inclusion in or dropping from stock indexes.

As a “foreign private issuer”, our company is exempt from certain sections of the Securities Exchange Act of 1934 which results in shareholders having less complete and timely data than if the company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Securities Exchange Act of 1934. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the company’s status as a foreign private issuer, the officers, directors and principal shareholders of our company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of an unlimited number of Common Shares without par value. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of our company.

Our company does not intend to pay dividends on any investment in our common shares.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the market price of our common shares. This may never happen and investors may lose all of their investment in our company.

The risks associated with penny stock classification could affect the marketability of our common shares and shareholders could find it difficult to sell their shares.

Our common shares are subject to “penny stock” rules as defined in the Securities and Exchange Act of 1934 Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common Shares in the United States and shareholders may find it more difficult to sell their shares.

Risks Relating to Management

We depend on key personnel to operate our business effectively in the competitive and volatile exploration mining industry.

Our success depends to a significant degree upon the continued contributions of the principal members of our management team, who perform important functions and would be difficult to replace. Our ability to attract and retain highly skilled personnel will be a key factor in our future success.

Since certain of our officers and directors are located in Canada, it may be difficult to enforce any United States judgment for claims brought against such officers and directors.

Our company is organized under the laws of the Province of British Columbia, Canada and certain of our officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the enforcement process is cumbersome and in some cases has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

Our management is free to devote time to other ventures and shareholders may not agree with their allocation of time.

Our officers and directors devote a substantial amount of their time to the management and operation of the company’s business. Management is not however, contractually required to manage or direct the company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the company. This includes rendering advice or services of any kind to and creating or managing other businesses, including other businesses in the fiber optic industry. Our officers and directors are required by law to act honestly and in good faith with a view to the best interests of the company and to disclose any interests, which they may have in any project or opportunity of the company. If a conflict of interest arises, at a meeting of the board of directors of our company, any director with a conflict is required to disclose their interest in the matter and to abstain from voting on such matter.

ITEM 4.               INFORMATION ON THE COMPANY

A.             History and Development of the Company

Alexandra Capital Corp. was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 2075 West 37th Avenue, Vancouver, B.C., V6M 1N7. The Company does not have any subsidiaries. The Company was a capital pool company (“CPC”) as defined by Policy 2.4 of the TSX Venture Exchange (the “Exchange”).

On August 11, 2014 the Company completed its qualifying transaction with arm’s length vendor (the “Vendor”) Eastland Management Limited (“Eastland”) and on August 13, 2014 commenced trading on the Exchange as a Tier 2 Mining Issuer (TSXV: AXC). Effective August 11, 2014, the Company’s principal business activity became the exploration of mineral resources on the Southern Belle or “SB” Property.

As at November 30, 2015, the Company incurred acquisition and exploration expenditures of $165,012 (2014 - $155,012) on the SB Property.

On March 7, 2016, the Company announced that it has received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and has voluntarily delisted its common shares from the TSX Venture Exchange (the “TSXV”). The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 after being delisted from the TSXV effective March 9, 2016. The Company’s trading symbol “AXC” remains the same.

General Development of our Business Since Incorporation

Following our incorporation we became listed as a Capital Pool Company (“CPC) on the TSX Venture Exchange (the “Exchange”) on May 2, 2012. A CPC is a corporation formed by individuals acceptable to the Exchange with a history of successful involvement with listed corporations which have completed an offering of securities as an unallocated or uncommitted pool of investment funds to be used primarily to investigate business opportunities for acquisition by the CPC. The proposed acquisition must meet Exchange criteria for a "Qualifying Transaction" (“QT”) acceptable to the Exchange.

On February 17, 2014 we entered into an Option Agreement, with Qualitas Holdings Corp. whereby we would acquire an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB”) Project, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed). The Company is also required to make cash payments to the vendors of the Option of $10,000 upon receipt of the Technical Report (paid), $15,000 at the time of Exchange approval (paid) and $10,000 on the first anniversary of Exchange approval (paid). Additionally, the Company must issue 500,000 shares (200,000 upon Exchange approval (issued) and 300,000 on or before the second anniversary) (issued subsequently on February 15, 2017).

Concurrent with the completion of the Qualifying Transaction, we arranged a non-brokered private placement (the “Offering”) of 2,400,000 flow-through units at a price of $0.05 per unit for aggregate gross proceeds of $120,000, Each flow-through unit under the private placement consists of one flow-through common share and one common share purchase warrant entitling the holder to acquire one additional non flow-through common share of the corporation at an exercise price of $0.10 within 60 months of closing. A finder’s fee of 240,000 non flow-through units with a deemed aggregate fair market value of $12,000 was paid in connection with the private placement.

B.             Business Overview

We are a mining and exploration company listed on the Canadian Securities Exchange, trading under the symbol “AXC”. Our common shares are also quoted under the symbol “ASDRF” on the OTC Pink tier of the OTC Markets electronic quotation system, however there is no active market for our stock on the OTC Markets. Our current activities are focused on the exploration for precious and base metals on our SB Project property described herein. We are in the exploration phase and do not have any producing property. As at August 31, 2015, we had incurred acquisition and exploration expenditures of $165,012 on our SB Project property. We do not currently have any detailed plans to conduct exploration on our property. Recovery of the cost of our mining assets is subject to the discovery of economically recoverable reserves, our Company’s ability to obtain the financing required to pursue exploration and development of its properties, and profitable future production or the proceeds from the sale of our properties. We must periodically obtain new funds in order to pursue our activities. We do not currently have any detailed plans to conduct additional exploration on our property. To date, we have relied exclusively on the services of third party consultants for the evaluation, maintenance, and exploration of our mineral property. No member of our management team has visited the SB Project property.

Market Prices of Gold

The market prices of gold, silver and other precious metals have historically fluctuated widely and are affected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of minerals. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Sources and Availability of Raw Materials

Other than water and power, both of which are readily available and do not experience any material price volatility, we do not require any raw materials with which to carry out our business.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes In conducting our business operations, we are not dependent on any patented or licensed processes, technology, industrial, commercial or financial contracts or new manufacturing processes.

Competition

We are a mineral resource exploration company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Compliance with Government Regulation

Our business is subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. The Mines and Mineral Resources Division (MMD) of the Ministry of Energy and Mines (MEM) regulates the approval, development and reclamation of all mines in British Columbia under the authority of the province’s Mines Act (1996) and its associated regulations, and all other applicable Federal and Provincial laws. Any future exploration will require licenses and permits from various governmental and non-governmental authorities, and may require permission of surface title holders for access to conduct exploration and/or extraction. There can be no assurance, however, that all permits or surface access rights which we may require for continued exploration, construction of mining facilities and conduct of mining operations, particularly environmental permits and other reclamation requirements, will be obtainable or achievable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any mining project that we may undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

We are committed to complying with and are, to our knowledge, in compliance with, all governmental and environmental regulations applicable to our company and our properties. For a more detailed discussion of permitting requirements application to our proposed mineral exploration activities, please refer to the information contained under the heading “Regulation of Mineral Exploration in British Columbia” on page 31 of this registration statement.

Research and Development Expenditures

We have incurred $Nil in research and development expenditures over the last fiscal year.

Employees

Currently, we do not have any employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

C.             Organizational Structure

We do not currently have any subsidiaries.

D.             Property, Plants and Equipment

Our company's head office is located in an office space in Vancouver, British Columbia, Canada, provided by our former President and CEO. We rented our office space at the rate of $100 per month until the third quarter of 2015, and it has since been provided without charge on a month to month basis.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Information Concerning the SB Project

Property Description and Location

The geographic center of the property is at approximately 634000E; 5561000N in UTM ZONE 10 (NAD 83) or at 50° 11’ 38” north latitude and 121° 8’ 6” west longitude. The property is located approximately twenty five kilometers west of Merritt, B.C., and lies between Trans-Canada Highway 1 and Provincial Highway 5. Access is via secondary road systems from the Trans-Canada Highway, south of Spences Bridge, which provide reasonable access throughout much of the claims. The mineral tenures are for subsurface rights only and there are no surface rights associated with the tenures. All tenures are on crown land are legally accessible. The SB Project property lies within the traditional territory of the Nlaka’pamux First Nation. Land claims have not been settled in this part of British Columbia and their future impact on the property’s access, title or the right and ability to perform work remain unknown.

Table List of Tenures 1.

The SB Project consists of the following mineral claims:

Tenure Number	Claim Name	Owner	Map Number	Good To Date	Area (ha)
855421	SB 1	266788	092I	2018/dec/31	496.62
855422	SB 2	266788	092I	2018/dec/31	475.93
855424	SB 3	266788	092I	2018/dec/31	475.92
855425	SB 4	266788	092I	2018/dec/31	310.24
855426	SB 5	266788	092I	2018/dec/31	310.24
855427	SB 6	266788	092I	2018/dec/31	517.07
855428	SB 7	266788	092I	2018/dec/31	517.06
855430	SB 8	266788	092I	2018/dec/31	413.65
					3516.71

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The SB property lies 25 kilometres west of Merritt, British Columbia. The claims are readily accessible west from Merritt on Provincial Highway 8 to Spius Creek Road and then via the Spius Creek Road to the Nuaitch Creek Road which traverses the property.

The topography is moderately steep, lying between 490 metres and 1620 meters above sea level (ASL). There are cliffs and long ridges of outcrop throughout the property. The major drainage is Nuaitch Creek through the centre of the property. Limited areas in the northwest have been logged, while the remaining property consists of open stands of fir and pine The southern portion of the property is accessible from Nuaitch Creek Road and the northwest corner is accessible from Manning Creek Road.

In this part of the province the climate is typical for the southern interior of British Columbia. Summers are generally warm and dry and winters are cold with significant snow accumulations. Temperatures can dip to minus 20 Celsius for extended periods. Depending upon the type of exploration, the field season generally runs from late April to early November.

This is a preliminary grass roots exploration project. The sufficiency of surface rights for mining operations and the availability and sources of power, water and mining personnel have not yet been considered. Potential tailings storage and waste disposal areas, heap leach pad areas and potential processing plant sites have not yet been investigated.

History

The SB property lies within the Spences Bridge Gold Belt (“SBGB”), a northwest trending belt of Cretaceous volcanics of island arc affinity, in south central British Columbia. The SBGB stretches from Princeton northwestward to Lillooet with smaller outliers continuing further northwestward to Gang Ranch.

The SBGB has been continuously explored since the initial discovery of low sulphidation epithermal precious metal mineralization in 2000. A staking rush in the mid 2000’s resulted in several regional exploration programs by Almaden Minerals Ltd., Consolidated Spire Ventures Ltd., Strongbow Exploration Inc., Tanqueray Resources Ltd. and Appleton Exploration Inc. Most of these companies are now concentrating on key mineralized areas, dropping much of the peripheral ground.

There have been two exploration programs completed on the present SB claims, before the 2012 exploration program completed by MGM Resources Corp. which is further described below – see “Information Concerning the SB Project - Exploration”. Both of the earlier programs were orientated towards the search for low sulphidation epithermal gold deposits in the Spences Bridge Group.

Midland Recording Ltd. completed a program of preliminary rock and stream sediment sampling on their Southern Belle property in 2005 (Henneberry, 2006). This program concentrated on the northern tributaries of Nuaitch Creek and consisted of 12 stream sediment samples and 13 rock samples. Two of the stream sediments samples returned values of 70 ppb Au and 90 ppb Au respectively ,the remaining silts reported assays ranging from <5 to 15 ppb gold, none of the silt sampled reported anomalous arsenic or antimony values. The rock sample results ranged from <5 to 30 ppb gold, the latter was a composite grab of quartz vein float. There were no arsenic anomalies with the rock samples; only two samples reported values exceeding the analytical detection limit with a high of 10 ppm arsenic.. A total of $11,793.10 was recorded as assessment work with the British Columbia Ministry of Energy, Mines and Petroleum Resources for this program.

Strongbow Exploration Inc. completed limited rock sampling, stream sediment sampling and a widely spaced soil grid on the Southern Belle property optioned from Midland Recording Ltd. in 2006 (Stewart and Gale, 2006). This program also covered other claims outside the current Southern Belle property, called the Silk and Manning properties. The entire Strongbow program cost $91,950 and included the collection of 84 silt samples, 388 soil samples and 81 rock samples, the vast majority of work was completed on the Southern Belle property. This program located an area of weakly to moderately strong gold-in-soil values on the ridge to the south of Nuaitch Creek. This area was never followed up and is a high priority target. The best result from the soil sampling program was a high of 61 ppb gold that was close to the anomalous silt samples outlined by the 2005 Midland program. There are no known historical or current mineral resource or mineral reserve estimates on the SB property nor has there been any recorded production.

Geology Setting

The Spences Bridge Gold Belt lies within the Intermontane Tectonic Belt of Central British Columbia, proximal to its western boundary with the Coast Plutonic Belt. The Intermontane Belt is a region of relatively low topographic and structural relief, while the Coast Plutonic Belt is a region of high topographic and structural relief.

The two primary belts are further divided into nine lithographic terranes in the map area: Coast Complex, Harrison, Cadwallader, Bridge River, Shuksan, Methow, Stikinia, Cache Creek and Quesnellia, respectively from west to east. Each terrane is bounded by major faults.

The Harrison and Coast Complex terranes are not directly relevant to the Spences Bridge Group and its mineralization.

The Cadwallader Terrane lies to the west of the northern outliers of the Spences Bridge Group. It comprises a series of Cretaceous clastic sediments and the Powell River Group volcaniclastics. The Bridge River Terrane consists of Mississippian to middle Jurassic marine sedimentary and volcanic rocks. The Shuksan Terrane consists primarily of Cretaceous intrusives and high grade metamorphic rocks.

The Methow Terrane forms much of the boundary between the two belts. It comprises sequences of Jurassic through to Cretaceous, predominantly fine grained, clastic sediments.

The south end of the Stikinia Terrane includes Cretaceous clastic sediments and a series of Jurassic through to Cretaceous intrusives.

The geology of the Cache Creek Terrane is complex with units ranging in age from Pennsylvanian to middle Jurassic. The rocks include a mélange of Permian to Pennsylvanian carbonates with minor clastic sediments and volcanics in the eastern and central sections and a series of Permian to middle Jurassic clastic sediments with minor carbonates and volcaniclastics to the west.

The Quesnellia Terrane consists primarily of the upper Triassic Nicola Group clastic sediments, and volcanic rocks with associated late Triassic - early Jurassic intrusions. The most important is the Guichon Creek Batholith, which hosts the Highland Valley copper deposits.

The Methow, Stikinia, Cache Creek and Quesnellia Terranes are covered by Cretaceous and/or Tertiary sedimentary and volcanic overlap assemblages. These include Miocene - Pliocene plateau basalts and coarse clastic sediments of the Chilcotin Group, Eocene to Oligocene volcanics and Eocene basalt and andesite, local rhyolite, breccia, tuff and sandstone thought to be related to the Kamloops Group. Spences Bridge Group flows and volcaniclastics occur as a series of outliers though the lower end of the Stikinia Terrane in the north and as a large belt within the Quesnellia Terrane in the south.

The middle to upper Cretaceous Spences Bridge Group has recently been identified as a significant target for epithermal precious metal mineralization. This group forms a northwest trending volcanic belt consisting of a thick sequence of gently folded volcanics with lesser sediments dipping shallowly to the northeast. Rocks of the Spences Bridge Group are believed to have formed as a chain of stratovolcanoes associated with subsiding, fault-bounded basins (Thorkelson, 1985).

Glacial drift and alluvium deposits were deposited in creek and river valleys by south moving Pleistocene glaciers.

Geology of the Spences Bridge Group

The Spences Bridge Group forms a northwest trending belt from 3 to 24 kilometres wide extending from north of Princeton through to east of Lillooet. (Duffel and McTaggart, 1952). A faulted extension of the belt occurs as a series of outliers in the Churn Creek / Empire Valley area west of 100 Mile House (Thorkelson, 2006). The group is estimated to be up to 3,400 metres in thickness. (Thorkelson, 2006). The Spences Bridge Group consists of two formations: the Pimainus Formation and the overlying Spius Formation. The Pimainus Formation consist mainly of subaerial flows and pyroclastic volcanic strata interbedded with minor sedimentary intervals containing sandstone and conglomerate. The overlying Spius Formation consists is characterized by a thick succession of andesite flows. These flows vary from aphanitic with or without sparse pyroxene phenocrysts to amygdaloidal. In some places, the contact is conformable and hard to identify, while in others, lacustrine beds separate the two formations. (Thorkelson, 2006).

The Spences Bridge Group is preserved in the Nicoamen structural depression, a complex synclinorium crosscut by normal faults. It may have been forming at the same time as the Spences Bridge Group. Presently, the Spius Formation is largely confined to the centre of the structural depression but appears to be the relic of an extensive shield volcano with a few cinder cones. (Thorkelson, 2006).

Structurally, the Spences Bridge Group is generally gently folded, with dips from 10o to 40o. Individual flows and beds do not appear to be widespread. There appears to be some faulting within the group but the lack of marker horizons makes measurement of any displacement difficult. (Duffel and McTaggart, 1952).

SB Project Geology

The SB property was mapped during the Strongbow 2006 exploration program (Stewart and Gale, 2006). The following is a summary of the mapping program.

The dominant rock type found on the property is thick stacks of basalt lava flows and associated dikes and breccias of the Spences Bridge Group Spius formation. Sedimentary rocks associated with the Spius formation overlie an unconformity at the base of this formation, through the area, but not on the present SB property. This unconformity separates Spius formation rocks from the underlying Pimainus formation volcanic rocks which are also only exposed on the northeast corner of the property. There is one undated intrusions on the eastern boundary of the SB property.

The Spius formation provide a thick, extensive and continuous cover over the more varied Pimainus formation pyroclastic sequences. The Spius formation in the area comprises massive to stacked coherent flows of weakly porphyritic to aphanitic, black to red andesite and basalt. The more massive flows observed may be hornblende or plagioclase porphyritic. Deposits are generally amygdaloidal, can be flow banded and rarely show pipe vesicles. Rare tuffaceous interbeds include hematite-rich, oxidized ash and scoria-lapilli tuff. Amygdaloidal dikes intrude along vertical fractures through the resistive lava flows, but may flow laterally along unconsolidated tuff layers forming diffuse frothy appearing sills.

In the general area, sedimentary rocks representing the contact between the underlying Pimainus formation intermediate volcaniclastic rocks and overlying mafic flow dominated Spius formation of the Spences Bridge group have been mapped. These sediments are interpreted to be an interformational unit overlying the unconformity at the top of the Pimainus formation. This unit is characterized locally by quartz-plagioclase rich wackestone, and interbedded conglomerate and reworked ash tuff layers. Sandstone and wackestone units are fresh and unaltered but strongly indurated with unidirectional crossbeds.

The Pimainus formation underlies the northeast corner of the SB property. These rocks are monomictic to heterolithic intermediate block and ash flow tuffs. The biotite or hornblende phyric units maybe normally graded and show distinct flow boundaries. At some localities this unit preserves organic fragments, mainly wood fragments, incorporated into pyroclastic flows. Interbedded with the coarse grained flows are interbedded fine ash layers, some of which are interpreted as ash surge beds.

On the eastern boundary of the SB property, there is an extremely fresh, fine-grained felsic porphyry intrusion outcropping on steep south facing ridges. This porphyry is white and very finely quartz-plagioclase-biotite porphyritic. Patches of vesicles suggest this is either a very shallow intrusion or may be locally extrusive. Government mapping places this unit as Eocene in age, although the source of this date is presumed to derive from regional comparisons with intrusions of similar character.

Hydrothermal alteration of the Spius formation on the SB property is not regionally pervasive although there is local propylitic, carbonate and silica alteration. This lack of alteration is very distinct from occurrences of the underlying Pimainus formation of the Spences Bridge group which appear to be pervasively silicified on a regional scale. Chalcedonic amygdule and vug filling is common (occurrences of “thunder eggs”) as well as associated cockscomb texture quartz vugs and veins. White to pink fibrous zeolite veinlets are common in the area and likely emanate from the many feeders dikes associated with the mafic flows. Celadonite is another alteration phase that is abundant, although not uniformly, across the area. It tends to occur with or near chlorite altered areas. Celadonite exists as fracture coatings, amygdule and vug linings with quartz and/or carbonate.

One alteration which is regional in the Spius formation is pervasive hematite in massive flows and particularly in pyroclastic interbeds. This alteration accentuates the distinctly layered appearance of stacked flows as more permeable and thus more oxidized layers between coherent flows are hematite rich. Much of the regional hematite appears to be general diagenetic ation of mafic flows. As well there is a distinct hematite +/- clay alteration overprint where amygdaloidal subvolcanic dikes and sills intrude into and along the basalt flows and tuffaceous horizons. The combination of hematite-clay alteration can diffuse the boundaries between intruding sills and host such that they are indistinguishable.

Areas of local hydrothermal brecciation and alteration in the Spius formation may have up to 40% epidote and lesser hematite. There are several NE trending structures that are locally altered. For example on the SB property there is a local area of silicification and intense propylitic alteration along a NE trending structural and dike corridor. At the core of this alteration is a series of intense blue-green chalcedonic veins and vug fillings. While local silt and stream sediment geochemistry has returned anomalous gold and multi-element values, the rocks have not yet provided positive results.

Topographic features including creek drainage patterns suggest that there may be northwest-southeast and north-south trending structural features present on the property. This is supported by government aeromagnetic surveys. Structural control is a common feature of low-sulphidation precious metals deposits.

Mineralization

The exploration target for the SB property is a low sulphidation epithermal precious metal deposit. Bedrock mineralization has yet to be found on the SB property. The exploration completed to date consists of soil and silt geochemical surveys along with preliminary rock sampling, prospecting and mapping.

The prior exploration programs of silt sampling and reconnaissance soil sampling (Henneberry, 2006; Stewart and Gale, 2006) identified three areas for follow up exploration:

  Target 1 where stream sediment sampling identified 6 anomalous values from the unnamed northern tributary and Nuaitch Creek itself: 10.2, 17.1, 19.3, 46.3, 70 and 90 ppb. Three anomalous soil values were also identified in the area: 14.6, 25.7 and 60.8 ppb Au. A 30 ppb Au value was also obtained from quartz veining in the same area. The ridge between the tributary and Nuaitch Creek appears to be the source of the gold.

  Target 2 is a stream sediment area where gold values of 14 and 15 ppb Au were obtained from the central section of the unnamed tributary.

  Target 3 is a stream sediment area where a gold value of 156.3 ppb was obtained from the upper reaches of Manning Creek. This area was under snow cover and inaccessible during the May 2012 program.

The 2012 program tested the Target 1 and Target 2 areas, as well as the strike projection of the PV and NIC zones from the Prospect Valley property contiguous to the south. Three continuous to semi-continuous gold-in-soil anomalies were identified as shown on Figure 3:

  The NW trending Anomaly A lies in the NW section of the grid and spans four lines, a distance in excess of 800 metres. It is open to the northwest and the strongest values appear on the northernmost line. If this anomaly continues to the NW, it may be the source of the gold in silt anomaly from Manning Creek.

  Anomaly B represents the possible strike projection of the PV zone. It is semi-continuous through most of the length of the grid, a distance of 1600 metres. This anomaly may explain the anomalous silt samples taken from the south flowing tributaries of Nuaitch Creek within Target 2.

  Anomaly C represents the possible strike projection of the NIC zone. It is semi-continuous through its length, a distance of 1400 metres. The anomaly is multi-station wide on the two southernmost lines.

Figure 3.

MN
Target 3
A
B
C
Target 2
Target 1
silt sample + 10 ppb Au
silt sample
rock sample + 25 ppb Au
rock sample
soil sample + 10 ppb Au
soil sample
2012 soil +4.7 ppb Au
2012 soil 2.4 to 4.7 ppb Au
2012 soil 1.6 to 2.4 ppb Au
0
1
2
kilometres

Datum NAD 83 Zone 10

Figure 6. Mineralization

FIGURE 6 MINERALIZATION

SB Property FEB 18,2014 Page 21

Project 43-101

Exploration

2012 Exploration Program by MGM Resources Corp.

We did not complete any material exploration on the SB Project property prior to November 2014 and do not currently have any detailed plans for further exploration of the property. This section describes the May 2012 MGM Resources Corp. program, the last exploration completed on the property before our November 2014 exploration program. A total of 8 rocks and 1223 grid soil samples were taken from 1245 soil samples sites.

2012 rock samples from 1 to 3 kilograms for float samples and 2.5 to 8 kilograms for bedrock chip samples were collected. Float samples consisted of chips taken from one or two larger cobbles, or of several smaller fragments collected from an area of a few square metres. Individual samples were placed in labeled plastic bags, with an assay ticket also placed in the same bag. The sample locations were marked in the field with pink flagging and labeled Tyvex tags. UTM coordinates, in the map datum NAD 83, were recorded with a handheld Global Positioning System (GPS) unit.

The soil grid was laid over the bottom section of the property to cover Target 1 and Target 2 from the earlier exploration and also to test for the strike projections of the PV Zone and the NIC zone from the contiguous Prospect Valley property to the south. Several areas of the grid were inaccessible due to massive cliffs, as indicated by the topography, so the grid is not a perfect rectangle. It consisted of 50 metre spaced samples along 200 metre spaced lines. Each soil line was flagged and sampled at 50 metre intervals along the line measured with a hip chain. Soil bags and flagging were pre-numbered the day before. At each sample location a 500 to 1000 gram sample of the soil from the “B” horizon was taken and placed in the corresponding soil bag. Each sample location was marked as a waypoint in a GPS unit in the map datum NAD 83. The data was downloaded nightly to computers.

The lithologies documented on the SB property include: volcaniclastics, flow breccias, ash fall tuffs and andesitic flows of the Spences Bridge Group. There has not yet been bedrock mineralization located on the PC property. The exploration target is low sulphidation epithermal precious metal mineralization which can be confined to quartz veins or fault zones, though it may be disseminated throughout porous units.

Three semi-continuous to continuous linear anomalies were identified. The NW trending anomaly spans a distance in excess of 800 metres. It is open to the northwest and the strongest values appear on the northernmost line. If this anomaly continues to the NW, it may be the source of the gold in silt anomaly from Manning Creek.

A second anomaly represents the possible strike projection of the PV zone from the Prospect Valley property to the south. It is semi-continuous through most of its length, a distance of 1,600 metres. This anomaly may explain the anomalous silt samples taken from the south flowing tributaries of Nuaitch Creek within Target 2.

A third anomaly represents the possible strike projection of the NIC zone from the Prospect Valley property to the south. It is semi-continuous through its length, a distance of 1,400 metres.

There is no correlation between gold and arsenic for Anomaly A and Anomaly B. Anomaly C shows a strong correlation between gold and arsenic.

A total of eight rock samples were taken during the program. Seven of the eight samples returned background gold values, while the eighth returned a value of 0.8 ppm Au.

Sampling and Analysis and Security of Samples

This section will describe the May 2012 MGM Resources Corp. program. Information regarding our subsequent November 2014 exploration program appears below under the heading “Recent Exploration”. At the end of the field day, all soil samples were brought back to town. They were put in sequence and placed 12 to 15 in a 13 by 18 poly bag. Three poly bags were then placed in a rice bag. One standard, sealed in a Ziploc bag, was also placed in the rice bag. The bag was then zap strapped and shipped in groups of 10 to 20 rice bags to Acme Analytical Laboratories Ltd. in Vancouver, British Columbia by Mammoth Geological Ltd. (the geological contractor) personnel or by Greyhound Bus from Merritt. Rock samples were handled similarly, though only 10 to 12 samples were placed in the rice bags. Since these were preliminary surveys no sample splitting or reduction was necessary. The rice bags were stored in the motel rooms of Mammoth Geological Ltd. personnel until there were a sufficient number to make a shipment to the lab. Mammoth Geological Ltd. is independent of MGM Resources Corp. and also independent of the property vendor Eastland Management Ltd.

All samples from the 2012 exploration program were analyzed at Acme Analytical Laboratories Ltd. in Vancouver, an ISO 9001 certified lab. The sample preparation procedures follow. Silt and soil samples are first dried at 60oC and sieved at -80 mesh to obtain a 100 gram pulp. Depending on the amount of -80 mesh material obtained, a 7.5, 15 or 30 gram sub-sample is cut and leached with 90ml or 180ml of 2-2-2 HCl-HNO3-H2O solution at 95oC for one hour, followed by dilution to 300ml or 600ml and 36 element ICP-MS.

Rock samples are crushed to 70% passing through a 10 mesh screen. A 250 gram split is pulverized to 95% passing through a 150 mesh screen. A 30gm sub-sample of the pulverized pulp is leached with 90ml or 180ml of 2-2-2 HCl-HNO3-H2O solution at 95oC for one hour, followed by dilution to 300ml or 600ml and 36 element ICP-MS.

The exploration programs completed by MGM Resources Corp. are preliminary surveys. The quality control procedures employed included duplicates and standards supplied by CDN Resources Laboratories Ltd. A total of 25 standards were employed at regular intervals throughout the sample stream. The CDN standards performed poorly for gold with only three of the 13 analyses within the range for Standard CDN-GS-7PE, and six of 12 analyses within the range for Standard CDN-ME-111 as shown in the table below. The copper analyses for CDN-ME-1101 performed poorly with only three of 12 analyses reporting within the range, but that may be a function of the analytical technique. The poor CDN performance is not significant at this stage of the exploration program. The assaying technique for certifying the CDN gold standard is 30 gram fire assay. Fire assaying is the quantitative determination in which a metal or metals are separated from impurities by fusion processes and weighed in order to determine the amount present in the original sample. The assaying technique for the 36 element ICP-MS analysis is aqua regia digestion (separation of metals from impurities by dissolution in acid), which may or may not be complete, of a 0.5 gram sample. The difference in volume of sample tested, 30 grams versus 0.5 grams, along with potential incomplete digestion can easily account for discrepancy in the values reported for the standards.

Summary of Standard Performance

CDN GS 7PE			CDN ME 1101
Ranges	680-852		Ranges	508-620	6210-7250
Sample No	ppm Au	ppb Cu	Sample No	ppb Au	ppm Cu

SBS-1	528.2	42.1	SBS-2	444.1	7701.4
SBS-3	625.3	38.8	SBS-4	449.9	6583.9
SBS-5	703.9	46.1	SBS-6	415.6	6600.8
SBS-7	594.7	40.5	SBS-8	476.4	5950.8
SBS-9	590.6	46.6	SBS-10	501.1	7379.7
SBS-11	615.7	44.3	SBS-12	551.7	8400
SBS-13	680.6	47.8	SBS-14	539.2	7314.2
SBS-15	584.9	46.3	SBS-16	510.6	6641.6
SBS-17	640.3	48	SBS-18	686.7	7992.1
SBS-19	625	47.2	SBS-20	538.6	7826
SBS-21	723.2	48.7	SBS-22	638.6	7929
SBS-23	674.9	48.5	SBS-24	584.3	8017.4
SBS-25	618.3	46.5

The exploration program completed by MGM Resource Corp. was a preliminary, early-stage exploration survey. The quality control procedures employed included duplicates and standards supplied by CDN Resources Laboratories Ltd. The CDN standards did not perform well for either copper or gold, which may be a function of the analytical techniques.

Drilling

There has not been any drilling completed on the SB Project.

Recent Exploration

In November 2014, the Company completed the 2014 exploration program which consisted of 1,083 grid soil samples over the western half of the property, completing coverage 200 metre by 50 metre coverage of the accessible portion of the claim block and bringing the total soil samples to 2,330, including an earlier 2011 program.

The soil sampling program identified three linear gold-in-soil anomalies and one gold-in-soil cluster anomaly:

  Soil anomaly A is a 1,700 metre linear anomaly with multi-station gold values on two of the soil lines.

  Soil anomaly B is a 1,600 metre linear anomaly that may represent the northeast strike projection of the PV zone from the contiguous Prospect Valley property to south. This anomaly may explain the historic silt anomalies from the south flowing tributaries of Nuaitch Creek.

  Soil anomaly C is a 1,400 metre linear anomaly that may represent the northeast strike projection of the NIC Zone from the Prospect Valley property contiguous to the south. Two of the southern lines have multi- 4 stations anomalous gold values. In addition, historic exploration located a series of intense blue-green chalcedonic quartz veins in the area of the anomaly.

  Soil anomaly D is a cluster anomaly covering an area 400 by 500 metres in the western half of the 2014 grid. The western half of the grid also shows a considerable scattering of anomalous values, with no defined linear or cluster anomalies. Upper Manning Creek drains this area and the source of the 156.3 ppb Au silt value remains unexplained.

A program of detailed grid soil sampling and deep Induced Polarization surveying over the 3 linear anomalies has been recommended to test the full strike extent of the anomalies for zones of quartz veining and accompanying precious metal mineralization in advance of diamond drilling.

Regulation of Mineral Exploration in British Columbia

General

The Mines and Mineral Resources Division (MMD) of the Ministry of Energy and Mines (MEM) regulates the approval, development and reclamation of all mines in British Columbia under the authority of the province’s Mines Act (1996) and its associated regulations, and all other applicable Federal and Provincial laws. Any future exploration will require licenses and permits from various governmental and nongovernmental authorities, and may require permission of surface title holders for access to conduct exploration and/or extraction. As of the date of this registration statement, we have filed and received approval of a Notice of Work and Reclamation from the Ministry of Mines as required by Section 10 of the Mines Act (British Columbia) for implementation of the exploration program recommended by the Technical Report. We will be required to obtain, at the appropriate time, all necessary renewals or amendments to such permits to carry on with future exploration. Such licenses and permits are subject to change in regulations and in various operating circumstances. Surface access rights may be impeded by surface rights owners and severe weather conditions. In addition, progression from exploration to the development and mining stages requires conversion of mineral claims to a mining lease and posting of a reclamation bond. There can be no assurance that we will be able to maintain, renew or obtain all necessary licenses, leases, permits or approvals required to carry out exploration, development and mining operations on any of our projects.

Permitting

Under Section 10 of the Mines Act, before any mine operation can commence, a Mines Act permit must be obtained from the MMD with appropriate reclamation security paid in full in accordance with the Health, Safety and Reclamation Code for Mines in British Columbia (HSRC)1 2003. Section 10 is subject to limited exceptions for certain activities applicable primarily to producing mines and which are deemed authorized by the MMD. In all other instances, proponents who wish to conduct mining-related activities that involve mechanized disturbance or electrical surveys (such as induced polarization surveys) must first submit a Notice of Work (NoW) application. NoW applications enable inspectors of mines to make decisions on and determine conditions of permits issued pursuant to section 10 of the Mines Act. A NoW application must include a plan(s) outlining the details of the proposed work and a program for the protection and reclamation of the land, watercourses and cultural heritage resources which may be affected by the proposed activities. Other details, such as maps and tenure information, are also required. Depending on the nature of the proposed program, additional information may be required to supplement NoW applications; proponents will be advised of the aforementioned in the response letter from the inspector. In 2015, processing time for determinations by the MMD regarding a NoW application is 60 days or less. British Columbia adopted permit fees effective April, 2015 applicable to major mines; these fees do not apply to the exploration sector.

Annual Reporting

Mines Act permit holders are additionally required to prepare and file with the MMD annual summaries of exploration activities and reclamation reports outlining all exploration or reclamation work and research undertaken in the previous year as well as reclamation plans for the following five years.

Reclamation

Legislation requires all mining operations to carry out a program of environmental protection and reclamation to ensure that upon termination of mining, land, watercourses and cultural heritage resources will be returned to a safe and environmentally sound state and to an acceptable end land use. MMD is responsible for issuing and administering Mines Act permits. Before the commencement of any work in or about a mine, the owner, agent, manager or person acting on behalf of the company must hold a permit issued by the Chief Inspector of Mines (pursuant to Section 10 of the Mines Act).

MMD seeks to provide reasonable assurance that the Province will not have to contribute to the costs of reclamation if a mining company defaults on its reclamation obligations. As a condition of Mines Act permits, the permittee must post financial security in an amount and form acceptable to the Chief Inspector of Mines. This security is held by the government until the Chief Inspector is satisfied that all reclamation requirements for the operation have been fulfilled. Every mine site has unique management requirements and operational constraints; thus, the assessment of financial security is done on a site-specific basis. The security is set at a level that reflects all outstanding reclamation and closure obligations. For example, mines that require long-term drainage treatment for metal leaching and/or acid rock drainage require full security to cover outstanding liability and ongoing management. Term deposits and bonds may be held in a Safekeeping Agreement where the interest accrues on the deposit. In some cases, funds may be deposited to the Mine Reclamation Fund (pursuant to Section 12 of the Mines Act) or within a Qualified Environmental Trust. These funds allow interest to accrue to the credit of the account.

The Chief Inspector of Mines accepts the following forms of reclamation security: cash, certified cheques, bank drafts, term deposits (i.e., GICs), Government of Canada bonds and irrevocable standby letters of credit (ISLOCs).

For ISLOCs, confirmation is provided by the client’s financial institution that sufficient funds exist and will be kept available by the financial institution to meet MEMPR's requirements.

Reclamation securities can only be released by the authority of the Chief Inspector of Mines.

Assessment of Reclamation Costs

Differing and justifiable answers exist for costing questions posed on any given site, and in the absence of a detailed plan of exploration for our property, we are unable to predict reclamation costs regarding any future work at this time. At start of mining, (construction of roads and clearing of plant site, pit and dump areas), the rate of surface disturbance is high. However, the unit cost of reclaiming this type of work is relatively low (usually in the order of CAD$1500 per ha). Reclamation costs would be anticipated to increase with the frequency of surface disturbance, infrastructure development and waste production over the course of the life of a mine.

Environmental Assessment

In British Columbia, any proposed new mine and most major expansions of existing mines that meet or exceed the thresholds described in "Mine Project Thresholds for BCEAA" must undergo a formal review under the B.C. Environmental Assessment Act. Mines with 75,000 tonnes of mineral ore production per year, or existing reviewable-scale mines with either 50% or more increase in area of mining disturbance, or 750 ha or more new disturbance trigger the formal review requirements. The proponent must obtain an Environmental Assessment (EA) Certificate from the Environmental Assessment Office before being issued a Mines Act permit.

Consulting with First Nations and other Stakeholders

Before issuing authorizations for any mining activity, the MEM has a legal duty to consult, and if necessary, accommodate First Nations with asserted, yet unresolved, aboriginal interests in a proposed project area. The scope of this duty to consult and accommodate is case specific. First Nations are invited to participate in proposed project review on a project-specific basis; however, should a First Nation choose not to participate, the Ministry must undertake other efforts to fulfill its duty to consult.

Our SB Project Property does not overlap any Indian reserves, National or Provincial parks, ecological reserves, protected area, conservancy areas, recreation areas, wildlife management areas, private lots or crown leases, All tenures are on crown land are legally accessible. However, the SB property lies within the traditional territory of the Nlaka’pamux First Nation. Land claims have not been settled in this part of British Columbia and their future impact on the property’s access, title or the right and ability to perform work remain unknown. To date the Nlaka’pamux First Nation has not declared any objection in relation to the activities on the SB Project property.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.               Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2015 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with "Item 8 – Financial Information"). Our financial statements for the fiscal year ended November 30, 2015 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A.             Operating Results

Year Ended November 30, 2015

During the year ended November 30, 2015, the Company recorded an operating loss of $91,635 and a net and comprehensive loss of $89,433 compared to $149,783 and $157,031 for the year ended November 30, 2014.

The Company’s expenses decreased as compared to the year ended November 30, 2014 primarily due to additional professional fees and filing fees associated with completing the Company’s qualifying transaction and stock based compensation calculated on incentive stock options granted during the year ended November 30, 2014. During the year ended November 30, 2015, the Company’s expenses by category consisted of: professional fees totaling $67,361 (2014 - $85,669) for accounting and administrative, audit and legal, general office expenses of $1,096 (2014 – $5,250), rent expenses of $900 (2014 - $1,200), stock based compensation of $nil (2014 - $27,179), and $22,278 (2014 - $30,485) in transfer agent and filing fees paid to maintain the Company’s listing on the TSX Venture Exchange and to complete the Company’s qualifying transaction and concurrent private financing of flow-through units. Interest income earned for the year ended November 30, 2015 was $2,202 compared to $5,489 for the year ended November 30, 2014. During the year ended 2014, the sales tax of $12,737 previously determined to be deductible was written off as a result of information received from the CRA that as a capital pool company, the Company was not eligible to claim ITC’s until the Company identified and completed its qualifying transaction.

Liquidity and Capital Resources

The Company’s approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing.

At November 30, 2015, the Company had $227,892 in current assets (November 30, 2014 - $373,623) and $33,887 in accounts payables and accrued liabilities (November 30, 2014 - $80,185) for a working capital position of $194,005 compared to a working capital position of $293,438 as at November 30, 2014. Current assets at November 30, 2015 were represented by cash of $10,186, a short-term investment balance of $215,106, and $2,600 in prepaid expenses. Current liabilities were comprised of $18,387 in accounts payable and $15,500 in accrued liabilities.

At November 30, 2015, the Company had a share capital balance of $633,109 (November 30, 2014 - $633,109) and an accumulated deficit of $391,108 (November 30, 2014 - $301,675).

Financing of operations has been achieved solely by equity financing.

Detailed discussions related to the Company’s cash flows

Cash balances decreased by $42,673 during the year ended November 30, 2015 (November 30, 2014 – increased by $44,297).

During the year ended November 30, 2015, cash used in operating activities was $122,567 compared to cash used in operating activities of $67,191 during the year ended November 30, 2014. The increase in cash used in operating activities is primarily attributed to payments made for expenses incurred for completing the Company’s qualifying transaction during the year ended November 30, 2014.

Cash provided in investing activities during the year ended November 30, 2015 was $79,894 compared to cash used in investing activities of $8,512 during the year ended November 30, 2014. The decrease in cash used in investing activities is primarily attributed to exploration expenses incurred for the Company during the year ended November 30, 2014.

Cash provided by financing activities during the year ended March 31, 2015 was $nil (November 30, 2014 - $120,000). The increase in cash provided by financing activities was a result of the proceeds from issuance of common shares of the Company.

B.             Research and Development, Patents and Licenses, etc.

Not applicable.

C.             Trend Information

Other than as disclosed elsewhere in this registration statement and specifically in “Item 4.B. Business Overview,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

D.             Off Balance Sheet Arrangements

We do not have any ofbalance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

E.             Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations as of November 30, 2015 relating to long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at November 30, 2015:

F.             Safe Harbor

Not applicable.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Blake Olafson, Age 45	President, Chief Executive Officer and Director	Managing Director, Whiterock Capital, November 2011 to present; Senior Vice-President, Corporate Finance Asia, Ivanhoe Capital Corporation, April 2010 to October 2011; Director, Head of Asia, Real Estate Group, Arcapita Pte. Limited, September 2008 to March 2010

Patrick Morris, Age 46	Director	President, Vimoris Ventures Inc., February 2006 to present

Ioannis Tsitos, Age 52	Director	President and Director of Goldsource Mines Inc., February 2014 to present; President, CEO and Director of Eagle Mountain Gold Corp. from January 2008 to February 2014; Director of First Bauxite Corporation, November 2011 to present; former Business Development Manager with BHP Billiton, April, 2003 to December, 2013.
Vivian Katsuris, Age 51	Chief Financial Officer and Secretary	April, 2003 to December, 2013; Director and Investment Advisor, Global Securities Corporation, Corporate Secretary, Plate Resources Inc., January 2014 to present; Director, Universal Ventures Inc., April 2014 to present; Corporate Secretary, Plate Resources Inc., January 2014 to July 2016.

Blake Olafson – President, Chief Executive Officer and Director

Mr. Olafson was appointed President, Chief Executive Officer and Director on August 11, 2014. Mr. Olafson has over 20 years’ experience in corporate finance and portfolio management. He is the founder and managing director of Whiterock Capital, a Singapore based investment advisory firm. As Senior Vice President of Ivanhoe Capital Corporation, he was responsible for leading the group’s fundraising efforts primarily within Asia and looking for opportunities to invest the group’s capital. He was responsible for leading the Asia team as global head of real estate for Arcapita Pte. Limited, as well as leading new acquisitions. As Senior Vice President, Global Real Estate Group with Lehman Brothers, he was responsible for making real estate investments for the principal book of Lehman. Mr. Olafson has served as an officer or been an insider of companies listed on the New York Stock Exchange, NASDAQ, Toronto Stock Exchange and the Australian Securities Exchange.

Vivian Katsuris – Chief Financial Officer and Secretary

Ms. Katsuris was appointed Chief Financial Officer on August 11, 2014.

Ms. Katsuris has over 23 years of experience in the brokerage industry, the North American capital markets & public financings. She was an Investment Advisor at Global Securities Corporation from 2003 to 2013 and worked at Canaccord Capital Corp. (Canada and US divisions) from 1993 to 2003. Ms. Katsuris also serves as a director of Universal Ventures Inc.

Ioannis Tsitos – Director

Mr. Tsitos has been a director of our company since August 11, 2014.

Mr. Tsitos has over 28 years’ experience in the mining industry, having spent 19 years with BHP Billiton Group. He has lived and worked in South Africa, Ecuador, Greece and United Kingdom and has been working in Canada since 2000. Originally a physicist-geophysicist, he left BHP Billiton in December 2007, where he had the title of New Business Manager for Mineral Exploration. He holds a B.Sc. degree in Physics from the University of Athens and a Master’s degree in Applied Geophysics and Geology from the University of Birmingham, U.K. In addition, he has done management and finance studies as part of an MBA program with Herriot Watt University, Edinburgh. Mr. Tsitos brings to the Company a wealth of knowledge and extensive experience in the mining sector focused on exploration and development for a wide spectrum of commodities, from gold, base metals, nickel and diamonds to bulk minerals such as bauxite, coal and iron ore. He has done business in 32 countries. He has been instrumental in the identification, negotiation and execution of more than 50 exploration and mining agreements with juniors, majors, as well as with state exploration and mining companies. He is currently a director of Goldsource Mines Inc., First Bauxite Corporation and Kensington Court Ventures Inc.

Patrick Morris – Director

Mr. Morris has been a director of our company since August 11, 2014.

Patrick Morris is an experience public company director and officer who has served on several TSX-V listed companies. Among others, Mr. Morris has been CEO and a director of Clear Mountain Resources Corp., Gold Star Resources Corp., Lucrum Capital Corp. and Skybridge Development Corp. He has also served as a director of Weststar Development Corp, Lateegra Gold Corp., Butler Resource Corp. and Quantum Rare Earth Corp. within the last ten years Family Relationships There are no family relationships among any of our directors and senior management listed above.

B.             Compensation

During the year ended November 30, 2015 and 2014, our directors and officers received the following compensation:

  During the year ended November 30, 2015, we paid $nil (2014 - $8,000) to a company owned by our Director, Ioannis Tsitos, for technical services and reporting in relation to the 2014 work program on the SB Property.

  For the year ended November 30, 2015, the Company paid $6,000 to our Chief Financial Officer and corporate Secretary, Vivivan Katsuris, for consulting services rendered (2014 - $1,500).

  During the year ended November 30, 2014 we also granted to Ms. Katsuris 125,000 incentive stock options exercisable until November 14, 2019 at a price of $0.30 per share.

  During the year ended November 30, 2014 we granted to our Director, Ioannis Tsitos, 125,000 incentive stock options exercisable until November 14, 2019 at a price of $0.30 per share.

Our directors and our officers did not accrue or receive any other cash compensation, non-cash compensation, or benefits in kind for their services during the year ended November 30, 2015 or 2014. Written Management Agreements None of our officers provide their services pursuant to a written employment or management agreement. Stock Option Plan Pursuant to the policy of the TSX Venture Exchange, where our common shares were traded from August 13, 2014 until March 9, 2016, we were required to adopt a stock option plan prior to granting incentive stock options and, accordingly, we adopted a stock option plan on November 12, 2014. The purpose of our stock option plan is to attract and motivate directors, senior officers, employees, management company employees, consultants and others providing services to our company and its subsidiaries, and thereby advance our interests, by affording such persons with an opportunity to acquire an equity interest in our company through the issuance of stock options.

Our stock option plan is a "rolling" stock option plan permitting the grant of incentive stock options to purchase up to 10% of our Company's issued and outstanding common shares.

Our stock option plan has the following terms and conditions:

  stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company;

  the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;

  the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

  options will be exercisable at a price which is not less than the Discounted Market Price (as defined by the TSXV policy 1.1);

  options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the optionee ceases to be employed and options granted to all other persons will expire within a reasonable period of time from the date the optionee ceases to hold his or her position or office;

  the number of Common Shares reserved for issuance to any one person pursuant to options granted during the previous 12 months shall not exceed 5% of the issued and outstanding Common Shares at the time of grant; and the number of options granted to consultants or persons performing investor relations activities will not exceed 2% unless the TSXV provides approval;

  the aggregate number of Common Shares which may be subject to issuance pursuant to options granted under our stock option plan shall not exceed the equivalent of 10% of the issued and outstanding Common Shares of the Company;

  options will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the TSXV;

  every option granted under our stock option plan shall be evidenced by a written agreement between the Company and the optionee;

  any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options;

  any reduction in exercise price of options granted to the Company's insiders will be subject to approval of disinterested shareholders of the Company.

Option-Based Awards

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at November 30, 2014.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Blake Olafson, President, Chief Executive Officer, Treasurer, & Director	500,000	$0.10	May 1, 2022	Nil
Patrick Morris, Director	125,000	$0.15	July 30, 2023	Nil

Ioannis Tsitos, Director	125,000	$0.30	November 11, 2019	3,750
Vivian Katsuris, Chief Financial Officer & Secretary	125,000	$0.30	November 11, 2019	3,750

Notes:

(1)	Value is calculated based on the difference between the market value of the securities underlying the options as at November 30, 2015 being $0.06 and the exercise price of the option.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended November 30, 2014.

C.             Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above. Service Contracts Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The audit committee is our only committee at this time. Our company does not have a remuneration committee.

Audit Committee

The members of our audit committee are Blake Olafson, Patrick Morris and Ioannis Tsitos. As defined in National Instrument 52-110 — Audit Committees, Blake Olafson, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

  review the financial reporting process to ensure the accuracy of the financial statements of our company;

  assist the Board to properly and fully discharge its responsibilities;

  strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;

  evaluate the independent auditor's qualifications, performance and independence;

  facilitate the independence of the independent auditor;

  assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

  review the processes to monitor compliance with laws and regulations.

D.             Employees

As of November 30, 2015 and as at the date of this report, we do not have any employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

E.             Share Ownership

As at September 28, 2017, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned(2)
	# of Shares	% of Class(1)
Blake Olafson, President, Chief Executive Officer, Treasurer, & Director	6,000,000(3)	46.4%	500,000
Vivian Katsuris, Chief Financial Officer & Secretary	607,500	4.69%	125,000
Patrick Morris, Director	255,000	1.97%	125,000
Ioannis Tsitos, Director	Nil	Nil	125,000

Notes:

(1)	Based on 12,934,000 common shares issued and outstanding as at September 28, 2017.

(2)	Options are exercisable into common shares, on a one-for-one basis.

(3)	Of the 6,000,000 common shares held, 2,000,000 Common Shares are held in the name of Linkson Holdings Ltd., a company over which Mr. Olafson holds voting control.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, except as follows:

Name of Shareholder	Number of Shares Held	% of Class Held(1)
Blake Olafson(2)	6,000,000	46.4%

Jonathan Dubouis-Phillips	1,200,000	9.3%

Notes:

(1)	Based on 12,934,000 common shares issued and outstanding as at September 28, 2017.

(2)	Of the 6,000,000 Common Shares held, 2,000,000 common shares are held in the name of Linkson Holdings Ltd., a company over which Mr. Olafson holds voting control.

Recent Changes in Major Shareholder Ownership

To the best of our knowledge, the following transactions constitute the sole significant changes in the percentage ownership held by any major shareholders during the past three years: On June 30, 2016, Vivian Katsuris, our Chief Financial Officer and Secretary, sold 742,500 common shares in a private transaction, reducing her shareholding in the Company from 10.4% to 4.59% of our issued and outstanding common shares.

On August 13, 2014 Vivian Katsuris, our Chief Financial Officer and Secretary, acquired 1,350,000 of our common shares in a private transaction from Suzanne L. Wood, our former President, Chief Executive Officer, Chief Financial Officer, Secretary, former director, and former major shareholder. Ms. Wood resigned as a director and officer of our company concurrently with the sale of the shares.

On August 15, 2013 Patrick Morris, our Director, acquired 500,000 of our common shares in a private transasction from Tim Crowhurst, our former major shareholder and director.

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at November 30, 2015 and September 28, 2017, the registrar and transfer agent for our company reported that there were 12,934,000 common shares of our company issued and outstanding. Of these, 6,694,000 were registered to Canadian residents (8 recorded shareholders) and none were registered to residents of the United States (0 recorded shareholders), and 6,240,000 were registered to non-United States or Canadian residents (3 recorded shareholders).

Control and Control Arrangements

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

B.             Related Party Transactions

We formerly rented the premises of our head office located in Vancouver, British Columbia, Canada from Wood & Associates, a company controlled by Suzanne Wood, our former President, Chief Executive Officer, Chief Financial Officer, Secretary, former director, and former major shareholder. We rented the office space on a month to month basis at the monthly rate of $100. We paid to Wood & Associates $800 during fiscal 2014, and $1,200 during each of fiscal 2013 and fiscal 2012 for use of the office space. The office space has been provided to us free of charge on a month to month basis since the last quarter of fiscal 2015.

During the year ended November 30, 2015 we paid 6,000 (2014 - $1,500) to VivKor Holdings Inc., a company controlled by our Chief Financial Officer and Secretary, Vivian Katsuris. The paid was made for consulting services rendered by Ms. Katsuris in her capacity as CFO and Secretary of the Company.

During the year ended November 30, 2014 we also granted to Ms. Katsuris 125,000 incentive stock options exercisable until November 14, 2019 at a price of $0.30 per share.

During the year ended November 30, 2014, we paid $8,000 to Laurium Mining Services Inc. a company owned by our director, Ioannis Tsitos. The payments were for technical services and reporting in relation to our 2014 work program on the SB Property.

During the year ended November 30, 2014 we granted to Ioannis Tsitos, 125,000 incentive stock options exercisable until November 14, 2019 at a price of $0.30 per share.

From December 1, 2013 to August 31, 2014, we incurred accounting and administrative services of $11,000 to Wood & Associates.

During the year ended November 30, 2013, we also incurred accounting and administrative services to Wood & Associates of $6,000 (2012 - $7,000).

On May 1, 2012, we granted our three directors (Blake Oalfson, Ioannis Tsitos and Suzanne Wood) an aggregate of 1,000,000 stock options. Each option allows the holder to purchase one common share of the Company at an exercise price of $0.10 per common share (equal to market price at the date of grant) for a period of ten years from the date of grant. On July 24, 2013, a director resigned and surrendered to the Company for cancellation 125,000 of the above noted stock options.

On July 30, 2013, the Company allotted for grant 125,000 stock options to a new director, exercisable at a price of $0.15 per share for a period of ten years from date of grant.

Compensation

For information regarding compensation for our directors and senior management, see Item 6.B - Compensation.

C.             Interests of Experts and Counsel

Not applicable

ITEM 8.               FINANCIAL INFORMATION

A.             Financial Statements and Other Financial Information

Our financial statements (included as Item 18 of this registration statement) are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2015, including: independent auditors' report by MNP LLP, Chartered Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

These financial statements can be found under "Item 17 - Financial Statements" below.

Legal Proceedings

There have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

There have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to our company or our subsidiaries or has a material interest adverse to our company or our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

B.             Significant Changes

We are not aware of any significant change that has occurred since November 30, 2015 included in this registration statement and that has not been disclosed either elsewhere in this annual report or in our annual report for the year ended November 30, 2016 (which has been filed concurrently with this annual report).

ITEM 9.               THE OFFER AND LISTING

A.             Offer and Listing Details

(a)

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2015 and September 28, 2017, we had 12,934,000 Common Shares issued and outstanding. Our common stock is listed on the TSX Venture Exchange (“TSXV”) under the symbol “AXC”. Our common stock became eligible for trading on the TSXV on May 2, 2012. The first trade of our common stock occurred on September 10, 2014. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

(a)	Set forth below are the annual high and low market prices for our stock for each of our completed financial years (ending November 30) since inception.

	2011	2012	2013	2014	2015
High	n/a	n/a	n/a	0.40	0.06
Low	n/a	n/a	n/a	0.06	0.03

(b)	These numbers represent the annual high and low market prices for our stock as quoted on the TSXV.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

Year 2017

Quarter	February	May	August	November (through September 28, 2017)
High	0.03	0.6	0.10	0.12
Low	0.02	0.02	0.06	0.09

Year 2016

Quarter	February	May	August	November
High	0.06	0.06	0.06	0.03
Low	0.06	0.03	0.03	0.03

Year 2015

Quarter	February	May	August	November
High	0.15	0.08	0.06	0.06
Low	0.10	0.06	0.05	0.06

Year 2014

Quarter	February	May	August	November
High	n/a	n/a	n/a	0.40
Low	n/a	n/a	n/a	0.11

(c)	Set forth below are the high and low market prices for each of the six most recent completed months of the year 2017:

Month	April	May	June	July	August	September
High	0.06	0.06	0.07	0.10	0.10	0.12
Low	0.05	0.06	0.06	0.07	0.09	0.09

B.             Plan of Distribution

Not applicable to Form 20-F filed as an Annual Report.

C.             Markets

Our Common Shares are publically traded on the TSX Venture Exchange under the symbol "AXC" Our common stock is not now listed or quoted on any other securities exchange or electronic quotation service in the United States or abroad. There is currently no market for our common stock in the United States. Following the effective date of this registration statement our management intends to seek the quotation of our common stock on the OTCQB inter-dealer quotation service operated by OTC Markets Group. To achieve the quotation of our common stock on the OTCQB a market maker must file a Form 15c211 on our behalf with FINRA, and we must successfully complete an application and a management certification procedure with OTC Markets Group. We have engaged in preliminary discussions with a FINRA Market Maker to file our application on Form 15c211with FINRA on our behalf but, as of the date of this registration statement, no filing has been made. There is no guarantee that any such filing will be made or, if made, approved by FINRA.

D.             Selling Shareholders

Not applicable to Form 20-F filed as an Annual Report.

E.             Dilution

Not applicable to Form 20-F filed as an Annual Report.

F.             Expenses of the Issue

Not applicable to Form 20-F filed as an Annual Report.

ITEM 10.             ADDITIONAL INFORMATION

A.             Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 18, 2015, we had 12,934,000 Common Shares issued and outstanding.

Common Shares

We are authorized to issue an unlimited number of common shares without par value. As at November 30, 2015 and September 28, 2017, there were 12,934,000 common shares issued and outstanding.

The holders of the common shares are entitled to one vote for each common share held on all matters to be voted on by such holders. The holders of common shares are entitled to receive, pro rata, the remaining property of our company on a liquidation, dissolution or winding-up of our company after the holders of Preferred Shares have been paid. There are no pre-emptive rights or redemption rights attached to the Common Shares.

Warrants

As of August 31, 2015 and November 30, 2014, we had 2,640,000 warrants outstanding to purchase common shares at an exercise price of $0.10. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of our company. The warrants expire August 11, 2019.

Stock Options

As of November 30, 2015, we had 875,000 incentive stock options outstanding at a weighted average exercise price of $0.16. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options. The options vested upon granting, and 500,000 options expire May 1, 2022, 125,000 options on July 30, 2023, and 250,000 options on November 11, 2019.

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

Since the date of incorporation of the company 12,934,000 common shares have been issued, and 2,000,000 Common Shares have been repurchased for cancellation, as follows:

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received/Paid
October 17, 2011	1	$0.05	$0.05	Cash
November 10, 2011	9,999,999	$0.05	$499,999.95	Cash
February 29, 2012(1)	(2,000,000)	($0.05)	($100,000.00)	(Cash)
May 1, 2012	2,000,000	$0.10	$200,000.00	Cash
May 4, 2012	94,000	$0.10	$9,400.00	Cash
August 11, 2014	2,400,000	$0.05	$120,000.00	Cash
August 11, 2014	240,000	$0.05	$12,000.00	Finder's Fee
August 11, 2014	200,000	$0.05	$10,000.00	Property Payment

Notes:

(1)	On February 29, 2012 a total of 2,000,000 common shares were surrendered to the company for cancellation and returned to the company’s treasury for consideration of $0.05 per share.

Resolutions/Authorizations/Approvals

Not Applicable.

B.             Memorandum and Articles of Association

Incorporation

We are incorporated under the British Columbia Business Corporations Act (BCBCA). Our British Columbia incorporation number is BC0922905.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

  borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

See "Share Capital" above for a summary of our authorized capital and the special rights and restrictions attached to our Common Shares and Preferred Shares.

Procedures to Change the Rights of Shareholders

Our articles state that the Company may by resolution of its directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of its unissued or fully paid issued shares without par value; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) consolidate all or any of its unissued or fully paid issued shares without par value; or (h) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our Board may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer or auditor for our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the BCBCA or our articles to be present at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be C$344 million for the year 2013. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

  an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

  an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this registration statement on Form 20-F, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C.             Material Contracts

There are no other contracts, other than those disclosed below and those entered into in the ordinary course of business, that are material to the Company and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this registration statement.

  Option Agreement with Qualitas Holdings Corp., dated February 17, 2014 (amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims, and further amended on August 26, 2016)

D.             Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.             Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;
  persons with whom the non-resident holder did not deal at arm’s length; or
  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of certain material United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than non-resident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat U.S. as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before November 30, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCQB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending November 30, 2013 and do not expect to be classified as a PFIC for the year ending November 30, 2014. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending November 30, 2014 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

F.             Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” above.

G.             Statements by Experts

The financial statements of our company for the years ended November 30, 2015 and 2014 included in this annual report have been audited by MNP LLP, Chartered Professional Accountants, with a business address at Suite 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1J1, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

H.             Documents on Display

Upon the effectiveness of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 (United States), and we will thereafter file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1024, Washington, DC, 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our company referred to in this registration statement may be viewed at the offices of Salley Bowes Harwardt LLP, Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6, during normal business hours.

I.             Subsidiary Information

Our company does not have any subsidiaries.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and short-term investments are classified as a financial asset at FVTPL, other receivables are classified as loans and receivables, and accounts payable is classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Interest rate risk.

Credit Risk

Credit risk is the risk of financial loss to our company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Liquidity Risk

Liquidity risk is the risk that our company is not able to meet its financial obligations as they become due. There can be no assurance that our company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Our company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

Interest Rate Risk

The Company invests part of the cash balance in variable rate GICs at rate of Prime minus 1.95% (2013: Prime minus 1.80%) . Any changes to market rates result in interest rate risk. The exposure to interest rate risk, however, is limited due to the short term nature of variable rate GIC.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Form 20-F filed as an Annual Report.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.             CONTROLS AND PROCEDURES

We have elected to report under Item 15T.

ITEM 15T.          CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The phrase “disclosure controls and procedures” refers to controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, or the Exchange Act, such as this Annual Report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission, or SEC. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decision regarding required disclosure.

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of December 31, 2015, the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2015, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of November 30, 2015.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for “emerging growth companies.”

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the quarter ended November 30, 2015 that materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Blake Olafson, Patrick Morris and Ioannis Tsitos. As defined in National Instrument 52-110 — Audit Committees, Blake Olafson, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

  review the financial reporting process to ensure the accuracy of the financial statements of our company;

  assist the Board to properly and fully discharge its responsibilities;

  strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;

  evaluate the independent auditor's qualifications, performance and independence;

  facilitate the independence of the independent auditor;

  assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

  review the processes to monitor compliance with laws and regulations.

ITEM 16B.          CODE OF ETHICS

Our company has not adopted a Code of Ethics given its current stage of development. As our company grows, we may adopt a Code of Ethics in the future.

ITEM 16C.          PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

Our external auditors, MNP LLP, Chartered Professional Accountants., charged total fees of $11,220 for the year ended November 30, 2015. All of the $11,220 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees. Our external auditors, MNP LLP, Chartered Professional Accountants, charged total fees of $11,220 for the year ended November 30, 2014. All of the $11,220 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

None.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.          PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

See "Item 18 - Financial Statements".

ITEM 18.             FINANCIAL STATEMENTS

Our financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2015 and November 30, 2014, including: independent auditors' report by MNP LLP, Chartered Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

ALEXANDRA CAPITAL CORP.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

November 30, 2015 and 2014

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

To the Shareholders of Alexandra Capital Corp.:

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee is composed primarily of Directors who are neither management nor employees of Alexandra Capital Corp. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of Alexandra Capital Corp.’s external auditors.

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

March 18, 2016

“Blake Olafson”	“Vivian Katsuris”
President and CEO	Chief Financial Officer

Independent Auditors' Report

To the Shareholders of Alexandra Capital Corp.:

We have audited the accompanying financial statements of Alexandra Capital Corp., which comprise the statements of financial positions as at November 30, 2015 and 2014, the statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexandra Capital Corp. as at November 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Vancouver, Canada
March 18, 2016	Chartered Professional Accountants

ALEXANDRA CAPITAL CORP.
Statements of Financial Position
(Expressed in Canadian dollars)

		November 30,	November 30,
As at	Note	2015	2014

ASSETS

Current assets

Cash		$10,186	$52,859
Sales tax receivable		-	9,214
Other receivables		-	250
Prepaid expenses		2,600	6,300
Short-term investment	2	215,106	305,000
Total current assets		227,892	373,623
Non-current assets
Exploration and evaluation assets	3	165,012	155,012
Total assets		$392,904	$528,635

LIABILITIES

Current liabilities

Accounts payable and accrued liabilities		$33,887	$80,185
Total current liabilities		33,887	80,185

SHAREHOLDERS' EQUITY

Share capital	4	633,109	633,109
Contributed surplus	4	117,016	117,016
Deficit		(391,108)	(301,675)
Total shareholders' equity		359,017	448,450
Total liabilities and shareholders' equity		$392,904	$528,635

These financial statements are authorized for issuance by the Board of Directors on March 18, 2016.

Approved on behalf of the Board:

“Blake Olafson”	“Ioannis Tsitos”
Director	Director

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
Statements of Net and Comprehensive Loss
(Expressed in Canadian dollars, except per share amounts)

For the years ended November 30,	Note	2015	2014

OPERATING EXPENSES
General office expenses		$1,096	$5,250
Professional fees	9	67,361	85,669
Rent		900	1,200
Stock-based compensation		-	27,179
Transfer agent and filing fees		22,278	30,485

Total expenses		(91,635)	(149,783)

OTHER INCOME (LOSS)
Interest income		2,202	5,489
Write-off sales tax receivable	8	-	(12,737)

NET AND COMPREHENSIVE LOSS FOR THE YEAR		$(89,433)	$(157,031)

LOSS PER SHARE, Basic and Diluted		$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		12,934,000	10,960,044

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended November 30,	2015	2014

Cash Provided By (Used In)

Operating Activities

Net and comprehensive loss for the year	$(89,433)	$(157,031)

Items not affecting cash:
Share-based payments	-	27,179

Changes in non-cash working capital:
Sales tax receivable	9,214	(8,849)
Prepaid expenses	3,700	(5,000)
Other receivables	250	4,325
Accounts payable and accrued liabilities	(46,298)	72,185
Net cash used in operating activities	(122,567)	(67,191)

Investing Activities

Deferred exploration costs	(10,000)	(145,012)
Short-term investments	89,894	136,500
Net cash provided by (used in) investing activities	79,894	(8,512)

Financing Activities

Common shares issued for cash, net of share issuance costs	-	120,000
Net cash provided by financing activities	-	120,000

Increase (decrease) in cash	(42,673)	44,297

Cash, beginning of the year	52,859	8,562

Cash, end of the year	$10,186	$52,859

ALEXANDRA CAPITAL CORP.
Statement of Changes in Equity
(Expressed in Canadian dollars, except per share amounts)

		Share capital
		Number of		Contributed
	Note	shares	Amount	Surplus	Deficit	Total

Balance, November 30, 2013		10,094,000	$503,109	$89,837	$(144,644)	$448,302

Net and comprehensive loss for the year		-	-	-	(157,031)	(157,031)

Flow-through shares issued at a price of $0.05 per unit, net share issuance costs	4	2,400,000	108,000	-	-	108,000
Shares issued for Finder fee	4	240,000	12,000	-	-	12,000
Shares issued per Option on SB Property valued at $0.05 per share	4	200,000	10,000	-	-	10,000
Stock Options granted during the year	4	-	-	27,179	-	27,179

Balance, November 30, 2014		12,934,000	633,109	117,016	(301,675)	448,450
Net and comprehensive loss for the year		-	-	-	(89,433)	(89,433)

Balance, November 30, 2015		12,934,000	$633,109	$117,016	$(391,108)	$359,017

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Alexandra Capital Corp. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 2075 West 37th Avenue, Vancouver, B.C., V6M 1N7. The Company does not have any subsidiaries. The Company was a capital pool company as defined by the rules of the TSX Venture Exchange (“TSX-V” or the “Exchange”) in Policy 2.4 of the Exchange.

On August 11, 2014 the Company completed its qualifying transaction with arm’s length vendor (the “Vendor”) Eastland Management Limited (“Eastland”) and on August 13, 2014 commenced trading on the Exchange as a Tier 2 Mining Issuer. Effective August 11, 2014, the Company’s principal business activity is the exploration of mineral resources on the Southern Belle or “SB” Property.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company emphasizes that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. These financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Southern Belle property is uncertain and dependent upon projects achieving commercial production or sale. The ability of the Company to carry out its business objectives are dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	November 30, 2015	November 30, 2014
Working capital	$194,005	$293,438
Deficit	$(391,108)	$(301,675)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements are authorized for issue by the Board of Directors on March 18, 2016.

These financial statements have been prepared on the historical cost basis except for certain financial instruments classified as fair value through profit or loss (“FVTPL”) and available-for-sale which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions

The preparation of these financial statements in conformity of IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates. Significant areas requiring the use of management estimates includes:

•	the inputs used in accounting for share-based payments such as stock options;
•	the inputs used in assessing the recoverability of exploration expenditures incurred.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

•	those relating to the assessment of the Company’s ability to continue as a going concern.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Short-term investments

Short-term investments are investments which are transitional or current in nature with an original maturity greater than three months and less than twelve months. As at November 30, 2015, short-term investments consist of $215,000 in Guaranteed Investment Certificates (“GICs”) with an annual interest rates of 0.70% .

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company’s cash position.

Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its investment in mineral interests. Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition. The Company recognizes as income, any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Decommissioning, restoration and similar liabilities (“Asset retirement obligation”)

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As at November 30, 2015, the Company has no asset retirement obligations and accordingly, has not recorded an asset retirement obligation in the financial statements.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares. While IFRS contains no specific guidance on accounting for flow-through shares, the Company has chosen to adopt the following accounting policy.

At the time of closing a financing involving flow-through shares, the Company allocates the gross proceeds received (i.e. the “flow-through commitment”) as follows:

•	Share capital – the fair market price at the date of the issue;
•

Flow-through share premium – recorded as a liability and equal to the estimated premium, if any, investors pay for the flow-through feature, i.e. the portion in excess of the market value of the shares without the flow-through features at the time of issue; and

•	Fair value of warrants – if warrants are being issued, based on the valuation derived using the residual method.

In the case that the Company doesn’t issue non flow-through units together with the flow-through units, the flow-through share premium is determined by using the residual method, whereby the fair value of warrants will be valued based on the Black-Scholes option-pricing model, and the flow-through share premium equal to any residual balance after the fair market price of the common shares and fair value of warrants.

Thereafter, as qualifying resource expenditures are incurred, these costs are capitalized to exploration and evaluation assets.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through shares (continued)

At the end of each reporting period, the Company reviews its tax position and records an adjustment to its deferred tax expense/liability accounts for taxable temporary differences, including those arising from the transfer of tax benefits to investors through flow-through shares. For this adjustment, The Company considers the tax benefits (of qualifying resource expenditures already incurred) to have been effectively transferred, if it has formally renounced those expenditures at any time (before or after the end of the reporting period). Additionally, the Company reverses the liability for the flow-through share premium to income, on a proportionate basis, as an offset to deferred tax expense.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Share purchase warrants

The Company bifurcates units consisting of common shares and share purchase warrants using the residual value approach whereby it first measures the common share component of the unit at fair value using market prices as input values and then allocates any residual amount to the warrant component of the unit. The residual value of the warrant component is credited to reserves. When warrants are exercised, the corresponding residual value is transferred from reserves to share capital.

Earnings / loss per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire, or when the financial asset and its related risks and rewards are transferred. Financial liabilities are derecognized when they expire, are discharged or cancelled. Financial instruments are classified into five categories:

- Loans and receivables
- Held-to-maturity investments
- Available-for-sale
- Financial assets at fair value through profit and loss (“FVTPL”)
- Financial liabilities at amortized cost

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

All financial instruments except the FVTPL and derivatives are measured initially at fair value plus transaction costs. Financial assets at FVTPL and derivatives are recognized initially at fair value while the transaction costs are expensed in the consolidated statement of income. The classification determines how the asset is subsequently measured and whether the resulting gains or losses are recognized in profit or loss or in other comprehensive income.

After initial recognition, loans and receivables and held-to-maturity investments are measured at amortized cost using the effective interest method. Any changes to the carrying amounts of the held-to-maturity investments including impairment charges are recognized in profit and loss. Available-for-sale financial assets are measured at fair value with gains and losses recognized in other comprehensive income. Financial assets at FVTPL include financial assets that are classified either as held-for-trading or those are designated at FVTPL upon initial recognition. Gains or losses in these financial assets are recorded in profit and loss.

The Company classified its cash and short-term investment as FVTPL which is measured at fair value. Other receivables is classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which is measured at amortized cost.

Financial liabilities are measured subsequently at amortized cost except for those held-for-trading which are carried subsequently at fair value with gains or losses recorded in profit and loss.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect both accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related party transactions (continued)

Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Adoption of new accounting standards and amendments

The standards that were adopted for the period beginning on December 1, 2014 or earlier had no effect on the Company’s financial statements for the periods presented, as a result, none of the standards are disclosed.

New and Revised IFRS Issued but Not Effective

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below except those which the Company does not expect any impacts on the financial statements.

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this new standard has recently been deferred by the IASB. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

In December 2014, the IASB amended IAS 1, “Presentation of Financial Statements”, providing guidance on the application of judgment in the preparation of financial statements and disclosures. The amendments are effective for annual periods beginning on or after December 1, 2016 with early adoption permitted, but the Company does not intend to do so at this time.

3.	EXPLORATION AND EVALUATION ASSETS

Southern Belle (“SB”) Property, British Columbia

On February 17, 2014, the Company entered into an Option Agreement with Qualitas Holdings Corp. whereby the Corporation acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB”) Property, located approximately 25 kilometres west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

On August 26, 2015, the Company and Eastland Management amended the Option Agreement so that on the first anniversary of Exchange approval (August 11, 2015) the Company must arrange for payment of $10,000 to Eastland Management in lieu of the original obligation to issue 200,000 common shares. All other aspects of the Option Agreement remain unchanged.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed) and make the following payments and share issuances:

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Cash	Shares
Upon receipt of Technical Report from Eastland (paid)	$10,000	-
Upon exchange acceptance of the Agreement (paid and issued)	15,000	200,000
On or before August 11, 2015 (paid)	10,000	-
On or before August 11, 2016	-	300,000
	$35,000	500,000

Expenditures

Expenditures for the years ended November 30, 2015 and 2014 are as follows:

Southern Belle Property – British Columbia	2015	2014

Acquisition costs:
Balance, beginning	$35,000	$-
Additions	10,000	35,000
Balance, ending	45,000	35,000

Explorations costs:
Balance, beginning	120,012	-
Analysis – assay costs	-	23,614
Field Supplies and expenses	-	10,022
Contractors – field crew, supervision and reports	-	73,625
Travel, accommodation & meals	-	12,751
Balance, ending	120,012	120,012

Total	$165,012	$155,012

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value

On August 11, 2014, concurrent with the completion of the qualifying transaction, the Company completed a non-brokered private placement (the “Offering”) of an aggregate of 2,400,000 flow-through units (the “Units”) at a price of $0.05 per Unit for gross proceeds of $120,000. Each Unit consists of one flow-through common share and one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for five years from closing of the Offering. A finder’s fee of 240,000 non flow-through units was paid in connection with the private placement. The common shares granted as the finder’s fee were assigned a value of $0.05 a share ($12,000) being the deemed fair market value of the stock on the date that the shares were issued. The fair value of the common share component of the Units at the date of issuance was $0.05 being equal to market price therefore the Company allocated the entire $132,000 to common shares and nil to warrants.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(a)	Authorized: Unlimited number of common shares without par value (continued)

Pursuant to the Option Agreement, on August 11, 2014 the Company issued 200,000 common shares to Eastland Management Ltd. The shares were recorded at the fair market value of $0.05 per share for a total of $10,000 (Note 3).

(b)	Escrowed Shares

In accordance with the TSX Venture Exchange CPC policy guidelines, all seed shares issued at a price lower than the price of the Initial Public Offering (IPO) shares, all securities acquired by non-arm’s length parties to the Company, and all securities acquired by a Control Person are held in escrow and will be released over a period of three years from the acceptance of the Company’s qualifying transaction.

As at November 30, 2015, the Company has 4,800,000 (2014: 7,200,000) common shares held in escrow. These common shares held in escrow are released as follows: 10% (800,000 common shares) released on the date of the acceptance of the Company’s qualifying transaction and 15% (1,200,000 common shares) released every six months thereafter.

(c)	Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

Pursuant to the Option Plan, on November 12, 2014, the Company granted 250,000 stock options to a new director and a new officer, exercisable at a price of $0.30 per share for a period of five years from date of grant. These options vested immediately upon granting.

Stock option transactions and the number of stock options outstanding as at November 30, 2015 and 2014 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2013	1,000,000	$0.12
Granted	250,000	0.30
Balance, November 30, 2015 and 2014	1,250,000	$0.15

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(c)	Stock Options (continued)

		Number of	Weighted average
		Options	remaining
	Exercise	outstanding and	contractual	Weighted average
Expiry Date	Price	exercisable	life(year)	exercise price
	$
November 11, 2019	0.30	250,000	0.79	0.30
May 1, 2022	0.10	875,000	4.50	0.10
July 30, 2023	0.15	125,000	0.77	0.15
		1,250,000	6.06	0.15

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessary provide reliable measure of the fair value of the Company’s stock options.

The fair value of the options granted during the 2014 fiscal year determined using the Black-Scholes option-pricing model was $0.11 per option with the following assumptions:

November 30, 2014

Risk-free interest rate	1.11%
Expected life of stock options	3 years
Annualized volatility	116%

(d)	Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Once incurred, these expenditures are included in exploration and evaluation assets, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

During the year ended November 30, 2014, a cash total of $120,000 of the private placement funds derived during the year ended November 30, 2014 was by way of flow-through common shares issuances. There was no premium paid for flow through shares that is in excess of the market value of the shares without the flow through features at the time of issuance.

As of November 30, 2014, the Company had incurred $120,000 in qualifying exploration expenditures (as defined in the Canadian Income Tax Act). All commitments required pursuant to the terms of issuance of the flow-through shares had been met.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(e)	Share purchase warrants

On August 11, 2014, the Company completed of a non-brokered private placement (the “Offering”) of an aggregate of 2,400,000 flow-through units (the “Units”) at a price of $0.05 per Unit for gross proceeds of $120,000. Each Unit consists of one flow-through common share and one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for five years from closing of the Offering. A finder’s fee of 240,000 non flow-through units was paid in connection with the private placement. The fair value of the common share component of the Units at the date of issuance was $0.05 being equal to market price therefore the Company allocated the entire $132,000 to common shares and $nil to warrants.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2015 are summarized as follows:

		Weighted
	Number of	Average Exercise
	Warrants	Price	Expiry Date
Balance, November 30, 2013	106,000	$0.10
Expired During the Year	(106,000)	$0.10
Granted During the Year	2,640,000	$0.10	August 11, 2019
Balance, November 30, 2015 and 2014	2,640,000	$0.10

As at November 30, 2015, the above noted share purchase warrants have a weighted average remaining contractual life of 3.70 years.

5.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets consist of cash, short-term investments and other receivables. The estimated fair values of cash, short-term investments and other receivables approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a.	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
c.	Level 3 – inputs that are not based on observable market data.

For the years ended November 30, 2015 and 2014, the Company’s cash and short term investments are classified as Level 1.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

5.	FINANCIAL RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements. The Company’s cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of November 30, 2015, the Company had cash balance of $10,186 and $215,106 in GICs. (2014: $52,859 and $305,000, respectively) The Company had no interest-bearing debt.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash and short-term investments. The Company limits its exposure to credit risk by holding its cash and short-term investments in deposits with high credit quality Canadian financial institutions.

6.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital and cash equivalents.

The property in which the Company currently has an interest is in the exploration stage; as such the Company has historically relied on equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the years ended November 30, 2015 and 2014.

7.	INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss for the years ended November 30, 2015 and 2014:

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

7.	INCOME TAXES (continued)

	2015	2014

Loss for the year	$(89,433)	$(157,031)
Statutory tax rate	26%	26%
Expected income tax (recovery)	(23,253)	(40,828)
Non-deductible items	-	7,067
Change in estimates	-	(6,704)
Share issuance cost	-	(11,732)
Exploration and evaluation assets	-	31,200
Change in deferred tax asset not recognized	23,253	20,997

Total deferred tax recovery	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets (liabilities) at November 30, 2015 and 2014 are comprised of the following:

	2015	2014

Deferred tax assets:
Non-capital loss carry forwards	$108,597	$77,197
Cumulative eligible capital	70	70
Financing costs	12,081	20,229
Exploration and evaluation assets	(31,200)	(31,200)
	89,548	66,296
Deferred tax asset not recognized	(89,548)	(66,296)

Net deferred tax assets	$-	$-

The Company does not recognize the deferred tax liabilities on $120,000 taxable temporary difference related to the flow through share renouncement because the Company has control on the timing of the reversal of the temporary difference and the temporary difference will not reverse in the foreseeable future.

The Company has non capital loss carryforwards of approximately $374,500 (2014: $297,000) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2015 and 2014
(EXPRESSED IN CANADIAN DOLLARS)

7.	INCOME TAXES (continued)

Expiry	$
2031		3,000
2032		73,000
2033		60,000
2034		161,000
2035		121,000
Total		418,000

The Company did not recognize deferred tax assets because the Company has a history of losses as evidenced by its accumulated deficit.

8.	WRITE-OFF SALES TAX RECEIVABLE

The sales tax previously determined to be deductible was written off as a result of information received from the CRA during the year ended November 30, 2014. As a capital pool company, the Company was not eligible to claim ITC’s until the Company identified and completed its Qualifying Transaction.

9.	RELATED PARTY TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)

From December 1, 2013 to August 31, 2014, the Company incurred accounting and administrative services of $11,000 to a company owned by one of its former directors. Additionally, the former director provided the Company with office space in which the Company conducted business. The Company was charged $100 per month for use of the office space with a total of $800 paid to the company owned by one of its former directors during the period.

(b)

During the year ended November 30, 2015, the Company paid $nil (2014 - $8,000) to a company owned by a director for technical services and reporting in relation to the 2014 work program on the SB Property.

(c)	On November 12, 2014, the Company granted 250,000 stock options to a new director and a new officer, exercisable at a price of $0.30 per share for a period of five years from date of grant (Note 4).

(d)	For the year ended November 30, 2015, the Company paid $6,000 to an officer for consulting services rendered (2014 - $1,500).

10.	SUBSEQUENT EVENT

On March 7, 2016, the Company announced that it has received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and has voluntarily delisted its common shares from the TSX Venture Exchange (the “TSXV”). The Company’s common shares will be commence trading on the CSE at market open on March 10, 2016 and will be delisted from the TSXV effective March 9, 2016. The Company’s trading symbol “AXC” remains the same.

ITEM 19.             EXHIBITS

Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)
(10)	Material Contracts
10.1

Option Agreement dated February 17, 2014 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)

10.2	Stock Option Plan (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)
10.3

Amending Letter dated August 15, 2015 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on November 19, 2015)

12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Blake Olafson
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Blake Olafson
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Vivian Katsuris
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Vivian Katsuris

* Incorporated by reference to the Exhibits filed with our sForm 20-F filed on September 16, 2003.
** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALEXANDRA CAPITAL CORP.(Registrant)

/s/Blake Olafson
Blake Olafson
President and Chief Executive Officer
(Principal Executive Officer)

/s/Vivian Katsuris
Vivian Katsuris
Secretary and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: October 12, 2017