Form 20-F
period 2016-11-30
ALEXANDRA CAPITAL CORP.
filed 2017-10-13
CIK 1639142

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0288
Expires: July 31, 2018
Estimated average burden hours per.…2645.52

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2016

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number _______________________________

ALEXANDRA CAPITAL CORP.
(Exact name of Registrant as specified in its charter)

_______________________________________
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

On November 30, 2016, there were a total of 12,934,000 common shares issued and outstanding.

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

ITEM 3.               KEY INFORMATION

A.             Selected Financial Data

The following table summarizes selected financial data for our company for the fiscal years ended November 30, 2016 and 2015, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 — Operating and Financial Review and Prospects" beginning at page 25 below.

Selected Financial Data

(CAD$)

Statements of (Loss) Income Data	Year Ended November 30
	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)	2012 (audited) ($)
Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expenses	(108,987)	(91,635)	(149,783)	(52,096)	(100,880)
Net and Comprehensive Loss	(108,087)	(89,433)	(157,031)	(48,195)	(96,048)
Loss Per Share Basic and	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)
Common Shares Outstanding	12,934,000	12,934,000	10,960,044	10,094,000	9,708,876

Statement of Financial Position Data	As at November 30
	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)	2012 (audited) ($)
Current Assets	101,443	227,892	373,623	456,302	495,190
Current Liabilities	15,525	33,887	80,185	8,000	9,600
Working Capital	85,918	194,005	293,438	448,302	485,590
Total Liabilities and Shareholders' Equity	266,455	392,904	528,635	456,302	495,190
(Deficit) Retained Earnings	(499,195)	(391,108)	(301,675)	(144,644)	(96,449)

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

Since we have only relatively recently begun furthering development of our mining properties, we only have a limited operating history on which to base an evaluation of our future prospects. Our operating activities from incorporation in 2011 through November 30, 2016 consisted primarily of becoming listed on the TSX Venture Exchange (although we voluntarily delisted from the TSX Venture Exchange on March 9, 2016) and then locating and acquiring the interest in the properties that we currently hold. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our Company’s management team, there is no history upon which to base any assumption as to the likelihood that our Company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

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

As at November 30, 2016 we had a working capital of $85,918. In the Company’s audited financial statements for the fiscal year ended November 30, 2016, our auditor stated there were material uncertainties that cast substantial doubt about the company’s ability to continue as a going concern. To maintain our activities, we will require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that we will be successful in obtaining such additional financing; failure to do so could result in the inability of our company to develop new products, meet production and delivery demands and continue our operations.

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

As at November 30, 2016, the Company incurred acquisition and exploration expenditures of $165,012 (November 30, 2015 - $165,012) on the SB Property.

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

B.             Business Overview

We are a mining and exploration company listed on the Canadian Securities Exchange, trading under the symbol “AXC”. Our common shares are also quoted under the symbol “ASDRF” on the OTC Pink tier of the OTC Markets electronic quotation system, however there is no active market for our stock on the OTC Markets. Our current activities are focused on the exploration for precious and base metals on our SB Project property described herein. We are in the exploration phase and do not have any producing property. As at November 30, 2016, we had incurred acquisition and exploration expenditures of $165,012 (November 30, 2015 - $165,012) on our SB Project property. We do not currently have any detailed plans to conduct exploration on our property. Recovery of the cost of our mining assets is subject to the discovery of economically recoverable reserves, our Company’s ability to obtain the financing required to pursue exploration and development of its properties, and profitable future production or the proceeds from the sale of our properties. We must periodically obtain new funds in order to pursue our activities. We do not currently have any detailed plans to conduct additional exploration on our property. To date, we have relied exclusively on the services of third party consultants for the evaluation, maintenance, and exploration of our mineral property. No member of our management team has visited the SB Project property.

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

We are committed to complying with and are, to our knowledge, in compliance with, all governmental and environmental regulations applicable to our company and our properties. For a more detailed discussion of permitting requirements application to our proposed mineral exploration activities, please refer to the information contained under the heading “Regulation of Mineral Exploration in British Columbia” on page 31of this registration statement.

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

Table 1.             List of Tenures

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
Target 2
Target 1
A
B
C
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

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.               Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2016 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with "Item 8 – Financial Information"). Our financial statements for the fiscal year ended November 30, 2016 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A.             Operating Results

Year Ended November 30, 2016

During the year ended November 30, 2016, the Company had a comprehensive loss of $108,087 compared to a comprehensive loss of $89,433 of the year ended November 30, 2015. During the years ended November 30, 2016 and 2015, the Company’s expenses by category consisted of: professional fees of $53,328 (2015 - $67,361), general office expenses of $1,208 (2015 – $1,096), rent expenses of $nil (2015 - $900), and transfer agent and filing fees of $54,451 (2015 - $22,278). The increase in net loss in the year ended November 30, 2016 compared with the year ended November 30, 2015 was primarily due to expenditures associated with the Canadian Securities Exchange listing compliance incurred during the year ended November 30, 2016. Interest income earned for the years ended November 30, 2016 was $900 compared to $2,202 during the year ended November 30, 2015.

Liquidity and Capital Resources

The Company’s approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing.

At November 30, 2016, the Company had $101,443 in current assets (November 30, 2015 - $227,892) and $15,525 in accounts payables and accrued liabilities (November 30, 2015 - $33,887) for a working capital position of $85,918 compared to a working capital position of $194,005 as at November 30, 2015. The Company anticipates its working capital will decrease over the next quarter and ensuing year. As a result, the Company anticipates having enough working capital to meet operating and compliance expenditures for the ensuing quarter and year.

Current assets at November 30, 2016 were represented by cash of $10,276, a short-term investment balance of $90,000 and sales tax receivable balance of $1,167. Current liabilities were comprised of $525 in accounts payable and $15,000 in accrued liabilities.

At November 30, 2016, the Company had a share capital balance of $633,109 (November 30, 2015 - $633,109) and an accumulated deficit of $499,195 (November 30, 2015 - $391,108).

Financing of operations has been achieved solely by equity financing. As the Company will not generate funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis. The Company’s ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.

Detailed discussions related to the Company’s cash flows during the year ended November 30, 2016

Cash balances increased by $90 during the year ended November 30, 2016 (November 30, 2015 – decreased by $42,673).

During the year ended November 30, 2016, cash used in operating activities was $125,016 compared to cash used in operating activities of $122,567 during the year ended November 30, 2015.

The increase in cash used in operating activities is primarily due to expenditures associated with the Canadian Securities Exchange listing compliance incurred during the year ended November 30, 2016. Other than this, the overall cash used in operating activities decreased, attributed to lower expenditures on professional fees and management’s efforts to conserve cash and incur only necessary compliance and operational expenses.

Cash provided by investing activities during the year ended November 30, 2016 was $125,106 compared to cash provided by investing activities of $79,894 during the year ended November 30, 2015. The increase in cash provided by investing activities is primarily attributed to additional fund transfers from the Company’s short-term investment.

Detailed discussions related to the Company’s cash flows during the year ended November 30, 2015

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

Cash provided by investing activities during the year ended November 30, 2015 was $79,894 compared to cash used in investing activities of $8,512 during the year ended November 30, 2014. The decrease in cash used in investing activities is primarily attributed to exploration expenses incurred for the Company during the year ended November 30, 2014.

Cash provided by financing activities during the year ended November 30, 2015 was $nil (November 30, 2014 - $120,000). The increase in cash provided by financing activities was a result of the proceeds from issuance of common shares of the Company.

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

D.             Off Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

E.             Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations as of November 30, 2016 relating to long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at November 30, 2016:

F.             Safe Harbor

Not applicable.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Blake Olafson, Age 46	President, Chief Executive Officer and Director	Managing Director, Whiterock Capital, November 2011 to present; Senior Vice-President, Corporate Finance Asia, Ivanhoe Capital Corporation, April 2010 to October 2011; Director, Head of Asia, Real Estate Group, Arcapita Pte. Limited, September 2008 to March 2010
Patrick Morris, Age 47	Director	President and CEO, Primary Cobalt Corp January 2017 to present; President Hedzup MS Corp., November 2015 to president; President, Vimoris Ventures Inc., 2006 through 2015.
Ioannis Tsitos, Age 53	Director	President and Director of Goldsource Mines Inc., February 2014 to present; President, CEO and Director of Eagle Mountain Gold Corp. from January 2008 to February 2014; Director of First Bauxite Corporation, November 2011 to present; former Business Development Manager with BHP Billiton
April, 2003 to December, 2013.
Vivian Katsuris, Age 52s	Chief Financial Officer and Secretary	Director and Investment Advisor, Global Securities Corporation, , January 2014 to present; Director, Universal Ventures Inc., April 2014 to present; Corporate Secretary, Plate Resources Inc., January 2014 to July 2016.

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

B.             Compensation

During the year ended November 30, 2016 and 2015, our directors and officers received the following compensation:

  For the year ended November 30, 2016, the Company paid $10,500 to our Chief Financial Officer and corporate Secretary, Vivivan Katsuris, for consulting services rendered (2015 - $6,000).

Our directors and our officers did not accrue or receive any other cash compensation, non-cash compensation, or benefits in kind for their services during the year ended November 30, 2016 or 2015.

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

Option-Based Awards

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at November 30, 2016.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Blake Olafson, President, Chief Executive Officer, Treasurer, & Director	500,000	$0.10	May 1, 2022	Nil
Patrick Morris, Director	125,000	$0.15	July 30, 2023	Nil
Ioannis Tsitos, Director	125,000	$0.30	November 11, 2019	Nil
Vivian Katsuris, Chief Financial Officer & Secretary	125,000	$0.30	November 11, 2019	Nil

Notes:

(1)	Value is calculated based on the difference between the market value of the securities underlying the options as at November 30, 2016 being $0.03 and the exercise price of the option.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended November 30, 2016.

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

D.             Employees

As of November 30, 2016 and as at the date of this report, we do not have any employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

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

On August 13, 2014 Vivian Katsuris, acquired 1,350,000 of our common shares in a private transaction from Suzanne L. Wood, our former President, Chief Executive Officer, Chief Financial Officer, Secretary, former director, and former major shareholder. Ms. Wood resigned as a director and officer of our company concurrently with the sale of the shares.

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at November 30, 2016 and September 28, 2017, the registrar and transfer agent for our company reported that there were 12,934,000 common shares of our company issued and outstanding. Of these, 6,694,000 were registered to Canadian residents (8 recorded shareholders) and none were registered to residents of the United States (0 recorded shareholders), and 6,240,000 were registered to non-United States or Canadian residents (3 recorded shareholders).

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

B.             Related Party Transactions

As at November 30, 2016 and 2015, there was no related party balance with any directors and officers of the Company.

During the year ended November 2016, we paid $10,500 (2015 - $6,000) to VivKor Holdings Inc., a company controlled by our Chief Financial Officer and Secretary, Vivian Katsuris. The payments were made for consulting services rendered by Ms. Katsuris in her capacity as CFO and Secretary of the Company.

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

During the year ended November 30, 2014 we paid $1,500 to Vivian Katsuris, for consulting services rendered (2013 - $nil).

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2016, including: independent auditors' report by MNP LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

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

B.             Significant Changes

We are not aware of any significant change that has occurred since November 30, 2016, and that has not been disclosed elsewhere in this annual report.

ITEM 9.               THE OFFER AND LISTING

A.             Offer and Listing Details

(a)

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2016 and September 28, 2017, we had 12,934,000 Common Shares issued and outstanding. Our common stock is listed on the TSX Venture Exchange (“TSXV”) under the symbol “AXC”. Our common stock became eligible for trading on the TSXV on May 2, 2012. The first trade of our common stock occurred on September 10, 2014. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

(a)	Set forth below are the annual high and low market prices for our stock for each of our five most recent full financial years (ending November 30).

	2012	2013	2014	2015	2016
High	n/a	n/a	0.40	0.15	0.06
Low	n/a	n/a	0.06	0.05	0.03

These numbers represent the annual high and low market prices for our stock as quoted on the TSXV.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

Year 2017

Quarter	February	May	August	November (through September 28, 2017)
High	0.03	0.6	0.10	0.12
Low	0.02	0.02	0.06	0.09

Year 2016

Quarter	February	May	August	November
High	0.06	0.06	0.06	0.03
Low	0.06	0.03	0.03	0.03

Year 2015

Quarter	February	May	August	November
High	0.15	0.08	0.06	0.06
Low	0.10	0.06	0.05	0.06

(c)	Set forth below are the high and low market prices for each of the six most recent completed months of the year 2017:

Month	April	May	June	July	August	September
High	0.06	0.06	0.07	0.10	0.10	0.12
Low	0.05	0.06	0.06	0.07	0.09	0.09

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

ITEM 10.             ADDITIONAL INFORMATION

A.             Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2016, we had 12,934,000 Common Shares issued and outstanding.

Common Shares

We are authorized to issue an unlimited number of common shares without par value. As at November 30, 2016 and September 28, 2017, there were 12,934,000 common shares issued and outstanding.

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

Warrants

As of November 30, 2016, we had 2,640,000 warrants outstanding to purchase common shares at an exercise price of $0.10. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of our company. The warrants expire August 11, 2019.

Stock Options

As of November 30, 2016, we had 875,000 incentive stock options outstanding at a weighted average exercise price of $0.16. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options. The options vested upon granting, and 500,000 options expire July 30, 2023, 125,000 options on May 1, 2022, and 250,000 options on November 11, 2019.

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

Interest Rate Risk

The Company invests part of the cash balance in variable rate GICs at rate of Prime minus 2.10% (2015: 0.70%) . Any changes to market rates result in interest rate risk. The exposure to interest rate risk, however, is limited due to the short term nature of variable rate GIC.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of December 31, 2015, the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2016, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of November 30, 2015.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for “emerging growth companies.”

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the quarter ended November 30, 2016 that materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.          PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

Our external auditors, MNP LLP, Chartered Professional Accountants., charged total fees of $11,220 for the year ended November 30, 2016. All of the $11,220 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees. Our external auditors, MNP LLP, Chartered Professional Accountants, charged total fees of $11,220 for the year ended November 30, 2015. All of the $11,220 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2016 and November 30, 2015, including: independent auditors' report by MNP LLP, Chartered Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

ALEXANDRA CAPITAL CORP.

FINANCIAL STATEMENTS

November 30, 2016 and 2015

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

To the Shareholders of Alexandra Capital Corp.:

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

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

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee, which is comprised primarily of Directors who are neither management nor employees of Alexandra Capital Corp. has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of Alexandra Capital Corp.’s external auditors.

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

March 17, 2017

“BlakeOlafson”	“IoannisTsitos”
Director	Director

Independent Auditors’ Report

To the Shareholders of Alexandra Capital Corp.:

We have audited the accompanying financial statements of Alexandra Capital Corp., which comprise the statements of financial positions as at November 30, 2016 and 2015, the statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexandra Capital Corp. as at November 30, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Vancouver, British Columbia

March 17, 2017	Chartered Professional Accountants

ALEXANDRA CAPITAL CORP.
Statements of Financial Position
(Expressed in Canadian dollars)

		November 30,	November 30,
As at	Note	2016	2015
ASSETS
Current assets
Cash		$10,276	$10,186
Sales tax receivable		1,167	-
Prepaid expenses		-	2,600
Short-term investment	2	90,000	215,106
Total current assets		101,443	227,892
Non-current assets
Exploration and evaluation assets	3	165,012	165,012
Total assets		$266,455	$392,904

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$15,525	$33,887
Total current liabilities		15,525	33,887

SHAREHOLDERS' EQUITY
Share capital		633,109	633,109
Contributed surplus		117,016	117,016
Deficit		(499,195)	(391,108)
Total shareholders' equity		250,930	359,017
Total liabilities and shareholders' equity		$266,455	$392,904

These financial statements are authorized for issuance by the Board of Directors on March17,2017

Approved on behalf of the Board:

“Blake Olafson”	“Ioannis Tsitos”
Director	Director

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
Statements of Net and Comprehensive Loss
(Expressed in Canadian dollars)

For the years ended November 30,	Note	2016	2015

OPERATING EXPENSES
General office expenses		$1,208	$1,096
Professional fees	7	53,328	67,361
Rent		-	900
Transfer agent and filing fees		54,451	22,278

Total expenses		(108,987)	(91,635)

OTHER INCOME
Interest income		900	2,202

NET AND COMPREHENSIVE LOSS FOR THE YEAR		$(108,087)	$(89,433)

LOSS PER SHARE, Basic and Diluted		$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		12,934,000	12,934,000

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.

Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended November 30,	2016	2015
Cash Provided By (Used In) Operating Activities
Net and comprehensive loss for the year	$(108,087)	$(89,433)
Changes in non-cash working capital:
Sales tax receivable	(1,167)	9,214
Prepaid expenses	2,600	3,700
Other receivables	-	250
Accounts payable and accrued liabilities	(18,362)	(46,298)
Net cash used in operating activities	(125,016)	(122,567)
Investing Activities
Deferred exploration costs	-	(10,000)
Short-term investments	125,106	89,894
Net cash provided by investing activities	125,106	79,894
Increase (decrease) in cash	90	(42,673)
Cash, beginning of the year	10,186	52,859
Cash, end of the year	$10,276	$10,186

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
Statements of Changes in Equity
(Expressed in Canadian dollars, except per share amounts)

	Share capital
	Number of		Contributed
	shares	Amount	Surplus	Deficit	Total
Balance, November 30, 2014	12,934,000	$633,109	$117,016	$(301,675)	$448,450
Net and comprehensive loss for the year	-	-	-	(89,433)	(89,433)
Balance, November 30, 2015	12,934,000	633,109	117,016	(391,108)	359,017
Net and comprehensive loss for the year	-	-	-	(108,087)	(108,087)
Balance, November 30, 2016	12,934,000	$633,109	$117,016	$(499,195)	$250,930

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Alexandra Capital Corp. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 – 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On August 11, 2014 the Company completed its qualifying transaction with arm’s length vendor (the “Vendor”) Eastland Management Limited (“Eastland”) and on August 13, 2014 commenced trading on the TSX Venture Exchange as a Tier 2 Mining Issuer. Effective August 11, 2014, the Company’s principal business activity is the exploration of mineral resources on the Southern Belle or “SB” Property.

On March 7, 2016, the Company announced that it has received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and has voluntarily delisted its common shares from the TSX Venture Exchange (the “TSXV”). The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company’s trading symbol “AXC” remains the same.

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

	November 30, 2016	November 30, 2015
Working capital	$85,918	$194,005
Deficit	$(499,195)	$(391,108)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements are authorized for issue by the Board of Directors on March 17, 2017.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of presentation (continued)

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

Significant estimates and used in preparing the financial statements include, but are not limited to:

(i) Impairment of long lived assets

Determining the amount of impairment of long lived assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many of factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments in the Company’ long term assets such as property, plant and equipment and exploration and evaluation assets.

(ii) Current and deferred taxes

Accounting for income taxes is a complex process requiring management to interpret frequently changing laws and regulations and make judgments relating to the application of tax law, the estimated timing of temporary difference reversals, and the estimated realization of tax assets. All tax filings are subject to subsequent government audits and potential reassessment. These interpretations, judgments and changes related to them impact current and deferred tax provisions, deferred income tax assets and liabilities and results of operations.

(iii) Share-based payments

The fair value of stock options issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its financial statements for the year ended November 30, 2016. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures capitalized requires judgment in determining which expenditures are recognized as exploration and evaluation assets and applying the policy consistently. In making this determination, the Company considers the degree to which the expenditure can be associated with finding specific mineral resources.

(iii) Decommissioning obligations

The provision for decommissioning obligations is based on numerous assumptions and judgements including the ultimate settlement amounts, inflation factors, risk free discount rates, timing of settlement and changes in the applicable legal and regulatory environments. To the extent future revisions to these assumptions impact the measurement of the existing decommissioning obligation, a corresponding adjustment is made to the property, plant and equipment balance.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Short-term investments

Short-term investments are investments which are transitional or current in nature with an original maturity greater than three months and less than twelve months. As at November 30, 2016, short-term investments consist of $90,000 in Guaranteed Investment Certificates (“GICs”) with an annual interest rates of prime less 2.10% .

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures (continued)

evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

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

As at November 30, 2016, the Company has no asset retirement obligations and accordingly, has not recorded an asset retirement obligation in the financial statements.

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through shares (continued)

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

cash flows from the financial assets expire, or when the financial assets and their related risks and rewards are transferred. Financial liabilities are derecognized when they expire, are discharged or cancelled. Financial instruments are classified into five categories:

-	Loans and receivables
-	Held-to-maturity investments
-	Available-for-sale
-	Financial assets at fair value through profit and loss (“FVTPL”)
-	Financial liabilities at amortized cost

All financial instruments except the FVTPL and derivatives are measured initially at fair value plus transaction costs. Financial assets at FVTPL and derivatives are recognized initially at fair value while the transaction costs are expensed in the statement of income. The classification determines how the asset is subsequently measured and whether the resulting gains or losses are recognized in profit or loss or in other comprehensive income.

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

The Company classified its cash and short-term investment as FVTPL which is measured at fair value. Other receivables are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost.

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

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

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Adoption of new accounting standards and amendments

The standards that were adopted for the period beginning on December 1, 2014 or earlier had no effect on the Company’s financial statements for the periods presented, as a result, none of the standards are disclosed.

New and Revised IFRS Issued but Not Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods noted below. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective December 1, 2016

IAS 1 – Presentation of Financial Statements

In December 2014, the IASB issued an amendment to address perceived impediments to preparers exercising their judgment in presenting their financial reports. The changes clarify that materiality considerations apply to all parts of the financial statements and the aggregation and disaggregation of line items within the financial statements. The Company does not anticipate this amendment to have a significant impact on its financial statements.

Standard effective for annual periods beginning on or after December 1, 2018

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

3.	EXPLORATION AND EVALUATION ASSETS

Southern Belle (“SB”) Property, British Columbia

On February 17, 2014, the Company entered into an Option Agreement with Qualitas Holdings Corp. whereby the Corporation acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB”) Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

On August 26, 2015, the Company and Eastland Management amended the Option Agreement so that on the first anniversary of TSXV approval (August 11, 2015) the Company must arrange for payment of $10,000 to Eastland Management in lieu of the original obligation to issue 200,000 common shares. All other aspects of the Option Agreement remain unchanged.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed) and make the following payments and share issuances:

	Cash	Shares
Upon receipt of Technical Report from Eastland (paid)	$10,000	-
Upon exchange acceptance of the Agreement (paid and issued)	15,000	200,000
On or before August 11, 2015 (paid)	10,000	-
On or before August 11, 2016**	-	300,000
	$35,000	$500,000

**300,000 shares have been issued and allotted subsequent to November 30, 2016.

Expenditures

Expenditures for the years ended November 30, 2016 and 2015 are as follows:

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

Southern Belle Property– British Columbia	November 30, 2016	November 30, 2015

Acquisition costs:
Balance, beginning	$45,000	$35,000
Additions	-	10,000
Balance, Ending	45,000	45,000

Explorations costs:
Balance, Beginning and Ending	120,012	120,012

Total	$165,012	$165,012

4.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at November 30, 2016, there were 12,934,000 common shares issued and outstanding (November 30, 2015 – 12,934,000).

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

As at November 30, 2016, the Company has 2,400,000 (November 30, 2015: 4,800,000) common shares held in escrow. These common shares held in escrow are released as follows: 10% (800,000 common shares) released on the date of the acceptance of the Company’s qualifying transaction and 15% (1,200,000 common shares) released every six months thereafter.

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

Stock option transactions and the number of stock options outstanding as at November 30, 2016 and 2015 are summarized as follows:

4.	SHARE CAPITAL (continued)

	Number of	Weighted
	Options	Exercise Price
Balance, November 30, 2015 and 2014	1,250,000	$0.15
Cancelled and forfeited	(375,000)	–
Balance, November 30, 2016	875,000	$0.16

		Options	Weighted average
	Exercise	outstanding and	remaining contractual
Expiry Date	Price	exercisable	life(year)
	$
November 11, 2019	0.30	250,000	2.95
May 1, 2022	0.10	500,000	5.42
July 30, 2023	0.15	125,000	6.67
		875,000	4.89

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

(d) Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2016 and 2015 are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price	Expiry Date

Balance, November 30, 2016, 2015 and 2014	2,640,000	$0.10	August 11, 2019

As at November 30, 2016, the above noted share purchase warrants have a weighted average remaining contractual life of 2.70 years.

5.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets consist of cash and short-term investments. The estimated fair values of cash and short-term investments approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

5.	FINANCIAL RISK MANAGEMENT (continued)

a.	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

b.	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c.	Level 3 – inputs that are not based on observable market data.

For the years ended November 30, 2016 and 2015, the Company’s cash and short term investments are classified as Level 1.

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

Liquidity Risk (continued)

The Company’s cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of November 30, 2016, the Company had cash balance of $10,276 and $90,000 in GICs (November 30, 2015: $10,186 and $215,106, respectively). The Company had no interest-bearing debt.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash and short-term investments. The Company limits its exposure to credit risk by holding its cash and short-term investments in deposits with high credit quality Canadian financial institutions.

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

The property in which the Company currently has an interest is in the exploration stage; as such the Company has historically relied on equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the years ended November 30, 2016 and 2015.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

7.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. Accordingly, the fair value cannot readily be determined. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2016 and 2015, there was no related party balance with the directors and officers of the Company.

During the years ended November 30, 2016 and 2015, the Company incurred the following amounts through transactions with the CFO of the Company:

	November 30, 2016	November 30, 2015
Consulting fees	$10,500	$6,000

8.	INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations and comprehensive loss for the years ended November 30, 2016 and 2015:

	2016	2015

	$	$
Net loss before tax and comprehensive loss	(108,087)	(89,433)
Statutory tax rate	26.00%	26.00%
Expected income tax (recovery)	(28,103)	(23,253)
Non-deductible items	21	-
Change in estimates	5,087	12,109
Change in deferred tax asset not recognized	22,995	11,144
Total tax expense (recovery)	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Deferred tax assets (liabilities) at November 30, 2016 and 2015 are comprised of the following:

	2016	2015

	$	$
Tax losses carryforward	24,703	31,200
Exploration and evaluation assets	(24,703)	(31,200)
Net deferred tax asset (liability)	-	-

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2016 and 2015
(EXPRESSED IN CANADIAN DOLLARS)

8.	INCOME TAXES (continued)

The unrecognized deductible temporary differences are as follows:

	2016	2015

	$	$
Tax losses carryforward	414,539	297,682
Cumulative eligible capital	270	270
Financing costs	18,050	46,466
Unrecognized deductible temporary differences	432,859	344,418

Non-capital losses carryforward

As at November 30, 2016, the Company has not recognized a deferred tax asset in respect of non-capital losses carryforwards of approximately $414,539 (2015: $297,682) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in 2033 to 2036.

Expiry	$
2033	38,172
2034	117,154
2035	122,790
2036	136,423
TOTAL	414,539

9.	SUBSEQUENT EVENT

See Note 3.

ITEM 19.             EXHIBITS

Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant’s Form 20FR12G furnished to the Commission on September 11, 2015)
(10)	Material Contracts
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

* Incorporated by reference to the Exhibits filed with our Form 20-F filed on September 16, 2003.
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