Form 20-F
period 2017-11-30
ALEXANDRA CAPITAL CORP.
filed 2018-04-25
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0288
COMMISSION	Expires: July 31, 2018
Washington, D.C. 20549	Estimated average
burden
hours per.…2645.52

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2017

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________to ______________________

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

On November 30, 2017, there were a total of 19,349,500 common shares issued and outstanding.

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

The following table summarizes selected financial data for our company for the fiscal years ended November 30, 2017, 2016, 2015, 2014, and 2013, respectively, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 — Operating and Financial Review and Prospects" beginning at page 25 below.

Selected Financial Data

(CAD$)

Statements of (Loss) Income Data	Year Ended November 30
	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)
Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expenses	(116,359)	(108,987)	(91,635)	(149,783)	(52,096)
Net and Comprehensive Loss	(115,989)	(108,087)	(89,433)	(157,031)	(48,195)
Loss Per Share Basic and	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)
Common Shares Outstanding	19,349,500	12,934,000	12,934,000	10,960,044	10,094,000

Statement of Financial Position Data	As at November 30
	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)
Current Assets	589,850	101,443	227,892	373,623	456,302
Current Liabilities	51,171	15,525	33,887	80,185	8,000
Working Capital	538, 679	85,918	194,005	293,438	448,302
Total Liabilities and Shareholders' Equity	760,862	266,455	392,904	528,635	456,302
(Deficit) Retained Earnings	(615,184)	(499,195)	(391,108)	(301,675)	(144,644)

B.	Capitalization and Indebtedness

Not applicable to Form 20-F filed as an Annual Report.

C.	Reason for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as an Annual Report.

D.	Risk Factors

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

Mining and exploration activities are also subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on our company. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of our company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of our mining activities and may be fined if convicted of an offence under such legislation.

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

Since we have only relatively recently begun furthering development of our mining properties, we only have a limited operating history on which to base an evaluation of our future prospects. Our operating activities from incorporation in 2011 through November 30, 2017 consisted primarily of becoming listed on the TSX Venture Exchange (although we voluntarily delisted from the TSX Venture Exchange on March 9, 2016) and then locating and acquiring the interest in the properties that we currently hold. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our Company’s management team, there is no history upon which to base any assumption as to the likelihood that our Company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

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

As at November 30, 2017 we had a working capital of $538, 679. In the Company’s audited financial statements for the fiscal year ended November 30, 2017, our auditor stated there were material uncertainties that cast substantial doubt about the company’s ability to continue as a going concern. To maintain our activities, we will require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that we will be successful in obtaining such additional financing; failure to do so could result in the inability of our company to develop new products, meet production and delivery demands and continue our operations.

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

Alexandra Capital Corp. was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300-2015 Burrard Street, Vancouver, BC, V6J 3H4. The Company does not have any subsidiaries. The Company was a capital pool company (“CPC”) as defined by Policy 2.4 of the TSX Venture Exchange (the “Exchange”).

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

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed). The Company is also required to make cash payments to the vendors of the Option of $10,000 upon receipt of the Technical Report (paid), $15,000 at the time of Exchange approval (paid) and $10,000 on the first anniversary of Exchange approval (paid). Additionally, the Company must issue 500,000 shares (200,000 upon Exchange approval (issued) and 300,000 on or before the second anniversary (issued). .

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

Recent Developments and Transactions

As at November 30, 2017, the Company had incurred acquisition and exploration expenditures of $171,012 (November 30, 2016 - $165,012) on the Southern Bell Property. During the year ended November 30, 2017, we issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets. The Company fulfilled its obligation to earn the 100% interest in the Southern Belle Property with the share issuance.

On November 10, 2017, the Company entered into a non-binding Letter of Intent with WMC ApS (“WMC”), a private Danish company based in Copenhagen which has developed and operates a platform for trading digital assets including digital currencies. The LOI provides for the grant by WMC to the Company of an exclusive license to use, market, sub-license, sell and distribute the technology in Canada and the United States of America.

On November 20, 2017 Patrick Morris resigned from our board of directors. His resignation did not result from any disagreement with the Company regarding our operations, policies, practices or otherwise. Concurrently, Vivian Katsuris, our then Chief Financial Officer, was appointed to fill the ensuing vacancy on our board of directors.

On December 1, 2017, the Company completed a non-brokered private placement of 5,500,000 common shares at a price of $0.10 per share, for gross proceeds of $550,000.00. The Company also issued 490,500 common shares in respect of finder’s fees payable in relation to the private placement. Pursuant to Canadian securities regulation the common shares issued in the offering were subject to a four month hold period, which expired on March 30, 2018.

Also on December 1, 2017, the Company entered into a non-binding letter of intent with WMC ApS (“WMC”), a private Danish company based in Copenhagen which brokers and develops payment processes in crypto currency transactions. The agreement replaced the non-binding letter of intent between the parties dated November 10, 2017. Pursuant to the new Letter of Intent, the Company, WMC and its shareholders proposed to enter into a definitive agreement whereby the Company would acquire all of the issued and outstanding common shares of WMC in consideration for the issuance by the Company of 26,000,000 common shares at closing, and an additional 15,000,000 common shares on the 13th month after closing, subject to WMC achieving an average of $5,000,000.00 in gross monthly transaction volume over the preceding 12 months. Closing of the transaction was subject to several conditions precedent, including the completion of a definitive agreement and achievement of financing for gross proceeds of at least $3,000,000.00, among others. ON April 10, 2018 the Company announced its intention not to pursue the transaction with WMC.

On December 22, 2017 Jeremy Poirier was appointed as a director of our board of directors.

On January 15, 2018 Blake Olafson resigned as president, chief executive officer, and as a director of the Company, and Vivian Katsuris resigned as Chief Financial Officer. The resignations did not result from any disagreement with the Company regarding our operations, policies, practices or otherwise. Concurrently, our board of directors appointed Vivian Katsuris as President and Chief Executive Officer, and Zara Kanji as Chief Financial Officer. Ms. Katsuris also continues as a director of the Company.

April 10, 2018 the Company entered into a non-binding letter of intent with Plymouth Rock Technologies Inc. (“PRT”). PRT is a private Delaware corporation that is developing a system using Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues. PRT is also developing a millimeter wave antenna with military and civilian applications which can be drone-mounted to detect weapons such as guns, suicide vests, and explosives in mass gatherings. PRT is also working on other threat detection systems and technologies that can be integrated into existing screening environments. Pursuant to the Letter of Intent, the Company, PRT and its shareholders propose to enter into a definitive agreement whereby the Company would acquire all of the issued and outstanding common shares of PRT in consideration for the issuance by the Company of 3,000,000 common shares of the Company at closing. All common shares issued as consideration for the PRT shares would be subject to escrow and resale restrictions under Canadian securities law and the policies of the Canadian Securities Exchange.

B.	Business Overview

We are a mining and exploration company listed on the Canadian Securities Exchange, trading under the symbol “AXC”. Our common shares are also quoted under the symbol “ASDRF” on the OTC Pink tier of the OTC Markets electronic quotation system, however there is no active market for our stock on the OTC Markets. Our current activities are focused on the exploration for precious and base metals on our SB Project property described herein. We are in the exploration phase and do not have any producing property. As at November 30, 2017, we had incurred acquisition and exploration expenditures of $171,012 (November 30, 2016 - $165,012) on our SB Property. Also during fiscal 2017, our management has engaged in the identification and evaluation of new technologies and businesses with the aim of diversifying our business through strategic transactions. We do not currently have any detailed plans to conduct exploration on our property. Recovery of the cost of our mining assets is subject to the discovery of economically recoverable reserves, our Company’s ability to obtain the financing required to pursue exploration and development of its properties, and profitable future production or the proceeds from the sale of our properties. We must periodically obtain new funds in order to pursue our activities. We do not currently have any detailed plans to conduct additional exploration on our property. To date, we have relied exclusively on the services of third party consultants for the evaluation, maintenance, and exploration of our mineral property. No member of our management team has visited the SB Project property.

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

Compliance with Government Regulation

Our business is subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. The Mines and Mineral Resources Division (MMD) of the Ministry of Energy and Mines (MEM) regulates the approval, development and reclamation of all mines in British Columbia under the authority of the province’s Mines Act (1996) and its associated regulations, and all other applicable Federal and Provincial laws. Any future exploration will require licenses and permits from various governmental and nongovernmental authorities, and may require permission of surface title holders for access to conduct exploration and/or extraction. There can be no assurance, however, that all permits or surface access rights which we may require for continued exploration, construction of mining facilities and conduct of mining operations, particularly environmental permits and other reclamation requirements, will be obtainable or achievable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any mining project that we may undertake.

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

Our company's head office is located in an office space in Vancouver, British Columbia, Canada. On October 31, 2017, we entered into one-year lease agreement for the space commencing November 1, 2017 and ending on October 31, 2018. The minimum base rent is $2,500 per month.

Previously we occupied an office space provided by our former President and CEO. We rented that office space at the rate of $100 per month until the third quarter of 2015, and it was subsequently provided without charge on a month to month basis through October, 2017.

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

Table 1.	List of Tenures

The SB Project consists of the following mineral claims:

Tenure Number	Claim Name	Owner	Map Number	Good To Date	Area (ha)
855421	SB 1	266788	092I	2018/Dec/31	496.62
855422	SB 2	266788	092I	2018/Dec/31	475.93
855424	SB 3	266788	092I	2018/Dec/31	475.92
855425	SB 4	266788	092I	2018/Dec/31	310.24
855426	SB 5	266788	092I	2018/Dec/31	310.24
855427	SB 6	266788	092I	2018/Dec/31	517.07
855428	SB 7	266788	092I	2018/Dec/31	517.06
855430	SB 8	266788	092I	2018/Dec/31	413.65
				Total:	3516.73

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The SB property lies 25 kilometres west of Merritt, British Columbia. The claims are readily accessible west from Merritt on Provincial Highway 8 to Spius Creek Road and then via the Spius Creek Road to the Nuaitch Creek Road which traverses the property.

The topography is moderately steep, lying between 490 metres and 1620 meters above sea level (ASL). There are cliffs and long ridges of outcrop throughout the property. The major drainage is Nuaitch Creek through the centre of the property. Limited areas in the northwest have been logged, while the remaining property consists of open stands of fir and pine. The southern portion of the property is accessible from Nuaitch Creek Road and the northwest corner is accessible from Manning Creek Road.

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

•

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

•	Target 2 is a stream sediment area where gold values of 14 and 15 ppb Au were obtained from the central section of the unnamed tributary.
•	Target 3 is a stream sediment area where a gold value of 156.3 ppb was obtained from the upper reaches of Manning Creek. This area was under snow cover and inaccessible during the May 2012 program.

The 2012 program tested the Target 1 and Target 2 areas, as well as the strike projection of the PV and NIC zones from the Prospect Valley property contiguous to the south. Three continuous to semi-continuous gold-in-soil anomalies were identified as shown on Figure 3:

•

The NW trending Anomaly A lies in the NW section of the grid and spans four lines, a distance in excess of 800 metres. It is open to the northwest and the strongest values appear on the northernmost line. If this anomaly continues to the NW, it may be the source of the gold in silt anomaly from Manning Creek.

•

Anomaly B represents the possible strike projection of the PV zone. It is semi-continuous through most of the length of the grid, a distance of 1600 metres. This anomaly may explain the anomalous silt samples taken from the south flowing tributaries of Nuaitch Creek within Target 2.

•

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

The soil sampling program identified three linear gold-in-soil anomalies and one gold-in-soil cluster anomaly:

•	Soil anomaly A is a 1,700 metre linear anomaly with multi-station gold values on two of the soil lines.
•

Soil anomaly B is a 1,600 metre linear anomaly that may represent the northeast strike projection of the PV zone from the contiguous Prospect Valley property to south. This anomaly may explain the historic silt anomalies from the south flowing tributaries of Nuaitch Creek.

•

Soil anomaly C is a 1,400 metre linear anomaly that may represent the northeast strike projection of the NIC Zone from the Prospect Valley property contiguous to the south. Two of the southern lines have multi- 4 stations anomalous gold values. In addition, historic exploration located a series of intense blue-green chalcedonic quartz veins in the area of the anomaly.

•

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

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2017 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with "Item 8 – Financial Information"). Our financial statements for the fiscal year ended November 30, 2017 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A.	Operating Results

Year Ended November 30, 2017

During the year ended November 30, 2017, the Company had a comprehensive loss of $115,989 compared to a comprehensive loss of $108,087 of the year ended November 30, 2016. During the years ended November 30, 2017 and 2016, the Company’s expenses by category consisted of: professional fees of $91,853 (2016 - $53,328), general office expenses of $2,979 (2016 – $1,208), rent expenses of $2,500 (2016 - $Nil), and transfer agent and filing fees of $19,027 (2016 - $54,451). The increase in net loss in the year ended November 30, 2017 compared with the year ended November 30, 2016 was primarily due to the consulting fees incurred for the LOI with WMC. Interest income earned for the years ended November 30, 2017 was $370 compared to $900 during the year ended November 30, 2016. The decrease in interest income was primarily due to the reduction of funds in the Company’s short-term investment account.

Liquidity and Capital Resources

The Company’s approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due, and has sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for property exploration and to support general administrative expenses.

At November 30, 2017, the Company had $589,850 in current assets (November 30, 2016 - $101,443) and $51,171 in accounts payables and accrued liabilities (November 30, 2016 - $15,525) for a working capital position of $538,679 compared to a working capital position of $85,918 as at November 30, 2016.

Current assets at November 30, 2017 were represented by cash of $96,152 (November 30, 2016 - $10,276), subscription receivable of $428,000 (November 30, 2016 - $Nil), a short-term investment balance of $Nil (November 30, 2016 - $90,000), prepaid expenses of $40,375 (November 30, 2016 - $Nil), and sales tax receivable balance of $6,573 (November 30, 2016 - $1,167). Current liabilities were comprised of $36,671 in accounts payable (November 30, 2016 - $525) and $14,500 in accrued liabilities (November 30, 2016 - $15,000).

At November 30, 2017, the Company had a share capital balance of $1,218,766 (November 30, 2016 - $633,109) and an accumulated deficit of $615,184 (November 30, 2016 - $499,195).

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

Detailed discussions related to the Company’s cash flows during the years ended November 30, 2017

Cash balances increased by $85,876 during the year ended November 30, 2017 (November 30, 2016 – $90).

During the year ended November 30, 2017, cash used in operating activities was $126,124 compared to cash used in operating activities of $125,016 during the year ended November 30, 2016. The increase in cash used in operating activities is primarily attributed to higher expenditures on professional fees and legal fees for the LOI with WMC announced during the 4th quarter ended November 30, 2017 and subsequently on December 1, 2017.

Cash provided by investing activities during the year ended November 30, 2017 was $90,000 compared to cash provided by investing activities of $125,106 during the year ended November 30, 2016. The cash provided by investing activities was primarily attributed to additional funds transferred from the Company’s short-term investment.

Cash provided by financing activities during the year ended November 30, 2017 was $122,000 (2016 - $Nil). The increase in cash provided by financing activities was a result of the net proceeds from issuance of common shares of the Company from the private placement announced during the 4th quarter ended November 30, 2017. As at November 30, 2017, the Company had subscription receivable balance of $428,000 from investors.

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

E.	Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations as of November 30, 2017 relating to long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at November 30, 2017:

F.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Ioannis Tsitos, Age 54	Director

President and Director of Goldsource Mines Inc., February 2014 to present; President, CEO and Director of Eagle Mountain Gold Corp., January 2008 to February 2014; Director of First Bauxite Corporation, November 2011 to present; former Business Development Manager with BHP Billiton April, 2003 to December, 2013.

Vivian Katsuris, Age 53	Chief Financial Officer and Secretary

Director and Investment Advisor, Global Securities Corporation, January 2014 to present; Director, Universal Ventures Inc., April 2014 to October 2017; Director and Corporate Secretary, Plate Resources Inc., January 2014 to July 2016.

Jeremy Poirier, Age 31	Director	President, Chief Executive Officer, and Director, Bearing Lithium Corp., August 2016 to present; President, Nico Consulting, 2004 to present;
Zara Kanji, Age 47	Chief Financial Officer

Owner, Zara Kanji & Associates, CPA, 2003 to present; Chief Financial Officer, Secretary, and Director, Xander Resources Inc., December 2009 to present; Chief Financial Officer, Megastar Development Corp., September 2011 to present.

Vivian Katsuris – President, Chief Executive Officer, Secretary, Director

Ms. Katsuris was appointed Chief Financial Officer and Secretary on August 11, 2014. On November 20, 2017 she resigned as CFO and was appointed President, Chief Executive Officer, and as a Director.

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

Mr. Tsitos has over 28 years’ experience in the mining industry, having spent 19 years with BHP Billiton Group. He has lived and worked in South Africa, Ecuador, Greece and the United Kingdom, and has been working in Canada since 2000. Originally a physicist-geophysicist, he left BHP Billiton in December 2007, where he had the title of New Business Manager for Mineral Exploration. He holds a B.Sc. degree in Physics from the University of Athens and a Master’s degree in Applied Geophysics and Geology from the University of Birmingham, U.K. In addition, he has done management and finance studies as part of an MBA program with Herriot Watt University, Edinburgh. Mr. Tsitos brings to the Company a wealth of knowledge and extensive experience in the mining sector focused on exploration and development for a wide spectrum of commodities, from gold, base metals, nickel and diamonds to bulk minerals such as bauxite, coal and iron ore. He has done business in 32 countries. He has been instrumental in the identification, negotiation and execution of more than 50 exploration and mining agreements with juniors, majors, as well as with state exploration and mining companies. He is currently a director of Goldsource Mines Inc., First Bauxite Corporation and Kensington Court Ventures Inc.

Jeremy Poirier – Director

Mr. Poirier has been a director of our company since December 22, 2017.

Jeremy Poirier is the President, Chief Executive Officer, and a Director of Bearing Lithium Corp., (TSXV-BRZ; OTCQB-BRGRF) a Vancouver and Chile based mineral exploration company. Since 2004, he has served as President of Nico Consulting, a management and consulting services firm which provides a range of investor awareness and advisory services for both public and private companies. Mr. Poirier has over 12 years of experience in the capital markets, built a strong network of investor and industry contacts, served on a number of boards, and held senior officer positions at several public and private companies. Through his network and market expertise Mr. Poirier has facilitated capital raising efforts as well as successful asset acquisition and corporate development undertakings. Most recently, Mr. Poirier was a co-founder of Pure Energy Minerals Limited (TSXV:PE) and served as a Director from December 2013 to September 2016, in addition to holding a senior management role. During his tenure with Pure Energy, he reviewed numerous lithium assets and fostered relationships with various partners throughout the supply chain. He also serves as a Member of Advisory Board at Nevada Energy Metals Inc. (TSXV:BFF) since April 2016.

Zara Kanji—Chief Financial Officer

Zara Kanji, CPA, CGA, has been Chief Financial Officer of our company since January 15, 2018.

Ms. Kanji, is a Member of the Chartered Professional Accountants of British Columbia and Canada and the owner of Zara Kanji & Associates, CPA, an accounting, tax and management consulting firm she founded in 2003. She holds a Bachelors of Technology in Accounting (honors) and a Diploma in Corporate Finance (Honors) from the British Columbia Institute of Technology. She is experienced in financial reporting compliance for junior listed companies, and has served as a director and officer for several public companies listed in Canada. She currently serves as Chief Financial Officer, Secretary, and Director of Xander Resources Inc. (TSXV-XND), and as Chief Financial Officer, of Megastar Development Corp. (TSXV-MDV).

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B.	Compensation

During the years ended November 30, 2017 and 2016, our directors and officers received the following compensation:

•	For the year ended November 30, 2017, the Company paid $13,500 to our former Chief Financial Officer and corporate Secretary, Vivian Katsuris, for consulting services rendered (2016 - $10,500).
•	As at November 30, 2017, $2,625 (2016 - $Nil) of prepayment was made to our former Chief Financial Officer, Vivian Katsuris, for consulting services to be provided subsequent to year-ended November 30, 2017.

Our directors and our officers did not accrue or receive any other cash compensation, non-cash compensation, or benefits in kind for their services during the year ended November 30, 2017 or 2016.

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

Our stock option plan has the following terms and conditions:

•	stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company;
•	the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;
•	the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
•	options will be exercisable at a price which is not less than the Discounted Market Price (as defined by the TSXV policy 1.1);
•

options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the optionee ceases to be employed and options granted to all other persons will expire within a reasonable period of time from the date the optionee ceases to hold his or her position or office;

•

the number of Common Shares reserved for issuance to any one person pursuant to options granted during the previous 12 months shall not exceed 5% of the issued and outstanding Common Shares at the time of grant; and the number of options granted to consultants or persons performing investor relations activities will not exceed 2% unless the TSXV provides approval;

•

the aggregate number of Common Shares which may be subject to issuance pursuant to options granted under our stock option plan shall not exceed the equivalent of 10% of the issued and outstanding Common Shares of the Company;

•

options will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the TSXV;

•	every option granted under our stock option plan shall be evidenced by a written agreement between the Company and the optionee;
•	any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options;
•	any reduction in exercise price of options granted to the Company's insiders will be subject to approval of disinterested shareholders of the Company.

Option-Based Awards

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at November 30, 2017.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Blake Olafson, Former President, Chief Executive Officer, Treasurer, & Director(2)	500,000	$0.10	May 1, 2022	200,000
Patrick Morris, Former Director(3)	Nil	n/a	n/a	Nil
Ioannis Tsitos, Director	125,000	$0.30	November 11, 2019	25,000
Vivian Katsuris, President, Chief Executive Officer, Secretary, Director	125,000	$0.30	November 11, 2019	25,000

Notes:

(1)	Value is calculated based on the difference between the market value of the securities underlying the options as at November 30, 2017, being $0.50, and the exercise price of the option.
(2)	Mr. Olafson resigned as a director and officer of the Company on January 15, 2018.
(3)	Mr. Morris resigned as a director of the Company on November 10, 2017.

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

Audit Committee

The members of our audit committee are Vivian Katsuris, Jeremy Poirier and Ioannis Tsitos. As defined in National Instrument 52-110 — Audit Committees, Vivian Katsuris, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	review the financial reporting process to ensure the accuracy of the financial statements of our company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	evaluate the independent auditor's qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	review the processes to monitor compliance with laws and regulations.

D.	Employees

As of November 30, 2017 and as at the date of this report, we do not have any employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

E.	Share Ownership

As at April 19, 2018, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned(2)
	# of Shares	% of Class(1)
Blake Olafson, Former President, Chief Executive Officer, Treasurer, & Director (3)	2,000,000(4)	9.49	500,000(5)
Vivian Katsuris, President, Chief Executive Officer, Secretary, & Director	257,500	1.21	125,000
Patrick Morris, Former Director	125,000	(7)	Nil
Ioannis Tsitos, Director	Nil	Nil	125,000
Zara Kanji, Chief Financial Officer	Nil	Nil	Nil
Jeremy Poirier, Director	Nil	Nil	Nil

Notes:

(1)	Based on 21,077,500 common shares issued and outstanding as at April 19, 2018

(2)	Options are exercisable into common shares, on a one-for-one basis.

(3)	Mr. Olafson resigned as an officer and director on January 15, 2018

(4)	2,000,000 Common Shares are held in the name of Linkson Holdings Ltd., a company over which Mr. Olafson holds voting control.

(5)	As at April 19, 2018 the options are pending exercise.

(6)	Mr. Morris resigned as a director of the Company on November 10, 2017.

(7)	Less than 1%

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

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, except as follows:

Name of Shareholder	Number of Shares Held	% of Class Held(1)
Blake Olafson(2)	2,500,000	11.86
Jonathan Dubouis-Phillips	1,200,000	5.69

Notes:

(1)	Based on 21,077,500 common shares issued and outstanding as at April 19, 2018.

(2)

Includes 2,000,000 common shares held in the name of Linkson Holdings Ltd., a company over which Mr. Olafson holds voting control, and 500,000 common shares underlying vested stock options held by Mr. Olafson which are pending exercise..

Recent Changes in Major Shareholder Ownership

To the best of our knowledge, the following transactions constitute the sole significant changes in the percentage ownership held by any major shareholders during the past three years:

On January 22, 2018, Blake Olafson, our former Chief Executive Officer, President, Treasurer, and Director, sold 4,000,000 common shares in a private transaction, reducing his shareholdings in the Company from 28.46% to 9.48% of our issued and outstanding common shares.

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

Residency of Shareholders

As at November 30, 2017 and April 19, 2018, the registrar and transfer agent for our company reported that there were 19,379,500 and 21,077,500 common shares of our company issued and outstanding, respectively. Of the 19,379,500 common shares issued and outstanding on November 30, 2017, 11,419,000 were registered to Canadian residents (18 recorded shareholders), 275,000 were registered to residents of the United States (2 recorded shareholders), and 7,685,500 were registered to non-United States or Canadian residents (7 recorded shareholders). Of the 21,077,500 common shares of our company issued and outstanding on April 19, 2018, 16,117,000 were registered to Canadian residents (14 recorded shareholders), 275,000 were registered to residents of the United States (2 recorded shareholders), and 4,685,500 were registered to non-United States or Canadian residents (7 recorded shareholders).

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

The Company recorded the following transactions with related parties during the period from the beginning of the Company’s preceding three financial years up to the date of this Annual Report:

During the year ended November 2017, we paid $13,500 (2016 - $10,500; 2015 - $6,000) to VivKor Holdings Inc., a company controlled by our then Chief Financial Officer and Secretary, Vivian Katsuris. The payments were made for consulting services rendered by Ms. Katsuris in her former capacity as CFO and Secretary of the Company.

During the year ended November 30, 2017, Patrick Morris, a former director of the Company, exercised 125,000 options at a price of $0.15 per share, for gross proceeds of $18,750. The funds were received subsequent to the year ended November 30, 2017.

As at November 30, 2017, $2,625 (2016 - $Nil) of prepayment was made to Vivian Katsuris, the former CFO of the Company, for consulting services to be provided subsequent to year-ended November 30, 2017. No amount is due from any other of the Company’s directors, officers and related entities to the Company’s directors and officers.

We formerly rented the premises of our head office located in Vancouver, British Columbia, Canada from Wood & Associates, a company controlled by Suzanne Wood, our former President, Chief Executive Officer, Chief Financial Officer, Secretary, former director, and former major shareholder. We rented the office space on a month to month basis at the monthly rate of $100 until the third quarter of 2015.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the year ended November 30, 2017, including: independent auditors' report by MNP LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

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

We are not aware of any significant change that has occurred since November 30, 2017, and that has not been disclosed elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

(a)

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2017 and April 19, 2018, we had 19,379,500 and 21,077,500 Common Shares issued and outstanding, respectively. Our common stock is listed on the TSX Venture Exchange (“TSXV”) under the symbol “AXC”. Our common stock became eligible for trading on the TSXV on May 2, 2012. The first trade of our common stock occurred on September 10, 2014. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

(a)	Set forth below are the annual high and low market prices for our stock for each of our five most recent full financial years (ending November 30).

	2013	2014	2015	2016	2017
High	n/a	0.40	0.15	0.06	0.50
Low	n/a	0.06	0.05	0.03	0.02

These numbers represent the annual high and low market prices for our stock as quoted on the TSXV.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

Year 2018

Quarter	February	Through April 19, 2018
High	0.93	0.75
Low	0.50	0.50

Year 2017

Quarter	February	May	August	November
High	0.03	0 05	0.10	0.50
Low	0.02	0.02	0.05	0.09

Year 2016

Quarter	February	May	August	November
High	0.06	0.06	0.06	0.03
Low	0.06	0.03	0.03	0.03

Year 2015

Quarter	February	May	August	November
High	0.15	0.08	0.06	0.06
Low	0.10	0.06	0.05	0.06

(c)	Set forth below are the high and low market prices for each of the six most recent completed months of the year 2017:

Month	April	May	June	July	August	September
High	0.06	0.06	0.07	0.10	0.10	0.12
Low	0.05	0.06	0.06	0.07	0.09	0.09

B.	Plan of Distribution

Not applicable to Form 20-F filed as an Annual Report.

C.	Markets

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

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2017 and April 19, 2018, we had 19,379,500 and 21,077,500 Common Shares issued and outstanding, respectively.

Common Shares

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

Warrants

As of November 30, 2017, we had 2,640,000 warrants outstanding to purchase common shares at an exercise price of $0.10. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of our company. The warrants expire August 11, 2019.

Stock Options

As of November 30, 2017, we had 750,000 incentive stock options outstanding at a weighted average exercise price of $0.17. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options. The options vested upon granting, and 500,000 options expire May 1, 2022, and 250,000 options on November 11, 2019.

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

Since the date of incorporation of the company 21,077,500.common shares have been issued, and 2,000,000 Common Shares have been repurchased for cancellation, as follows:

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received/Paid
October 17, 2011	1	$0.05	$0.05	Cash
November 10, 2011	9,999,999	$0.05	$499,999.95	Cash
February 29, 2012(1)	(2,000,000)	($0.05)	($100,000.00)	(Cash)
May 1, 2012	2,000,000	$0.10	$200,000.00	Cash
May 4, 2012	94,000	$0.10	$9,400.00	Cash
August 11, 2014	2,400,000	$0.05	$120,000.00	Cash
August 11, 2014	240,000	$0.05	$12,000.00	Finder's Fee
August 11, 2014	200,000	$0.05	$10,000.00	Property Payment
February 15, 2017	300,000	$0.02	$6,000	Property Payment
November 30, 2017	5,500,000	$0.10	$550,000	Cash
November 30, 2017	490,500	$0.10	$49,050	Finder’s Fee
November 28, 2017	125,000	$0.15	$18,750	Cash
December 12, 2017	55,000	$0.10	$5,500	Cash
December 19, 2017	100,000	$0.10	$10,000	Cash
December 22, 2017	476,000	$0.10	$47,600	Cash
January 9, 2018	476,000	$0.10	$10,000	Cash
January 19, 2018	100,000	$0.10	$10,000	Cash
January 22, 2018	500,000	$0.10	$50,000	Cash
February 2, 2018	21,000	$0.10	$2,100	Cash

Notes:

(1)	On February 29, 2012 a total of 2,000,000 common shares were surrendered to the company for cancellation and returned to the company’s treasury for consideration of $0.05 per share.

Resolutions/Authorizations/Approvals

Not Applicable.

B.	Memorandum and Articles of Association

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

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
•

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

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

Limitations on Ownership of Securities

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be C$344 million for the year 2013. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
•	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
•

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

•

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•	the non-resident holder;
•	persons with whom the non-resident holder did not deal at arm’s length; or
•	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

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

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for nonresident holders to claim dividends. Any remittances of dividends to United States residents and to other nonresidents are, however, subject to withholding tax. See “Taxation” above.

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

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

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

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of November 30, 2017, the Company had cash balance of $96,152 and $Nil in GICs (November 30, 2016: $10,276 and $90,000, respectively). The Company had no interest-bearing debt.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of November 30, 2017, the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2017, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of November 30, 2017.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for “emerging growth companies.”

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the year ended November 30, 2017 that materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

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

The members of our audit committee are Vivian Katsuris, Ioannis Tsitos, and Jeremy Poirier. As defined in National Instrument 52-110 — Audit Committees, Vivian Katsuris, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	review the financial reporting process to ensure the accuracy of the financial statements of our company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	evaluate the independent auditor's qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	review the processes to monitor compliance with laws and regulations.

ITEM 16B.	CODE OF ETHICS

Our company has not adopted a Code of Ethics given its current stage of development. As our company grows, we may adopt a Code of Ethics in the future.

ITEM 16C.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

Our external auditors, MNP LLP, Chartered Professional Accountants., charged total fees of $17,120 for the year ended November 30, 2017. All of the $17,120 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees. Our external auditors, MNP LLP, Chartered Professional Accountants, charged total fees of $11,220 for the year ended November 30, 2016. All of the $11,220 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2017 and November 30, 2016, including: independent auditors' report by MNP LLP, Chartered Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

ALEXANDRA CAPITAL CORP.

FINANCIAL STATEMENTS

November 30, 2017 and 2016

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

“Vivian Katsuris”	“Ioannis Tsitos”
President	Director

Independent Auditors’ Report

To the Shareholders of Alexandra Capital Corp.:

We have audited the accompanying financial statements of Alexandra Capital Corp., which comprise the statements of financial position as at November 30, 2017 and 2016, and the related statements of operations and comprehensive loss, changes in equity and cash flows for the three years ended November 30, 2017, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexandra Capital Corp. as at November 30, 2017 and 2016 and its financial performance and its cash flows for the three years ended November 30, 2017, 2016 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Vancouver, British Columbia March 12, 2018
Chartered Professional Accountants

ALEXANDRA CAPITAL CORP.
Statements of Financial Position
(Expressed in Canadian dollars)

		November 30,	November 30,
As at	Note	2017	2016
ASSETS
Current assets
Cash		$96,152	$10,276
Subscription receivable	4	428,000	-
Sales tax receivable		6,573	1,167
Prepaid expenses	7	40,375	-
Due from related parties	7	18,750	-
Short-term investments	2	-	90,000
Total current assets		589,850	101,443
Non-current assets
Exploration and evaluation assets	3	171,012	165,012
Total assets		$760,862	$266,455
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$51,171	$15,525
Total current liabilities		51,171	15,525
SHAREHOLDERS' EQUITY
Share capital	4	1,218,766	633,109
Contributed surplus	4	106,109	117,016
Deficit		(615,184)	(499,195)
Total shareholders' equity		709,691	250,930
Total liabilities and shareholders' equity		$760,862	$266,455

These financial statements are authorized for issuance by the Board of Directors on March 12, 2018.

Approved on behalf of the Board:

“Vivian Katsuris”	“Ioannis Tsitos”
President	Director

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
Statements of Net and Comprehensive Loss
(Expressed in Canadian dollars)

For the years ended November 30,	Note	2017	2016	2015

OPERATING EXPENSES

General office expenses		$2,979	$1,208	$1,096
Professional fees	7	91,853	53,328	67,361
Rent	9	2,500	-	900
Transfer agent and filing fees		19,027	54,451	22,278
Total expenses		(116,359)	(108,987)	(91,635)
OTHER INCOME
Interest income		370	900	2,202
NET AND COMPREHENSIVE LOSS FOR THE YEAR		$(115,989)	$(108,087)	$(89,433)

LOSS PER SHARE, Basic and Diluted		$(0.01)	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		13,171,397	12,934,000	12,934,000

ALEXANDRA CAPITAL CORP.
Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended November 30,	2017	2016	2015
Cash Provided By (Used In)
Operating Activities
Net and comprehensive loss for the year	$(115,989)	$(108,087)	$(89,433)
Changes in non-cash working capital:
Sales tax receivable	(5,406)	(1,167)	9,214
Prepaid expenses	(40,375)	2,600	3,700
Due from related parties	-	-	250
Accounts payable and accrued liabilities	35,646	(18,362)	(46,298)
Net cash used in operating activities	(126,124)	(125,016)	(122,567)
Investing Activities
Deferred exploration costs	-	-	(10,000)
Short-term investments	90,000	125,106	89,894
Net cash provided by investing activities	90,000	125,106	79,894
Financing Activities
Common shares issued for cash, net of share issuance costs and subscription receivable	122,000	-	-
Net cash provided by financing activities	122,000	-	-
Increase in cash	85,876	90	(42,673)
Cash, beginning of the year	10,276	10,186	52,859
Cash, end of the year	$96,152	$10,276	$10,186

ALEXANDRA CAPITAL CORP.
Statements of Changes in Equity
(Expressed in Canadian dollars)

	Share capital
	Number of		Contributed
	shares	Amount	Surplus	Deficit	Total
Balance, November 30, 2014	12,934,000	$633,109	$117,016	$(301,675)	$448,450
Net and comprehensive loss for the year	-	-	-	(89,433)	(89,433)
Balance, November 30, 2015	12,934,000	633,109	117,016	(391,108)	359,017
Net and comprehensive loss for the year	-	-	-	(108,087)	(108,087)
Balance, November 30, 2016	12,934,000	633,109	117,016	(499,195)	250,930
Net and comprehensive loss for the year	-	-	-	(115,989)	(115,989)
Shares issued for private placements (Note 4)	5,500,000	550,000	-	-	550,000
Share issuance costs (Note 4)	490,500	-	-	-	-
Shares issued for exploration and evaluation assets (Note 3)	300,000	6,000	-	-	6,000
Shares issued for options exercised (Note 4)	125,000	29,657	(10,907)	-	18,750
Balance, November 30, 2017	19,349,500	$1,218,766	$106,109	$(615,184)	$709,691

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Alexandra Capital Corp. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 – 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On August 13, 2014, the Company commenced trading on the TSX Venture Exchange as a Tier 2 Mining Issuer. The Company’s principal business activity is the exploration of mineral resources on the Southern Belle or “SB” Property.

On March 7, 2016, the Company announced that it has received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and has voluntarily delisted its common shares from the TSX Venture Exchange (the “TSXV”). The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company’s trading symbol “AXC” remains the same. The Company’s common shares are also trading on Over-The-Counter Bulletin Board (the “OTCBB”) with the symbol “AXDRF”.

Letter of Intent

On December 1, 2017, the Company entered into a further non-binding letter of intent (“LOI”), which supersedes and replaces the previous letter of intent announced on November 10, 2017, with WMC ApS (“WMC”), a private Danish company based in Copenhagen which brokers and develops payment processes in crypto currency transactions (the “Technology”). The Company previously entered into a non-binding letter of intent on November 10, 2017 with WMC for the grant by WMC to the Company of an exclusive license to use, market, sub-license, sell and distribute the Technology in Canada and the United States of America.

Pursuant to the new LOI, the Company, WMC and its shareholders will enter into a definitive agreement (the “Definitive Agreement”) whereby the Company will acquire all of the issued and outstanding common shares of WMC in consideration for the issuance by the Company of 26,000,000 common shares of the Company at closing. The Company will issue an additional 15,000,000 common shares on the 13th month after closing the acquisition, provided that WMC achieves an average of $5,000,000 in gross monthly transaction volume over the preceding 12 months. All common shares issued as consideration for the WMC shares will be subject to CSE escrow requirements and a statutory four months hold period.

Closing of the proposed transaction is subject to a number of conditions being satisfied or waived at or before closing, including the following:

•	Execution of a mutually acceptable Definitive Agreement;
•	Satisfactory completion of due diligence by each of the parties;
•	No material adverse change with respect to WMC or its business having occurred;
•	Completion of further financing for gross proceeds of at least $3,000,000; and
•	Receipt of all required regulatory and Canadian Securities Exchange approvals.

The Company is currently in the process of renegotiating the terms of the LOI as of the date of the audit report.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

Going Concern

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

	November 30, 2017	November 30, 2016
Working capital	$538,679	$85,918
Deficit	$(615,184)	$(499,195)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements are authorized for issue by the Board of Directors on March 12, 2018.

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

Significant estimates are used in preparing the financial statements include, but are not limited to:

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
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

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its financial statements for the year ended November 30, 2017. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

(ii)	Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures capitalized requires judgment in determining which expenditures are recognized as exploration and evaluation assets and applying the policy consistently. In making this determination, the Company considers the degree to which the expenditure can be economically recoverable.

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Short-term investments

Short-term investments are investments which are transitional or current in nature with an original maturity greater than three months and less than twelve months. As at November 30, 2017, short-term investments consist of $Nil (November 30, 2016 - $90,000) in Guaranteed Investment Certificates (“GICs”).

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

As at November 30, 2017, the Company has no asset retirement obligations and accordingly, has not recorded an asset retirement obligation in the financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company’s cash position.

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

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire, or when the financial assets and their related risks and rewards are transferred. Financial liabilities are derecognized when they expire, are discharged or cancelled. Financial instruments are classified into five categories:

-	Loans and receivables
-	Held-to-maturity investments
-	Available-for-sale
-	Financial assets at fair value through profit and loss (“FVTPL”)
-	Financial liabilities at amortized cost

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

All financial instruments except the FVTPL and derivatives are measured initially at fair value plus transaction costs. Financial assets at FVTPL and derivatives are recognized initially at fair value while the transaction costs are expensed in the statements of net and comprehensive loss. The classification determines how the asset is subsequently measured and whether the resulting gains or losses are recognized in profit or loss or in other comprehensive loss.

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

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

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

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year, but are not yet effective. None of these are expected to have a significant effect on the financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 9 Financial Instruments – IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 is applicable to annual reporting periods beginning on or after January 1, 2018.

IFRS 16, Leases - IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 15 is applicable to annual reporting periods beginning on or after January 1, 2019.

IFRS 2, Share-Based Payment – On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company does not expect that the new and amended standards will have a significant impact on its financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
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

During the year ended November 30, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets. The Company fulfilled its obligation to earn the 100% interest in the Southern Belle Property with the share issuance.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed) and make the following payments and share issuances:

	Cash	Shares

Upon receipt of Technical Report from Eastland (paid)	$10,000	-
Upon exchange acceptance of the Agreement (paid and issued)	15,000	200,000
On or before August 11, 2015 (paid)	10,000	-
On or before August 11, 2016 (issued)	-	300,000
	$35,000	500,000

Expenditures

Expenditures for the years ended November 30, 2017 and 2016 are as follows:

Southern Belle Property– British Columbia	November 30, 2017	November 30, 2016

Acquisition costs:
Balance, beginning	$45,000	$45,000
Additions	6,000	-
Balance, Ending	51,000	45,000

Explorations costs:
Balance, Beginning and Ending	120,012	120,012

Total	$171,012	$165,012

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL

(a)	Common Shares

Authorized: Unlimited number of common shares without par value

The authorized capital of the Company consists of an unlimited number of common shares without par value. On February 15, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets (Note 3).

On November 28, 2017, the Company issued a total of 125,000 common shares at a price of $0.15 per share, for gross proceeds of $18,750, for options exercised for a former director of the Company.

On November 30, 2017, the Company issued 5,500,000 common shares at a price of $0.10 per share for total gross proceeds of $550,000, pursuant to the private placement previously announced on November 10, 2017. The Company also issued 490,500 common shares at a price of $0.10 per share valued at $49,050 as finder’s fees.

As of November 30, 2017, the Company had subscription receivable balance of $428,000 (2016: Nil) for the common shares issued for the private placement on November 30, 2017 and $18,750 for commons share issued for options exercised by a former director on November 28, 2017 recorded in due from related party.

As at November 30, 2017, there were 19,349,500 common shares issued and outstanding (November 30, 2016 – 12,934,000).

(b)	Escrowed Shares

In accordance with the TSXV CPC policy guidelines, all seed shares issued at a price lower than the price of the Initial Public Offering (IPO) shares, all securities acquired by non-arm’s length parties to the Company, and all securities acquired by a Control Person are held in escrow and will be released over a period of three years from the acceptance of the Company’s qualifying transaction.

As at November 30, 2017, the Company has nil common shares (November 30, 2016: 2,400,000) held in escrow. These common shares held in escrow were released as follows: 10% (800,000 common shares) released on the date of the acceptance of the Company’s qualifying transaction and 15% (1,200,000 common shares) released every six months thereafter.

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

Stock option transactions and the number of stock options outstanding as at November 30, 2017 and 2016 are summarized as follows:

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(c)	Stock Options (continued)

	Number of	Weighed Average
	Options	Exercise Price
Balance, November 30, 2015	1,250,000	0.15
Cancelled and forfeited	(375,000)	-
Balance, November 30, 2016	875,000	0.16
Exercised	(125,000)	-
Balance, November 30, 2017	750,000	0.17

		Number of Options	Weighted average
	Exercise	outstanding and	remaining contractual	Weighted average
Expiry Date	Price	exercisable	life(year)	exercise price
	$
November 11, 2019	0.30	250,000	1.95	0.30
May 1, 2022	0.10	500,000	4.42	0.10
		750,000	3.60	0.17

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

(d)	Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2017 and 2016 are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price	Expiry Date
Balance, November 30, 2017 and 2016	2,640,000	$0.10	August 11, 2019

As at November 30, 2017, the above noted share purchase warrants have a weighted average remaining contractual life of 1.7 years.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

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

For the years ended November 30, 2017 and 2016, the Company’s cash and short-term investments are classified as Level 1.

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

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of November 30, 2017, the Company had cash balance of $96,152 and $Nil in GICs (November 30, 2016: $10,276 and $90,000, respectively). The Company had no interest-bearing debt.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash and short-term investments. The Company limits its exposure to credit risk by holding its cash and short-term investments in deposits with high credit quality Canadian financial institutions.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

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

The property owned by the Company is currently is in the exploration stage; as such the Company has historically relied on equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the years ended November 30, 2017 and 2016.

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

During the years ended November 30, 2017 and 2016, the Company incurred the following amounts through transactions with the CFO of the Company:

	November 30, 2017	November 30, 2016	November 30, 2015
Consulting fees	$13,500	$10,500	$6,000

During the year ended November 30, 2017, a former director of the Company exercised 125,000 options at a price of $0.15 per share, for gross proceeds of $18,750 (Note 4). The funds were received subsequent to the year end.

As at November 30, 2017, $2,625 (2016 - $Nil) of prepayment was made to the CFO of the Company for consulting services to be provided subsequent to year-ended November 30, 2017. No amount is due from any other of the Company’s directors, officers and related entities to the Company’s directors and officers.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended November 30, 2017 and 2016, the Company incurred non-cash financing and investing activities as follows:

	November 30, 2017	November 30, 2016
Non-cash financing activities:
Fair value of options exercised	$10,907	$-
Shares issued for finder's fees	49,050	-
Subscription receivable	428,000	-
Non-cash investing activities:
Shares issued for exploration and evaluations assets	$6,000	$-

9.	COMMITMENTS

On October 31, 2017, the Company entered into one-year lease agreement for leased premises in Vancouver, British Columbia, commencing November 1, 2017 and ending on October 31, 2018. The minimum base rent is $2,500 per month.

10.	INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2017 and 2016:

	2017	2016	2015

Net loss before tax and comprehensive loss	$(115,989)	$(108,087)	$(89,433)
Statutory tax rate	26.00%	26.00%	26.00%
Expected income tax (recovery)	(30,157)	(28,103)	(23,253)
Non-deductible items	-	21	-
Change in deferred tax asset not recognized	30,157	28,082	23,253
Income tax expense (recovery)	$-	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Deferred tax assets (liabilities) at November 30, 2017 and 2016 are comprised of the following:

	2017	2016

Exploration and evaluation assets	$(95,012)	$(95,012)
Non-capital losses carryforwards	95,012	95,012
Net deferred tax asset	$-	$-

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

10.	INCOME TAXES (continued)

The unrecognized deductible temporary differences as at November 30, 2017 and 2016 are comprised of the following:

	2017	2016

Non-capital losses carryforwards	$554,298	$417,075
Financing costs	48,265	18,050
Cumulative eligible capital	270	270
Total unrecognized deductible temporary differences	$602,833	$435,395

The Company has non-capital loss carryforwards, for which no deferred tax asset has been recognized of approximately $554,298 (2016: $417,075) which may be carried forward to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
2033	$40,708
2034	117,154
2035	122,790
2036	138,822
2037	134,824
TOTAL	$554,298

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

11.	SUBSEQUENT EVENTS

On December 12, 2017, the Company issued 55,000 common shares for gross proceeds of $5,500 for warrants exercised.

On December 19, 2017, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

On December 22, 2017, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On December 22,2017, the Company elected Mr. Jeremy Poirier to its board of directors.

On December 27, 2017, the Company announced that it has arranged a non-brokered private placement of 7,000,000 common shares at a price of $0.50 per common share, for gross proceeds of $3,500,000, which is subject to regulatory approval.

On January 9, 2018, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On January 19, 2018, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

On January 22, 2018, the Company issued 500,000 common shares for gross proceeds of $50,000 for warrants exercised.

On February 2, 2018, the Company issued 21,000 common shares for gross proceeds of $2,100 for warrants exercised.

See Note 1 and Note 7.

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

10.4**	Letter of Intent with Plymouth Rock Technologies Inc. dated April 10, 2018
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Vivian Katsuris
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Vivian Katsuris
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALEXANDRA CAPITAL CORP. (Registrant)

/s/Vivian Katsuris
Vivian Katsuris
President and Chief Executive Officer
(Principal Executive Officer)

/s/Zara Kanji
Zara Kanji
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: April 25, 2018