Form 20-F
period 2018-11-30
Plymouth Rock Technologies Inc.
filed 2019-05-29
CIK 1639142

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-028
Expires: July 31, 2021
Estimated average
burden
hours per.…2645.52

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2018

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number _______________________________

PLYMOUTH ROCK TECHNOLOGIES INC.
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

On November 30, 2018, there were a total of 31,761,300 common shares issued and outstanding.

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

As used in this annual report, the terms "we", "us", "our", "our company" and "the company" refer to Plymouth Rock Technologies Inc., a British Columbia corporation, and our wholly owned subsidiary, Plymouth Rock Technologies Inc., a Delaware corporation, unless otherwise stated. References to "Plymouth Rock USA refer to our wholly owned subsidiary.

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable to Form 20-F filed as an Annual Report.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as an Annual Report.

ITEM 3.        KEY INFORMATION

A.       Selected Financial Data

The following table summarizes selected financial data for our company for the fiscal years ended November 30, 2018, 2017, 2016, 2015, and 2014, respectively, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 — Operating and Financial Review and Prospects" beginning at page 18 below.

Selected Financial Data

(CAD$)

Statements of (Loss) Income Data	Year Ended November 30
	2018 (audited) ($)	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)
Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expenses	(681,655)	(116,359)	(108,987)	(91,635)	(149,783)
Net and Comprehensive Loss	(998,225)	(115,989)	(108,087)	(89,433)	(157,031)
Loss Per Share Basic and	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)
Common Shares Outstanding	25,309,654	13,171,397	12,934,000	12,934,000	10,960,044

Statement of Financial Position Data	As at November 30
	2018 (audited) ($)	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)
Current Assets	2,811,971	589,850	101,443	227,892	373,623
Current Liabilities	166,941	51,171	15,525	33,887	80,185
Working Capital	2,645,030	538, 679	85,918	194,005	293,438
Total Liabilities and Shareholders' Equity	412,754	760,862	266,455	392,904	528,635
(Deficit) Retained Earnings	(1,602,085)	(615,184)	(499,195)	(391,108)	(301,675)

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

Risks Associated with Our Business

Limited Operating History

The Company has no history of business operations, revenue generation or production history. The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company’s current and planned operations will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Environmental rehabilitation or restitution, revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required. To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion, and pursue only those development plans that can be funded through cash flows generated from its existing operations.

Regulatory Requirements

The current or future operations of the Company require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. There can be no assurance that all permits which the Company may require for the facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any development project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in operations may be required to compensate those suffering losses or damage, and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulation and permits governing operations and activities of companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in the development of new projects.

Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations and no revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favourable terms or at all. It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company’s shareholders.

Competition

There is competition within the security screening and threat detection market. The Company will compete with other companies, many of which have greater financial, technical and other resources than the Company, as well as for the recruitment and retention of qualified employees and other personnel.

An inability to secure or defend intellectual property rights and protections for our technologies may negatively impact our business or financial position.

The Company has developed security screening technologies that are adequate to counter various threats. The Company may be unable to prevent competitors from independently developing or selling products similar to or duplicate of the Company, and there can be no assurance that the resources invested by the Company to protect the Intellectual Property will be sufficient. The Company may be unable to secure or retain ownership or rights. In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, it could be required to pay substantial damages or it could be enjoined from offering some of products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses it needs in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, toxic substances and other matters. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other technology companies.

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act ("BCBCA") provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

Litigation

The Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit.

As certain of the Company’s officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company’s operations may be sporadic, which may result in periodic interruptions or suspensions.

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

The trading price for our common stock on the Canadian Securities Exchange (CSE) (where our stock has traded since March 10, 2016) has been and is likely to continue to be highly volatile. Although our common shares are currently quoted on the OTC Pink tier of the electronic quotation service operated by OTC Markets Group, there is no active market for our common shares, and no significant U.S. market may develop. f such a market develops, prices on that market are also likely to be highly volatile.

Factors that could adversely affect the price of our Common Shares include:

[ ]	fluctuations in our operating results;
[ ]	changes governmental regulation;
[ ]
[ ]	litigation;
[ ]	general stock market and economic conditions;
[ ]	number of shares available for trading (float); and
[ ]	inclusion in or dropping from stock indexes.

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

Risks Relating to Management

We depend on key personnel to operate our business effectively in the competitive security and threat detection technology industry.

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel. The loss of the services of these persons may have a material adverse effect on the Company’s business and prospects. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

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

ITEM 4.        INFORMATION ON THE COMPANY

A.       History and Development of the Company

The Company was incorporated as Alexandra Capital Corp. under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 – 2015 Burrard Street, Vancouver, B.C., V6J 3H4. We have one wholly owned subsidiary, Plymouth Rock Technologies Inc., a Delaware corporation (“Plymouth Rock USA”).

Following incorporation, the Company was a capital pool company (“CPC”) as defined by Policy 2.4 of the TSX Venture Exchange (the “Exchange”). On August 11, 2014 the Company completed its qualifying transaction with arm’s length vendor (the “Vendor”) Eastland Management Limited (“Eastland”) and on August 13, 2014 commenced trading on the Exchange as a Tier 2 Mining Issuer (TSXV: AXC).

On March 7, 2016, the Company announced that it received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and voluntarily delisted its common shares from the TSXV. The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company’s common shares were traded under symbol “AXC” on the CSE.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock USA and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol “PRT” on November 1, 2018 (See “Business Acquisition” section of this report).

On January 8, 2019, the Company’s common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

On February 12, 2019, the Company’s common shares are now eligible for electronic clearing and settlement through the Depository Trust Company (“DTC”) in the United States (“US”). DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies. DTC eligibility is expected to simplify the process of trading and enhance liquidity of the Company's common shares.

Historical Development of our Business since Incorporation

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

On November 10, 2017, the Company entered into a non-binding Letter of Intent with WMC ApS (“WMC”), a private Danish company based in Copenhagen which has developed and operates a platform for trading digital assets including digital currencies. The LOI provided for the grant by WMC to the Company of an exclusive license to use, market, sub-license, sell and distribute the technology in Canada and the United States of America.

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

Recent Developments and Acquisition of Plymouth Rock USA

During the year ended November 30, 2018, the Company sold its entire interest in the SB Property for a cash payment of $15,000, incurring a loss on the disposition of exploration and evaluation assets of $156,012. With the business acquisition and the sale of the mineral interest of the SB Property, the Company no longer pursues the exploration and development of mineral properties.

On April 10, 2018 the Company entered into a non-binding letter of intent with Plymouth Rock Technologies Inc. (“PRT”). PRT is a private Delaware corporation that is developing a system using Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues. PRT is also developing a millimeter wave antenna with military and civilian applications which can be drone-mounted to detect weapons such as guns, suicide vests, and explosives in mass gatherings. PRT is also working on other threat detection systems and technologies that can be integrated into existing screening environments. Pursuant to the Letter of Intent, the Company, PRT and its shareholders propose to enter into a definitive agreement whereby the Company would acquire all of the issued and outstanding common shares of PRT in consideration for the issuance by the Company of 3,000,000 common shares of the Company at closing. All common shares issued as consideration for the PRT shares would be subject to escrow and resale restrictions under Canadian securities law and the policies of the Canadian Securities Exchange.

On June 21, 2018, the Company entered into a definitive agreement with Plymouth Rock USA. Pursuant to the agreement, the Company will acquire all of the issued and outstanding common shares of Plymouth Rock USA in consideration of the issuance of 3,000,000 common shares of the Company. All shares issued as consideration for the Plymouth Rock USA shares will be subject to a resale restriction period of four months from the closing of the transaction and will bear a restrictive legend to this effect.

On October 30, 2018, the Company received shareholder approval regarding our proposed change of business, change of name and symbol with the acquisition of Plymouth Rock USA. For the acquisition, the Company issued 3,000,000 common shares of the Company to the four shareholders of Plymouth Rock USA. The Company also issued 231,250 common shares of the Company as a finder’s fee. The company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol “PRT” on November 1, 2018.

On February 19, 2019, the Company signed a memorandum of understanding (“MOU”) with Abicom International Ltd. (“Abicom International”), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence (“AI”) to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices (“IED’S”).

On March 12, 2019, the Company announced that Manchester Metropolitan University assigned the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items.

B.       Business Overview

We are a security and threat detection technology company listed on the Canadian Securities Exchange, trading under the symbol “PRT”. Our common shares are also quoted under the symbol “ASDRF” on the OTCQBtier of the OTC Markets electronic quotation system, however there is no active market for our stock on the OTC Markets. Our current activities are focused on the development of security screening and threat detection technology solutions using radar imaging and signal processing technology. We are in the development phase and have not achieved revenue.

Our Technologies

The Company’s core technologies include: (1) A Millimeter Remote Imaging system from Airborne Drone (“MIRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti ”).

Wi-Ti

On February 19, 2019, the Company signed a memorandum of understanding (“MOU”) with Abicom International Ltd. (“Abicom International”), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence (“AI”) to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices (“IED’S”).

The past three years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Plymouth Rock Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies Wi-Ti can be used in airport concourse areas, stadiums and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for none intrusive screening of crowds in real time. Further, with Wi-Ti, there are no radio emissions, so this method of detection can be freely used in any Wi-Fi enabled environment without special license or regulatory approval.

Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. “Abicom International’s status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally”. The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

Millimeter Wave, Shoe Scanning Technology

On March 12, 2019, the Company announced that Manchester Metropolitan University assigned the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items.

The Millimeter Wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events and other high throughput, screening applications. This safe, proven technology is already sanctioned by US FDA, Health Canada and EU Airport legislation.

MIRIADMIRIAD is a compact, RF sensor package that is specifically designed for use on UAVs (Unmanned Aerial Vehicles). The basic sensor format will be designed to support a variety of missions but will be initially optimized to detect weaponry or suicide devices concealed on a person in an outdoor environment using passive millimeter wave radar.

MIRIAD uses a unique ultra-lightweight antenna to capture radar images of target subjects within a wide field of view. The captured radar image data, along with high resolution video is then backhauled wirelessly over a high capacity data link to a central processing center for data analysis. Using algorithm based digital signal processing techniques the radar signature is analyzed and overlaid onto the video imagery to display a real time image of the video capture that includes an indication of any concealed threat item. The technology uses both Artificial Intelligence (AI) and Augmented Reality (AR) techniques to positively Identify a threat and its exact location on subjects within its field of view. Multiple MIRIAD equipped UAV’s can be supported by a single data processing facility to cover large areas.

MIRIAD’s primary intended applications are outdoor public event crowd screening, special police and security service operations, and forward operating base protection, Other planned applications include remote infrastructure inspection and analysis; oil and gas pipeline inspection, and search and rescue (land and sea).

Sources and Availability of Raw Materials

We do not require or anticipate requiring any uncommon raw materials for manufacturing of our planned products. Our planned products will rely on common electronic components and materials which are not subject to significant price volatility. ,

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are dependent on certain proprietary or licensed technology, designs, and other intellectual property. We currently hold the United Kingdom patent for the Millimeter Wave, Shoe Scanning technology for a term of 15 years. We have not obtained any other patents, patents applications or trademarks in connection with our products or planned products, and have no plans to do so in the immediate future. We intend to protect our intellectual property primarily through a combination of trade secrets, license restrictions, and copyright.

Competition

We are a security and threat detection technology company. We compete with other technology companies for financing and for market share in our fields of specialization. Many of the companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on the acquisition, development and commercialization of technologies of merit,. In addition, they may be able to afford more scientific or engineering expertise in the development of their technologies. This competition could result in competitors offering products of greater quality and interest to prospective investors who may finance additional development and commercialization. This competition could adversely impact on our ability to finance further product development and to achieve the financing necessary for us to develop our business

Compliance with Government Regulation

Our business is subject to laws and regulations governing the production, sale and use of surveillance, threat detection and security technology, including but not limited to regulation regarding public safety, personal privacy, public transportation, criminal law, consumer protection, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, environmental protection, and other matters. Legislation such as the Airport Security Federalization Act (United States), the Aviation and Transportation Security Act (United States) and the Aviation Security Act (Canada) and their respective associated regulations, and all other applicable Federal, State, Provincial and municipal laws. The testing, marketing, and sale of our current and future products may require permissions or permits from various governmental and nongovernmental authorities. There can be no assurance, however, that all permissions or permits will be obtainable or achievable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any product that we may develop or seek to market.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing the marketing, sale, or use of our products to be curtailed.

Amendments to current laws, regulations and permits governing the intended use of our technologies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in capital expenditures or production costs, or require abandonment or delays in development of new products.

We are committed to complying with and are, to our knowledge, in compliance with, all governmental regulations applicable to our company and our planned products.

Research and Development Expenditures

The Company has acquired its technology and intellectual property through acquisition. We accordingly incurred $Nil in research and development expenditures during the fiscal year ended November 30, 2018.

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

D.       Property, Plants and Equipment

Our company's operating office is located in an office space in Plymouth, Massachusetts. In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum base rent is US$2,917 per month for the period from December 1, 2018 to November 30, 2019 and US$3,005 per month from December 1, 2019 to November 30, 2020.

Previously, on October 31, 2017, we entered into one-year lease agreement for our former office space (located in Vancouver, British Columbia) which commenced November 1, 2017 and ended on October 31, 2018. The minimum base rent was $2,500 per month.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Information Concerning the SB Project

On February 17, 2014, and further amended on May 2, 2014, the Company entered into an Option Agreement, with Eastland Management Ltd. whereby the Company acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB”) Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as the optionor of the claims.

On August 26, 2015, the Company and Eastland Management amended the Option Agreement so that on the first anniversary of Exchange approval (August 11, 2015) the Company must arrange for payment of $10,000 to Eastland Management in lieu of the original obligation to issue 200,000 common shares. All other aspects of the Option Agreement remain unchanged.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company was required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed). The Company was also required to make cash payments to the vendors of the Option of $10,000 upon receipt of the Technical Report (paid), $15,000 at the time of Exchange approval (paid) and $10,000 on the first anniversary of Exchange approval (paid). Additionally, the Company had to issue 500,000 shares (200,000 upon Exchange approval (issued) and 300,000 on or before the second anniversary (issued).

During the year ended November 30, 2018, the Company sold its entire interest in the SB Property for a cash payment of $15,000, incurring a loss on the disposition of exploration and evaluation assets of $156,012. With the business acquisition and the sale of the mineral interest of the SB Property, the Company no longer pursues the exploration and development of mineral properties.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.        Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2018 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with "Item 8 – Financial Information"). Our financial statements for the fiscal year ended November 30, 2018 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A.       Operating Results

Year Ended November 30, 2018

During the year ended November 30, 2018, the Company had a comprehensive loss of $986,901 compared to a comprehensive loss of $115,989 from the year ended November 30, 2017.

During the year ended November 30, 2018 and 2017, the Company’s expenses by category consisted of: business development of $11,326 (2017 - $Nil), accounting fees of $66,463 (2017 - $19,920), consulting fees of $187,015 (2017 - $14,742), general office expenses of $46,466 (2017 – $2,979), insurance fees of $9,500 (2017 - $Nil), legal fees of $166,124 (2017 - $43,691), management fees of $71,842 (2017 - $13,500), rent of $30,000 (2017 - $2,500), transfer agent and filing fees of $71,076 (2017 - $19,027), and Wages, salaries and benefits of $21,843 (2017 - $Nil).

The increase in net loss in the year ended November 30, 2018 compared with the year ended November 30, 2017 was primarily due to significant increases in consulting fees, legal fees, accounting fees, and transfer agent and filing fees associated with the due diligence, administration, filing and compliance related expenses of the LOI with WMC and the acquisition of Plymouth Rock USA, and the non-brokered private placement closed on May 18, 2018. Business development costs and general office expenses increased as a result of increased activities associated with the due diligence and administration costs pursuant to new agreements and private placements. Rent expenses also increased for the Company’s occupancy in Canada and the US.

Interest income earned for the year ended November 30, 2018 was $8,630 compared to $370 during the year ended November 30, 2017. The increase in interest income was primarily due to the increase of funds in the Company’s bank accounts.

Liquidity and Capital Resources

The Company’s approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for the development of its technologies and to support general administrative expenses.

At November 30, 2018, the Company had $2,811,971 in current assets (November 30, 2017 - $589,850) and $166,941 in current liabilities (November 30, 2017 - $51,171) for a working capital position of $2,645,030 compared to a working capital position of $538,679 as at November 30, 2017.

Current assets at November 30, 2018 were represented by cash of $2,743,694 (November 30, 2017 - $96,152), prepaid expenses of $49,891 (November 30, 2017 - $40,375), subscription receivable balance of $Nil (November 30, 2017 - $428,000), due from related parties of $7,400 (November 30, 2017 - $18,750), and sales tax receivable of $10,986 (November 30, 2017 - $6,573). Current liabilities were comprised of $112,757 in accounts payable and accrued liabilities (November 30, 2017- $51,171), loan payable of $51,184 (November 30, 2017 - $Nil), and due to related parties of $3,000 (November 30, 2017 - $Nil).

At November 30, 2018, the Company had a share capital balance of $5,311,034 (November 30, 2017 - $1,218,766) and an accumulated deficit of $1,602,085 (November 30, 2017 - $615,184).

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

Detailed discussions related to the Company’s cash flows during the year ended November 30, 2018

Cash balances increased by $2,647,542 during the year ended November 30, 2018 (November 30, 2017 – $85,876).

During the year ended November 30, 2018, cash used in operating activities was $663,765 compared to cash used in operating activities of $126,124 during the year ended November 30, 2017. The increase in cash used in operating activities is primarily attributed to increased expenditures on consulting fees, professional fees and transfer agent and filing fees associated with the letter of intent with WMC, the business acquisition of Plymouth Rock USA, the development costs of technologies, and the non-brokered private placement closed on May 18, 2018.

Cash provided by investing activities during the year ended November 30, 2018 was $62,467 (2017 - $90,000). The increase in cash provided in 2018 was due to the proceeds of the disposition of the SB property.

Cash provided by financing activities during the year ended November 30, 2018 was $3,248,840 compared to cash provided by financing activities of $122,000 during the year ended November 30, 2017. The cash provided by financing activities was a result of the net proceeds from issuance of common shares of the Company from the private placement announced during the 4th quarter ended November 30, 2017, and options and warrants exercised during the year ended November 30, 2018. The Company also received $50,000 loan bearing annual interest rate of 12%.

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

E.       Tabular Disclosure of Contractual Obligations

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum base rent is US$2,917 for the period from December 1, 2018 to November 30, 2019 and US$3,005 from December 1, 2019 to November 30, 2020. We do not have any other contractual obligations as of November 30, 2018 relating to long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at November 30, 2018.

F.       Safe Harbor

Not applicable.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Dana Wheeler, Age 60	President and Chief Executive Officer	President, Chief Executive Officer and Director of Plymouth Rock Technologies Inc. since October 30, 2018; Business Development Advisor, Serco, Inc. from June, 2017 to June, 2018; Chief Executive Officer and managing director, Radio Physics Solutions, October 2009 to December, 2016.
Vivian Katsuris, Age 54	Director and Secretary	President of Alexandra Capital Corp. (CSE: AXC) from January 2018 to October 30, 2018, Chief Financial Officer from August 2014 to January 2018 and Secretary since August 2014; President and Founder of Vivkor Holdings Inc. since August 2014, Director of Universal mCloud (TSXV-MCLD – formerly Universal Ventures Inc.) from April 2014 to October 2017; Director and Corporate Secretary of ArcPacific Resources Corp. (TSXV-ACP – formerly Plate Resources Inc.) from January 2014 to July 2016 and CFO from June 2015 to July 2016; Investment Advisor at Global Securities Corporation from 2003 to 2013; Director of KAPA Capital Inc., February 2018 to present.
Jeremy Poirier, Age 32	Director	President, Chief Executive Officer and Director of Bearing Lithium Corp., August 2016 to present; President, Nico Consulting, 2004 to present; Director and CEO of Lions Bay Mining Corp., September 2018 to present; Director, Pure Energy Minerals Limited, December 2013 to September 2016.
Zara Kanji, Age 48	Chief Financial Officer	Owner, Zara Kanji & Associates, CPA, 2003 to present; Chief Financial Officer, Secretary, and Director, Xander Resources Inc., December 2009 to present; Chief Financial Officer, Megastar Development Corp., September 2011 to present.
Angelos Kostopoulos, Age 61	Director	Partner with Nakou & Associates Law Firm from March 2004 to Present; Director of Blue White Capital LLC from August 2011 to Present; Manager for Enron Wind from October 1998 to December 2001; Manager for GE Wind from January 2002 to February 2004; COO for UPC Renewables from July 2006 to January 2009.

Dana Wheeler—President, Chief Executive Officer, Director

Dana Wheeler is a customer focused executive with over 35 years of experience in hands-on leadership and engineering roles including CEO, COO, and VP of Engineering. His extensive background includes helping technology start-ups and growth companies launch/establish engineering operations, raise capital, and develop products specialties. In 2009 he co-founded Radio Physics Solutions Inc., a threat detection technology company where he served as president until 2016. From 1997 to 2008, he served as Chief Operating Officer of Terabeam-HXI, a wireless data equipment company. Currently, in addition to his role at Plymouth Rock, he is the principal of Wheeler Engineering Services, a firm prodiving engineering and business consulting services to the Microwave and Millimeter-Wave industry. Mr. Wheeler holds a Bachelor of Science in Electronics Engineering Technology from the University of Massachusetts Dartmouth.

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

Vivian Katsuris –Secretary, Director

Ms. Katsuris was appointed Chief Financial Officer and Secretary on August 11, 2014. On November 20, 2017 she resigned as CFO and was appointed President, Chief Executive Officer, and as a Director. On October 31, 2018, she resigned as President, CEO, but remained Secretary.

Ms. Katsuris has over 27 years of experience in the brokerage industry, the North American capital markets & public financings. She was an Investment Advisor at Global Securities Corporation from 2003 to 2013 and worked at Canaccord Capital Corp. (Canada and US divisions) from 1993 to 2003. Ms. Katsuris has served on the board as an officer and director of Universal Ventures Inc (TSX-UN) and Plate Resources Inc (TSX-PLR) and also current serves as a director of Universal Ventures Inc.Kapa Capital Inc. (TSXV-KAPA.P).

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

Angelos Kostopoulos—Director

Angelos Kostopoulos, is a Registered Tax Return Preparer as designated by the Internal Revenue Service, and has been a tax adviser listed by the US Embassy in Athens since 1992. Currently he is a partner at Nakou & Associates Law Firm (Athens, Greece), and Strati & Partner (Tirana, Albania), where he advised clients on a wide range tax and financial compliance matters. Since 2011 he has served as the president of Blue White Capital LLC a privately held, climate-friendly project developer, integrator, principal and boutique advisory firm. Mr. Kostopoulos holds a Bachelor of Arts (History) from Arizona State University, a Master of Arts (International Relations) from Indiana University Bloomington, a Master of Science (Military Science) from the Hellenic Army Supreme War College, and a Master of Laws (International Business) from the University of Cumbria.

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B.       Compensation

During the years ended November 30, 2018 and 2017, our directors and officers received the following compensation:

	November 30, 2018	November 30, 2017	November 30, 2016
Vivian Katsuris, Corporate Secretary	$36,842	$13,500	$10,500
Zara Kanji, CFO	30,000	-	-
Ioannis Tsitos, Former Director	5,000	-	-
	$71,842	$13,500	$10,500

Our directors and our officers did not accrue or receive any other cash compensation, non-cash compensation, or benefits in kind for their services during the year ended November 30, 2018 or 2017.

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

Option-Based Awards

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at November 30, 2018.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Dana Wheeler, President, Chief Executive Officer, & Director	400,000	$0.60	January 16, 2024(2)	Nil
Zara Kanji, Chief Financial Officer	100,000	$0.60	January 16, 2024(2)	Nil
Vivian Katsuris, Secretary, Director	125,000	$0.30 $0.60	November 11, 2019 January 16, 2024(2)	Nil Nil
	100,000
Jeremy Poirier, Director	100,000	$0.60	January 16, 2024(2)	Nil
Angelos Kostopoulos, Director	150,000	$0.60	January 16, 2024(2)	Nil

(1)	Value is calculated based on the difference between the market value of the securities underlying the options as at November 30, 2018, being $0.00, and the exercise price of the option.
(2)

The options vest incrementally pursuant to the following schedule: (i) 50% on January 15, 2020; (ii) 12.5% on April 15, 2020; (iii) 12.5% on July 15, 2020; (iii) 12.5% on October 15, 2020; and (iv) 12.5 % on January 15, 2021.

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

Audit Committee

The members of our audit committee are Vivian Katsuris, Jeremy Poirier and Angelos Kostopoulos As defined in National Instrument 52-110 — Audit Committees, Vivian Katsuris, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

D.       Employees

As of November 30, 2018 and as at the date of this report, we do not have any employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

E.       Share Ownership

As at April 30, 2019, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Blake Olafson, Former President, Chief Executive Officer, Treasurer, & Director (3)	1,000,000(4)	3.14	Nil
Dana Wheeler, President, Chief Executive Officer, & Director	1,350,000	4.2	400,000(2)
Zara Kanji, Chief Financial Officer	Nil	Nil	100,000(2)
Vivian Katsuris, Secretary, & Director	247,000(5)	(6)	225,000(7)
Angelos Kostopoulos, Director	Nil	Nil	150,000(2)
Jeremy Poirier, Director	Nil	Nil	100,000(2)

Notes:

(1)	Based on 31,761,800 common shares issued and outstanding as at April 30, 2019
(2)

Options are exercisable into common shares on a one-for-one basis and vest incrementally pursuant to the following schedule: (i) 50% on January 15, 2020; (ii) 12.5% on April 15, 2020; (iii) 12.5% on July 15, 2020; (iii) 12.5% on October 15, 2020; and (iv) 12.5 % on January 15, 2021.

(3)	Mr. Olafson resigned as an officer and director on January 15, 2018
(4)	Includes 900,000 Common Shares held in the name of Linkson Holdings Ltd. Mr. Olafson has voting and dispositive control over securities held by Linkson Holdings Ltd.
(5)	Includes 120,000 shares held in the name of Vivkor Holdings Inc, Ms. Katsuris has voting and dispositive control over securities held by Vivkor Holdings Inc.
(6)	Less than 1%
(7)

Includes 100,000 Options exercisable into common shares on a one-for-one basis and vest incrementally pursuant to the following schedule: (i) 50% on January 15, 2020; (ii) 12.5% on April 15, 2020; (iii) 12.5% on July 15, 2020; (iii) 12.5% on October 15, 2020; and (iv) 12.5 % on January 15, 2021. Also includes 125,000 Options exercisable into common shares on a one-for-one basis at $0.30 per share until November 11, 2019.

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

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, except as follows:

Name of Shareholder	Number of Shares Held	% of Class Held(1)
Blake Olafson(2)	1,000,000	3.14

Notes:

(1)	Based on 31,761,800 common shares issued and outstanding as at April 30, 2019.
(2)	Includes 900,000 common shares held in the name of Linkson Holdings Ltd., a company over which Mr. Olafson holds voting control. ..

Recent Changes in Major Shareholder Ownership

To the best of our knowledge, the following transactions constitute the sole significant changes in the percentage ownership held by any major shareholders during the past three years:

On October 30, 2018, the Company issued 3,000,000 common shares at $0.41 per share for the acquisition of Plymouth Rock USA. The 3,000,000 common shares included 1,350,000 common shares (approximately 4.2% of our issued and outstanding common shares) issued to our now President, Chief Executive Officer, and Director, Dana Wheeler.

On January 22, 2018, Blake Olafson, our former Chief Executive Officer, President, Treasurer, and Director, sold 4,000,000 common shares in a private transaction, reducing his shareholdings in the Company from 28.46% to 9.48% of our then issued and outstanding common shares.

On June 30, 2016, Vivian Katsuris, our Chief Financial Officer and Secretary, sold 742,500 common shares in a private transaction, reducing her shareholding in the Company from 10.4% to 4.59% of our then issued and outstanding common shares.

During fiscal 2018, Linkson Holdings Ltd., a corporation controlled by Blake Olafson, our former President, Chief Executive Officer, and Director, sold 1,100,000 common shares, reducing Mr. Olafson’s beneficial ownership in the Company from 6.6% to 3.14%.

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at November 30, 2018 and March 31, 2019, the registrar and transfer agent for our company reported that there were 31,761,300 common shares of our company issued and outstanding. Of the 31,761,300 common shares issued and outstanding on November 30, 2018, 25,098,250 were registered to Canadian residents (9 recorded shareholders), 2,838,050 were registered to residents of the United States (2 recorded shareholders), and 3,825,000 were registered to non-United States or Canadian residents (8 recorded shareholders). Of the 31,768,800 common shares of our company issued and outstanding on March 31, 2019, 26,205,750 were registered to Canadian residents (11 recorded shareholders), 2,838,050 were registered to residents of the United States (28 recorded shareholders), and 2,725,000 were registered to non-United States or Canadian residents (8 recorded shareholders).

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

As at November 30, 2018, $3,000 (November 30, 2017 - $Nil) was due to directors and officers of the Company:

	November 30, 2018	November 30, 2017
Company controlled by CFO	$3,000	$-
	$3,000	$-

During the year ended November 30, 2018, 2017 and 2016, the Company entered into the following transactions with related parties:

	November 30, 2018	November 30, 2017	November 30, 2016
Management fees	$71,842	$13,500	$10,500
Accounting fees	20,748	-	-
Salaries and benefits to CEO	13,200	-	-
	$105,790	$13,500	$10,500

Management compensation during the year ended November 30, 2018, 2017 and 2016 consisted of the following:

	November 30, 2018	November 30, 2017	November 30, 2016
Vivian Katsuris, Corporate Secretary	$36,842	$13,500	$10,500
Zara Kanji, CFO	30,000	-	-
Ioannis Tsitos, Former Director	5,000	-	-
	$71,842	$13,500	$10,500

During the year ended November 30, 2017, a former director of the Company, Patrick Morris, exercised 125,000 options at a price of $0.15 per share, for gross proceeds of $18,750.

During the year ended November 30, 2018, a director of the Company, Ioannis Tsitos, exercised 125,000 options at a price of $0.30 per share, for gross proceeds of $37,500. In addition, a former director of the Company, Blake Olafson, exercised 500,000 options at a price of $0.10 per share, for gross proceeds of $50,000.

During the year ended November 30, 2018, a director of the Company, Jeremy Poirier, exercised 121,000 warrants at a price of $0.10 per share, for gross proceeds of $12,100.

As at November 30, 2018, $5,613 (2017 - $2,625) prepayment was made to the corporate secretary of the Company for consulting services.

As at November 30, 2018, $1,787 (2017- $Nil) prepayment was made to the CEO of the Company.

As at November 30, 2018, no amount is due from any other of the Company’s directors, officers and related entities to the Company’s directors and officers.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the year ended November 30, 2018, including: independent auditors' report by MNP LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

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

B.       Significant Changes

We are not aware of any significant change that has occurred since November 30, 2018, and that has not been disclosed elsewhere in this annual report.

ITEM 9.        THE OFFER AND LISTING

A.       Offer and Listing Details

(a)

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2018 and April 30, 2018, we had 31,761,300 and 31,768,800 Common Shares issued and outstanding, respectively. Our common stock is listed on the Canadian Securities Exchange (“CSE”) under the symbol “PRT”. Our common stock became eligible for trading on the CSE on March 7, 2016. From May 2, 2012 through March 9, 2016, our common stock traded on the TSX Venture Exchange. The first trade of our common stock occurred on September 10, 2014. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

(a)	Set forth below are the annual high and low market prices for our stock for each of our five most recent full financial years (ending November 30).

	2014	2015	2016	2017	2018
High	0.40	0.15	0.06	0.50	0.50
Low	0.06	0.05	0.03	0.02	0.40

These numbers represent the annual high and low market prices for our stock as quoted on the TSXV and CSE, as applicable.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

Year 2019

Quarter	February	Through April 30, 2018
High	0.74	0.67
Low	0.52	0.452

Year 2018

Quarter	February	May	August	November
High	n/a	n/a	n/a	0.69
Low	n/a	n/a	n/a	0.55

Year 2017

Quarter	February	May	August	November
High	0.03	0 05	0.10	0.50
Low	0.02	0.02	0.05	0.09

Year 2016

Quarter	February	May	August	November
High	0.06	0.06	0.06	0.03
Low	0.06	0.03	0.03	0.03

Year 2015

Quarter	February	May	August	November
High	0.15	0.08	0.06	0.06
Low	0.10	0.06	0.05	0.06

(c)	Set forth below are the high and low market prices for each of the six most recent completed months of the year 2018:

Month	April	May	June	July	August	September
High	0.06	0.06	0.07	0.10	0.10	0.12
Low	0.05	0.06	0.06	0.07	0.09	0.09

B.       Plan of Distribution

Not applicable to Form 20-F filed as an Annual Report.

C.       Markets

Our Common Shares are publically traded on the Canadian Securities Exchange under the symbol "PRT" Our common stock is not now listed or quoted on any other securities exchange or electronic quotation service in the United States or abroad. There is currently no market for our common stock in the United States. Following the effective date of this registration statement our management intends to seek the quotation of our common stock on the OTCQB inter-dealer quotation service operated by OTC Markets Group. To achieve the quotation of our common stock on the OTCQB a market maker must file a Form 15c211 on our behalf with FINRA, and we must successfully complete an application and a management certification procedure with OTC Markets Group. We have engaged in preliminary discussions with a FINRA Market Maker to file our application on Form 15c211with FINRA on our behalf but, as of the date of this registration statement, no filing has been made. There is no guarantee that any such filing will be made or, if made, approved by FINRA.

D.       Selling Shareholders

Not applicable to Form 20-F filed as an Annual Report.

E.       Dilution

Not applicable to Form 20-F filed as an Annual Report.

F.       Expenses of the Issue

Not applicable to Form 20-F filed as an Annual Report.

ITEM 10.        ADDITIONAL INFORMATION

A.       Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2018 and April 30, 2019, we had 31,761,300 and 31,761,800 Common Shares issued and outstanding, respectively.

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

Convertible Securities

The following common shares and convertible securities were outstanding as at November 30, 2018:

			Options/	Common
	Expiry	Exercise	Warrants	Shares upon
	Date	Price	Outstanding	Exercise
Common shares issued and outstanding:				31,761,300
Stock options granted November 12, 2014	November 11, 2019	$0.30	125,000	125,000
Warrants granted August 11, 2014	August 11, 2019	$0.10	595,000	595,000
Warrants granted April 25, 2018	April 25, 2019	$0.60	2,237,500	2,237,500
Warrants granted April 25, 2018	April 25, 2019	$0.40	266,850	266,850
Warrants granted May 18, 2018	May 18, 2019	$0.60	1,017,775	1,017,775
Warrants granted May 18, 2018	May 18, 2019	$0.40	45,150	45,150

Warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2018 and 2017 are summarized as follows:

		Weighted
	Number of	Average Exercise
	Warrants	Price
Balance, November 30, 2017 and 2016	2,640,000	$0.10
Warrants granted	3,567,275	$0.58
Warrants exercised	(2,045,000)	$0.10
Balance, November 30, 2018	4,162,275	$0.51

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life(year)	Weighted average exercise price
	$			$
August 11, 2019	0.10	595,000	0.10	0.10
April 25, 2019	0.60	2,237,500	0.22	0.60
April 25, 2019	0.40	266,850	0.03	0.40
May 18, 2019	0.60	1,017,775	0.11	0.60
May 18, 2019	0.40	45,150	0.01	0.40
		4,162,275	0.47	0.51

Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, nontransferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

Stock option transactions and the number of stock options outstanding as at November 30, 2018 and 2017 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2016	875,000	$0.16
Exercised	(125,000)	$0.15
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	$0.14
Balance, November 30, 2018	125,000	$0.30

		Options	Weighted average
	Exercise	outstanding and	remaining	Weighted average
Expiry Date	Price	exercisable	contractual life(year)	exercise price
	$			$
November 11, 2019	0.30	125,000	0.95	0.30
		125,000	0.95	0.30

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

Since the date of incorporation of the company 21,077,500common shares have been issued, and 2,000,000 Common Shares have been repurchased for cancellation, as follows:

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received/Paid
October 17, 2011	1	$0.05	$0.05	Cash
November 10, 2011	9,999,999	$0.05	$499,999.95	Cash
February 29, 2012(1)	(2,000,000)	($0.05)	($100,000.00)	(Cash)
May 1, 2012	2,000,000	$0.10	$200,000.00	Cash
May 4, 2012	94,000	$0.10	$9,400.00	Cash
August 11, 2014	2,400,000	$0.05	$120,000.00	Cash
August 11, 2014	240,000	$0.05	$12,000.00	Finder's Fee
August 11, 2014	200,000	$0.05	$10,000.00	Property Payment
February 15, 2017	300,000	$0.02	$6,000	Property Payment
November 30, 2017	5,500,000	$0.10	$550,000	Cash
November 30, 2017	490,500	$0.10	$49,050	Finder’s Fee
November 28, 2017	125,000	$0.15	$18,750	Cash
December 12, 2017	55,000	$0.10	$5,500	Cash
December 19, 2017	100,000	$0.10	$10,000	Cash
December 22, 2017	476,000	$0.10	$47,600	Cash
January 9, 2018	476,000	$0.10	$10,000	Cash
January 19, 2018	100,000	$0.10	$10,000	Cash
January 22, 2018	500,000	$0.10	$50,000	Cash

February 2, 2018	21,000	$0.10	$2,100	Cash
April 25,2018	4,475,000	$0.40	$1,790,000	Cash
May 18, 2018	2,035,550	$0.40	$814,220	Cash
May 29, 2018	125,000	$0.30	$37,500	Cash
August 23, 2018	500,000	$0.10	$50,000	Cash
October 30, 2018	3,000,000	$0.41	$1,230,000	Acquisition of Plymouth Rock USA
November 1, 2018	231,250	$0.69	$159,562.50	Finder’s Fee

Notes:

(1)	On February 29, 2012 a total of 2,000,000 common shares were surrendered to the company for cancellation and returned to the company’s treasury for consideration of $0.05 per share.

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

  Share Purchase Agreement dated October 31, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA

  Assignment Agreement dated Manchester Metropolitan University dated March 12, 2019.

  Memorandum of understanding with Abicom International Ltd. dated February 19, 2019

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

ITEM 16C.       PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

Our external auditors, MNP LLP, Chartered Professional Accountants., charged total fees of $40,000 for the year ended November 30, 2018. $32,000 of the $40,000 charged was for audit fees and $8,000 was for audit-related fees or income tax preparation fees. Our external auditors, MNP LLP, Chartered Professional Accountants, charged total fees of $17,120 for the year ended November 30, 2017. All of the $17,120 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2018 and November 30, 2017, including: independent auditors' report by MNP LLP, Chartered Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

PLYMOUTH ROCK TECHNOLOGIES INC.
(FORMERLY ALEXANDRA CAPITAL CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2018 and 2017

(Expressed in Canadian Dollars)

Auditors’ report

To the Shareholders and Directors of Plymouth Rock Technologies Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Plymouth Rock Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at November 30, 2018 and 2017, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the three years ended November 30, 2018, 2017 and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at November 30, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the three years ended November 30, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $986,901 during the year ended November 30, 2018 and, the Company had a history of losses and an accumulated deficit of $1,602,085. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2011.

Vancouver, Canada

March 29, 2019

PLYMOUTH ROCK TECHNOLOGIES INC.
(FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

		November 30,	November 30,
As at	Note	2018	2017

ASSETS

Current assets

Cash,cash equivalents, and restricted cash		$2,743,694	$96,152
Subscription receivable		-	428,000
Sales tax receivable		10,986	6,573
Prepaid expenses	8	49,891	40,375
Due from related parties	8	7,400	18,750

Total current assets		2,811,971	589,850

Non-current assets
Exploration and evaluation assets	3	-	171,012
Intangible assets	4 & 11	1,240,781	-
Goodwill	11	253,975	-

Total assets		$4,306,727	$760,862

LIABILITIES

Current liabilities

Accounts payable	5	$112,757	$51,171
Due to related parties	8	3,000	-
Loan payable	9	51,184	-

Total current liabilities		166,941	51,171

Non-current liabilities
Deferred tax liability	11	$245,813	-

Total liabilities		412,754	51,171

SHAREHOLDERS' EQUITY

Share capital	5	5,311,034	1,218,766
Contributed surplus	5	185,024	106,109
Deficit		(1,602,085)	(615,184)

Total shareholders' equity		3,893,973	709,691

Total liabilities and shareholders' equity		$4,306,727	$760,862

These consolidated financial statements are authorized for issuance by the Board of Directors on March 29, 2019.

Approved on behalf of the Board:

“'Dana Wheeler”	“'Vivian Katsuris”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Net Loss and Comprehensive Loss
(Expressed in Canadian dollars)

For the years ended November 30,	Note	2018	2017	2016

OPERATING EXPENSES

Accounting fees	8	$66,463	$19,920	$21,244
Business development		11,326	-	-
Consulting fees		187,015	14,742	-
General office expenses		46,466	2,979	1,208
Insurance		9,500	-	-
Legal fees		166,124	43,691	21,584
Management fees	8	71,842	13,500	10,500
Rent	12	30,000	2,500	-
Transfer agent and filing fees		71,076	19,027	54,451
Wages, salaries and benefits	8	21,843	-	-
Total expenses		681,655	116,359	108,987

OTHER INCOME (EXPENSES)
Loss on disposition of exploration and evaluation assets	3	(156,012)	-	-
Acquisition costs	5 & 11	(159,563)	-	-
Interest income		8,630	370	900
Interest expense	9	(1,184)	-	-
Foreign exchange loss		(8,441)	-	-
Loss before income taxes		(998,225)	(115,989)	(108,087)
Deferred tax recovery		11,324	-	-

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		$(986,901)	$(115,989)	$(108,087)

LOSS PER SHARE, Basic and Diluted		$(0.04)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		25,309,654	13,171,397	12,934,000

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended November 30,	2018	2017	2016

Cash Provided By (Used In)
Operating Activities
Net loss for the year	$(986,901)	$(115,989)	$(108,087)
Items not affecting cash:
Acquisition costs	159,563	-	-
Foreign exchange loss	3,743	-	-
Loss on disposition of exploration and evaluation assets	156,012	-	-
Interest expense	1,184	-	-
Deferred tax recovery	(11,324)	-	-
Changes in non-cash working capital:
Sales tax receivable	(4,413)	(5,406)	(1,167)
Prepaid expenses	(6,890)	(40,375)	2,600
Due from related parties	11,350	-	-
Due to related parties	3,000	-	-
Accounts payable and accrued liabilities	10,911	35,646	(18,362)
Net cash used in operating activities	(663,765)	(126,124)	(125,016)
Investing Activities
Exploration and evaluation assets	15,000	-	-
Acquisition of business	47,467	-	-
Short-term investments	-	90,000	125,106
Net cash provided by investing activities	62,467	90,000	125,106
Financing Activities

Common shares issued for cash, options and warrants exercised, net of share issuance costs	2,770,840	122,000	-
Share subscription receivable	428,000	-	-
Loan payable	50,000	-	-
Net cash provided by financing activities	3,248,840	122,000	-

Increase in cash	2,647,542	85,876	90
Cash, beginning of the year	96,152	10,276	10,186
Cash, end of the year	$2,743,694	$96,152	$10,276

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Share capital
	Number of		Contributed
	shares	Amount	Surplus	Deficit	Total
Balance, November 30, 2015	12,934,000	$633,109	$117,016	$(391,108)	$359,017
Net loss for the year	-	-	-	(108,087)	(108,087)

Balance, November 30, 2016	12,934,000	$633,109	$117,016	$(499,195)	$250,930
Net loss for the year	-	-	-	(115,989)	(115,989)
					-
Shares issued for private placements	5,500,000	550,000	-	-	550,000
Share issuance costs	490,500	-	-	-	-
Shares issued for exploration and evaluation assets	300,000	6,000	-	-	6,000
Shares issued for options exercised	125,000	29,657	(10,907)	-	18,750
					-

Balance, November 30, 2017	19,349,500	$1,218,766	$106,109	$(615,184)	$709,691
Net loss for the year	-	-	-	(986,901)	(986,901)
Shares issued for warrants exercised	2,045,000	204,500	-	-	204,500
Private placements	6,510,550	2,604,220	-	-	2,604,220
Shares issued for acquisition	3,000,000	1,240,200	-	-	1,240,200
Share issuance costs	-	(253,794)	128,995	-	(124,799)
Finder's fee - acquisition	231,250	159,562	-	-	159,562
Shares issued for options exercised	625,000	87,500	-	-	87,500
Fair value of options exercised	-	50,080	(50,080)	-	-

Balance, November 30, 2018	31,761,300	$5,311,034	$185,024	$(1,602,085)	$3,893,973

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 – 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On August 13, 2014, the Company commenced trading on the TSX Venture Exchange (the “TSXV”) as a Tier 2 Mining Issuer.

On March 7, 2016, the Company announced that it has received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and has voluntarily delisted its common shares from the TSXV. The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016.

Business Acquisition (Note 11)

On April 10, 2018, the Company entered into a non-binding letter of intent (“LOI”) with Plymouth Rock Technologies Inc. (“Plymouth Rock USA”), a private Delaware corporation that is developing a system using Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues.

On June 21, 2018, the Company entered into a definitive agreement with Plymouth Rock USA. Pursuant to the agreement, the Company will acquire all of the issued and outstanding common shares of Plymouth Rock USA in consideration of the issuance of 3,000,000 common shares of the Company. All shares issued as consideration for the Plymouth Rock USA shares will be subject to a resale restriction period of four months from the closing of the transaction and will bear a restrictive legend to this effect.

On October 30, 2018, the Company received shareholder approval regarding its proposed change of business, change of name and symbol with the acquisition of Plymouth Rock USA. For the acquisition, the Company issued 3,000,000 common shares of the Company to the four shareholders of Plymouth Rock USA. The Company also issued 231,250 common shares of the Company as a finder’s fee. The company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol “PRT” on November 1, 2018.

With the acquisition, the Company’s principal business activity through its subsidiary, Plymouth Rock USA, is to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. The Company’s planned technologies encompass the very latest radar technologies for quickly detecting, locating and identifying the presence of threats.

Going Concern

The Company incurred a loss of $986,901 (2017 - $115,989) for the year ended November 30, 2018. As at November 30, 2018, the Company had a history of losses and an accumulated deficit of $1,602,085. Consequently, continuing business as a going concern is dependent upon the success of the Company’s development of technologies, generation of positive cash flows and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

Going Concern (continued)

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements (“Financial Statements”) have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These Financial Statements are authorized for issue by the Board of Directors on March 29, 2019.

These Financial Statements have been prepared on the historical cost basis except for certain financial instruments classified as fair value through profit or loss (“FVTPL”) and available-for-sale which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except cash flow information. These Financial Statements are presented in Canadian dollars, which is the Company and its subsidiary’s functional currency.

Significant accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

Significant estimates are used in preparing the Financial Statements include, but are not limited to:

(i) Impairment of long lived assets

Determining the amount of impairment of long lived assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many of factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments in the Company’ long term assets such as development assets.

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

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(iii) Share-based payments

The fair value of stock options and finders’ warrants issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected lift, volatility of share prices, risk-free rate and dividend yield, changes in subjective input assumptions can materially affect the fair value estimate.

(iv) Fair values of identifiable assets acquired and liabilities assumed

The estimates of fair values of the identifiable assets acquired and liabilities assumed in a business combination require management to make estimates about the price that could be received to sell the assets acquired or sell the liabilities assumed. Management uses an appropriate methodology (e.g. market, income or cost approach) to estimate the fair values of identifiable intangible assets acquired. When an income approach is used, management’s estimates and assumptions include development costs, revenue growth rates and discount rates.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2018. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 11 met the criteria for accounting as a business combination.

(iii) Intangible assets

The application of the Company’s accounting policy for intangible assets requires judgment in determining whether it is likely that the future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information suggests future economic benefits are unlikely, the amount capitalized in excess over the recoverable value is written off to profit or loss in the period the new information becomes available.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(iv) Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures capitalized requires judgment in determining which expenditures are recognized as exploration and evaluation assets and applying the policy consistently. In making this determination, the Company considers the degree to which the expenditure can be economically recoverable.

(v) Decommissioning obligations

The provision for decommissioning obligations is based on numerous assumptions and judgements including the ultimate settlement amounts, inflation factors, risk free discount rates, timing of settlement and changes in the applicable legal and regulatory environments. To the extent future revisions to these assumptions impact the measurement of the existing decommissioning obligation, a corresponding adjustment is made to the exploration and evaluation assets balance.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company’s subsidiary is as follows:

		Effective
Entity	Country of Incorporation	Interest

Plymouth Rock Technologies Inc. (“Plymouth Rock USA”)	USA	100%

Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018.

Intangible assets

Intangible assets are initially recognized at cost. Intangible assets are subsequently measured at cost less accumulated amortization and accumulated impairment.

Intangible assets that are reflected in the consolidated statements of financial position consist of assets acquired through business combinations.

An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Amortization is not provided for these intangible assets. For all other intangible assets. Amortization is provided over their estimated useful life.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (continued)

The amortization period and method for intangible assets are reviewed at each financial year-end, any changes in estimate are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Development assets and intellectual and engineering properties are carried at cost less accumulated amortization and any impairment losses. Cost is defined as the fair value at the date of the business combination. Both development assets and intellectual and engineering properties are being amortized using a straight-line method over a period of 5 years.

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. Any impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition related costs are recognized in profit or loss as incurred. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

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

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Decommissioning, restoration and similar liabilities (“Asset retirement obligation”)

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight- line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As at November 30, 2018, the Company has no asset retirement obligations and accordingly, has not recorded an asset retirement obligation in the Financial Statements.

Foreign currency translation

The Financial Statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange gains and losses arising on translation are recognized in profit or loss.

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

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share purchase warrants

The Company bifurcates units consisting of common shares and share purchase warrants using the residual value approach whereby it first measures the common share component of the unit at fair value using market prices as input values and then allocates any residual amount to the warrant component of the unit. The residual value of the warrant component is credited to reserves. When warrants are exercised, the corresponding residual value is transferred from reserves to share capital. If the warrants are issued as share issuance costs, the fair value of agent’s warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

Share capital

The Company records proceeds from the issuance of its common shares as equity. Proceeds received on the issuance of units, consisting of common shares and warrants are allocated between the common share and warrant component. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted price on the issuance date. The remaining proceeds, if any, are allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. Management does not expect to record a value to the warrant in most equity issuances as unit private placements are commonly priced at market or at a permitted discount to market. If the warrants are issued as share issuance costs, the fair value of agent’s warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Incremental costs directly attributable to the issue of new common shares are shown in equity as a deduction, net of tax, from the proceeds. Common shares issued for consideration other than cash are valued based on their market value at the date that shares are issued.

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

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

All financial instruments except the FVTPL and derivatives are measured initially at fair value plus transaction costs. Financial assets at FVTPL and derivatives are recognized initially at fair value while the transaction costs are expensed in the statements of loss and comprehensive loss. The classification determines how the asset is subsequently measured and whether the resulting gains or losses are recognized in profit or loss or in other comprehensive loss.

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

The Company classified its cash, subscription receivable, and due from related as FVTPL which is measured at fair value. Other receivables are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loan payable, are classified as other financial liabilities which are measured at amortized cost.

Goodwill

Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. Separately recognized goodwill is tested for impairment on an annual basis or when there is an indication of impairment. Impairment losses on goodwill are not reversed.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to equity items, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position date.

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

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards, amendments and interpretations not yet effective (continued)

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

IFRS 9 Financial Instruments (Amendments) – In October 2017, the International Accounting Standards Board (IASB) issued amendments to IFRS 9 Financial Instruments, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) in November 2017, to address the classification of certain prepayable financial assets. The amendments clarify that a financial asset that would otherwise have contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of a prepayment feature with negative compensation may be eligible to be measured at either amortized cost or fair value through other comprehensive income. This classification is subject to the assessment of the business model in which the particular financial asset is held as well as consideration of whether certain eligibility conditions are met. The amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

IFRS 15, Revenue from Contracts with Customers – IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. IFRS 15 is applicable to annual reporting periods beginning on or after January 1, 2018.

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

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

3.	EXPLORATION AND EVALUATION ASSETS(continued)

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed) and make the following payments and share issuances:

	Cash	Shares

Upon receipt of Technical Report from Eastland (paid)	$10,000	-
Upon exchange acceptance of the Agreement (paid and issued)	15,000	200,000
On or before August 11, 2015 (paid)	10,000	-
On or before February 15, 2017 (issued)	-	300,000

	$35,000	500,000

During the year ended November 30, 2018, the Company sold its entire interest in the SB Property for a cash payment of $15,000, incurring a loss on the disposition of exploration and evaluation assets of $156,012.

4.	INTANGIBLE ASSETS

		Intellectual and
	Development	engineering
	assets	properties	Total
	$	$	$
Cost
Balance at November 30, 2017	-	-	-
Business combination (Note 11)	304,000	936,781	1,240,781
Balance at November 30, 2018	304,000	936,781	1,240,781

Carrying Amounts
At November 30, 2017	-	-	-
At November 30, 2018	304,000	936,781	1,240,781

The Company’s intangible assets include (1) A Millimeter Remote Imaging from Airborne Drone (“MIRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti”). These assets can remotely detect, locate and identify the presence of threats (Note 2 and 11). No amortization was recognized on the assets as they were not in use and at the stage of being developed.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

5.	SHARE CAPITAL

(a)	Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2018, there were 31,761,300 common shares issued and outstanding (November 30, 2017 – 19,349,500).

During the year ended November 30, 2018:

During the year ended November 30, 2018, the Company issued a total of 2,045,000 common shares for gross proceeds of $204,500 for warrants exercised at a price of $0.10 per share.

On April 25, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. Finder’s fees of cash equal to 6% of proceeds and finder’s warrants equal to 6% of the number of units issued were paid to five finders. Each finder’s warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018. 266,850 finder’s warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of $814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. Finder’s fees of cash in an amount equal to 6% of proceeds and finder’s warrants equal to 6% of the number of units issued were paid to four finders. Each finder’s warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder’s warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities since investors overpaid for their subscription.

On May 29, 2018, the Company issued a total of 125,000 common shares at $0.30 per share, for gross proceeds of $37,500, for options exercised by a former director of the Company.

On August 23, 2018, the Company issued 500,000 common shares at a price of $0.10 per share, for gross proceeds of $50,000, for options exercised by a former director of the Company.

On October 30, 2018, the Company issued 3,000,000 common shares at $0.41 per share for the acquisition of Plymouth Rock USA (Note 11). In addition, on November 1, 2018, the Company issued 231,250 common shares at $0.69 per share as finder’s fees to complete the acquisition.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

5.	SHARE CAPITAL (continued)

	(a)	Common Shares (continued)

During the year ended November 30, 2017:

The authorized capital of the Company consists of an unlimited number of common shares without par value. On February 15, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets (Note 3).

On November 28, 2017, the Company issued a total of 125,000 common shares at a price of $0.15 per share, for gross proceeds of $18,750, for options exercised by a former director of the Company.

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

As at November 30, 2018 the Company has 3,000,000 common shares (November 30, 2017 – nil) held in escrow.

	(b)	Stock Options

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

Stock option transactions and the number of stock options outstanding as at November 30, 2018 and 2017 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2016	875,000	$0.16
Exercised	(125,000)	$0.15
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	$0.14
Balance, November 30, 2018	125,000	$0.30

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

5.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

		Options	Weighted average
	Exercise	outstanding and	remaining contractual	Weighted average
Expiry Date	Price	exercisable	life(year)	exercise price
	$			$
November 11, 2019	0.30	125,000	0.95	0.30
		125,000	0.95	0.30

(c)	Share purchase warrants

During the year ended November 30, 2018

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2018 and 2017 are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance, November 30, 2017 and 2016	2,640,000	$0.10
Warrants granted	3,567,275	$0.58
Warrants exercised	(2,045,000)	$0.10
Balance, November 30, 2018	4,162,275	$0.51

		Number of Warrants	Weighted average
	Exercise	outstanding and	remaining contractual	Weighted average
Expiry Date	Price	exercisable	life(year)	exercise price
	$			$
August 11, 2019	0.10	595,000	0.10	0.10
April 25, 2019	0.60	2,237,500	0.22	0.60
April 25, 2019	0.40	266,850	0.03	0.40
May 18, 2019	0.60	1,017,775	0.11	0.60
May 18, 2019	0.40	45,150	0.01	0.40
		4,162,275	0.47	0.51

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

6.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets consist of cash, subscription receivable, and due from related parties. The estimated fair values of cash and short-term investments approximate their respective carrying values due to the short period to maturity.

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

For the year ended November 30, 2018 and 2017, the Company’s cash is classified as Level 1.

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

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of November 30, 2018, the Company had cash balance of $2,743,694 (November 30, 2017: $96,152).

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $4,000.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

7.	CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company’s objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

8.	RELATED PARTY TRANSACTIONS

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. These transactions are in the normal course of operations and have been valued in these Financial Statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2018, $3,000 (November 30, 2017 - $Nil) was due to an officer of the Company:

	November 30, 2018	November 30, 2017
Company controlled by CFO	$3,000	$-
	$3,000	$-

During the year ended November 30, 2018, 2017 and 2016, the Company entered into the following transactions with related parties:

	November 30, 2018	November 30, 2017	November 30, 2016
Management fees	$71,842	$13,500	$10,500
Accounting fees	20,748	-	-
Salaries and benefits to CEO	13,200	-	-
	$105,790	$13,500	$10,500

Management fees consisted of the following:

	November 30, 2018	November 30, 2017	November 30, 2016
Company controlled by Corporate Secretary	$36,842	$13,500	$10,500
Company controlled by CFO	30,000	-	-
Director fees paid to Former Director	5,000	-	-
	$71,842	$13,500	$10,500

During the year ended November 30, 2017, a former director of the Company exercised 125,000 options at a price of $0.15 per share, for gross proceeds of $18,750 (Note 5).

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

8.	RELATED PARTY TRANSACTIONS (continued)

During the year ended November 30, 2018, a former director of the Company exercised 125,000 options at a price of $0.30 per share, for gross proceeds of $37,500. In addition, a former director of the Company exercised 500,000 options at a price of $0.10 per share, for gross proceeds of $50,000 (Note 5).

During the year ended November 30, 2018, a director of the Company exercised 121,000 warrants at a price of $0.10 per share, for gross proceeds of $12,100 (Note 5).

As at November 30, 2018, $5,613 (2017 - $2,625) prepayment was made to the corporate secretary of the Company for consulting services and recorded as prepaid expenses.

As at November 30, 2018, $1,787 (2017- $Nil) prepayment was made to the CEO of the Company.

As at November 30, 2018, no amount is due from any other of the Company’s directors, officers and related entities to the Company’s directors and officers.

9.	LOAN PAYABLE

On September 19, 2018, the Company received a loan of $50,000, which is payable within 6 months and bears an annual interest rate of 12%. During the year ended November 30, 2018, the Company accrued $1,184 interest expense on the loan balance. As at November 30, 2018, the loan balance was $51,184.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended November 30, 2018, 2017 and 2016, the Company incurred non-cash investing and financing activities as follows:

	November 30, 2018	November 30, 2017	November 30, 2016
Non-cash financing activities:
Fair value of options exercised	50,080	10,907	-
Shares issued for finder's fees	-	49,050	-
Fair value of agent warrants granted	128,995	-	-
Non-cash investing activities:
Shares issued for acquisition	1,399,763	-	-
Shares issued for exploration and evaluations assets	-	6,000	-

11.	BUSINESS ACQUISITON

On October 30, 2018, the Company completed the acquisition of private Delaware corporation Plymouth Rock Technologies Inc. ("Plymouth Rock USA") in consideration of the issuance of 3,000,000 common shares of the Company (the "Transaction") at $0.413 per share. The Company issued a finder's fee in the amount of 231,250 common shares of the Company in connection with the acquisition of Plymouth Rock USA.

The Transaction has been accounted for as a business combination, using the acquisition method. The Financial Statements include the financial statements of the Company and from the date of acquisition its 100% interest in Plymouth Rock USA. To account for the Transaction, the Company determined the fair value of assets and liabilities of Plymouth Rock USA at the date of the acquisition,

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

11.	BUSINESS ACQUISITON (continued)

The purchase price allocation of Plymouth Rock USA is as follows:

Consideration:
Common shares	$1,240,200
$1,240,200
Net identifiable assets (liabilities) acquired
Cash	$47,467
Prepaid	2,626
Intangible assets	1,240,781
Deferred tax liability	(253,975)
Loan	(50,674)
$986,225

Purchase price allocation
Net identifiable assets acquired	$986,225
Goodwill	253,975
$1,240,200

October 30, 2018. These fair value assessments require management to make significant estimates and assumptions as well as applying judgement in selecting appropriate valuation techniques.

The Company issued 231,250 common shares at $0.69 per share as finder’s fees to complete the acquisition and the cost related to acquisition were recognized as an expense in the current period.

12.	COMMITMENTS

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum base rent is US$2,917 per month for the period from December 1, 2018 to November 30, 2019 and US$3,005 per month from December 1, 2019 to November 30, 2020.

US $
2019	35,004
2020	36,060
Total	71,064

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

13.	SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in Note 1. With the sale of the entire mineral interest of the SB Property, the Company no longer pursues the exploration and development of mineral properties. Geographical information is as follows:

	Canada	USA	Total
	$	$	$
Balance, November 30, 2017
Exploration and evaluation assets	171,012	-	171,012

Balance, November 30, 2018
Intangible assets:
Development assets	-	304,000	304,000
Intellectual and engineering properties	-	936,781	936,781

14.	INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2018, 2017 and 2016:

	2018	2017	2016

Net loss before tax and comprehensive loss	$(998,225)	$(115,989)	$(108,087)
Statutory tax rate	26.92%	26.00%	26.00%
Expected income tax (recovery)	(268,689)	(30,157)	(28,103)
Non-deductible items	43,592	-	21
Change in deferred tax asset not recognized	213,774	30,157	28,082
Income tax expense (recovery)	$(11,323)	$-	$-

The statutory tax rate increased from 26.00% to 26.92% due to an increase in BC corporate tax rate on January 1, 2018.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Deferred tax assets (liabilities) at November 30, 2018 and 2017 are comprised of the following:

			Tax
		Business	recovery	Foreign
	2017	combination	(expense)	exchange	2018

	$	$	$	$	$
Exploration and evaluation assets	(25,653)	-	25,653	-	-
Intangible assets	-	(253,975)	-	(3,249)	(257,224)
Non-capital losses carryforwards	25,653	-	(14,330)	87	11,410
Net deferred tax assets (liability)	-	(253,975)	11,323	(3,162)	(245,814)

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

14.	INCOME TAXES (continued)

The unrecognized deductible temporary differences as at November 30, 2018 and 2017 are comprised of the following:

	2018	2017

Exploration and evaluation assets	$61,000	$-
Non-capital losses carryforwards	1,350,310	554,298
Financing costs	232,465	48,265
Cumulative eligible capital	270	270
Total unrecognized deductible temporary differences	$1,644,045	$602,833

The Company has non-capital loss carryforwards, for which no deferred tax asset has been recognized of approximately $1,350,310 (2017: $554,298) which may be carried forward to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
2030	$2,937
2031	15,506
2032	57,655
2033	59,622
2034	117,154
2035	122,790
2036	138,822
2037	127,413
2038	708,411
TOTAL	$1,350,310

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2018 and 2017
(EXPRESSED IN CANADIAN DOLLARS)

15.	SUBSEQUENT EVENTS

1.

On January 16, 2019, the Company granted an aggregate of 2,300,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. Any shares issued under the option grant will vest over a period of two years.

2.

On March 12, 2019, the Company announced that Manchester Metropolitan University assigned the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items.

3.	On January 8, 2019, the Company’s common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

4.

On February 12, 2019, the Company’s common shares are now eligible for electronic clearing and settlement through the Depository Trust Company (“DTC”) in the United States (“US”). DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies. DTC eligibility is expected to simplify the process of trading and enhance liquidity of the Company's common shares.

5.

On March 21, 2019, the Company announces that it has granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. Any shares issued under the option grant will vest over a period of two years.

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

10.4**	Share Purchase Agreement dated October 31, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA
10.5**	Assignment Agreement dated March 12, 2019 with Manchester Metropolitan University
10.6**	Memorandum of understanding with Abicom International Ltd. dated February 19, 2019
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PLYMOUTH ROCK TECHNOLOGIES INC.
(Registrant)

/s/Dana Wheeler
Dana Wheeler
President and Chief Executive Officer
(Principal Executive Officer)

/s/Zara Kanji
Zara Kanji
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: May 29, 2019