Form 20-F
period 2019-11-30
Plymouth Rock Technologies Inc.
filed 2020-04-13
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-028
Washington, D.C. 20549	Expires: July 31, 2021
Estimated average
burden
hours per.…2645.52

FORM 20-F

[  ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2019

OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________to ______________________

Commission file number _______________________________

PLYMOUTH ROCK TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

_______________________________________
(Translation of Registrant's name into English)

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

    None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close period covered by the annual report.

On November 30, 2019, there were a total of 32,796,600 common shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ]  YES  [X]    NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ]  YES  [   ]  NO

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Emerging Growth Company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

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

In this annual report, unless otherwise stated, all dollar amounts are expressed in Canadian dollars ("$"). "US$" refers to United States dollars. The financial statements and summaries of financial information contained in this annual report are also reported in Canadian dollars ("$") unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), unless expressly stated otherwise.

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

The following table summarizes selected financial data for our company for the fiscal years ended November 30, 2019, 2018, and 2017, respectively, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 - Operating and Financial Review and Prospects" beginning at page 18 below.

Selected Financial Data

(CAD$)

Statements of (Loss) Income Data	Year Ended November 30
	2019 (audited) ($)	2018 (audited) ($)	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)
Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expenses	(4,617,362)	(681,655)	(116,359)	(108,987)	(91,635)
Comprehensive Loss	(4,320,563)	(986,901)	(115,989)	(108,087)	(89,433)
Loss Per Share Basic and	(0.14)	(0.04)	(0.01)	(0.01)	(0.01)
Common Shares Outstanding	32,157,904	23,874,477	13,150,484	12,934,000	12,934,000

Statement of Financial Position Data	As at November 30
	2019 (audited) ($)	2018 (audited) ($)	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)
Current Assets	727,526	2,811,971	589,850	101,443	227,892
Current Liabilities	227,058	166,941	51,171	15,525	33,887
Working Capital	500,468	2,645,030	538, 679	85,918	194,005
Total Liabilities and Shareholders' Equity	739,990	3,893,973	760,862	266,455	392,904
(Deficit) Retained Earnings	(5,968,892)	(1,602,085)	(615,184)	(499,195)	(391,108)

B.	Capitalization and Indebtedness

Not applicable to Form 20-F filed as an Annual Report.

C.	Reason for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as an Annual Report.

D.	Risk Factors

In addition to the other information presented in this annual report, the following should be considered carefully in evaluating our company and its business. This annual report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this annual report.

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

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required.  No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Environmental rehabilitation or restitution, revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion, and pursue only those development plans that can be funded through cash flows generated from its existing operations.

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

Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations and no revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favourable terms or at all.  It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.

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

As certain of the Company's officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company's operations may be sporadic, which may result in periodic interruptions or suspensions.

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

As a "foreign private issuer", our company is exempt from certain sections of the Securities Exchange Act of 1934 which results in shareholders having less complete and timely data than if the company were a domestic U.S. issuer.

As a "foreign private issuer," as defined under the U.S. securities laws, we are exempt from certain sections of the Securities Exchange Act of 1934. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the company's status as a foreign private issuer, the officers, directors and principal shareholders of our company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

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

Our common shares are subject to "penny stock" rules as defined in the Securities and Exchange Act of 1934 Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common Shares in the United States and shareholders may find it more difficult to sell their shares.

Risks Relating to Management

We depend on key personnel to operate our business effectively in the competitive security and threat detection technology industry.

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Since certain of our officers and directors are located in Canada, it may be difficult to enforce any United States judgment for claims brought against such officers and directors.

Our company is organized under the laws of the Province of British Columbia, Canada and certain of our officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the enforcement process is cumbersome and in some cases has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the company's officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

Our management is free to devote time to other ventures and shareholders may not agree with their allocation of time.

Our officers and directors devote a substantial amount of their time to the management and operation of the company's business. Management is not however, contractually required to manage or direct the company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the company. This includes rendering advice or services of any kind to and creating or managing other businesses, including other businesses in the fiber optic industry. Our officers and directors are required by law to act honestly and in good faith with a view to the best interests of the company and to disclose any interests, which they may have in any project or opportunity of the company. If a conflict of interest arises, at a meeting of the board of directors of our company, any director with a conflict is required to disclose their interest in the matter and to abstain from voting on such matter.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated as Alexandra Capital Corp. under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at 300 - 2015 Burrard Street, Vancouver, B.C., V6J 3H4.  We have one wholly owned subsidiary, Plymouth Rock Technologies Inc., a Delaware corporation ("Plymouth Rock USA").

Following incorporation, the Company was a capital pool company ("CPC") as defined by Policy 2.4 of the TSX Venture Exchange (the "Exchange").  On August 11, 2014 the Company completed its qualifying transaction with arm's length vendor (the "Vendor") Eastland Management Limited ("Eastland") and on August 13, 2014 commenced trading on the Exchange as a Tier 2 Mining Issuer (TSXV: AXC).

On March 7, 2016, the Company announced that it received final approval to list its common shares on the Canadian Securities Exchange (the "CSE") and voluntarily delisted its common shares from the TSXV. The Company's common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company's common shares were traded under symbol "AXC" on the CSE.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock USA and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018 (See "Business Acquisition" section of this report).

On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

On February 12, 2019, the Company's common shares became eligible for electronic clearing and settlement through the Depository Trust Company ("DTC") in the United States ("US"). DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies. DTC eligibility is expected to simplify the process of trading and enhance liquidity of the Company's common shares.

Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

Historical Development of our Business since Incorporation

Following our incorporation we became listed as a Capital Pool Company ("CPC) on the TSX Venture Exchange (the "Exchange") on May 2, 2012. A CPC is a corporation formed by individuals acceptable to the Exchange with a history of successful involvement with listed corporations which have completed an offering of securities as an unallocated or uncommitted pool of investment funds to be used primarily to investigate business opportunities for acquisition by the CPC. The proposed acquisition must meet Exchange criteria for a "Qualifying Transaction" ("QT") acceptable to the Exchange.

On February 17, 2014 we entered into an Option Agreement, with Qualitas Holdings Corp. whereby we would acquire an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB") Project, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

Concurrent with the completion of the Qualifying Transaction, we arranged a non-brokered private placement (the "Offering") of 2,400,000 flow-through units at a price of $0.05 per unit for aggregate gross proceeds of $120,000, Each flow-through unit under the private placement consists of one flow-through common share and one common share purchase warrant entitling the holder to acquire one additional non flow-through common share of the corporation at an exercise price of $0.10 within 60 months of closing. A finder's fee of 240,000 non flow-through units with a deemed aggregate fair market value of $12,000 was paid in connection with the private placement.

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

On November 10, 2017, the Company entered into a non-binding Letter of Intent with WMC ApS ("WMC"), a private Danish company based in Copenhagen which has developed and operates a platform for trading digital assets including digital currencies. The LOI provided for the grant by WMC to the Company of an exclusive license to use, market, sub-license, sell and distribute the technology in Canada and the United States of America.

On November 20, 2017 Patrick Morris resigned from our board of directors. His resignation did not result from any disagreement with the Company regarding our operations, policies, practices or otherwise. Concurrently, Vivian Katsuris, our then Chief Financial Officer, was appointed to fill the ensuing vacancy on our board of directors.

On December 1, 2017, the Company completed a non-brokered private placement of 5,500,000 common shares at a price of $0.10 per share, for gross proceeds of $550,000.00. The Company also issued 490,500 common shares in respect of finder's fees payable in relation to the private placement.

Also on December 1, 2017, the Company entered into a non-binding letter of intent with WMC ApS ("WMC"), a private Danish company based in Copenhagen which brokers and develops payment processes in crypto currency transactions. The agreement replaced the non-binding letter of intent between the parties dated November 10, 2017. Pursuant to the new Letter of Intent, the Company, WMC and its shareholders proposed to enter into a definitive agreement whereby the Company would acquire all of the issued and outstanding common shares of WMC in consideration for the issuance by the Company of 26,000,000 common shares at closing, and an additional 15,000,000 common shares on the 13th month after closing, subject to WMC achieving an average of $5,000,000.00 in gross monthly transaction volume over the preceding 12 months. Closing of the transaction was subject to several conditions precedent, including the completion of a definitive agreement and achievement of financing for gross proceeds of at least $3,000,000.00, among others. ON April 10, 2018 the Company announced its intention not to pursue the transaction with WMC.

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

On April 10, 2018 the Company entered into a non-binding letter of intent with Plymouth Rock Technologies Inc. ("PRT"). PRT is a private Delaware corporation that is developing a system using Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues. PRT is also developing a millimeter wave antenna with military and civilian applications which can be drone-mounted to detect weapons such as guns, suicide vests, and explosives in mass gatherings. PRT is also working on other threat detection systems and technologies that can be integrated into existing screening environments. Pursuant to the Letter of Intent, the Company, PRT and its shareholders propose to enter into a definitive agreement whereby the Company would acquire all of the issued and outstanding common shares of PRT in consideration for the issuance by the Company of 3,000,000 common shares of the Company at closing. All common shares issued as consideration for the PRT shares would be subject to escrow and resale restrictions under Canadian securities law and the policies of the Canadian Securities Exchange.

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

On October 30, 2018, the Company received shareholder approval regarding our proposed change of business, change of name and symbol with the acquisition of Plymouth Rock USA. For the acquisition, the Company issued 3,000,000 common shares of the Company to the four shareholders of Plymouth Rock USA. The Company also issued 231,250 common shares of the Company as a finder's fee. The company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018.

On February 19, 2019, the Company signed a memorandum of understanding ("MOU") with Abicom International Ltd. ("Abicom International"), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence ("AI") to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices ("IED'S").

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

On March 12, 2019, Manchester Metropolitan University assigned and on October 8, 2019, transferred the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was already completed.

On April 9, 2019, the Company was  accepted as a member of the USA National Safe Skies Alliance, Inc, which is a non-profit organization that works with airports, government, and industry to maintain a safe and effective aviation security system.

On April 25, 2019, the Company was accepted as a member of the Canadian Association of Defense and Security Industries, which is dedicated to scientific, engineering, industrial, and management preparedness for the common defense of Canada.

On October 15, 2019, the Company announced the launch of its new product under development, the PRT-X1 which is a next level Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform (See DEVELOPING TECHNOLOGIES).

On October 16, 2019, the Company entered into a binding agreement with Aerowave Corporation ("Aerowave") whereby the Company significantly acquired the finished goods and inventory, for a consideration equal to 50,000 shares of Plymouth Rock Technologies Inc. times $0.46 per share which is the average closing price on OTCQB market over the twenty days prior to the closing date of the sale.

B.	Business Overview

We are a security and threat detection technology company listed on the Canadian Securities Exchange, trading under the symbol "PRT". Our common shares are also quoted under the symbol "PLRTF " on the OTCQB tier of the OTC Markets electronic quotation system, however there is no active market for our stock on the OTC Markets. Our current activities are focused on the development of security screening and threat detection technology solutions using radar imaging and signal processing technology.  We are in the development phase and have not achieved revenue.

Our Technologies

The Company's core technologies include: (1) A Millimeter-wave Remote Imaging system from Airborne Drone ("MiRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti " - Wireless Threat Indication). In addition, the Company has announced on October 15, 2019 the launch of its newest technology, the "PRT-X1", a next level Unmanned Aerial System (UAS) drone.

Wi-Ti

On February 19, 2019, the Company signed a memorandum of understanding ("MOU") with Abicom International Ltd. ("Abicom International"), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti  is a passive detection system that uses artificial-intelligence ("AI") to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices ("IED'S").

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

Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. "Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

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

MIRIAD uses a unique ultra-lightweight antenna to capture radar images of target subjects within a wide field of view.  The captured radar image data, along with high resolution video is then backhauled wirelessly over a high capacity data link to a central processing center for data analysis.  Using algorithm based digital signal processing techniques the radar signature is analyzed and overlaid onto the video imagery to display a real time image of the video capture that includes an indication of any concealed threat item.    The technology uses both Artificial Intelligence (AI) and Augmented Reality (AR) techniques to positively Identify a threat and its exact location on subjects within its field of view. Multiple MIRIAD equipped UAV's can be supported by a single data processing facility to cover large areas.

MIRIAD's primary intended applications are outdoor public event crowd screening, special police and security service operations, and forward operating base protection,  Other planned applications include remote infrastructure inspection and analysis; oil and gas pipeline inspection, and search and rescue (land and sea).

PRT-X1 Updates

On October 15, 2019, the company announced the launch of its new product under development, the PRT-X1 which is a search and rescue grade Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform. The production PRT-X1 has been unveiled live at the 2019 International Security Conference (ISC), at the Javits Center in New York City on November 20-21, 2019. In  2020 the PRT-X1 UAS will be submitted to the U.S Army's Unique Mission Cell Program, TSOA, for war-fighter evaluations.

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

Competition

We are a security and threat detection technology company. We compete with other technology companies for financing and for market share in our fields of specialization.  . Many of the companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on the acquisition, development and commercialization of technologies of merit,. In addition, they may be able to afford more scientific or engineering expertise in the development of their technologies. This competition could result in competitors offering products of greater quality and interest to prospective investors who may finance additional development and commercialization. This competition could adversely impact on our ability to finance further product development and to achieve the financing necessary for us to develop our business

Compliance with Government Regulation

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

Research and Development Expenditures

The Company has acquired its technology and intellectual property through acquisition.  We accordingly incurred $399,720 in research and development expenditures during the fiscal year ended November 30, 2019.

Employees

Currently, we have two full time employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

C.	Organizational Structure

The Company's subsidiary is as follows:

Entity	Country of Incorporation	Effective Economic Interest
Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018.

D.	Property, Plants and Equipment

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

Information Concerning the SB Project

On February 17, 2014, and further amended on May 2, 2014, the Company entered into an Option Agreement, with Eastland Management Ltd. whereby the Company acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB") Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares.  The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as the optionor of the claims.

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

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2019 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information"). Our financial statements for the fiscal year ended November 30, 2019 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A.	Operating Results

Year Ended November 30, 2019

During the year ended November 30, 2019, the Company had a comprehensive loss of $4,320,563 compared to a comprehensive loss of $986,901 for the year ended November 30, 2018. The increase in comprehensive losses were caused by the following:

  Sales during the year ended November 30, 2019 amounted to $28,257 (2018 - $Nil) with gross profit of $16,366 resulting in a gross margin of 58%. The Company's sales for 2019 include radar components and radar systems. The Company also offers engineering design and development services but is yet to recognize revenues from this line of business.
  Accounting and audit fees of $80,415 (2018 - $66,463) consisted of fees to the Company's auditors which increased by about 34% from prior year and accounting fees paid to a Company controlled by the CFO. (See Transactions with Related Parties).  Accounting and audit fees increased to account for the PRT US acquisition, operations and additional compliance in connection with the business acquisition.
  Business development (2019 - $739,615 vs. 2018 - $11,326) significantly went up due to increased spending on advertising and marketing as well as promotional expenditures during the year.
  Consulting fees (2019 - $125,685 vs. 2018 - $187,015) decreased due to lower spending on business plans and advising regarding the US Market. Last year, most expenditures were focused on the business acquisition which was completed in October 2018.
  Development costs of $399,720 (2018 - $Nil) were recognized for expenditures on enhancement of the Company's current technologies.
  General office expenses (2019 - $68,602 vs. 2018 - $46,466) increased mostly as a result of business expansion during the year and to account for additional operations in the USA
  Legal fees (2019 - $103,535 vs. 2018 - $166,124) also decreased resulting from the completion of the business acquisition in October 2018.
  Management fees of $125,390 (2018 - $71,842) increased as a result of higher rates of payment to related parties. (See Transactions with Related Parties)
  Rent (2019 - $77,186 vs. 2018 - $30,000) more than doubled due to the payment for the office space occupied by PRT USA which was not present in the prior year.
  Stock based compensation of $692,091 (2018 - $Nil) refer to the value of the stock options granted by the Company under its stock option plan. (See Capital Stock) During the year ended 2019, the Company granted 1,350,000 stock options to related parties which corresponded to $260,145. (See Transactions with Related Parties)
  Transfer agent and filing fees of $111,709 (2018 - $71,076) was higher than last year due to additional fees to the Company's stock transfer agent, additional fees for regulatory requirements submission and added fees for the trading in Frankfurt Stock Exchange which commenced in January 2019 and OTC Markets Group beginning August 2019.
  Wages, salaries and benefits of $513,729 (2018 - $21,843) was significantly higher due to higher fees paid to the Company's CEO (See Transactions with Related Parties) and other employees.
  Impairment losses of $1,572,552 (2018 - $Nil) were recognized consisting of $256,874 for goodwill previously recognized on business combination and $1,315,678 from intangible assets. The recognition was a result of inability to establish future cash flows to be generated from the business acquired and the future economic benefits from the Company's intangible assets
  Deferred tax recovery amounting to $245,479 (2018 - $11,324) was as a reversal of previously recognized liability due to non-capital loss incurred during the year.
  Interest income (2019 - $14,226 vs. 2018 - $8,630) increased primarily due to the increase of average daily balances in the Company's bank accounts.

Liquidity and Capital Resources

The Company's approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for the development of its technologies and to support general administrative expenses.

As at November 30, 2019, the Company had $727,526 in current assets (November 30, 2018 - $2,811,971) and $227,058 in current liabilities (November 30, 2018 - $166,941) for a working capital position of $500,468 compared to a working capital position of $2,645,030 as at November 30, 2018. Working capital decreased mostly due to lower cash balance at the end of the period due to use of cash in the Company's operating activities.

Current assets at November 30, 2019 were represented by cash of $583,119 (November 30, 2018 - $2,743,694), accounts receivable of $1,488 (November 30, 2018 - $Nil), sales tax receivable of $12,310 (November 30, 2018 - $10,986), prepaid expenses of $105,539 (November 30, 2018 - $49,891) and due from related parties of $25,070
(November 30, 2018 - $7,400). Current liabilities were comprised of $217,023 in accounts payable and accrued liabilities (November 30, 2018- $112,757), loan payable of $Nil (November 30, 2018 - $51,184), and due to related parties of $10,035 (November 30, 2018 - $3,000).

As at November 30, 2019, the Company had a share capital balance of $5,676,498 (November 30, 2018 - $5,311,034) and an accumulated deficit of $5,968,892 (November 30, 2018 - $1,602,085).

Financing of operations has been achieved solely by equity financing. As the Company will not generate sufficient funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis.  The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing. The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be not be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2019

Cash balances decreased by a total of $2,159,174 during the year ended November 30, 2019 (November 30, 2018 - increased by $2,647,542).

During the year ended November 30, 2019, cash used in operating activities was $2,317,362 compared to cash used in operating activities of $663,765 during the year ended November 30, 2018. The increase in cash used in operating activities is primarily attributed to higher expenditures on wages, salary and benefits, research and development, business development and the consulting fees during the year. (See Results of Operations for a detailed discussion of the expense variances.)

Cash used in investing activities during the year ended November 30, 2019 was $14,175 (2018 - provided cash of $62,467). The cash used in investing activities was primarily attributed to the acquisition of equipment and development expenses on the Company's technologies during the year ended November 30, 2019.

Cash provided by financing activities during the year ended November 30, 2019 was $172,363 compared to cash provided by financing activities of $3,248,840 during the year ended November 30, 2018. The cash provided by financing activities was primarily due to the warrants exercised of $187,120 and options exercised of $37,500 during the year ended November 30, 2019 partly offset by the payment of loan balance of $52,256. The cash provided by financing activities in the year ended November 30, 2018 was a result of the net proceeds from issuance of common shares of the Company from the private placement announced during the 4th quarter ended November 30, 2017.

The effect of foreign exchange rates on cash during the year ended November 30, 2019 amounted to a decrease of $1,401 (2018 - $Nil).

B.	Research and Development, Patents and Licenses, etc.

Not applicable.

C.	Trend Information

Other than as disclosed elsewhere in this registration statement and specifically in "Item 4.B. Business Overview," we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

D.	Off Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

E.	Tabular Disclosure of Contractual Obligations

In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum monthly base rent is US$2,917 for the period from December 1, 2018 to November 30, 2019 and US$3,005 from December 1, 2019 to November 30, 2020.

On April 1, 2019, the Company entered into a one-year lease agreement for leased premises in Vancouver, BC, commencing on April 1, 2019 and ending on March 31, 2020. The minimum monthly base rent is $2,500.

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory, as well as name rights and goodwill from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the balance sheet - equity section.

F.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Dana Wheeler, Age 61	President and Chief Executive Officer

President, Chief Executive Officer and

Director of Plymouth Rock Technologies

Inc. since October 30, 2018; Business

Development Advisor, Serco, Inc. from

June, 2017 to June, 2018; Chief Executive

Officer and managing director, Radio

Physics Solutions, October 2009 to

December, 2016.

Vivian Katsuris, Age 55	Director and Secretary

President of Alexandra Capital Corp.

(CSE: AXC) from January 2018 to October 30, 2018, Chief Financial Officer from August 2014 to January 2018 and Secretary since August 2014; President and Founder of Vivkor Holdings Inc. since August 2014, Director of Universal mCloud

(TSXV-MCLD - formerly Universal

Ventures Inc.) from April 2014 to October 2017; Director and Corporate Secretary of ArcPacific Resources Corp. (TSXV-ACP - formerly Plate Resources Inc.) from January 2014 to July 2016 and CFO from June 2015 to July 2016; Investment Advisor at Global Securities Corporation from 2003 to 2013; Director and Corporate Secretary of KAPA Capital Inc., February 2018 to present: Director of Zenith Capital Corporation, December 2019 to Present

Zara Kanji, Age 49	Chief Financial Officer

Owner, Zara Kanji & Associates, CPA, 2003 to present; Chief Financial Officer,; Chief Financial Officer, Megastar Development Corp., September 2011 to present.  Chief Financial Officer, World Class Extractions October 2018 to present, Chief Financial Officer, INEO Tech Corp January 2019 to present

Angelos Kostopoulos, Age 62	Director

Partner with Nakou & Associates Law Firm from March 2004 to Present; Director of Blue White Capital LLC from August 2011 to Present; Manager for Enron Wind from October 1998 to December 2001; Manager for GE Wind from January 2002 to February 2004; COO for UPC Renewables from July 2006 to January 2009.

George Stubos, Age 53	Director	George Stubos is the President of Stubos Capital Inc., in Vancouver, Canada
Tim Crowhurst, Age 53	Director	President of Sea Level Communications Ltd., and a former Administrative Tribunal Judge of the Immigration Appeal Division of Canada's Immigration and Refugee Board

Dana Wheeler-President, Chief Executive Officer, Director

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

Zara Kanji-Chief Financial Officer

Zara Kanji, CPA, CGA, has been Chief Financial Officer of our company since January 15, 2018.

Ms. Kanji, is a Member of the Chartered Professional Accountants of British Columbia and Canada and the owner of Zara Kanji & Associates, CPA, an accounting, tax and management consulting firm she founded in 2003. She holds a Bachelors of Technology in Accounting (honors) and a Diploma in Corporate Finance (Honors) from the British Columbia Institute of Technology. She is experienced in financial reporting compliance for junior listed companies, and has served as a director and officer for several public companies listed in Canada. She currently serves as Chief Financial Officer, Megastar Development Corp, (TSXV MDV), Chief Financial Officer, World Class Extractions (CNSX PUMP), Chief Financial Officer, INEO Tech Corp (TSXV INEO)

Vivian Katsuris -Secretary, Director

Ms. Katsuris was appointed Chief Financial Officer and Secretary on August 11, 2014. On November 20, 2017 she resigned as CFO and was appointed President, Chief Executive Officer, and as a Director. On October 31, 2018, she resigned as President, CEO, but remained Secretary.

Ms. Katsuris has over 29 years of experience in the brokerage industry, the North American capital markets & public financings. She was an Investment Advisor at Global Securities Corporation from 2003 to 2013 and worked at Canaccord Capital Corp. (Canada and US divisions) from 1993 to 2003. Ms. Katsuris has served on the board as an officer and director of Universal Ventures Inc (TSX-UN) and Plate Resources Inc (TSX-PLR) and also current serves as a director Kapa Capital Inc. (TSXV-KAPA.P) and Zenith Capital Corporation Inc (TSXV-ZENI.P).

Angelos Kostopoulos-Director

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

George Stubos - Director

George Stubos is the President of Stubos Capital Inc., in Vancouver, Canada and has 25 years of Capital Markets, Energy and Technology investing experience leading early stage companies in their growth strategies. Previously, he was an investment advisor with Canaccord Capital and was a founder of Business Financial Publishing, Investorlinks.com, San Telmo Energy, Rolling Thunder Exploration, and Argentex Mining. In 2007, he founded Shaman Energy LLC, which was awarded a Production Sharing Contract by the Government of Mongolia and was sold to Ivanhoe Energy. He is a member of the Association of International Petroleum Negotiators and the North America - Mongolia Business Council.

Tim Crowhurst, Director

Tim Crowhurst is President of Sea Level Communications Ltd., and a former Administrative Tribunal Judge of the Immigration Appeal Division of Canada's Immigration and Refugee Board. He brings to Plymouth a long history in managing public companies, as well as a strong understanding of border security measures and international immigration movements. Prior to commencing a successful issue and crisis management consultancy in 1993, he was an advisor to several Canadian Cabinet Ministers

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B.	Compensation

During the years ended November 31, 2019 and November 31, 2018,  our directors and officers received the following compensation:

COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualifie d Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Dana Wheeler, President and CEO	2019 2018	318,790 13,200	Nil Nil	Nil Nil	113,077 Nil	Nil Nil	Nil Nil	Nil Nil	431,867 13,200
Zara Kanji, Chief Financial Officer	2019 2018	60,000 30,000	Nil Nil	Nil Nil	28,269 Nil	Nil Nil	Nil Nil	24,490* 20,748*	112,759 50,748
Vivian Katsuris, Corporate Secretary, Director	2019 2018	63,000 36,842	Nil Nil	Nil Nil	28,269 Nil	Nil Nil	Nil Nil	Nil Nil	91,269 36,842
Angelos Kostopoulos, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	42,404 Nil	Nil Nil	Nil Nil	Nil Nil	42,404 Nil
George Stubos, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	48,014 Nil	Nil Nil	Nil Nil	Nil Nil	48,014 Nil
Tim Crowhurst, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	112 Nil	Nil Nil	Nil Nil	Nil Nil	112 Nil
Jeremy Poirier, Former Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ioannis Tsitos, Former Director	2019 2018	Nil 5,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 5,000

*This refers to accounting fees paid to a Company controlled by the CFO.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

Written Management Agreements

Dana Wheeler, CEO has a services agreement with the Company.  The agreement is to pay for services at $20,000 USD/ month.  The CEO can terminate the agreement with a 30 days' notice,  The Company has to give 6 months' notice for any termination without cause.

Zara Kanji, CFO is engaged on a month to month agreement for compensation of $5,000 CAD per month.

Vivian Katsuris, Secretary has a consulting agreement with the Company for compensation of $5,250 CAD per month with a 60 day notice of termiantion

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

Option-Based Awards

During the year ended November 30, 2019, the Company granted 1,350,000 options to the CEO, CFO, the Corporate Secretary, and the Company's directors as follows):

	November 30, 2019
	Number of options granted	Expense for the period
CEO	400,000	$113,077
CFO	100,000	28,269
Corporate Secretary	100,000	28,269
Directors	750,000	90,530
	1,350,000	$260,145

As at November 30, 2019, no options were vested, and stock-based compensations amounting to $692,091 was recognized in profit or loss of which $260,145 were for the Company's officers and directors as above.

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at November 30, 2019.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Dana Wheeler, President, Chief Executive Officer, & Director	400,000	$0.60	January 15, 2024(2)	Nil
Zara Kanji, Chief Financial Officer	100,000	$0.60	January 15, 2024(2)	Nil
Vivian Katsuris, Secretary, Director	100,000	$0.60	January 15, 2024(2)	Nil
Angelos Kostopoulos, Director	150,000	$0.60	January 15, 2024(2)	Nil
George Stubos, Director	200,000	$0.60	March 20, 2024(3)	Nil
	250,000	$0.50	November 28, 2024(4)	Nil
Tim Crowhurst, Director	150,000	$0.50	November 28, 2024(4)	Nil

(1) Value is calculated based on the difference between the market value of the securities underlying the options as at November 30, 2018, being $0.00, and the exercise price of the option.

(2) The options vest incrementally pursuant to the following schedule: (i) 50% on January 16, 2020; (ii) 12.5% on April 16, 2020; (iii) 12.5% on July 16, 2020; (iii) 12.5% on October 16, 2020; and (iv) 12.5 % on January 16, 2021.

(3) The options vest incrementally pursuant to the following schedule: (i) 50% on March 31, 2020; (ii) 12.5% on June 21, 2020; (iii) 12.5% on September 21, 2020; (iii) 12.5% on December 21, 2020; and (iv) 12.5 % on March 21, 2021.

(4) The options vest incrementally pursuant to the following schedule: (i) 50% on November 29, 2020; and (ii) 50 % on November 29, 2021.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended November 30, 2019.

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

Audit Committee

The members of our audit committee are Vivian Katsuris, Jeremy Poirier and Angelos Kostopoulos As defined in National Instrument 52-110 - Audit Committees, Vivian Katsuris, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

As of November 30, 2019 and as at the date of this report, we do not have any employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

E.	Share Ownership

As at March 30, 2020, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Dana Wheeler, President, Chief Executive Officer, & Director	1,350,000	4.1	400,000(2)
Zara Kanji, Chief Financial Officer	Nil	Nil	100,000(2)
Vivian Katsuris, Secretary, & Director	277,500(3)	(4)	100,000(2)
Angelos Kostopoulos, Director	Nil	Nil	150,000(2)
George Stubos, Director	901,500(5)	2.7%	450,000(2)
Tim Crowhurst, Director	Nil	Nil	150,000(2)

Notes:

(1)	Based on 32,796,600 common shares issued and outstanding as at March 30, 2020

(2)	Options are exercisable into common shares on a one-for-one basis and vest incrementally pursuant to the schedule outlined in Item 6 B. Compensation - Option-based Awards.

(3)	Includes 100,000 shares held in the name of Vivkor Holdings Inc, Ms. Katsuris has voting and dispositive control over securities held by Vivkor Holdings Inc.

(4)	Less than 1%

(5)	Includes 157,500 shares held in the name of Stubos Capital Inc, Mr. Stubos has voting and dispositive control over securities held by Stubos Capital Inc

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company:

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at November 30, 2019 and March 31, 2020, the registrar and transfer agent for our company reported that there were 32,796,600 common shares of our company issued and outstanding. Of the 32,796,600 common shares issued and outstanding on November 30, 2019, 27,483,550              were registered to Canadian residents (11 recorded shareholders), 3,738,050 were registered to residents of the United States (27 recorded shareholders), and 1,575,000 were registered to non-United States or Canadian residents (6 recorded shareholders). Of the 32,796,600 common shares of our company issued and outstanding on March 31, 2020, 27,483,550 were registered to Canadian residents (10 recorded shareholders), 3,738,050 were registered to residents of the United States (27 recorded shareholders), and 1,575,000 were registered to non-United States or Canadian residents (6 recorded shareholders).

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

The Company recorded the following transactions with related parties during the period from the beginning of the Company's preceding three financial years up to the date of this Annual Report:

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2019, $10,035 (November 30, 2018 - $3,000) was due to directors and officers of the Company:

	November 30, 2019	November 30, 2018
Company controlled by CFO	$5,000	$3,000
CEO of the Company	5,035	$-
	$10,035	$3,000

As at November 30, 2019, $25,070 (November 30, 2018 - $7,400) was due from directors and officers of the Company:

	November 30, 2019	November 30, 2018
Company controlled by Corporate Secretary	$5,250	$5,613
CEO of the Company	-	1,787
Director	19,820	-
	$25,070	$7,400

During the years ended November 30, 2019, 2018 and 2017, the Company entered into the following transactions with related parties:

	November 30, 2019	November 30, 2018	November 30, 2017
Management fees	$123,000	$71,842	$13,500
Accounting fees	24,490	20,748	-
Share-based payments	260,145	-	-
Salaries and benefits to CEO	318,790	13,200	-
	$726,425	$105,790	$13,500

During the year ended November 30, 2019, the Company granted 1,350,000 options to the CEO, CFO, the Corporate Secretary, and the Company's directors as follows):

	November 30, 2019
	Number of options granted	Expense for the period
CEO	400,000	$113,077
CFO	100,000	28,269
Corporate Secretary	100,000	28,269
Angelos Kostopoulos, Director	150,000	42,404
George Stubos, Director	450,000	48,014
Tim Crowhurst, Director	150,000	112
	1,350,000	$260,145

As at November 30, 2019, no options were vested, and stock-based compensations amounting to $692,091 was recognized in profit or loss of which $260,145 were for the Company's officers and directors as above (Note 10).

Management fees consisted of the following:

	November 30, 2019	November 30, 2018	November 30, 2017
Company controlled by Corporate Secretary	$63,000	$36,842	$13,500
Company controlled by CFO	60,000	30,000	-
Director fees paid to Former Director	-	5,000	-
	$123,000	$71,842	$13,500

On October 16, 2019, Jeremy Poirier resigned as a Director of the Company. 100,000 stock options granted to him were forfeited.

As at November 30, 2019, $26,578 (November 30, 2018 - $Nil) prepayment was made to the CEO of the Company and $13,289 (November 30, 2018 - $Nil) to the SVP for Engineering Operations.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the year ended November 30, 2019, including: independent auditors' report by MNP LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

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

(a)

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2019 and March 30, 2020, we had 32,796,600 and 32,796,600 Common Shares issued and outstanding, respectively. Our common stock is listed on the Canadian Securities Exchange ("CSE") under the symbol "PRT". Our common stock became eligible for trading on the CSE on March 7, 2016.  From May 2, 2012 through March 9, 2016, our common stock traded on the TSX Venture Exchange. The first trade of our common stock occurred on September 10, 2014. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

(a)	Set forth below are the annual high and low market prices for our stock for each of our five most recent full financial years (ending November 30).

	2015	2016	2017	2018	2019
High	0.15	0.06	0.50	0.77	0.66
Low	0.05	0.03	0.02	0.41	0.375

These numbers represent the annual high and low market prices for our stock as quoted on the TSXV and CSE, as applicable.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

Year 2020

Quarter	February 29, 2020	Through March 28, 2020
High	0.49	0.375
Low	0.36	0.11

Year 2019

Quarter	February	May	August	November
High	0.66	0.63	0.48	0.50
Low	0.52	0.45	0.38	0.37

Year 2018

Quarter	February	May	August	November
High	n/a	n/a	n/a	0.67
Low	n/a	n/a	n/a	0.60

Year 2017

Quarter	February	May	August	November
High	0.03	0 05	0.10	0.50
Low	0.02	0.02	0.05	0.09

Year 2016

Quarter	February	May	August	November
High	0.06	0.06	0.06	0.03
Low	0.06	0.03	0.03	0.03

(c)	Set forth below are the high and low market prices for each of the six most recent completed months:

Month	October	November	December	January	February	March
High	0.50	0.50	0.49	0.485	0.44	0.375
Low	0.47	0.45	0.375	0.48	0.11	0.20

B.	Plan of Distribution

Not applicable to Form 20-F filed as an Annual Report.

C.	Markets

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

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2019 and March 31, 2020, we had 32,796,600 and 32,796,600 Common Shares issued and outstanding, respectively.

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

Convertible Securities

As at November 30, 2019 there were 32,796,600 common shares outstanding. options outstanding to purchase 3,150,000 common shares and no other convertible securities outstanding.  The 3,150,000 options outstanding are described in the below table:

Expiry Date	Exercise Price	Numbers of options outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
January 15, 2024	0.60	2,150,000	2.82	0.60
March 20, 2024	0.60	350,000	0.48	0.60
November 28, 2024	0.50	650,000	1.03	0.50
		3,150,000	4.33	0.58

Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, nontransferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

On January 16, 2019, the Company granted 2,300,000 stock options, which are exercisable for a period of five years, at a price of $0.60 per share. During the year, 150,000 stock options were cancelled. The remaining 2,150,000 stock options vest as follows: (i) 1,075,000 options on January 15, 2020, (ii) 268,750 options on April 15, 2020, (iii) 268,750 options on July 15, 2020, (iv) 268,750 options on October 15, 2020, and (v) 268,750 options on January 15, 2021.

The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.54, volatility 100%, risk-free rate 1.93%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $913,140, which will be expensed over the vesting period.

On March 21, 2019, the Company granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 175,000 options on March 20, 2020, (ii) 43,750 options on June 20, 2020, (iii) 43,750 options on December 20, 2020, (iv) 43,750 options on March 20, 2021, and (v) 43,750 options on June 20, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.57, volatility 100%, risk-free rate 1.56%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $147,613, which will be expensed over the vesting period.

On November 29, 2019, the Company granted an aggregate of 650,000 incentive stock options to consultants and a director of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 325,000 options on November 30, 2020 and (ii) 325,000 options on November 30, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.49, volatility 100%, risk-free rate 1.49%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $236,809, which will be expensed over the vesting period.

During the year ended November 30, 2019, 150,000 options issued to a director and a consultant were cancelled before vested.  Stock-based compensation recognized in profit or loss for the year ended November 30, 2019 amounted to $692,091 (2018 - $Nil).

Stock option transactions and the number of stock options outstanding as at November 30, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	$0.14
Balance, November 30, 2018	125,000	$0.30
Granted	3,300,000	$0.58
Exercised	(125,000)	$0.30
Expired	(150,000)	$0.60
Balance, November 30, 2019	3,150,000	$0.58

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

Since the date of incorporation of the company 32,796,600 common shares have been issued, and 2,000,000 Common Shares have been repurchased for cancellation, as follows:

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received/Paid
October 17, 2011	1	$0.05	$0.05	Cash
November 10, 2011	9,999,999	$0.05	$499,999.95	Cash
February 29, 2012(1)	(2,000,000)	($0.05)	($100,000.00)	(Cash)
May 1, 2012	2,000,000	$0.10	$200,000.00	Cash
May 4, 2012	94,000	$0.10	$9,400.00	Cash
August 11, 2014	2,400,000	$0.05	$120,000.00	Cash
August 11, 2014	240,000	$0.05	$12,000.00	Finder's Fee
August 11, 2014	200,000	$0.05	$10,000.00	Property Payment
February 15, 2017	300,000	$0.02	$6,000	Property Payment
November 30, 2017	5,500,000	$0.10	$550,000	Cash
November 30, 2017	490,500	$0.10	$49,050	Finder's Fee
November 28, 2017	125,000	$0.15	$18,750	Cash
December 12, 2017	55,000	$0.10	$5,500	Cash
December 19, 2017	100,000	$0.10	$10,000	Cash
December 22, 2017	476,000	$0.10	$47,600	Cash
January 9, 2018	476,000	$0.10	$10,000	Cash
January 19, 2018	100,000	$0.10	$10,000	Cash
January 22, 2018	500,000	$0.10	$50,000	Cash
February 2, 2018	21,000	$0.10	$2,100	Cash
April 25,2018	4,475,000	$0.40	$1,790,000	Cash
May 18, 2018	2,035,550	$0.40	$814,220	Cash
May 29, 2018	125,000	$0.30	$37,500	Cash
August 23, 2018	500,000	$0.10	$50,000	Cash

October 31, 2018	3,000,000	$0.41	$1,230,000	Acquisition of Plymouth Rock USA
November 1, 2018	231,250	$0.69	$159,562.50	Finder's Fee
March 19, 2019	7,500	$0.60	$4,500	Cash
March 19, 2019	1,650	$0.40	$1,342	Cash, Warrants
April 18, 2019	31,500	$0.40	$25,623	Cash, Warrants
April 18, 2019	121,500	$0.40	$98,832	Cash, Warrants
April 23, 2019	105,750	$0.40	$86,020	Cash, Warrants
April 23, 2019	2,250	$0.40	$1,830	Cash, Warrants
May 1, 2019	8,250	$0.40	$6,711	Cash, Warrants
May 7, 2019	8,250	$0.40	$6,711	Cash, Warrants
May 14, 2019	5,250	$0.40	$4,271	Cash, Warrants
May 16, 2019	17,400	$0.40	$14,154	Cash, Warrants
May 17, 2019	6,000	$0.40	$4,881	Cash, Warrants
August 6, 2019	240,000	$0.10	24,000	Cash
August 6, 2019	235,000	$0.10	23,500	Cash
August 6, 2019	100,000	$0.10	10,000	Cash
August 7, 2019	20,000	$0.10	2,000	Cash
October 11, 2019	20,000	$0.30	$8,174	Cash
October 15, 2019	105,000	$0.30	$42,915	Cash

Notes:

(1)	On February 29, 2012 a total of 2,000,000 common shares were surrendered to the company for cancellation and returned to the company's treasury for consideration of $0.05 per share.

Resolutions/Authorizations/Approvals

Not Applicable.

B.	Memorandum and Articles of Association

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

Limitations on Ownership of Securities

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the "Minister") on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be C$344 million for the year 2013. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;
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

•	Share Purchase Agreement dated October 31, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA
•	Assignment Agreement dated Manchester Metropolitan University dated March 12, 2019.
•	Memorandum of understanding with Abicom International Ltd. dated February 19, 2019

D.	Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E.	Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty"). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents "taxable Canadian property", as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•	the non-resident holder;
•	persons with whom the non-resident holder did not deal at arm's length; or
•	the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

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

United States Federal Income Taxation

The following is a general discussion of certain material United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a "PFIC") if (taking into account certain "look-through" rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain "excess distributions" (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder's holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder's holding period for the common shares. The U.S. Holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than non-resident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent's basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat U.S. as a "qualified electing fund" (a "QEF"), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder's basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder's QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before November 30, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company's common shares constitute "marketable stock," which includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCQB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company's common shares, and accordingly, whether the common shares will be "marketable stock" for these purposes. Furthermore, there can be no assurances that the Company's common shares will continue to trade on any of the exchanges listed above.

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

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for nonresident holders to claim dividends. Any remittances of dividends to United States residents and to other nonresidents are, however, subject to withholding tax. See "Taxation" above.

G.	Statements by Experts

The financial statements of our company for the years ended November 30, 2019 and 2018 included in this annual report have been audited by MNP LLP, Chartered Professional Accountants, with a business address at Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada V6E 0C3, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

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

Evaluation of Disclosure Controls and Procedures

The phrase "disclosure controls and procedures" refers to controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, or the Exchange Act, such as this Annual Report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission, or SEC. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decision regarding required disclosure.

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of November 30, 2019, the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2019, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

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

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that the internal control over financial reporting has the following material weakness and significant deficiency in internal controls as of November 30, 2019:

1) The Company does not have a formal policy on closing the general ledger at fiscal year-end which resulted into cut-off errors in the expenses and accounts payable balances

2) The Company does not have proper review in place to ensure all the significant transactions and balances are accounted for in the financial statements, in accordance with IFRS, including the deferred tax balance.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Controls over Financial Reporting

As a result of the material weakness and significant deficiency noted above, the Company will adopt the following measures:

1) The Company will develop formal closing procedures that should include a checklist to document who will perform each procedure, when completion of each procedure is due, and when it was accomplished.

2) The Company will develop formal review processes related to the accounting treatment for the significant non-routine transactions to ensure all the transactions are properly accounted for in accordance with IFRS.

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

The members of our audit committee are Vivian Katsuris, Tim Crowhurst, Angelos Kostopoulos. As defined in National Instrument 52-110 - Audit Committees, Vivian Katsuris, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

Audit Fees

Our external auditors, MNP LLP, Chartered Professional Accountants., charged total fees of $40,000 for the year ended November 30, 2018. $32,000 of the $40,000 charged was for audit fees and $8,000 was for audit-related fees or income tax preparation fees. Our external auditors, MNP LLP, Chartered Professional Accountants, charged total fees of $17,120 for the year ended November 30, 2017. All of the $17,120  was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2019 and November 30, 2018, including: independent auditors' report by MNP LLP, Chartered Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

PLYMOUTH ROCK TECHNOLOGIES INC.

(FORMERLY ALEXANDRA CAPITAL CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2019 and 2018

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Plymouth Rock Technologies Inc. (formerly Alexandra Capital Corp)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Plymouth Rock Technologies Inc. (formerly Alexandra Capital Corp) (the Company) as of November 30, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the three year period ended November 30, 2019, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended November 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss of $4,366,807 during the year ended November 30, 2019 and, the Company had a history of losses and an accumulated deficit of $5,968,892 that raise significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2011.

Vancouver, Canada

March 31, 2020

PLYMOUTH ROCK TECHNOLOGIES INC.
(FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at	Note	November 30, 2019	November 30, 2018

ASSETS

Current assets
Cash		$583,119	$2,743,694
Accounts receivable		1,488	-
Sales tax receivable		12,310	10,986
Prepaid expenses	3	105,539	49,891
Due from related parties	7	25,070	7,400

Total current assets		727,526	2,811,971

Non-current assets
Equipment	4	12,464	-
Intangible assets	5 & 13	-	1,240,781
Goodwill	5 & 13	-	253,975

Total assets		$739,990	$4,306,727

LIABILITIES

Current liabilities
Accounts payable	6	$217,023	$112,757
Due to related parties	7	10,035	3,000
Loan payable	8	-	51,184

Total current liabilities		227,058	166,941

Non-current liabilities
Deferred tax liability	16	-	245,813
Total liabilities		227,058	412,754

SHAREHOLDERS' EQUITY
Share capital	10	5,676,498	5,311,034
Shares to be issued	14	22,811	-
Contributed surplus		736,271	185,024
Accumulated other comprehensive loss		46,244	-
Deficit		(5,968,892)	(1,602,085)

Total shareholders' equity		512,932	3,893,973

Total liabilities and shareholders' equity		$739,990	$4,306,727

Going concern - Note 1

These consolidated financial statements are authorized for issuance by the Board of Directors on March 31, 2020. The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

"Tim Crowhurst" Tim Crowhurst, Director	"Angelos Kostopoulos" Angelos Kostopoulos, Director

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

		Year End November 30
	Note	2019	2018	2017
Sales		$28,257	$-	$-
Cost of sales		11,891	-	-
Gross Profit		16,366	-	-

OPERATING EXPENSES
Accounting and audit fees	7	$80,415	$66,463	$19,920
Business development		739,615	11,326	-
Consulting fees		125,685	187,015	14,742
Depreciation	4	1,717	-	-
General office expenses		68,602	46,466	2,979
Impairment of intangible assets	5	1,315,678	-	-
Impairment of goodwill	13	256,874	-	-
Insurance		5,416	9,500	-
Legal fees		103,535	166,124	43,691
Management fees	7	125,390	71,842	13,500
Rent		77,186	30,000	2,500
Development costs	5	399,720	-	-
Stock-based compensation	7, 10	692,091	-	-
Transfer agent and filing fees		111,709	71,076	19,027
Wages, salaries and benefits	7	513,729	21,843	-
Total expenses		4,617,362	681,655	116,359

OTHER INCOME (EXPENSES)
Loss on disposition of exploration and evaluation assets		-	(156,012)	-
Acquisition costs	13	-	(159,563)	-
Write-off of inventories		(22,800)	-	-
Interest income		14,226	8,630	370
Interest expense		(394)	(1,184)	-
Foreign exchange loss		(2,322)	(8,441)	-
Net Loss Before Income Tax		(4,612,286)	(998,225)	(115,989)

Deferred tax recovery	16	245,479	11,324	-
Net Loss		(4,366,807)	(986,901)	(115,989)

OTHER COMPREHENSIVE INCOME (LOSS)
Item subsequently to be reclassified as profit and loss
Foreign currency translation		46,244	-	-

Total Comprehensive Loss		$(4,320,563)	$(986,901)	$(115,989)

Loss per Share, Basic and Diluted		$(0.14)	$(0.04)	$(0.01)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted		32,157,904	23,874,477	13,150,484

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian dollars)

	Share capital (Note 10)
	Number of shares	Amount	Shares to be issued (Note 14)	Contributed Surplus	Deficit	Accumulated other comprehensive losses	Total
Balance, November 30, 2016	12,934,000	$633,109	$-	$117,016	$(499,195)	$-	$250,930

Net loss for the year	-	-	-	-	(115,989)	-	(115,989)
Shares issued for private placements	5,500,000	550,000	-	-	-	-	550,000
Share issuance costs	490,500	-	-	-	-	-	-
Shares issued for exploration and evaluation assets	300,000	6,000	-	-	-	-	6,000
Shares issued for options exercised	125,000	29,657	-	(10,907)	-	-	18,750

Balance, November 30, 2017	19,349,500	$1,218,766	$-	$106,109	$(615,184)	$-	$709,691

Net loss for the year	-	-	-	-	(986,901)	-	(986,901)
Shares issued for warrants exercised	2,045,000	204,500	-	-	-	-	204,500
Private placements	6,510,550	2,604,220	-	-	-	-	2,604,220
Shares issued for acquisition	3,000,000	1,240,200	-	-	-	-	1,240,200
Shares issued for options exercised	625,000	87,500	-	-	-	-	87,500
Share issuance costs	-	(253,794)	-	128,995	-	-	(124,799)
Finder's fee - acquisition	231,250	159,562	-	-	-	-	159,562
Fair value of options exercised	-	50,080	-	(50,080)	-	-	-

Balance, November 30, 2018	31,761,300	$5,311,034	$-	$185,024	$(1,602,085)	$-	$3,893,973

Net loss for the year	-	$-	$-	$-	$(4,366,807)	$-	$(4,366,807)
Foreign currency translation income	-	-	-	-	-	46,244	46,244
Shares issued for warrants exercised	910,300	187,120	-	-	-	-	187,120
Shares issued for options exercised	125,000	37,500	-	-	-	-	37,500
Stock-based compensation	-	-	-	692,091	-	-	692,091
Fair value of agent warrants exercised	-	127,254	-	(127,254)	-	-	-
Fair value of options exercised	-	13,590	-	(13,590)	-	-	-
Shares to be issued	-	-	22,811	-	-	-	22,811

Balance, November 30, 2019	32,796,600	$5,676,498	$22,811	$736,271	$(5,968,892)	$46,244	$512,932

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
	Year Ended November 30
	2019	2018	2017

Cash Provided By (Used In)

Operating Activities

Net loss for the year	$(4,366,807)	$(986,901)	$(115,989)

Items not affecting cash:
Acquisition costs	-	159,563	-
Stock-based compensation	692,091	-	-
Foreign exchange loss	-	3,743	-
Impairment of intangible assets	1,286,094	-	-
Impairment of goodwill	256,876	-	-
Loss on disposition of exploration and evaluation assets	-	156,012	-
Depreciation expense	1,717	-	-
Interest expense	394	1,184	-
Write-off of inventories	22,800	-	-
Deferred income tax recovery	(245,479)	(11,324)	-

Changes in non-cash working capital:
Accounts receivable	(1,488)	-	-
Sales tax receivable	(1,324)	(4,413)	(5,406)
Prepaid expenses	(55,627)	(6,890)	(40,375)
Due from related parties	(20,673)	11,350	-
Due to related parties	9,792	3,000	-
Accounts payable and accrued liabilities	104,272	10,911	35,646
Net cash used in operating activities	(2,317,362)	(663,765)	(126,124)

Investing Activities

Purchase of equipment	(14,175)	-	-
Exploration and evaluation assets	-	15,000	-
Acquisition of business	-	47,467	-
Short-term investments	-	-	90,000
Net cash provided by (used in) investing activities	(14,175)	62,467	90,000

Financing Activities

Common shares issued for cash, options and warrants exercised, net of share issuance costs, and subscription receivable	224,619	3,198,840	122,000
Loan payable	(52,256)	50,000	-
Net cash provided by financing activities	172,363	3,248,840	122,000

Increase (decrease) in cash	(2,159,174)	2,647,542	85,876

Effect of foreign exchange rate changes on cash	(1,401)	-	-
Cash, beginning of the year	2,743,694	96,152	10,276

Cash, end of the year	$583,119	$2,743,694	$96,152

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

1.  NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at 300 - 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On March 10, 2016, the Company's common shares commenced trading on the CSE. On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On October 31, 2018, the Company completed the acquisition of Plymouth Rock Technologies Inc. ("Plymouth Rock USA"), a private Delaware corporation that is developing a system using microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues. The Company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018. With the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. The Company's planned technologies encompass the very latest radar technologies for quickly detecting, locating and identifying the presence of threats.

Going Concern

The Company incurred a net loss of $4,366,807 (November 30, 2018 - $986,901) for the year ended November 30, 2019. As at November 30, 2019, the Company had a history of losses and an accumulated deficit of $5,968,892 (November 30, 2018 - $1,602,085).

The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations. These factors indicate that a material uncertainty exists that casts significant doubt on the Company's ability to continue as a going concern.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During 2019, the Company received net cash proceeds of $171,554 (2018 - $3,248,840) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future of that management's planned actions to address this situation will be successful.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements ("Financial Statements") have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These Financial Statements are authorized for issue by the Board of Directors on March 31, 2020.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency.  The functional currency of Plymouth Rock USA is U.S.Dollars. The assets and liabilities of Plymouth Rock USA are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

Significant accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of income and expenses during the period. Actual results could differ from these estimates.

Significant estimates used in preparing the Financial Statements include, but are not limited to the following:

(i) Deferred taxes

The calculation of deferred tax is based on the ability of the Company to generate future taxable income, the estimation of which is subject to significant uncertainty as to the amount and timing. The calculatin of deferred tax is also based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax return have not been prepared as of the date of financial statement preparation.

(ii)  Share-based payments

The fair value of stock options and finders' warrants issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected lift, volatility of share prices, risk-free rate and dividend yield, changes in subjective input assumptions can materially affect the fair value estimate.

(iii) Fair values of identifiable assets acquired and liabilities assumed

The estimates of fair values of the identifiable assets acquired and liabilities assumed in a business combination require management to make estimates about the price that could be received to sell the assets acquired or discharge the liabilities assumed. Management uses an appropriate methodology (e.g. market, income or cost approach) to estimate the fair values of identifiable intangible assets acquired.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(iv) Impairment of non financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

At November 30, 2019, the intangible assets acquired and the goodwill generated from the business acquisition determined to be impaired, therefore an impairment loss of $1,572,552 was charged for the 2019 year. Management was unable to project cash flows that can be generated from the CGUs, and consequently a full impairment loss has been recognized.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2019. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 13 met the criteria for accounting as a business combination.

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at November 30, 2019, the development costs are not capitalized as management was unable to demonstrate the future economic benefits to be generated from the utilization of the associated expenditures.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiary is as follows:

Entity	Country of Incorporation	Effective Economic Interest
Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018.

Intangible assets

Intangible assets that are reflected in the consolidated statements of financial position consist of assets acquired through business combinations. Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Accordingly, the Company does not amortize these intangible assets, but reviews them for impairment, annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Development costs for internally-generated intangible assets are capitalized when all of the following conditions are met:

  technical feasibility can be demonstrated;
  management has the intention to complete the intangible asset and use it;
  management can demonstrate the ability to use the intangible asset;
  it is probable that the intangible asset will generate future economic benefits;
  the Company can demonstrate the availability of adequate technical, financial and other resources to complete the development and to use the intangible asset; and
  costs attributable to the asset can be measured reliably.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditures are charged to the consolidated statements of loss and comprehensive loss in the period in which they are incurred.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Recognition and measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing the items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

Depreciation

Half of the normal depreciation is taken in the year of acquisition for equipment with declining balance method.  The depreciation rates applicable to each category of property and equipment are as follows:

Computer equipment	55% declining balance
Furniture	20% declining balance

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities  incurred or assumed, and equity instruments issued by the Company. The acquiree's identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition related costs are recognized in profit or loss as incurred. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted price on the issuance date. The remaining proceeds, if any, are allocated to the attached warrants.  Any fair value attributed to the warrants is recorded as warrant reserve. Management does not expect to record a value to the warrant in most equity issuances as unit private placements are commonly priced at market or at a permitted discount to market. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

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

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

Share purchase warrants

The Company bifurcates units consisting of common shares and share purchase warrants using the residual value approach whereby it first measures the common share component of the unit at fair value using market prices as input values and then allocates any residual amount to the warrant component of the unit. The residual value of the warrant component is credited to reserves. When warrants are exercised, the corresponding residual value is transferred from reserves to share capital. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Financial instruments

Financial assets

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Subsequent to initial recognition, all financial assets are classified and subsequently measured at amortized cost. Interest income is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, accounts receivable and due from related parties.

The Company reclassifies debt instruments only when its business model for managing those financial assets has changed. Reclassifications are applied prospectively from the reclassification date and any previously recognized gains, losses or interest are not restated.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable that do not contain a significant financing component. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets' contractual lifetime.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, due to related parties, and loan payable.

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Interest

Interest income and expense are recognized in profit or loss using the effective interest method.

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments over the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability. The effective interest rate is calculated considering all contractual terms of the financial instruments, except for the expected credit losses of financial assets.

The 'amortized cost' of a financial asset or financial liability is the amount at which the instrument is measured on initial recognition minus principal repayments, plus or minus any cumulative amortization using the effective interest method of any difference between the initial amount and maturity amount and adjusted for any expected credit loss allowance. The 'gross carrying amount' of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit losses.

Interest income and expense is calculated by applying the effective interest rate to the gross carrying amount of the financial asset (when the asset is not credit-impaired) or the amortized cost of the financial liability.

Where a financial asset has become credit-impaired subsequent to initial recognition, interest income is calculated in subsequent periods by applying the effective interest method to the amortized cost of the financial asset. If the asset subsequently ceases to be credit-impaired, calculation of interest income reverts to the gross basis.

Offsetting

Financial assets and financial liabilities are offset, with the net amount presented in the statement of financial position, when, and only when, the Company has a current and legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or when arising from a group of similar transactions if the resulting income and expenses are not material.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. Separately recognized goodwill is tested for impairment on an annual basis or when there is an indication of impairment. Impairment losses on goodwill are not reversed.

Revenue recognition

Revenue is recognized by applying the five-step model under IFRS 15. The Company recognizes revenue when, or as the goods or services are transferred to the control of the customer and performance obligations are satisfied. The Company's revenue is comprised of sales of its radar systems, radar components and engineering design and development services. The Company's revenue is recognized when control of the goods has been transferred, being when the goods are delivered to customers and when all performance obligations have been fulfilled. The amounts recognized as revenue represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net of goods and services taxes and less returns, and discounts, at which time there are no conditions for the payment to become due other than the passage of time. For its engineering design and development services, revenue is recognized when the service has been rendered.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to equity items, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at period end, adjusted for amendments to tax payable with regards to previous years.

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

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in accounting policies

IFRS 9 Financial instruments

IFRS 9, Financial Instruments ("IFRS 9") sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The following table presents the initial IAS 39 classification and the new IFRS 9 classification for all financial instruments held by the Company as at December 1, 2018.

	Original under IAS 39		New under IFRS 9
Financial assets and liabilities	Classification	Carrying Amount $	Classification	Carrying Amount $
Cash	FVTPL	2,743,694	Amortized cost	2,743,694
Due from related parties	Loans and receivables	7,400	Amortized cost	7,400
Accounts payable	Other financial liabilities	112,757	Amortized cost	112,757
Due to related parties	Other financial liabilities	3,000	Amortized cost	3,000
Loan payable	Other financial liabilities	51,184	Amortized cost	51,184

The adoption of this standard did not have any material impact to the Company's Financial Statements. The Company's policies and procedures surrounding the identification of credit risk and the recognition of credit losses comply with the requirements of this standard.

IFRS 15 Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers ("IFRS 15") was issued to replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations such as IFRIC 13 Customer Loyalty Programs. IFRS 15 introduces a single contract-based five-step model that applies to contracts with customers and two approaches for the recognition of revenue: at a point in time or over time. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price, and recognize revenue when the performance obligation is satisfied. Revenue is recognized when a customer obtains control of a good or service and has the ability to direct the use and obtain the benefits from the good or service.

The Company has adopted IFRS 15 on the required effective date of December 1, 2018. The adoption of this standard did not have any impact on the Company's financial position as at December 1, 2018 or results of operations for the years ended November 30, 2019 and 2018.

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards, amendments and interpretations not yet effective (continued)

IFRS 16, Leases - IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor.  The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model.  IFRS 16 is applicable to annual reporting periods beginning on or after January 1, 2019.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

IFRIC 23 - Uncertainty over Income Tax Treatments - clarifies the accounting for uncertainties in income taxes.  This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognise and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this Interpretation.

The Company does not expect that the new and amended standards will have a significant impact on its Financial Statements.

3.  PREPAID EXPENSES

As at November 30, 2019 and 2018, the Company's prepaid expenses relate to the following:

	November 30, 2019	November 30, 2018

Advertising and Promotions	$38,146	$15,000
Rent	17,043	16,765
Others	50,350	18,126
	$105,539	$49,891

Others include $39,867 (November 30, 2018 - $Nil) prepayment to related parties (Note 7).

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

4.  EQUIPMENT

	Computer	Furniture	Total
	$	$	$
Cost:
Balance at November 30, 2018	-	-	-
Additions	1,720	12,453	14,173
Foreign currency translation adjustment	6	2	8
Balance at November 30, 2019	1,726	12,455	14,181

Accumulated Depreciation:
Balance at November 30, 2018	-	-	-
Depreciation	474	1,245	1,719
Foreign currency translation adjustment	(1)	(1)	(2)
Balance at November 30, 2019	473	1,244	1,717

Net Book Value:
At November 30, 2018	-	-	-
At November 30, 2019	1,253	11,211	12,464

5.  INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets are composed of the assets acquired from the business acquisition of Plymouth Rock USA (Note 13). The Company is in the process of developing and commercializing the following intangible assets: (1) A Millimeter Remote Imaging from Airborne Drone ("Drone X1 System"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti"). These assets can remotely detect, locate and identify the presence of threats.

	Drone X1 System	Shoe-Scanner	Wi-Ti	Total
	$	$	$	$
Cost:
Balance at November 30, 2017	-	-	-	-
Additions	868,547	-	372,234	1,240,781
Balance at November 30, 2018	868,547	-	372,234	1,240,781

Additions	-	30,000	-	30,000
Impairment	(900,260)	(29,592)	(385,826)	(1,315,678)
Foreign currency translation adjustment	31,713	(408)	13,592	44,897
Balance at November 30, 2019	-	-	-	-

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

5.  INTANGIBLE ASSETS AND GOODWILL (continued)

For impairment testing purpose, the Company identified that each intangible asset is a separate cash-generating unit ("CGU'). Management was unable to project cash flows that can be generated from each of the CGUs, and consequently a full impairment loss has been recognized. As of November 30, 2019, the intangible assets acquired from the business acquisition were determined to be fully impaired, and an impairment loss of $1,315,678 was charged for the 2019 year.

For the purpose of impairment testing, goodwill has been allocated to the CGUs, and the entire goodwill balance has been impaired as management was unable to project cash flows that can be generated from each of the CGUs.

During the year ended November 30, 2019, the development costs of $399,720 are expensed as management was unable to demonstrate the future economic benefits to be generated from the utilization of the assets.

6. ACCOUNTS PAYABLE

 As at November 30, 2019 and 2018, the Company's accounts payable relate to the following:

	November 30, 2019	November 30, 2018

Professional fees	$80,216	$32,000
Funds to be returned to investors	38,646	38,646
Advertising costs	8,556	3,436
Development costs	42,430	13,301
Others	47,174	25,374
	$217,023	$112,757

7.  RELATED PARTY TRANSACTIONS

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2019, $10,035 (November 30, 2018 - $3,000) was due to directors and officers of the Company:

	November 30, 2019	November 30, 2018
Company controlled by CFO	$5,000	$3,000
CEO of the Company	5,035	$-
	$10,035	$3,000

As at November 30, 2019, $25,070 (November 30, 2018 - $7,400) was due from directors and officers of the Company:

	November 30, 2019	November 30, 2018
Company controlled by Corporate Secretary	$5,250	$5,613
CEO of the Company	-	1,787
Director	19,820	-
	$25,070	$7,400

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

7.  RELATED PARTY TRANSACTIONS (continued)

As at November 30, 2019, $26,578 (November 30, 2018 - $Nil) prepayment was made to the CEO of the Company and $13,289 to the SVP for Engineering Operations (November 30, 2018 - $Nil) (Note 3).

During the years ended November 30, 2019, 2018 and 2017, the Company entered into the following transactions with related parties:

	November 30, 2019	November 30, 2018	November 30, 2017
Management fees	$123,000	$71,842	$13,500
Accounting fees	24,490	20,748	-
Share-based payments	260,145	-	-
Salaries and benefits to CEO	318,790	13,200	-
	$726,425	$105,790	$13,500

During the year ended November 30, 2019, the Company granted 1,350,000 options to the CEO, CFO, the Corporate Secretary, and the Company's directors as follows:

	November 30, 2019
	Number of options granted	Expense for the period
CEO	400,000	$113,077
CFO	100,000	28,269
Corporate Secretary	100,000	28,269
Directors	750,000	90,530
	1,350,000	$260,145

As at November 30, 2019, no options were vested, and stock-based compensation amounting to $692,091 was recognized in profit or loss of which $260,145 were for the Company's officers and directors as above (Note 10).

Management fees consisted of the following:

	November 30, 2019	November 30, 2018	November 30, 2017
Company controlled by Corporate Secretary	$63,000	$36,842	$13,500
Company controlled by CFO	60,000	30,000	-
Director fees paid to Former Director	-	5,000	-
	$123,000	$71,842	$13,500

8.  LOAN PAYABLE

On September 19, 2018, the Company received a loan of $50,000, which is payable within 6 months and bears an annual interest rate of 12%. During the year ended November 30, 2019, the Company fully repaid the loan.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

9.  CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

10.  SHARE CAPITAL

(a) Common Shares

Authorized:  Unlimited number of common shares without par value

As at November 30, 2019, there were 32,796,600 common shares issued and outstanding (November 30, 2018 - 31,761,300).

During the year ended November 30, 2019:

During the year ended November 30, 2019, the Company issued a total of 910,300 common shares for gross proceeds of $187,120 for 7,500 warrants exercised at a price of $0.60 per share, 307,800 warrants exercised at a price of $0.40 per share and 595,000 warrants exercised at a price of $0.10 per share. The Company also issued a total of 125,000 common shares for gross proceeds of $37,500 for 125,000 options exercised at a price of $0.30 per share.

During the year ended November 30, 2018:

During the year ended November 30, 2018, the Company issued a total of 2,045,000 common shares for gross proceeds of $204,500 for warrants exercised at a price of $0.10 per share.

On April 25, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is October 25, 2019. Finder's fees of cash equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to five finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018.

266,850 finder's warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10.  SHARE CAPITAL (continued)

(a) Common Shares (continued)

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of $814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is November 18, 2019. Finder's fees of cash in an amount equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to four finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder's warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities since investors overpaid for their subscription.

On May 29, 2018, the Company issued a total of 125,000 common shares at $0.30 per share, for gross proceeds of $37,500, for options exercised by a former director of the Company.

On August 23, 2018, the Company issued 500,000 common shares at a price of $0.10 per share, for gross proceeds of $50,000, for options exercised by a former director of the Company.

On October 31, 2018, the Company issued 3,000,000 common shares at $0.41 per share for the acquisition of Plymouth Rock USA (Note 13). In addition, on November 1, 2018, the Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition.

During the year ended November 30, 2017:

On February 15, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets.

On November 28, 2017, the Company issued a total of 125,000 common shares at a price of $0.15 per share, for gross proceeds of $18,750, for options exercised by a former director of the Company.

On November 30, 2017, the Company issued 5,500,000 common shares at a price of $0.10 per share for total gross proceeds of $550,000, pursuant to the private placement previously announced on November 10, 2017. The Company also issued 490,500 common shares at a price of $0.10 per share valued at $49,050 as finder's fees.

As of November 30, 2017, the Company had subscription receivable balance of $428,000 (2016: Nil) for the common shares issued for the private placement on November 30, 2017 and $18,750 for commons share issued for options exercised by a former director on November 28, 2017 recorded in due from related party.

As at November 30, 2019, the Company has 810,000 common shares (November 30, 2018 - 3,000,000) held in escrow.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10.  SHARE CAPITAL (continued)

(b) Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

On January 16, 2019, the Company granted 2,300,000 stock options, which are exercisable for a period of five years, at a price of $0.60 per share. During the year, 150,000 of these stock options were cancelled. The remaining 2,150,000 stock options vest as follows: (i) 1,075,000 options on January 15, 2020, (ii) 268,750 options on April 15, 2020, (iii) 268,750 options on July 15, 2020, (iv) 268,750 options on October 15, 2020, and (v) 268,750 options on January 15, 2021.

The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.54, volatility 100%, risk-free rate 1.93%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $913,140, which will be expensed over the vesting period.

On March 21, 2019, the Company granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 175,000 options on March 20, 2020, (ii) 43,750 options on June 20, 2020, (iii) 43,750 options on December 20, 2020, (iv) 43,750 options on March 20, 2021, and (v) 43,750 options on June 20, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.57, volatility 100%, risk-free rate 1.56%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $147,613, which will be expensed over the vesting period.

On November 29, 2019, the Company granted an aggregate of 650,000 incentive stock options to consultants and a director of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 325,000 options on November 30, 2020 and (ii) 325,000 options on November 30, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.49, volatility 100%, risk-free rate 1.49%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $236,809, which will be expensed over the vesting period.

During the year ended November 30, 2019, 150,000 options issued to a director and a consultant were cancelled before vested.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2019 amounted to $692,091 (2018 - $Nil).

Stock option transactions and the number of stock options outstanding as at November 30, 2019, 2018 and 2017 are summarized as follows:

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10.  SHARE CAPITAL (continued)

(b) Stock Options (continued)

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2016	875,000	$0.16
Exercised	(125,000)	$0.15
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	$0.14
Balance, November 30, 2018	125,000	$0.30
Granted	3,300,000	$0.58
Exercised	(125,000)	$0.30
Cancelled	(150,000)	$0.60
Balance, November 30, 2019	3,150,000	$0.58

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,150,000	-	2.82	0.60
March 20, 2024	0.60	350,000	-	0.48	0.60
November 28, 2024	0.50	650,000	-	1.03	0.50
		3,150,000	-	4.33	0.58

(c) Share purchase warrants

As at November 30, 2019, the Company has no outstanding share purchase warrants. Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2019, 2018 and 2017 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2017 and 2016	2,640,000	$0.10
Warrants granted	3,567,275	$0.58
Warrants exercised	(2,045,000)	$0.10
Balance, November 30, 2018	4,162,275	$0.51
Warrants expired	(3,251,975)	$0.60
Warrants exercised	(910,300)	$0.21
Balance, November 30, 2019	-	$-

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

11. FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2019 and 2018, the fair value of the cash, accounts receivable, accounts payable, due to and from related parties and loans payable approximate the book value due to the short term nature.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk  due to the short term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash.  The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the nine-month period by approximately $7,110.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

12. SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended November 30, 2019, 2018 and 2017, the Company incurred non-cash investing and financing activities as follows:

	November 30, 2019	November 30, 2018	November 30, 2017
Non-cash financing activities:
Fair value of options cancelled and expired	$59,553	$-	$-
Fair value of options exercised	13,590	50,080	10,907
Fair value of agent warrants granted	127,254	-	-
Shares issued for options exercised	37,500	-	-
Shares issued for warrants exercised	187,120	-	49,050
Share issuance costs	-	128,995	-
Non-cash investing activities:
Shares issued for acquisition	-	1,399,763	-
Shares to be issued for acquisition of inventory	22,800	-	-
Shares issued for exploration and evaluations assets	$-	$-	$6,000

13. BUSINESS ACQUISITION

On October 31, 2018, the Company completed the acquisition of private Delaware corporation Plymouth Rock Technologies Inc. ("Plymouth Rock USA") in consideration of the issuance of 3,000,000 common shares of the Company (the "Transaction") at $0.413 per share. The Transaction has been accounted for as a business combination, using the acquisition method. The Financial Statements include the financial statements of the Company and from the date of acquisition its 100% interest in Plymouth Rock USA. To account for the Transaction, the Company determined the fair value of assets and liabilities of Plymouth Rock USA at the date of the acquisition.

The purchase price allocation of Plymouth Rock USA is as follows:

Consideration
Common shares	$1,240,200
1,240,200
Purchase Price Allocation:
Cash	47,467
Prepaid	2,626
Intangible assets:
Development assets	304,000
Intellectual and engineering development	936,781
Loan	(50,674)
1,240,200

Deferred tax liability	(253,975)

Net identifiable assets acquired	986,225
Goodwill	253,975
$1,240,200

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

13. BUSINESS ACQUISITION (continued)

These fair value assessments require management to make significant estimates and assumptions as well as applying judgement in selecting appropriate valuation techniques. The Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition and the cost related to acquisition were recognized as an expense in the year ended November 30, 2018.

During the year ended November 30, 2019, the Company recognized an impairment of Goodwill amounting to $256,874 which brought down the carrying value of Goodwill to $Nil as at November 30,2019.

14. COMMITMENTS

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum base rent is US$2,917 per month for the period from December 1, 2018 to November 30, 2019 and US$3,005 per month from December 1, 2019 to November 30, 2020.

On April 1, 2019, the Company entered into one-year lease agreement for leased premises in Vancouver, British Columbia, commencing April 1,2019 and ending March 31, 2020. The minimum base rent is $2,500 per month.

Total remaining lease payments as of November 30, 2019 are as follows:

	Plymouth, MA	Vancouver, BC
	US $	CA $
2019	3,005	2,500
2020	33,055	7,500
Total	36,060	10,000

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory and name rights from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). The acquisition is an asset acquisition. Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the consolidated statements of financial position - equity section. The entire purchase consideration was allocated to finished goods as of the acquisition date. As the Company was not able to sell any of the acquired inventory, and it has no evidence to support the value of these finished goods either, the entire amount has been expensed during the year.

15. SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in
Note 1. With the sale of the entire mineral interest of the SB Property, the Company no longer pursues the exploration and development of mineral properties.

The Company's revenues were generated in the US and were mostly composed of sales of engineering design services and radar components to well-known US government agencies and prime contractors. All the long-lived assets are located in the U.S. as of November 30, 2019 and 2018.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

16. INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2019, 2018 and 2017:

	2019	2018	2017
Net loss before tax and comprehensive loss	$(4,612,286)	$(998,225)	$(115,989)
Statutory tax rate	27.00%	26.92%	26.00%
Expected income tax (recovery)	(1,245,317)	(268,689)	(30,157)
Non-deductible items	61,781	43,592	-
Goodwill impairment	186,864	-	-
Change in estimates	(214,745)	-	-
Change in deferred tax assets not recognized	965,938	213,774	30,157
Income tax expense (recovery)	$(245,479)	$(11,323)	$-

The statutory tax rate increased from 26.92% to 27.00% due to an increase in the BC corporate tax rate on January 1, 2018.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Deferred tax assets (liabilities) at November 30, 2019 and 2018 are comprised of the following:

	2018	Tax recovery (expense)	Foreign exchange	2019
	$	$	$	$
Intangible assets	(257,223)	256,875	348	-
Non-capital losses carryforwards	11,410	(11,396)	(14)	-
Net deferred tax assets (liability)	(245,813)	245,479	334	-

The unrecognized deductible temporary differences as at November 30, 2019 and 2018 are comprised of the following:

	2019	2018

Exploration and evaluation assets	$35,000	$61,000
Non-capital loss carryforwards	2,258,584	1,350,310
Net operating losses	1,426,074	-
Intangible assets	1,316,280	-
Financing costs	74,880	232,465
Capital losses	78,006	-
Cumulative eligible capital	270	270
Total unrecognized deductible temporary differences	$5,189,094	$1,644,045

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS November 30, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

16. INCOME TAXES (continued)

The Company has non-capital loss carryforwards, for which no deferred tax asset has been recognized of approximately $3,684,658 (2018: $1,350,310) which may be carried forward to apply against future income for Canadian and US income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
2030	$2,937
2031	15,506
2032	57,655
2033	59,622
2034	117,154
2035	122,790
2036	138,822
2037	127,413
2038	675,203
2039	2,367,556
TOTAL	$3,684,658

17. SUBSEQUENT EVENTS

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 CAD (the "Offering"). Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 CAD for two (2) years from closing of the Offering. The expiry date of the warrants may be accelerated by the Company if the common shares of the Company achieve a volume weighted average trading price greater than $1.00 CAD for ten (10) consecutive trading days, after four months and one day following closing of the Offering. Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement.

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. Material uncertainties may come into existence that could influence management's going concern assumption. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods, such as:

  This will impact demand for the Company's products and services in the near term and will impact the Company's supply chains.
  It may also impact the availability of external funding sources during this period.
  the effect on labour availability due to the severity and the length of potential measures taken by governments to manage the spread of the disease;

The management is closely evaluating the impact of COVID-19 on the Company's business.

PLYMOUTH ROCK TECHNOLOGIES INC.

(FORMERLY ALEXANDRA CAPITAL CORP.)

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year Ended November 30, 2019

The following information, prepared as of March 31, 2020, should be read in conjunction with the audited consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the years ended November 30, 2019  and 2018; including the notes thereto. The financial statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial conditions. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance.  They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this MD&A and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the extent to which this crisis may impact the Company is uncertain. However, it is possible that COVID-19 may have a material adverse effect on the Company's business and financial condition.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at
300 - 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On March 7, 2016, the Company announced that it received final approval to list its common shares on the Canadian Securities Exchange (the "CSE") and voluntarily delisted its common shares from the TSXV. The Company's common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company's common shares were traded under symbol "AXC" on the CSE.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock Technologies Inc. (Plymouth Rock USA) and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018 (See "Business Acquisition" section of this report).  As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. The Company's planned technologies encompass the very latest radar technologies for quickly detecting, locating and identifying the presence of threats.

On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

On March 12, 2019, Manchester Metropolitan University assigned and on October 8, 2019, transferred the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was already completed.

On April 9, 2019, the Company was  accepted as a member of the USA National Safe Skies Alliance, Inc, which is a non-profit organization that works with airports, government, and industry to maintain a safe and effective aviation security system.

On April 25, 2019, the Company was accepted as a member of the Canadian Association of Defense and Security Industries, which is dedicated to scientific, engineering, industrial, and management preparedness for the common defense of Canada.

Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On October 15, 2019, the Company announced the launch of its new product under development, the PRT-X1 which is a next level Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform (See DEVELOPING TECHNOLOGIES).

On October 16, 2019, the Company entered into a binding agreement with Aerowave Corporation ("Aerowave") whereby the Company significantly acquired the finished goods and inventory, for a consideration equal to 50,000 shares of Plymouth Rock Technologies Inc. times $0.46 per share which is the average closing price on OTCQB market over the twenty days prior to the closing date of the sale.

On February 4, 2020, the Company announced and cancelled a non-brokered private placement financing of up to 10,000,000 units (the "Units") of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 (the "Offering"). Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 CAD for two (2) years from closing of the Offering. Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering. On March 16, 2020, due to instability in the financial markets caused by the COVID-19 pandemic, the company cancelled this private placement financing.

Letter of Intent

On December 1, 2017, the Company entered into a non-binding letter of intent ("LOI"), which superseded and replaced the previous letter of intent announced on November 10, 2017, with WMC ApS ("WMC"), a private Danish company based in Copenhagen which brokers and develops payment processes in cryptocurrency transactions. On April 10, 2018, the Company announced that it cancelled the proposed acquisition of WMC.

Business Acquisition

On April 10, 2018, the Company entered into a non-binding letter of intent ("LOI") with Plymouth Rock Technologies Inc. ("Plymouth Rock USA"), followed by a definitive agreement on June 21, 2018. Plymouth Rock USA is a private Delaware corporation that is developing systems using microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues. Plymouth Rock USA is also developing a millimeter-wave imaging system, which can be drone-mounted to detect weapons, such as guns, suicide vests, and explosives in mass gatherings and has both military and civilian applications. PRT is also working on a compact millimeter-wave radar imaging system for scanning shoes for concealed weapons and contraband.

On October 31, 2018, pursuant to the definitive agreement with Plymouth Rock USA, the Company received shareholder approval to change the name of the Company and symbol with the acquisition of Plymouth Rock USA. For the acquisition, the Company issued 3,000,000 common shares of the Company to the four shareholders of Plymouth Rock USA. The Company also issued 231,250 common shares of the Company as a finder's fee. The Company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with the new trading symbol "PRT" on November 1, 2018.

With the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company now focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. The Company's planned technologies encompass the very latest radar and imaging technologies for quickly detecting, locating and identifying the presence of threats.

DEVELOPING TECHNOLOGIES

The Company's core technologies include: (1) A Millimeter-wave Remote Imaging system from Airborne Drone ("MiRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti " - Wireless Threat Indication). In addition, the Company has announced on October 15, 2019 the launch of its newest technology, the "PRT-X1", a next level Unmanned Aerial System (UAS) drone.

MiRIAD (Millimeter-wave Remote Imaging from Airborne Drone) Updates

On April 3, 2019, the Company announced that its MiRIAD system has passed internal payload flight testing demonstrations in the Morongo and Coachella Valley, California, USA. The test allowed the Company to assess the stability and maneuverability of a UAS (Unmanned Aircraft System) with a MiRIAD system attached. With the successful payload test and lightweight antenna design, the Company's management and scientific advisors are confident that Plymouth Rock would be the first company to realize millimeter-wave imaging from commercial drones.

In Q4 2019, the Company fielded a multispectral imaging capability aboard a small Search & Rescue drone (the "PRT=X1") by combining visible, IR (infrared) and millimeter-wave imaging sensors on a single aerial vehicle. Chemical trace detection sensors are also being investigated along with sensors that measure human biometrics, which is the measurement and statistical analysis of people's unique physical and behavioral characteristics. The technology is mainly used for identification and access control, or for identifying individuals who are under surveillance.

Increasing threat of terrorist activities, rising territorial conflicts, and geopolitical instabilities have led to the rise in the demand for threat detection systems. Also, increasing need for large-scale surveillance systems at public and commercial places is driving the demand for threat detection equipment.

The threat detection systems market is led by the public infrastructure that is further segmented into airports, railway stations, sports stadiums, shopping malls, pilgrimages, and others. The high demand for threat detection devices from airports and shopping malls, especially for explosive detectors, video surveillance systems, and biometric systems, is one of the major factors driving the growth of the threat detection systems market for the public infrastructure application.

Millimeter Wave, Shoe Scanning Technology

On March 12, 2019, the Company announced that Manchester Metropolitan University assigned the Millimeter-wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter-wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

The Millimeter-wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time objective of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events and other high throughput, screening applications.

Wi-Ti Updates

On February 19, 2019, the Company signed a memorandum of understanding ("MOU") with Abicom International Ltd. ("Abicom International"), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence ("AI") to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices ("IED'S").

The past three years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Plymouth Rock Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies Wi-Ti can be used in airport concourse areas, stadiums and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time.

Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. "Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

PRT-X1 Updates

On October 15, 2019, the company announced the launch of its new product under development, the PRT-X1 which is a search and rescue grade Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform. The production PRT-X1 has been unveiled live at the 2019 International Security Conference (ISC), at the Javits Center in New York City on November 20-21, 2019. In  2020 the PRT-X1 UAS will be submitted to the U.S Army's Unique Mission Cell Program, TSOA, for war-fighter evaluations.

INTEREST IN MINERAL PROPERTIES

On February 17, 2014, and further amended on May 2, 2014, the Company entered into an Option Agreement, with Eastland Management Ltd. whereby the Company acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB") Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares.  The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as the optionor of the claims.

On August 26, 2015, the Company and Eastland Management amended the Option Agreement so that on the first anniversary of Exchange approval (August 11, 2015) the Company must arrange for payment of $10,000 to Eastland Management in lieu of the original obligation to issue 200,000 common shares. All other aspects of the Option Agreement remain unchanged.

In order to maintain the Option in good standing and earn 100% interest in the SB Property, the Company was required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed). The Company was also required to make cash payments to the vendors of the Option of $10,000 upon receipt of the Technical Report (paid), $15,000 at the time of Exchange approval (paid) and $10,000 on the first anniversary of

Exchange approval (paid). Additionally, the Company had to issue 500,000 shares (200,000 upon Exchange approval (issued) and 300,000 on or before the second anniversary (issued).

During the year ended November 30, 2018, the Company sold its entire interest in the SB Property for a cash payment of $15,000, incurring a loss on the disposition of exploration and evaluation assets of $156,012. With the business acquisition and the sale of the mineral interest of the SB Property, the Company no longer pursues the exploration and development of mineral properties.

RESULTS OF OPERATIONS

Selected Annual Information

The following table provides a brief summary of the Company's financial operations for the last three fiscal years.  This information has been presented in accordance with International Financial Reporting Standards ("IFRS").  The reporting currency is the Canadian dollar.  For more detailed information, please refer to the November 30, 2019, 2018 and 2017 audited financial statements.

	Year Ended	Year Ended	Year Ended
	November 30, 2019	November 30, 2018	November 30, 2017
Revenues	$ 28,257	$ -	$ -
Interest income	14,226	8,630	370
Net income (loss) for the year	(4,366,807)	(986,901)	(115,989)
Basic and diluted earnings (loss)
per share	(0.14)	(0.04)	(0.01)
Total assets	739,990	4,306,727	760,862
Total long term liabilities	-	245,813	-
Cash dividends	-	-	-

Year ended November 30, 2019

During the year ended November 30, 2019, the Company had a comprehensive loss of $4,320,563 compared to a comprehensive loss of $986,901 for the year ended November 30, 2018. The increase in comprehensive losses were caused by the following:

  Sales during the year ended November 30, 2019 amounted to $28,257 (2018 - $Nil) with gross profit of $16,366 resulting in a gross margin of 58%. The Company's sales for 2019 include radar components and radar systems. The Company also offers engineering design and development services but is yet to recognize revenues from this line of business.
  Accounting and audit fees of $80,415 (2018 - $66,463) consisted of fees to the Company's auditors which increased by about 34% from prior year and accounting fees paid to a Company controlled by the CFO. (See Transactions with Related Parties).  Accounting and audit fees increased to account for the PRT US acquisition, operations and additional compliance in connection with the business acquisition.
  Business development (2019 - $739,615 vs. 2018 - $11,326) significantly went up due to increased spending on advertising and marketing as well as promotional expenditures during the year.
  Consulting fees (2019 - $125,685 vs. 2018 - $187,015) decreased due to lower spending on business plans and advising regarding the US Market. Last year, most expenditures were focused on the business acquisition which was completed in October 2018.
  Development costs of $399,720 (2018 - $Nil) were recognized for expenditures on enhancement of the Company's current technologies.
  General office expenses (2019 - $68,602 vs. 2018 - $46,466) increased mostly as a result of business expansion during the year and to account for additional operations in the USA
  Legal fees (2019 - $103,535 vs. 2018 - $166,124) also decreased resulting from the completion of the business acquisition in October 2018.
  Management fees of $125,390 (2018 - $71,842) increased as a result of higher rates of payment to related parties. (See Transactions with Related Parties)
  Rent (2019 - $77,186 vs. 2018 - $30,000) more than doubled due to the payment for the office space occupied by PRT USA which was not present in the prior year.
  Stock based compensation of $692,091 (2018 - $Nil) refer to the value of the stock options granted by the Company under its stock option plan. (See Capital Stock) During the year ended 2019, the Company granted 1,350,000 stock options to related parties which corresponded to $260,145. (See Transactions with Related Parties)
  Transfer agent and filing fees of $111,709 (2018 - $71,076) was higher than last year due to additional fees to the Company's stock transfer agent, additional fees for regulatory requirements submission and added fees for the trading in Frankfurt Stock Exchange which commenced in January 2019 and OTC Markets Group beginning August 2019.
  Wages, salaries and benefits of $513,729 (2018 - $21,843) was significantly higher due to higher fees paid to the Company's CEO (See Transactions with Related Parties) and other employees.
  Impairment losses of $1,572,552 (2018 - $Nil) were recognized consisting of $256,874 for goodwill previously recognized on business combination and $1,315,678 from intangible assets. The recognition was a result of inability to establish future cash flows to be generated from the business acquired and the future economic benefits from the Company's intangible assets
  Deferred tax recovery amounting to $245,479 (2018 - $Nil) was as a reversal of previously recognized liability due to non-capital loss incurred during the year.
  Interest income (2019 - $14,226 vs. 2018 - $8,630) increased primarily due to the increase of average daily balances in the Company's bank accounts.

Year ended November 30, 2018

During the year ended November 30, 2018, the Company had a comprehensive loss of $986,901 compared to a comprehensive loss of $115,989 from the year ended November 30, 2017.

During the year ended November 30, 2018 and 2017, the Company's expenses by category consisted of: business development of $11,326 (2017 - $Nil), accounting fees of $66,463 (2017 - $19,920), consulting fees of $187,015 (2017 - $14,742), general office expenses of $46,466 (2017 - $2,979), insurance fees of $9,500 (2017 - $Nil), legal fees of $166,124 (2017 - $43,691), management fees of $71,842 (2017 - $13,500), rent of $30,000 (2017 - $2,500), transfer agent and filing fees of $71,076 (2017 - $19,027), and Wages, salaries and benefits of $21,843 (2017 - $Nil).

The increase in net loss in the year ended November 30, 2018 compared with the year ended November 30, 2017 was primarily due to significant increases in consulting fees, legal fees, accounting fees, and transfer agent and filing fees associated with the due diligence, administration, filing and compliance related expenses of the LOI with WMC and the acquisition of Plymouth Rock USA, and the non-brokered private placement closed on May 18, 2018. Business development costs and general office expenses increased as a result of increased activities associated with the due diligence and administration costs pursuant to new agreements and private placements. Rent expenses also increased for the Company's occupancy in Canada and the US.

Interest income earned for the year ended November 30, 2018 was $8,630 compared to $370 during the year ended November 30, 2017. The increase in interest income was primarily due to the increase of funds in the Company's bank accounts.

Year Ended November 30, 2017

During the year ended November 30, 2017, the Company had a comprehensive loss of $115,989 compared to a comprehensive loss of $108,087 of the year ended November 30, 2016.

During the years ended November 30, 2017 and 2016, the Company's expenses by category consisted of:  accounting fees of $19,920 (2016 - $21,244), consulting fees of $14,742 (2016 - $Nil), legal fees of $43,691 (2016 - $21,584), general office expenses of $2,979 (2016 - $1,208), rent expenses of $2,500 (2016 - $Nil), and transfer agent and filing fees of $19,027 (2016 - $54,451). The increase in net loss in the year ended November 30, 2017 compared with the year ended November 30, 2016 was primarily due to the consulting fees incurred for the LOI with WMC.

Interest income earned for the years ended November 30, 2017 was $370 compared to $900 during the year ended November 30, 2016. The decrease in interest income was primarily due to the reduction of funds in the Company's short-term investment account.

Fourth Quarter Results

During the quarter ended November 30, 2019, the Company had a net loss of $2,460,265 compared to a net loss of $557,166 of quarter ended November 30, 2018. The operating expenses consist of accounting and audit fees of $46,264 (2018 - $37,165), business development of $292,079 (2018 - $3,980), consulting fees of $71,140 (2018 - $55,119), legal fees of $36,497 (2018 - $48,957), management fees of $31,590 (2018 - $21,618), office and administrative expenses of $31,623 (2018 - $25,971), insurance of $2,144 (2018 - $9,500), rent of $19,589 (2018 - $7,500), stock-based compensation of $176,072 (2018 - $Nil), development costs of $273,201 (2018 - $Nil), wages, salaries and benefits of $103,914 (2018 - $21,843), and transfer agent and filing fees of $27,191 (2018 - $23,903). The Company's expenses for the quarter ended November 30, 2019 was significantly higher than the same period in the prior year primarily due to recognition of development expenses for the amount spent on the enhancement of the Company's current technologies as well as the recognition of expense for the options vested during the quarter. Both development expenses and stock-based compensation amounted to $Nil in the fourth quarter of last year.

During the quarter ended November 30, 2019, the Company recognized an impairment loss of $1,572,552 on the goodwill arising from the business combination ($256,874) and intangible assets ($1,315,678) (See discussion on- Results of Operations). The Company also collected interest income of $1,500 (2018 - $5,966), incurred interest expense of $Nil (2018 - $1,184), and recognized forex gain of $2,332 (2018 -  $8,441).

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr 4	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	November	August	May	February	November	August	May	February
	30, 2019	31, 2019	31, 2019	28, 2019	30, 2018	31, 2018	31, 2018	28, 2018
Total Revenues, including interest income	$ 9,651	$ 16,638	$ 10,041	$ 6,153	$ 5,966	$ 798	$ 1,226	$ 640
Net loss	(2,460,265)	(885,806)	(626,323)	(394,413)	(557,166)	(85,672)	(186,002)	(158,061)
Basic and diluted loss per common share
	(0.08)	(0.03)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

The increase net loss in the quarter ended February 28, 2018 compared with the quarter ended November 30, 2017 was primarily due to significant increase in consulting fees, legal fees, accounting fees, and transfer agent and filing fees associated with the LOI with WMC and the non-brokered private placement announced on December 27, 2017.

The significant increase in net loss in the quarter ended May 31, 2018 compared with the quarter ended February 28, 2018 was primarily due to significant increase in consulting fees, legal fees and accounting fees and transfer agent and filing fees associated with the LOI with WMC and PRT and the non-brokered private placement closed on May 18, 2018.

The decreased net loss in the quarter ended August 31, 2018 compared with the quarter ended May 31, 2018 was primarily due to decrease in consulting fees, legal fees, accounting fees, and transfer agent and filing fees, as the Company has substantially completed the LOI with PRT and the non-brokered private placement was closed on May 18, 2018.

The increased net loss in the quarter ended November 30, 2018 compared with the quarter ended August 31, 2018 was primarily due to increase in consulting expense, legal fees, management and salaries, transfer agent and regulatory fees, and acquisition costs for completing the transaction of the Plymouth Rock USA acquisition. The expenditures also increased due to the costs incurred associated with the development of the Company's technologies.

The decreased net loss in the quarter ended February 28, 2019 compared with the quarter ended November 30, 2018 was primarily due to loss on disposition of exploration and evaluation, the acquisition costs for completing the transaction of the Plymouth Rock USA acquisition and the high legal and accounting fees associated with the acquisition and year-end filing incurred in the three months ended November 30, 2018. Other costs increased in the quarter ended February 28, 2019 associated with the development and promotion of the Company's technology.

The increased net loss in the quarter ended May 31, 2019 compared with the quarter ended February 28, 2019 was primarily due to significant increase in business development and consulting fees for the Company's technology promotion and development, and higher legal and accounting fees associated with the year-end compliance incurred in the quarter ended May 31, 2019.

The increased net loss in the quarter ended August 31, 2019 compared with the quarter ended May 31, 2019 was primarily due to significant increase in stock-based compensation primarily due to the first time recognition of expenses relating to the Company's incentive stock option plan aggravated by the increase in consulting and legal fees incurred in the quarter ended August 31, 2019 brought about by operating activities and share issuances during the period.

The increased net loss in the quarter ended November 30, 2019 compared with the quarter ended August 31, 2019 was primarily due to the impairment loss recorded in the fourth quarter. The recognition was a result of inability to establish future cash flows to be generated from the business acquired and the future economic benefits from the Company's intangible assets.

LIQUIDITY AND CAPITAL RESOURCES

The Company's approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for the development of its technologies and to support general administrative expenses.

As at November 30, 2019, the Company had $727,526 in current assets (November 30, 2018 - $2,811,971) and $227,058 in current liabilities (November 30, 2018 - $166,941) for a working capital position of $500,468 compared to a working capital position of $2,645,030 as at November 30, 2018. Working capital decreased mostly due to lower cash balance at the end of the period due to use of cash in the Company's operating activities.

Current assets at November 30, 2019 were represented by cash of $583,119 (November 30, 2018 - $2,743,694), accounts receivable of $1,488 (November 30, 2018 - $Nil), sales tax receivable of $12,310 (November 30, 2018 - $10,986), prepaid expenses of $105,539 (November 30, 2018 - $49,891) and due from related parties of $25,070
(November 30, 2018 - $7,400). Current liabilities were comprised of $217,023 in accounts payable and accrued liabilities (November 30, 2018- $112,757), loan payable of $Nil (November 30, 2018 - $51,184), and due to related parties of $10,035 (November 30, 2018 - $3,000).

As at November 30, 2019, the Company had a share capital balance of $5,676,498 (November 30, 2018 - $5,311,034) and an accumulated deficit of $5,968,892 (November 30, 2018 - $1,602,085).

Financing of operations has been achieved solely by equity financing. As the Company will not generate sufficient funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis.  The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.
The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be not be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

The planned financing (private placement - see Business Overview and Overall Performance) was cancelled as a result of instability in the financial markets caused by the global pandemic, COVID-19. As of report date, management is considering alternatives to raise the necessary funds for the continuance of business operations.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2019

Cash balances decreased by a total of $2,159,174 during the year ended November 30, 2019
(November 30, 2018 - increased by $2,647,542).

During the year ended November 30, 2019, cash used in operating activities was $2,317,362 compared to cash used in operating activities of $663,765 during the year ended November 30, 2018. The increase in cash used in operating activities is primarily attributed to higher expenditures on wages, salary and benefits, research and development, business development and the consulting fees during the year. (See Results of Operations for a detailed discussion of the expense variances.)

Cash used in investing activities during the year ended November 30, 2019 was $14,175 (2018 - provided cash of $62,467). The cash used in investing activities was primarily attributed to the acquisition of equipment and development expenses on the Company's technologies during the year ended November 30, 2019.

Cash provided by financing activities during the year ended November 30, 2019 was $172,363 compared to cash provided by financing activities of $3,248,840 during the year ended November 30, 2018. The cash provided by financing activities was primarily due to the warrants exercised of $187,120 and options exercised of $37,500 during the year ended November 30, 2019 partly offset by the payment of loan balance of $52,256. The cash provided by financing activities in the year ended November 30, 2018 was a result of the net proceeds from issuance of common shares of the Company from the private placement announced during the 4th quarter ended November 30, 2017.

The effect of foreign exchange rates on cash during the year ended November 30, 2019 amounted to a decrease of $1,401 (2018 - $Nil).

Detailed discussions related to the Company's cash flows during the year ended November 30, 2018

Cash balances increased by $2,647,542 during the year ended November 30, 2018 (November 30, 2017 - $85,876).

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

Cash provided by investing activities during the year ended November 30, 2018 was $62,467 (2017 - $90,000). The change in cash provided in 2018 was due to the proceeds of the disposition of the SB property and acquisition of business.

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

PROPOSED TRANSACTIONS

The Company has no proposed transactions as at the report date.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum monthly base rent is US$2,917 for the period from December 1, 2018 to November 30, 2019 and US$3,005 from December 1, 2019 to November 30, 2020.

On April 1, 2019, the Company entered into a one-year lease agreement for leased premises in Vancouver, BC, commencing on April 1, 2019 and ending on March 31, 2020. The minimum monthly base rent is $2,500.

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory, as well as name rights and goodwill from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the balance sheet - equity section.

TRANSACTIONS WITH RELATED PARTIES

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

As at November 30, 2019, $10,035 (November 30, 2018 - $3,000) was due to officers of the Company:

	November 30, 2019	November 30, 2018
Company controlled by CFO	$5,000	$3,000
CEO of the Company	5,035	-
	$10,035	$3,000

As at November 30, 2019, $25,070 (November 30, 2018 - $7,400) was due from directors and officers of the Company:

	November 30, 2019	November 30, 2018
Company controlled by Corporate Secretary	$5,250	$5,613
CEO of the Company	-	1,787
George Stubos, Director	19,820	-
	$25,070	$7,400

During the year ended November 30, 2019, 2018 and 2017, the Company entered into the following transactions with related parties:

	November 30, 2019	November 30, 2018	November 30, 2017
Management fees	$123,000	$71,842	$13,500
Accounting fees	24,490	20,748	-
Share-based payments	260,145	-	-
Salaries and benefits to CEO	318,790	13,200	-
	$726,425	$105,790	$13,500

During the year ended November 30, 2019, the Company granted 750,000 options to the CEO, CFO, the Corporate Secretary, and one of the Company's directors.

	November 30, 2019
	Number of options granted	Expense for the period
CEO	400,000	$113,077
CFO	100,000	28,269
Corporate Secretary	100,000	28,269
Angelos Kostopoulos, Director	150,000	42,404
George Stubos, Director	450,000	48,014
Tim Crowhurst, Director	150,000	112
	1,350,000	$260,145

As at November 30, 2019, no options were vested, and stock-based compensation amounting to $692,091 was recognized in profit or loss of which $260,145 were for the Company's officers and directors as above.

On October 16, 2019, Jeremy Poirier resigned as a Director of the Company. 100,000 stock options granted to him were cancelled.

Management fees consisted of the following:

	November 30, 2019	November 30, 2018	November 30, 2017
Vivian Katsuris, Corporate Secretary	$ 63,000	$ 36,842	$ 13,500
Zara Kanji, CFO	60,000	30,000	-
Ioannis Tsitos, Former Director	-	5,000	-
	$ 123,000	$ 71,842	$ 13,500

As at November 30, 2019, $26,578 (November 30, 2018 - $Nil) prepayment was made to Dana Wheeler, the CEO of the Company and $13,289 (November 30, 2018 - $Nil) to David Russell, the SVP for Engineering Operations.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the audited consolidated financial statements for the years ended November 30, 2019 and 2018 that are available on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2019 and 2018, the fair value of the cash, accounts receivable, accounts payable, due to and from related parties and loans payable approximate the book value due to the short term nature.

The Company is exposed to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash.  The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.  The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations.  The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the nine-month period by approximately $7,110.

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value.

During the year ended November 30, 2019:

During the year ended November 30, 2019, the Company issued a total of 910,300 common shares for gross proceeds of $187,120 for 7,500 warrants exercised at a price of $0.60 per share, 307,800 warrants exercised at a price of $0.40 per share and 595,000 warrants exercised at a price of $0.10 per share. The Company also issued a total of 125,000 common shares for gross proceeds of $37,500 for 125,000 options exercised at a price of $0.30 per share.

During the year ended November 30, 2018:

During the year ended November 30, 2018, the Company issued a total of 2,045,000 common shares for gross proceeds of $204,500 for warrants exercised at a price of $0.10 per share.

On April 25, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is October 25, 2019. Finder's fees of cash equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to five finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018. 266,850 finder's warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of $814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is November 18, 2019. Finder's fees of cash in an amount equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to four finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder's warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities since investors overpaid for their subscription.

On May 29, 2018, the Company issued a total of 125,000 common shares at $0.30 per share, for gross proceeds of $37,500, for options exercised by a former director of the Company.

On August 23, 2018, the Company issued 500,000 common shares at a price of $0.10 per share, for gross proceeds of $50,000, for options exercised by a former director of the Company.

On October 30, 2018, the Company issued 3,000,000 common shares at $0.41 per share for the acquisition of Plymouth Rock USA (Note 12). In addition, on November 1, 2018, the Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition.

During the year ended November 30, 2017:

On February 15, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets.

On November 28, 2017, the Company issued a total of 125,000 common shares at a price of $0.15 per share, for gross proceeds of $18,750, for options exercised by a former director of the Company.

On November 30, 2017, the Company issued 5,500,000 common shares at a price of $0.10 per share for total gross proceeds of $550,000, pursuant to the private placement previously announced on November 10, 2017. The Company also issued 490,500 common shares at a price of $0.10 per share valued at $49,050 as finder's fees.

As of November 30, 2017, the Company had subscription receivable balance of $428,000 (2016: Nil) for the common shares issued for the private placement on November 30, 2017 and $18,750 for commons share issued for options exercised by a former director on November 28, 2017 recorded in due from related party.

As at November 30, 2019, the Company has 810,000 common shares (November 30, 2018 - 3,000,000) held in escrow.

Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, nontransferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

On January 16, 2019, the Company granted 2,300,000 stock options, which are exercisable for a period of five years, at a price of $0.60 per share. During the year, 150,000 of these stock options were cancelled. The remaining 2,150,000 stock options vest as follows: (i) 1,075,000 options on January 15, 2020, (ii) 268,750 options on April 15, 2020, (iii) 268,750 options on July 15, 2020, (iv) 268,750 options on October 15, 2020, and (v) 268,750 options on January 15, 2021.

The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.54, volatility 100%, risk-free rate 1.93%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $913,140, which will be expensed over the vesting period.

On March 21, 2019, the Company granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 175,000 options on March 20, 2020, (ii) 43,750 options on June 20, 2020, (iii) 43,750 options on December 20, 2020, (iv) 43,750 options on March 20, 2021, and (v) 43,750 options on June 20, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.57, volatility 100%, risk-free rate 1.56%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $147,613, which will be expensed over the vesting period.

On November 29, 2019, the Company granted an aggregate of 650,000 incentive stock options to consultants and a director of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 325,000 options on November 30, 2020 and (ii) 325,000 options on November 30, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.49, volatility 100%, risk-free rate 1.49%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $236,809, which will be expensed over the vesting period.

During the year ended November 30, 2019, 150,000 options issued to a director and a consultant were cancelled before vested.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2019 amounted to $692,091 (2018 - $Nil).

Stock option transactions and the number of stock options outstanding as at November 30, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	$0.14
Balance, November 30, 2018	125,000	$0.30
Granted	3,300,000	$0.58
Exercised	(125,000)	$0.30
Expired	(150,000)	$0.60
Balance, November 30, 2019	3,150,000	$0.58

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,150,000	-	2.82	0.60
March 20, 2024	0.60	350,000	-	0.48	0.60
November 28, 2024	0.50	650,000	-	1.03	0.50
		3,150,000	-	4.33	0.58

Share Purchase Warrants

As at November 30, 2019, the Company has no outstanding share purchase warrants. Transactions for the year are summarized below:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2017	2,640,000	$0.10
Warrants granted	3,567,275	$0.58
Warrants exercised	(2,045,000)	$0.10
Balance, November 30, 2018	4,162,275	$0.51
Warrants expired	(3,251,975)	$0.60
Warrants exercised	(910,300)	$0.21
Balance, November 30, 2019	-	$0.00

RISKS RELATED TO OUR BUSINESS

The Company believes that the following risks and uncertainties may materially affect its success.

Limited Operating History

The Company has only started generating revenues this period.  The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required.  No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion and pursue only those development plans that can be funded through cash flows generated from its existing operations.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in operations may be required to compensate those suffering losses or damages and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulation and permits governing operations and activities of companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in the development of new projects.

Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations and hardly have revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favorable terms or at all.  It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.

Competition

There is competition within the security screening and threat detection market. The Company will compete with other companies, many of which have greater financial, technical and other resources than the Company, as well as for the recruitment and retention of qualified employees and other personnel.

Intellectual Property

The Company has developed security screening technologies that are adequate to counter various threats. The Company may be unable to prevent competitors from independently developing or selling products similar to or duplicate of the Company, and there can be no assurance that the resources invested by the Company to protect the Intellectual Property will be sufficient. The Company may be unable to secure or retain ownership or rights. In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, it could be required to pay substantial damages, or it could be enjoined from offering some of products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses it needs in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, toxic substances and other matters.  Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses.

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

Public Health Crisis

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. This will impact demand for the Company's products and services in the near term and will impact the Company's supply chains. It may also impact expected credit losses on the Company's receivables. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods. The management is closely evaluating the impact of COVID-19 on the Company's business.

As certain of the Company's officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company's operations may be sporadic, which may result in periodic interruptions or suspensions.

FORWARD-LOOKING STATEMENTS

This MD&A may include certain "forward-looking statements" within the meaning of applicable securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategies competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", ''intend'', "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks that actual results of current exploration activities will differ, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious and/or base metals prices and other factors, as outlined in the Company's preliminary long form prospectus filed on SEDAR. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

DIRECTORS

Certain directors of the Company are also directors, officers and/or shareholders of other companies that may be engaged in the similar business of developing technologies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required to act in good faith with a view to the best interests of the Company and to disclose any interest they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his/her interest and abstain from voting in the matter(s). In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

On December 22, 2017, the Company announced the election of Jeremy Poirier to the Company's Board of Directors.

On January 15, 2018 The Company announced strategic leadership changes by appointing Vivian Katsuris as President and Zara Kanji as Chief Financial Officer of the Company. Blake Olafson stepped down as a director, president and chief executive officer of the Company.

On October 31, 2018, the Company appointed Dana Wheeler as a director, President and the CEO of the Company. Vivian Katsuris has resigned as President of the Company but remains as the corporate secretary and a director.

On November 27, 2018, the Company appointed Angelos Kostopoulos to its Board of Directors, and Ioannis Tsitos resigned as a director of the Company.

On July 16, 2019, the Company appointed Tim Crowhurst to its Board of Directors.

On October 16, 2019, Jeremy Poirier resigned as a director of the Company.

On November 29, 2019, the Company appointed George Stubos to its Board of Directors.

Current Directors and Officers of the Company are as follows:

Dana Wheeler, President, CEO and Director

Zara Kanji, CFO

Vivian Katsuris, Corporate Secretary and Director

Tim Crowhurst, Director

Angelos Kostopoulos, Director

George Stubos, Director

OUTLOOK

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
(10)	Material Contracts
10.1

Option Agreement dated February 17, 2014 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)

10.2	Stock Option Plan (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
10.3

Amending Letter dated August 15, 2015 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on November 19, 2015)

10.4**	Share Purchase Agreement dated October 31, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA
10.5**	Assignment Agreement dated March 12, 2019 with Manchester Metropolitan University
10.6**	Memorandum of understanding with Abicom International Ltd. dated February 19, 2019
10.7**	Aerowave Binding Agreement dated October 16, 2019
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji

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

Date: April 13, 2020