Form 20-F/A
period 2019-11-30
Plymouth Rock Technologies Inc.
filed 2020-04-16
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-028
Washington, D.C. 20549	Expires: July 31, 2021
Estimated average
burden
hours per.…2645.52

FORM 20-F/A
 Amendment No. 1

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
[   ]  YES  [X]  NO

This Amendment No. 1 to the Annual Report on Form 20-F of Plymouth Rock Technologies Inc. for the fiscal year ended November 30, 2019 (filed with the Securities and Exchange Commission on April 10, 2020) is filed to include the registrant’s financial statement for the relevant period in XBRL format.  The original Annual Report is otherwise unchanged.

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
10.3

Amending Letter dated August 15, 2015 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on November 19, 2015)

10.4

Share Purchase Agreement dated October 31, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA (incorporated by reference to the Registrant’s Annual Report on Form 20-F furnished to the Commission on April 10, 2020)

10.5

Assignment Agreement dated March 12, 2019 with Manchester Metropolitan University (incorporated by reference to the Registrant’s Annual Report on Form 20-F furnished to the Commission on April 10, 2020)

10.6

Memorandum of understanding with Abicom International Ltd. dated February 19, 2019 (incorporated by reference to the Registrant’s Annual Report on Form 20-F furnished to the Commission on April 10, 2020)

10.7	Aerowave Binding Agreement dated October 16, 2019 (incorporated by reference to the Registrant’s Annual Report on Form 20-F furnished to the Commission on April 10, 2020)
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 16, 2020