Form 20-F
period 2020-11-30
Plymouth Rock Technologies Inc.
filed 2021-03-31
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0288
Washington, D.C. 20549	Expires: October 31, 2022
Estimated average
burden
hours per.…2644.41

FORM 20-F

[  ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2020

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

Suite 206 - 1045 West 8th Avenue, Vancouver, British Columbia, Canada V6H 1C3
(Address of principal executive offices)

Contact Person: Dana Wheeler, Tel: 774 404-7685, Email: dana@plyrotech.com
Suite 206 - 1045 West 8th Avenue, Vancouver, British Columbia, Canada V6H 1C3
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

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

On November 30, 2020, there were a total of 42,762,264 common shares issued and outstanding.

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
Emerging Growth Company [X]

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
[  ]  YES  [X]  NO

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, meaning statements that reflect our current expectations and views of future events and future financial performance. These forward-looking statements are made under the applicable safe-harbor provisions of United States and Canadian securities laws. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

  our strategies for the development of our technology, software and hardware;
  our future business development, financial conditions and results of operations;
  the expect growth of the industry that we operate in;
  our expectations regarding demand for and market acceptance of our products and services;
  competition in  our industry;
  our expectations regarding our ability to design, develop, manufacture and deliver our products in fulfilment of our contractual commitments;
  our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders; and
  assumptions underlying or related to any of the foregoing.

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

Known and unknown risks, uncertainties and other factors include, but are not limited to:

  our plans and ability to develop and commercialize product candidates and the timing of these development programs;
  our establishment and maintenance of intellectual property rights, including licenses involving third-parties, in connection with our product candidates;
  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
  our ability to achieve strategic goals from acquisitions of businesses and the risks associated with the integration of such businesses; and
  differences in anticipated and actual program performance

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

REPORTING CURRENCY AND IFRS

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

FOREIGN PRIVATE ISSUER STATUS

As used in this annual report, the terms "we", "us", "our", "our company" and "the company" refer to Plymouth Rock Technologies Inc., a British Columbia corporation, and our wholly owned subsidiary, Plymouth Rock Technologies Inc., a Delaware corporation, unless otherwise stated. References to "Plymouth Rock USA" refer to our wholly owned subsidiary.

More than 50% of the common shares of Plymouth Rock Technologies Inc., a British Columbia corporation, are held by non-United States residents as of May 31st 2020, being our latest second quarter end.  As 50% or more of our common shares are not held by United States residents, we do not need to review the tests regarding directors and officer residence, location of the principal administration of our business, and the location of the majority of our assets.  Based on the foregoing, we believe that we qualify as a "foreign private issuer" and, as a result, are able to continue to report regarding our common shares using this Form 20-F annual report.

EMERGING GROWTH COMPANY STATUS

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we are classified as an "Emerging Growth Company." Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management's assessment of our internal controls over financial reporting during a five-year transition period. We are also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed $1 billion, or if the company issues more than $1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable to Form 20-F filed as an Annual Report.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as an Annual Report.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table summarizes selected financial data for our company for the fiscal years ended November 30, 2020, 2019, 2018, 2017 and 2016, respectively, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 - Operating and Financial Review and Prospects" beginning at page 29 below.

Selected Financial Data

(CAD$)

Statements of (Loss) Income Data	Year Ended November 30
	2020 (audited) ($)	2019 (audited) ($)	2018 (audited) ($)	2017 (audited) ($)	2016 (audited) ($)
Revenues	70,931	28,257	Nil	Nil	Nil
Operating Expenses	(3,064,180)	(4,617,362)	(681,655)	(116,359)	(108,987)
Comprehensive Loss	(2,924,236)	(4,320,563)	(986,901)	(115,989)	(108,087)
Loss Per Share Basic and	(0.08)	(0.14)	(0.04)	(0.01)	(0.01)
Common Shares Outstanding	42,762,264	32,157,904	23,874,477	13,150,484	12,934,000

Statement of Financial Position Data	As at November 30
	2020 (audited) ($)	2019 (audited) ($)	2018 (audited) ($)	2017 (audited) ($)	2016 (audited) ($)
Current Assets	79,919	727,526	2,811,971	589,850	101,443
Current Liabilities	322,738	227,058	166,941	51,171	15,525
Working Capital (Deficit)	(242,819)	500,468	2,645,030	538, 679	85,918
Total Liabilities and Shareholders' Equity	261,385	739,990	3,893,973	760,862	266,455
(Deficit) Retained Earnings	(8,893,128)	(5,968,892)	(1,602,085)	(615,184)	(499,195)

B.	Capitalization and Indebtedness

Not applicable to Form 20-F filed as an Annual Report.

C.	Reason for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as an Annual Report.

D.	Risk Factors

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

Risks Associated with Our Business

There is substantial doubt as to whether we will continue operations. If we discontinue operations, you could lose your investment.

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. However, as at November 30, 2020, we have not generated significant revenue or cash flow from operations since inception. As at November 30, 2020, the Company has a working capital deficiency of $242,819 and an accumulated deficit of $8,893,128. We anticipate that we will incur increased expenses and there is a risk we will not realize sufficient revenues to offset those expenses. Our ability to continue our operations is dependent on obtaining additional financing and generating future revenues, and no assurance can be given that we will successfully be able to do so. Accordingly, our financial statements contain disclosure  regarding the auditor's substantial doubt about our ability to continue as a going concern. Importantly, the inclusion in our financial statements of a going concern reference may negatively impact our ability to raise future financing and achieve future revenue. The reference regarding the substantial doubt about our ability to continue as a going concern will be removed only when, in the opinion of our auditor, our revenues have reached a level that is able to sustain our business operations or we have raised substantial additional funds through our financing efforts.

Limited Operating History

The Company has a limited amount of business income in the last two years, and had generated limited revenue since its inception in 2011.  We have incurred operating and net losses in each year of our existence.  We experienced a net loss of $2,924,236 for the year ended November 30, 2020, compared to a net loss of $4,366,807 for the year ended November 30, 2019.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. The Company anticipates that it may take several years to achieve positive cash flow from operations.  If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

Substantial Capital Requirements and Liquidity

We will require substantial funds to develop, manufacture and market our products. If we do not raise sufficient funds, our plan of operation will be delayed until such time as we raise sufficient funds, provided we are able to do so. Further, the cost of carrying out our operating activities and development activities is not fixed, and our cash levels may at any time prove to be insufficient to finance them. Our financing needs may change substantially because a number of factors which are difficult to predict or which may be outside of our control. These include increased competition, the costs of inventory and protecting rights to our proprietary technology and the time required to obtain required licenses.

We may not succeed in raising the additional funds that we require because such funds may not be available to us on acceptable terms, if at all. We intend to seek additional funding through strategic alliances or through public or private sales of our equity securities, and we may also obtain equipment leases and pursue opportunities to obtain debt financing in the future. If we are unable to obtain sufficient funding on a timely basis, we may be forced to significantly curtail or cease our operations.

Regulatory Requirements

We operate in an industry which is highly regulated and is evolving rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the State licensing agencies within which we operate would have a material adverse impact on the business, financial condition and operating results of the Company.

We will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

Our technology platform may not perform in line with customer specifications or expectations.

Our technology platform, consisting of our security and threat technology, may not perform in line with customers' expectations. For example, our technologies may not be as easy to operate or maintain as customers expect.  Customers may require performance specifications that we are unable to deliver. Some of these target specifications, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.

Our technology platform may contain design or manufacturing defects that result in unsatisfactory performance or require repair. Our technology platform uses a substantial amount of algorithms and software to operate. Software products are inherently complex and often contain defects and errors, especially when first introduced. While we have performed extensive internal testing on our UAS software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our technology platform.  There can be no assurance that we will be able to detect and fix any defects in our technology platform before we sell products and services to customers.

If our technology platform is defective or otherwise fails to perform as expected or in accordance with prescribed technical specifications and timetable, our UAS may experience accidents and we may suffer adverse publicity, order cancellations, revenue declines, delivery delays, product recalls, product liability claims, and significant warranty and other expenses. These consequences could have a material adverse impact on our business, financial condition, operating results and prospects.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

Our UASs may not perform in line with customers' expectations. Any product defects, accidents or any other failure of our UASs to perform as expected could harm our reputation and result in adverse publicity, revenue loss, delivery delays and product recalls, which could harm our brand and reputation. Any product recall or lawsuit seeking significant monetary damages either in excess of or outside of our insurance coverage may have a material adverse effect on our business and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our UASs, including any systems or components sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary and whether caused by systems or components engineered or manufactured by us or our suppliers, could incur significant expenses and adversely affect our brand image in our target markets. They may also inhibit or prevent commercialization of our current and future product candidates.

We may become subject to product liability claims or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may be exposed to significant product liability claims if our UASs do not perform as expected or malfunction. Any defects, errors, or failures in our products or the misuse of our UASs, operating systems and infrastructure could also result in injury, death or property damage. Our risks in this area are particularly pronounced given we have limited field experience in the operation of our UASs. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our UASs and business and inhibit or prevent commercialization of our current and future UAS models. Our insurance coverage might not be sufficient to cover all potential product liability claims. In addition, the same level of insurance coverage may not be available in the future at economical prices, or at all. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and result of operations.

If we fail to successfully develop and commercialize new products, services and technologies that are well received by customers, our operating results may be materially and adversely affected.

Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and update our operating systems and infrastructure with enhanced functionalities and value-added services. This is particularly important in the current industry landscape where technologies and consumer preferences evolve rapidly, which may shorten the lifecycles of our existing products. We plan to upgrade our current UAS models and introduce new models in order to continue to provide UASs with the latest technologies. As technological advancements can be complex and costly, we could experience delays in the development and introduction of new products and services in the future.

Our ability to roll out new and innovative products and services depends on a number of factors, including significant investments in research and development, quality control of our products and services and effective management of our supply chain. We may need to devote more resources to the research and development of new or enhanced products, services and technologies, which may reduce our profitability. In addition, our research and development efforts may not yield the benefits we expect to achieve in a timely manner, or at all. To the extent that we are unable to execute our strategy of continuously introducing new and innovative products, diversifying our product portfolio and satisfying consumers' changing preferences, we may not be able to grow our user base, and our competitive position and results of operations may be adversely affected. Even if we are able to keep up with technological changes and develop new models, our prior models may as a result become obsolete sooner than expected, potentially reducing our return on investment.

Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations, and no revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favorable terms or at all.  It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.

Competition

The global market for security screening and threat detection is highly fragmented and intensely competitive. We compete principally in the market for threat detection solutions and unmanned aircraft systems (UAS). Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

An accident involving a UAS provided by us or another manufacturer could harm the UAS industry.

An accident involving a UAS provided by us or another manufacturer could cause regulatory agencies around the world to tighten restrictions on the use of UASs, particularly over populated areas, and could cause the public to lose confidence in our products and UASs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high profile accident occur resulting in substantial casualty or damages, either involving our UASs or products offered by other companies, public confidence in and regulatory attitudes toward UASs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We rely on some third-party distributors for sales, marketing and distribution activities relating to our products

Some of our business partners are acting as third-party distributors that sell, market and distribute our products to their customers. Accordingly, we may be subject to a number of risks associated with third-party distributors, including a lack of day-to-day control over the activities of third-party distributors selling or using our products and solutions; third-party distributors may terminate their arrangements with us on limited or no notice, or may change the terms of these arrangements in a manner that is unfavorable to us for reasons outside of our control; and any disagreements with our third party distributors could lead to costly and time-consuming litigation or arbitration. If we fail to establish and maintain satisfactory relationships with our third-party distributors, we may not able to sell, market and distribute our products according to our internal budget and plans, our future revenues and market share may not grow at a pace that we expect, and we could be subject to increases in sales and marketing and other costs which would harm our results of operations and financial condition.

Our operations may be interrupted by production difficulties or delays due to mechanical failures, utility shortages or stoppages, fire, natural disaster or other calamities at or near our facilities.

Production difficulties, such as capacity constraints, mechanical and systems failures and the need for equipment upgrades, may suspend our production and/or reduce our output. There can be no assurance that we will not experience problems with our production facilities in the future or that we will be able to address any such problems in a timely manner. Problems with key equipment in one or more of our production facilities may affect our ability to produce our products or cause us to incur significant expenses to repair or replace such equipment. Scheduled and unscheduled maintenance programs may affect our production output. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on a continuous supply of utilities, such as electricity and water, to operate our production facilities. Any disruption to the supply of electricity or other utilities may disrupt our production, or cause the deterioration or loss of our inventory. This could adversely affect our ability to fulfill our sales orders and consequently may have an adverse effect on our business and results of operations. In addition, fire, natural disasters, pandemics or extreme weather, including droughts, floods, typhoons or other storms, or excessive cold or heat, could cause power outages, fuel shortages, water shortages, damage to our production, processing or distribution facilities or disruption of transportation channels, any of which could impair or interfere with our operations. We cannot assure you that such events will not happen in the future or that we will be able to take adequate measures to mitigate the likelihood or potential impact of such events, or to effectively respond to such events if they occur.

Our consumers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering system that compromise our products and services, or due to errors in product installation, any of which could harm our business.

Our products and services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us, often contain "bugs" that can unexpectedly interfere with the software and applications' intended operations. Our internet services may from time to time experience outages, service slowdowns or errors. Defects may also occur in components or processes used in our products or for our services.

There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our products and services, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, losing market share to our competitors, and harm to our reputation.

Our business and prospects depend significantly on our ability to build our PRT brand.

Our business and prospects are heavily dependent on our ability to build, maintain and strengthen the PRT brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality products and engage with our customers as intended. In addition, we expect that our ability to develop, maintain and strengthen the PRT brand will also depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of engaged online and offline users as well as other branding initiatives, such as UAS shows and events. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our PRT brand could be subject to adverse publicity if incidents related to our products occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our brand. Furthermore, we may be affected by adverse publicity related to our manufacturing or other partners, whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions of the quality of our partners' products and services. In addition, from time to time, our products are evaluated and reviewed by third parties. Any unfavorable reviews could adversely affect consumer perceptions of our products.

Any deterioration of our relationship with our strategic business partners could have a material adverse effect on our operating results.

We collaborate with various business partners to promote our products. For example, we collaborate with companies including SDS Group Australia Pty Ltd. and Trendset Communications Group to provide logistics services for last-mile delivery. There can be no guarantee that those business partners will continue to collaborate with us in the future. If we are unable to maintain good relationships with our business partners, or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease.

Most of the agreements with our business partners do not prohibit them from working with our competitors or from offering competing services. If our partners change their standard terms and conditions in a manner that is detrimental to our business, or if our business partners decide not to continue working with us, or choose to devote more resources to supporting our competitors or their own competing products, we may not be able to find a substitute on commercially favorable terms, or at all, and our competitive advantages may diminish.

We are subject to risks associated with strategic alliances or acquisitions. If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have entered into strategic alliances with various business partners including Hummingbird Drones Fire AI, and may in the future enter into joint research and development agreements or co-branding agreements with third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Although we currently do not have any specific acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to any required shareholders' approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in delays and increased costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We rely on external suppliers for raw materials and certain components and parts used in our UASs, and have limited control over the quality of these components and parts.

We purchase certain key components and raw materials, such as computers chips, batteries, motors and electronic displays, from external suppliers for use in our operations and production of UASs. A continuous and stable supply of components and raw materials that meet our standards is crucial to our operations and production. We cannot assure you that we will be able to maintain our existing relationships with our suppliers and continue to be able to stably source key components and raw materials at reasonable prices, or at all. We have integrated our suppliers' technologies within our products such that having to change to an alternative supplier may cause significant disruption to our operations. The supply of key components could be interrupted for any reason, or there could be significant increases in the prices of these key components. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control, or that we do not presently anticipate, could also affect our suppliers' ability to deliver components to us on a timely basis. If any of these events occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We cannot guarantee that the quality of components and parts manufactured by external suppliers will be consistent and maintained at a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our UASs and hence compromise our brand image and results of operations. In extreme situations, we may be exposed to liabilities as a result of significant damages caused by certain components from external suppliers and we cannot assure you that we will be able to obtain sufficient insurance coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business, financial condition and operating results.

We rely on third-party logistics providers to deliver our domestic sales orders and certain overseas orders. Inadequate third-party logistics services or failure to mitigate the risks of damage or disruption to our distribution logistics could adversely affect our business.

Our ability to transport and sell our UASs is critical to our success across our operations. We typically rely on third-party logistics service providers to deliver our domestic sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our UASs. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

If our business partners, contractors, suppliers, sales agents, dealers or third-party logistics services providers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity beyond our own control.

Our reputation is sensitive to allegations of unethical business practices. We do not control the business practices of our business partners, independent contractors and suppliers, sales agents, dealers or third-party logistics services providers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, sales agents or dealers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our suppliers, business partners, sales agent, dealers or third-party logistics services suppliers or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity, diminish our brand image and reduce demand for our UASs and UAS products.

If customers modify our UASs or operating systems, the UASs may not operate properly, which may cause damage, create negative publicity and harm our business.

Our customers may try to modify our UASs or operating systems for various reasons, which could compromise the performance and safety of our UASs, as well as the safety of the users. During such modifications, they may use third-party parts that may not be compatible with our products. We do not test, nor do we endorse, such modification. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from UAS malfunctioning. Any injuries or damages resulting from such modifications or misuses could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and operating results.

An inability to secure or defend intellectual property rights and protections for our technologies may negatively impact our business or financial position.

We has developed security screening technologies that are adequate to counter various threats. We may be unable to prevent competitors from independently developing or selling products similar to or duplicate of our technology, and there can be no assurance that the resources invested by us to protect our Intellectual Property will be sufficient.  We may be unable to secure or retain ownership or rights. In addition, we may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If we are found to infringe any third-party rights, we could be required to pay substantial damages or we could be enjoined from offering some of products and services. Also, there can be no assurances that we will be able to obtain or renew from third parties the licenses we need in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting any patents that are issued from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We have limited insurance coverage, which could subject us to significant costs and business disruption.

We have limited liability insurance coverage for our products and business operations. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful liability claim against us due to injuries or damages suffered by our users could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption could result in substantial cost to us and diversion of our resources. Furthermore, the United States, Canada or any other jurisdiction relevant to our business may impose requirements for maintaining certain minimum liability or other insurance relating to the operation of UASs. Such insurance policies could be costly, which would reduce the demand for our UASs. Alternatively, certain insurance products that would be desirable to UAS operators may not be commercially available, which would increase the risks of operating our UASs and also reduce the demand for them.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct our business or sell our products, including the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws and regulations. These anti-corruption laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other technology companies.

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act ("BCBCA") provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.  We cannot assure you that such conflicts will resolve in our favor.

We have granted, and may continue to grant, stock options under our stock option plan, which may result in increased share-based compensation expenses.

We adopted a stock option plan on in 2014 (the "Option Plan"), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with IFRS.  Under the Option Plan, we are authorized to grant stock options to purchase up to 10% of our Company's issued and outstanding common shares.  As of November 30, 2020, there were 2,950,000 stock options granted and outstanding.  As of November 30, 2020, our unrecognized share-based compensation expenses relating to unvested awards, amounted to $479,107.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. However, the number of shares reserved for issuance under our share incentive plan may not be sufficient to recruit new employees and to compensate existing employees. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. To attract and retain qualified employees, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Litigation

The Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit. We may be the subject of complaints or litigation from customers, employees or other third parties for various actions. The damages sought against us in some of these litigation proceedings could be substantial. We cannot assure you that we will always have meritorious defenses to the plaintiffs' claims. While the ultimate effect of these legal actions cannot be predicted with certainty, our reputation and the result of operations could be negatively impacted. The proceedings we may be involved in from time to time could incur substantial judgments, fines, legal fees or other costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

As certain of the Company's officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company's operations may be sporadic, which may result in periodic interruptions or suspensions.

Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt the Company's business and have a negative impact on the Company's financial results and financial condition

We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic. Due to the recent outbreak of COVID-19, there has been a substantial curtailment of travel and business activities, which is causing significant disruptions to the global economy. The extent to which COVID-19 impacts our results will depend primarily on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity and duration of the crisis, the speed and effectiveness of vaccine and treatment developments and deployment, potential mutations of COVID-19, and the impact of actions taken and that will be taken to contain COVID-19 or treat its impact, among others. For example, if COVID-19 continues to spread, we may need to limit operations or implement additional restrictions as a result of widespread government restrictions.

We have been affected in a number of ways, such as the way in which we deal with our researchers and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities. To date, since we are mostly focused on the activities related to research and development we have not experienced the larger adverse economics of a slowed economy; however, we do expect that timelines for our research and development, clinical trials, regulatory approvals and bringing our products to market will cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses will increase and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to the Company.

Our future results of operations and liquidity could be adversely impacted by delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and operational challenges faced by our customers. Continued outbreaks of COVID-19 could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn or a global recession that could cause significant volatility or decline in the trading price of our securities, affect our ability to execute strategic business activities, affect demand for our products and likely impact our operating results. These may further limit or restrict our ability to access capital on favorable terms, or at all, lead to consolidation that negatively impacts our business, weaken demand, increase competition, cause us to reduce our capital spend further, or otherwise disrupt our business.

Risks Relating to the Common Shares

If our company's business is unsuccessful, our shareholders may lose their entire investment

Although shareholders will not be bound by or be personally liable for our company's expenses, liabilities or obligations beyond their total original capital contributions, should our company suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

The price of our common shares has been and may continue to be volatile.

The trading price for our common stock on the Canadian Securities Exchange (CSE) (where our stock has traded since March 10, 2016) has been and is likely to continue to be highly volatile. Although our common shares are currently quoted on the OTCQB electronic quotation facility operated by OTC Markets Group, there is no active market for our common shares, and no significant U.S. market may develop. If such a market develops, prices on that market are also likely to be highly volatile. As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of our common shares.

Factors that could adversely affect the price of our Common Shares include:

   fluctuations in our operating results;
   changes  governmental regulation;
   litigation;
   general stock market and economic conditions;
   number of shares available for trading (float); and
   inclusion in or dropping from stock indexes.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our common shares may be materially and adversely affected.

Prior to the public listing of our common shares, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the year ended November 30, 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a "material weakness" is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of IFRS rules, and lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting and compliance requirements. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See "Item 15. Controls and Procedures."  However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F.  In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a "foreign private issuer", our company is exempt from certain sections of the Securities Exchange Act of 1934 which results in shareholders having less complete and timely data than if the company were a domestic U.S. issuer.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

• the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

• the sections of the Exchange Act, including Section 14, regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

• the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

• the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our material events through press releases, distributed pursuant to the rules and regulations of the Canadian Securities Exchange. Press releases relating to material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

In addition, due to the company's status as a foreign private issuer, the officers, directors and principal shareholders of our company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will incur increased costs after we cease to qualify as an "emerging growth company."

We are a public company and continue to incur significant legal, accounting and other expenses and costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the market price of our common shares. This may never happen, and investors may lose all of their investment in our company.

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

Our success largely depends upon on the performance of the directors and officers and our continuing ability to attract and retain highly qualified personnel.  The loss of the services of these persons, or the failure to attract highly qualified personnel in the future, may have a material adverse effect on our business and prospects.  Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. There is no assurance that we will be successful in attracting, integrating, motivating and retaining key personnel or that former employees will not compete with in the future. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

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

The Company was incorporated as Alexandra Capital Corp. under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at Suite 206 - 1045 West 8th Avenue, Vancouver, British Columbia V6H 1C3.  We have one wholly owned subsidiary, Plymouth Rock Technologies Inc., a Delaware corporation ("Plymouth Rock USA").

Former listing on the TSX Venture Exchange

On May 2, 2012, the Company was listed on the TSX Venture Exchange as a capital pool company (CPC). On August 11, 2014 the Company completed its qualifying transaction ("Qualifying Transaction") with arm's length vendor Eastland Management Limited, whereby the Company was granted an option to acquire a 100% interest in Eastland's Southern Belle exploration project.

Transition to listing on the Canadian Stock Exchange

On March 10, 2016, the Company was listed on the Canadian Securities Exchange (the "CSE") and voluntarily delisted from the TSX Venture Exchange.

Business acquisition of Plymouth Rock USA and name change

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock USA and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. and changed its trading symbol on the CSE to "PRT" (See "Business Acquisition" section of this report).

Commencement of trading on the Frankfurt Stock Exchange in Germany

On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

Depositary Trust Company eligibility

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

Commencement of trading on the facilities of the OTCQB

Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website address is www.plyrotech.com.

Historical Development of our Business since Incorporation

Qualifying Transaction on the TSX Venture Exchange and Status as a Mineral Resource Issuer

Concurrent with the completion of the Qualifying Transaction in 2014, when we were listed on the TSX Venture Exchange, we completed a non-brokered private placement of 2,400,000 units at a price of $0.05 per unit for aggregate gross proceeds of $120,000. Each unit under the private placement consisted of one flow-through common share and one common share purchase warrant entitling the holder to acquire one additional non common share of the Company at an exercise price of $0.10 within 60 months of closing. A finder's fee of 240,000 non flow-through units with a deemed aggregate fair market value of $12,000 was paid in connection with the private placement.

Mineral Resource Property Expenditures as a CSE Listed Company

As at November 30, 2017, the Company, then classified as a mineral resource issuer, had incurred acquisition and exploration expenditures of $171,012 (November 30, 2016 - $165,012) on the Southern Bell Property. During the year ended November 30, 2017, we issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets. The Company fulfilled its obligation to earn the 100% interest in the Southern Belle Property with the share issuance.

Preliminary Steps Concerning Proposed Entry into the Digital Currency Business as a CSE Listed Company

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

Also on December 1, 2017, the Company entered into an additional non-binding letter of intent with WMC. The agreement replaced the non-binding letter of intent between the parties dated November 10, 2017. Pursuant to the new Letter of Intent, the Company, WMC and its shareholders proposed to enter into a definitive agreement whereby the Company would acquire all of the issued and outstanding common shares of WMC in consideration for the issuance by the Company of 26,000,000 common shares at closing, and an additional 15,000,000 common shares on the 13th month after closing, subject to WMC achieving an average of $5,000,000.00 in gross monthly transaction volume over the preceding 12 months. Closing of the transaction was subject to several conditions precedent, including the completion of a definitive agreement and achievement of financing for gross proceeds of at least $3,000,000.00, among others. On April 10, 2018 the Company announced its intention not to pursue the transaction with WMC.

Sale of Mineral Resource Property

During the year ended November 30, 2018, the Company sold its entire interest in the SB Property for a cash payment of $15,000, incurring a loss on the disposition of exploration and evaluation assets of $156,012. With the sale of the mineral interest of the SB Property, the Company no longer pursues the exploration and development of mineral properties.

Entry into Defense Technology Industry by Acquisition of Plymouth Rock USA as a CSE Listed Company

Pursuant to a non-binding letter of intent on April 10, 2018 and a definitive agreement on June 21, 2018 with Plymouth Rock USA, the Company will acquire all of the issued and outstanding common shares of Plymouth Rock USA in consideration of the issuance of 3,000,000 common shares of the Company. As a result of the acquisition of Plymouth Rock USA, the Company's principal business activity, through its subsidiary, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

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

On October 16, 2019, the Company entered into a binding agreement with Aerowave Corporation whereby the Company significantly acquired the finished goods and inventory, as consideration the Company will issue 50,000 shares to the principals of Aerowave.

During the quarter ended February 29, 2020, the Company designed, fabricated, and delivered millimeter-wave sensor components to NASA's Jet Propulsion Laboratory (JPL) and The National Institute of Standards and Technology (NIST).

During the quarter ended May 31, 2020, the Company was awarded a Gold Stevie Award from The 18th Annual American Business Awards® under the category of PR: Technology; and a Silver ADDY Award from The American Advertising Federation for its corporate video, which premiered to investors and global audiences in 2019.

During the quarter ended August 31, 2020, the UK Patent Office issued patent PM333755GB that covers the utilization of millimeter wave (MMW) technologies for fast, contactless screening of passengers and individuals in highly secure environments.

On September 17, 2020 the Company executed a Letter of Intent (LOI) with R3 Technologies Inc. ("R3T") to collaborate on the market readiness, alternative use and sale of stand-off threat detection solutions to the US and international markets. R3T specializes in microwave radar detection systems, providing scientific and engineering capabilities to USA government laboratories and the US Department of Defense.

On October 29, 2020 the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings

During the quarter ended November 30, 2020, the Company agreed to collaborate on the strategic market placement of products and services with Qatar based STA QSTP LLC focusing on state security utilizing UAVs, sensors, and detectors from the Company.

On February 26, 2021, the Company signed a non-binding Letter of Intent (the "LOI") to acquire Tetra Drones Ltd. ("Tetra"), a company with which the Company has closely collaborated on sensor technology. Pursuant to the LOI, the Company will acquire Tetra for the sum of £350,000 GBP, payable on an installment basis. As a result of the acquisition, the Company will own all outstanding shares of Tetra and will assume Tetra's existing liabilities. The principal owner of Tetra will become part of the Company's management and shall be paid a monthly salary along with bonus shares or other equity instruments at the discretion of the board. All expenses related to the transaction will be paid by the Company. The Company is currently in the process of seeking counsel regarding attaining the necessary capital through equity issuance.

B.	Business Overview

We are a security and threat detection technology company. Our current activities are focused on the development of security screening and threat detection technology solutions using radar imaging and signal processing technology.

Our Technologies

The Company's core technologies include: (1) a wall or portal mounted sensor system that will detect high-risk concealed threat items over an extended coverage area ("Wi-Ti" - Wireless Threat Indication); (2) a compact microwave radar system for scanning shoes ("Shoe Scanner"); (3) Millimeter Remote Imaging from Airborne Drone ("MiRIAD"); (4) X1 Multirotor UAS and XV Fixed-Wing VTOL UAS and (5) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

1.Wi-Ti

On February 19, 2019, the Company signed a memorandum of understanding with Abicom International Ltd. ("Abicom International"), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence (AI) to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices (IEDs).

The past three years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Plymouth Rock Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies Wi-Ti can be used in airport concourse areas, stadiums, and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time. Further, with Wi-Ti, there are no radio emissions, so this method of detection can be freely used in any Wi-Fi enabled environment without special license or regulatory approval.

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

2. Shoe Scanner - SS1 Footwear Imaging Radar

On March 12, 2019, the Company announced that Manchester Metropolitan University ("MMU") assigned the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items.

The Millimeter Wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prisons/correctional facilities, public events and other high throughput, screening applications. This safe, proven technology is already sanctioned by US FDA, Health Canada, and EU Airport legislation.

On October 8, 2019, the transfer of the intellectual property, including the U.K. patent, for the Shoe Scanner from MMU to the Company was completed.

On December 3, 2019, the Company announced the launch of SS1 Shoe Scanner.  The Company also filed on September 4, 2019 the US Patent application No. 16/560,480 for its "Ellipsoidal" scanning technique under the title "Method and System for Determining Dielectric Properties of an Object." The scanning technique will be used in the SS1 Shoe-Scanner.  In October 2020, we received a Notice of Allowance by the US Patent and Trademark Office for the Ellipsoidal scanning technique.

On December 17, 2019, the Company announced the SS-1 produced successful 3D images of potential threats of other concealments. In collaboration with the University of Chichester and Manchester Metropolitan University, these results have been published in a technical article "Thermography at Millimeter Wavelengths for Security Inspection of Footwear" in the online journal, Progress in Electromagnetics Research (PIER).

On or about September 7, 2020, the Company applied to the Transport Security Admission (TSA) Innovation Task Force (ITF) to have the SS1 Shoe-Scanner evaluated for use at security and identification checkpoints.  On November 19, 2020, the SS1 Shoe-Scanner was accepted into the TSA ITF evaluation process.

3. MiRIAD (Millimeter-wave Remote Imaging from Airborne Drone)

MiRIAD is a compact, RF sensor package that is specifically designed for use on UAVs (Unmanned Aerial Vehicles). The basic sensor format will be designed to support a variety of missions but will be initially optimized to detect weaponry or suicide devices concealed on a person in an outdoor environment using passive millimeter wave radar.

MiRIAD uses a unique ultra-lightweight antenna to capture radar images of target subjects within a wide field of view.  The captured radar image data, along with high resolution video is then backhauled wirelessly over a high-capacity data link to a central processing center for data analysis.  Using algorithm based digital signal processing techniques the radar signature is analyzed and overlaid onto the video imagery to display a real time image of the video capture that includes an indication of any concealed threat item.  The technology uses both Artificial Intelligence (AI) and Augmented Reality (AR) techniques to positively identify a threat and its exact location on subjects within its field of view. Multiple MIRIAD equipped UAV's can be supported by a single data processing facility to cover large areas.

MiRIAD's primary intended applications are outdoor public event crowd screening, special police and security service operations, and forward operating base protection.  Other planned applications include remote infrastructure inspection and analysis; oil and gas pipeline inspection, and search and rescue (land and sea).

On August 31, 2020, the Company announced that it has produced definitive images of infrastructure corrosion utilizing its prototype MiRIAD Sensor system. This technology is currently under development and the Company plans to begin testing and transition into production in mid 2021.

4. PRT-X1, XV and XV-S

On October 15, 2019, the company announced the launch of its new product under development, the PRT-X1 which is a search and rescue grade Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform. As of the end of November 2020, the PRT-X1 was starting its low-rate demonstration phase. Currently, the Company procuring materials to begin production of additional demonstration units. X1 systems will be manufactured for various applications and targeted customers.

On May 6, 2020, the Company announced that it has received permission to operate drone platform in UK airspace, for Commercial Operations (PfCO) from the Civil Aviation Authority (CAA) to operate Small Unmanned Aircraft (SUA) / Small Unmanned Surveillance Aircraft (SUSA).  The Company can now utilize its X1 Platform for commercial operations, allowing our operators to demonstrate threat detection and surveillance in civilian airspace to both clients and potential partners. This also enables the Company to offer technical reconnaissance and non-destructive testing services for both civil and military applications.

On May 14, 2020, the Company announced that the X1 Platform will be used in a series airborne tests for the UK National Health Service (NHS) for emergency apparatus delivery. This will involve several test scenarios, that if successful will lead to on-scene delivery of defibrillators and other critical trauma assistance technologies.

On June 10, 2020, the Company announced that it has signed a Letter of Intent with SDS Group Australia Pty Ltd., a leading provider of best of breed products and equipment to the Australian security and defense securities, to position X1 for procurement-focused evaluations following initial consultation with members of the Australian Government.  The focus of the partnership is primarily centered around the need for the early detection and identification of remote wildfires.

During the quarter ended August 31, 2020, the Company began initial Low Rate Initial Production (LRIP) of its X1 platform for test equipment, with integrated command and control modules as standard.  As at this date, the X1 is beyond the prototype stage, and is being built for testing in various scenarios with interested parties.

On July 16, 2020, the Company began a strategic alliance with Hummingbird Drones Fire AI for wildfire analysis from the Company's X1 and XV platforms, to get analytics to the fire fighters as close to real time as possible.

On August 25, 2020, the Company announced that it has signed a Re-seller and Purchase Agreement with Michigan-based Trendset Communications Group, a leading technology provider to the security, telecommunications, and technology sector.

On February 3, 2021, the Company announced the addition of MediMod to its X1 and XV UAV payload systems.  MediMod is an active insulated refrigerated storage module that will have multiple medical uses and advantages, including assisting with the immediate need for rapid deployment of COVID-19 vaccine transportation to remote sites or between medical facilities as part of multiple national campaigns for mass vaccination.  The transportation module will be dual-use and can be set for warm or cool state for the transportation of blood, human transplant organs and various vaccines across cities and remote destinations.

On February 24, 2021, the Company announced the launch of XV-S, a fixed-wing UAS platform with the added capability of vertical take-off and landing (VTOL).  This capability removes the requirement for a large runway or expensive launch catapult and recovery nets, which are usually required by most fixed-wing drones.

5. CODA - Cognitive Object Detection Apparatus

CODA is a uniquely designed, ultra-compact radar device that can be utilized for a variety of applications across many industries, covering everything from traditional radar for drone or aircraft detection, to low-power stand-off weapon detection. The CODA system is a production status product - not a prototype and is the size of an electronic tablet, uses off the shelf high-speed processors and can be fitted to or inside a wall. It uses FCC allocated detection frequencies and has been demonstrated in several programs in the United States funded under the NATO Science for Peace and Security Program.

The CODA system has also been through rigorous testing by the US Army Night Vision and Electronic sensors directorate (NVESD) under the Adaptive Red Team / Technical Support and Operational Analysis (ART/TSOA) activity.

On September 17, 2020, the Company announced that it has executed a Letter of Intent with R3 Technologies Inc. to collaborate to bring CODA-1 to market.  It is expected that the CODA-1 will commercially launch in the second quarter of 2021.

Sources and Availability of Raw Materials

We do not require or anticipate requiring any uncommon raw materials for manufacturing of our planned products.  Our planned products will rely on common electronic components and materials which are not subject to significant price volatility.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are dependent on certain proprietary or licensed technology, designs, and other intellectual property.  We currently hold the United Kingdom patent for the Millimeter Wave, Shoe Scanning technology for a term of 15 years. The patent number is GB2516410.

In October 2020, we received a Notice of Allowance by US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object" used for the Shoe Scanner. We have not obtained any other patents, patents applications or trademarks in connection with our products or planned products and have no plans to do so in the immediate future.  We intend to protect our intellectual property primarily through a combination of trade secrets, license restrictions, and copyright.

Competition

We are a security and threat detection technology company. We compete with other technology companies for financing and for market share in our fields of specialization.  Many of the companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on the acquisition, development, and commercialization of technologies of merit. In addition, they may be able to afford more scientific or engineering expertise in the development of their technologies. This competition could result in competitors offering products of greater quality and interest to prospective investors who may finance additional development and commercialization. This competition could adversely impact on our ability to finance further product development and to achieve the financing necessary for us to develop our business.

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

Research and Development Expenditures

The Company has acquired its technology and intellectual property through acquisition.  We accordingly incurred $386,044 in research and development expenditures during the fiscal year ended November 30, 2020.

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

Our company's operating office is located in an office space in Plymouth, Massachusetts.  In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ended on November 30, 2020. The minimum base rent was US$2,917 per month for the period from December 1, 2018 to November 30, 2019 and US$3,005 per month from December 1, 2019 to November 30, 2020.

Effective December 1, 2020 the Company exercised its option to renew the lease for three additional years. After renewal, the minimum base rent is US$3,095 per month for the period from December 1, 2020 to November 30, 2021, US$3,188 per month from December 1, 2021 to November 30, 2022, and US$3,284 per month from December 1, 2022 to November 30, 2023.

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

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2020 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information"). Our financial statements for the fiscal year ended November 30, 2020 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A.	Operating Results

Year Ended November 30, 2020

During the year ended November 30, 2020, the Company had a comprehensive loss of $2,904,690 compared to a comprehensive loss of $4,320,563 for the year ended November 30, 2019. The decrease in comprehensive losses were caused by the following:

  Sales during the year ended November 30, 2020 amounted to $70,931 (2019 - $28,257) with gross profit of $39,615 (2019 - $16,366) resulting in a gross margin of 56% (2019 - 58%). The Company's sales for the year include Waveguide components. The decrease in gross margin resulted from higher cost of sales relating to reworks and scraps compared to last year.
  Accounting and audit fees of $67,282 (2019 - $80,415) consisted of accounting fees paid to a Company controlled by the CFO (See Transactions with Related Parties), and also includes audit fees.
  Amortization of the right-of-use asset in the amount of $38,216 (2019 - $nil) was incurred in the year due to the recognition of the Company's leased premises in accordance with IFRS 16.
  Business development costs during the year ended November 30, 2020 of $1,081,478 (2019 - $739,615) significantly increased due to expenditures on marketing to promote the company's technologies, create market awareness and support the Company's financing plans.
  Consulting fees of $275,182 (2019 - $125,685) increased during the year due to continued efforts related to development of the Company's technologies.
  Research and development costs of $386,044 (2019 - $399,720) remained relatively similar compared the prior year. These amounts were recognized for non-capitalizable expenditures on enhancement of the Company's current technologies. The amounts consist of payments made for materials, consultants and subcontractors.

  General office expenses of $111,394 (2019 - $68,602) increased due to business expansion and an increase in activities to support the company's developments projects.
  Management fees of $110,125 (2019 - $125,390) were lower due to management temporarily discounting their management fees in response to the COVID-19 pandemic and to conserve cashflows during the current year. (See Transactions with Related Parties)
  Rent of $35,325 (2019 - $77,186) was lower in current year due to the recognition of the leased premises as a right-of-use asset under IFRS 16. (See Contractual Commitments)
  Stock based compensation of $479,107 (2019 - $692,091) refers to the portion of the value of the stock options granted by the Company which are expensed during the year (See Capital Stock). During the year ended November 30, 2020, the value of expense for 1,450,000 stock options granted to related parties corresponded to $271,993. (See Transactions with Related Parties)
  Transfer agent and filing fees of $77,919 (2019 - $111,709) was lower due to the absence of listing fees incurred last year for the OTC and Frankfurt markets.
  Wages, salaries and benefits of $292,218 (2019 - $513,729) was lower due to lower fees paid to the Company's CEO (See Transactions with Related Parties) and other employees as management decreased compensation to preserve cash resources during the COVID-19 crisis.
  Interest income of $193 (2019 - $14,226) decreased primarily due to the lower average daily balances in the Company's bank accounts.
  Foreign currency translation loss of $517 (2019 - $2,322) recognized in other comprehensive income was lower primarily due to fluctuations of currency.

B. Liquidity and Capital Resources

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

As at November 30, 2020, the Company had $79,919 in current assets (November 30, 2019 - $727,526) and $322,738 in current liabilities (November 30, 2019 - $227,058) for a working deficit position of $242,819 compared to a working capital position of $500,468 as at November 30, 2019. Working capital decreased mostly due to lower cash balance at the end of the period due to use of cash in the Company's operating activities.

Current assets at November 30, 2020 were represented by cash of $24,713 (November 30, 2019 - $583,119), accounts receivable of $2,786. November 30, 2019 - $1,488), sales tax receivable of $4,317 (November 30, 2019 - $12,310), inventories of $19,695 (November 30, 2019 - $nil), prepaid expenses of $25,908 (November 30, 2019 - $105,539) and due from related parties of $2,500 (November 30, 2019 - $25,070). Current liabilities were comprised of $242,278 in accounts payable and accrued liabilities (November 30, 2019- $217,023), lease liability of $34,105 (November 30, 2019 - $nil), and due to related parties of $46,355 (November 30, 2019 - $10,035).

As at November 30, 2020, the Company had a share capital balance of $7,376,763 (November 30, 2019 - $5,676,498) and an accumulated deficit of $8,893,128 (November 30, 2019 - $5,968,892).

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

Detailed discussions related to the Company's cash flows during the year ended November 30, 2020

Cash balances decreased by a total of $558,518 during the year ended November 30, 2020 (2019 - $2,159,174).

During the year ended November 30, 2020, cash used in operating activities was $2,114,515 compared to cash used in operating activities of $2,317,362 during the year ended November 30, 2019. The cash used in operating activities for the year remained comparable to that of the prior year overall. (See Results of Operations for a detailed discussion of the expense variances.)

Cash used in investing activities during the year ended November 30, 2020 was $109,567 (2019 - $14,175). The increase in cash used in investing activities is due to both recognition of demo equipment as a capital asset and lease payments relating to the Company's office premises. For the year ended November 30, 2019, cash used in investing activities was primarily attributed to the acquisition of equipment and development expenses on the Company's technologies.

Cash provided by financing activities during the year ended November 30, 2020 was $1,635,564 compared to cash provided by financing activities of $172,363 during the prior year. The increase was primarily due to the private placement completed during the year in addition to option and warrant exercises. Additionally, the Company received proceeds relating to the Paycheck Protection Program. For the year ended November 30, 2019, cash provided by financing activities was primarily due to the warrants and options exercised.

The effect of foreign exchange rates on cash during the year ended November 30, 2020 amounted to $30,112 (2019 - decrease of $1,401).

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

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

E.	Off Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum monthly base rent is US$2,917 for the period from December 1, 2018 to November 30, 2019 and US$3,005 from December 1, 2019 to November 30, 2020. Effective December 1, 2020 the Company exercised its option to renew the lease for three additional years. After renewal, the minimum base rent is US$3,095 per month from December 1, 2020 to November 30, 2021, US$3,188 per month from December 1, 2021 to November 30, 2022, and US$3,284 per month from December 1, 2022 to November 30, 2023.

On April 1, 2019, the Company entered into a one-year lease agreement for leased premises in Vancouver, BC, commencing on April 1, 2019 and ending on March 31, 2020. The minimum monthly base rent was $2,500. At the end of the lease term, the Company continued to pay the base rent on a month-to-month basis until December 2020.

G.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Dana Wheeler	President, Chief Executive Officer and Director

President, Chief Executive Officer and

Director of Plymouth Rock Technologies

Inc. since October 30, 2018; Business

Development Advisor, Serco, Inc. from

June, 2017 to June, 2018; Chief Executive

Officer and managing director, Radio

Physics Solutions, October 2009 to

December, 2016.

Zara Kanji	Chief Financial Officer

Owner, Zara Kanji & Associates, CPA, 2003 to present; Chief Financial Officer of Megastar Development Corp., September 2011 to present;  Chief Financial Officer of World Class Extractions October 2018 to present; Chief Financial Officer of INEO Tech Corp January 2019 to present; Chief Financial Officer of TechX Technologies Inc. March 2021 to present

Vivian Katsuris	Secretary

Secretary of the Company since 2014; President and Founder of Vivkor Holdings Inc. since August 2014, Director and Corporate Secretary of ArcPacific Resources Corp. (formerly Plate Resources Inc.) from January 2014 to July 2016 and CFO from June 2015 to July 2016; Investment Advisor at Global Securities Corporation from 2003 to 2013; Director and Corporate Secretary of KAPA Capital Inc., February 2018 to present: Director of Zenith Capital Corporation, December 2019 to Present; Director of ACME Lithium Inc. November 2020 to present.

Douglas Smith	Chairman and Director

Managing Director at Kent Strategies LLC and Executive Vice President for MWW Group LLC. In the past he occupied the position of Managing Partner at T-Street Capital LLC and Assistant Secretary at United States Homeland Security Council. Douglas A. Smith received an undergraduate degree from Beloit College and an undergraduate degree from SIT Graduate Institute.

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Angelos Kostopoulos	Director

Partner with Nakou & Associates Law Firm from March 2004 to Present focusing on tax and financial compliance; Director of Blue White Capital LLC from August 2011 to Present; Manager for Enron Wind from October 1998 to December 2001; Manager for GE Wind from January 2002 to February 2004; COO for UPC Renewables from July 2006 to January 2009.

Tim Crowhurst	Director	President of Sea Level Communications Ltd., and a former Administrative Tribunal Judge of the Immigration Appeal Division of Canada's Immigration and Refugee Board
Khalid M. Al-Ali	Director	Founder of Grupo Senseta, Inc. and Silicon Valley Space Business Roundtable, Khalid Al-Ali is Executive Chairman for Grupo Senseta, Inc. and Chairman for Silicon Valley Space Business Roundtable.
Thomas Nash	Director

Founder of Xalles Holdings, Inc., Thomas W. Nash presently is Chairman, President, CEO, CFO & Secretary at this company and President for Xalles Technology, Inc., President at Xalles Financial Services, Inc. and President & Director at Co-Owners Rewards, Inc. (which are all subsidiaries of Xalles Holdings, Inc.). Mr. Nash is also on the board of 5 other companies. Thomas W. Nash previously was Chief Operating Officer of Three2N International, Inc.

Dana Wheeler-President, Chief Executive Officer, Director

Dana Wheeler has been the President, Chief Executive Officer and a Director of our company since October 30, 2018.

Mr. Wheeler is a customer focused executive with over 35 years of experience in hands-on leadership and engineering roles including CEO, COO, and VP of Engineering. His extensive background includes helping technology start-ups and growth companies launch/establish engineering operations, raise capital, and develop products specialties.  In 2009 he co-founded Radio Physics Solutions Inc., a threat detection technology company where he served as president until 2016.  From 1997 to 2008, he served as Chief Operating Officer of Terabeam-HXI, a wireless data equipment company.  Currently, in addition to his role at Plymouth Rock, he is the principal of Wheeler Engineering Services, a firm providing engineering and business consulting services to the Microwave and Millimeter-Wave industry.  Mr. Wheeler holds a Bachelor of Science in Electronics Engineering Technology from the University of Massachusetts Dartmouth.

Zara Kanji-Chief Financial Officer

Zara Kanji, CPA, CGA, has been Chief Financial Officer of our company since January 15, 2018.

Ms. Kanji, is a Member of the Chartered Professional Accountants of British Columbia and Canada and the owner of Zara Kanji & Associates, CPA, an accounting, tax and management consulting firm she founded in 2003. She holds a Bachelor of Technology in Accounting (honors) and a Diploma in Corporate Finance (Honors) from the British Columbia Institute of Technology. She is experienced in financial reporting compliance for junior listed companies, and has served as a director and officer for several public companies listed in Canada. She currently serves as Chief Financial Officer, Megastar Development Corp, (TSXV MDV), Chief Financial Officer, World Class Extractions (CNSX PUMP), Chief Financial Officer, INEO Tech Corp (TSXV INEO), Chief Financial Officer TechX Technologies Inc. (CSE TECX).

Vivian Katsuris -Secretary

Ms. Katsuris was appointed Chief Financial Officer and Secretary on August 11, 2014. On November 20, 2017 she resigned as CFO and was appointed President, Chief Executive Officer, and as a Director. On October 31, 2018, she resigned as President, CEO and Director, but remained Secretary.

Ms. Katsuris has over 29 years of experience in the brokerage industry, the North American capital markets & public financings. She was an Investment Advisor at Global Securities Corporation from 2003 to 2013 and worked at Canaccord Capital Corp. (Canada and US divisions) from 1993 to 2003. Ms. Katsuris has served on the board as an officer and director of Universal Ventures Inc (TSX-UN) and Plate Resources Inc (TSX-PLR) and also current serves as a director Kapa Capital Inc. (TSXV-KAPA.P), Zenith Capital Corporation Inc (TSXV-ZENI.P) and ACME Lithium Inc.

Douglas Smith-Chairman, Director

Douglas Smith has been a Director since April 29, 2020 and Chairman of the Board of Directors since May 13, 2020.

Mr. Smith is the former Assistant Secretary for the U.S. Department of Homeland Security. Douglas is currently the Managing Partner of Kent Strategies and brings over two decades of international experience in business development, communications, coalition building, public policy, and creating and managing public-private partnerships among Federal, State and local governments, and private industry. He has managed large-scale special projects and initiatives both within and outside of government. Douglas is a frequent public speaker both domestically and internationally and regularly appears on national television as an expert on national security and managing crisis.

Angelos Kostopoulos-Director

Angelos Kostopoulos has been a Director of our company since November 20, 2018.

Mr. Kostopoulos, is a Registered Tax Return Preparer as designated by the Internal Revenue Service, and has been a tax adviser listed by the US Embassy in Athens since 1992.  Currently he is a partner at Nakou & Associates Law Firm (Athens, Greece), and Strati & Partner (Tirana, Albania), where he advised clients on a wide range tax and financial compliance matters.  Since 2011 he has served as the president of Blue White Capital LLC a privately held, climate-friendly project developer, integrator, principal and boutique advisory firm.  Mr. Kostopoulos holds a Bachelor of Arts (History) from Arizona State University, a Master of Arts (International Relations) from Indiana University Bloomington, a Master of Science (Military Science) from the Hellenic Army Supreme War College, and a Master of Laws (International Business) from the University of Cumbria.

Tim Crowhurst, Director

Tim Crowhurst has been a Director of our company since July 13, 2019.  He was also a Director of our company from October 17, 2011 to July 30, 2013.

Mr. Crowhurst is President of Sea Level Communications Ltd., and a former Administrative Tribunal Judge of the Immigration Appeal Division of Canada's Immigration and Refugee Board. He brings to Plymouth a long history in managing public companies, as well as a strong understanding of border security measures and international immigration movements. Prior to commencing a successful issue and crisis management consultancy in 1993, he was an advisor to several Canadian Cabinet Ministers.

Khalid M. Al-Ali, Director

Dr. Khalid M. Al-Ali has been a Director of our company since July 8, 2020.

Dr. Al-Ali brings deep experience and expertise to his roles in various organizations, having spent much of his career in Silicon Valley. He is the Co-Founder and Executive Chairman of Senseta, a world leader in mission-critical big data fusion, AI and drone-powered deep technologies. He is the Co- Founder and Chairman of the Silicon Valley Space Business Roundtable (SVSBR). He was the Executive Director of the University of California Office for NASA Partnerships and the University Affiliated Research Center (UARC). Dr. Al-Ali was the advisor to the Board of Directors of Qatar Foundation and CEO of the Qatar Science and Technology Park Project (QSTP). He was a founding member of both Qatar's Information Technology and Communication Committee and the Steering Committee of the Information Technology and Communication Project. Dr. Al-Ali is the principal inventor of U.S. and worldwide-patented technologies, along with a multitude of disclosed inventions not yet patented. He holds a Ph.D. in Mechanical and Electrical Engineering from the University of California at Berkeley and dual B.S. degrees in Mechanical and Aerospace Engineering from the University of Colorado at Boulder.

Thomas Nash, Director

Thomas W. Nash has been a Director of our company since July 31, 2020.

Mr. Nash is the Chairman and CEO of Xalles Holdings Inc., a Fintech holding company. Mr. Nash has provided strategic business advice to more than 200 firms worldwide from small firms to large organizations such as U.S. Bank, MasterCard, and Citibank. He also led the implementation of financial systems within the U.S. Government's Department of Defense and Department of Homeland Security as well as helped launch successful startup ventures in the payment, eCommerce and IT fields.

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B.	Compensation

During the years ended November 30, 2020 and November 30, 2019, our directors and officers received the following compensation:

COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Dana Wheeler, President, CEO and Director	2020 2019	133,387 318,790	Nil Nil	Nil Nil	44,454 113,077	Nil Nil	Nil Nil	Nil Nil	177,841 431,867
Zara Kanji, Chief Financial Officer	2020 2019	59,000 60,000	Nil Nil	Nil Nil	11,113 28,269	Nil Nil	Nil Nil	22,852* 24,490*	92,965 112,759
Vivian Katsuris, Corporate Secretary	2020 2019	55,125 63,000	Nil Nil	Nil Nil	11,113 28,269	Nil Nil	Nil Nil	Nil Nil	66,238 91,269
Douglas Smith, Chairman and Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	79,527 Nil	Nil Nil	Nil Nil	125,000**** Nil	204,527 Nil
Angelos Kostopoulos, Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	16,670 42,404	Nil Nil	Nil Nil	Nil Nil	16,670 42,404
Tim Crowhurst, Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	40,918 112	Nil Nil	Nil Nil	Nil Nil	40,918 112
Khalid M. Al-Ali, Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Thomas Nash, Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
George Stubos, Former Director**	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil 48,014	Nil Nil	Nil Nil	20,000*** Nil	20,000 48,014

*  This refers to accounting fees paid to a company controlled by the CFO.

** George Stubos ceased to be a director on July 30, 2020.

*** This refers to rent paid to a company controlled by a former director.

****This refers to shares with a deemed valued of CAD$0.25 per share based on CAD $125,000 paid to Douglas Smith as compensation pursuant to the consulting agreement with Mr. Smith.  The amount represents payment owing under the consulting agreement for the fiscal year ended November 30, 2020.

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

Written Management Agreements

Dana Wheeler, CEO has a services agreement with the Company.  The agreement is to pay for services at $20,000 USD/ month.  The CEO can terminate the agreement with a 30 days' notice.  The Company has to give 6 months' notice for any termination without cause.

Zara Kanji, CFO is engaged on a month to month agreement for compensation of $5,000 CAD per month.

Vivian Katsuris, Secretary has a consulting agreement with the Company for compensation of $5,250 CAD per month with a 60 day notice of termination.

Douglas Smith, Chairman of the Board of Directors, entered into a consulting agreement with Plymouth Rock USA dated April 1, 2020, for consulting services to the Company.  Pursuant to the agreement the Company will pay Mr. Smith $250,000 CAD per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears.  If the agreement is terminated for any reason before the completion of a full year, the number of common shares to be issued will be reduced in proportion to the period of engagement.  On July 8, 2020, our shareholders approved of the issuance of the 1,000,000 common shares to Mr. Smith.  As of March 30, 2021, 750,000 shares were issued to Mr. Smith.

Stock Option Plan

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

•	the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;
•	the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
•	options will be exercisable at a price which is not less than the permitted discount to the Market Price;
•

options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the optionee ceases to be employed and options granted to all other persons will expire within a reasonable period of time from the date the optionee ceases to hold his or her position or office;

•

the number of Common Shares reserved for issuance to any one person pursuant to options granted during the previous 12 months shall not exceed 5% of the issued and outstanding Common Shares at the time of grant; and the number of options granted to consultants or persons performing investor relations activities will not exceed 2% unless otherwise permitted by the applicable exchange;

•

the aggregate number of Common Shares which may be subject to issuance pursuant to options granted under our stock option plan shall not exceed the equivalent of 10% of the issued and outstanding Common Shares of the Company;

•

Common Shares will not be issued unless fully paid and options granted will vest at a schedule determined by the Board; options granted to consultants providing investor relations services will be subject to a minimum vesting schedule of 12 months with no more than ¼ of such options vesting in any 3 month period;

•	every option granted under our stock option plan shall be evidenced by a written agreement between the Company and the optionee;
•	any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options;
•	any reduction in exercise price of options granted to the Company's insiders will be subject to approval of disinterested shareholders of the Company.

Option-Based Awards

During the year ended November 30, 2020, the Company did not grant any new stock options to officers and directors.

During the year ended November 30, 2020, no options were vested, and stock-based compensations amounting to $479,107 was recognized in profit or loss of which $271,993 were for the Company's officers and directors as above.

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at March 30, 2021.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Dana Wheeler, President, Chief Executive Officer, & Director	400,000	$0.60	January 15, 2024(2)	Nil
	600,000	$0.75	January 20, 2026(5)	Nil
Zara Kanji, Chief Financial Officer	100,000	$0.60	January 15, 2024(2)	Nil
	50,000	$0.75	January 20, 2026(5)	Nil
Vivian Katsuris, Secretary	100,000	$0.60	January 15, 2024(2)	Nil
	50,000	$0.75	January 20, 2026(5)	Nil
Angelos Kostopoulos, Director	150,000	$0.60	January 15, 2024(2)	Nil
Douglas Smith Director	150,000	$0.60	January 15, 2024(2)	Nil
	150,000	$0.50	March 20, 2024(3)	Nil
Tim Crowhurst, Director	75,000	$0.50	November 28, 2024(4)	Nil
Khalid M. Al-Ali, Director	150,000	$0.75	January 20, 2026(5)	Nil
Thomas Nash, Director	150,000	$0.75	January 20, 2026(5)	Nil

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

(5) The options vest immediately upon grant on January 21, 2021.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended November 30, 2020.

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

Audit Committee

The members of our audit committee are Timothy Crowhurst, Thomas Nash, and Angelos Kostopoulos. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee, which is filed as an exhibit to this Form 20-F. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

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

As of November 30, 2020 and as at the date of this report, we have two employees. Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

E.	Share Ownership

As at March 30, 2021, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Dana Wheeler, President, Chief Executive Officer, & Director	1,350,000	2.6%	1,000,000(2)
Zara Kanji, Chief Financial Officer	Nil	Nil	150,000(2)
Vivian Katsuris, Secretary	40,000(3)	(4)	150,000(2)
Douglas Smith, Chairman and Director	750,000(5)	1.4%	300,000(2)
Angelos Kostopoulos, Director	Nil	Nil	150,000(2)
Tim Crowhurst, Director	75,000	(4)	75,000(2)
Khalid M. Al-Ali, Director	Nil	Nil	150,000(2)
Thomas Nash, Director	Nil	Nil	150,000(2)

Notes:

(1)	Based on 52,532,596 common shares issued and outstanding as at March 30, 2021

(2)	Options are exercisable into common shares on a one-for-one basis and vest incrementally pursuant to the schedule outlined in Item 6 B. Compensation - Option-based Awards.

(3)	Includes 100,000 shares held in the name of Vivkor Holdings Inc. Ms. Katsuris has voting and dispositive control over securities held by Vivkor Holdings Inc.

(4)	Less than 1%

(5)

Pursuant to a consulting agreement with Douglas Smith, the Company, at its option, may issue up to 1,000,000 common shares to Mr. Smith for consulting services to the Company.  As of March 30, 2021, 750,000 common shares were issued to Mr. Smith.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at November 30, 2020, the registrar and transfer agent for our company reported that there were 42,762,264 common shares of our company issued and outstanding. Of the 42,762,264 common shares issued and outstanding, 37,062,784 were registered to Canadian residents (16 recorded shareholders), 3,417,980 were registered to residents of the United States (43 recorded shareholders), and 2,281,500 were registered to non-United States or Canadian residents (9 recorded shareholders).

As of November 30, 2020, our shareholder register indicates that our common shares are held as follows:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Registered Shareholders of Record
United States	3,417,980	8.0%	43
Canada	37,062,784	86.7%	16
Other	2,281,500	5.3%	9
Total	42,762,264	100.0%	68

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

As at November 30, 2020, $46,355 (November 30, 2019 - $10,035) was due to directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by CFO	$3,860	$5,000
CEO of the Company	823	$5,035
Director	41,667
	$46,355	$10,035

As at November 30, 2020, $2,500 (November 30, 2019 - $25,070) was due from directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by Corporate Secretary	$-	$5,250
Director	2,500	19,820
	$2,500	$25,070

During the years ended November 30, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	November 30, 2020	November 30, 2019	November 30, 2018
Management fees	$114,125	$123,000	$71,842
Consulting fees	166,667	-	-
Accounting fees	22,852	24,490	20,748
Rent	20,000	-	-
Share-based payments	271,993	260,145	-
Salaries and benefits to CEO	133,387	318,790	13,200
	$729,024	$726,425	$105,790

As at November 30, 2020, no options were vested, and stock-based compensations amounting to $479,107 was recognized in profit or loss of which $271,993 were for the Company's officers and directors as above (Note 10).

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant.

Management fees consisted of the following:

	November 30, 2020	November 30, 2019	November 30, 2018
Company controlled by Corporate Secretary	$55,125	$63,000	$36,842
Company controlled by CFO	59,000	60,000	30,000
Directors fees paid to former directors	-	-	5,000
	$114,125	$123,000	$71,842

Douglas Smith, our Chairman, entered into a consulting agreement with Plymouth Rock USA dated April 1, 2020, for consulting services to the Company.  Pursuant to the agreement the Company will pay Mr. Smith $250,000 CAD per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears.  If the agreement is terminated for any reason before the completion of a full year, the number of common shares to be issued will be reduced in proportion to the period of engagement.  As of March 30, 2021, 750,000 common shares were issued to Mr. Smith.

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

A.	Financial Statements and Other Financial Information

Our financial statements (included as Item 18 of this Form 20-F) are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the year ended November 30, 2020, including: independent auditors' report by Manning Elliott LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

These financial statements can be found under "Item 18 - Financial Statements" below.

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

We are not aware of any significant change that has occurred since November 30, 2020, and that has not been disclosed elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

(a)

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2020 and March 30, 2021, we had 42,762,264 and 52,532,596 Common Shares issued and outstanding, respectively. Our common stock is listed on the CSE under the symbol "PRT". Our common stock became eligible for trading on the CSE on March 7, 2016.  From May 2, 2012 through March 9, 2016, our common stock traded on the TSX Venture Exchange. The first trade of our common stock occurred on September 10, 2014. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

(b)	Set forth below are the annual high and low market prices for our stock for each of our five most recent full financial years (ending November 30).

	2016	2017	2018	2019	2020
High	0.06	0.50	0.77	0.66	0.65
Low	0.03	0.02	0.41	0.375	0.19

These numbers represent the annual high and low market prices for our stock as quoted on the TSXV and CSE, as applicable.

(c)	Set forth below are the high and low market prices for each full financial quarter for the five most recent full financial years and any subsequent period.

Year 2021

Quarter	February 28, 2021	Through March 29, 2021
High	1.82	1.27
Low	0.185	0.62

Year 2020

Quarter	February	May	August	November
High	0.49	0.45	0.65	0.30
Low	0.36	0.19	0.27	0.20

Year 2019

Quarter	February	May	August	November
High	0.66	0.63	0.48	0.50
Low	0.52	0.45	0.38	0.37

Year 2018

Quarter	February	May	August	November
High	n/a	n/a	n/a	0.67
Low	n/a	n/a	n/a	0.60

Year 2017

Quarter	February	May	August	November
High	0.03	0 05	0.10	0.50
Low	0.02	0.02	0.05	0.09

Year 2016

Quarter	February	May	August	November
High	0.06	0.06	0.06	0.03
Low	0.06	0.03	0.03	0.03

(d)	Set forth below are the high and low market prices for each of the six most recent completed months:

Month	October	November	December	January	February	March
High	0.275	0.245	0.285	1.12	1.82	1.27
Low	0.195	0.18	0.185	0.22	0.50	0.62

B.	Plan of Distribution

Not applicable to Form 20-F filed as an Annual Report.

C.	Markets

Our current trading symbol on the CSE is "PRT". We also trade on the OTCQB with the trading symbol "PLRTF" and on the Frankfurt Stock Exchange with the trading symbol "4XA".

D.	Selling Shareholders

Not applicable to Form 20-F filed as an Annual Report.

E.	Dilution

Not applicable to Form 20-F filed as an Annual Report.

F.	Expenses of the Issue

Not applicable to Form 20-F filed as an Annual Report.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of November 30, 2020 and March 30, 2021, we had 42,762,264 and 52,532,596 Common Shares issued and outstanding, respectively.

Common Shares

The holders of the common shares are entitled to one vote for each common share held on all matters to be voted on by such holders. The holders of common shares are entitled to receive, pro rata, the remaining property of our company on a liquidation, dissolution or winding-up of our company. There are no pre-emptive rights or redemption rights attached to the Common Shares.

Convertible Securities

As at November 30, 2020 there were 42,762,264 common shares outstanding, options outstanding to purchase 2,950,000 common shares, share purchase warrants outstanding to purchase 6,306,414 common shares and no other convertible securities outstanding.  The 2,950,000 options outstanding are described in the below table:

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
January 15, 2024	$0.60	2,150,000	1,881,250	2.28	$0.44
March 20, 2024	0.60	150,000	93,750	0.17	0.03
November 28, 2024	0.50	650,000	325,000	0.88	0.11
		2,950,000	2,300,000	3.33	$0.58

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

During the year ended November 30, 2020, 200,000 options issued to a director and a consultant were cancelled before vested.  Stock-based compensation recognized in profit or loss for the year ended November 30, 2020 amounted to $479,107 (2019 - $692,091).

Stock option transactions and the number of stock options outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	0.14
Balance, November 30, 2018	125,000	0.30
Granted	3,300,000	0.58
Exercised	(125,000)	0.30
Cancelled	(150,000)	0.60
Balance, November 30, 2019	3,150,000	0.58
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	$0.58

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

Since the date of incorporation of the company to November 30, 2020, 42,762,264 common shares have been issued, and 2,000,000 Common Shares have been repurchased for cancellation, as follows:

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received/Paid
October 17, 2011	1	$0.05	$0.05	Cash
November 10, 2011	9,999,999	$0.05	$499,999.95	Cash
February 29, 2012(1)	(2,000,000)	($0.05)	($100,000.00)	(Cash)
May 1, 2012	2,000,000	$0.10	$200,000.00	Cash
May 4, 2012	94,000	$0.10	$9,400.00	Cash
August 11, 2014	2,400,000	$0.05	$120,000.00	Cash
August 11, 2014	240,000	$0.05	$12,000.00	Finder's Fee
August 11, 2014	200,000	$0.05	$10,000.00	Property Payment
February 15, 2017	300,000	$0.02	$6,000	Property Payment
November 30, 2017	5,500,000	$0.10	$550,000	Cash
November 30, 2017	490,500	$0.10	$49,050	Finder's Fee
November 28, 2017	125,000	$0.15	$18,750	Cash
December 12, 2017	55,000	$0.10	$5,500	Cash
December 19, 2017	100,000	$0.10	$10,000	Cash
December 22, 2017	476,000	$0.10	$47,600	Cash
January 9, 2018	476,000	$0.10	$10,000	Cash
January 19, 2018	100,000	$0.10	$10,000	Cash
January 22, 2018	500,000	$0.10	$50,000	Cash
February 2, 2018	21,000	$0.10	$2,100	Cash
April 25,2018	4,475,000	$0.40	$1,790,000	Cash
May 18, 2018	2,035,550	$0.40	$814,220	Cash
May 29, 2018	125,000	$0.30	$37,500	Cash
May 30, 2018	317,000	$0.10	$31,700	Cash, Warrants
August 23, 2018	500,000	$0.10	$50,000	Cash

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received/Paid
October 31, 2018	3,000,000	$0.41	$1,230,000	Acquisition of Plymouth Rock USA
November 1, 2018	231,250	$0.69	$159,562.50	Finder's Fee
March 19, 2019	7,500	$0.60	$4,500	Cash
March 19, 2019	1,650	$0.40	$1,342	Cash, Warrants
April 18, 2019	31,500	$0.40	$25,623	Cash, Warrants
April 18, 2019	121,500	$0.40	$98,832	Cash, Warrants
April 23, 2019	105,750	$0.40	$86,020	Cash, Warrants
April 23, 2019	2,250	$0.40	$1,830	Cash, Warrants
May 1, 2019	8,250	$0.40	$6,711	Cash, Warrants
May 7, 2019	8,250	$0.40	$6,711	Cash, Warrants
May 14, 2019	5,250	$0.40	$4,271	Cash, Warrants
May 16, 2019	17,400	$0.40	$14,154	Cash, Warrants
May 17, 2019	6,000	$0.40	$4,881	Cash, Warrants
August 6, 2019	240,000	$0.10	24,000	Cash
August 6, 2019	235,000	$0.10	23,500	Cash
August 6, 2019	100,000	$0.10	10,000	Cash
August 7, 2019	20,000	$0.10	2,000	Cash
October 11, 2019	20,000	$0.30	$8,174	Cash
October 15, 2019	105,000	$0.30	$42,915	Cash
April 24, 2020	3,128,334	$0.15	$469,250	Cash
May 15, 2020	3,718,831	$0.15	$557,825	Cash
July 3, 2020	500,000	$0.20	$100,000	Cash, Warrants
August 13, 2020	483,334	$0.20	$96,667	Cash, Warrants
August 21, 2020	250,000	$0.25	$62,500	Compensation
September 23, 2020	100,000	$0.20	$20,000	Cash, Warrants
September 24, 2020	100,000	$0.20	$20,000	Cash, Warrants
September 30, 2020	1,335,165	$0.30	$400,550	Cash
September 30, 2020	50,000	$0.30	15,000	Asset acquisition
September 30, 2020	250,000	$0.25	$62,500	Compensation
October 28, 2020	50,000	$0.20	$10,000	Cash, Warrants

Notes:

(1)	On February 29, 2012 a total of 2,000,000 common shares were surrendered to the company for cancellation and returned to the company's treasury for consideration of $0.05 per share.

Resolutions/Authorizations/Approvals

Not Applicable.

B.	Memorandum and Articles of Association

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

Share Rights

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

Procedures to Change the Rights of Shareholders

Our articles state that the Company may by resolution of its directors or Company shareholders: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of its unissued or fully paid issued shares without par value; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) consolidate all or any of its unissued or fully paid issued shares without par value; (h) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; (i) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued; (j) change the name of the Company; or (k) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

An amendment of our articles by shareholders would require the approval of holders of two-thirds of the votes of the Company's common shares cast at a duly called special meeting.

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

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons who are, present in person or by proxy, shareholders who, in the aggregate hold at least 1% of the issued shares entitled to be voted at the meeting.

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

Limitations on Ownership of Securities

No share may be issued until it is fully paid.

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The purpose of the Investment Act is to provide for the review of significant investments in Canada by non-Canadians in a manner that encourages investment, economic growth and employment opportunities in Canada and to provide for the review of investments in Canada by non-Canadians that could be injurious to national security.  The Investment Act generally prohibits implementation of a direct reviewable investment (based on certain thresholds) by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a "Trade Agreement Investor" under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2021 threshold for WTO investors that are SOEs is $415 million based on the book value of the Canadian business' assets. The 2021 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors that are not SOEs is $1 billion (unless the WTO member is a party to one of a list of certain free trade agreements, in which case the amount is $1.5 billion), also based on the "enterprise value" of the Canadian business being acquired.

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

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires every person or company who acquires beneficial ownership of, or control or direction over, voting or our common shares (or securities convertible into such securities) which, together with the acquiror's previously acquired securities, represents 10% or more of the outstanding securities of that class to file, subject to certain exceptions, a press release and an early warning report, each of which contain certain prescribed information (including the acquiror's identity, intention and extent of holdings). In addition, such acquiror must make further disclosures where:

(i)

such acquiror or any person acting jointly or in concert with such acquiror, acquires or disposes beneficial ownership of, or acquires or ceases to have control or direction over securities (or securities convertible into such securities) in an amount equal to 2% or more of the outstanding securities of the class of securities that was the subject of such acquiror's most recent early warning report;

(ii)

such acquiror's beneficial ownership of, or control or direction over, the outstanding securities of the class of securities that was the subject of the acquiror's most recent early warning report decreases to less than 10%; or

(iii)	there is a change in a material fact contained in the acquiror's most recent early warning report.

Securities legislation in Canada also requires insiders of the Company to file reports disclosing information about transactions involving securities of the Company (or related financial instruments) held by such insider. Insiders of the Company include, among others, the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company, directors of the Company and persons or companies that have beneficial ownership of, or control or direction over (or a combination thereof), whether direct or indirect, common shares of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding voting securities.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.	Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the previous two years are the following:

(a)

Assignment Agreement with Manchester Metropolitan University dated March 12, 2019, whereby Manchester Metropolitan assigned the patent, rights and technology to the Shoe Scanner technology to the Company for C$30,000.

(b)	Memorandum of understanding with Abicom International Ltd. dated February 19, 2019, to assist in the continued development of the Company's Wi-Ti system and prototype.
(c)

Letter agreement with Aerowave Corporation dated October 17, 2019, whereby the Company acquired the finished goods and inventory held by Aerowave, in exchange the Company issued 50,000 common shares to Aerowave.

(d)

Letter of Intent with SDS Group Australia Pty Ltd dated June 9, 2020, to work together to position the Company's Unmanned Aircraft Systems (UAS) for procurement focused evaluations following initial consultation with members of the Australian Government.

(e)

Consulting agreement with Douglas Smith, Chairman and a director of the Company, dated April 1, 2020, for services to the Company.  The Company will pay Mr. Smith CAD $250,000 per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears.

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

We believe we were not a PFIC for the year ending November 30, 2020 and do not expect to be classified as a PFIC for the year ending November 30, 2021. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending November 30, 2021 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

The financial statements of our company for the year ended November 30, 2020  included in this annual report have been audited by Manning Elliott LLP, Chartered Professional Accountants, with a business address at 1700 - 1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934 (United States), and we file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1024, Washington, DC, 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our company referred to in this Form 20-F may be viewed at our offices, Suite 206 - 1045 West 8th Avenue, Vancouver, British Columbia V6H 1C3, or you may request them by calling our office at 604-729-2500.  Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I.	Subsidiary Information

Refer to the notes to the consolidated financial statements under Item 18.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Liquidity Risk

Liquidity risk is the risk that our company is not able to meet its financial obligations as they become due. There can be no assurance that our company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Our company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of November 30, 2020, the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2020, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

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

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that the internal control over financial reporting has the following material weakness and significant deficiency in internal controls as of November 30, 2020:

1)  The Company does not have a formal policy on closing the general ledger at fiscal year-end which resulted into cut-off errors in the expenses and accounts payable balances.

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

Attestation Report of the Registered Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm on our internal control over financial reporting.  Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Controls over Financial Reporting

During the period ended November 30, 2020, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The members of our audit committee are Tim Crowhurst, Thomas Nash and Angelos Kostopoulos. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

The Board of Directors has determined that Tim Crowhurst, and Angelos Kostopoulos, who are independent directors, are audit committee financial experts as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our company has not adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because we do not believe that, given our small size and limited operations, a code of ethics is warranted. As our company grows, we may adopt a Code of Ethics in the future.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Our external auditors, Manning Elliott LLP, Chartered Professional Accountants, charged total fees of $28,000 for the audit engagement. Our previous external auditors, MNP LLP, Chartered Professional Accountants, charged $40,000 for the year ended November 30, 2019. $32,000 of the $40,000 charged was for audit fees and $8,000 was for audit-related fees or income tax preparation fees.

The following table sets forth the fees for professional audit services for the audit of the Company's annual financial statements by Manning Elliott LLP, Chartered Professional Accountants for the fiscal year 2020 and MNP LLP, Chartered Professional Accountant for fiscal year 2019, respectively, and fees billed for other services rendered during 2020 and 2019.

	Fiscal 2020	Fiscal 2019
Audit Fees (1)	$28,000	$32,000
Audit Related Fees (2)	Nil	8,000
Tax Fees (3)	Nil	Nil
All Other Fees	Nil	Nil
Total	$28,000	$40,000

(1)  On July 8, 2020, MNP LLP resigned as the auditors of the Company and Manning Elliott LLP was appointed as the auditors of the Company. Manning Elliott LLP was engaged as auditors for the fiscal year 2020 and going forward are the auditors for the Company. Manning Elliott LLP did not receive any fees in respect of the fiscal year 2019.

(2)  Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statement.  This category includes fees related to consultation regarding generally accepted accounting principles.

(3)  Tax Fees consist of fees for tax compliance, tax advice and tax planning. The fee includes the preparation of the Company's income tax returns, franchise tax reports, and other tax filings.

Our audit committee pre-approves all audit and non-audit services provided to the Company.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective as of July 8, 2020, the Company did not reappoint MNP LLP as the Company's independent registered public accounting firm, and appointed Manning Elliott LLP to serve as its independent registered public accounting firm.  The engagement of Manning Elliott LLP was approved by the board of directors of the Company.

The reports of MNP LLP on the Company's financial statements as of and for the fiscal year ended November 30, 2019 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal year ended November 30, 2019 and the subsequent interim period from December 1, 2019 to July 8, 2020, (i) there were no disagreements, resolved or not, between the Company and MNP LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MNP LLP, would have caused MNP LLP to make reference to the subject matter of such disagreements in connection with its report on the Company's financial statements for such year, and (ii) there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

During the Company's fiscal year ended November 30, 2019 and through July 8, 2020, the Company did not consult with Manning Elliott LLP on either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on our financial statements, and Manning Elliott LLP did not provide either a written report or oral advice to us that Manning Elliott LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(v) of Form 20-F and the related instructions, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided MNP LLP with a copy of the disclosures in Item 16F of this Form 20-F and requested that MNP LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not MNP LLP agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided from MNP LLP is filed as Exhibit 15.2 to this Form 20-F.

The Company provided Manning Elliott LLP with a copy of the disclosures in Item 16F of this Form 20-F and requested that Manning Elliott LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Manning Elliott LLP agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided from Manning Elliott LLP is filed as Exhibit 15.3 to this Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See "Item 18 - Financial Statements".

ITEM 18.	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended November 30, 2020 and November 30, 2019, including: independent auditors' report by Manning Elliott LLP, Chartered Professional Accountants,  statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2020 and 2019

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Plymouth Rock Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Plymouth Rock Technologies Inc. and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at November 30, 2020, and the consolidated statements of loss and comprehensive loss, changes in shareholders'  equity (deficiency), and cash flows for the year ended November 30, 2020, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2020, and its financial performance and its cash flows for the year ended November 30, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 the Company has not generated revenue or cash flow from operations since inception. As at November 30, 2020, the Company has a working capital deficiency of $242,819 and an accumulated deficit of $8,893,128. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The consolidated financial statements as at November 30, 2019 and for the years ended November 30, 2019 and 2018, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 31, 2020.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

March 24, 2021

We have served as the Company's auditor since 2020.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Note	November 30, 2020	November 30, 2019

ASSETS

Current assets
Cash		$24,713	$583,119
Accounts receivable		2,786	1,488
Sales tax receivable		4,317	12,310
Inventories		19,695	-
Prepaid expenses	3	25,908	105,539
Due from related parties	7	2,500	25,070
Total current assets		79,919	727,526

Non-current assets
Equipment	4	66,818	12,464
Right-of-use asset	15	114,648	-
Total assets		$261,385	$739,990

LIABILITIES

Current liabilities
Accounts payable	6	$242,278	$217,023
Lease liability	15	34,105	-
Due to related parties	7	46,355	10,035
Total current liabilities		322,738	227,058
Non-current liabilities
Lease liability	15	90,735	-
Total liabilities		413,473	227,058

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	7, 10	7,376,763	5,676,498
Shares to be issued	14	-	22,811
Contributed surplus	10	1,298,487	736,271
Accumulated other comprehensive income		65,790	46,244
Deficit		(8,893,128)	(5,968,892)

Total shareholders' equity (deficit)		(152,088)	512,932

Total liabilities and shareholders' equity (deficit)		$261,385	$739,990

Going concern - Note 1
Commitments - Note 14
Subsequent events - Note 18

These consolidated financial statements are authorized for issuance by the Board of Directors on March 24, 2021.

Approved on behalf of the Board:

"Tim Crowhurst"                                                                      "Angelos Kostopoulos"
Tim Crowhurst, Director                                                          Angelos Kostopoulos, Director

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

		For the year ended November 30,
	Note	2020	2019	2018
Sales		$70,931	$28,257	$-
Cost of sales		31,316	11,891	-
Gross Profit		39,615	16,366	-

OPERATING EXPENSES
Accounting and audit fees	7	67,282	80,415	66,463
Amortization	4	2,985	1,717	-
Amortization; right-of-use asset	15	38,216	-	-
Business development		1,081,478	739,615	11,326
Consulting fees	7,10	275,182	125,685	187,015
General office expenses		111,394	68,602	46,466
Insurance		11,928	5,416	9,500
Interest and accretion	15	20,449	-	-
Legal fees		74,528	103,535	166,124
Management fees	7	110,125	125,390	71,842
Rent	15	35,325	77,186	30,000
Research and development		386,044	399,720	-
Stock-based compensation	7, 10	479,107	692,091	-
Transfer agent and filing fees		77,919	111,709	71,076
Wages, salaries and benefits	7	292,218	513,729	21,843
Total expenses		3,064,180	3,044,810	681,655

OTHER INCOME (EXPENSES)
Loss on disposition of exploration and evaluation assets		-	-	(156,012)
Acquisition costs		-	-	(159,563)
Write-off of inventories		-	(22,800)	-
Impairment of development assets	5	-	(1,315,678)	-
Impairment of goodwill	13	-	(256,874)	-
Interest income		193	14,226	8,630
Interest expense		(165)	(394)	(1,184)
Foreign exchange gain (loss)		(517)	(2,322)	(8,441)
Paycheck protection program	8	100,818	-	-
NET LOSS BEFORE INCOME TAX		(2,924,236)	(4,612,286)	(998,225)

Deferred tax recovery	17	-	245,479	11,324
NET LOSS		(2,924,236)	(4,366,807)	(986,901)

OTHER COMPREHENSIVE INCOME
Foreign currency translation		19,546	46,244	-

TOTAL COMPREHENSIVE LOSS		$(2,904,690)	$(4,320,563)	$(986,901)

LOSS PER SHARE, Basic and Diluted		$(0.08)	$(0.14)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		37,525,451	32,157,904	23,874,477

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

(Expressed in Canadian dollars)

						Accumulated other comprehensive losses
	Share capital		Shares to be issued
	Number of shares	Amount		Contributed Surplus	Deficit		Total

Balance, November 30, 2017	19,349,500	$1,218,766	$-	$106,109	$(615,184)	$-	$709,691

Net loss for the year	-	-	-	-	(986,901)	-	(986,901)
Shares issued for warrants exercised	2,045,000	204,500	-	-	-	-	204,500
Private placements	6,510,550	2,604,220	-	-	-	-	2,604,220
Shares issued for acquisition	3,000,000	1,240,200	-	-	-	-	1,240,200
Shares issued for options exercised	625,000	87,500	-	-	-	-	87,500
Share issuance costs	-	(253,794)	-	128,995	-	-	(124,799)
Finder's fee - acquisition	231,250	159,562	-	-	-	-	159,562
Fair value of options exercised	-	50,080	-	(50,080)	-	-	-

Balance, November 30, 2018	31,761,300	5,311,034	-	185,024	(1,602,085)	-	3,893,973

Net loss for the year	-	-	-	-	(4,366,807)	-	(4,366,807)
Shares issued for warrants exercised	910,300	187,120	-	-	-	-	187,120
Stock-based compensation	-	-	-	692,091	-	-	692,091
Shares issued for options exercised	125,000	37,500	-	-	-	-	37,500
Fair value of agent warrants exercised	-	127,254	-	(127,254)	-	-	-
Fair value of options exercised	-	13,590	-	(13,590)	-	-	-
Shares to be issued	-	-	22,811	-	-	-	22,811
Foreign currency translation	-	-	-	-	-	46,244	46,244

Balance, November 30, 2019	32,796,600	5,676,498	22,811	736,271	(5,968,892)	46,244	512,932

Net loss for the year	-	-	-	-	(2,924,236)	-	(2,924,236)
Shares issued for warrants exercised	1,233,334	246,667	-	-	-	-	246,667
Private placements	8,232,330	1,367,325	(22,811)	83,109	-	-	1,427,623
Share issuance costs	-	(38,727)	-	-	-	-	(38,727)
Shares issued as compensation	500,000	125,000	-	-	-	-	125,000
Stock-based compensation	-	-	-	479,107	-	-	479,107
Foreign currency translation	-	-	-	-	-	19,546	19,546

Balance, November 30, 2020	42,762,264	$7,376,763	$-	$1,298,487	$(8,893,128)	$65,790	$(152,088)

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIS INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the year ended November 30,
	2020	2019	2018

Cash Provided By (Used In)

Operating Activities

Net loss for the period	$(2,924,236)	$(4,366,807)	$(986,901)

Items not affecting cash:
Stock-based compensation	479,107	692,091	-
Acquisition cost	-	-	159,563
Amortization expense	2,985	1,717	-
Foreign exchange loss	-	-	3,743
Loss on disposition of exploration and evaluation assets	-	-	156,012
Amortization, right-of-use asset	38,216	-	-
Interest and accretion	20,449	-	-
Impairment of development assets	3,576	1,286,094	-
Impairment of goodwill	-	256,876	-
Shares issued as compensation	125,000	-	-
Interest expense	-	394	1,184
Write-off of inventory	-	22,800	-
Deferred income tax recovery	-	(245,479)	(11,324)

Changes in non-cash working capital:
Sales tax receivable	2,993	(1,324)	(4,413)
Accounts receivable	(1,334)	(1,488)	-
Inventories	(19,695)	-	-
Prepaid expenses	77,590	(55,627)	(6,890)
Due from related parties	(22,570)	(20,673)	11,350
Due to related parties	36,320	9,792	3,000
Accounts payable	67,084	104,272	10,911
Net cash used in operating activities	(2,114,515)	(2,317,362)	(663,765)

Investing Activities

Purchase of equipment	(57,518)	(14,175)	-
Exploration and evaluation assets	-	-	15,000
Acquisition of business	-	-	47,467
Lease payment	(48,473)	-	-
Development expenses on intangible assets	(3,576)	-	-
Net cash provided by (used in) investing activities	(109,567)	(14,175)	62,467

Financing Activities

Common shares issued for cash, options and warrants exercised, net of share issuance costs	1,635,564	224,619	3,198,840
Loan payable	-	(52,256)	50,000
Net cash provided by financing activities	1,635,564	172,363	3,248,840

Increase (decrease) in cash	(588,518)	(2,159,174)	2,647,542

Effect of foreign exchange rate changes on cash	30,112	(1,401)	-
Cash, beginning of the period	583,119	2,743,694	96,152

Cash, end of the period	$24,713	$583,119	$2,743,694

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 206 - 1045 West 8th Avenue, Vancouver, BC, V6H 1C3.

On March 10, 2016, the Company's common shares commenced trading on the CSE. On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock Technologies Inc. (Plymouth Rock USA) and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with the new trading symbol "PRT" on November 1, 2018.  As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

Going Concern

The Company incurred a net loss of $2,924,236 (2019 - $4,366,807) for the year ended
November 30, 2020. As at November 30, 2020, the Company had a history of losses and an accumulated deficit of $8,893,128 (November 30, 2019 - $5,968,892).

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

The Company is not expected to be profitable during the ensuing twelve months, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year ended November 30, 2020, the Company received net cash proceeds of $1,635,564 (2019 - $172,363) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. Material uncertainties may come into existence that could influence management's going concern assumption. The duration and impact of the COVID-19 outbreak is currently unknown and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods, such as:

  This will and has impacted demand and testing for the Company's products and services in the near term and will and has impacted the Company's supply chains.
  It may and has also impacted the availability of external funding sources during this period.
  the effect on labor availability due to the severity and the length of potential measures taken by governments to manage the spread of the disease.

Management continues to closely evaluate the impact of COVID-19 on the Company's business.

2. SIGNIFICANT ACCOUNTING POLICIES Basis of presentation

These consolidated financial statements ("Financial Statements") have been prepared in accordance with IFRS as issued by the International Accounting Standard Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These Financial Statements are authorized for issue by the Board of Directors on March 24, 2021.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency. The functional currency of Plymouth Rock USA is U.S. Dollars. The assets and liabilities of Plymouth Rock USA are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

Significant estimates used in preparing the Financial Statements include, but are not limited to the following:

(i) Deferred taxes

The calculation of deferred tax is based on the ability of the Company to generate future taxable income, the estimation of which is subject to significant uncertainty as to the amount and timing. The calculation of deferred tax is also based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.

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

(iii) Impairment of non-financial assets

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

At November 30, 2019, Management was unable to project cash flows that can be generated from its CGUs and consequently, the intangible assets acquired and the goodwill generated from a previously completed business acquisition were determined to be impaired, therefore an impairment loss of $1,572,552 was charged for the 2019 year end. No impairment loss was recorded during the year ended November 30, 2020.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2020. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(i) Going concern (continued)

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

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

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at November 30, 2020, the development costs are not capitalized as management was unable to demonstrate the future economic benefits to be generated from the utilization of the associated expenditures.

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiary is presented in the table below. Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018.

Entity	Country of Incorporation	Effective Economic Interest

Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (Continued)

Depreciation

Half of the normal depreciation is taken in the year of acquisition for equipment with declining balance method. The depreciation rates applicable to each category of property and equipment are as follows:

Computer equipment 55% declining balance

Furniture 20% declining balance

Inventories

The Company values inventories at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. Cost includes the costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition. Inventory consists of parts used in the construction of its products.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

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

Earnings (loss) per share

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

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

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains, and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, lease liability, and due to related parties.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest (continued)

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

Government Grants

Government grants are recognized at fair value once there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.  A forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

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

Change in accounting policies

IFRS 16, Leases

The company adopted IFRS 16 effective December 1, 2019. IFRS 16 specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. For leases where the Company is the lessee, it recognizes a right-of-use asset and a lease liability for its office premises leases previously classified as operating leases.

The Company chose to adopt the modified retrospective approach on transition to IFRS 16 and has chosen not to restate comparative information in accordance with the transitional provisions in IFRS 16. As a result, the comparative information continues to be presented in accordance with the Company's previous accounting policies. The adoption of IFRS 16 resulted in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position. An amortization expense on the right-of-use asset and an interest expense on the lease liability has replaced the operating lease expense. IFRS 16 has changed the presentation of cash flows relating to leases in the Company's consolidated statements of cash flows, however, it does not cause a difference in the amount of cash transferred between the parties of the lease. In accordance with the transition of IFRS 16, as at December 1, 2019 the Company recognized a right-of-use asset and lease liability of $152,864. When measuring lease liabilities, the Company's incremental borrowing rate applied was 15% per annum.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards, amendments and interpretations not yet effective

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

IFRIC 23 - Uncertainty over Income Tax Treatments - clarifies the accounting for uncertainties in income taxes. This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined by applying this Interpretation. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

These new and amended standards are not expected to have a material impact on the Company's Financial Statements.

3. PREPAID EXPENSES

As at November 30, 2020 and 2019, the Company's prepaid expenses consist of the following:

	2020	2019

Advertising and promotions	$3,000	$38,146
Rent	10,611	17,043
Others	12,297	50,350
	$25,908	$105,539

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

4. EQUIPMENT

	Computer	Furniture	Demo Equipment	Total

Cost:
Balance at November 30, 2018	$-	$-	$-	$-
Additions	1,720	12,453	-	14,173
Foreign currency translation adjustment	6	2	-	8
Balance at November 30, 2019	1,726	12,455	-	14,181
Additions	-	-	61,162	61,162
Foreign currency translation adjustment	(42)	(304)	(3,644)	(3,990)
Balance at November 30, 2020	$1,684	$12,151	$57,518	$71,353

Accumulated Amortization:
Balance at November 30, 2018	$-	$-	$-	$-
Amortization	474	1,245	-	1,719
Foreign currency translation adjustment	(1)	(1)	-	(2)
Balance at November 30, 2019	473	1,244	-	1,717
Amortization	702	2,283	-	2,985
Foreign currency translation adjustment	(41)	(126)	-	(167)
Balance at November 30, 2020	$1,134	$3,401	$-	$4,535

Net Book Value:
At November 30, 2019	$1,253	$11,211	$-	$12,464
At November 30, 2020	$550	$8,750	$57,518	$66,818

The Company's demo equipment is under construction as at November 30, 2020 and therefore, is not currently subject to amortization.

5. INTANGIBLE ASSETS

The Company's intangible assets were composed of the assets acquired from the business acquisition of Plymouth Rock USA (Note 13). The Company is in the process of developing and commercializing the following intangible assets: (1) A Millimeter Remote Imaging from Airborne Drone ("Drone X1 System"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti"). These assets can remotely detect, locate and identify the presence of threats.

	Drone X1 System	Shoe- Scanner	Wi-Ti	Total
Balance at November 30, 2018	$868,547	$-	$372,234	$1,240,781
Additions	-	30,000	-	30,000
Impairment	(900,260)	(29,592)	(385,826)	(1,315,678)
Foreign currency translation adjustment	31,713	(408)	13,592	44,897
Balance at November 30, 2019 and 2020	$-	$-	$-	$-

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

5.    INTANGIBLE ASSETS AND GOODWILL (continued)

For impairment testing purposes, the Company identified that each intangible asset is a separate cash- generating unit ("CGU'). Management was unable to project cash flows that could be generated from each of the CGUs, and consequently an impairment loss to write-down the carrying amounts to $nil was recognized during the year ended November 30, 2019.

During the year ended November 30, 2020, research and development costs of $386,044 (2019 - $399,720) were expensed as management was unable to demonstrate the future economic benefits to be generated from the utilization of the assets.

6. ACCOUNTS PAYABLE

As at November 30, 2020 and 2019, the Company's accounts payable consist of the following:

	2020	2019

Professional fees	$74,178	$80,216
Funds to be returned to investors	43,046	38,646
Advertising costs	5,164	8,556
Development costs	77,675	42,430
Others	42,215	47,175
	$242,278	$217,023

7. RELATED PARTY TRANSACTIONS AND BALANCES

Key management compensation

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Key management is comprised of directors and officers of the Company.

As at November 30, 2020, $46,355 (2019 - $10,035) was due to directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by CFO	$3,865	$5,000
CEO of the Company	823	5,035
Director	41,667	-
	$46,355	$10,035

As at November 30, 2020, $2,500 (2019 - $25,070) was due from directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by Corporate Secretary	$-	$5,250
Director	2,500	19,820
	$2,500	$25,070

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

7. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

As at November 30, 2020, $Nil (2019 - $26,578) prepayment had been made to the CEO of the Company pertaining to expenses to be incurred on behalf of the Company (Note 3).

During the years ended November 30, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	November 30, 2020	November 30, 2019	November 30, 2018
Management fees	$114,125	$123,000	$71,842
Consulting fees	166,667	-	-
Accounting fees	22,852	24,490	20,748
Rent	20,000	-	-
Share-based payments	271,993	260,145	-
Salaries and benefits to CEO	133,387	318,790	13,200
	$729,024	$726,425	$105,790

Accounting fees of $22,852 (2019 - $24,490) were paid to a Company controlled by the CFO and rent of $20,000 (2019 - $Nil) was paid to a Company controlled by a Former director. Consulting fees of $166,667 (2019 - $Nil) were paid or accrued to a Director in common shares. During the year ended November 30, 2020, 500,000 shares valued at $125,000 were issued for consulting services to a director of the Company (Note 10).

8. GOVERMENT ASSITANCE RECEIVED

On May 4, 2020, the Company received a CARES Act Paycheck Protection Program Loan ("PPP Loan") of USD$75,000. The PPP Loan bears interest at 1% per annum and is repayable monthly staring on December 4, 2020. The loan is forgivable if PRT USA meets the requirements outlined below:

i) The loan proceeds are used to cover payroll costs, and most mortgage interest, rent, and utility costs over the 24-week period after the loan is made; and

ii) Employee and compensation levels are maintained. Payroll costs are capped at $100,000 on an annualized basis for each employee

During the year ended November 30, 2020 it was determined that the Company met the requirements for loan forgiveness. As such, the PPP Loan was treated as a government grant and recorded as other income on the consolidated statement of loss and comprehensive loss for the year ended November 30, 2020.

During the year November 30, 2020, the Company incurred the following qualifying expenses:

- Wages, salaries, and benefits of $76,581 (USD $56,970)

- Rent of $24,237 (USD $18,030)

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

9. CAPITAL MANAGEMENT

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

10. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2020, there were 42,762,264 common shares issued and outstanding (2019 - 32,796,600).

During the year ended November 30, 2020:

On September 30, 2020, the Company issued 50,000 common shares pursuant to the exercise of 50,000 share purchase warrants at $0.20 per share.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 7) valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of $0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $81,609.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation as described in Note 14. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

On September 24, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On September 22, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 7) valued at a total of $62,500.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10.   SHARE CAPITAL (continued)

(a) Common Shares (continued)

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of $0.15 per unit for gross proceeds of $557,825. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of $0.15 per unit for gross proceeds of $469,250. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,727 in share issuance costs.

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 per unit for aggregate gross proceeds of up to $4,000,000 (the "Offering"). Each unit will be comprised of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 for two years from closing of the Offering. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement. As at November 30, 2020, the Company holds $4,400 in connection with this cancelled private placement. These funds are payable to investors and have been reclassified to accounts payable and accrued liabilities.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(a) Common Shares (continued)

On April 25, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to nine months. The new expiry date of the warrants is October 25, 2019. Finder's fees of cash equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to five finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018.

266,850 finder's warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of

$814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to nine months. The new expiry date of the warrants is November 18, 2019. Finder's fees of cash in an amount equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to four finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder's warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities since investors overpaid for their subscription.

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

As at November 30, 2020, the Company has 405,000 common shares (2019 - 810,000) held in escrow.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(b) Stock Options

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

During the year ended November 30, 2020, 200,000 (2019 - 150,000) options issued to a director and a consultant were cancelled before vesting.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2020 amounted to

$479,107 (2019 - $692,091; 2018 - $nil).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(c) Stock Options (continued)

Stock option transactions and the number of stock options outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	0.14
Balance, November 30, 2018	125,000	0.30
Granted	3,300,000	0.58
Exercised	(125,000)	0.30
Cancelled	(150,000)	0.60
Balance, November 30, 2019	3,150,000	0.58
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	$0.58

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
January 15, 2024	$0.60	2,150,000	1,881,250	2.28	$0.44
March 20, 2024	0.60	150,000	93,750	0.17	0.03
November 28, 2024	0.50	650,000	325,000	0.88	0.11
		2,950,000	2,300,000	3.33	$0.58

(d) Share purchase warrants

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022. During the year ended November 30, 2020, 1,233,334 warrants were exercised at $0.20 per share.

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(d) Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2017	2,640,000	$0.10
Warrants granted	3,567,275	0.58
Warrants exercised	(2,045,000)	0.10
Balance, November 30, 2018	4,162,275	0.51
Warrants expired	(3,251,975)	0.60
Warrants exercised	(910,300)	0.21
Balance, November 30, 2019	-	-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	$0.23

Expiry Date	Exercise Price	Numbers of warrants outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price
April 24, 2022	$0.20	2,145,000	0.48	$0.07
May 15, 2022	0.20	3,468,831	0.80	0.11
September 30, 2022	0.50	692,583	0.20	0.05
		6,306,414	1.48	$0.23

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

11. FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, accounts receivable and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

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

For the years ended November 30, 2020 and 2019, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short-term nature.

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

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, leases, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $13,325 (2019 - $7,110).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

12. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended November 30, 2020, 2019 and 2018 the Company has the following non-cash investing and financing activities:

	November 30
	2020	2019	2018
Non-cash financing activities:
Fair value of options cancelled and expired	$-	$59,553	$-
Fair value of options exercised	-	13,590	50,080
Fair value of agent warrants granted	-	127,254	-
Shares issued for options exercised	-	37,500	-
Shares issued for warrants exercised	-	187,120	-
Share issuance costs	-	-	128,995
Non-cash investing activities:
Shares issued for acquisition	-		1,399,763
Shares to be issued for acquisition of inventory	-	22,800	-
Shares issued for consulting services	$125,000	$-	$-

13.   BUSINESS ACQUISITON

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

The purchase price allocation of Plymouth Rock USA is as follows:

Consideration
Common shares	$1,240,200
Purchase Price Allocation:
Cash	47,467
Prepaid	2,626
Intangible assets:
Development assets	304,000
Intellectual and engineering development	936,781
Loan	(50,674)
Deferred tax liability	(253,975)
Goodwill	253,975
$1,240,200

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

13. BUSINESS ACQUISITON (continued)

These fair value assessments require management to make significant estimates and assumptions as well as applying judgement in selecting appropriate valuation techniques. The Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition and the cost related to acquisition were recognized as an expense in the year ended November 30, 2018.

During the year ended November 30, 2019, the Company recognized impairment of Goodwill of $256,874 which brought down the carrying value of Goodwill to $Nil.

14. COMMITMENTS

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory and name rights from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). The acquisition is an asset acquisition. Under the terms of the agreement, Plymouth Rock will issue Aerowave's principals 50,000 common shares. The common shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these common shares was $22,811. The entire purchase consideration was allocated to finished goods as of the acquisition date. As the Company was not able to sell any of the acquired inventory, the entire amount has been expensed during the year ended November 30, 2019. On September 30, 2020, the Company issued 50,000 common shares to Aerowave (Note 10a).

On January 2, 2020, the Company entered into an advertising agreement with an arm's length party for 12 months. The Company shall pay a total of $36,000 in four equal installments - $9,000 on February 2, 2020, $9,000 on May 2, 2020, $9,000 on August 2, 2020 and $9,000 on November 2, 2020. As at November 30, 2020, $3,000 was included in prepaid (Note 3).

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. The Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears (Note 7).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

15. RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use Assets

The following is the continuity of the cost and accumulated amortization of right-of-use assets, for the year ended November 30, 2020:

2020
Recognition upon adoption of IFRS 16	$152,864
Amortization expense for the year	(38,216)
$114,648

Lease liability

The following is the continuity of lease liability, for the year ended November 30, 2020:

2020
Recognition upon adoption of IFRS 16	$152,864
Lease payments	(48,473)
Interest expense on lease liability	20,449
$124,840
Current portion	$34,105
Long-term portion	$90,735

As at November 30, 2020, the minimum lease payments for the lease liabilities are as follows:

Year ending:
2021	$49,925
2022	51,425
2023	52,974
$154,324
Less: Interest expense on lease liabilities	(29,484)
Total present value of minimum lease payments	$124,840

In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020 which was extended for an additional three years. The minimum base rent is USD$2,917 per month for the period from December 1, 2018 to November 30, 2019, USD$3,005 per month from December 1, 2019 to November 30, 2020, USD$3,095 per month from December 1, 2020 to November 30, 2021, USD$3,188 per month from December 1, 2021 to November 30, 2022 and USD$3,284 per month from December 1, 2022 to November 30, 2023.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

16. SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in
Note 1. With the acquisition of PRT USA, the Company's principal business activity through its subsidiary was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company now focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned technologies encompass the very latest radar, imaging and Unmanned Aerial System (UAS) technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

The Company's revenues were generated in the US and were mostly composed of sales of engineering design services and radar components to well-known US government agencies and prime contractors. All the long-lived assets are located in the U.S. as of November 30, 2020 and 2019.

17. INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2020, 2019, and 2018:

	2020	2019	2018

Net loss before tax and comprehensive loss	$(2,924,236)	$(4,612,286)	$(998,225)
Statutory tax rate	27.00%	27.00%	26.92%

Expected income tax (recovery)	$(789,544)	$(1,245,317)	$(268,689)
Non-deductible items and others	44,866	61,781	43,592
Goodwill impairment	-	186,864	-
Change in estimates	-	(214,745)	-
Change in deferred tax assets not recognized	744,678	965,938	213,774
Income tax expense (recovery)	$-	$(245,479)	$(11,323)

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

17. INCOME TAXES (continued)

The unrecognized deductible temporary differences as at November 30, 2020 and 2019 are comprised of the following:

	2020	2019
Non-capital loss carry forwards	$3,819,983	$2,258,584
Net operating losses	2,291,555	1,426,074
Intangible assets	1,300,828	1,316,280
Others	206,771	188,156
Total unrecognized deductible temporary differences	$7,619,137	$5,189,094

Non-capital losses carryforward:

The Company has non-capital loss carryforwards and net operating losses, for which no deferred tax asset has been recognized of approximately $6,111,538 (2019: $3,684,658) which may be carried forward to apply against future income for Canadian and US income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	2020
2031	$2,937
2032	73,161
2033	59,622
2034	117,154
2035	122,790
2036	138,822
2037	127,413
2038	675,203
2039	2,350,798
2040	2,443,638
TOTAL	$6,111,538

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

18. SUBSEQUENT EVENTS

On February 26, 2021, the Company signed a Letter of Intent (the "LOI") to acquire Tetra Drones Ltd. ("Tetra"), a company with which the Company has closely collaborated on sensor technology. Pursuant to the LOI, the Company will acquire Tetra for the sum of £350,000 GBP, payable on an installment basis. As a result of the acquisition, the Company will own all outstanding shares of Tetra and will assume Tetra's existing liabilities. The principal owner of Tetra will become part of the Company's management and shall be paid a monthly salary along with bonus shares or other equity instruments at the discretion of the board. All expenses related to the transaction will be paid by the Company. The Company is currently in the process of seeking counsel regarding attaining the necessary capital through equity issuance.

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit is comprised of one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid finders' fees in the amount of $10,480, issued 170,000 common shares, and issued 8% broker warrants in connection with some subscribers of the Offering.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant.

Subsequent to November 30, 2020, the Company issued an aggregate of 350,000 common shares pursuant to the exercise of stock options at prices ranging from $0.50 to $0.60 per common share.

Subsequent to November 30, 2020, the Company issued an aggregate of 5,700,666 common shares pursuant to the exercise of warrants at prices ranging from $0.20 to $0.50 per common share.

On December 31, 2020, the Company issued 250,000 common shares for payment of consulting fees to a Director.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended November 30, 2020

INTRODUCTION

The following information, prepared as of March 24, 2021, should be read in conjunction with the consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the year ended November 30, 2020  as well as the audited consolidated financial statements of the Company for the year ended November 30, 2019; including the notes thereto. The financial statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial condition. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance.  They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this MD&A and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the crisis has delayed the ability of the Company to progress and test its technologies development.  It is possible that COVID-19 may have other material adverse effect on the Company's business and financial condition, however the full effects of the impact are uncertain.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at
206 - 1045 West 8th Avenue, Vancouver, BC, V6H 1C3.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock Technologies Inc. (Plymouth Rock USA) and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018 (See "Business Acquisition" section of this report).  As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging and Unmanned Aerial System (UAS) technologies for quickly detecting, locating and identifying the presence of threats and for other applications such as, search and rescue missions for law enforcement, environmental and humanitarian missions for global government agencies, and inspection of infrastructure for structural damage.

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

On October 15, 2019, the Company launched its new product under development, the PRT-X1 which is a next level Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform (See DEVELOPING TECHNOLOGIES).

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory and name rights from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). The acquisition is an asset acquisition. Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the consolidated statements of financial position - equity section. The shares were subsequently issued on September 30, 2020.

On December 3, 2019, the Company launched its new SS1 Shoe-Scanner, floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques combined with artificial intelligence to inspect footwear without the need for removal by the wearer. The Company also filed a US Patent application for its "Ellipsoidal" scanning technique that will be used in the SS1 Shoe-Scanner (See DEVELOPING TECHNOLOGIES).

During the quarter ended February 29, 2020, the Company had produced successful 3D Images of potential threats or other concealments utilizing its new SS1 Shoe-Scanner (See DEVELOPING TECHNOLOGIES).

During the quarter ended February 29, 2020, the Company designed, fabricated, and delivered millimeter-wave sensor components to NASA's Jet Propulsion Laboratory (JPL) and The National Institute of Standards and Technology (NIST).

During the quarter ended May 31, 2020, the Company received Permission for Commercial Operations (PfCO) from the Civil Aviation Authority (CAA) to operate Small Unmanned Aircraft (SUA) / Small Unmanned Surveillance Aircraft (SUSA).

During the quarter ended May 31, 2020, the Company was awarded a Gold Stevie Award from The 18th Annual American Business Awards® under the category of PR: Technology; and a Silver ADDY Award from The American Advertising Federation for its corporate video, which premiered to investors and global audiences in 2019.

During the quarter ended August 31, 2020, the Company entered into a Letter of Intent (LOI) with SDS Group Australia Pty Ltd ("SDS") to work together to position PRT's Unmanned Aircraft Systems (UAS) for procurement focused evaluations following initial consultation with members of the Australian Government.

During the quarter ended August 31, 2020, the Company begin initial production of its X1 platform with integrated 5G command and control modules as standard. Airbus Industries first showcased the 5G UAS technology in 2019 as a proof of concept.

On July 16, 2020, the Company began a strategic alliance with Hummingbird Drones Fire AI for wildfire analysis from the Company's fleet of drones.

During the quarter ended August 31, 2020, the UK Patent Office issued patent PM333755GB that covers the utilization of millimeter wave (MMW) technologies for fast, contactless screening of passengers and individuals in highly secure environments.

On September 17, 2020 the Company executed a Letter of Intent (LOI) with R3 Technologies Inc. ("R3T") to collaborate on the market readiness, alternative use and sale of stand-off threat detection solutions to the US and international markets. R3T specializes in microwave radar detection systems, providing scientific and engineering capabilities to USA government laboratories and the US Department of Defense.

On October 29, 2020 the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings (See DEVELOPING TECHNOLOGIES).

During the quarter ended November 30, 2020, the Company  agreed to collaborate on the strategic market placement of products and services with Qatar based STA QSTP LLC ("STA") focusing on state security utilizing UAVs, sensors, and detectors from the Company.

On November 19, 2020, the SS1 Shoe-Scanner was accepted into the Transport Security Admission (TSA) Innovation Task Force (ITF) evaluation process (See DEVELOPING TECHNOLOGIES).

On January 28, 2021, the Company supplied its first Unmanned Aerial Vehicle (UAV) to the United Nations (UN) as part of UNSOM (United Nations Assistance Mission in Somalia) under the United Nations Environment Program (UNEP) for a tree-reseeding mission (See DEVELOPING TECHNOLOGIES).

As at February 3, 2021, the Company has reached a milestone in its progress of MediMod, the latest addition to its PRT X1 and XV UAV (Unmanned Aerial Vehicle) payload systems. MediMod is an active insulated refrigerated storage module that will have multiple medical uses and advantages, including assisting with the immediate need for rapid deployment of COVID-19 vaccine transportation to remote sites or between medical facilities as part of multiple national campaigns for mass vaccination (See DEVELOPING TECHNOLOGIES).

As at February 9, 2021, the Company's CODA-1(Cognitive Object Detection Apparatus) system has undergone further successful testing for detection of various concealed weaponry on a person at its laboratories. CODA is a uniquely designed, ultra-compact radar device that can be utilized for a variety of applications across many industries, covering everything from traditional radar for drone or aircraft detection, to low-power stand-off weapon detection.

On February 10, 2021 during the UN mission in Somalia a PRT drone broke the existing beyond visual line of sight (BVLOS) drone delivery record, and also believed to have set an additional new record for complete 'round trip' autonomous delivery capability. UN observers and aviation officials that monitor scheduled UN flights have agreed to supply the recorded flight data and witness statements required for the official recognition by adjudicators of Guinness World Records.

As at February 24, 2020, the Company's XV-S drone has passed more than 20 hours of flight testing. The XV-S is a fixed-wing UAS platform capable of vertical take-off and landing, removing the requirement for large runways or launch catapult and recovery nets, which are usually required by most fixed-wing drones. The XV-S can launch fully autonomously from an area as small as 100 square feet and operate for up to 4 hours.

Business Acquisition

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

With the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company now focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned technologies encompass the very latest radar, imaging and Unmanned Aerial System (UAS) technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

DEVELOPING TECHNOLOGIES

The Company's core technologies include: (1) A Millimeter-wave Remote Imaging system from Airborne Drone ("MiRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication). In addition, the Company launched on October 15, 2019 its newest technology, the "PRT-X1", a next level Unmanned Aerial System (UAS) drone.

MiRIAD (Millimeter-wave Remote Imaging from Airborne Drone) Updates

On April 3, 2019, the Company's MiRIAD system has passed internal payload flight testing demonstrations in the Morongo and Coachella Valley, California, USA. The test allowed the Company to assess the stability and maneuverability of a UAS (Unmanned Aircraft System) with a MiRIAD system attached. With the successful payload test and lightweight antenna design, the Company's management and scientific advisors are confident that Plymouth Rock would be the first company to realize millimeter-wave imaging from commercial drones.

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

Millimeter Wave, Shoe Scanning Technology

On March 12, 2019, Manchester Metropolitan University assigned the Millimeter-wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter-wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

The Millimeter-wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time objective of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events, theft prevention and other high throughput, screening applications.

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

PRT-X1 Updates

On October 15, 2019, the Company launched its new product under development, the PRT-X1 which is a search and rescue grade Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform. The prototype PRT-X1 has been unveiled live at the 2019 International Security Conference (ISC), at the Javits Center in New York City on November 20-21, 2019.

As of the end of November 2020, the PRT-X1 is starting its low rate demonstration phase. Multiple X1 systems are being manufactured for various applications and targeted customers.

RESULTS OF OPERATIONS

The following table provides a brief summary of the Company's financial operations for the last three fiscal years. This information has been presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar. For more detailed information, please refer to the November 30, 2020, 2019 and 2018 audited financial statements.

	Year Ended	Year Ended	Year Ended
	November 30, 2020	November 30, 2019	November 30, 2018
Revenues	$ 70,931	$ 28,257	$ -
Interest income	193	14,226	8,630
Net income (loss) for the year	(2,924,236)	(4,366,807)	(986,901)
Basic and diluted earnings (loss)
per share	(0.08)	(0.14)	(0.04)
Total assets	261,385	739,990	4,306,727
Total long term liabilities	90,735	-	245,813
Cash dividends	-	-	-

Year ended November 30, 2020 and 2019

During the year ended November 30, 2020, the Company had a comprehensive loss of $2,904,690 compared to a comprehensive loss of $4,320,563 for the year ended November 30, 2019. The decrease in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2020 amounted to $70,931 (2019 - $28,257) with gross profit of $39,615 (2019 - $16,366) resulting in a gross margin of 56% (2019 - 58%). The Company's sales for the year include Waveguide components. The decrease in gross margin resulted from higher cost of sales relating to reworks and scraps compared to last year.
  Accounting and audit fees of $67,282 (2019 - $80,415) consisted of accounting fees paid to a Company controlled by the CFO (See Transactions with Related Parties), and also includes audit fees.
  Amortization of the right-of-use asset in the amount of $38,216 (2019 - $Nil) was incurred in the year due to the recognition of the Company's leased premises in accordance with IFRS 16.
  Business development costs during the year ended November 30, 2020 of $1,081,478 (2019 - $739,615) significantly increased due to expenditures on marketing to promote the company's technologies, create market awareness and support the Company's financing plans.
  Consulting fees of $275,182 (2019 - $125,685) increased during the year due to continued efforts related to development of the Company's technologies.
  Research and development costs of $386,044 (2019 - $399,720) remained relatively similar compared the prior year. These amounts were recognized for non-capitalizable expenditures on enhancement of the Company's current technologies. The amounts consist of payments made for materials, consultants and subcontractors.
  General office expenses of $111,394 (2019 - $68,602) increased due to business expansion and an increase in activities to support the company's developments projects.
  Management fees of $110,125 (2019 - $125,390) were lower due to management temporarily discounting their management fees in response to the COVID-19 pandemic and to conserve cashflows during the current year. (See Transactions with Related Parties)
  Rent of $35,325 (2019 - $77,186) was lower in current year due to the recognition of the leased premises as a right-of-use asset under IFRS 16. (See Contractual Commitments)
  Stock based compensation of $479,107 (2019 - $692,091) refers to the portion of the value of the stock options granted by the Company which are expensed during the year (See Capital Stock). During the year ended November 30, 2020, the value of expense for 1,450,000 stock options granted to related parties corresponded to $271,993. (See Transactions with Related Parties)
7

  Transfer agent and filing fees of $77,919 (2019 - $111,709) was lower due to the absence of listing fees incurred last year for the OTC and Frankfurt markets.
  Wages, salaries and benefits of $292,218 (2019 - $513,729) was lower due to lower fees paid to the Company's CEO (See Transactions with Related Parties) and other employees as management decreased compensation to preserve cash resources during the COVID-19 crisis.
  Interest income of $193 (2019 - $14,226) decreased primarily due to the lower average daily balances in the Company's bank accounts.
  Foreign currency translation loss of $517 (2019 - $2,322) recognized in other comprehensive income was lower primarily due to fluctuations of currency.

Fourth Quarter Results

During the quarter ended November 30, 2020, the Company had a net loss of $625,644 compared to a net loss of $2,460,265 of quarter ended November 30, 2019. The operating expenses consist of accounting and audit fees of $32,000 (2019 - $46,264), business development of $113,551 (2019 - $292,079), consulting fees of $170,462 (2019 - recovery of $55,379), legal fees of $39,848 (2019 - $36,497), management fees of $36,000 (2019 - $31,590), office and administrative expenses of $22,930 (2019 - $31,623), insurance of $2,970 (2019 - $2,745), rent of $Nil (2019 - $19,589), stock-based compensation of $28,961 (2019 - $176,073), research and development costs of $136,774 (2019 - $399,720), wages, salaries and benefits of $142,975 (2019 - $103,914), and transfer agent and filing fees of $21,965 (2019 - $27,191).

During the quarter ended November 30, 2020, the Company recognized government grant income of $100,818 relating to the Paycheck Protection Program.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr 4	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	November	August	May	February	November	August	May	February
	30, 2020	31, 2020	31, 2020	29, 2020	30, 2019	31, 2019	31, 2019	28, 2019
Total Revenues, including interest income	$ 25,206	$ 20,777	$ 24,585	$ 556	$ 9,651	$ 22,791	$ 3,888	$ 6,153
Net loss	(625,644)	(823,776)	(626,880)	(847,936)	(2,460,265)	(885,806)	(626,323)	(394,413)
Basic and diluted loss per common share	(0.00)	(0.03)	(0.02)	(0.03)	(0.08)	(0.03)	(0.02)	(0.01)

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

The decrease in net loss for the quarter ended February 29, 2020 from the previous quarter is due to the absence of the impairment loss charges partially negated by the higher stock-based compensation and business development expenditures during this period.

The decrease in net loss for the quarter ended May 31, 2020 from the previous quarter is due to the decrease of business development expenditures and decrease of wages, salaries and benefits during this period. This was partially negated by the research and development expenditures during this period. The decreases relate in part to decreased operations and management decreasing compensation costs in response to the COVID-19 pandemic.

The increased net loss in the quarter ended August 31, 2020 compared with the quarter ended May 31, 2020 was primarily due to increase in business development, research and development expenses and consulting fees partially offset by decreases in stock-based compensation and wages, salaries and benefits. The increases were for business expansion activities undergone by the Company while the decreases mostly pertain to agreements with management for lower compensation due to the COVID-19 pandemic.

The decreased net loss in the quarter ended November 30, 2020 compared with the quarter ended August 31, 2020 was primarily due to decreases in business development, research and development expenses and consulting fees. This related to decreased operations and expenditures in response to the COVID-19 pandemic.

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

As at November 30, 2020, the Company had $79,919 in current assets (2019 - $727,526) and $322,738 in current liabilities (2019 - $227,058) for a working deficit of $242,819 compared to a working capital position of $500,468 as at November 30, 2019. The change from the working capital to current working deficit is primarily due to a significantly lower cash balance, lower prepaid expense balance, increased accounts payable and balance owing to related parties, and the recognition of a current portion of the lease liability for the Company's leased premises in Plymouth, Massachusetts.

As at November 30, 2020, the Company had a share capital balance of $7,376,763 (2019 - $5,676,498) and an accumulated deficit of $8,893,128 (2019 - $5,968,892).  The increase share capital is primarily due to private placements and warrant exercises that have occurred during the year.

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
The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2020

Cash balances decreased by a total of $588,518 during the year ended November 30, 2020
(2019 - $2,159,174).

During the year ended November 30, 2020, cash used in operating activities was $2,114,515 compared to cash used in operating activities of $2,317,362 during the year ended November 30, 2019. The cash used in operating activities for the year remained comparable to that of the prior year overall.

Cash used in investing activities during the year ended November 30, 2020 was $109,567 (2019 - $14,175). The increase in cash used in investing activities is due to both recognition of demo equipment as a capital asset and lease payments relating to the Company's office premises. For the year ended November 30, 2019, cash used in investing activities was primarily attributed to the acquisition of equipment and development expenses on the Company's technologies.

Cash provided by financing activities during the year ended November 30, 2020 was $1,635,564 compared to cash provided by financing activities of $172,363 during the prior year. The increase was primarily due to the private placement completed during the year in addition to option and warrant exercises. For the year ended November 30, 2019, cash provided by financing activities was primarily due to the warrants and options exercised.

The effect of foreign exchange rates on cash during the year ended November 30, 2020 amounted to $30,112 (2019 - $1,401).

PROPOSED TRANSACTIONS

The Company has no proposed transactions as at the date of this report.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum base rent was USD$2,917 per month for the year from December 1, 2018 to November 30, 2019 and USD$3,005 per month from December 1, 2019 to November 30, 2020. Effective December 1, 2020 the Company exercised its option to renew the lease for three additional years. After renewal, the minimum base rent is USD$3,095 per month from December 1, 2020 to November 30, 2021, USD$3,188 per month from December 1, 2021 to November 30, 2022, and USD$3,284 per month from December 1, 2022 to November 30, 2023.

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

On January 2, 2020, the Company entered into an advertising agreement with an arm's length party for 12 months. The Company shall pay a total of $36,000 in four equal installments - $9,000 on February 2, 2020, $9,000 on May 2, 2020, $9,000 on August 2, 2020 and $9,000 on November 2, 2020. As at November 30, 2020, $3,000 was included in prepaid (Note 3).

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears (see Transactions with Related Parties).

On June 9, 2020, the Company entered into a Letter of Intent (LOI) with SDS Groupe Australia Pty Ltd ("SDS"), a leading provider of best of breed products and equipment to the Australian security and defense industries. Pursuant to the LOI, the Company will work with SDS to position the Company's Unmanned Aircraft Systems (UAS) for procurement focused evaluations following initial consultation with member of the Australian Government.

On August 25, 2020, the Company signed the re-seller and purchase agreement with an arm's length company to become the first authorized re-seller of the Company's X1 Unmanned Aerial Vehicles (UAV) and related sensor payloads.

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

As at November 30, 2020, $46,355 (2019 - $10,035) was due to directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by CFO	$3,865	$5,000
CEO of the Company	823	5,035
Douglas Smith, Director	41,667	-
	$46,355	$10,035

As at November 30, 2020, $2,500 (2019 - $25,070) was due from directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by Corporate Secretary	$-	$5,250
George Stubos, Former Director	2,500	19,820
	$2,500	$25,070

As at November 30, 2020, $Nil (November 30, 2019 - $26,578) prepayment had been made to the CEO of the Company pertaining to expenses to be incurred on behalf of the Company. On November 30, 2019, $26,578 was presented in prepaid expenses on the financial statements.

During the years ended November 30, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	November 30, 2020	November 30, 2019	November 30, 2018
Management fees	$114,125	$123,000	$71,842
Consulting fees	166,667	-	-
Accounting fees	22,852	24,490	20,748
Rent	20,000	-	-
Share-based payments	271,993	260,145	-
Salaries and benefits to CEO	133,387	318,790	13,200
	$729,024	$726,425	$105,790

Management fees consisted of the following:

	November 30, 2020	November 30, 2019	November 30, 2018
Company controlled by Corporate Secretary	$55,125	$63,000	$36,842
Company controlled by CFO	59,000	60,000	30,000
Director fees paid to Former Director	-	-	5,000
	$114,125	$123,000	$71,842

Accounting fees of $22,852 (2019 - $24,490) were paid to a Company controlled by the CFO and rent of $20,000 (2019 - $Nil) was paid to a Company controlled by a former Director. During the year, the Company issued 500,000 common shares valued at $125,000 as compensation for consulting fees to Douglas Smith, a Director.

During the year ended November 30, 2020, the Company granted 1,650,000 options to the CEO, CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2020 is as follows:

	November 30, 2020		November 30, 2019
	Number of options granted	Expense for the year (vested)	Number of options granted	Expense for the year (vested)
Dana Wheeler, CEO	400,000	$44,455	400,000	$113,077
Zara Kanji, CFO	100,000	11,113	100,000	28,269
Vivian Katsuris, Corporate Secretary	100,000	11,113	100,000	28,269
Angelos Kostopoulos, Director	150,000	16,670	150,000	42,404
George Stubos, Former Director	450,000	68,197	450,000	48,014
Tim Crowhurst, Director	150,000	40,918	150,000	112
Douglas Smith, Director and Chairman	300,000	79,527	-	-
	1,650,000	$271,993	1,350,000	$260,145

As at November 30, 2020, 2,468,750 options were vested, and stock-based compensation amounting to $479,107 was recognized in profit or loss for the year ended November 30, 2020 of which $271,993 were for the Company's officers and directors as above.

On October 16, 2019, Jeremy Poirier resigned as a Director of the Company. 100,000 stock options granted to him were cancelled.

On July 31, 2020, George Stubos resigned as a Director of the Company (see Directors). Out of 450,000 stock options granted to him and to a Company controlled by him, 200,000 expired.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the audited consolidated financial statements for the years ended November 30, 2020 and 2019 that are available on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, accounts receivable and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

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

For the years ended November 30, 2020 and 2019, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short term nature.

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

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations.  The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $13,325 (2019 - $7,110).

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value.

As at November 30, 2020, there were 42,762,264 common shares issued and outstanding
(2019 - 32,796,600).

As of the date of the report, there were 52,532,596 common shares issued and outstanding.

During the year ended November 30, 2020:

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 per Unit for aggregate gross proceeds of up to $4,000,000 (the "Offering").. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of $0.15 per unit for gross proceeds of $469,250. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of $0.15 per unit for gross proceeds of $557,825. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,727 in share issuance costs.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 7) valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of $0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $81,609.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 7) valued at a total of $62,500.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation as described in Note 14. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

Stock Options

Stock-based compensation recognized in profit or loss for the year ended November 30, 2020 amounted to $479,107 (2019 - $692,091).

Stock option transactions and the number of stock options outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	0.14
Balance, November 30, 2018	125,000	0.30
Granted	3,300,000	0.58
Exercised	(125,000)	0.30
Cancelled	(150,000)	0.60
Balance, November 30, 2019	3,150,000	0.58
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	$0.58

As at the date of the report, there were 4,150,000 stock options issued and outstanding.

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
January 15, 2024	$ 0.60	2,150,000	1,881,250	2.28	$ 0.44
March 20, 2024	0.60	150,000	93,750	0.17	0.03
November 28, 2024	0.50	650,000	325,000	0.88	0.11
		2,950,000	2,300,000	3.33	$ 0.58

Share Purchase Warrants

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022.

During the year ended November 30, 2020, 1,233,334 warrants were exercised at $0.20 per share.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2017	2,640,000	$0.10
Warrants granted	3,567,275	0.58
Warrants exercised	(2,045,000)	0.10
Balance, November 30, 2018	4,162,275	0.51
Warrants expired	(3,251,975)	0.60
Warrants exercised	(910,300)	0.21
Balance, November 30, 2019	-	-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	$0.23

Expiry Date	Exercise Price	Numbers of warrants outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price
April 24, 2022	$ 0.20	2,145,000	0.48	$ 0.07
May 15, 2022	0.20	3,468,831	0.80	0.11
September 30, 2022	0.50	692,583	0.20	0.05
		6,306,414	1.48	$ 0.23

As of the date of the report, there were 4,037,748 common share purchase warrants issued and outstanding.

RISKS RELATED TO OUR BUSINESS

The Company believes that the following risks and uncertainties may materially affect its success.

Limited Operating History

The Company has only started generating revenues in the prior year.  The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations.

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

Public Health Crisis

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. This will impact demand for the Company's products and services and its ability to continue developing and testing their technologies in the near term and will impact the Company's supply chains. It may also impact expected credit losses on the Company's receivables. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods. The management is closely evaluating the impact of COVID-19 on the Company's business.

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

The Company appointed Douglas Smith to its Board of Directors on April 29, 2020 and named Douglas Smith as Chairman on May 13, 2020.

The Company appointed Dr. Khalid M. Al-Ali to its Board of Directors on July 9, 2020.

On July 31, 2020, George Stubos resigned as a Director of the Company. The Company then appointed Thomas Nash to the Board of Directors on the same date.

Current Directors and Officers of the Company are as follows:

Dana Wheeler, President, CEO and Director

Zara Kanji, CFO

Vivian Katsuris, Corporate Secretary

Tim Crowhurst, Director

Angelos Kostopoulos, Director

Thomas Nash, Director

Douglas Smith, Director and Chairman

Dr. Khalid M. Al-Ali, Director

OUTLOOK

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

ITEM 19	EXHIBITS

Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.4**	Certificate of Change of Name dated October 30, 2018
(4)	Material Contracts
4.1

Option Agreement dated February 17, 2014 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)

4.2	Stock Option Plan (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
4.3

Amending Letter dated August 15, 2015 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on November 19, 2015)

4.4	Share Purchase Agreement dated June 18, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA (incorporated by reference to Form 20-F filed on April 13, 2020)
4.5	Assignment Agreement dated March 5, 2019 with Manchester Metropolitan University (incorporated by reference to Form 20-F filed on April 13, 2020)
4.6	Memorandum of understanding with Abicom International Ltd. dated February 12, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.7	Letter agreement with Aerowave Corporation dated October 17, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.8**	Consulting Agreement dated April 1, 2020 with Douglas Smith
8.1**	List of Significant Subsidiaries of the Company
11.1**	Audit Committee Charter
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
15.1**	Letter from MNP LLP per Item 16F
15.2**	Letter from Manning Elliott LLP per Item 16F

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

Date: March 30, 2021