Form 20-F/A
period 2020-11-30
Plymouth Rock Technologies Inc.
filed 2021-04-02
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0288
Washington, D.C. 20549	Expires: October 31, 2022
Estimated average
burden
hours per.…2644.41

FORM 20-F/A
Amendment No.1

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
[  ]  YES  [X]  NO

This Amendment No. 1 to the Annual Report on Form 20-F of Plymouth Rock Technologies Inc. for the fiscal year ended November 30, 2020 (filed with the Securities and Exchange Commission on March 31, 2021) is filed to include the registrant’s financial statement for the relevant period in XBRL format.  The original Annual Report is otherwise unchanged.

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

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

ITEM 19	EXHIBITS

Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.4	Certificate of Change of Name dated October 30, 2018
(4)	Material Contracts
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

4.4	Share Purchase Agreement dated June 21, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA (incorporated by reference to Form 20-F filed on April 13, 2020)
4.5	Assignment Agreement dated March 5, 2019 with Manchester Metropolitan University (incorporated by reference to Form 20-F filed on April 13, 2020)
4.6	Memorandum of understanding with Abicom International Ltd. dated February 12, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.7	Letter agreement with Aerowave Corporation dated October 17, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.8	Consulting Agreement dated April 1, 2020 with Douglas Smith
8.1	List of Significant Subsidiaries of the Company
11.1	Audit Committee Charter
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Zara Kanji
15.1	Letter from MNP LLP per Item 16F
15.2	Letter from Manning Elliott LLP per Item 16F
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 1, 2021