Form 20-F
period 2021-11-30
Plymouth Rock Technologies Inc.
filed 2022-06-06
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0288
Washington, D.C. 20549	Expires: October 31, 2022
Estimated average
burden
hours per....2629.68

FORM 20-F

[ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2021

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

Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
(Address of principal executive offices)

Contact Person: Dana Wheeler, Tel: 774 404-7685, Email: dana@plyrotech.com
Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
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

On November 30, 2021, there were a total of 59,239,336 common shares issued and outstanding.

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
[   ] YES [X] No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F ("Annual Report") contains forward-looking statements, meaning statements that reflect our current expectations and views of future events and future financial performance. These forward-looking statements are made under the applicable safe-harbor provisions of United States and Canadian securities laws. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology.

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

REPORTING CURRENCY

In this Annual Report, unless otherwise stated, all dollar amounts are expressed in Canadian dollars. The financial statements and summaries of financial information contained in this Annual Report are also reported in Canadian dollars unless otherwise stated.

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, unless expressly stated otherwise. The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company's financial information reported under IFRS.

FREQUENTLY USED TERMS

As used in this Annual Report, unless the context otherwise requires or indicates otherwise, references to "we", "us", "our", "our Company" and "the Company" refer to Plymouth Rock Technologies Inc., a British Columbia corporation, and its wholly owned subsidiaries, Plymouth Rock Technologies Inc., a Delaware corporation ("Plymouth Rock USA"), Plymouth Rock Technologies Inc, incorporated in England and Wales ("Plymouth Rock UK"), and Tetra Drones Ltd. ("Tetra" or "Tetra Drones"), incorporated in England and Wales, unless otherwise stated.

In this Annual Report:

"Abicom International" means Abicom International Ltd.

"BCBCA" means British Columbia Business Corporations Act.

"CODA" refers to the Company's Cognitive Object Detection Apparatus, a compact modular radar utilized for a variety of applications, from aircraft to weapon detection.

"CPC" means a capital pool company CPC.

"CSE" means the Canadian Securities Exchange.

"DTC" means the U.S. Depository Trust Corporation, a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly-traded companies.

"EMEA" means Europe, the Middle East and Africa.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"FCC" means the U.S Federal Communications Commission.

"FCPA" means the U.S. Foreign Corrupt Practices Act.

"IASB" means the International Accounting Standards Board.

"IFRS" means International Financial Reporting Standards.

"IRS" means the U.S. Internal Revenue Service.

"Investment Act" means the Investment Canada Act.

"JOBS Act" Refers to the Jumpstart Our Business Startups Act.

"MiRIAD" means Millimeter Remote Imaging from Airborne Drone, designed for use on UAVs.

"MMU" means Manchester Metropolitan University.

"NASA" means the U.S. National Aeronautics and Space Administration.

"NATO" refers to the North Atlantic Treaty Organization.

"non-resident holder" means a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Canadian Income Tax Act and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our Company in connection with carrying on a business in Canada.

"OTCQB" means the OTCQB Venture Market electronic quotation facility operated by OTC Markets Group.

"QEF" means a "qualified electing fund" in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).

"PCAOB" means the U.S. Public Company Accounting Oversight Board.

"PFIC" means a passive foreign investment company.

"Qualifying Transaction" means a transaction where a CPC acquires Significant Assets, as defined by TSXV Policy 2.4, by way of purchase, amalgamation, merger or arrangement with another company or by other means.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"SS1" or "Shoe Scanner" refers to the Company's compact microwave radar system for scanning shoes.

"TSA ITF" means the U.S. Transport Security Administration's Innovation Task Force.

"TSXV" means the TSX Venture Exchange.

"Treaty" means the Canada-United States Tax Convention as amended by the Protocols thereto.

"UAS" means unmanned aircraft systems.

"UAVs" means unmanned aerial vehicles.

"Wi-Ti" or "Wireless Threat Indication" means a wall or portal mounted sensor system that will detect high-risk concealed threat items over an extended coverage area

"WTO" means the World Trade Organization.

References to "USD" and "US$" are to U.S. dollars, references to "CAD" and "$" are to Canadian dollars, and references to "GBP" and "£" are to the British pound. This Annual Report includes certain trademarks, service marks and trade names that we own or otherwise have the right to use, such as "Plymouth Rock Technologies", which are protected under applicable intellectual property laws.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable to Form 20-F filed as an annual report.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as an annual report.

ITEM 3.  KEY INFORMATION

A.  [Reserved]

B.  Capitalization and Indebtedness

Not applicable to Form 20-F filed as an annual report.

C.  Reason for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as an annual report.

D.  Risk Factors

An investment in our securities carries a significant degree of risk. In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating our Company and its business, including our consolidated financial statements and related notes included herein, in connection with your ownership our securities. This Annual Report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this Annual Report.

If any of the events described below occur, our business and financial results could be materially adversely affected. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose all or part of your investment. The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in the Company. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations.

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. "Risk Factors" for a more thorough description of these and other risks:

Risks Associated with Our Business

  There is substantial doubt as to whether we will continue operations. If we discontinue operations, you could lose your investment.
  We have a limited operating history. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.
  We will require substantial capital and liquidity to develop, manufacture and market our products. If we do not raise sufficient funds, our plan of operation will be delayed until such time as we raise sufficient funds, provided we are able to do so.
  Failure to comply with applicable regulatory requirements may have a material adverse impact on the business, financial condition and operating results of the Company.
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
  There can be no assurance that the Company will be able to obtain adequate financing in the future, on favorable terms or at all. Additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.
  The global market for security screening and threat detection is highly fragmented and intensely competitive.
  An accident involving a UAS provided by us or another manufacturer could harm the UAS industry.
  We rely on some third-party distributors for sales, marketing and distribution activities relating to our products.
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
  Our business and prospects depend significantly on our ability to build our brand.
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
  Any complaint or litigation proceedings we may be involved in from time to time could incur substantial judgments, fines, legal fees or other costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.
  Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt the Company's business and have a negative impact on the Company's financial results and financial condition.

Risks Associated with our Common Shares

  If our Company's business is unsuccessful, our shareholders may lose their entire investment.
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
  As a "foreign private issuer", our Company is exempt from certain sections of the Exchange Act which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer.
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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. However, as at November 30, 2021, we have not generated significant revenue or cash flow from operations since inception. As at November 30, 2021, the Company has a working capital deficiency of $74,128 and an accumulated deficit of $13,867,962. We anticipate that we will incur increased expenses and there is a risk we will not realize sufficient revenues to offset those expenses. Our ability to continue our operations is dependent on obtaining additional financing and generating future revenues, and no assurance can be given that we will successfully be able to do so. Accordingly, our financial statements contain disclosure regarding the auditor's substantial doubt about our ability to continue as a going concern. Importantly, the inclusion in our financial statements of a going concern reference may negatively impact our ability to raise future financing and achieve future revenue. The reference regarding the substantial doubt about our ability to continue as a going concern will be removed only when, in the opinion of our auditor, our revenues have reached a level that is able to sustain our business operations or we have raised substantial additional funds through our financing efforts.

Limited Operating History

The Company has a limited amount of business income in the last two years, and had generated limited revenue since its inception in 2011. We have incurred operating and net losses in each year of our existence. We experienced a net loss of $4,974,834 for the year ended November 30, 2021, compared to a net loss of $2,924,236 for the year ended November 30, 2020. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. The Company anticipates that it may take several years to achieve positive cash flow from operations. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

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

Competition

The global market for security screening and threat detection is highly fragmented and intensely competitive. We compete principally in the market for threat detection solutions and UAS. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

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

Our business and prospects depend significantly on our ability to build our brand.

Our business and prospects are heavily dependent on our ability to build, maintain and strengthen our brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality products and engage with our customers as intended. In addition, we expect that our ability to develop, maintain and strengthen our brand will also depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of engaged online and offline users as well as other branding initiatives, such as UAS shows and events. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our brand could be subject to adverse publicity if incidents related to our products occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our brand. Furthermore, we may be affected by adverse publicity related to our manufacturing or other partners, whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions of the quality of our partners' products and services. In addition, from time to time, our products are evaluated and reviewed by third parties. Any unfavorable reviews could adversely affect consumer perceptions of our products.

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

We have entered into strategic alliances with various business partners including Hummingbird Drones' Fire AI, and may in the future enter into joint research and development agreements or co-branding agreements with third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

We have developed security screening technologies that are adequate to counter various threats. We may be unable to prevent competitors from independently developing or selling products similar to or duplicate of our technology, and there can be no assurance that the resources invested by us to protect our Intellectual Property will be sufficient. We may be unable to secure or retain ownership or rights. In addition, we may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If we are found to infringe any third-party rights, we could be required to pay substantial damages or we could be enjoined from offering some of products and services. Also, there can be no assurances that we will be able to obtain or renew from third parties the licenses we need in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct our business or sell our products, including the Canadian Corruption of Foreign Public Officials Act, the FCPA, and other anti-corruption laws and regulations. These anti-corruption laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

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

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. We cannot assure you that such conflicts will resolve in our favor.

We have granted, and may continue to grant, stock options under our stock option plan, which may result in increased share-based compensation expenses.

We adopted a new stock option plan in 2016, to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with IFRS. Under our current stock option plan, we are authorized to grant stock options to purchase up to 10% of our Company's issued and outstanding common shares. As of November 30, 2021, there were 4,225,000 stock options granted and outstanding. As of November 30, 2021, our unrecognized share-based compensation expenses relating to unvested awards, amounted to $307,734.

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

The trading price for our common stock on the CSE (where our stock has traded since March 10, 2016) has been and is likely to continue to be highly volatile. Although our common shares are currently quoted on the OTCQB, there is no active market for our common shares, and no significant U.S. market may develop. If such a market develops, prices on that market are also likely to be highly volatile. As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of our common shares.

Factors that could adversely affect the price of our common shares include:

   fluctuations in our operating results;
   changes to governmental regulation;
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

Prior to the public listing of our common shares, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the year ended November 30, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a "foreign private issuer", our Company is exempt from certain sections of the Exchange Act which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our material events through press releases, distributed pursuant to the rules and regulations of the CSE. Press releases relating to material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

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

Our common shares are subject to "penny stock" rules as defined in Rule 3a51-1 of the Exchange Act. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company was incorporated as Alexandra Capital Corp. under the BCBCA on October 17, 2011. The head office, principal address and registered and records office of the Company are located at Suite 206 - 1045 West 8th Avenue, Vancouver, British Columbia V6H 1C3. We have three wholly owned subsidiaries, Plymouth Rock Technologies Inc., a Delaware corporation, Plymouth Rock Technologies Inc., incorporated in England and Wales, and Tetra Drones Ltd., incorporated in England and Wales.

Former listing on the TSXV

On May 2, 2012, the Company was listed on the TSXV as a CPC. On August 11, 2014, the Company completed its Qualifying Transaction with arm's length vendor Eastland Management Limited, whereby the Company was granted an option to acquire a 100% interest in Eastland's Southern Belle exploration project.

Transition to listing on the Canadian Securities Exchange

On March 10, 2016, the Company was listed on the CSE and voluntarily delisted from the TSXV.

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

Commencement of trading on the Frankfurt Stock Exchange in Germany

On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

Depositary Trust Company eligibility

On February 12, 2019, the Company's common shares became eligible for electronic clearing and settlement through the DTC. DTC eligibility is expected to simplify the process of trading and enhance liquidity of the Company's common shares.

Commencement of trading on the facilities of the OTCQB

Effective August 27, 2019, the Company's common shares commenced trading on the OTCQB under the symbol: PLRTF.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website address is www.plyrotech.com.

Historical Development of our Business

Entry into Defense Technology Industry by Acquisition of Plymouth Rock USA as a CSE Listed Company

Pursuant to an arm's length share purchase agreement dated June 21, 2018 with Plymouth Rock USA and its three shareholders, the Company acquired all of the issued and outstanding common shares of Plymouth Rock USA in consideration of the issuance of 3,000,000 common shares of the Company. As a result of the acquisition of Plymouth Rock USA, the Company's principal business activity, through its subsidiary Plymouth Rock USA, was changed from mineral exploration to developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and UAS technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On March 26, 2021, the Company incorporated a new subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited. The purpose of PRT UK is to augment the Company's existing research and development of the X-1 and X-V for the U.S. and EMEA markets. Many of the UK consultants of the Company became direct employees of the Company.

Acquisition of Tetra Drones

On June 7, 2021, the Company announced that it had completed the arm's length acquisition of Tetra Drones, a developer of custom-made, high-performance and niche UAS, which the Company had closely collaborated on sensor technology. Tetra Drones is a private company subsisting under the laws of England and Wales, which carries on the business of producing drones and was founded in 2017 in the UK. The acquisition of Tetra Drones provides the Company with a U.K. based production and sales team with experience selling to leading universities, law enforcement and environmental agencies for mission-specific UAS.

The Company acquired all of the then issued and outstanding shares of Tetra Drones, 100 ordinary shares held by the sole Shareholder, Mr. Ben Pickard. Pursuant to the share purchase agreement, the Company acquired Tetra Drones for the sum of £350,000 GBP ($579,682 CAD), payable on an installment basis as follows:

  £35,000 ($60,021 CAD) within seven days of execution of a definitive agreement, paid on June 12, 2021;
  £35,000 ($60,479 CAD) within 21 days of the first payment, paid on July 9, 2021;
  £140,000 ($236,411 CAD) within 120 days of the second payment; and
  £140,000 ($222,771 CAD) within 120 days of the third payment.

As a result of the acquisition, the Company now owns all outstanding shares of Tetra Drones and assumed Tetra Drones' existing liabilities. The principal owner of Tetra Drones became part of the Company's management and shall be paid a monthly salary along with bonus shares or other equity instruments at the discretion of the board. All expenses related to the transaction were paid by the Company.

The Company sought an independent valuation for Tetra's net assets as at June 4, 2021. Tetra's working capital were all valued based on their carrying values as carrying value was deemed to approximate fair value as at June 4, 2021.

The fair value of net liabilities of Tetra amounted to $77,412 as at the date of acquisition. The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

Since the transaction was deemed as an asset acquisition, all remaining amounts after deducting the net liabilities from consideration is allocated to Tetra's identifiable intangible asset (customer relationship total of $657,094). This will be amortized over a period of three years from date of acquisition.

B.  Business Overview

Our Company

We are a security and threat detection technology company. We were formed by highly experienced scientists, engineers and business executives to develop and commercialize combined sensory and intelligence products. Our current activities are focused on the development of security screening and threat detection technology solutions using radar imaging and signal processing technology to remotely detect assault firearms and suicide bombs concealed on the person or a carry bag with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and UAS technologies for quickly detecting, locating and identifying the presence of threats and for other applications such as, search and rescue missions for law enforcement, environmental and humanitarian missions for global government agencies, and inspection of infrastructure for structural damage.

Our Strategy

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

The Company is currently at the inflection point of moving from design/development of prototypes to Low-Rate- Initial-Production. Commercializing the products is a major step in the companies' strategic growth. With the pandemic being on the downturn, this will allow the company to spend appreciably more of its resources to meet with customers directly and start to attend trade shows in person. The marketing spend will also increase to accommodate this growth and sales strategy.

Our Industry

We operate in the threat detection systems and global airport automated security industries. The threat detection systems market is expected to reach US$84 billion by 2024. The global airport automated security screening market is projected to reach US$16 Billion by 2024.

Our Technologies

The Company's core technologies include: (1) Wi-Ti - Wireless Threat Indication; (2) Shoe Scanner - SS1 Footwear Imaging Radar; (3) MiRIAD - Millimeter Remote Imaging from Airborne Drone; (4) X1 and XV Unmanned Aerial Systems; and (5) CODA - Cognitive Object Detection Apparatus.

1.Wi-Ti - Wireless Threat Indication

Wi-Ti is a wall or portal mounted sensor system that will detect concealed threat items over an extended coverage area. It is ideal for covertly screening unstructured crowds to widen the security perimeter in public places.

The past four years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Company's Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies, Wi-Ti can be used in airport concourse areas, stadiums, and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time. Further, with Wi-Ti, there are no radio emissions, so this method of detection can be freely used in any Wi-Fi enabled environment without special license or regulatory approval.

On February 19, 2019, the Company signed a memorandum of understanding with Abicom International, a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence (AI) to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices (IEDs).

Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

2. Shoe Scanner - SS1 Footwear Imaging Radar

The SS1 is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear to determine if it has been altered or is being used to transport concealed items, such as weaponry, substances, compounds or electronic items. The SS1 can be used at security and identification checkpoints to eliminate the need for footwear removal, streamlining the security screening process and reducing bottle necks.

The Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 persons per minute the Shoe Scanner is ideal for airport terminals, prisons/correctional facilities, public events and other high throughput, screening applications.

On March 12, 2019, the Company announced that MMU assigned their millimeter wave shoe scanning technology intellectual property to the Company in consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items.

On October 8, 2019, the transfer of the intellectual property, including the UK patent, for the Shoe Scanner from MMU to the Company was completed.

On December 3, 2019, the Company announced the launch of the SS1 Shoe Scanner. The Company also filed on September 4, 2019 the U.S. Patent application No. 16/560,480 for its "Ellipsoidal" scanning technique under the title "Method and System for Determining Dielectric Properties of an Object." The scanning technique is used in the SS1 Shoe-Scanner. In October 2020, we received a Notice of Allowance by the U.S. Patent and Trademark Office for the Ellipsoidal scanning technique.

On December 17, 2019, the Company announced the SS-1 Shoe Scanner produced successful 3D images of potential threats of other concealments. In collaboration with the University of Chichester and Manchester Metropolitan University, these results have been published in a technical article "Thermography at Millimeter Wavelengths for Security Inspection of Footwear" in the online journal, Progress in Electromagnetics Research.

On or about September 7, 2020, the Company applied to the to have the SS1 Shoe-Scanner evaluated for use at security and identification checkpoints. On November 19, 2020, the Company announced that the SS1 shoe scanning technology was accepted into the TSA ITF evaluation process.

On February 22, 2022 the Company announced that it had been awarded a cooperative research and development agreement (CRADA) for its SSI Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates research and development (R&D) collaboration between one or more federal laboratories and one or more non-federal entities.

3. MiRIAD - Millimeter Remote Imaging from Airborne Drone

MIRIAD is a prototype compact sensor package that is specifically designed for use on UAS. The sensor is being designed to support a variety of functions, from the primary function of detecting assault weapons and person-borne improvised explosive devices, alongside a whole spectrum of other uses, such as detecting breaks in power cables, solar farm efficiencies, structure degradation and external corrosion. The sensor uses completely passive techniques, which means there are no emissions and therefore no regulatory issues.

MiRIAD uses a unique ultra-lightweight antenna to capture radar images of target subjects within a wide field of view. The captured radar image data, along with high resolution video is then backhauled wirelessly over a high-capacity data link to a central processing center for data analysis. Using algorithm based digital signal processing techniques the radar signature is analyzed and overlaid onto the video imagery to display a real time image of the video capture that includes an indication of any concealed threat item. The technology uses both artificial intelligence and augmented reality techniques to positively identify a threat and its exact location on subjects within its field of view. Multiple MiRIAD equipped UAVs can be supported by a single data processing facility to cover large areas.

MiRIAD's primary intended applications are outdoor public event crowd screening, special police and security service operations, and forward operating base protection. Other planned applications include remote infrastructure inspection and analysis; oil and gas pipeline inspection, and search and rescue (land and sea).

On August 31, 2020, the Company announced that it had produced definitive images of infrastructure corrosion utilizing its prototype MiRIAD Sensor system. This will provide a new and more importantly, low-cost capability for detecting civil and military aircraft fatigue, tanker and naval vessel corrosion, pipeline safety for oil and gas installations and infrastructure/bridge fatigue. The Company also believes that safe, passive detection will ultimately be applied to medical skin analysis for burns and next generation walk through detection for modern airports.

4. X1 and XV Unmanned Aerial Systems

The X1 is a purpose built coaxial multirotor UAS designed with the direct input of law enforcement, intelligence agencies, military, and rescue services. Using co-axial heavy lift motors, the X1 improves performance over traditional co-axial propeller designs and increases motor torque by 40%, delivering powerful propulsion and high power to weight capability.

The XV is a fixed-wing UAS platform with the added capability of vertical take-off and landing. This unique capability allows operators to extend their operational range while removing the requirement for a large runway. The XV can launch from an area as small as 8 square meters fully autonomously and operate for up to 7 hours.

On October 15, 2019, the Company announced the launch of the X1 to address the global requirement for a multi-role, state-of-the-art aerial platform. As of the end of November 2020, the X1 was starting its low-rate demonstration phase. Currently, the Company is procuring materials to begin production of additional demonstration units. X1 systems will be manufactured for various applications and targeted customers.

On May 6, 2020, the Company announced that it has received permission to operate drone platform in UK airspace, the Permission for Commercial Operations from the UK Civil Aviation Authority, to operate small unmanned aircraft and small unmanned surveillance aircraft. The Company can now utilize its X1 platform for commercial operations, allowing our operators to demonstrate threat detection and surveillance in civilian airspace to both clients and potential partners. This also enables the Company to offer technical reconnaissance and non-destructive testing services for both civil and military applications.

On May 14, 2020, the Company announced that the X1 platform would be used in a series airborne tests for the UK National Health Service (NHS) for emergency apparatus delivery. This will involve several test scenarios, that if successful will lead to on-scene delivery of defibrillators and other critical trauma assistance technologies.

On June 10, 2020, the Company announced that it had signed a Letter of Intent with SDS Group Australia Pty Ltd., a leading provider of best of breed products and equipment to the Australian security and defense securities, to position X1 for procurement-focused evaluations following initial consultation with members of the Australian Government. The focus of the partnership is primarily centered around the need for the early detection and identification of remote wildfires.

On July 16, 2020, the Company began a strategic alliance with Hummingbird Drones' Fire AI division for wildfire analysis from the Company's X1 and XV platforms, to get analytics to the fire fighters as close to real time as possible. Hummingbird Drones is an infrared service provider in Canada, and their Fire AI data analytics service has been used as a hotspot detection platform for wildfires for since 2017.

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

On February 24, 2021, the Company announced the launch of XV-S, a fixed-wing UAS platform with the added capability of vertical take-off and landing. This capability removes the requirement for a large runway or expensive launch catapult and recovery nets, which are usually required by most fixed-wing drones.

On June 24, 2021, the Company announced that its first X1-H model UAS had been sold and delivered to Aardvark LLP, to perform long range oil pipeline security and environmental operations in remote locations.

On July 13, 2021, the Company announced it closed a contract for the sale and delivery of an X1-Lite (a smaller version of the X1 UAS) to the Durrell Wildlife Conservation Trust to perform critical environmental operations in Madagascar. The Durrell Wildlife Conservation Trust will use the Company's drone-based thermal infrared cameras as a new way of monitoring lemurs and identifying any potential poachers.

On September 2, 2021, the Company announced the sale of custom drones to Survey-AR, delivering a drone swarm test capability. The project assessed an autonomous drone swarm system to optimize weather and air quality monitoring in atmospheric boundary layer environments with particular importance in urban and industrial areas. The Company supplied a fleet of UAS to autonomously operate together and formed a 'swarm'.

On October 26, 2021, the Company announced the delivery of several new orders for environmental monitoring and Petrochemical inspection. Environmental monitoring will be carried out with X-Lite series drones, equipped with a winch and collection cup for deep water sampling. This will study plastic particulates in water and other microbiological impact. The drones will be operated by Swiss University, ETH Zürich. The UAS for petrochemical inspection will be used in Saudi Arabia for essential ultrasound testing of infrastructure at some of the world's highest volume petrochemical plants which includes those owned by Saudi Aramco oil. The petrochemical sale is in collaboration with the Company's partner Tritex NDT UK.

On October 26, 2021, the Company also announced the delivery of several new orders for environmental monitoring and Petrochemical inspection. Environmental monitoring was be carried out with X-Lite series drones, equipped with a winch and collection cup for deep water sampling to study plastic particulates in water and other microbiological impact. The drones were operated by Swiss university, ETH Zürich. The UAS for petrochemical inspection were used in Saudi Arabia for essential ultrasound testing of infrastructure at some of the world's highest volume petrochemical plants which included those owned by Saudi Aramco oil. The petrochemical sale is in collaboration with the Company's partner Tritex NDT UK.

5. CODA - Cognitive Object Detection Apparatus

CODA is a uniquely designed, ultra-compact radar device that can be utilized for a variety of applications across many industries, covering everything from traditional radar for drone or aircraft detection, to low-power stand-off weapon detection. The CODA system is a production status product - not a prototype and is the size of an electronic tablet, uses off the shelf high-speed processors and can be fitted to or inside a wall. It uses FCC allocated detection frequencies and has been demonstrated in several programs in the U.S. funded under the NATO Science for Peace and Security Program. The CODA system has also been through rigorous testing by the U.S. Army Night Vision and Electronic Sensors Directorate under the Adaptive Red Team Technical Support and Operational Analysis activity.

CODA-1 is a U.S. government tested stand-off weapon detection system, specifically configured to identify bombs, weapons and threat items that are concealed upon the person. Using artificial intelligence algorithms, the CODA-1 is able to detect concealed weapons, such as suicide bombs, assault weaponry and large bladed weapons from 3-10 feet. Its small and mobile configuration allows for quick set up and tear down, making it an ideal security measure for situations with short-term security concerns. The device can be used as a first layer detection device in government authorized checkpoint environments that have all relevant government and lawful search permissions. It can also be used at military checkpoints to screen personnel coming into a Forward Operating Base in any environment.

The Company also envisions the CODA-1 system being integrated on our X1 and XV drones and onto currently available security robots for threat detection in unstructured crowds. These types of robots add an additional layer of security in busy parking lot structures, shopping malls, hospitals and corporate campuses.

On September 17, 2020, the Company announced that it had executed a letter of intent with R3 Technologies Inc. to collaborate to bring CODA-1 to market. The CODA-1 is an available stock item from R3 Technologies that PRT has an exclusive right to re-sell. Since the signing of the LOI PRT has been upgrading the packaging, performed further operational testing, and plan to develop new software which has been an on-going R&D project and is currently on hold due to lack of funds. We expect to start the software development in Q32022.

On February 9, 2021, the Company announced that its CODA-1 system had undergone further successful testing for detection of various concealed weaponry on a person at its laboratories.

Sources and Availability of Raw Materials

We do not require or anticipate requiring any uncommon raw materials for manufacturing of our planned products. Our planned products will rely on common electronic components and materials which are not subject to significant price volatility.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are dependent on certain proprietary or licensed technology, designs, and other intellectual property. We currently hold the United Kingdom patent for the Shoe Scanner technology for a term of 15 years. The patent number is GB2516410.

In October 2020, we received a Notice of Allowance by U.S. Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object" used for the Shoe Scanner. We have not obtained any other patents, patents applications or trademarks in connection with our products or planned products and have no plans to do so in the immediate future. We intend to protect our intellectual property primarily through a combination of trade secrets, license restrictions, and copyright.

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

Compliance with Government Regulation

Our business is subject to laws and regulations governing the production, sale and use of surveillance, threat detection and security technology, including but not limited to regulation regarding public safety, personal privacy, public transportation, criminal law, consumer protection, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, environmental protection, and other matters. Legislation such as the U.S. Airport Security Federalization Act, the U.S. Aviation and Transportation Security Act and the Canadian Aviation Security Act and their respective associated regulations, and all other applicable Federal, State, Provincial and municipal laws. The testing, marketing, and sale of our current and future products may require permissions or permits from various governmental and nongovernmental authorities. There can be no assurance, however, that all permissions or permits will be obtainable or achievable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any product that we may develop or seek to market.

In the U.S., the Federal Aviation Administration, or the FAA, one of several modal organizations within the Department of Transportation, or the DOT, is the regulatory agency with authority to oversee the safety of aircraft operations in the national airspace system of the United States, or the NAS. By statute, the U.S. Congress has vested the FAA with authority to regulate airspace use, management and efficiency, air traffic control, safety, navigational facilities, and aircraft. By contrast, the DOT retains regulatory control over all economic authority granted to commercial operations of aircraft. Thus, in addition to any FAA approvals and authorization required for operation of aircraft within the NAS, each aircraft operator conducting commercial operations must also be issued and hold economic authority (or an exemption) from the DOT. UAS are considered a category of aircraft for purposes of regulation by the FAA and the DOT. Our UAS and their operations are therefore subject to the approval by both the FAA and the DOT.

With respect to UAS operations in the NAS, the FAA currently has the authority to promulgate and enforce restrictions regarding (i) the types of flights that may be conducted; (ii) the equipment that may be used to conduct those flights; and (iii) the training required. The regulatory framework applicable to a particular UAS operation is determined by whether (a) the UAS is used by a government agency, for commercial purposes, or as a model aircraft; and (b) whether at takeoff the UAS (including any attachments) weighs less than 55 pounds (Small UAS), or equal to or more than 55 pounds (Large UAS). As a result of this regulation, commercial use and delivery of our UAS is and in the near future is expected to continue to be subject to an uncertain or lengthy approval process. We are unable to estimate the average length of time required to obtain the applicable regulatory approvals due to the nascent nature of UAS regulations and the lack of relevant precedents. We cannot predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions. The FAA has yet to announce any new regulations.

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

Research and Development Expenditures

The Company has acquired its technology and intellectual property through acquisition. We accordingly incurred $985,006 in research and development expenditures during the fiscal year ended November 30, 2021.

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

C.  Organizational Structure

The following table sets out the Company's subsidiaries as of the date of this Annual Report.

Entity	Country of Incorporation	Ownership Interest
Plymouth Rock Technologies Inc.	USA	100%
Plymouth Rock Technologies Inc.	UK	100%
Tetra Drones Ltd.	UK	100%

Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018. Plymouth Rock UK was incorporated under the General Corporation Law for England and Wales on March 26, 2021. Tetra Drones was incorporated under the General Corporation Law for England and Wales on August 8, 2017.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2021 should be read in conjunction with our financial statements and related notes included in this Annual Report in accordance with "Item 8 - Financial Information"). Our financial statements for the fiscal year ended November 30, 2021 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A.  Operating Results

Year Ended November 30, 2021

During the year ended November 30, 2021, the Company had a comprehensive loss of $4,944,231 compared to a comprehensive loss of $2,904,690 for the year ended November 30, 2020. The increase in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2021 amounted to $184,396 (November 30, 2020 - $70,931) with gross profit of $81,287 (November 30, 2020 - $39,615) resulting in a gross margin of 44%
  (November 30, 2020 - 56%). The Company's sales for the year include waveguide components and drone parts. The increase in gross profit resulted from the new sales introduced by the Tetra Drones Acquisition.
  Accounting and audit fees of $80,162 (November 30, 2020 - $67,282). This includes an accrual for the Company's audit fees. Additionally, part of this amount consisted of accounting fees paid to a Company controlled by the Former CFO. The amount increased in the current year due to the additional complexities brought about by the set-up of a new company and the acquisition of a new subsidiary.
  Amortization in the amount of $143,783 (November 30, 2020 - $41,201) pertains to amortization of customer relationships acquired from Tetra Drones, equipment and right-of-use asset due to the recognition of the Company's leased premises in accordance with IFRS 16. No amortization was charged on Demo equipment as they were still in the process of being built as of November 30, 2021.
  Business development expenses of $709,010 (November 30, 2020 - $1,081,478) decreased due to timing of various business development initiatives. In the current year, the main business development expenditures were on native ad campaigns. During the year in 2020, the expenditures were on search engine optimization, native ad campaigns, and various investor presentations. Furthermore, the new marketing contracts were signed during the year and the expenditures are expected to increase over the next quarter.
  Consulting fees of $456,296 (November 30, 2020 - $275,182) increased during the year due to an agreement with a Director of the Company to perform consulting services. The director was compensated in common shares.
  Consulting fees related to research and development of $930,269 (November 30, 2020 - 386,044) increased due to additional expenditures on enhancement of the Company's current technologies which includes MIRIAD, CODA, Tetra, Shoe-Scanner, X-1 and XV. The amounts consist of payments made for consultants.
  General office expenses of $205,710 (November 30, 2020 - $111,394) increased due to business expansion and an increase in activities to support the company's developments projects.
  Legal and professional fees of $191,686 (November 30, 2020 - $74,528) increased due to legal fees incurred in the acquisition of Tetra Drones, the set-up of a new subsidiary in the UK and more security issuances during the year as compared to that of 2020 and other legal consultations during the year.
  Management fees of $118,000 (November 30, 2020 - $110,125) were higher due to increased fees of related parties resulting from the increase in scope of services.

  Rent of $42,822 (November 30, 2020 - $35,325) is slightly high due to acquisition of Tetra Drones in current year.
  Stock-based compensation of $1,144,342 (November 30, 2020 - $479,107) refers to the portion of the value of the stock options granted by the Company which are expensed during the year. During the year ended November 30, 2021 Company granted 1,700,000 options compared to previous year of Nil. 425,000 stock options were exercised (2020 - Nil). Part of this expense is the value of 1,725,000 stock options held by related parties with vested amount of $410,132 for the year ended November 30, 2021 (2020 - 1,650,000 options held, vested value of $271,993).
  Transfer agent and filing fees of $82,825 (November 30, 2020 - $77,919) was greater due to more issuance of shares and closing of a Private Placement during the year.
  Wages, salaries and benefits of $817,858 (November 30, 2020 - $292,218) is higher because last year Company received government assistance during the COVID crises for wages and salaries which was offset against wages and salaries expense in previous year. This was aggravated by the expansion of manpower in the overseas subsidiaries.
  Foreign currency translation gain of $30,603 (November 30, 2020 - $19,546) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entities to Canadian dollars for consolidated financial reporting purposes. This was a reversal of the loss in prior year primarily due to fluctuations of currency.

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

At year ended November 30, 2021, the Company had $632,538 in current assets (November 30, 2020 - $79,919) and $706,666 in current liabilities (November 30, 2020 - $322,738) for a working capital deficiency of $74,128 compared to a working capital deficiency of $242,819 as at November 30, 2020. The decrease in the working deficit to current working capital is primarily due to a significantly higher cash balance due to equity issuances.

At year ended November 30, 2021, the Company had a share capital balance of $11,834,582 (November 30, 2020 - $7,376,763) and an accumulated deficit of $13,867,962 (November 30, 2020 - $8,893,128). The increase share capital is primarily due to private placements, warrant exercises, and option exercises that have occurred during the year.

Financing of operations has been achieved solely by equity financing. As the Company will not generate sufficient funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis. The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing. The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies. As of report date, management anticipates that the funds raised to date will not be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2021

Cash balances increased by a total of $350,333 during the year ended November 30, 2021
(November 30, 2020 - decreased by $558,406). This is mainly due to the issuance of 8,930,000 shares through private placement and shares issued in relation to 6,129,572 warrants exercised and 425,000 options exercised for aggregate net proceeds of $4,417,047.

During the year ended November 30, 2021, cash used in operating activities was $3,441,102 compared to cash used in operating activities of $2,114,515 during the year ended November 30, 2020. The increase in cash used was primarily due to payments for the research and development, wages & salaries, consulting and legal fees.

Cash used in investing activities during the year ended November 30, 2021 was $573,343 (November 30, 2020 - $61,094). The cash used in investing activities were primarily for equipment purchases for the development of demo equipment and the cash payment for the acquisition of Tetra Drones completed during the current year.

Cash provided by financing activities during the year ended November 30, 2021 was $4,326,442 compared to cash provided by financing activities of $1,587,091 during the year ended November 30, 2020. The increase was primarily due to the private placement completed during the year in addition to option and warrant exercises. This was partially offset by lease payments and some loan payments during the year.

The effect of foreign exchange rates on cash during the year ended November 30, 2021 amounted to $38,336 (November 30, 2020 -$30,112).

C.  Research and Development, Patents and Licenses, etc.

Not applicable.

D.  Trend Information

Other than as disclosed elsewhere in this Annual Report and specifically in "Item 4.B. Business Overview," we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

The following table summarizes selected financial data for our Company for the fiscal years ended November 30, 2021, 2020, 2019, 2018, and 2017 respectively, prepared in accordance with IFRS as issued by the IASB. The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this Annual Report and should be read in conjunction with such financial statements.

Selected Financial Data

(CAD$)

Consolidated Statements of (Loss) Income Data	Year Ended November 30
	2021 (audited) ($)	2020 (audited) ($)	2019 (audited) ($)	2018 (audited) ($)	2017 (audited) ($)
Revenues	184,396	70,931	28,257	Nil	Nil
Operating Expenses	(5,014,097)	(3,064,180)	(4,617,362)	(681,655)	(116,359)
Comprehensive Loss	(4,944,231)	(2,904,690)	(4,320,563)	(986,901)	(115,989)
Loss Per Share Basic and	(0.09)	(0.08)	(0.14)	(0.04)	(0.01)
Common Shares Outstanding	59,239,336	42,762,264	32,796,600	31,761,300	19,349,500

Consolidated Statements of Financial Position Data	As at November 30
	2021 (audited) ($)	2020 (audited) ($)	2019 (audited) ($)	2018 (audited) ($)	2017 (audited) ($)
Current Assets	632,538	79,919	727,526	2,811,971	589,850
Current Liabilities	706,666	322,738	227,058	166,941	51,171
Working Capital (Deficit)	(74,128)	(242,819)	500,468	2,645,030	538, 679
Total Liabilities and Shareholders' Equity	1,549,139	261,385	739,990	3,893,973	760,862
Deficit	(13,867,962)	(8,893,128)	(5,968,892)	(1,602,085)	(615,184)

E.  Off Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.  Tabular Disclosure of Contractual Obligations

In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum monthly base rent was US$2,917 for the period from December 1, 2018 to November 30, 2019 and US$3,005 from December 1, 2019 to November 30, 2020. Effective December 1, 2020 the Company exercised its option to renew the lease for three additional years. After renewal, the minimum base rent is US$3,095 per month from December 1, 2020 to November 30, 2021, US$3,188 per month from December 1, 2021 to November 30, 2022, and US$3,284 per month from December 1, 2022 to November 30, 2023.

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

The following table sets forth our current directors and senior management:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Dana Wheeler	President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Plymouth Rock Technologies Inc. since October 30, 2018; Business Development Advisor, Serco, Inc. from

June, 2017 to June, 2018; Chief Executive Officer and managing director, Radio Physics Solutions, October 2009 to

December, 2016.

Susan J Gardner	Chief Financial Officer (since January 13, 2022)	Chief Financial Officer of the Company since 2022; VP, Controller & Treasurer of Boston Mutual Life Insurance Co. from Jun 2005 to Aug 2021.

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Zara Kanji	Chief Financial Officer (until November 22, 2021)

Owner, Zara Kanji & Associates, CPA, 2003 to present; Chief Financial Officer of Megastar Development Corp., September 2011 to present; Chief Financial Officer of World Class Extractions October 2018 to present; Chief Financial Officer of INEO Tech Corp January 2019 to present; Chief Financial Officer of TechX Technologies Inc. March 2021 to present.

Vivian Katsuris	Secretary (until March 16, 2022) Director (from January 13, 2022 until March 16, 2022) Interim Chief Financial Officer (from November 22, 2021 until January 13, 2022)

Secretary of the Company from August 2014 until March 16, 2022; President and Founder of Vivkor Holdings Inc. since August 2014; Director and Corporate Secretary of ArcPacific Resources Corp. (formerly Plate Resources Inc.) from January 2014 to July 2016 and CFO from June 2015 to July 2016; Investment Advisor at Global Securities Corporation from 2003 to 2013; Corporate Secretary of KAPA Gold Inc.(formerly KAPA Capital Inc), February 2018 to May 2022, and Director from February 2018 to present: Director of Zenith Capital Corporation, December 2019 to Present; Director of Brascan Gold Inc. from September 2020 to Present; Director of ACME Lithium Inc. November 2020 to present.

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

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Khalid M. Al-Ali	Director	Founder of Grupo Senseta, Inc. and Silicon Valley Space Business Roundtable, Khalid Al-Ali is Executive Chairman for Grupo Senseta, Inc. and Chairman for Silicon Valley Space Business Roundtable.
Thomas Nash	Director

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

Carl Cagliarini	Director	Co-Founder of the Company. Chief Strategy Officer of the Company since 2018.

Dana Wheeler-President, Chief Executive Officer, Director (Age: 61)

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

Susan J Gardner-Chief Financial Officer (Age: 63)

Susan J Gardner was appointed Chief Financial Officer of the Company on January 13, 2022.

Ms. Gardner has over 40 years in the accounting industry. She was previously VP, Controller & Treasurer of Boston Mutual Life Insurance Co. from June 2005 to August 2021.

Vivian Katsuris-Secretary, Director (until March 16, 2022) (Age: 57)

Ms. Katsuris was appointed Chief Financial Officer and Secretary on August 11, 2014. On November 20, 2017 she resigned as CFO and was appointed President, Chief Executive Officer, and as a director. On October 31, 2018, she resigned as President, CEO and director, but remained Secretary. From November 22, 2021 until January 13, 2022 Ms. Katsuris acted as interim Chief Financial Officer, in addition to her role as Secretary. On January 13, 2022, the Company re-appointed Ms. Katsuris as a director. Ms Katsuris resigned as director and Secretary of the Company effective March 16, 2022.

Ms. Katsuris has over 30 years of experience in the brokerage industry, the North American capital markets & public financings. She was an Investment Advisor at Global Securities Corporation from 2003 to 2013 and worked at Canaccord Capital Corp. (Canada and U.S. divisions) from 1993 to 2003. Ms. Katsuris has served on the board as an officer and director of Universal Ventures Inc (TSX-UN) and Plate Resources Inc (TSX-PLR) and also currently serves as a director of Kapa Gold Inc. (formerly Kapa Capital Inc.) (TSXV-KAPA), Zenith Capital Corporation Inc (TSXV-ZENI.P), Brascan Gold Inc. (CSE-BRAS), and ACME Lithium Inc (CSE-ACME).

Douglas Smith-Chairman, Director (Age: 54)

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

Angelos Kostopoulos-Director (Age: 65)

Angelos Kostopoulos has been a director of our Company since November 20, 2018.

Mr. Kostopoulos, is a Registered Tax Return Preparer as designated by the Internal Revenue Service, and has been a tax adviser listed by the U.S. Embassy in Athens since 1992. Currently he is a partner at Nakou & Associates Law Firm (Athens, Greece), and Strati & Partner (Tirana, Albania), where he advised clients on a wide range tax and financial compliance matters. Since 2011 he has served as the president of Blue White Capital LLC a privately held, climate-friendly project developer, integrator, principal and boutique advisory firm. Mr. Kostopoulos holds a Bachelor of Arts (History) from Arizona State University, a Master of Arts (International Relations) from Indiana University Bloomington, a Master of Science (Military Science) from the Hellenic Army Supreme War College, and a Master of Laws (International Business) from the University of Cumbria.

Khalid M. Al-Ali-Director (Age: 51)

Dr. Khalid M. Al-Ali has been a director of our Company since July 8, 2020.

Dr. Al-Ali brings deep experience and expertise to his roles in various organizations, having spent much of his career in Silicon Valley. He is the Co-Founder and Executive Chairman of Senseta, a world leader in mission-critical big data fusion, artificial intelligence and drone-powered deep technologies. He is the Co-Founder and Chairman of the Silicon Valley Space Business Roundtable. He was the Executive Director of the University of California Office for NASA Partnerships and the University Affiliated Research Center. Dr. Al-Ali was the advisor to the Board of Directors of Qatar Foundation and CEO of the Qatar Science and Technology Park Project. He was a founding member of both Qatar's Information Technology and Communication Committee and the Steering Committee of the Information Technology and Communication Project. Dr. Al-Ali is the principal inventor of U.S. and worldwide-patented technologies, along with a multitude of disclosed inventions not yet patented. He holds a Ph.D. in Mechanical and Electrical Engineering from the University of California at Berkeley and dual B.S. degrees in Mechanical and Aerospace Engineering from the University of Colorado at Boulder.

Thomas Nash-Director (Age: 56)

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

Carl Cagliarini-Director (Age: 50)

Carl Cagliarini has been a director of our Company since January 13, 2022, our Chief Strategy Officer since 2018, and currently heads Plymouth Rock UK. Mr. Cagliarini is an innovator and entrepreneur. Mr. Cagliarini co- founded the Company in 2016 to capture essential defense technologies and intellectual property that needed focus and appropriate finance to take them from concept to reality, with the goal of transforming the national security and defense capabilities of NATO allies. As Chief Strategy Officer of the Company, Mr. Cagliarini drives strategic direction and product roadmap of the Company, with a primary focus on the aerospace team.

Mr. Cagliarini has an extensive background in assisting tech-business transformation and significant success in telecommunications and laser technology breakthroughs which include delivery of the first wireless internet networks through to managing ground to space communication capabilities using laser technologies.

Mr. Cagliarini serves as a pro bono Chairman of a North West Academies Trust Ltd., recognized for excellence in Special Educational Needs by the UK Government review 2017. Mr. Cagliarini also works closely with the UK Department of Industry and Trade on the promotion of UK and Commonwealth defense and security technologies, which includes working with the UK Home Office and several UK universities on technology spin out. Mr. Cagliarini is a graduate of the University of Liverpool.

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B.  Compensation

During the years ended November 30, 2021 and November 30, 2020, our directors and officers received the following compensation:

COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Dana Wheeler President, CEO and Director	2021 2020	313,626 133,387	Nil Nil	Nil Nil	133,275 44,454	Nil Nil	Nil Nil	Nil Nil	446,901 177,842

COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Vivian Katsuris Former Secretary and former Director(1)	2021 2020	63,000 55,125	Nil Nil	Nil Nil	33,319 11,113	Nil Nil	Nil Nil	Nil Nil	96,319 66,238
Douglas Smith Chairman and Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	1,536 79,527	Nil Nil	Nil Nil	307,734(8) 125,000(2)	309,270 204,527
Angelos Kostopoulos Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	479 16,670	Nil Nil	Nil Nil	Nil Nil	479 16,670
Khalid M. Al-Ali Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	99,000 Nil	Nil Nil	Nil Nil	Nil Nil	99,000 Nil
Thomas Nash Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	99,000 Nil	Nil Nil	Nil Nil	Nil Nil	99,000 Nil
Zara Kanji Former Chief Financial Officer(3)	2021 2020	55,000 59,000	Nil Nil	Nil Nil	33,319 11,113	Nil Nil	Nil Nil	41,202(4) 22,852(4)	129,521 92,965
Tim Crowhurst Former Director(5)	2021 2020	Nil Nil	Nil Nil	Nil Nil	10,204 40,918	Nil Nil	Nil Nil	Nil Nil	10,204 40,918
George Stubos Former Director(6)	2021 2020	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A 20,000(7)	N/A 20,000

Notes:

(1) Vivian Katsuris previously acted as interim CFO for the Company from November 22, 2021 to January 13, 2022 and was appointed as a director effective January 13, 2022. Ms. Katsuris ceased to be a director and Secretary of the Company effective March 16, 2022.

(2) This refers to shares with a deemed value of $0.25 per share based on $125,000 paid to Douglas Smith as compensation pursuant to the consulting agreement with Mr. Smith. The amount represents payment owing under the consulting agreement for the fiscal year ended November 30, 2020.

(3) Zara Kanji ceased to be Chief Financial Officer on November 22, 2021.

(4) This refers to accounting fees and rent paid to a company controlled by the CFO.

(5) Tim Crowhurst ceased to be a director on January 13, 2022.

(6) George Stubos ceased to be a director on July 30, 2020.

(7) This refers to rent paid to a company controlled by a former director.

(8) This refers to shares with a fair value of $0.47 per share based on $307,734 paid to Douglas Smith as compensation pursuant to the consulting agreement with Mr. Smith. The amount represents payment owing under the consulting agreement for the fiscal year ended November 30, 2021.

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

Written Management Agreements

Dana Wheeler, CEO, has a services agreement with the Company. The agreement is to pay for services at US$20,000 per month. The CEO can terminate the agreement with a 30 days' notice. The Company has to give 6 months' notice for any termination without cause.

Vivian Katsuris, former Secretary and former director, has a consulting agreement with the Company for compensation of $5,250 per month with a 60 day notice of termination.

Douglas Smith, Chairman of the Board of Directors, entered into a consulting agreement with Plymouth Rock USA dated April 1, 2020, for consulting services to the Company. Pursuant to the agreement the Company pays Mr. Smith $250,000 per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears. If the agreement is terminated for any reason before the completion of a full year, the number of common shares to be issued will be reduced in proportion to the period of engagement. On July 8, 2020, our shareholders approved the annual issuance of 1,000,000 common shares to Mr. Smith. As of November 30, 2021, a total of 1,156,250 shares had been issued to Mr. Smith pursuant to the agreement.

Stock Option Plan

We adopted our current stock option plan in 2016. The purpose of our stock option plan is to attract and motivate directors, senior officers, employees, management company employees, consultants and others providing services to our Company and its subsidiaries, and thereby advance our interests, by affording such persons with an opportunity to acquire an equity interest in our Company through the issuance of stock options.

Our stock option plan is a "rolling" stock option plan whereby 10% of the number of issued and outstanding shares of the Company at any given time may be reserved for issuance pursuant to the exercise of options.

Our stock option plan has the following terms and conditions:

•	the term of an option cannot exceed ten (10) years from the date of grant;
•	no more than 5% of the issued and outstanding shares of the Company may be granted to any one individual in any 12 month period;
•	no more than 4% of the issued and outstanding shares of the Company may be granted to any one consultant in any 12 month period;
•	no more than 1% of the issued and outstanding shares of the Company may be granted to any one person conducting investor relations activities in any 12 month period;
•	options will vest at the discretion of the Company's directors;
•	options are non-assignable and non-transferable, except as provided for in the event of a death of an optionee;
•	the period in which an optionee's heirs or administrators can exercise any portion of outstanding options must not exceed 12 months from the optionee's death;
•	option grants are limited to bona fide directors, officers, employees or consultants, or corporations wholly owned by such directors, officers, employees or consultants, as the case may be;
•	vested options terminate 90 days subsequent to any director, officer, employee or consultant ceasing to be engaged by the Company for any reason other than death; and
•	vested options terminate 30 days subsequent to any optionee engaged in investor relations activities ceasing to be engaged by the Company.

The full text of our stock option plan is attached hereto as Exhibit 4.2

Option-Based Awards

During the year ended November 30, 2021, the Company granted 1,700,000 new stock options to officers and directors (2020 - nil). A total of 425,000 stock options were exercised, of which 325,000 options were exercised by former directors of the Company (2020 - Nil).

As at November 30, 2021, 1,725,000 options were held by the CEO, former CFO, the Corporate Secretary and the Company's directors. During the year ended November 30, 2021, the Company recognized as expense $410,132 (2020 - 1,650,000 options held, vested value of $271,993) related to the options held by the Company's officers and directors as above.

The following table sets forth the option based awards for each of directors and officers of the Company outstanding as at November 30, 2021.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Dana Wheeler, President, Chief Executive Officer, & Director	400,000	$0.60	January 15, 2024(2)	Nil
	200,000	$0.75	January 21, 2026(5)	Nil
Zara Kanji, Former Chief Financial Officer	100,000	$0.60	January 15, 2024(2)	Nil
	50,000	$0.75	January 21, 2026(5)	Nil
Vivian Katsuris, Former Secretary and former Director	100,000	$0.60	January 15, 2024(2)	Nil
	50,000	$0.75	January 21, 2026(5)	Nil
Angelos Kostopoulos, Director	150,000	$0.60	January 15, 2024(2)	Nil
Douglas Smith Director	150,000	$0.60	January 15, 2024(2)	Nil
	150,000	$0.60	March 20, 2024(3)	Nil
Tim Crowhurst, Former Director	75,000	$0.50	November 28, 2024(4)	Nil
Khalid M. Al-Ali, Director	150,000	$0.75	January 21, 2026(5)	Nil
Thomas Nash, Director	150,000	$0.75	January 21, 2026(5)	Nil

Notes:

(1) Value is calculated based on the difference between the market value of the securities underlying the options as at November 30, 2021, being $0.30, and the exercise price of the option.

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

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended November 30, 2021.

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

Audit Committee

The members of our audit committee are Thomas Nash, Angelos Kostopoulos and Khalid M. Al-Ali. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

D.  Employees

As of November 30, 2021 we had two employees. As of the date of this report, we have six full-time employees. All six are at the level of our UK subsidiary, Plymouth Rock UK. Our directors and certain contracted individuals play an important role in the running of our Company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

E.  Share Ownership

As at May 30, 2022, our directors and senior management beneficially owned the following common shares and stock options of our Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Dana Wheeler, President, Chief Executive Officer & Director	1,350,000	2.3%	600,000(2)
Zara Kanji, Former Chief Financial Officer	Nil	Nil	150,000(2)
Vivian Katsuris, Former Secretary and Former Director	Nil	Nil	150,000(2)
Douglas Smith, Chairman and Director	1,234,375(3)	2.5%	300,000(2)
Angelos Kostopoulos, Director	Nil	Nil	150,000(2)
Tim Crowhurst, Former Director	Nil	Nil	75,000(2)
Khalid M. Al-Ali, Director	Nil	Nil	150,000(2)
Thomas Nash, Director	Nil	Nil	150,000(2)
Carl Cagliarini, Director	525,000	0.9%	400,000(2)

Notes:

(1) Based on 59,317,461 common shares issued and outstanding as at May 30, 2022.

(2) Options are exercisable into common shares on a one-for-one basis and vest incrementally pursuant to the schedule outlined in Item 6 B. Compensation - Option-based Awards.

(3) Pursuant to a consulting agreement with Douglas Smith, the Company, at its option, may issue up to 1,000,000 common shares annually to Mr. Smith for consulting services to the Company. As of May 30, 2022, 1,234,375 common shares had been issued to Mr. Smith pursuant to the consulting agreement.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

To the best of our knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at May 30, 2022, the registrar and transfer agent for our Company reported that there were 59,317,461 common shares of our Company issued and outstanding. Of the 59,317,461 common shares issued and outstanding, 51,922,605 were registered to Canadian residents (5 recorded shareholders), 4,888,356 were registered to residents of the United States (39 recorded shareholders), and 2,506,500 were registered to non-United States or Canadian residents (9 recorded shareholders).

As of May 30, 2022, our shareholder register indicates that our common shares are held as follows:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Registered Shareholders of Record
United States	4,888,356	8.24%	39
Canada	51,922,605	87.53%	5
Other	2,506,500	4.23%	9
Total	59,317,461	100%	53

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

B.  Related Party Transactions

The Company recorded the following transactions with related parties during the period from the beginning of the Company's last financial year up to February 28, 2022.

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

As at February 28, 2022 and as at November 30, 2021, the following amounts were due to directors and officers of the Company:

	February 28, 2022	November 30, 2021
Company controlled by CFO	$7,667	$-
Company controlled by Corporate Secretary	10,500	10,500
CEO of the Company	87,733	561
Director	48,359	41,667
	$154,259	$52,728

As at February 28, 2022 and as at November 30, 2021, the following amounts were prepaid to directors and officers of the Company:

	February 28, 2022	November 30, 2021
Company controlled by Corporate Secretary	$-	$5,513
Company controlled by the CFO	-	525
	$-	$6,038

During the three-month period ended February 28, 2022 and during the year ended November 30, 2021, the Company entered into the following transactions with related parties:

	February 28, 2022	November 30, 2021
Management fees	$23,417	$118,000
Consulting fees	62,500	307,734
Accounting fees	-	36,202
Rent	-	5,000
Share-based payments	-	410,132
Salaries and benefits to CEO	72,941	313,626
	$158,858	$1,190,694

During the three-month period ended February 28, 2022, no options were vested, and no stock-based compensation was recognized in profit or loss.

During the year ended November 30, 2021, 4,225,000 options were vested, and stock-based compensation amounting to $1,144,342 was recognized in profit or loss; of which $410,132 was for the Company's officers and directors as set out above.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant.

During the three-month period ended February 28, 2022 and during the year ended November 30, 2021, management fees consisted of the following:

	February 28, 2022	November 30, 2021
Company controlled by Corporate Secretary	$15,750	$63,000
Company controlled by former CFO	-	55,000
Company controlled by CFO	7,667	-
	$23,417	$118,000

Douglas Smith, our Chairman, entered into a consulting agreement with Plymouth Rock USA dated April 1, 2020, for consulting services to the Company. Pursuant to the agreement the Company will pay Mr. Smith $250,000 per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears. If the agreement is terminated for any reason before the completion of a full year, the number of common shares to be issued will be reduced in proportion to the period of engagement. As of February 28, 2022, 1,234,375 common shares had been issued to Mr. Smith.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report:

(a)

audited financial statements for the year ended November 30, 2021, including: independent auditors' report by Manning Elliott LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

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

B.  Significant Changes

We are not aware of any significant change that has occurred since November 30, 2021, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

Our common shares are listed for trading on the CSE under the symbol "PRT", on the OTCQB under the symbol "PLRTF" and on the Frankfurt Stock Exchange under the symbol "4XA".

B.  Plan of Distribution

Not applicable to Form 20-F filed as an annual report.

C.  Markets

Our common shares are traded on the CSE under the symbol "PRT", on the OTCQB under the symbol "PLRTF" and on the Frankfurt Stock Exchange under the symbol "4XA".

D.  Selling Shareholders

Not applicable to Form 20-F filed as an annual report.

E.  Dilution

Not applicable to Form 20-F filed as an annual report.

F.  Expenses of the Issue

Not applicable to Form 20-F filed as an annual report.

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Not applicable to Form 20-F filed as an annual report.

B.  Memorandum and Articles of Association

Incorporation

We are incorporated under the BCBCA. Our British Columbia incorporation number is BC0922905.

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

Neither Canadian law nor our articles limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Canadian Investment Act, as amended by the Canadian WTO Act. The purpose of the Canadian Investment Act is to provide for the review of significant investments in Canada by non-Canadians in a manner that encourages investment, economic growth and employment opportunities in Canada and to provide for the review of investments in Canada by non-Canadians that could be injurious to national security. The Canadian Investment Act generally prohibits implementation of a direct reviewable investment (based on certain thresholds) by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a WTO investor (or by a non-Canadian other than a WTO investor if, immediately prior to the implementation of the investment the Company was controlled by WTO investors) would be reviewable under the Canadian Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise; or (c) from a country considered a "Trade Agreement Investor" under the Canadian Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2021 threshold for WTO investors that are state-owned enterprises is $415 million based on the book value of the Canadian business' assets. The 2021 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors that are not state-owned enterprises is $1 billion (unless the WTO member is a party to one of a list of certain free trade agreements, in which case the amount is $1.5 billion), also based on the "enterprise value" of the Canadian business being acquired.

A non-Canadian, whether a WTO investor or otherwise, would be deemed to acquire control of the Company for purposes of the Canadian Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO investor if he or she is a "national" of a country (other than Canada) that is a member of the WTO or has a right of permanent residence in a country (other than Canada) that is a member of the WTO. A corporation or other entity will be a "WTO investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Canadian Investment Act. The U.S. is a WTO member. Certain transactions involving our common shares would be exempt from the Canadian Investment Act, including:

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

C.  Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the two years preceding the date of this Form 20-F are the following:

(a)

Assignment Agreement with Manchester Metropolitan University dated March 12, 2019, whereby Manchester Metropolitan assigned the patent, rights and technology to the Shoe Scanner technology to the Company for $30,000.

(b)	Memorandum of understanding with Abicom International Ltd. dated February 19, 2019, to assist in the continued development of the Company's Wi-Ti system and prototype.
(c)

Letter agreement with Aerowave Corporation dated October 17, 2019, whereby the Company acquired the finished goods and inventory held by Aerowave, in exchange the Company issued 50,000 common shares to Aerowave.

(d)

Letter of Intent with SDS Group Australia Pty Ltd dated June 9, 2020, to work together to position the Company's UAS for procurement focused evaluations following initial consultation with members of the Australian Government.

(e)

Consulting agreement with Douglas Smith, Chairman and a director of the Company, dated April 1, 2020, for services to the Company. The Company will pay Mr. Smith $250,000 per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears.

(f)	Acquisition agreement with Tetra effective June 4, 2021. The Company acquired all the outstanding Tetra shares for the sum of £350,000 payable in installments and satisfied in cash.

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

E.  Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a non-resident holder. This summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Treaty. This summary also takes into account the amendments to the Canadian Income Tax Act and the regulations publicly announced by the Canadian Minister of Finance prior to the date hereof and assumes that all such amendments or regulations will be enacted in their present form. However, no assurances can be given that such amendments or regulations will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Canadian Income Tax Act to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our Company. The Treaty provides that the Canadian Income Tax Act  standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Canadian Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents "taxable Canadian property", as defined in the Canadian Income Tax Act , to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended, U.S. Department of the Treasury regulations, published IRS rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

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

Passive Foreign Investment Company Status

We would be a PFIC if (taking into account certain "look-through" rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund", in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder's basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder's QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before November 30, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company's common shares constitute "marketable stock," which includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCQB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company's common shares, and accordingly, whether the common shares will be "marketable stock" for these purposes. Furthermore, there can be no assurances that the Company's common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending November 30, 2021 and do not expect to be classified as a PFIC for the year ending November 30, 2022. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending November 30, 2022 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

G.  Statements by Experts

The financial statements of our Company for the year ended November 30, 2021 included in this Annual Report have been audited by Manning Elliott LLP, Chartered Professional Accountants, with a business address at 1700 - 1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3, as stated in their reports appearing in this Annual Report and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

H.  Documents on Display

We are subject to the informational requirements of the Exchange Act, and we file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1024, Washington, DC, 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our Company referred to in this Form 20-F may be viewed at our offices, Suite -06 - 1045 West 8th Avenue, Vancouver, British Columbia V6H 1C3, or you may request them by calling our office at 604-729-2500. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The phrase "disclosure controls and procedures" refers to controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission, or SEC. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decision regarding required disclosure.

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of November 30, 2021, the end of the period covered by this Annual Report. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2021, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that the internal control over financial reporting has the following material weakness and significant deficiency in internal controls as of November 30, 2021:

1) The Company does not have a formal policy on closing the general ledger at fiscal year-end which resulted into cut-off errors in the expenses and accounts payable balances.

2) The Company does not have proper review in place to ensure all the significant transactions and balances are accounted for in the financial statements, in accordance with IFRS, including revenues, asset impairment, and the deferred tax balance.

3) The Company, due to its size, lacks proper segregation of duties in the accounting department.

4) The Company does not maintain proper corporate records regarding the minutes for Board of Director meetings.

This Annual Report does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

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

3) The Company will undertake a review to ensure that it has compensating controls where possible. The Company will also adopt formal review procedures by management to reduce the risk of errors.

4) The Company will document the minutes of director meetings in writing.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm on our internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Controls over Financial Reporting

During the period ended November 30, 2021, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Thomas Nash, Angelos Kostopoulos and Khalid M. Al-Ali. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

The Board of Directors has determined that Thomas Nash, Angelos Kostopoulos and Khalid M. Al-Ali, who are independent directors, are audit committee financial experts as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the fees billed for professional audit services for the audit of the Company's annual financial statements by Manning Elliott LLP, Chartered Professional Accountants, our principal external auditors, for the fiscal years ended November 30, 2021 and 2020, and fees billed for other services rendered during the fiscal years 2021 and 2020.

	Fiscal 2021	Fiscal 2020
Audit Fees	$37,000	$28,000
Audit Related Fees (1)	Nil	Nil
Tax Fees (2)	Nil	Nil
All Other Fees	Nil	Nil
Total	$37,000	$28,000

Notes:

(1) Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statement. This category includes fees related to consultation regarding generally accepted accounting principles.

(2) Tax Fees consist of fees for tax compliance, tax advice and tax planning. The fee includes the preparation of the Company's income tax returns, franchise tax reports, and other tax filings.

Our audit committee pre-approves all audit and non-audit services provided to the Company.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable. The change of the Company's independent registered public accounting firm effective as of July 8, 2020 from MNP LLP to Manning Elliott LLP was reported in the Company's Form 20-F for the financial year ended November 30, 2020 previously filed with the Commission.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See "Item 18 - Financial Statements".

ITEM 18.  FINANCIAL STATEMENTS

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report:

(a)

audited consolidated financial statements for the years ended November 30, 2021 and November 30, 2020, including: independent auditors' report by Manning Elliott LLP, Chartered Professional Accountants, consolidated statements of financial position, consolidated statements of loss and comprehensive loss, cash flows and changes in equity (deficiency), and notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended November 30, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Plymouth Rock Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Plymouth Rock Technologies Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at November 30, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for the years ended November 30, 2021, 2020 and 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2021 and 2020, and its financial performance and its cash flows for the years ended November 30, 2021, 2020 and 2019 accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 the Company has not generated positive cash flows from operations since inception. As at November 30, 2021, the Company has a working capital deficiency of $74,128 and an accumulated deficit of $13,867,962. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matter

As described in Note 3 to the consolidated financial statements, the Company acquired 100% of the issued and outstanding ordinary shares of Tetra Drones Ltd. ("Tetra Drones") which resulted in the recognition of an intangible asset related to customer relationships. Management assesses whether any indication of impairment exists at the end of each reporting period with respect to finite life intangible assets. In this assessment, management applies significant judgement to assess the existence of impairment indicators that could give rise to the requirement to conduct a formal impairment test. Due to the judgements and assumptions involved in the making this assessment, we identified this area as critical audit matter.

We have determined that the assessment of existence of impairment indicators for the customer relationships is a critical audit matter primarily due to the application of judgment in assessing specific factors such as (a) the high degree of auditor judgement and subjectivity in performing procedures relating to the assessment of indicators of impairment, (b) significant changes with an adverse effect on the use of the intangible asset and (c) current period cash flow or operating losses, combined with very little history of operations associated with the use of the customer relationships. This led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgements made by management in their assessment.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included amongst others, (a) evaluating the reasonableness of management's assessment of indicators of impairment with respect to the customer relationships, (b) completion of our own assessment of impairment indicators, (c) a review of matters that impact the Company's ability to continue operations, and (d) evaluating whether there were adverse economic changes in the Company's industry by considering external observable market inputs.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
May 2, 2022
We have served as the Company's auditor since 2020.

Manning Elliot LLP 1524

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

As at	Note	November 30, 2021	November 30, 2020

ASSETS

Current assets
Cash		$375,046	$24,713
Accounts receivable		11,848	2,786
Sales tax receivable		56,237	4,317
Inventories		11,086	19,695
Prepaid expenses	4	178,321	25,908
Due from related parties	8	-	2,500
Total current assets		632,538	79,919

Non-current assets
Equipment	5	294,188	66,818
Right of use asset	16	72,734	114,648
Intangible assets, net	3,6	549,679	-
Total assets		$1,549,139	$261,385

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	7	$608,385	$242,278
Lease liability	16	39,221	34,105
Current portion of loans payable	10	6,332	-
Due to related parties	8	52,728	46,355
Total current liabilities		706,666	322,738

Non-current liabilities
Lease liability	16	47,125	90,735
Loan payable	10	22,545	-
Total liabilities		776,336	413,473

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	8,12	11,834,582	7,376,763
Contributed surplus	12	2,709,790	1,298,487
Accumulated other comprehensive losses		96,393	65,790
Deficit		(13,867,962)	(8,893,128)

Total shareholders' equity (deficiency)		772,803	(152,088)

Total liabilities and shareholders' equity		$1,549,139	$261,385

Going concern - Note 1
Commitments - Note 15
Subsequent events - Note 20

These consolidated financial statements are authorized for issuance by the Board of Directors on May 2, 2022.

Approved on behalf of the Board:
"Thomas Nash"	"Angelos Kostopoulos"
Thomas Nash, Director	Angelos Kostopoulos, Director

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

		Years Ended November 30
	Note	2021	2020	2019
Sales	18	$184,396	$70,931	$28,257
Cost of sales		103,109	31,316	11,891
Gross profit		81,287	39,615	16,366

OPERATING EXPENSES
General and administrative	17	3,320,081	1,596,658	1,905,475
Selling	17	709,010	1,081,478	739,615
Research and development	17	985,006	386,044	399,720
Total expenses		5,014,097	3,064,180	3,044,810

OTHER INCOME (EXPENSES)
Written-off of inventories		-	-	(22,800)
Impairment of development assets		-	-	(1,315,678)
Impairment of goodwill		-	-	(256,874)
Interest income		-	193	14,226
Interest expense		-	(165)	(394)
Paycheck protection program	9	-	100,818	-
Foreign exchange loss		(42,024)	(517)	(2,322)
NET LOSS BEFORE INCOME TAX		(4,974,834)	(2,924,236)	(4,612,286)

Deferred income tax recovery		-	-	245,479
NET LOSS		(4,974,834)	(2,924,236)	(4,366,807)
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain		30,603	19,546	46,244

TOTAL COMPREHENSIVE LOSS		$(4,944,231)	$(2,904,690)	$(4,320,563)

LOSS PER SHARE, basic and diluted		$(0.09)	$(0.08)	$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, basic and diluted		53,075,143	37,525,451	32,157,904

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) (Expressed in Canadian dollars)

	Share capital
	Number of shares	Amount	Shares to be issued	Contributed Surplus	Deficit	Accumulated other comprehensive losses	Total
Balance, November 30, 2018	31,761,300	5,311,034	-	185,024	(1,602,085)	-	3,893,973

Net loss for the year	-	-	-	-	(4,366,807)	-	(4,366,807)
Shares issued for warrants exercised	910,300	187,120	-	-	-	-	187,120
Stock-based compensation	-	-	-	692,091	-	-	692,091
Shares issued for options exercised	125,000	37,500	-	-	-	-	37,500
Fair value of agent warrants exercised	-	127,254	-	(127,254)	-	-	-
Fair value of options exercised	-	13,590	-	(13,590)	-	-	-
Shares to be issued	-	-	22,811	-	-	-	22,811
Foreign currency translation	-	-	-	-	-	46,244	46,244
Balance, November 30, 2019	32,796,600	5,676,498	22,811	736,271	(5,968,892)	46,244	512,932

Net loss for the year	-	-	-	-	(2,924,236)	-	(2,924,236)
Shares issued for warrants exercised	1,233,334	246,667	-	-	-	-	246,667
Private placements	8,232,330	1,367,325	(22,811)	83,109	-	-	1,427,623
Share issuance costs	-	(38,727)	-	-	-	-	(38,727)
Shares issued as compensation	500,000	125,000	-	-	-	-	125,000
Stock-based compensation	-	-	-	479,107	-	-	479,107
Foreign currency translation	-	-	-	-	-	19,546	19,546
Balance, November 30, 2020	42,762,264	$7,376,763	$-	$1,298,487	$(8,893,128)	$65,790	$(152,088)

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) (Expressed in Canadian dollars)

	Share capital
	Number of shares	Amount	Contributed Surplus	Deficit	Accumulated other comprehensive gain	Total

Balance, November 30, 2020	42,762,264	$7,376,763	$1,298,487	$(8,893,128)	$65,790	$(152,088)

Net loss for the year	-	-	-	(4,974,834)	-	(4,974,834)
Foreign currency translation gain	-	-	-	-	30,603	30,603
Shares issued for warrants exercised	6,129,572	1,332,727	-	-	-	1,332,727
Fair value of warrants exercised	-	36,859	(36,859)	-	-	-
Shares issued for options exercised	425,000	222,500	-	-	-	222,500
Fair value of options exercised	-	158,106	(158,106)	-	-	-
Private placements	8,930,000	2,749,000	287,499	-	-	3,036,499
Fair value of broker warrants granted	-	(174,427)	174,427	-	-	-
Shares issued to finders	336,250	(100,500)	-	-	-	(100,500)
Cash paid to finders		(74,180)	-	-	-	(74,180)
Shares issued as compensation	656,250	307,734	-	-	-	307,734
Stock-based compensation	-	-	1,144,342	-	-	1,144,342

Balance, November 30, 2021	59,239,336	$11,834,582	$2,709,790	$(13,867,962)	$96,393	$772,803

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

	Years Ended November 30
	2021	2020	2019

Cash Provided By (Used In)

Operating Activities
Net loss for the year	$(4,974,834)	$(2,924,236)	$(4,366,807)
Items not affecting cash:
Stock-based compensation	1,144,342	479,107	692,091
Amortization expense	143,783	41,201	1,717
Interest accretion	14,760	20,449	-
Impairment of development assets	-	3,576	1,286,094
Impairment of goodwill	-	-	256,876
Write-off of inventory	-	-	22,800
Interest expense	-	-	394
Consulting fees	307,734	125,000	-
Deferred income tax recovery	-	-	(245,479)

Changes in non-cash working capital:
Sales tax receivable	(51,583)	2,993	(1,324)
Accounts receivable	(9,062)	(1,334)	(1,488)
Inventories	8,609	(19,695)	-
Prepaid expenses	(140,868)	77,590	(55,627)
Due from related parties	2,500	(22,570)	(20,673)
Due to related parties	(8,894)	36,320	9,792
Accounts payable and accrued liabilities	122,411	67,084	104,272
Net cash used in operating activities	(3,441,102)	(2,114,515)	(2,317,362)

Investing Activities
Purchase of equipment	(204,305)	(57,518)	(14,175)
Acquisition of Tetra, net of cash deficiency	(369,038)	-	-
Development expenses	-	(3,576)	-
Net cash used in investing activities	(573,343)	(61,094)	(14,175)

Financing Activities
Common shares issued for cash, net of share issuance costs	4,417,047	1,635,564	224,619
Lease payments	(48,175)	(48,473)	-
Repayment of loan payable	(42,430)	-	(52,256)
Net cash provided by financing activities	4,326,442	1,587,091	172,363

Increase (decrease) in cash	311,997	(588,518)	(2,159,174)

Effect of foreign exchange rate changes on cash	38,336	30,112	(1,401)
Cash, beginning of the year	24,713	583,119	2,743,694

Cash, end of the year	$375,046	$24,713	$583,119

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 206 - 1045 West 8th Avenue, Vancouver, B.C., V6H 1C3.

On March 10, 2016, the Company's common shares commenced trading on the CSE. On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

Since the Company completed its business acquisition with Plymouth Rock Technologies Inc. ("Plymouth Rock USA") in 2018, it has changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with the trading symbol "PRT" on November 1, 2018. As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA"), was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On March 26, 2021, the Company incorporated a subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK is to augment the Company's existing research and development of its drone technologies for the US and EMEA markets.

On June 4, 2021, the Company completed its acquisition of Tetra Drones Limited ("Tetra") (Note 3). The acquisition of Tetra provides the Company with drones production line in the United Kingdom.

Going Concern

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company's operations do not generate cash flows from operations. The Company has incurred losses since inception and has a comprehensive loss of $4,944,231 for the year ended November 30, 2021, (2020 - $2,904,690) and had an accumulated deficit of $13,867,962 (2020 - $8,893,128). The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self- sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations. These factors and uncertainty casts significant doubt about the Company's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is not expected to be profitable during the ensuing 12 months, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year ended November 30, 2021, the Company received net cash proceeds of $4,417,047 (November 30, 2020 - $1,635,564) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

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

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. Material uncertainties may come into existence that could influence management's going concern assumption. The duration and impact of the COVID-19 outbreak is currently unknown and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiaries, in future periods, such as:

•	This will and has impacted demand and testing for the Company's products and services in the near term and will and has impacted the Company's supply chains.
•	It may and has also impacted the availability of external funding sources during this year.
•	the effect on labor availability due to the severity and the length of potential measures taken by governments to manage the spread of the disease.

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

These Financial Statements are authorized for issue by the Board of Directors on May 2, 2022.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency. The functional currency of PRT USA is U.S. Dollars and the functional currency of PRT UK and Tetra is British Pound Sterling ("£"). The assets and liabilities of PRT USA, PRT UK and Tetra are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

Significant judgements and estimates used in preparing the Financial Statements include, but are not limited to the following:

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

(ii) Stock-based compensation

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

At November 30, 2019, Management was unable to project cash flows that can be generated from its CGUs and consequently, the intangible assets acquired and the goodwill generated from a previously completed business acquisition were determined to be impaired, therefore an impairment loss of $1,572,552 was charged for the 2019 year end. No impairment loss was recorded during the years ended November 30, 2020 and 2021.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2021. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(i) Going concern (continued)

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 3 was an asset acquisition.

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at November 30, 2021, the Company has customer relationships reported as intangible assets that are being amortized over a period of three years from date of acquisition.

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiaries are presented in the table below. PRT USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018. PRT UK was incorporated under the General Corporation Law for England and Wales on March 26, 2021 and Tetra was acquired on June 4, 2021.

Entity	Country of incorporation	Effective economic interest
PRT USA	United States of America	100%
PRT UK	United Kingdom	100%
Tetra	United Kingdom	100%

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets that are reflected in the consolidated statements of financial position consist of assets acquired through business combinations or assets acquisition. Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Accordingly, the Company does not amortize these intangible assets, but reviews them for impairment, annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Development costs for internally-generated intangible assets are capitalized when all of the following conditions are met:

•	technical feasibility can be demonstrated;
•	management has the intention to complete the intangible asset and use it;
•	management can demonstrate the ability to use the intangible asset;
•	it is probable that the intangible asset will generate future economic benefits;
•	the Company can demonstrate the availability of adequate technical, financial and other resources to complete the development and to use the intangible asset; and
•	costs attributable to the asset can be measured reliably.

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

Intangible assets with finite life are amortized over the estimated useful lives.

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

Equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (continued)

Amortization

Half of the normal amortization is taken in the year of acquisition for equipment with declining balance method. The amortization rates applicable to each category of property and equipment are as follows:

Computer equipment 55% declining balance

Furniture 20% declining balance
Leasehold improvements 30% declining balance
Demo equipment  20% declining balance

Vehicles 30% declining balance

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Stock-based compensation Share-based payment calculations have no effect in the Company's cash position.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

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

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains, and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, lease liability, loans payable and due to related parties.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest (continued)

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

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

Leases

The company adopted IFRS 16 effective December 1, 2019. The Company chose to adopt the modified retrospective approach on transition to IFRS 16 and has chosen not to restate comparative information in accordance with the transitional provisions in IFRS 16. As a result, the comparative information continues to be presented in accordance with the Company's previous accounting policies. The adoption of IFRS 16 resulted in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position. An amortization expense on the right-of-use asset and an interest expense on the lease liability has replaced the operating lease expense. IFRS 16 has changed the presentation of cash flows relating to leases in the Company's consolidated statements of cash flows, however, it does not cause a difference in the amount of cash transferred between the parties of the lease. In accordance with the transition of IFRS 16, the Company recognized a right-of-use asset and lease liability of $152,864 at the adoption date. When measuring lease liabilities, the Company's incremental borrowing rate applied was 15% per annum.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New IFRS standards that are effective for the current year

In October 2018, the IASB issued "Definition of a Business (Amendments to IFRS 3)". The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment on December 1, 2020 and has determined that there has been no material impact to the Company's consolidated financial statements.

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IAS 1 - Presentation of Financial Statements ("IAS 1") - Classification of Liabilities as Current or Noncurrent were amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of 'settlement' to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted.

IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use - The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier adoption is permitted.

These new and amended standards are not expected to have a material impact on the Company's consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. ACQUISITION

On June 4, 2021, the Company acquired the 100% issued and outstanding ordinary shares of Tetra from two arm's length parties for £350,000. Tetra was a privately held UK-based company which develops custom-made, Unmanned Aircraft Systems ("UAS"). The consideration of £350,000 ($579,682) is payable as follows:

1) An amount of £35,000 ($60,021) (paid) within 7 days after the date the Definitive Agreement were executed and delivered by all parties;

2) An amount of £35,000 ($60,479) (paid) within 21 days of the initial payment as described in instalment 1 above;

3) An amount of £140,000 ($236,411) (paid) within 120 days of the second instalment as described above; and

4) The remaining balance of £140,000 ($222,771) is included in accounts payable and accrued liabilities) and will be paid within 120 days of the third instalment.

The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

The allocation of the consideration for the purposes of the consolidated statements of financial position is as follows:

Total Consideration
Cash	$579,682

Net assets acquired (liabilities assumed)
Cash indebtedness	$(12,127)
Equipment	27,799
Prepaid expenses	11,131
Due to a related party	(13,699)
Bank loan	(40,447)
Accounts payable	(19,210)
Vehicle loan	(30,859)
Net assets acquired (liabilities assumed)	$(77,412)

Purchase price allocation
Net identifiable assets acquired	$(77,412)
Customer relationships	657,094
$579,682

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

4. PREPAID EXPENSES

As at November 30, 2021 and 2020, the Company's prepaid expenses consist of the following:

	November 30, 2021	November 30, 2020

Advertising and promotions	$127,664	$9,494
Rent	11,211	10,993
Other	39,446	5,421
	$178,321	$25,908

As at November 30, 2021, other includes $5,513 in prepayment to related parties (November 30, 2020 - $4,000) (Note 8).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

5. EQUIPMENT

	Computer	Furniture	Vehicles	Leasehold improvement	Demo equipment	Total
	$	$	$	$	$	$
Cost:
Balance at November 30, 2019	1,726	12,455	-	-	-	14,181
Additions	-	-	-	-	61,162	61,162
Foreign currency translation adjustment	(42)	(304)	-	-	(3,644)	(3,990)
Balance at November 30, 2020	1,684	12,151	-	-	57,518	71,353
Additions (Note 3)	22,664	7,244	16,243	3,881	184,484	234,516
Foreign currency translation adjustment	(320)	(124)	(229)	(55)	(2,255)	(2,983)
Balance at November 30, 2021	24,028	19,271	16,014	3,826	239,747	302,886

Accumulated Depreciation:
Balance at November 30, 2019	473	1,244	-	-	-	1,717
Amortization	702	2,283	-	-	-	2,985
Foreign currency translation adjustment	(41)	(126)	-	-	-	(167)
Balance at November 30, 2020	1,134	3,401	-	-	-	4,535
Amortization	561	2,055	1,201	287	-	4,104
Foreign currency translation adjustment	21	17	17	4	-	59
Balance at November 30, 2021	1,716	5,473	1,218	291	-	8,698

Net Book Value:
At November 30, 2020	550	8,750	-	-	57,518	66,818
At November 30, 2021	22,312	13,798	14,796	3,535	239,747	294,188

As at November 30, 2021, the demo equipment is under construction and thus it is not available for use. As a result, there was no amortization taken on the equipment.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. INTANGIBLE ASSETS

During the year ended November 30, 2021, the Company acquired Tetra, see Note 3. Included in the acquisition is the identifiable intangible asset, customer relationships valued at $657,094. The intangible asset is being amortized over its estimated useful life of 3 years.

Previously, the Company's intangible assets were composed of the assets acquired from the acquisition of Plymouth Rock USA. The Company is in the process of developing and commercializing the following intangible assets: (1) A Millimeter Remote Imaging from Airborne Drone ("Drone X1 System"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti"). These assets can remotely detect, locate and identify the presence of threats.

Cost:	Customer relationship	Drone X1 System	Shoe- Scanner	Wi-Ti	Total
Balance at November 30, 2018	$-	$868,547	$-	$372,234	$1,240,781
Additions	-	-	30,000	-	30,000
Impairment	-	(900,260)	(29,592)	(385,826)	(1,315,678)
Foreign currency translation adjustment	-	31,713	(408)	13,592	44,897
Balance at November 30, 2019 and 2020	-	-	-	-	-
Additions	657,094	-	-	-	657,094
Balance at November 30, 2021	657,094	-	-	-	657,094

Accumulated amortization:
Balance at November 2018, 2019 and 2020-	-	-	-	-	-
Amortization	(107,415)	-	-	-	(107,415)
	(107,415)	-	-	-	(107,415)
Net book value
Balance at November 30, 2020 and 2019-		-	-	-	-
Balance at November 30, 2021	$549,679	$-	$-	$-	$549,679

For impairment testing purpose, the Company identified that each intangible asset is a separate cash- generating unit ("CGU'). Management was unable to project cash flows that could be generated from each of the CGUs, and consequently an impairment loss to write-down the carrying amounts to $nil was recognized during the year ended November 30, 2019.

During the year ended November 30, 2019, the development costs of $399,720 were expensed as management was unable to demonstrate the future economic benefits to be generated from the utilization of the assets.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

7. ACCOUNTS PAYABLE

As at November 30, 2021 and 2020, the Company's accounts payable consist of the following:

	November 30, 2021	November 30, 2020

Professional fees	$92,078	$74,178
Funds to be returned to investors	43,046	43,046
Advertising costs	42,241	5,164
Due to former shareholder of Tetra	222,771	-
Payroll	33,173	-
Development costs	123,334	77,675
Others	51,742	42,215
	$608,385	$242,278

As at November 30, 2021, an amount of £140,000 ($222,771) (November 30, 2020 - $Nil) was payable to a former shareholder of Tetra in connection with the acquisition of Tetra, see Note 3.

8. RELATED PARTY TRANSACTIONS AND BALANCES

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

As at November 30, 2021, $Nil (November 30, 2020 - $2,500) was due from directors and officers of the Company.

As at November 30, 2021, $52,728 (November 30, 2020 - $46,355) was due to directors and officers of the Company as follows:

	November 30, 2021	November 30, 2020

Company controlled by Former Chief Financial Officer	$-	$3,865
Company controlled by Corporate Secretary	10,500	-
Chief Executive Officer of the Company	561	823
Director	41,667	41,667
	$52,728	$46,355

As at November 30, 2021, prepaid expenses include prepayments of $5,513 (November 30, 2020 - $4,000) to a company controlled by the corporate secretary.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the years ended November 30, 2021, 2020 and 2019, the Company entered into the following transactions with related parties:

	November 30, 2021	November 30, 2020	November 30, 2019
Management fees	$118,000	$114,125	$123,000
Consulting fees	307,734	166,667	-
Accounting fees	36,202	22,852	24,490
Rent	5,000	20,000	-
Stock-based compensation	410,132	271,993	260,145
Salaries and benefits to CEO	313,626	133,387	318,790
	$1,190,694	$729,024	$726,425

Management fees consisted of the following:

	November 30, 2021	November 30, 2020	November 30, 2019
Company controlled by Interim CFO and Corporate Secretary	$63,000	$55,125	$63,000
Company controlled by Former CFO	55,000	59,000	60,000
	$118,000	$114,125	$123,000

During the year ended November 30, 2021, the Company issued 656,250 (2020 - 500,000 and 2019 - nil) common shares valued at $307,734 (2020 - $166,667 and 2019 - $nil) to a director of the Company for consulting services (Note 12).

During the year ended November 30, 2021, accounting fees of $36,202 (2020 - $22,852 and 2019 - $24,490) and rent of $5,000 (2020 - $20,000 and 2019 - $nil) were paid or accrued to a Company controlled by the Former CFO.

During the year ended November 30, 2021, the Company had 1,725,000 stock options held by the CEO, Former CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2021 is as follows:

	November 30, 2021		November 30, 2020		November 30, 2019
	Number of options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)
CEO	600,000	$133,275	400,000	$44,455	400,000	$113,077
Former CFO	150,000	33,319	100,000	11,113	100,000	28,269
Corporate Secretary	150,000	33,319	100,000	11,113	100,000	28,269
Directors	825,000	210,219	1,050,000	205,312	250,000	90,530
	1,725,000	$410,132	1,650,000	$271,993	850,000	$260,145

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

9.    GOVERMENT ASSISTANCE RECEIVED

On May 4, 2020, the Company received a CARES Act Paycheck Protection Program Loan ("PPP Loan") of US$75,000 ($100,818). The PPP Loan bore interest at 1% per annum and was repayable monthly staring on December 4, 2020.

During the year ended November 30, 2020 , the PPA Loan was forgiven as the Company met the requirements and as a result, the amount of $100,818 was treated as a government grant and was offset against operating expenses on the consolidated statements of loss and comprehensive loss.

10. LOAN PAYABLE

As at November 30, 2021, the Company assumed the loan payable related to the vehicle acquired from Tetra as described in note 3. The interest rate and maturity date are as follows:

	Principal	Principal	Interest	Commencement	Maturity	Balance, November 30, 2021
Vehicle	£ 13,000	$30,859	6.95%	May 2, 2019	June 2, 2024	$28,877

The vehicle is collateral for the loan. In the event of default in payments, the interest is increased to 13.9% on the overdue amount. As at November 30, 2021, an amount of $6,332 represents the repayment of loan payable for the next 12 months period.

11.  CAPITAL MANAGEMENT

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2021, there were 59,239,336 common shares issued and outstanding (November 30, 2020 - 42,762,264).

As at November 30, 2021, the Company has Nil common shares (2020 - 607,500) held in escrow.

During the year ended November 30, 2021

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees . Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years.

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

During the year ended November 30, 2021, the Company issued 6,129,572 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,572 share purchase warrants at $0.20 to $0.50 per share.

During the year ended November 30, 2021, the Company issued 656,250 common shares with total fair value of $307,734 were issued as compensation for consulting fees to a director (note 8).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(a) Common Shares (continued)

During the year ended November 30, 2020

On September 30, 2020, the Company issued 50,000 common shares pursuant to the exercise of 50,000 share purchase warrants at $0.20 per share.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 8) valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of CDN$0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non- transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $40,055.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation. Each Unit consists of one common share and one-half of one non- transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

On September 24, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On September 22, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 8) valued at a total of $62,500.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12.   SHARE CAPITAL (continued)

(a)   Common Shares (continued)

On February 4, 2020, the Company arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 per unit for aggregate gross proceeds of up to $4,000,000 (the "Offering"). Each unit will be comprised of one common share and one-half of one non- transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 for two years from closing of the Offering. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement. And paid $4,400 to investors in connection with this cancelled private placement.

During the year ended November 30, 2019

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

During the year ended November 30, 2021

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees, options vested on grant date and with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was estimated to be $1,022,995 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant, options vested on grant date and with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,682 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

The Company also recorded $67,665 stock-based compensation related to prior years' stock options that were vested in the year. For the year ended November 30, 2021, the Company recorded an aggregate amount of $1,144,342 (November 30, 2020 - $479,107 and 2019 - $692,091) as stock-based compensation on the consolidated statements of loss and comprehensive loss.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(b) Stock options (continued)

During the year ended November 30, 2020

During the year ended November 30, 2020, 200,000 (2019 - 150,000) options issued to a director and a consultant were cancelled before vesting.

During the year ended November 30, 2019

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

Stock option transactions and the number of stock options outstanding as at November 30, 2021, 2020 and 2019 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, November 30, 2019	3,150,000	$0.30
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	0.58
Granted	1,700,000	0.73
Exercised	(425,000)	0.52
Balance, November 30, 2021	4,225,000	$0.65

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(b) Stock options (continued)

The following summarizes the stock options outstanding at November 30, 2021:

				Weighted average	Weighted
	Exercise	Numbers of options	Numbers of options	remaining contractual	average exercise
Expiry Date	Price	outstanding	exercisable	life (year)	price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	1.03	0.29
March 20, 2024	0.60	150,000	150,000	0.08	0.02
November 28, 2024	0.50	325,000	325,000	0.23	0.04
January 21, 2026	0.75	1,550,000	1,550,000	1.52	0.28
June 10, 2026	0.50	150,000	150,000	0.16	0.02
		4,225,000	4,225,000	3.02	0.65

(c) Share purchase warrants

During the year ended November 30, 2021

On August 9, 2021, the Company issued 5,916,250 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of

$0.50 per share until August 9, 2026.

On August 9, 2021, the Company also issued 325,750 warrants as finder's warrants as described in note 12(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $79,032.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(c) Share purchase warrants (continued)

On January 29, 2021, the Company issued 3,350,000 common share purchase warrants as part of the private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026.

On January 29, 2021, the Company also issued 222,400 warrants as finder's warrants as described in note 8(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until January 29, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

During the year ended November 30, 2020

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non- brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non- brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2021, 2020 and 2019 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2019	-	$-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,572)	0.01
Balance, November 30, 2021	9,991,242	$0.41

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(c) Share purchase warrants (continued)

The following summarizes the stock warrants outstanding at November 30, 2021:

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
May 15, 2022	0.20	160,500	0.01	0.00
September 30, 2022	0.50	400,582	0.03	0.02
January 29, 2026	0.25	3,188,160	1.33	0.08
August 9, 2026	0.50	6,242,000	2.93	0.31
		9,991,242	4.30	0.41

13.  FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, accounts receivable and due from related parties. The estimated fair values of cash, accounts receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

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

For the years ended November 30, 2021 and 2020, the fair values of the cash, accounts receivable, accounts payable, and amounts due to and from related parties, and loan payable approximate the book value due to the short-term nature.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short- term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

13. FINANCIAL RISK MANAGEMENT

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality financial institutions in Canada, USA and United Kingdom.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, leases, amounts due to and from related parties, and accounts payable that are denominated in US dollars and British Pound Sterling. A 10% fluctuations in the US dollar and British Pound Sterling against the Canadian dollar have affected comprehensive loss for the year by approximately $1,200 (2020 - $7,085 and 2019 - $1,100).

14. SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended November 30, 2021, 2020 and 2019, the Company has the following non-cash investing and financing activities:

	November 30, 2021 $	November 30, 2020 $	November 30, 2019 $
Non-cash financing activities:
Fair value of options granted and vested	1,144,342	479,107	-
Fair value of options exercised	158,106	-	13,590
Fair value of options cancelled and expired	-	-	59,553
Fair value of warrants granted	174,427	83,109	127,254
Fair value of warrants exercised	36,859	-	-
Shares issued for finders	100,500	-	-
Shares issued for options exercised	-	-	37,500
Shares issued for warrants exercised	-	-	187,120
Non-cash investing activities:
Shares to be issued for acquisition of inventory	-	-	22,800
Shares issued for consulting services	307,734	125,000	-

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15.  COMMITMENTS

As at November 30, 2021, the Company has the following commitments:

The Company signed a consulting agreement with an unrelated party whereby the consultant will assist the expansion of the Company's network in Europe. The agreement commenced in October 2021 for a period of 12 months with a monthly fee of $90,000.

PRT UK has a license fee agreement whereby it will lease a parcel of land for an annual fee of £1,500 until April 30, 2024.

PRT USA has a warehouse lease until June 3, 2022 with a monthly fee of US$1,500.

In November 2018, PRT USA entered into two-year lease agreement for leased premises (Note 16) in Plymouth, Massachusetts, commenced December 1, 2018 and ended on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: US$3,188 per month from December 1, 2021 to November 30, 2022; and US$3,284 per month from December 1, 2022 to November 30, 2023 (Note 16).

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of such number of common shares of the Company of equal value in four equal quarterly installments, in arrears (Note 8).

The Company has certain commitments related to key management compensation for approximately $35,875 per month with no specific expiry of terms (Note 8).

16.   RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use Assets

The following is the continuity of the cost and accumulated depreciation of right-of-use assets, for the year ended November 30, 2021 and for the year ended November 30, 2020:

Opening balance, December 1, 2019	$-
Recognition upon adoption of IFRS 16	152,864
Amortization expense	(38,216)
Balance, November 30, 2020	114,648
Amortization expense	(35,654)
Cumulative translation adjustment	(6,260)
Balance, November 30, 2021	$72,734

During the year ended November 30, 2020, the Company recognized right-of-use assets and corresponding lease liabilities upon the adoption of IFRS 16 related to its Massachusetts premises under lease (Note 15). The right-of-use assets are depreciated on a straight-line basis over the terms of the underlying lease agreements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

16.  RIGHT-OF-USE ASSETS AND LEASE LIABILITY (continued)

Lease liability

The following is the continuity of lease liability, for the years ended November 30, 2021 and 2020:

Opening balance, December 1, 2019	$-
Recognition upon adoption of IFRS 16	152,864
Lease payments	(48,473)
Interest on lease liability	20,449
Balance, November 30, 2020	$124,840
Lease payments	(48,175)
Interest on lease liability	14,760
Cumulative translation adjustment	(5,079)
Balance, November 30, 2021	$86,346
Current Portion	$39,221
Long-term portion	$47,125

As at November 30, 2021, the minimum lease payments for the lease liabilities are as follows:

Year ending:
2022	$48,943
2023	50,403
99,346
Less: Interest expense on ease liabilities	(13,000)

Total present value of minimum lease payments	$86,346

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

17.    BREAKDOWN OF EXPENSES

General and Administrative Expenses	Note	2021	2020	2019
Accounting and audit fees	8	$80,162	$67,282	$80,415
Amortization	5,6,16	143,783	41,201	1,717
Consulting fees	8	456,296	275,182	125,685
General office expenses		205,710	111,394	68,602
Insurance		21,837	11,928	5,416
Interest and accretion	16	14,760	20,449	-
Legal fees		191,686	74,528	103,535
Management fees	8	118,000	110,125	125,390
Rent	8	42,822	35,325	77,186
Stock-based compensation	8,12	1,144,342	479,107	692,091
Transfer agent and filing fees		82,825	77,919	111,709
Wages, salaries and benefits	8	817,858	292,218	513,729
Total		$3,320,081	$1,596,658	$1,905,475

Research and Development	2021	2020	2019
Labor	$930,269	$386,044	$399,720
Materials	54,737	-	-
Total	$985,006	$386,044	$399,720

Selling expenses during the year ended November 30, 2021 consisted of business development expenses amounting to $709,010 (2020 - $1,081,478; 2019 - $739,615).

18.  SEGMENTED INFORMATION

The Company operates in one business segment which is focusing on developing technologies as described in Note 1 in the USA and UK.

The Company's revenues were generated from operations in the USA and UK with no concentration of customers. All the long-lived assets are located in the U.S. and UK as of November 30, 2021 and 2020. The following table summarizes the revenue and long-lived assets by geographical location:

	Canada	USA	UK	Total

For the year ended November 30, 2021
Revenues	$-	$79,795	$104,601	$184,396
Gross Profit	-	27,703	53,584	81,287

For the year ended November 30, 2020
Revenues	$-	$70,931	$-	$70,931
Gross Profit	-	39,615	-	39,615

For the year ended November 30, 2019
Revenues	$-	$28,257	$-	$28,257
Gross Profit	-	16,366	-	16,366

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

18. SEGMENTED INFORMATION (continued)

Geographical information relating to the Company's non-current assets (other than financial instruments) is as follows:

	Canada	USA	UK	Total
For the year ended November 30, 2021
Equipment	$-	$147,395	$146,793	$294,188
Right of use asset	-	72,734	-	72,734
Intangible assets	-	-	549,679	549,679

For the year ended November 30, 2020
Equipment	$-	$66,818	$-	$66,818
Right of use asset	-	114,648	-	114,648

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19.  INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2021 and 2020:

	2021	2020	2019
Net loss before tax and comprehensive loss	(4,944,231)	$(2,924,236)	$(4,612,286)
Combined statutory tax rate	19% to 29.7%	27.00%	27.00%

Expected income tax (recovery)	$(1,278,990)	$(789,544)	$(1,245,317)
Permanent differences	310,228	-	-
Non-deductible items and others	19,811	44,866	61,781
Goodwill impairment	-	-	186,864
Change in estimates	-	-	(214,745)
Change in deferred tax assets not recognized	948,951	744,678	965,938
Income tax expense (recovery)	$-	$-	$(245,479)

Significant components of the Company's unrecognized deferred tax assets (liabilities) for the years ended November 30, 2021 and 2020 are shown below:

	2021	2020
Non-capital losses	$2,641,159	$1,711,987
Capital losses	21,062	21,062
Equipment	1,511	863
Share issuance costs	29,036	21,843
Intangible assets	397,156	386,345
Others	13,498	12,371
Net deferred tax assets	$3,103,422	$2,154,471

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19. INCOME TAXES (continued)

Non-capital losses carryforward:

The Company has non-capital loss carryforwards and net operating losses, for which no deferred tax asset has been recognized of approximately $9,703,024 (2020 - $6,111,538) which may be carried forward to apply against future income for Canadian, USA and United Kingdom income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	2021
2031	$2,937
2032	73,161
2033	59,622
2034	117,154
2035	122,790
2036	138,822
2037	127,413
2038	675,203
2039	2,350,798
2040	2,443,638
2041	3,591,486
TOTAL	$9,703,024

20. SUBSEQUENT EVENTS

(a) On December 31, 2021, the Company issued 78,125 common shares as compensation for consulting fees to a director valued at a total of $17,188.

(b) In February 2022, a 125,000 stock options with exercise price of $0.50 were cancelled.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Years Ended November 30, 2021 and 2020

INTRODUCTION

The following information, prepared as of May 2, 2022, should be read in conjunction with the audited consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the year ended November 30, 2021 as well as the audited consolidated financial statements of the Company for the year ended November 30, 2020; including the notes thereto. The financial statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial condition. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance. They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this MD&A and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the crisis has not altered the ability of the Company to progress and test its technologies. It is possible that COVID-19 may have other material adverse effect on the Company's business and financial condition, however the full effects of the impact are uncertain.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 206 - 1045 West 8th Avenue, Vancouver, B.C., V6H 1C3.

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

On March 10, 2016, the Company's common shares commenced trading on the CSE under the symbol "AXC". On November 1, 2018, upon the change in name, the Company started trading under the new trading symbol "PRT". On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

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

As at February 24, 2021, the Company's XV-S drone has passed more than 20 hours of flight testing. The XV-S is a fixed-wing UAS platform capable of vertical take-off and landing, removing the requirement for large runways or launch catapult and recovery nets, which are usually required by most fixed-wing drones. The XV-S can launch fully autonomously from an area as small as 100 square feet and operate for up to 4 hours.

On March 26, 2021, the Company incorporated a new subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK will be to augment the Company's existing research and development of the X-1 and X-V for the US and EMEA markets. Many of the UK consultants of the company have since become direct employees as the company expands its operations globally.

Effective February 1, 2021, Dr. Gianluca De Novi has been appointed to VP of Engineering. Dr. De Novi is a Harvard Faculty member, Director of the Medical Device and Simulation Laboratory at the Imaging Department of the Massachusetts General Brigham Hospital and CEO at XSurgical Robotics. Dr. De Novi, was formerly a Scientific Advisor and then transitioned to VP of Engineering as the company accelerates the market deployment of its shoe scanner and CODA-1 threat detection systems.

On September 2, 2021, the Company sold custom drones to Survey-AR to deliver a drone swarm test capability. The project will assess an autonomous drone swarm system to optimize weather and air quality monitoring in atmospheric boundary layer environments with particular importance in urban and industrial areas. Plymouth Rock Technologies will be supplying a fleet of Unmanned Aircraft Systems (UAS) which will autonomously operate together to form a 'swarm'.

On September 9, 2021, the Company has completed the qualification for ISO 9001:2015 and has been accredited this under certificate 377662021. ISO is one of the most rigorous and well-regarded standards in the world. The implementation and application of ISO reinforces our company focus on creating products and services, measured against global benchmarks of industry excellence.

On September 21, 2021, the Company sold custom drones and training services to Cranfield University in collaboration with the UK Civil Aviation Authority (CAA) National Beyond Visual Line of Sight Experimentation Corridor (NBEC). The goal of the NBEC is to provide a safe, managed environment to test and develop concepts, principles, and related technologies to enable flying unmanned aircraft systems beyond visual line of sight (BVLOS) in non-segregated airspace.

On October 13, 2021, Aardvark LLP ("Aardvark") have issued a purchase order for a PRT XV-L Fixed-wing Vertical Take-off and Landing (VTOL) Unmanned Aircraft System (UAS) to perform long-range security and environmental operations in remote locations. This is expected to add revenues to the Company for the year as well as establish Aardvark as a significant client of the Company.

On October 26, 2021, The company has announced the delivery of several new orders for environmental monitoring and petrochemical inspection. Environmental monitoring will be carried out with PRT X-Lite series drones, equipped with a winch and collection cup for deep water sampling. This will study plastic particulates in water and other microbiological impact. The drones will be operated by Swiss University, ETH Zürich

On February 9, 2022,The company secured a contract for Large, Long-range Unmanned Aircraft Systems as per announcement dated. The end use of for the aircraft is for long range natural resource monitoring. Initial deliveries are anticipated to take place by April 2022.

On February 16, 2022, Plymouth received an order for an Unmanned Aircraft System(UAS) for beyond visual line of sight (BVLOS) operations. Delivery will be to the Norfolk constabulary, in Norfolk, United Kingdom, before April 2022.

On February 26, 2022 Plymouth been awarded a cooperative research and development agreement (CRADA) for its SSI Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates research and development (R&D) collaboration between one or more federal laboratories and one or more non-federal entities.

On March 8, 2022 Plymouth has joined the Naval Aviation Systems Consortium and Launches new customer focused website and currently engaged in procurement requests with the US department of defense.

On April 1, 2022, the Company announced that the Company has been delayed in filing its audited financial statements as a result of Covid-19 related and other delays in obtaining information with respect to a U.K. subsidiary acquired during the fiscal period. The Company has applied for, and has been granted, a management cease trade order (the "MCTO") by the British Columbia Securities Commission.

Business Acquisition

On June 4, 2021, the Company signed a definitive acquisition agreement outlining the terms and conditions with respect to an acquisition of Tetra Drones Ltd. ("Tetra Drones" or "Tetra"), an arm's length, privately held, UK-based company a developer of custom-made, high-performance and niche Unmanned Aircraft Systems (UAS). The acquisition of Tetra provides Plymouth with a U.K. based production and sales team with a record of success.

The Company acquired all of the then issued and outstanding shares of Tetra Drones. Tetra Drones has issued and outstanding share capital of 100 ordinary shares held by the sole Shareholder, Mr. Ben Pickard.

Pursuant to the share purchase agreement, the Company acquired Tetra for the sum of £350,000 GBP ($579,682 CAD), payable on an installment basis as follows:

  £35,000 ($60,021 CAD) within seven days of execution of a definitive agreement, paid on June 12, 2021.
  £35,000 ($60,479 CAD) within 21 days of the first payment, paid on July 9, 2021.
  £140,000 ($236,411 CAD) within 120 days of the second payment ("the third payment"), and
  £140,000 ($222,771 CAD) within 120 days of the third payment.

As a result of the acquisition, the Company now owns all outstanding shares of Tetra and will assume Tetra's existing liabilities. The principal owner of Tetra became part of the Company's management and shall be paid a monthly salary along with bonus shares or other equity instruments at the discretion of the board. All expenses related to the transaction were paid by the Company.

The fair value of net liabilities of Tetra amounted to $77,412 as at the date of acquisition. The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

DEVELOPING TECHNOLOGIES

The Company's core technologies include: (1) A Millimeter-wave Remote Imaging system from Airborne Drone ("MiRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Two microwave radar systems for stand-off threat detection ("CODA") and screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication). In addition, the Company launched on October 15, 2019 its newest technology, the "PRT-X1", a next generation Unmanned Aerial System (UAS) drone. In early 2021 the Company launched its newest UAS drone, the PRT-XV, a fixed wing UAS platform with the added capability of verticle take-off and landing (VTOL).

MiRIAD (Millimeter-wave Remote Imaging from Airborne Drone) Updates

Increasing threat of terrorist activities, rising territorial conflicts, and geopolitical instabilities have led to the rise in the demand for threat detection systems. Also, increasing need for large-scale surveillance systems at public and commercial places is driving the demand for threat detection equipment.

The threat detection systems market is led by the public infrastructure that is further segmented into airports, railway stations, sports stadiums, shopping malls, pilgrimages, and others. The high demand for threat detection devices from airport security agencies and shopping malls, especially for explosive detectors, video surveillance systems, and biometric systems, is one of the major factors driving the growth of the threat detection systems market for the public infrastructure application.

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

In Q1 2021 the company updated the design of the MiRIAD sensors with digital signal processors to process the image data received from the sensors. Fully integrated units with antennas will commence testing in Q3 2021.

Another key application for the MiRIAD sensor mounted to a UAS is for critical infrastructure inspection such as railways, buildings, bridges, roads, gas and oil pipelines to name just a few.

Due to funding issues in Q3/Q4 2021 the MiRIAD sensor development was put on hold. We expect to complete the development and testing in Q3 2022.

Millimeter Wave, Shoe Scanning Technology

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

On October 29, 2020 the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings

On September 7, 2020 the company submitted a BAA (Broad Agency Announcement) to the Transport Security Administration (TSA) Innovation Task Force (ITF) for its MMW shoe-scanning technology to be used in airports for safe, stand-off detection of threats.

On November 19, 2020, the SS1 Shoe-Scanner was accepted into the Transport Security Administration (TSA) Innovation Task Force (ITF) evaluation process. A unit was scheduled to be delivered to TSA in Q3 2021 for testing at TSA Laboratories. This timeline has slipped into Q4 2021 due to critical semiconductor components not being readily available from US distributors and resellers.

In December of 2020 the company started a low-rate-initial-production (LRIP) of the SS1 shoe scanners. One unit for the TSA evaluation (airport security) and 4 other units for demonstrations to various interested customers for applications such as theft prevention, prisons and correctional institutes for smuggling of contraband and federal facility security.

Wi-Ti Updates

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

In Q4 2020 the company made numerous laboratory tests to prove the Wi-Ti concept and started the process of writing a detailed invention report to file an application for patent.

On December 8, 2020 the company prepared a trademark application for the mark Wi-Ti class 009 - System for detecting threats, such as concealed weaponry, within a Wi-Fi enabled environment and electronic filing of the same with the USPTO (United States Patent and Trademark Office).

On December 15, 2020 the company filed the Trademark Application for Wi-Ti in Class 009.

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

On August 19, 2020 the company signed a Re-seller and Purchase Agreement with Trendset Communication Group ("TCG") of 40498 Mound Rd., Sterling Heights, MI 48310 for their PRT X1 UAS drones. Trendset Communications Group (TCG) is an integrator of RF and related systems with a dedicated support staff to plan, deploy, support by way of maintenance services, systems in the field.

As of the end of November 2020, the PRT-X1 is starting its low rate demonstration phase. Multiple X1 systems are being manufactured for various applications and targeted customers.

As at the year ended November 30, 2021, PRT-X1 demonstration units have been sold to customers for various applications such as oil and natural gas pipeline inspection/security and agriculture/environmental missions.

PRT-XV Updates

The PRT XV is a fixed-wing UAS platform with the added capability of vertical take-off and landing (VTOL).

This unique capability allows operators to extend their operational range while removing the requirement for a large runway - the XV can launch from an area as small as 8 square meters fully autonomously and operate for up to 7 hours.

As at the year ended November 30, 2021, the PRT-XV has been prototyped and demonstrated to interested customers.

It has begun its low rate demonstration phase that had continued into Q4 of fiscal year 2021.

The following table shows the Company's expenditures on its Developing Technologies recognized in Research and Development expenses:

	November 30,
Research and Development by Technology	2021	2020	2019
Aerowave	$57,181	$1,452	$-
X-1	484,850	184,634	-
XV	129,352	-	-
Shoe Scanner	232,501	73,493	-
CODA	75,816	2,632	-
MiRIAD	5,306	100,887	-
Wi-Ti	-	22,946
Total	$985,006	$386,044	$-

		November 30, 2021
Demo Equipment Capitalized		Cost - USD	Cost - GBP	Cost - CAD
X1 - 1	US$	16,378	£58,551	$120,454
X1 - 2		30,829	-	39,437
X1 - 3		11,308	-	14,465
X1 - 4		11,308	-	14,465
X1 - 5		11,308	-	14,465
X1 - 6		2,435	-	3,115
XV		26,068	-	33,346
Total	US$	109,634	£58,551	$239,747

The R&D expenses incurred for the X1/XV and shoe-scanner were primarily design and process documentation related. The CODA expenses were related to testing of prototypes and software discovery and upgrades. Tetra expense was for the transfer of "know-how" of the Tetra products and the MiRIAD expense was for NDT (Non-Destructive Testing) of various infrastructure for structural integrity.

RESULTS OF OPERATIONS

Selected Annual Information

The following table provides a brief summary of the Company's financial operations for the last three fiscal years. This information has been presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar. For more detailed information, please refer to the November 30, 2021, 2020 and 2019 audited financial statements.

	Year Ended November 30, 2021	Year Ended November 30, 2020	Year Ended November 30, 2019
Revenues	$184,396	$70,931	$28,257
Interest income	-	193	14,226
Net income (loss) for the year	(4,974,834)	(2,924,236)	(4,366,807)
Basic and diluted earnings (loss) per share	(0.09)	(0.08)	(0.14)
Total assets	1,549,139	261,385	739,990
Total long term liabilities	69,670	90,735	-
Cash dividends	-	-	-

Year ended November 30, 2021 and 2020

During the year ended November 30, 2021, the Company had a comprehensive loss of $4,944,231 compared to a comprehensive loss of $2,904,690 for the year ended November 30, 2020. The increase in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2021 amounted to $184,396 (November 30, 2020 - $70,931) with gross profit of $81,287 (November 30, 2020 - $39,615) resulting in a gross margin of 44%
  (November 30, 2020 - 56%). The Company's sales for the year include waveguide components and drone parts. The increase in gross profit resulted from the new sales introduced by the Tetra Drones Acquisition.
  Accounting and audit fees of $80,162 (November 30, 2020 - $67,282). This includes an accrual for the Company's audit fees. Additionally, part of this amount consisted of accounting fees paid to a Company controlled by the Former CFO (See Transactions with Related Parties). The amount increased in the current year due to the additional complexities brought about by the set-up of a new company and the acquisition of a new subsidiary.
8

  Amortization in the amount of $143,783 (November 30, 2020 - $41,201) pertains to amortization of customer relationships acquired from Tetra Drones, equipment and right-of-use asset due to the recognition of the Company's leased premises in accordance with IFRS 16. No amortization was charged on Demo equipment as they were still in the process of being built as of November 30, 2021.
  Business development expenses of $709,010 (November 30, 2020 - $1,081,478) decreased due to timing of various business development initiatives. In the current year, the main business development expenditures were on native ad campaigns. During the year in 2020, the expenditures were on search engine optimization, native ad campaigns, and various investor presentations. Furthermore, the new marketing contracts were signed during the year and the expenditures are expected to increase over the next quarter.
  Consulting fees of $456,296 (November 30, 2020 - $275,182) increased during the year due to an agreement with a Director of the Company to perform consulting services. The director was compensated in common shares. (See Transactions with Related Parties)
  Consulting fees related to research and development of $930,269 (November 30, 2020 - 386,044) increased due to additional expenditures on enhancement of the Company's current technologies which includes MIRIAD, CODA, Tetra, Shoe-Scanner, X-1 and XV. The amounts consist of payments made for consultants (see PRT-X1 Updates).
  General office expenses of $205,710 (November 30, 2020 - $111,394) increased due to business expansion and an increase in activities to support the company's developments projects.
  Legal and professional fees of $191,686 (November 30, 2020 - $74,528) increased due to legal fees incurred in the acquisition of Tetra Drones, the set-up of a new subsidiary in the UK and more security issuances during the year as compared to that of 2020 and other legal consultations during the year.
  Management fees of $118,000 (November 30, 2020 - $110,125) were higher due to increased fees of related parties resulting from the increase in scope of services. (See Transactions with Related Parties)
  Rent of $42,822 (November 30, 2020 - $35,325) is slightly high due to acquisition of Tetra Drones in current year.
  Stock-based compensation of $1,144,342 (November 30, 2020 - $479,107) refers to the portion of the value of the stock options granted by the Company which are expensed during the year (See Capital Stock). During the year ended November 30, 2021 Company granted 1,700,000 options compared to previous year of Nil. 425,000 stock options were exercised (2020 - Nil). Part of this expense is the value of 1,725,000 stock options held by related parties with vested amount of $410,132 for the year ended November 30, 2021 (2020 - 1,650,000 options held, vested value of $271,993). (See Transactions with Related Parties)
  Transfer agent and filing fees of $82,825 (November 30, 2020 - $77,919) was greater due to more issuance of shares and closing of a Private Placement during the year.
  Wages, salaries and benefits of $817,858 (November 30, 2020 - $292,218) is higher because last year Company received Government assistance during the COVID crises for wages and salaries which was offset against wages and salaries expense in previous year. This was aggravated by the expansion of manpower in the overseas subsidiaries.
  Foreign currency translation gain of $30,603 (November 30, 2020 - $19,546) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entities to Canadian dollars for consolidated financial reporting purposes. This was a reversal of the loss in prior year primarily due to fluctuations of currency.
9

FOURTH QUARTER

During the quarter ended November 30, 2021, the Company had a net loss of $1,713,366 compared to a net loss of $625,644 of quarter ended November 30, 2020. The increase in net loss was mostly caused by the following:

  Business development of $375,014 (2020 - $113,551);
  Consulting fees of $199,829 (2020 - 170,462);
  Management fees of $36,250 (2020 - $36,000);
  Office and administrative expenses of $72,821 (2020 - $22,930);
  Stock-based compensation of $215,134 (2020 - $28,961);
  Research and development costs of $326,529 (2020 - $136,774);
  Wages, salaries and benefits of $308,037 (2020 - $142,975); and
  Transfer agent and filing fees of $24,030 (2020 - $21,965).

During the quarter ended November 30, 2021, the Company recognized government grant income of $nil (2020 -$100,818) relating to the Paycheck Protection Program.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	November 30,	August 31,	May 31,	February 29,
	2021	2021	2021	2021
Total Revenues, including interest income	$ 65,372	$ 96,484	$ 2,942	$ 19,598
Net loss	(1,713,366)	(887,777)	(1,086,008)	(1,287,685)
Basic and diluted loss per common share	(0.04)	(0.01)	(0.02)	(0.03)

	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	November 30,	August 31,	May 31,	February 29,
	2020	2020	2020	2020
Total Revenues, including interest income	$ 25,206	$ 20,777	$ 24,585	$ 556
Net loss	(625,644)	(823,776)	(626,880)	(847,936)
Basic and diluted loss per common share	(0.00)	(0.02)	(0.02)	(0.03)

The higher net loss in 2021 compared with 2020 was primarily due the higher stock-based compensation and business development expenditures in 2021 as well as increase in wages, salaries and benefits. Furthermore, the reduced 2020 losses relate in part to decreased operations and management decreasing compensation costs in response to the COVID-19 pandemic as well as some relief from government incentives. The net loss increased in the quarters ended 2021 compared with the 2020 quarters primarily due to increase in research and development as well as the ramp up of operations in 2021 following the easing of restrictions brought about by the pandemic.

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

At year ended November 30, 2021, the Company had $632,538 in current assets (November 30, 2020 - $79,919) and $706,666 in current liabilities (November 30, 2020 - $322,738) for a working capital deficiency of $74,128 compared to a working capital deficiency of $242,819 as at November 30, 2020. The decrease in the working deficit to current working capital is primarily due to a significantly higher cash balance due to equity issuances.

At year ended November 30, 2021, the Company had a share capital balance of $11,834,582 (November 30, 2020 - $7,376,763) and an accumulated deficit of $13,867,962 (November 30, 2020 - $8,893,128). The increase share capital is primarily due to private placements, warrant exercises, and option exercises that have occurred during the year.

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

Detailed discussions related to the Company's cash flows during the year ended November 30, 2021

Cash balances increased by a total of $350,333 during the year ended November 30, 2021
(November 30, 2020 - decreased by $558,406). This is mainly due to the issuance of 8,930,000 shares through private placement and shares issued in relation to 6,129,572 warrants exercised and 425,000 options exercised for aggregate net proceeds of $4,417,047.

During the year ended November 30, 2021, cash used in operating activities was $3,441,102 compared to cash used in operating activities of $2,114,515 during the year ended November 30, 2020. The increase in cash used was primarily due to payments for the research and development, wages & salaries, consulting and legal fees.

Cash used in investing activities during the year ended November 30, 2021 was $573,343 (November 30, 2020 - $61,094). The cash used in investing activities were primarily for equipment purchases for the development of demo equipment and the cash payment for the acquisition of Tetra Drones completed during the current year.

Cash provided by financing activities during the year ended November 30, 2021 was $4,326,442 compared to cash provided by financing activities of $1,587,091 during the year ended November 30, 2020. The increase was primarily due to the private placement completed during the year in addition to option and warrant exercises. This was partially offset by lease payments and some loan payments during the year.

The effect of foreign exchange rates on cash during the year ended November 30, 2021 amounted to $38,336 (November 30, 2020 -$30,112).

PROPOSED TRANSACTIONS

The Company has no proposed transactions for the year ended November 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: USD$3,005 per month from December 1, 2019 to November 01, 2020; USD$3,095 per month from December 1, 2020 to November 30, 2021; USD$3,188 per month from December 1, 2021 to November 30, 2022; and USD$3,284 per month from December 1, 2022 to November 30, 2023.

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

On June 9, 2020, the Company entered into a Letter of Intent (LOI) with SDS Group Australia Pty Ltd ("SDS"), a leading provider of best of breed products and equipment to the Australian security and defense industries. Pursuant to the LOI, the Company will work with SDS to position the Company's Unmanned Aircraft Systems (UAS) for procurement focused evaluations following initial consultation with member of the Australian Government. As of end of May 2021 two X1 UAS units have been delivered to SDS for initial testing. These will be used for "bush" fire location identification.

On August 25, 2020, the Company signed the re-seller and purchase agreement with an arm's length company to become the first authorized re-seller of the Company's X1 Unmanned Aerial Vehicles (UAV) and related sensor payloads. Trendset Communications is currently ready to take delivery of the first line item (X1 UAS) on the purchase order. These UAS will be primarily used for infrastructure inspection (NDT

On June 4, 2021, the Company completed the acquisition of all outstanding shares of Tetra Drones Ltd.("Tetra Drones") for a total consideration of GBP350,000. As of report date, the Company still has GBP140,000 payable to the previous owner of Tetra Drones (see Business Overview).

On September 13, 2021, the Company signed a consulting agreement with an arm's length party to analyze and assess the opportunities to broaden the Company's shareholder base and expand the Company's network within Europe. The total contract price for this agreement is $90,000 for 12 months commencing on October 1, 2021.

On September 20, 2021, the Company signed a services agreement with an arm's length party to provide media tools to boost the Company's business prospects. The total contract price for this campaign is $63,085 (US$50,000).

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

As at November 30, 2021, $Nil (November 30, 2020 - $2,500) was due from directors and officers of the Company.

As at November 30, 2021, $52,728 (November 30, 2020 - $46,355) was due to directors and officers of the Company:

	November 30, 2021	November 30, 2020
Company controlled by the Former CFO	$-	$3,865
Company controlled by the Corporate Secretary	10,500	-
CEO of the Company	561	823
Director	41,667	41,667
	$52,728	$46,355

As at November 30, 2021, $5,513 (November 30, 2020 - $4,000) prepayment to directors and officers of the Company:

	November 30, 2021	November 30, 2020
Company controlled by the Corporate Secretary	$5,513	$-
Former Director	-	4,000
	$5,513	$4,000

During the years ended November 30, 2021, 2020 and 2019, the Company entered into the following transactions with related parties:

	November 30, 2021	November 30, 2020	November 30, 2019
Management fees	$118,000	$114,125	$123,000
Consulting fees	307,734	166,667	-
Accounting fees	36,202	22,852	24,490
Rent	5,000	20,000	-
Share-based payments	410,132	271,993	260,145
Salaries and benefits to CEO	313,626	133,387	318,790
	$1,190,694	$729,024	$726,425

Management fees consisted of the following:

	November 30, 2021	November 30, 2020	November 30, 2019
Company controlled by Corporate Secretary	$63,000	$55,125	$63,000
Company controlled by CFO	55,000	59,000	60,000
	$118,000	$114,125	$123,000

Consulting fees of $307,734 (2020 - $166,667) were paid or accrued in common shares to Douglas Smith, a Director. During the year ended November 30, 2021, 656,250 shares valued at $307,734 were issued for consulting services to him representing the period of December 1, 2020 to November 30, 2021.

During the year ended November 30, 2021, accounting fees of $36,202 (2020 - $22,852) and rent of $5,000 were paid or accrued to a Company controlled by the Former CFO (2020 - $20,000 paid to a company controlled by a George Stubos, a Former Director).

During the year ended November 30, 2021, 1,725,000 options were held by the CEO, Former CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2021 is as follows:

	November 30, 2021		November 30, 2020
	Number of options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)
Dana Wheeler, CEO	600,000	$133,276	400,000	$44,455
Zara Kanji, Former CFO	150,000	33,319	100,000	11,113
Vivian Katsuris, Corporate Secretary	150,000	33,319	100,000	11,113
Angelos Kostopoulos, Director	150,000	479	150,000	16,670
George Stubos, Former Director	-	-	450,000	68,197
Tim Crowhurst, Director	75,000	10,204	150,000	40,918
Douglas Smith, Director and Chairman	300,000	1,536	300,000	79,527
Dr. Khalid Al-Ali, Director	150,000	99,000	-	-
Thomas Nash, Director	150,000	99,000	-	-
	1,725,000	$410,132	1,650,000	$271,993

As at November 30, 2021, 4,225,000 options were vested, and stock-based compensation amounting to $1,144,342 (2020 - $479,107) was recognized in profit or loss; of which $410,132 (2020 - $271,933) were for the Company's officers and directors as above.

On July 31, 2020, George Stubos resigned as a Director of the Company (see Directors). Out of 450,000 options held by him, 200,000 were cancelled during the year ended November 30, 2020. As at November 30, 2021, 125,000 stock options granted to a Company controlled by him will be cancelled if not exercised by November 28, 2024.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the audited consolidated financial statements for the year ended November 30, 2021 that are available on SEDAR at www.sedar.com.

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

For the years ended November 30, 2021 and 2020, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short term nature.

As at November 30, 2021 and 2020, the Company's financial instruments are classified as follows:

As at November 30, 2021	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	375,046	-	-	375,046
Accounts receivable	11,848	-	-	11,848
Total financial assets at fair value	386,894	-	-	386,894
Financial liabilities at amortized cost
Accounts payable	608,385	-	-	608,385
Due to related parties	52,728	-	-	52,728
Total financial liabilities at fair value	661,113	-	-	661,113

As at November 30, 2020	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	24,713	-	-	24,713
Accounts receivable	2,786	-	-	2,786
Due from related parties	2,500	-	-	2,500
Total financial assets at fair value	29,999	-	-	29,999
Financial liabilities at amortized cost
Accounts payable	242,278	-	-	242,278
Due to related parties	46,355	-	-	46,355
Total financial liabilities at fair value	288,633	-	-	288,633

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

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $1,200
(November 30, 2020 - $7,085).

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at November 30, 2021 and report date, the following table summarizes the outstanding share capital, stock options, and share purchase warrants of the Company:

	As at
	November 30, 2021	Report Date
Common shares	59,239,336	59,317,461
Stock Options	4,225,000	4,100,000
Share Purchase Warrants	9,991,242	9,991,242

Transactions after the year ended November 30, 2021:

Subsequent to November 30, 2021, the Company issued 78,125 common shares at $0.22 per share for consulting fees.

Subsequent to November 30, 2021, the 125,000 stock options with exercise price of $0.50 were cancelled.

During the year ended November 30, 2021:

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees . Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years.

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

During the year ended November 30, 2021, the Company issued 6,129,572 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,572 share purchase warrants at $0.20 to $0.50 per share.

During the year ended November 30, 2021, the Company issued 656,250 common shares were issued as compensation for consulting fees to a director (Note 8) valued at a total of $307,734.

During the year ended November 30, 2020:

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 CAD (the "Offering").. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of CDN $0.15 per unit for gross proceeds of $469,250.10. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warran(a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of CDN $0.20 per share until April 24, 2022.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of CDN$0.15 per unit for gross proceeds of $557,825 Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of CDN $0.20 per share until May 15, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,238 in share issuance costs.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of CDN$0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $40,055.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director valued at a total of $62,500.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

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

Stock Options

During the year ended November 30, 2021, 100,000 options were exercised at $0.60 per share and 325,000 options were exercised at $0.50 per share.

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant, options vested on grant date and with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,682 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees, options vested on grant date and with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was estimated to be $1,022,995 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2021 amounted to $1,144,342 (November 30, 2020 - $479,107).

Stock option transactions and the number of stock options outstanding as at November 30, 2021, November 30, 2020 and November 30, 2019 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2019	3,150,000	$0.30
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	0.58
Granted	1,700,000	0.73
Exercised	(425,000)	0.52
Balance, November 30, 2021	4,225,000	$0.65

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	1.03	0.29
March 20, 2024	0.60	150,000	150,000	0.08	0.02
November 28, 2024	0.50	325,000	162,500	0.23	0.04
January 21, 2026	0.75	1,550,000	1,550,000	1.52	0.28
June 10, 2026	0.50	150,000	150,000	0.16	0.02
		4,225,000	4,225,000	3.02	0.65

Share Purchase Warrants

On August 9, 2021, the Company granted 5,750,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 492,000 warrants to finders in connection with the Private Placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $119,425.

On January 29, 2021, the Company granted 3,350,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026. During the year ended November 30, 2021, 30,000 warrants were exercised at $0.25 per share.

On January 29, 2021, the Company also granted 222,400 warrants to finders in connection with the Private Placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. During the year ended November 30, 2021, 4,240 warrants were exercised at $0.25 per share. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

During the year ended November 30, 2021, 6,129,572 warrants were exercised at $0.22 per share.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2021, November 30, 2020 and 2019 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2019	-	$-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,572)	0.01
Balance, November 30, 2021	9,991,242	$0.41

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
April 24, 2022	0.20	-	-	0.00
May 15, 2022	0.20	160,499	0.01	0.00
September 30, 2022	0.50	400,582	0.03	0.02
January 29, 2026	0.25	3,188,160	1.33	0.08
August 9, 2026	0.50	6,242,000	2.93	0.31
		9,991,242	4.30	0.41

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

The Company appointed Douglas Smith to its Board of Directors on April 29, 2020 and named him as Chairman on May 13, 2020.

The Company appointed Dr. Khalid M. Al-Ali to its Board of Directors on July 9, 2020.

On July 31, 2020, George Stubos resigned as a Director of the Company. The Company then appointed Thomas Nash to the Board of Directors on the same date.

On November 22, 2021, Zara Kanji resigned as the Chief Financial Officer and was replaced in the interim by Vivian Katsuris, PRT's Corporate Secretary, who served as CFO of the Company from August 2014 to January 2018.

On January 13, 2022, the company appointed Susan Gardner as the company's CFO.

Current Directors and Officers of the Company are as follows:

Dana Wheeler, President, CEO and Director

Susan Gardner, CFO

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

The company is currently at the inflection point of moving from design/development of prototypes to Low-Rate-Initial-Production (LRIP). Commercializing the products is a major step in the companies' strategic growth. With the pandemic being on the downturn, this will allow the company to spend appreciably more of its resources to meet with customers directly and start to attend trade shows in person. The marketing spend will also increase to accommodate this growth and sales strategy.

The company believes that an increase in revenue will occur in the next 6-12 months due to the forecasted sales pipeline and successful demonstration of the various products.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

ITEM 19.  EXHIBITS

Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.4	Certificate of Change of Name dated October 30, 2018 (incorporated by reference to the Registrant's Form 20-F filed on March 31, 2021)
(4)	Material Contracts
4.1	Option Agreement dated February 17, 2014 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
4.2**	Stock Option Plan dated for reference September 1, 2016
4.3	Amending Letter dated August 15, 2015 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on November 19, 2015)
4.4	Share Purchase Agreement dated June 21, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA (incorporated by reference to Form 20-F filed on April 13, 2020)
4.5	Assignment Agreement dated March 5, 2019 with Manchester Metropolitan University (incorporated by reference to Form 20-F filed on April 13, 2020)
4.6	Memorandum of understanding with Abicom International Ltd. dated February 12, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.7	Letter agreement with Aerowave Corporation dated October 17, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.8	Consulting Agreement dated April 1, 2020 with Douglas Smith (incorporated by reference to Form 20-F filed on March 31, 2021)
4.9**	Acquisition agreement with Tetra Drones Limited effective June 4, 2021
8.1**	List of Significant Subsidiaries of the Company
11.1	Audit Committee Charter (incorporated by reference to Form 20-F filed on March 31, 2021)
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Susan J Gardner
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Dana Wheeler
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Susan J Gardner

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLYMOUTH ROCK TECHNOLOGIES INC.

(Registrant)

/s/Dana Wheeler
Dana Wheeler
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Susan J Gardner
Susan J Gardner
Chief Financial Officer
(Principal Financial Officer)

Date: June 3, 2022