Form 20-F
period 2022-11-30
Plymouth Rock Technologies Inc.
filed 2023-05-11
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0288
Washington, D.C. 20549	Expires: October 31, 2023
Estimated average burden hours per....2629.68

FORM 20-F

[ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2022

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

Contact Person: Philip Lancaster, Tel: (250) 863-3038, Email: phil@plyrotech.com
Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
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

On November 30, 2022, there were a total of 59,317,461 common shares issued and outstanding.

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
[   ]  YES  [X]  NO

Indicateby check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

"AI" means artificial intelligence.

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

"KBR" means Kellogg Brown & Root.

"MiRIAD" means Millimeter Remote Imaging from Airborne Drone, designed for use on UAVs.

"MMU" means Manchester Metropolitan University.

"NASA" means the U.S. National Aeronautics and Space Administration.

"NASDAQ" means National Association of Securities Dealers Automated Quotations. NASDAQ System refers to a sophisticated electronic marketplace and trading system that facilitates the buying and selling of securities, including stocks, options, and other financial instruments.

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

"SSCI" means Scientific Systems Company Inc.

"SS1" or "Shoe Scanner" refers to the Company's compact microwave radar system for scanning shoes.

"TSA ITF" means the U.S. Transport Security Administration's Innovation Task Force.

"TSXV" means the TSX Venture Exchange.

"Treaty" means the Canada-United States Tax Convention as amended by the Protocols thereto.

"UAS" means unmanned aircraft systems.

"UAVs" means unmanned aerial vehicles.

"Wi-Ti" or "Wireless Threat Indication" means a wall or portal mounted sensor system that will detect high-risk concealed threat items over an extended coverage area.

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
  An accident involving a UAV/ UAS provided by us, or another manufacturer could harm the UAS industry.
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
  We rely on external suppliers for raw materials and certain components and parts used in our UAS, and have limited control over the quality of these components and parts.
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
  If customers modify or misuse our UAS or operating systems, the UAS may not operate properly, which may cause damage, create negative publicity and harm our business.
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

Risks Relating to Management

  We depend on key personnel to operate our business effectively in the competitive Aerospace & Defense and UAV/ UAS Industries.
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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. However, as at November 30, 2022, we have not generated significant revenue or cash flow from operations since inception. As at November 30, 2022, the Company has a working capital deficiency of $2,025,673 and an accumulated deficit of $16,535,760. We anticipate that we will incur increased expenses and there is a risk we will not realize sufficient revenues to offset those expenses. Our ability to continue our operations is dependent on obtaining additional financing and generating future revenues, and no assurance can be given that we will successfully be able to do so. Accordingly, our financial statements contain disclosure regarding the auditor's substantial doubt about our ability to continue as a going concern. Importantly, the inclusion in our financial statements of a going concern reference may negatively impact our ability to raise future financing and achieve future revenue. The reference regarding the substantial doubt about our ability to continue as a going concern will be removed only when, in the opinion of our auditor, our revenues have reached a level that is able to sustain our business operations, or we have raised substantial additional funds through our financing efforts.

Limited Operating History

The Company has a limited amount of business income in the last two years and had generated limited revenue since its inception in 2011. We have incurred operating and net losses in each year of our existence. We experienced a net loss of $2,667,798 for the year ended November 30, 2022, compared to a net loss of $4,974,834 for the year ended November 30, 2021. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. The Company anticipates that it may take several years to achieve positive cash flow from operations. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

Substantial Capital Requirements and Liquidity

We will require substantial funds to develop, manufacture and market our products. If we do not raise sufficient funds, our plan of operation will be delayed until such time as we raise sufficient funds, provided we are able to do so. Further, the cost of carrying out our operating activities and development activities is not fixed, and our cash levels may at any time prove to be insufficient to finance them. Our financing needs may change substantially because a number of factors which are difficult to predict, or which may be outside of our control. These include increased competition, the costs of inventory and protecting rights to our proprietary technology and the time required to obtain required licenses.

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

Regulatory Requirements

We operate in an industry which is highly regulated and is evolving rapidly. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the State licensing agencies within which we operate would have a material adverse impact on the business, financial condition and operating results of the Company.

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

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants, and which cannot be reliably predicted.

Our technology platforms may not perform in line with customer specifications or expectations.

Our technology platforms, consisting of our Aerospace & Defense and UAV / UAS technologies, may not perform in line with customers' expectations. For example, our technologies may not be as easy to operate or maintain as customers expect. Customers may require performance specifications that we are unable to deliver. Some of these target specifications, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.

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

Competition

The global market for Aerospace & Defense is highly fragmented and intensely competitive. We compete principally in the market for UAV / UAS. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

An accident involving a UAV / UAS provided by us, or another manufacturer could harm the UAS industry.

An accident involving a UAV / UAS provided by us, or another manufacturer could cause regulatory agencies around the world to tighten restrictions on the use of UAVs / UASs, particularly overpopulated areas and could cause the public to lose confidence in our products and UAVs / UASs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high-profile accident occur resulting in substantial casualty or damages, either involving our UASs or products offered by other companies, public confidence in and regulatory attitudes toward UASs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We rely on some third-party distributors for sales, marketing and distribution activities relating to our products.

Some of our business partners are acting as third-party distributors that sell, market and distribute our products to their customers. Accordingly, we may be subject to a number of risks associated with third-party distributors, including a lack of day-to-day control over the activities of third-party distributors selling or using our products and solutions; third-party distributors may terminate their arrangements with us on limited or no notice, or may change the terms of these arrangements in a manner that is unfavorable to us for reasons outside of our control; and any disagreements with our third party distributors could lead to costly and time-consuming litigation or arbitration. If we fail to establish and maintain satisfactory relationships with our third-party distributors, we may not be able to sell, market and distribute our products according to our internal budget and plans, our future revenues and market share may not grow at a pace that we expect, and we could be subject to increases in sales and marketing and other costs which would harm our results of operations and financial condition.

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

We depend on a continuous supply of utilities, such as electricity and water, to operate our production facilities. Any disruption to the supply of electricity or other utilities may disrupt our production or cause the deterioration or loss of our inventory. This could adversely affect our ability to fulfill our sales orders and consequently may have an adverse effect on our business and results of operations. In addition, fire, natural disasters, pandemics or extreme weather, including droughts, floods, typhoons or other storms, or excessive cold or heat, could cause power outages, fuel shortages, water shortages, damage to our production, processing or distribution facilities or disruption of transportation channels, any of which could impair or interfere with our operations. We cannot assure you that such events will not happen in the future or that we will be able to take adequate measures to mitigate the likelihood or potential impact of such events, or to effectively respond to such events if they occur.

Our consumers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering system that compromise our products and services, or due to errors in product installation, any of which could harm our business.

Our products and services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us, often contain "bugs" that can unexpectedly interfere with the software and applications' intended operations. Our internet services may from time-to-time experience outages, service slowdowns or errors. Defects may also occur in components or processes used in our products or for our services.

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

We collaborate with various business partners to promote our products. For example, we collaborate with companies including Air Data Systems and Environmental Resources Management (ERM) / KBR. There can be no guarantee that those business partners will continue to collaborate with us in the future. If we are unable to maintain good relationships with our business partners, or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease.

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

We have entered into strategic alliances with various business partners including SSCI and Hummingbird Drones' Fire AI, and may in the future enter into joint research and development agreements or co-branding agreements with third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

We rely on external suppliers for raw materials and certain components and parts used in our UAS, and have limited control over the quality of these components and parts.

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

Our reputation is sensitive to allegations of unethical business practices. We do not control the business practices of our business partners, independent contractors and suppliers, sales agents, dealers or third-party logistics services providers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative business partners, independent contractors, suppliers, sales agents or dealers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our independent contractors, suppliers, business partners, sales agent, dealers or third-party logistics services suppliers or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity, diminish our brand image and reduce demand for our UASs and UAS products.

If customers modify or misuse our UASs or operating systems, the UASs may not operate properly, which may cause damage, create negative publicity and harm our business.

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

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

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

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his interest in such contract or agreement. A director who has a material interest in a contract or proposed contract or agreement that is material to the issuer must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. We cannot assure you that such conflicts will resolve in our favor.

We have granted, and may continue to grant, stock options under our stock option plan, which may result in increased share-based compensation expenses.

We adopted a stock option plan in 2016 (the "2016 Plan"), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with IFRS. Under the 2016 Plan, we were authorized to grant stock options to purchase up to 10% of our Company's issued and outstanding common shares. As of November 30, 2022, there were 4,025,000 stock options outstanding. As of November 30, 2022, our unrecognized share-based compensation expenses relating to unvested awards, amounted to $Nil.

On October 17, 2022 we adopted a long-term equity incentive plan (the "2022 Plan") which replaced the 2016 Plan. All options granted under the 2016 Plan remain in full force and effect. The 2022 Plan provides for the grant of Awards with Awards including options to purchase shares, deferred share units, restricted share units, stock appreciation rights and other share-based awards that may be granted pursuant to the 2022 Plan. The aggregate number of common shares to be reserved for issuance upon the exercise or redemption of all Awards granted under the 2022 Plan is ten percent (10%) of the issued and outstanding common shares at the time of granting of Awards (on a non-diluted basis).

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

We have been affected in a number of ways, such as the way in which we deal with our researchers and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities. To date, since we are mostly focused on the activities related to research and development, we have not experienced the larger adverse economics of a slowed economy; however, we do expect that timelines for our research and development, clinical trials, regulatory approvals and bringing our products to market will cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses will increase, and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to the Company.

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

Factors that could adversely affect the price of our common shares include:

● fluctuations in our operating results;

● changes to governmental regulation;

● litigation;

● general stock market and economic conditions;

● number of shares available for trading (float); and

● inclusion in or dropping from stock indexes.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our Company and the market price of our common shares may be materially and adversely affected.

Prior to the public listing of our common shares, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the year ended November 30, 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We may be disqualified from being considered as an emerging growth company pursuant to the JOBS Act if we no longer meet the definition of an emerging growth company based on our total annual gross revenues. Specifically, we will cease to be an emerging growth company as of the end of the fiscal year in which we exceed $1.07 billion in total annual gross revenues. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Risks Relating to Management

We depend on key personnel to operate our business effectively in the competitive Aerospace & Defense and UAV / UAS technology industries.

Our success largely depends upon on the performance of the directors and officers and our continuing ability to attract and retain highly qualified personnel. The loss of the services of these persons, or the failure to attract highly qualified personnel in the future, may have a material adverse effect on our business and prospects. Moreover, our competitors may hire and gain access to the expertise of our former employees, or our former employees may compete with us. There is no assurance that we will be successful in attracting, integrating, motivating, and retaining key personnel or that former employees will not compete with in the future. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

Since certain of our officers and directors are located in Canada and the United Kingdom, it may be difficult to enforce any United States judgment for claims brought against such officers and directors.

Our Company is organized under the laws of the Province of British Columbia, Canada and certain of our officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the enforcement process is cumbersome and, in some cases, has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the Company's officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated as Alexandra Capital Corp. under the BCBCA on October 17, 2011. The head office, principal address and registered and records office of the Company are located at Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5. We have three wholly owned subsidiaries, Plymouth Rock Technologies Inc., a Delaware corporation, Plymouth Rock Technologies Inc., incorporated in England and Wales, and Tetra Drones Ltd., incorporated in England and Wales.

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

Historical Development of our Business

Entry into Defense Technology Industry by Acquisition of Plymouth Rock USA as a CSE Listed Company

Pursuant to an arm's length share purchase agreement dated June 21, 2018, with Plymouth Rock USA and its three shareholders, the Company acquired all of the issued and outstanding common shares of Plymouth Rock USA in consideration of the issuance of 3,000,000 common shares of the Company. As a result of the acquisition of Plymouth Rock USA, the Company's principal business activity, through its subsidiary Plymouth Rock USA, was changed from mineral exploration to developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and UAS technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On March 26, 2021, the Company incorporated a new subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited. The purpose of PRT UK is to augment the Company's existing research and development of the X-1 and X-V for the U.S. and EMEA markets. Many of the UK consultants of the Company became direct employees of the Company.

Acquisition of Tetra Drones

On June 4, 2021, the Company announced that it had completed the arm's length acquisition of Tetra Drones, a developer of custom-made, high-performance and niche UAS, which the Company had closely collaborated on sensor technology. Tetra Drones is a private company subsisting under the laws of England and Wales, which carries on the business of producing drones and was founded in 2017 in the UK. The acquisition of Tetra Drones provides the Company with a U.K. based production and sales team with experience selling to leading universities, law enforcement and environmental agencies for mission-specific UAS.

The Company acquired all of the then issued and outstanding shares of Tetra Drones, 100 ordinary shares held by the sole Shareholder, Mr. Ben Pickard. Pursuant to the share purchase agreement, the Company acquired Tetra Drones for the sum of £350,000 GBP ($579,682), payable on an installment basis as follows:

• An amount of £35,000 ($60,021) within 7 days after the execution and delivery of the definitive agreement by all parties, paid on June 12, 2021;

• An amount of £35,000 ($60,479) (paid) within 21 days of the initial payment as described in instalment 1 above, paid on July 9, 2021;

• An amount of £140,000 ($236,411) (paid) within 120 days of the second instalment as described above, paid on November 8, 2021 ("the third payment"); and

• £140,000 ($222,771) within 120 days of the third payment. Upon the acquisition of Tetra Drones, the Company assumed Tetra Drones' outstanding loan of £13,000, the collateral of which loan was a leased vehicle. The loan amount outstanding as at November 30, 2022 was £13,253. On October 25, 2022, the loan and the vehicle were released to Mr. Pickard. The remaining acquisition cost of £140,000 was forgiven by Mr. Pickard in return of the full release of the leased vehicle to him and allowing Mr. Pickard to pursue a new venture within the industry. Thus, as of November 30, 2022, the Company's liabilities in the vehicle and the remaining balance in the acquisition cost had been extinguished.

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

The Company sought an independent valuation for Tetra's net assets as of June 4, 2021. Tetra's working capital were all valued based on their carrying values as carrying value was deemed to approximate fair value as at June 4, 2021.

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

B. Business Overview

Our Company

We are an Aerospace & Defense UAV / UAS technology company. We were formed by highly experienced scientists, engineers and business executives to develop and commercialize combined sensory and intelligence products. Our current activities are focused on the design, development and manufacture of UAV / UAS solutions for a variety of markets, from civil and commercial, to government and military. The Company's planned products encompass UAS technologies for quickly detecting, locating and identifying the presence of threats and for other applications such as, search and rescue missions for law enforcement, environmental and humanitarian missions for global government agencies, and inspection of infrastructure for structural damage. The decision to pivot the company to primarily be a designer and manufacturer of UAVs / UASs was due to the monumental potential the UAV market holds, with more and more organizations realizing the possibilities and potential of drones in order to improve their day-to-day operations, as well as reducing costs and increasing safety for employees and individuals.

Our Strategy

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

The Company is currently at the inflection point of moving from design/development of prototypes to Low-Rate- Initial-Production. Commercializing the products is a major step in the Company's strategic growth. The marketing spend will also increase to accommodate this growth and sales strategy.

Our Industry

We operate in the Aerospace & Defense and Unmanned Aerial Vehicle (UAV) / Unmanned Aircraft Systems (UAS) industries. The UAV Market is projected to grow from USD $26.2 billion in 2022 to USD $38.3 Billion by 2027, at a CAR of 7.9% from 2022 to 2027.

The use of UAVs has been prevalent among defense forces worldwide for a long time. However, in recent times, several investments have been made by public and private sector organizations to develop new and sophisticated UAVs according to their requirements. The potential of UAVs to be used in several prospective applications in the civil and commercial sectors has led to advancements in them. The civil & commercial application segment of the UAV market is projected to grow significantly in the next 10 years.1

Our Technologies

The Company's core technologies have changed and its current focus is on the XV Unmanned Aerial Systems.

The Wi-Ti, SS-1 Shoescanner and CODA threat detection radar technology development have been put on hold so the Company can concentrate on the above related products.

The Company operates a small Aerospace & Defense component business, Aerowave, that was acquired in 2019. This design and manufacturing business is based in Plymouth MA USA. It supplies components to the US government, scientific communities and commercial businesses.

1. X1 and XV Unmanned Aerial Systems Updates

The X1 multirotor aircraft has become a special-order aircraft. The users of this aircraft will use experimental and defense payloads. Almost all requests for the acquisition of these heavy lift aircraft involve an alteration to mount a sensor instrument or kinetic delivery device. The X1 to date has never sold in its basic configuration. This is testimony to the modularity and payload capability envisaged as its unique proposition.

The XV and XV-L is a Medium altitude long endurance fixed-wing UAS platform with the added capability of vertical take-off and landing. (VTOL) This capability allows operations in from a small open space to allow users long range operations without the requirement for a runway. The XV can launch from an area as small as 8 square meters autonomously and operate for up to 7 hours. Due to ongoing events in Taiwan, Eastern Europe, almost all requests on significant interest with are continually updating the XV platform. The modular architecture of the XV aircraft allows for significant adaption to take place; this includes a hybrid or all electric propulsion system.

We are also currently developing XMR - a 'super-heavy-lift' UAS for Military, Casualty / Medical Evacuation, and Cargo Transportation. The XMR is classified as a 'super heavy lift' UAS due to its capability of lifting up to 330 lbs. making it ideal solution for tasks that require higher than normal payloads. The Company with sufficient R&D funding expects to complete initial flight tests in Q3 2023.

_____________________________
1 See: https://www.marketsandmarkets.com/Market-Reports/unmanned-aerial-vehicles-uav-market-662.html

On October 15, 2019, the Company announced the launch of the X1 to address the global requirement for a multi-role, state-of-the-art aerial platform. As of the end of November 2022, the X1 was starting its low-rate demonstration phase.

On May 6, 2020, the Company announced that its pilots had received Permission for Commercial Operations (PfCO) from the UK Civil Aviation Authority, to operate small, unmanned aircraft and small unmanned surveillance aircraft. The Company can now utilize its X1 platform for commercial operations, allowing our operators to demonstrate threat detection and surveillance in civilian airspace to both clients and potential partners. This also enables the Company to offer technical reconnaissance and non-destructive testing services for both civil and military applications.

On May 14, 2020, the Company announced that the X1 platform would be used in a series of airborne tests for the UK National Health Service (NHS) ambulance service for emergency apparatus delivery in collaboration with Hoverworks. This will involve several test scenarios, using PRT pilots, that if successful could lead to on-scene delivery of defibrillators and other critical trauma assistance technologies.

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

On August 25, 2020, the Company announced that it signed a re-seller and purchase agreement with Michigan-based Trendset Communications Group, a leading technology provider to the security, telecommunications, and technology sector.

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

On July 13, 2021, the Company announced it closed a contract for the sale and delivery of UAS to the Durrell Wildlife Conservation Trust to perform critical environmental operations in Madagascar. The Durrell Wildlife Conservation Trust will use the Company's drone-based thermal infrared cameras as a new way of monitoring lemurs and identifying any potential poachers.

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

On October 26, 2021, the Company announced the delivery of several new orders for environmental monitoring and Petrochemical inspection. Environmental monitoring was be carried out with X-Lite series drones, equipped with a winch and collection cup for deep water sampling to study plastic particulates in water and other microbiological impact. The drones were operated by Swiss university, ETH Zürich. The UAS for petrochemical inspection were used in Saudi Arabia for essential ultrasound testing of infrastructure at some of the world's highest volume petrochemical plants which included those owned by Saudi Aramco oil. The petrochemical sale was in collaboration with the Company's partner Tritex NDT UK.

On October 31, 2021, the Company also announced that it began a digital and marketing awareness campaign with Capital Analytica of Vancouver BC, Media Relations Inc of Burnsville MN and Think Inc Marketing of Huntington Beach CA. The campaign included press initiatives, advertising, publicity services and social media. These marketing and awareness programs include engagements with arm's length parties for an aggregate gross expenditure of CDN$120,000 over a 6-month period and USD $100,000 over a 3-month period. No stock-based compensation was provided.

On May 13, 2022, the Company received an order to manufacture a testing drone for Aspira Aerial Applications. The total value for this order was £6,095.00 GBP, with an additional 20% in VAT, bringing the total to £7,314 GBP. Final payment was received on June 1, 2022.

On May 23, 2022, the Company received an order for software upgrade work for a fleet of light show drones owned by FlightShows Ltd. The total value for this order was £9,125.00 GBP, with an additional 20% in VAT, bringing the total to £10,950.00 GBP. Final payment was received on August 16, 2022.

On July 1, 2022, the Company received an order for supply of drone upgrade and services for light shows from SkyShows Aerial Ltd. The total value for this order was £7,500.00 GBP, with an additional 20% in VAT, bringing the total to £9,000.00 GBP. Final payment was received on August 16, 2022.

On August 16, 2022, the Company received a follow up order to upgrade a fleet of light show drones from FlightShows Ltd. The total value for this order was £19,086.44 GBP, with an additional 20% in VAT, bringing the total to £22,903.73 GBP. Final payment was received on November 11, 2022.

On August 17, 2022, the Company received an order to build a large fixed-wing UAS, and perform service and refurbish an existing drone platform for Air Data Systems Ltd. The total value for this order was £93,848.34 GBP, with an additional 20% in VAT, bringing the total to £112,618.01. Final payment was received on December 22, 2022.

On September 26, 2022, the Company received an order for supply of drones for light shows from SkyShows Aerial Ltd. The total value for this order was £7,500.00 GBP, with an additional 20% in VAT, bringing the total to £9,000.00 GBP. Final payment was received on August 16, 2022.

On October 3, 2022, the Company received a follow up from Aspira Aerial Applications for modifications.. The total value for this order was £9,495.00 GBP, with an additional 20% in VAT, bringing the total to £11,394.00 GBP. Final payment was received on October 31, 2022.

2. MiRIAD -Millimeter Remote Imaging from Airborne Drone Update

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

On August 31, 2020, the Company announced that it had produced definitive images of infrastructure corrosion utilizing its prototype MiRIAD Sensor system. This will provide a new and more importantly, low-cost capability for detecting civil and military aircraft fatigue, tanker and naval vessel corrosion, pipeline safety for oil and gas installations and infrastructure/bridge fatigue. The Company also believes that safe, passive detection will ultimately be applied to medical skin analysis for burns and next generation walk through detection for modern airport.

In Q1 2021 the Company updated the design of the MiRIAD sensors with digital signal processors to process the image data received from the sensors.

Due to funding issues from late 2021 until the current year ended November 30, 2022 the MiRIAD sensor development was put on hold. Management believes there is value to complete the product development when funding becomes available.

3. Wi-Ti Updates

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

On February 19, 2019, the Company signed a memorandum of understanding with Abicom International, a Qualcomm authorized design partner, to assist in the continued development of the Wi-Ti system and prototype. Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

During December 2020, the Company prepared and filed a trademark application for the mark Wi-Ti Class 009 - System for detecting threats, such as concealed weaponry, within a Wi-Fi enabled environment and electronic filing of the same with the USPTO (United States Patent and Trademark Office).

Due to other priorities, the Wi-Ti R&D has been put on hold until funding is available. On October 10, 2022, the trademark application was marked as abandoned by the USPTO.

4. Shoe Scanner - SS1 Footwear Imaging Radar Technology

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

The Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 persons per minute the Millimeter Wave Shoe Scanner is ideal for airport terminals, prisons/correctional facilities, public events and other high throughput, screening applications.

On March 12, 2019, Manchester Metropolitan University assigned the Millimeter Wave Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

On October 29, 2020, the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings On February 16, 2021, the Company was granted US Patent No.: 10,921,428 B1.

On February 22, 2022, Plymouth been awarded a CRADA for its SS1 Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates R&D collaboration between one or more federal laboratories and one or more non-federal entities.

Due to other priorities, the Shoe Scanner has been put on hold until funding is available.

Principal Markets

The Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA"), focused on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

The Company operates in one business segment, focusing on developing technologies. The Company's revenues were generated in the US and UK were mostly composed of sales of engineering design services and radar components to well-known government agencies and prime contractors. All the long-lived assets are located in the US as of November 30, 2022, 2021 and 2020. The following table summarizes the revenue by geographical location:

	Canada	USA	UK	Total
For the year ended November 30, 2022
Revenues	$-	$154,625	$452,734	$607,359
Gross Profit	-	97,115	319,069	416,184
For the year ended November 30, 2021
Revenues	$-	$79,795	$104,601	$184,396
Gross Profit	-	27,703	53,584	81,287
For the year ended November 30, 2020
Revenues	$-	$70,931	$-	$70,931
Gross Profit	-	39,615	-	39,615

The Company serves the Aerospace component market in North America( Dana please fill in ) The global millimeter wave technology market size was valued at USD 700 million in 2021 and is estimated to reach an expected value of USD 8.84 billion by 2030, registering a CAGR of 37.3% during the forecast period (2020 - 2030).2

The Company also serves the Military and Defense Unmanned Aircraft Systems market. The global military drone market size was valued at USD 10.25 billion in 2021 and is projected to grow from USD 11.73 billion in 2022 to USD 30.86 billion by 2029, exhibiting a CAGR of 14.82% during the forecast period.3

Seasonality

The Company's business is not effected by seasonality.

Sources and Availability of Raw Materials

We do not require or anticipate requiring any uncommon raw materials for manufacturing of our planned products. Our planned products will rely on common electronic components and materials which are not subject to significant price volatility.

Marketing Channels

The Company has a consultative sales model. Our philosophy is rooted in building a relationship. We develop a holistic and nuanced understanding of our clients' needs and aim to fulfill those needs with a customized solution.

Patents and Licenses

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

Our business or profitability are not dependent on the above patent and patent application related to the Shoe Scanner technology

Economic Dependence on Industrial Commercial and Financial Contracts; and New Manufacturing Processes

_____________________________
2 See: https://straitsresearch.com/report/millimeter-wave-technology-market

3 See: https://www.fortunebusinessinsights.com/military-drone-market-102181

The Company is economically dependent on its ability to win military, government, law enforcement and industrial commercial contracts. This includes third party contracts with government prime contractors and federal procurement companies. Our ability to win these contracts is a function of maintaining our technical competitive edge, specifically in regard to new materials and the techniques to utilize them, in relation to our competitors.

For summary information regarding our specific contracts, see "Our Technologies" in Item 4.B. above.

Competition

We are an Aerospace & Defense and UAV / UAS technology company. We compete with other technology companies for financing and for market share in our fields of specialization. Many of the companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on the acquisition, development, and commercialization of technologies of merit. In addition, they may be able to afford more scientific or engineering expertise in the development of their technologies. This competition could result in competitors offering products of greater quality and interest to prospective investors who may finance additional development and commercialization. This competition could adversely impact on our ability to finance further product development and to achieve the financing necessary for us to develop our business. Where we differ from large aerospace companies is that we design, develop, and rapidly prototypes fully autonomous unmanned aircraft with a singular focus on delivering mission ready autonomous capabilities. Our key differentiator is the ability to understand the mission and deliver complete purposeful aerospace capabilities on a rapid / just in time basis. (JIT)

In recent tenders issued by the United States Department of Defense (DoD) and the UK Ministry of Defense (MoD), The UK Home Office and the US Federal Government, our technologies and technical services have been chosen for trial, purchase or are in final selection for larger scale projects. Our competitive position is that we offer truly autonomous technologies as opposed to the legacy Remote Piloted Aircraft Systems (RPAS) that the many NATO coalition defense forces currently use.

Compliance with Government Regulation

Our business is subject to laws and regulations governing the production, sale and use of UAV, UAS, surveillance, threat detection and security technology, including but not limited to regulation regarding public safety, personal privacy, public transportation, criminal law, consumer protection, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, environmental protection, and other matters. Legislation such as the U.S. Airport Security Federalization Act, the U.S. Aviation and Transportation Security Act and the Canadian Aviation Security Act and their respective associated regulations, and all other applicable Federal, State, Provincial and municipal laws. The testing, marketing, and sale of our current and future products may require permissions or permits from various governmental and nongovernmental authorities. There can be no assurance, however, that all permissions or permits will be obtainable or achievable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any product that we may develop or seek to market.

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

C. Organizational Structure

The following table sets out the Company's subsidiaries as of the date of this Annual Report.

Entity	Country of Incorporation	Ownership Interest
Plymouth Rock Technologies Inc.	USA	100%
Plymouth Rock Technologies UK Limited	UK	100%
Tetra Drones Ltd.	UK	100%

Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018. Plymouth Rock UK was incorporated under the General Corporation Law for England and Wales on March 26, 2021. Tetra Drones was incorporated under the General Corporation Law for England and Wales on August 8, 2017.

D. Property, Plants and Equipment

Our Company's operating office is located in an office space in Plymouth, Massachusetts. In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018, and ended on November 30, 2020. The minimum base rent was US$2,917 per month for the period from December 1, 2018, to November 30, 2019, and US$3,005 per month from December 1, 2019, to November 30, 2020.

Effective December 1, 2020, the Company exercised its option to renew the lease for three additional years. After renewal, the minimum base rent is US$3,095 per month for the period from December 1, 2020, to November 30, 2021, US$3,188 per month from December 1, 2021, to November 30, 2022, and US$3,284 per month from December 1, 2022, to December 30, 2022. On December 31, 2022, the Company terminated the lease as per mutual agreement with landlord.

In February 2021, we located a UK facility for the manufacture of multirotor drones. On May 1, 2021 the company entered into a 3 year lease for a facility in Kings Lynn, Norfolk UK for the sum of £1,000 GBP per month with additional utilities that vary, due to the fact it was located in a 55 acre field, we negotiated as part of the lease with the Landlord for the sum of £1,500 per annum for a flying license allowing us to test and demonstrate drones at the facility, this is billed monthly and paid alongside the lease for a sum of £125 GBP per month. We intend to continue with this lease as it fits the requirements of the business.

Upon the acquisition of Tetra Drones Limited, we inherited a facility in Lincoln, Lincolnshire UK, for the primary purpose of R&D and Low-Rate Initial Production (LRIP) of small to large fixed-wing drones. The facility lease was transferred in 2022 to PRT and is currently on a month-by-month basis at a minimum rental of £700 GBP and a £268 GBP a quarter for service fees, with additional utilities that vary.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future, unless applicable United States governmental authorities require us to manufacture our UAVs exclusively in the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2022, should be read in conjunction with our financial statements and related notes included in this Annual Report in accordance with "Item 8 - Financial Information"). Our financial statements for the fiscal year ended November 30, 2022, were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A. Operating Results

Year Ended November 30, 2022

During the year ended November 30, 2022, the Company had a comprehensive loss of $2,739,060 compared to a comprehensive loss of $4,944,231for the year ended November 30, 2021. The decrease in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2022, amounted to $607,359 (November 30, 2021 - $184,396) with gross profit of $416,184 (November 30, 2021 - $81,287) resulting in a gross margin of 69% (November 30, 2021 - 44%). The Company's sales for the year include waveguide components and sale of services for drone builds. The increase in gross margin resulted from lower cost of sales relating to improving product yields by creating new process control documentation and by the higher gross margins of the newly acquired subsidiary stemming from efficient processes and economies of scale.
  Accounting and audit fees of $223,247 (November 30, 2021 - $80,162). The amount increased in the current period due to the additional fees to auditors and accountants for the 2021year end financial audit which spilled over through the first two quarters of the year due to complexities brought about by the set-up of a new company and the acquisition of a new subsidiary as well as additional accounting fees for the UK subsidiary.
  Amortization in the amount of $286,743 (November 30, 2021 - $143,783) pertains mostly to amortization of customer relationships acquired from Tetra Drones, equipment and right-of-use asset due to the recognition of the Company's leased premises in accordance with IFRS 16.
  Selling expenses of $177,428 (November 30, 2021 - $709,010) decreased due to timing of various business development initiatives. In the current and prior period, the main selling expenditures were on native ad campaigns.
  Consulting fees of $143,539 (November 30, 2021 - $456,296) decreased during the period due to transition of a previous officer who now acts as a consultant for the Company.
  Consulting fees related to research and development of $182,774 (November 30, 2021 - $930,269) decreased mainly due to general administrative this year.
  General office expenses of $153,403 (November 30, 2021 - $205,710) were slightly lower as a result of fewer activities during the third and fourth quarter of this year.

  Legal fees of $77,011 (November 30, 2021 - $191,686) decreased as in previous period due to the decline in legal fees relating to the acquisition of Tetra Drones, the absence of the set-up fees for the new subsidiary in the UK partially offset by fees relating to the MCTO and other legal consultations.
  Management fees of $311,535 (November 30, 2021 - $118,000) increased due to management changes during the year.
  Rent of $47,317 (November 30, 2021 - $42,822) is slightly high due to the additional rent brought by the acquisition of Tetra Drones in the previous year.
  Stock-based compensation of $Nil (November 30, 2021 - $1,144,342) refers to the portion of the value of the stock options granted by the Company which are expensed during the period. No stock options were granted during the year.
  Transfer agent and filing fees of $59,385 (November 30, 2021 - $82,825) decreased since there were no issuance of shares, closing of a private placement and related compliance which were done in the same period last year.
  Wages, salaries and benefits of $985,916 (November 30, 2021 - $817,858) is higher because of expansion of company business overall and acquisition of UK subsidiaries.
  Foreign currency translation loss of $71,358 (November 30, 2021 - gain of $30,603) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entity to Canadian dollars for consolidated financial reporting purposes. The increase in loss was due to unfavorable foreign exchange movements during the year.

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

At year ended November 30, 2022, the Company had $62,202 in current assets (November 30, 2021 - $632,538) and $2,087,875 in current liabilities (November 30, 2021 - $706,666) for a working capital deficiency of $2,025,673 compared to a working capital deficiency of $74,128 as at November 30, 2021. The increase in working capital deficit is mostly driven by the operating cash outflows and the increase in accounts payable and amounts due to related parties.

As at November 30, 2022, the Company had a share capital balance of $11,851,771 (November 30, 2021 - $11,834,582) and an accumulated deficit of $16,535,760 (November 30, 2021 - $13,867,962). The increase in share capital is only due to the shares issued for consulting services during the quarter.

Financing of operations has been achieved solely by loans and equity financing. However, the Company expects to generate profitable revenue in the coming years with adequate investment to support adding experienced manufacturing personnel and capital equipment. Currently the Company is primarily reliant upon the sale of equity securities, loans and some product sales in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis. The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.

The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration, and promotion of its technologies. As of report date, management anticipates that the funds raised to date will be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2022

Cash balances decreased by a total of $343,724 during the year ended November 30, 2022 (November 30, 2021 - increased by $311,997). In the previous period, the cash increased due to the issuance of shares through private placement and shares issued in relation to warrants exercised and options exercised. This year, the decline in cash balance resulted mainly from operating expenditures (see "Operating Results" above).

During the year ended November 30, 2022, cash used in operating activities was $414,023 compared to cash used in operating activities of $3,441,102 during the year ended November 30, 2021. The decrease in cash used came mostly from a lower loss in 2022 resulting from lower business development expenditures, offset by debt forgiveness, and an increase in accounts payable and due to related party balance.

Cash used in investing activities during the year ended November 30, 2022, was $Nil (November 30, 2021 - $573,343). There wasn't a business acquisition in 2022 nor was there any additional equipment purchased during the period.

Cash used in financing activities during the year ended November 30, 2022, was $70,299 compared to cash provided by financing activities of $4,326,442 during the year ended November 30, 2021. The decrease was primarily due to the absence of private placement completed during the current year in addition to option and warrant exercises which were present last year. This was reduced by lease payments and increased from some loan received during the year.

The effect of foreign exchange rates on cash during the year ended November 30, 2022 amounted to a gain of $18,195 (November 30, 2021 loss - $38,336).

C. Research and Development, Patents and Licenses, etc.

The Company has acquired its technology and intellectual property through acquisition. The following table sets out research and development expenditures during the fiscal years ended November 30, 2022, November 30, 2021 and November 30, 2020:

	Year ended November
Research and Development	2022	2021	2020
Labor	$182,774	$930,269	$386,044
Materials	50,491	54,737	-
Total	$233,265	$985,006	$386,044

	For the years ended November 30,
	2022	2021	2020
Research and Development by Technology	$	$	$
Aerowave	17,138	57,181	1,452
X-1	78,887	484,850	184,634
XV	31,186	129,352	-
Shoe Scanner	35,959	232,501	73,493
CODA	70,095	75,816	2,632
MiRIAD	-	5,306	100,887
Wi-Ti	-	-	22,946
Total	233,265	985,006	386,044

The following table provides a breakdown by technology of the Company's expenditures on its developing technologies recognized in R&D expenses for the fiscal years ended November 30, 2022, November 30, 2021 and November 30, 2020:

	For the year ended November 30, 2022
Demo Equipment Capitalized	Cost - USD	Cost - GBP	Cost - CAD
	$	£	$
X1 - 1	51,869	9,876	86,057
X1 - 2	21,957	-	29,660
X1 - 3	2,435	-	3,289
X1 - 4	2,435	-	3,289
X1 - 5	2,435	-	3,289
X1 - 6	2,435	-	3,289
XV	26,068	48,675	114,032
Impairment of demo equipment	(109,634)	(58,551)	(236,677)
Foreign currency translation adjustment	-	-	(6,228)
Total	-	-	-

The R&D expenses incurred for the X1/XV and shoe-scanner were primarily design and process documentation related. The CODA expenses were related to testing of prototypes and software discovery and upgrades. Tetra expense was for the transfer of "know-how" of the Tetra products and the MiRIAD expense was for NDT (Non- Destructive Testing) of various infrastructure for structural integrity. The Company determined that the demo equipment is unable to generate economic benefit as at November 30, 2022 and recorded an impairment loss of $236,667.

The Company has a continuous improvement program in the UK in regard to its aerospace products. This research and development is heavily dependent on key personnel and their abilities to utilise the latest capabilities in design, Computational Fluid Dynamics, rapid prototyping and a deep expertise in technical aeronautical knowledge, satcom and wireless technologies, machine learning and neural networks.

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

The following table summarizes selected financial data for our Company for the fiscal years ended November 30, 2022, 2021, 2020, 2019, and 2018, respectively, prepared in accordance with IFRS as issued by the IASB. The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this Annual Report and should be read in conjunction with such financial statements.

Selected Financial Data

(CAD$)

Consolidated Statements of (Loss) Income Data	Year Ended November 30
	2022 (audited) ($)	2021 (audited) ($)	2020 (audited) ($)	2019 (audited) ($)	2018 (audited) ($)
Revenues	607,359	184,396	70,931	28,257	Nil
Operating Expenses	(2,756,673)	(5,014,097)	(3,064,180)	(3,044,810)	(681,655)
Comprehensive Loss	(2,739,060)	(4,944,231)	(2,904,690)	(4,320,563)	(986,901)
Loss Per Share Basic and	(0.05)	(0.09)	(0.08)	(0.14)	(0.04)
Common Shares Outstanding	59,310,826	59,239,336	42,762,264	32,796,600	31,761,300

Consolidated Statements of Financial Position Data	As at November 30
	2022 (audited) ($)	2021 (audited) ($)	2020 (audited) ($)	2019 (audited) ($)	2018 (audited) ($)
Current Assets	62,202	632,538	79,919	727,526	2,811,971
Current Liabilities	2,087,875	706,666	322,738	227,058	166,941
Working Capital (Deficit)	(2,025,673)	(74,128)	(242,819)	500,468	2,645,030
Total Liabilities and Shareholders' Equity	148,201	1,549,139	261,385	739,990	3,893,973
Deficit	(16,535,760)	(13,867,962)	(8,893,128)	(5,968,892)	(1,602,085)

E. Critical Accounting Estimates

The Company's financial statements included in this Annual Report were prepared in accordance with IFRS and as issued by the IASB. For a description of critical accounting estimates and other significant accounting policies please refer to the notes to the Company's audited financial statements included under Item 18 Financial Statements in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth our current directors and senior management as well as our directors and senior management as at financial year-end November 30, 2022:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Carl Cagliarini	Interim Chief Executive Officer and Director	Interim CEO since February 3, 2023, and Director since January 22, 2022 Co-Founder of the Company. Chief Strategy Officer of the Company since 2018.
Dana Wheeler	President and Chief Executive Officer (until February 3, 2023) Director	President, Chief Executive Officer of Plymouth Rock Technologies Inc. from October 30, 2018, until February 3, 2023, Director since October 30, 2018; Business Development Advisor, Serco, Inc. from
June 2017 to June 2018; Chief Executive Officer and managing director, Radio Physics Solutions, October 2009 to
December 2016.
Susan J Gardner	Chief Financial Officer (since January 13, 2022)	Chief Financial Officer of the Company since 2022; VP, Controller & Treasurer of Boston Mutual Life Insurance Co. from Jun 2005 to Aug 2021.
Zara Kanji	Chief Financial Officer (until November 22, 2021) Director (since April 10, 2023)	Owner, Zara Kanji & Associates, CPA, 2003 to present; Chief Financial Officer of Megastar Development Corp., September 2011 to present; Chief Financial Officer of World Class Extractions October 2018 to present; Chief Financial Officer of INEO Tech Corp January 2019 to present; Chief Financial Officer of TechX Technologies Inc. March 2021 to present.
Philip Lancaster	President, Secretary, and Director	Director since June 6, 2022, and President and Secretary since February 3, 2023. Director West Riding Consultancy 2020. 2016-2020 SVP Patriot One Technologies.
Vivian Katsuris	Secretary and Director (until March 16, 2022) Interim Chief Financial Officer (from November 22, 2021 until January 13, 2022)	Secretary of the Company from August 2014 to March 2022; President and Founder of Vivkor Holdings Inc. since August 2014; Director and Corporate Secretary of ArcPacific Resources Corp. (formerly Plate Resources Inc.) from January 2014 to July 2016 and CFO from June 2015 to July 2016; Investment Advisor at Global Securities Corporation from 2003 to 2013; Director of KAPA Capital Inc., February 2018 to August 2022, and Corporate Secretary until May 2022; Director of Brascan Gold Inc, September 2020 to February 2023: Director of Zenith Capital Corporation, December 2019 to Present; Director of ACME Lithium Inc. November 2020 to present; Director of Colossus Resources Corp from October 2020 to present.

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Douglas Smith	Chairman and Director	Managing Director at Kent Strategies LLC and Executive Vice President for MWW Group LLC. In the past he occupied the position of Managing Partner at T-Street Capital LLC and Assistant Secretary at United States Homeland Security Council. Douglas A. Smith received an undergraduate degree from Beloit College and an undergraduate degree from SIT Graduate Institute.
Khalid M. Al-Ali	Director	Founder of Grupo Senseta, Inc. and Silicon Valley Space Business Roundtable, Khalid Al-Ali is Executive Chairman for Grupo Senseta, Inc. and Chairman for Silicon Valley Space Business Roundtable.
Thomas Nash	Director (until March 31, 2023)	Founder of Xalles Holdings, Inc., Thomas W. Nash presently is Chairman, President, CEO, CFO & Secretary at this company and President for Xalles Technology, Inc., President at Xalles Financial Services, Inc. and President & Director at Co-Owners Rewards, Inc. (which are all subsidiaries of Xalles Holdings, Inc.). Mr. Nash is also on the board of 5 other companies. Thomas W. Nash previously was Chief Operating Officer of Three2N International, Inc.
Angelos Kostopoulos	Director (until July 19, 2022)	Partner with Nakou & Associates Law Firm from March 2004 to Present focusing on tax and financial compliance; Director of Blue White Capital LLC from August 2011 to Present; Manager for Enron Wind from October 1998 to December 2001; Manager for GE Wind from January 2002 to February 2004; COO for UPC Renewables from July 2006 to January 2009.
Timothy Crowhurst	Director (until January 5, 2022)	President of Sea Level Communications Ltd., and a former Administrative Tribunal Judge of the Immigration Appeal Division of Canada's Immigration and Refugee Board

Carl Cagliarini- Interim Chief Executive Officer, Director (Age: 51)

Carl Cagliarini has been a director of our Company since January 13, 2022, our Chief Strategy Officer since 2018, Mr. Cagliarini has been the primary lead on product acquisition since the company inception and currently leads the company technical direction and is the primary liaison with defense agencies, government prime contractors and drives organic sales. Mr. Cagliarini was appointed Interim CEO on February 3, 2023.

Mr. Cagliarini serves as a pro bono Chairman and Governor for the UK department of Education and Northwest Academies Trust Ltd., The education establishments he governs were recognized for excellence in Special Educational Needs by the UK Government review 2017. Mr. Cagliarini also works closely with the UK Department of Industry and Trade on the promotion of UK and Commonwealth defense and security technologies, which includes working with the UK Home Office and several UK universities on counter terror technology spin out. Mr. Cagliarini is classed as subject matter expert in the unmanned systems and laser-based technologies industry and is a co-author on patents application relating to drone swarming technologies for electronic warfare and synthetic aperture radar. From 2012 to 2016 he served as the industrial lead on a failing UK government program for counter terror which after several months of his input delivered as a working prototype, and a year later a working product.

Prior to this Mr. Cagliarini was an innovator and business development specialist in wireless communication programs for major vendors which included multi-million-dollar technology sales to cellular companies which enabled the 3G / 4G / 5G data revolution. Mr Cagliarini's work is recorded in peer reviews including the ITU Birth of Broadband, which records networks designed and built by Mr. Cagliarini as first of their kind. Prior to this he worked on managing military communication scopes incuding laser programs including the NASA STRV / STRV-2 projects.

Dana Wheeler-Director, Former President and Chief Executive Officer (Age: 62)

Dana Wheeler has been a director since October 30, 2018 and was the President and Chief Executive Officer of our Company from October 30, 2018 to February 3, 2023.

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

Susan J Gardner-Chief Financial Officer (Age: 64)

Susan J Gardner was appointed Chief Financial Officer of the Company on January 13, 2022.

Ms. Gardner has over 40 years in the accounting industry. She was previously VP, Controller & Treasurer of Boston Mutual Life Insurance Co. from June 2005 to August 2021.

Zara Kanji-Director (Age: 52)

Zara Kanji has been a director since April 10, 2023, and was CFO of the Company from January 15, 2018 until November 22, 2021.

Ms. Kanji is the founder of Zara Kanji & Associates, CPA and is experienced in financial reporting and compliance for junior listed companies, including taxation, general accounting, financial reporting, and value-added advisory services. She has served as board director and Chief Financial Officer for several listed issuers, where she provided reporting and compliance services for financing and acquisitions. Furthermore, Ms. Kanji is a member of the Chartered Professional Accountants of British Columbia and Canada, as well as a member of Certified General Accountants Association since August 2003. She holds a Bachelor of Technology in Accounting (Honours) and a Diploma in Corporate Finance (Honours) from the British Columbia Institute of Technology.

Philip Lancaster - President, Secretary, Director (Age: 53)

Philip Lancaster has been a director since June 6, 2022, and has also been President and Secretary since February 3, 2023.

Phil Lancaster brings several years of public company experience from his several years of tenure as SVP Business Development & Government Relations at Patriot One Technologies. Prior to this role Phil worked internationally as a British Police Officer in VIP close protection, as well as international service in British Overseas Territories. Throughout his career, Phil received several notable awards for his efforts in the UK and overseas. Through Phil's work in diplomatic protection, and Patriot One Technologies, he has established an extensive global network of contacts that range from government to law enforcement agencies. Phil has written several journal articles focused on the future of soft target hardening and innovation. In addition to his role as a director, Phil will also be taking a management role, assisting in the commercial exploitation of the company's technologies to law enforcement and state security agencies.

Vivian Katsuris-Former Secretary, Director (Age: 58)

Vivian Katsuris was Secretary from August 11, 2014 until March 16, 2022, and director from January 13, 2022 to March 16, 2022.

Ms. Katsuris was appointed Chief Financial Officer and Secretary on August 11, 2014. On November 20, 2017, she resigned as CFO and was appointed President, Chief Executive Officer, and as a director. On October 31, 2018, she resigned as President, CEO and director, but remained Secretary until March 16, 2022. On November 22, 2021, Ms. Katsuris acted as interim Chief Financial Officer, in addition to her role as Secretary, from November 22, 2021, until January 13, 2022 and was a director of the Company from January 13, 2022 until March 16, 2022.

Ms. Katsuris has over 30 years of experience in the brokerage industry, the North American capital markets & public financings. She was an Investment Advisor at Global Securities Corporation from 2003 to 2013 and worked at Canaccord Capital Corp. (Canada and U.S. divisions) from 1993 to 2003. Ms. Katsuris has served on the board as an officer and director of Universal Ventures Inc (TSX-UN) and Plate Resources Inc (TSX-PLR), Kapa Capital Inc. (TSXV-KAPA.P), Brascan Gold Inc. (CSE-BRAS) and also current serves as a director of Zenith Capital Corporation Inc (TSXV-ZENI.P), ACME Lithium Inc (CSE-ACME), and officer and director of Colossus Resources Corp (TSXV-CLUS).

Douglas Smith-Chairman, Director (Age: 55)

Douglas Smith has been a director since April 29, 2020, and Chairman of the Board of Directors since May 13, 2020.

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

Khalid M. Al-- Director (Age: 52)

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

Thomas Nash-Former Director (Age: 57)

Thomas W. Nash was a director of our Company from July 31, 2020 to March 31, 2023.

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

Angelos Kostopoulos-Former Director (Age: 65)

Angelos Kostopoulos was a director of our Company from November 20, 2018 to July 19, 2022.

Mr. Kostopoulos is a Registered Tax Return Preparer as designated by the Internal Revenue Service, and has been a tax adviser listed by the U.S. Embassy in Athens since 1992. Currently he is a partner at Nakou & Associates Law Firm (Athens, Greece), and Strati & Partner (Tirana, Albania), where he advised clients on a wide range tax and financial compliance matters. Since 2011 he has served as the president of Blue White Capital LLC a privately held, climate-friendly project developer, integrator, principal and boutique advisory firm. Mr. Kostopoulos holds a Bachelor of Arts (History) from Arizona State University, a Master of Arts (International Relations) from Indiana University Bloomington, a Master of Science (Military Science) from the Hellenic Army Supreme War College, and a Master of Laws (International Business) from the University of Cumbria.

Tim Crowhurst - Former Director (Age: 56)

Tim Crowhurst was a director of our Company from July 13, 2019, to January 5, 2022. He was also a director of our Company from October 17, 2011 to July 30, 2013.

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

B. Compensation

During the years ended November 30, 2022 and November 30, 2021, compensation was paid (which includes contingent or deferred compensation accrued for the year, even if the compensation is payable at a later date) to our directors and officers as follows:

COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Carl Cagliarini Interim CEO and Director(1)	2022 2021	243,387 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	243,387 Nil
Dana Wheeler Director Former President and CEO(2)	2022 2021	330,337 313,626	Nil Nil	Nil Nil	Nil 133,276	Nil Nil	Nil Nil	Nil Nil	330,337 446,902
Susan J Gardner Chief Financial Officer(3)	2022 2021	68,148 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	68,148 Nil
Zara Kanji Director Former Chief Financial Officer(4)	2022 2021	Nil 55,000	Nil Nil	Nil Nil	Nil 33,319	Nil Nil	Nil Nil	69,486 41,202(5)	69,486 129,521
Philip Lancaster President, Secretary Director (6)	2022 2021	75,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	75,000 Nil
Vivian Katsuris Former Secretary and Director(7)	2022 2021	60,000 63,000	Nil Nil	Nil Nil	Nil 33,319	Nil Nil	Nil Nil	Nil Nil	60,000 96,319
Douglas Smith Chairman and Director	2022 2021	Nil Nil	Nil Nil	17,188(8) 307,734(8)	Nil 1,536	Nil Nil	Nil Nil	Nil Nil	17,188 309,270
Khalid M. Al-Ali Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil 99,000	Nil Nil	Nil Nil	Nil Nil	Nil 99,000
Thomas Nash Former Director(9)	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil 99,000	Nil Nil	Nil Nil	Nil Nil	Nil 99,000
Angelos Kostopoulos Former Director(10)	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil 479	Nil Nil	Nil Nil	Nil Nil	Nil 479
Tim Crowhurst Former Director(11)	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil 10,204	Nil Nil	Nil Nil	Nil Nil	Nil 10,204

Notes:

(1) Carl Cagliarini was appointed as interim CEO effective February 3, 2023.

(2) Dana Wheeler ceased to be President and Chief Executive Officer effective February 3, 2023.

(3) Susan Gardner was appointed as Chief Financial Officer effective January 13, 2022.

(4) Zara Kanji ceased to be Chief Financial Officer on November 22, 2021. Ms. Kanji was appointed as a director effective April 10, 2023.

(5) This refers to accounting fees and rent paid to a company controlled by Ms. Kanji.

(6) Philip Lancaster was appointed as President and Secretary effective February 3, 2023.

(7) Vivian Katsuris previously acted as interim CFO for the Company from November 22, 2021, to January 13, 2022, and was a director from January 13, 2022 to March 16, 2022.

(8) This refers to 656,250 shares issued with a total fair value of $307,734 paid to Douglas Smith as compensation pursuant to the consulting agreement with Mr. Smith for the fiscal year ended November 30, 2021. Further, additional 78,125 shares issued with a fair value of $17,188 as payment to his consulting services rendered for the fiscal year ended November 30, 2022.

(9) Thomas Nash ceased to be a director on March 31, 2023.

(10) Angelos Kostopoulos ceased to be a director on July 19, 2022.

(11) Tim Crowhurst ceased to be a director on January 13, 2022.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

Written Management Agreements

Carl Cagliarini, Interim CEO, has a consulting agreement with the Company for compensation of $16,500 per month with a 180- day notice of termination.

Dana Wheeler, director and former CEO, has a services agreement with the Company. The agreement is to pay for services at US$20,000 per month. The CEO can terminate the agreement with a 6 month notice. The Company has to give 6 months' notice for any termination without cause. Mr. Wheeler's resignation as President & CEO was effective on February 3, 2023 but he remains a director of the Company.

Susan J. Gardner, CFO, has a consulting agreement with the Company for compensation of US$5,000 per month.

Philip Lancaster, Director, President, and Secretary has a consulting agreement with the Company for compensation of $12,500 per month with a 45-day notice of termination.

Vivian Katsuris, former Secretary, has a consulting agreement with the Company for compensation of $2,625 per month with a 30-day notice of termination. Until February 28, 2023, compensation payable under the agreement was $5,250 per month. As of March 1, 2023, the amount of compensation payable was reduced to $2,625 per month.

Douglas Smith, Chairman of the Board of Directors, entered into a consulting agreement with Plymouth Rock USA dated April 1, 2020, for consulting services to the Company. Pursuant to the agreement the Company pays Mr. Smith $250,000 per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears. If the agreement is terminated for any reason before the completion of a full year, the number of common shares to be issued will be reduced in proportion to the period of engagement. On July 8, 2020, our shareholders approved of the issuance of the 1,000,000 common shares to Mr. Smith. The consulting agreement was cancelled by mutual agreement between Mr. Smith and the Company effective March 31, 2022. As of March 31, 2022, 1,204,975 shares had been issued to Mr. Smith pursuant to the agreement. No termination benefits were or are payable to Mr. Smith under the agreement.

Long-Term Equity Incentive Plan

On October 17, 2022 we adopted a long-term equity incentive plan (the "2022 Plan") which replaced our 2016 stock option plan. All options granted under our 2016 stock option plan remain in full force and effect.

The purpose of our 2022 Plan is to attract and motivate directors, senior officers, employees, management company employees, consultants and others providing services to our Company and its subsidiaries, and thereby advance our interests, by affording such persons with an opportunity to acquire an equity interest in our Company through the grant of Awards. Awards as defined in the 2022 Plan include options to purchase shares, deferred share units, restricted share units, stock appreciation rights and other share-based awards that may be granted pursuant to the 2022 Plan.

Our 2022 Plan is a "rolling" plan whereby 10% of the issued and outstanding common shares of the Company at the time of granting of Awards (on a non-diluted basis) may be reserved for issuance upon the exercise or redemption of all Awards granted under the 2022 Plan.

The following is a summary of some of our 2022 Plan's provisions:

• the 2022 Plan shall not, together with all other security-based compensation arrangements of the Company, result, at any time, in (a) the number of common shares issuable to insiders exceeding ten percent (10%) of the issued and outstanding common shares (on a non-diluted basis); or (b) the issuance to insiders, within a one-year period, of a number of common shares exceeding ten percent (10%) of the issued and outstanding common shares (on a non-diluted basis) excluding common shares issued to such insider under the 2022 Plan or any other share compensation arrangement over the preceding one year period; or (c) the issuance to any one insider and such insider's associates within a one year period, of a number of common shares exceeding five percent (5%) of the issued and outstanding common shares (on a non-diluted basis), excluding common shares issued to such insider under the 2022 Plan or any other share compensation arrangement over the preceding one year period;

• the maximum number of Awards which may be reserved for issuance to any one person under the 2022 Plan in any 12 month period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism.

• the number of options granted to any one consultant, or to persons involved in investor relations activities in a 12 month period under the 2022 Plan shall not exceed 2% of the common shares outstanding at the time of grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to consultants or such persons pursuant to any other share compensation arrangement, unless the consent of the applicable stock exchange is first obtained;

• an Award is personal to the participant and is non-assignable and non-transferable, except with the prior written consent of the Company and any required consent of the applicable stock exchange and any other applicable regulatory authority;

• Awards may only be granted to employees, officers, director, management company employees or consultants of the Company or of any affiliate;

• Awards are subject to specific termination provisions including upon the participant ceasing to be eligible or in the event of the death of a participant;

• the term of an option to purchase shares shall be five (5) years from the date of the grant;

• other than options to purchase shares granted to consultants providing investor relations services, options to purchase shares shall vest in instalments, with 1/3 of such options exercisable in whole or in part on or after the first anniversary following the grant of the option, and a further 1/3 vesting and becoming exercisable on each of the second and third anniversaries following the grant of the option;

• options to purchase shares granted to consultants providing investor relations services shall vest at a minimum over a period of 12 months with no more than 1/4 of such options vesting in any three (3) month period;

The full text of our 2022 Plan is attached hereto as Exhibit 4.2

Option-Based Awards

During the year ended November 30, 2022, the Company granted no new stock options to officers and directors (2021 - 800,000). No stock options were exercised.

As at November 30, 2022, 1,650,000 options were held by the CEO, former CFO, Former Corporate Secretary, Chairman, and the Company's directors, current and former. During the year ended November 30, 2022, the Company recognized $Nil (2021 - $410,132) related to the options held by the officers and directors.

On March 3, 2023 2,100,000 options were held by the Company's officers and directors (current and former) were surrendered and cancelled. An additional 150,000 options were surrendered and cancelled on March 16, 2023.

The following table sets forth the option-based awards for each of directors and officers of the Company outstanding as at March 31, 2023.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
	Nil	n/a	n/a	Nil

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended November 30, 2022.

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

Audit Committee

The members of our audit committee are Philip Lancaster, Khalid M. Al-Ali and Zara Kanji. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee, which is listed as Exhibit 11.1 to this Form 20-F and is incorporated by reference to our Form 20-F filed on March 31, 2021. The audit committee is responsible for review of both interim and annual financial statements for our Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our Company and any subsidiaries and to discuss with management and the external auditors of our Company any accounts, records and matters relating to the financial statements of our Company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

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

D. Employees

As of November 30, 2022, we had nine employees. As of the date of this report, we have seven full-time employees. All seven are at the level of our UK subsidiary, Plymouth Rock UK. Our directors and certain contracted individuals play an important role in the running of our Company. We do not expect any material changes in the number of employees over the next 12-month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

E. Share Ownership

As at April 30, 2023, our directors and senior management beneficially owned the following common shares and stock options of our Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options(2) Owned
	# of Shares	% of Class(1)
Carl Cagliarini Interim CEO and Director(3)	525,000	0.56%	Nil

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options(2) Owned
	# of Shares	% of Class(1)
Dana Wheeler Director; former President and Chief Executive Officer(4)	1,350,000	1.45%	Nil
Susan Gardner CFO(5)	Nil	Nil	Nil
Zara Kanji Director; former Chief Financial Officer(6)	Nil	Nil	Nil
Philip Lancaster President, Secretary, Director(7)	1,000,000(8)	1.08%	Nil
Vivian Katsuris Former Secretary and Director(9)	600,000	0.65%	Nil
Douglas Smith Chairman and Director	1,204,975	1.30%	Nil
Khalid M. Al-Ali Director	Nil	Nil	Nil
Thomas Nash Former Director(10)	Nil	Nil	Nil
Angelos Kostopoulos Former Director(11)	Nil	Nil	Nil
Tim Crowhurst Former Director(12)	Nil	Nil	Nil

Notes:

(1) Based on 92,997,461common shares issued and outstanding as at April 30, 2023.

(2) Options are exercisable into common shares on a one-for-one basis. Options vest on the grant date unless otherwise resolved by the directors when granting options.

(3) Carl Cagliarini was appointed as interim CEO effective February 3, 2023.

(4) Dana Wheeler ceased to be President and Chief Executive Officer effective February 3, 2023.

(5) Susan Gardner was appointed as Chief Financial Officer effective January 13, 2022.

(6) Zara Kanji ceased to be Chief Financial Officer on November 22, 2021. Ms. Kanji was appointed as a director effective April 10, 2023.

(7) Philip Lancaster was appointed as President and Secretary effective February 3, 2023.

(8) Held indirectly through 1274677 B.C. Ltd.

(9) Vivian Katsuris previously acted as interim CFO for the Company from November 22, 2021, to January 13, 2022, and was a director from January 13, 2022 to March 16, 2022.

(10) Thomas Nash ceased to be a director on March 31, 2023.

(11) Angelos Kostopoulos ceased to be a director on July 19, 2022.

(12) Tim Crowhurst ceased to be a director on January 13, 2022.

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

Residency of Shareholders

As at March 31, 2023, the registrar and transfer agent for our Company reported that there were 92,997,461 common shares of our Company issued and outstanding. Of the 92,997,461 common shares issued and outstanding, 85,602,605 were registered to Canadian residents (17 recorded shareholders), 4,888,356 were registered to residents of the United States (39 recorded shareholders), and 2,506,500 were registered to non-United States or Canadian residents (9 recorded shareholders).

As of March 31, 2023, our shareholder register indicates that our common shares are held as follows:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Registered Shareholders of Record
United States	4,888,356	5.26%	39
Canada	85,602,605	92.05%	17
Other	2,506,500	2.70%	9
Total	92,997,461	100%	65

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

B. Related Party Transactions

The Company recorded the following transactions with related parties during the period from the beginning of the Company's last financial year up to February 28, 2023.

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

As at February 28, 2023, and as at November 30, 2022, the following amounts were due to directors and officers of the Company:

	February 28, 2023	November 30, 2022
Company controlled by CFO	$74,850	$67,540
CEO of the Company	311,241	250,179
Director	505,838	387,953
	$891,929	$705,672

As at February 28, 2023, and as at November 30, 2022, the prepaid to directors and officers of the Company were $nil for both periods.

During the three-month period ended February 28, 2023, and during the year ended November 30, 2022, the Company entered into the following transactions with related parties:

	February 28, 2023	November 30, 2022
Management fees	$87,081	$311,535
Consulting fees	37,500	135,000
Salaries and benefits	81,006	330,337
	$205,587	$776,872

During the three-month period ended February 28, 2023, no options were vested, and no stock-based compensation was recognized in profit or loss.

During the three-month period ended February 28, 2023, 1,850,000 options expired, and no stock-based compensation was recognized in profit or loss.

During the year ended November 30, 2022, no options were vested, and stock-based compensation amounting to $Nil was recognized in profit or loss; of which $Nil was for the Company's officers and directors as set out above.

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant, options vested on October 10, 2021 and with an exercise price of $0.50 per share for a period of five years from the date of grant.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant.

During the three-month period ended February 28, 2023, and during the year ended November 30, 2022, management fees consisted of the following:

	February 28, 2023	November 30, 2022
Company controlled by CEO	$66,830	$243,387
Company controlled by CFO	20,251	68,148
	$87,081	$311,535

Douglas Smith, our Chairman, entered into a consulting agreement with Plymouth Rock USA dated April 1, 2020, for consulting services to the Company. Pursuant to the agreement the Company will pay Mr. Smith $250,000 per annum, which is payable at the Company's option by the issuance of 1,000,000 common shares of the Company in four equal quarterly instalments in arrears. If the agreement is terminated for any reason before the completion of a full year, the number of common shares to be issued will be reduced in proportion to the period of engagement. The consulting agreement was cancelled by mutual agreement between Mr. Smith and the Company effective March 31, 2022. As of March 31, 2022, 1,204,975 shares had been issued to Mr. Smith pursuant to the agreement. No termination benefits were or are payable to Mr. Smith under the agreement.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report:

(a)	Audited consolidated financial statements for the years ended November 30, 2022 and November 30, 2021, including: report of independent registered accounting firm by Reliant CPA PC, consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidate statements of cash flows and consolidated statements of changes in shareholders' equity (deficiency), and notes to consolidated financial statements.

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

B. Significant Changes

We are not aware of any significant change that has occurred since November 30, 2022, and that has not been disclosed elsewhere in this Annual Report.

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

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring, or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

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

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the two years preceding the date of this Form 20-F are the following:

a) Acquisition agreement with Tetra dated June 4, 2021. The Company acquired all the outstanding Tetra shares for the sum of £350,000 payable in installments and satisfied in cash. Out of £350,000; £210,000 was paid by cash and the remaining £140,000 was waived or forgiven by former shareholder in exchange of full release of vehicle to him and allowing him to continue working within the industry.

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

Capital Gains

A non-resident holder is not subject to tax under the Canadian Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents "taxable Canadian property", as defined in the Canadian Income Tax Act, to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•	the non-resident holder;
•	persons with whom the non-resident holder did not deal at arm's length; or
•	the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60-month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

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

We believe we were not a PFIC for the year ending November 30, 2022, and do not expect to be classified as a PFIC for the year ending November 30, 2022. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending November 30, 2023, or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

G. Statements by Experts

The financial statements of our Company for the year ended November 30, 2022 included in this Annual Report have been audited by Reliant CPA PC, Certified Public Accountants, with a business address at 895 Dove Street, Suite 300, #300180, New Port Beach, CA 92660 US, as stated in their report appearing in this Annual Report and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. As at November 30, 2022, the Company has cash balance of $13,127 (November 30, 2021 - $ 375,046) to settle current liabilities of $2,087,875 (November 30, 2021 - $706,666). The Company's future financial success will be dependent upon the ability to monetize its technologies or obtain necessary financing to meet its contractual obligations.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MO DIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of November 30, 2022, the end of the period covered by this Annual Report. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2022, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that the internal control over financial reporting has the following material weakness and significant deficiency in internal controls as of November 30, 2021:

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

Changes in Internal Controls over Financial Reporting

During the period ended November 30, 2022, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Philip Lancaster, Khalid M. Al-Ali and Zara Kanji. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

The Board of Directors has determined that Philip Lancaster, Khalid M. Al-Ali and Zara Kanji, who are independent directors, are audit committee financial experts as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the fees billed by Reliant CPA PC, Certified Public Accountants, for professional audit services for the audit of the Company's annual financial statements for the fiscal year ended November 30, 2022, and for other services rendered during the fiscal year 2022, and the fees billed by Manning Elliott LLP, Chartered Professional Accountants for professional audit services for the audit of the Company's annual financial statements for the fiscal year ended November 30, 2021, and for other services rendered during the fiscal year 2021.

	Fiscal 2022	Fiscal 2021
Audit Fees	$122,916	$37,000
Audit Related Fees (1)	Nil	Nil
Tax Fees (2)	Nil	Nil
All Other Fees	Nil	Nil
Total	$122,916	$47,000

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective July 26, 2022, Manning Elliott LLP resigned as the Company's independent registered public accounting firm.

Effective January 18, 2023, the Company appointed Reliant CPA PC to serve as its independent registered public accounting firm. The engagement of Reliant CPA PC was approved by the Company's Board of Directors.

The report of Manning Elliott LLP on the Company's financial statements as of and for the fiscal year ended November 30, 2021, did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal year ended November 30, 2021 and the subsequent interim period from December 1, 2021 to July 26, 2022, (i) there were no disagreements, resolved or not, between the Company and Manning Elliott LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Manning Elliott LLP, would have caused Manning Elliott LLP to make reference to the subject matter of such disagreements in connection with its report on the Company's financial statements for such year, and (ii) there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

During the Company's fiscal year ended November 30, 2021 and through July 26, 2022, the Company did not consult with Reliance CPA PC on either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on our financial statements, and Reliant CPA PC did not provide either a written report or oral advice to us that Reliant CPA PC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(v) of Form 20-F and the related instructions, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Manning Elliott LLP with a copy of the disclosures in Item 16F of this Form 20-F and requested that Manning Elliott LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Manning Elliott LLP agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided from Manning Elliott LLP is filed as Exhibit 15.1 to this Form 20-F.

The Company provided Reliant CPA PC with a copy of the disclosures in Item 16F of this Form 20-F and requested that Reliant CPA PC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Reliant CPA PC agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided from Reliant CPA PC is filed as Exhibit 15.2 to this Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18 - Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report:

(a)	Audited consolidated financial statements for the years ended November 30, 2022, and November 30, 2021, including: report of independent registered accounting firm by Reliant CPA PC, consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders' equity (deficiency), and notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended November 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Directors of Plymouth Rock Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Plymouth Rock Technologies Inc. and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at November 30, 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency), and cash flows for the year ended November 30, 2022, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2022, and its financial performance and its cash flows for the year ended November 30, 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 the Company has not generated revenue or cash flow from operations since inception. As at November 30, 2022, the Company has an accumulated deficit of $16,535,760 and incurred a comprehensive loss of $2,739,060 for the year ended November 30, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Other Matter

The consolidated financial statements as at November 30, 2021 and for the years ended November 30, 2021 and 2020, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 2, 2022.

/s/ Reliant CPA PC

CERTIFIED PUBLIC ACCOUNTANTS

Newport Beach, California  6906

March 30, 2023

We have served as the Company's auditor since 2023.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Note	November 30, 2022	November 30, 2021

ASSETS

Current assets
Cash		$13,127	$375,046
Accounts receivable		6,870	11,848
Sales tax receivable		9,083	56,237
Inventories		2,175	11,086
Prepaid expenses	4	30,947	178,321
Total current assets		62,202	632,538

Non-current assets
Equipment	5	24,801	294,188
Right of use asset	17	61,198	72,734
Intangible assets	6	-	549,679
Total assets		$148,201	$1,549,139

LIABILITIES

Current liabilities
Accounts payable	7	$1,063,863	$608,385
Deferred revenue	8	124,918	-
Lease liabilities	17	66,403	39,221
Current portion of loans payable	11	127,019	6,332
Due to related parties	9	705,672	52,728
Total current liabilities		2,087,875	706,666

Non-current liabilities
Lease liabilities	17	9,394	47,125
Loan payable	11	-	22,545
Total liabilities		2,097,269	776,336

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	13	11,851,771	11,834,582
Contributed surplus	9,13	2,709,790	2,709,790
Accumulated other comprehensive income		25,131	96,393
Deficit		(16,535,760)	(13,867,962)

Total shareholders' equity (deficit)		(1,949,068)	772,803

Total liabilities and shareholders' equity (deficit)		$148,201	$1,549,139

Going concern - Note 1
Commitments - Note 16
Subsequent events - Note 22

These consolidated financial statements are authorized for issuance by the Board of Directors on March 28, 2023.

Approved on behalf of the Board:

"Thomas Nash"	"Khalid Al-Ali"
Thomas Nash, Director	Khalid Al-Ali, Director

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

		Years Ended November 30
	Note	2022	2021	2020
Sales	20	$607,359	$184,396	$70,931
Cost of sales		191,175	103,109	31,316
Gross profit		416,184	81,287	39,615

OPERATING EXPENSES
General and administrative	18	2,345,980	3,320,081	1,596,658
Selling	18	177,428	709,010	1,081,478
Research and development	18	233,265	985,006	386,044
Total expenses		2,756,673	5,014,097	3,064,180

OTHER INCOME (EXPENSES)
Gain on debt forgiveness	19	234,303	-	-
Impairment loss of intangible asset	6	(330,650)	-	-
Impairment loss of demo equipment	5	(236,677)	-	-
Interest income		-	-	193
Interest expense		-	-	(165)
Paycheck protection program	10	-	-	100,818
Other Income		5,042	-	-
Foreign exchange loss		673	(42,024)	(517)
NET LOSS BEFORE INCOME TAX		(2,667,798)	(4,974,834)	(2,924,236)

NET LOSS		(2,667,798)	(4,974,834)	(2,924,236)

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)		(71,262)	30,603	19,546

TOTAL COMPREHENSIVE LOSS		$(2,739,060)	$(4,944,231)	$(2,904,690)

LOSS PER SHARE, basic and diluted		$(0.05)	$(0.09)	$(0.08)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, basic and diluted		59,310,826	53,075,143	37,525,451

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(Expressed in Canadian dollars)

							Accumulated other comprehensive losses
	Share capital (Note 13)		Shares to be issued (Note 13)
	Number of shares	Amount		Subscriptions received	Contributed Surplus	Deficit		Total

Balance, November 30, 2019	32,796,600	$5,676,498	$22,811	$-	$736,271	$(5,968,892)	$46,244	$512,932

Net loss for the year	-	-	-	-	-	(2,924,236)	-	(2,924,236)
Shares issued for warrants exercised	1,233,334	246,667	-	-	-	-	-	246,667
Private placements	8,232,330	1,367,325	(22,811)	-	83,109	-	-	1,427,623
Share issuance costs	-	(38,727)	-	-	-	-	-	(38,727)
Shares issued as compensation	500,000	125,000	-	-	-	-	-	125,000
Stock-based compensation	-	-	-	-	479,107	-	-	479,107
Foreign currency translation	-	-	-	-	-	-	19,546	19,546
Balance, November 30, 2020	42,762,264	$7,376,763	$-	$-	$1,298,487	$(8,893,128)	$65,790	$(152,088)

Net loss for the period	-	-	-	-	-	(4,974,834)	-	(4,974,834)
Foreign currency translation loss	-	-	-	-	-	-	30,603	30,603
Shares issued for warrants exercised	6,129,572	1,332,727	-	-	-	-	-	1,332,727
Fair value of warrants exercised	-	36,859	-	-	(36,859)	-	-	-
Shares issued for options exercised	425,000	222,500	-	-	-	-	-	222,500
Fair value of options exercised	-	158,106	-	-	(158,106)	-	-	-
Private placements	8,930,000	2,749,000	-	-	287,499	-	-	3,036,499
Fair value of broker warrants granted	-	(174,427)	-	-	174,427	-	-	-
Shares issued to finders	336,250	(100,500)	-	-	-	-	-	(100,500)
Finders' fees	-	(74,180)	-	-	-	-	-	(74,180)
Shares issued as compensation	656,250	307,734	-	-	-	-	-	307,734
Stock-based compensation	-	-	-	-	1,144,342	-	-	1,144,342
Balance, November 30, 2021	59,239,336	$11,834,582	$-	$-	$2,709,790	$(13,867,962)	$96,393	$772,803

Net loss for the period	-	-	-	-	-	(2,667,798)	-	(2,667,798)
Foreign currency translation loss	-	-	-	-	-	-	(71,262)	(71,262)
Shares issued from services	78,125	17,189	-	-	-	-	-	17,189
Balance, November 30, 2022	59,317,461	11,851,771	$-	$-	$2,709,790	(16,535,760)	$25,131	$(1,949,068)

The accompanying notes are an integral part of these consolidated financial statements

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended November 30
	2022	2021	2020

Cash Provided By (Used In)

Operating Activities
Net loss for the period	$(2,667,798)	$(4,974,834)	$(2,924,236)

Items not affecting cash:
Stock based compensation	-	1,144,342	479,107
Amortization expense	286,745	143,783	41,201
Foreign exchange (gain) loss	(71,262)	-	-
Interest accretion	18,877	14,760	20,449
Impairment of development assets	-	-	3,576
Impairment of demo equipment	236,677	-	-
Gain on debt forgiveness	(234,303)	-	-
Impairment of intangible asset	330,650	-	-
Shares issued for services	17,189	307,734	125,000

Changes in non-cash working capital:
Sales tax receivable	47,154	(51,583)	2,993
Accounts receivable	4,978	(9,062)	(1,334)
Inventories	8,911	8,609	(19,695)
Prepaid expenses	147,374	(140,868)	77,590
Deferred revenue	124,918	-	-
Due from related parties	-	2,500	(22,570)
Due to related parties	652,944	(8,894)	36,320
Accounts payable and accrued liabilities	682,923	122,411	67,084
Net cash used in operating activities	(414,023)	(3,441,102)	(2,114,515)

Investing Activities
Purchase of equipment	-	(204,305)	(57,518)
Development expenses on Intangible assets	-	-	(3,576)
Acquisition of business	-	(369,038)	-
Net cash provided by (used in) investing activities	-	(573,343)	(61,094)

Financing Activities
Common shares issued for cash, options and warrants exercised, net of share issuance costs	-	4,417,047	1,635,564
Lease payments	(34,701)	(48,175)	(48,473)
Loan payable	105,000	(42,430)	-
Net cash provided by financing activities	70,299	4,326,442	1,587,091

Increase (decrease) in cash	(343,724)	311,997	(588,518)
Effect of foreign exchange rate changes on cash	(18,195)	38,336	30,112
Cash, beginning of the period	375,046	24,713	583,119

Cash, end of the period	$13,127	$375,046	$24,713

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 700 - 1199 West Hastings Street, Vancouver, B.C., V6E 3T5.

The Company's common shares are listed on the CSE and on Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. The Company's common shares are also on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

The Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA"), focused on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

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

Going Concern

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company's operations do not generate cash flows from operations. The Company has incurred losses since inception and has a comprehensive loss of $2,739,060 for the year ended November 30, 2022 (2021 - $4,944,231; 2020 - $2,904,690) and had an accumulated deficit of $16,535,760 (2021 - $13,867,962). The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations. These factors and uncertainty casts significant doubt about the Company's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is not expected to be profitable during the ensuing 12 months, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year ended November 30, 2022, the Company received net cash proceeds of $70,299 (2021 - 4,326,442; 2020 - 1,587,091) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

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

These Financial Statements are authorized for issue by the Board of Directors on March 28, 2023.

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

a. Deferred taxes

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

b. Stock-based payments

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

c. Impairment of non-financial assets

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

d. Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2022. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 3 met the criteria for accounting as a business combination.

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at November 30, 2022, the development costs are not capitalized as management was unable to demonstrate the future economic benefits to be generated from the utilization of the associated expenditures.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiary is presented in the table below. Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018. Plymouth Rock UK was incorporated under the General Corporation Law for England and Wales on March 26, 2021.Tetra Drones was incorporated under the General Corporation Law for England and Wales and was acquired by the Company on June 4, 2021.

Entity	Country of Incorporation	Effective Economic Interest

Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

Plymouth Rock Technologies Inc. ("PRT UK")	UK	100%

Tetra Drones Ltd. ("Tetra Drones")	UK	100%

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

Customer relationships acquired through the acquisition of subsidiary, Tetra Drones, are amortized for a period of three years from acquisition date.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

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

Depreciation

Half of the normal depreciation is taken in the year of acquisition for equipment with declining balance method. The depreciation rates applicable to each category of property and equipment are as follows:

Computer equipment 55% declining balance	Vehicles 30% declining balance
Furniture 20% declining balance	Leasehold improvements 30% declining balance
Demo equipment 20% declining balance

Inventories

The Company values inventories at the lower of cost and net realizable value. Cost includes the costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree's identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition-related costs are recognized in profit or loss as incurred. The excess of consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Share capital

The Company records proceeds from the issuance of its common shares as equity. Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated between the common share and warrant component. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital (continued)

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

Stock-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, the contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest (continued)

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

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

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

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the period but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

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

These new and amended standards are not expected to have a material impact on the Company's Financial Statements

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. ACQUISITION

On June 4, 2021, the Company acquired the 100% issued and outstanding ordinary shares of Tetra from two arm's length parties for £350,000. Tetra was a privately held UK-based company which develops custom-made, Unmanned Aircraft Systems ("UAS"). The consideration of £350,000 ($579,682) is payable as follows:

1) An amount of £35,000 ($60,021) within 7 days after the execution and delivery of the definitive agreement by all parties, paid on June 12, 2021;

2) An amount of £35,000 ($60,479) (paid) within 21 days of the initial payment as described in instalment 1 above, paid on July 9, 2021;

3) An amount of £140,000 ($236,411) (paid) within 120 days of the second instalment as described above, paid on November 8, 2021 ("the third payment"); and

4) The remaining balance of £140,000 ($222,771) (see Note 19 - Gain on debt forgiveness) within 120 days of the third payment, forgiven in return of the full release of the leased vehicle and allowing the former sole shareholder of Tetra to continue working within the industry.

The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

The allocation of the consideration for the purposes of the consolidated statements of financial position is as follows:

Total Consideration
Cash	$579,682

Net assets acquired (liabilities assumed)
Cash indebtedness	$(12,127)
Equipment	27,799
Prepaid expenses	11,131
Due to a related party	(13,699)
Bank loan	(40,447)
Accounts payable	(19,210)
Vehicle loan	(30,859)
Net assets acquired (liabilities assumed)	$(77,412)

Purchase price allocation
Net identifiable assets acquired	$(77,412)
Customer relationships	657,094
$579,682
4. PREPAID EXPENSES

As at November 30, 2022 and 2021, the Company's prepaid expenses consist of the following:

	November 30, 2022	November 30, 2021

Advertising and promotions	$113	$127,664
Rent	8,247	11,211
Transfer agent and filing fees	13,748	13,020
Insurance	8,839	8,382
Others	-	18,044
	$30,947	$178,321

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

4. PREPAID EXPENSES (continued)

The prepayments for advertising include prepayments for marketing and awareness programs handled by an arms' length parties for a six to twelve-month period.

Others include prepayments for some office expenses.

As at November 30, 2022, others include $Nil prepayment to related parties (2021 - $5,513) (Note 9).

5. EQUIPMENT

	Computer	Furniture	Vehicles	Leasehold Improvement	Demo Equipment	Total
	$	$	$	$	$	$
Cost:
Balance at November 30, 2020	1,684	12,151	-	-	57,518	71,353
Additions	22,664	7,244	16,243	3,881	184,484	234,516
Foreign currency translation adjustment	(320)	(124)	(229)	(55)	(2,255)	(2,983)
Balance at November 30, 2021	24,028	19,271	16,014	3,826	239,747	302,886
Disposal	-	-	(16,243)	-	-	(16,243)
Foreign currency translation adjustment	(997)	190	229	(182)	3,158	2,398
Balance at November 30, 2022	23,031	19,461	-	3,644	242,905	289,041

Accumulated Depreciation:
Balance at November 30, 2020	1,134	3,401	-	-	-	4,535
Amortization	561	2,055	1,201	287	-	4,104
Foreign currency translation adjustment	21	17	17	4	-	59
Balance at November 30, 2021	1,716	5,473	1,218	291	-	8,698
Amortization	9,236	2,688	4,210	1,006	-	17,140
Disposal	-	-	(5,375)	-	-	(5,375)
Impairment					236,677	236,677
Foreign currency translation adjustment	642	296	(53)	(13)	6,228	7,100
Balance at November 30, 2022	11,594	8,457	-	1,284	242,905	264,240

Net Book Value:
At November 30, 2021	22,312	13,798	14,796	3,535	239,747	294,188
At November 30, 2022	11,437	11,004	-	2,360	-	24,801

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

6. INTANGIBLE ASSETS

During the year ended November 30, 2021, the Company acquired Tetra (Note 3).Included in the acquisition is the identifiable intangible asset, customer relationships valued at $657,094.The intangible asset is being amortized over its estimated useful life of three years. For the year ended November 30, 2022, the Company determined that the intangible asset is fully impaired as there is no future economic benefits will derived from this asset.

Cost:	Customer relationship
Balance at November 30, 2020	$-
Additions	657,094
Balance at November 30, 2021 and November 30, 2022	657,094

Accumulated amortization:
Balance at November 30, 2020	-
Amortization	(107,415)
Balance at November 30, 2021	(107,415)
Amortization	(219,029)
Impairment	(330,650)
Balance at November 30, 2022	(657,094)
Net book value
Balance at November 30, 2021	$549,679
Balance at November 30, 2022	$-

7. ACCOUNTS PAYABLE

As at November 30, 2022 and 2021, the Company's accounts payable consist of the following:

	November 30, 2022	November 30, 2021

Professional fees	$382,805	$92,078
Funds to be returned to investors	43,046	43,046
Due to former shareholder of Tetra (Note 3, 19)	-	222,771
Advertising costs	34,705	42,241
Payroll	268,610	33,173
Development costs	168,925	123,334
Bank overdraft	16,036	-
VAT Payable	61,262	4,735
Purchases	2,121	-
Rent	1,822	-
Others	84,531	47,007
	$1,063,863	$608,385

8. Deferred Revenue

As at November 30, 2022 and 2021, the Company received an advance payment from their customers as consideration for the Company's products and services to be rendered in the future date amounting to $124,918 (2021 - $nil).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

9.    RELATED PARTY TRANSACTIONS AND BALANCES

Key management compensation

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Key management is comprised of directors and officers of the Company

As at November 30, 2022, $Nil (2021 - $5,513) prepayment to directors and officers of the Company.

As at November 30, 2022, $705,672 (2021 - $52,728) was due to directors and officers of the Company:

	November 30, 2022	November 30, 2021
Company controlled by the CFO	$67,540	$-
Company controlled by the Corporate Secretary	-	10,500
CEO of the Company	250,179	561
Director	387,953	41,667
	$705,672	$52,728

During the years ended November 30, 2022 and 2021 and 2020, the Company entered into the following transactions with related parties:

	November 30, 2022	November 30, 2021	November 30, 2020
Management fees	$311,535	$118,000	$114,125
Consulting fees	135,000	307,734	166,667
Accounting fees	-	36,202	22,852
Rent	-	5,000	20,000
Share-based payments	-	410,132	271,993
Salaries and benefits to CEO	330,337	313,626	133,387
	$776,872	$1,190,694	$729,024

Management fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Company controlled by CEO	$243,387	$63,000	$55,125
Company controlled by the Former CFO	-	55,000	59,000
Company controlled by the CFO	68,148	-	-
	$311,535	$118,000	$114,125

Consulting fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Company controlled by the Former Corporate Secretary	$60,000	$-	$-
Directors	75,000	307,734	166,667
	$135,000	$307,734	$166,667

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the year ended November 30, 2022, the Company had 1,650,000 (2021 -1,725,000) stock options held by the CEO, Former CFO, the Former Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the years ended November 30, 2022, 2021 and 2020 are as follows:

	November 30, 2022		November 30, 2021		November 30, 2020
	Number of Options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)	Number of Options held	Expense for the year (vested)
CEO	600,000	$-	600,000	$133,275	400,000	$44,455
Former CFO	150,000	-	150,000	33,319	100,000	11,113
Former Corporate Secretary	150,000	-	150,000	33,319	100,000	11,113
Directors	750,000	-	825,000	210,219	1,050,000	205,312
	1,650,000	$-	1,725,000	$410,132	1,650,000	$271,993

During the year ended November 30, 2022, the Company also issued 78,125 (2021 -  656,250 and 2020- 500,000) common shares as compensation for consulting fees to a director valued at a total of $17,189 (2021 - $307,734 and 2020 - $125,000) (Note 13).

10. GOVERMENT ASSISTANCE RECEIVED

On May 4, 2020, the Company received a CARES Act Paycheck Protection Program Loan ("PPP Loan") of USD$75,000. The PPP Loan bears interest at 1% per annum and is repayable monthly staring on December 4, 2020. The loan is forgivable if PRT USA meets the requirements outlined below.

i) The loan proceeds are used to cover payroll costs, and most mortgage interest, rent, and utility costs over the 24-week period after the loan is made; and

ii) Employee and compensation levels are maintained. Payroll costs are capped at $100,000 on an annualized basis for each employee.

During the year ended November 30, 2021, it was determined that the Company met the requirements for loan forgiveness, and Company received notice of loan forgiveness on March 16, 2021, therefore there was no loan recognized. As such, the PPP Loan was treated as a government grant and was offset against operating expenses on the consolidated statement of loss and comprehensive loss for the year ended November 30, 2021.

11. LOANS PAYABLE

Upon acquisition of Tetra Drones (Note 3, 19), the Company assumed the latter's outstanding loan of £13,253 ($21,461) as of November 30, 2022. The collateral of this loan is a vehicle. On October 25, 2022, the loan and the vehicle were released to former shareholder of Tetra Drones in exchange of forgoing the remaining acquisition cost of £140,000 ($222,771). Thus, for the year ended November 30, 2022, the Company's liabilities in the vehicle and the remaining balance in the acquisition cost were extinguished.

For the year ended November 30, 2022, the current loan payable of $127,019 consisted of $75,000 plus interest of $4,019 payable to a third party, which is equal to 12% interest per annum payable on demand. This includes as well the $30,000 plus interest of $3,000, a 10% interest payable to another third party for four calendar months from the date of promissory note. As of the year ended November 30, 2022, the company is now liable to pay total interest of $18,000 including the $3,000 interest as they are considered in default. Total proceeds of $105,000 was received by the Company for these loans.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

12. CAPITAL MANAGEMENT

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

13.  SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2022, there were 59,317,461 common shares issued and outstanding
(2021 - 59,239,336).

During the year ended November 30, 2022:

On December 31, 2021, the Company issued 78,125 common shares as compensation for consulting fees to a director valued at a total of $17,189.

During the year ended November 30, 2021:

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years. .

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees. Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13.   SHARE CAPITAL (continued)

(a)   Common Shares (continued)

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

During the year ended November 30, 2021, the Company issued 6,129,573 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,573 share purchase warrants at $0.20 to $0.50 per share.

During the year ended November 30, 2021, the Company issued 656,250 common shares with total fair value of $307,734 were issued as compensation for consulting fees to a director (Note 9).

During the year ended November 30, 2020:

On September 30, 2020, the Company issued 50,000 common shares pursuant to the exercise of 50,000 share purchase warrants at $0.20 per share.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 9) valued at a total of $62,500.

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

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 9) valued at a total of $62,500.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13.  SHARE CAPITAL (continued)

(a)   Common Shares (continued)

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

(b) Stock Options

The Company maintains an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

During the year ended November 30, 2022:

125,000 stock options with an exercise price of $0.50 were cancelled.

75,000 stock options with an exercise price of $0.50 expired unexercised.

During the year ended November 30, 2021:

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,677, and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $1,022,995, and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(b)   Stock Options (continued)

During the year ended November 30, 2020:

During the year ended November 30, 2020, 200,000 (2019 - 150,000) options issued to a director and a consultant were cancelled before vesting.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2022 amounted to

$Nil (2021 - $1,144,342; 2020 - 479,107).

Stock option transactions and the number of stock options outstanding as at November 30, 2022, 2021 and 2020 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2020	2,950,000	$0.58
Granted	1,700,000	0.73
Exercised	(425,000)	0.52
Balance, November 30, 2021	4,225,000	$0.65
Expired	(75,000)	0.50
Cancelled	(125,000)	0.50
Balance, November 30, 2022	4,025,000	$0.66

The following summarizes the stock options outstanding at November 30, 2022:

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	0.57	0.31
March 20, 2024	0.60	150,000	150,000	0.05	0.02
November 28, 2024	0.50	125,000	125,000	0.06	0.02
January 21, 2026	0.75	1,550,000	1,550,000	1.21	0.29
June 10, 2026	0.50	150,000	150,000	0.13	0.02
		4,025,000	4,025,000	2.03	0.66

(c)   Share purchase warrants

During the year ended November 30, 2022

561,081 warrants with exercise price of $0.20 expired unexercised.

During the year ended November 30, 2021

On August 9, 2021, the Company issued 5,916,250 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 325,750 warrants to finder's warrants as described in note 13(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $79,032.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(c)   Share purchase warrants (continued)

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

During the year ended November 30, 2020

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022. On February 28, 2021, 292,000 warrants were exercised at $0.50 per share.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022. On February 28, 2021, 3,208,333 warrants were exercised at $0.20 per share.

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022. On February 28, 2021, 2,145,000 warrants were exercised at $0.20 per share.

Share purchase warrant transactions and the number of share purchase warrants outstanding as of November 30, 2022, 2021 and 2020 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2019	-	$-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,573)	0.01
Balance, November 30, 2021	9,991,241	0.42
Warrants expired	(561,081)	0.20
Balance, November 30, 2022	9,430,160	$0.41

The following summarizes the stock warrants outstanding at November 30, 2022:

Expiry Date	Exercise Price $	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price $
January 29, 2026	0.25	3,188,160	1.07	0.08
August 9, 2026	0.50	6,242,000	2.17	0.33
		9,430,160	3.17	0.41

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

14. FINANCIAL RISK MANAGEMENT

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

For the years ended November 30, 2022, and 2021, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short-term nature.

The Company is exposed to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

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

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, leases, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar and UK Sterling Pound against the Canadian dollar have affected comprehensive loss for the year by approximately $81,052 (2021 - $1,200 and 2020 - $7,085).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

15. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended November 30, 2022, 2021 and 2020, the Company has the following non-cash investing and financing activities:

	November 30, 2022	November 30, 2021	November 30, 2020
Non-cash financing activities:
Fair value of options exercised	-	158,106	-
Fair value of warrants granted	-	174,427	83,109
Fair value of warrants exercised	-	36,859	-
Shares issued for finders	-	100,500	-
Non-cash investing activities:
Shares to be issued to acquisition of inventory	-	-	22,800

16. COMMITMENTS AND CONTINGENCIES

As at November 30, 2022, the Company has the following commitments:

The Company entered into lease agreement with arm's length party on September 9, 2021. The term commenced on May 1, 2021 and will set to expire on April 30, 2024 and with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default (Note 17). Further, on the same date, the Company entered into separate agreement with the same arm's length party for drone flying permission over the land without restriction in exchange of £1,500 annual fee. The term commenced on May 1, 2021 and expire on April 30, 2024 as well.

In November 2018, the Company entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commenced December 1, 2018 and ended on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: US$3,188 per month from December 1, 2021 to November 30, 2022; and US$3,284 per month from December 1, 2022 to November 30, 2023 (Note 17).

The Company has certain commitments related to key management compensation for $35,875 per month with no specific expiry of terms (Note 9).

On February 4, 2023, the Company received a disputed claim from former consultant on the unpaid fees for the month of November 2022, December 2022 and January 2023 with an aggregate liability of $30,000. As of the reporting date, the Company is still waiting for the court order and plans to take a legal course of action as well. Management cannot determine the outcome as of the date of this report.

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears.

17. RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use assets

In November 2018, the Company entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: USD$3,005 ($3,726) per month from December 1, 2019 to November 01, 2020; USD$3,095 ($3,838) per month from December 1, 2020 to November 30, 2021; USD$3,188 ($3,953) per month from December 1, 2021 to November 30, 2022; and USD$3,284 ($4,072) per month from December 1, 2022 to November 30, 2023 (Note 16).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

17.  RIGHT-OF-USE ASSETS AND LEASE LIABILITY (continued)

Right-of-use assets (continued)

On September 9, 2021, the Company entered into lease agreement with arm's length party to use the premises known as The Old Workshop, Estuary Road, King's Lynn, Norfolk from May 1, 2021 and will set to expire on April 30, 2024, with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default (Note 16).

The following is the continuity of the cost and accumulated depreciation of right-of-use assets, for the year ended November 30, 2022 and 2021:

Balance, November 30, 2020	$114,648
Amortization expense	(35,654)
Cumulative translation adjustment	(6,260)
Balance, November 30, 2021	$72,734
Additions	38,027
Amortization expense	(50,571)
Cumulative translation adjustment	1,008
Balance, November 30, 2022	$61,198

Lease liability

The following is the continuity of lease liability, for the year ended November 30, 2022 and 2021:

Balance, November 30, 2020	$113,340
Lease payments	(48,175)
Interest on lease liability	14,760
Cumulative translation adjustment	(5,079)
Balance, November 30, 2021	$86,346
Additions	38,027
Lease payments	(72,727)
Interest on lease liability	18,877
Cumulative translation adjustment	5,274
Balance, November 30, 2022	$75,797
Current Portion	$66,403
Long-term portion	$9,394

As at November 30, 2022 and 2021, the minimum lease payments for the lease liabilities are as follows:

	November 30, 2022	November 30, 2021
Year ending:
2022	$-	$48,943
2023	72,664	50,403
2024	9,716	-
	82,380	99,346
Less: Interest expense on lease liabilities	(6,583)	(13,000)
Total present value of minimum lease payments	$75,797	$86,346

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

18. BREAKDOWN OF EXPENSES

		Year ended November 30,
General and Administrative Expenses	Note	2022	2021	2020
Accounting and audit fees	9	$223,247	$80,162	$67,282
Amortization	5, 6, 17	286,743	143,783	41,201
Consulting fees	9	143,539	456,296	275,182
General office expenses		153,403	205,710	111,394
Insurance		39,007	21,837	11,928
Interest and accretion	17	18,877	14,760	20,449
Legal fees		77,011	191,686	74,528
Management fees	9	311,535	118,000	110,125
Rent		47,317	42,822	35,325
Stock-based compensation	9, 13	-	1,144,342	479,107
Transfer agent and filing fees	13	59,385	82,825	77,919
Wages, salaries and benefits	9	985,916	817,858	292,218
Total		$2,345,980	$3,320,081	$1,596,658

Research and Development		2022	2021	2020
Labor		$182,774	$930,269	$386,044
Materials		50,491	54,737	-
Total		$233,265	$985,006	$386,044

Selling expenses consist of business development expenses amounting to $177,428 (2021 - $709,010; 2020 - $1,081,478).

19. GAIN ON DEBT FORGIVENESS

For the year ended November 30, 2022, the Company recognized gain on debt forgiveness amounting to $234,303 (2021 - $nil; 2020 - $nil). This composed of remaining £140,000 ($222,771) acquisition cost of Tetra Drones that was forgiven by former shareholder and the £7,155 ($11,532) excess of the net book value of vehicle and related loan released to him (Note 11).

20. SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in Note 1.

The Company's revenues were generated in the US and UK were mostly composed of sales of engineering design services and radar components to well-known government agencies and prime contractors. All the long-lived assets are located in the US as of November 30, 2022, 2021 and 2020. The following table summarizes the revenue by geographical location:

	Canada	USA	UK	Total
For the year ended November 30, 2022
Revenues	$-	$154,625	$452,734	$607,359
Gross Profit	-	97,115	319,069	416,184
For the year ended November 30, 2021
Revenues	$-	$79,795	$104,601	$184,396
Gross Profit	-	27,703	53,584	81,287
For the year ended November 30, 2020
Revenues	$-	$70,931	$-	$70,931
Gross Profit	-	39,615	-	39,615

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

21. INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2022, 2021 and 2020:

	2022	2021	2020
Net loss before tax and comprehensive loss	(2,667,798)	(4,944,231)	$(2,924,236)
Combined statutory tax rate	19% to 27%	19% to 29.7%	27.00%
Expected income tax (recovery)	$(720,000)	$(1,278,990)	$(789,544)
Permanent differences	138,000	310,228	-
Non-deductible items and others	1,618,000	19,811	44,866
Change in deferred tax assets not recognized	(1,036,000)	948,951	744,678
Income tax expense (recovery)	$-	$-	$-

Significant components of the Company's unrecognized deferred tax assets (liabilities) for the years ended November 30, 2022 and 2021 are shown below:

	2022	2021
Non-capital losses	$1,657,000	$2,641,159
Capital losses	21,000	21,062
Equipment	-	1,511
Share issuance costs	48,000	29,036
Intangible assets	-	397,156
Others	-	13,498
Net deferred tax assets	$1,726,000	$3,103,422

Non-capital losses carryforward

The Company has non-capital loss carryforwards and net operating losses, for which no deferred tax asset has been recognized of approximately $10,971,723 (2021 - $9,703,024) which may be carried forward to apply against future income for Canadian, USA and United Kingdom income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	2022
2038	675,203
2039	2,350,798
2040	2,443,638
2041	3,591,486
2042	1,910,598
TOTAL	$10,971,723

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

22.  SUBSEQUENT EVENTS

On February 22, 2023, the Company announced a non-brokered private placement financing of up to 30,000,000 units (the "Units") of securities at a price of $0.05 per Unit for aggregate gross proceeds of up to $1,500,000. Each Unit will be comprised of one common share and one full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement. On March 30, 2023, the Company completed the first tranche of the private placement by issuing 7,200,000 units for gross proceeds of $360,000.

On March 3, 2022, 2,100,000 share options issued to directors, officers, employees, and consultants were surrendered and cancelled. Further, on March 16, 2023, another 150,000 share options issued to director were surrendered and cancelled.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Years Ended November 30, 2022 and 2021

INTRODUCTION

The following information, prepared as of March 30, 2023, should be read in conjunction with the audited consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the year ended November 30, 2022 as well as the audited consolidated financial statements of the Company for the year ended November 30, 2021 ("Financial Statements"); including the notes thereto. The Financial Statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial condition. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance. They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this management discussion and analysis ("MD&A") and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the crisis has not altered the ability of the Company to progress and test its technologies.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at
700 - 1199 West Hastings Street, Vancouver, B.C., V6E 3T5.

The Company's common shares are listed on the CSE under the symbol "PRT", on the Frankfurt Stock Exchange under the Symbol: 4XA, WKN# - A2N8RH and on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

The Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA") is developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On January 28, 2021, the Company supplied its first Unmanned Aerial Vehicle ("UAV") to the United Nations ("UN") aspart of the United Nations Assistance Mission in Somalia ("UNSOM") under the United Nations Environment Program ("UNEP") for a tree-reseeding mission (See DEVELOPING TECHNOLOGIES).

On February 10, 2021, during UNSOM, a PRT drone broke the existing beyond visual line of sight ("BVLOS") drone delivery record, and also is believed to have set an additional new record for complete 'round trip' autonomous delivery capability. UN observers and aviation officials that monitor scheduled UN flights have agreed to supply the recorded flight data and witness statements required for the official recognition by adjudicators of Guinness World Records. To date the Company had not received this recognition.

On March 26, 2021, the Company incorporated a subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK is to augment the Company's existing research and development ("R&D") of the X-1 and X-V for the US and EMEA markets. Many of the UK consultants of the Company have since become direct employees as the Company expands its operations globally.

Effective February 1, 2021, Dr. Gianluca De Novi was appointed to VP of Engineering. Dr. De Novi is a Harvard Faculty member, Director of the Medical Device and Simulation Laboratory at the Imaging Department of the Massachusetts General Brigham Hospital and CEO at XSurgical Robotics. Dr. De Novi, was formerly a Scientific Advisor and then transitioned to VP of Engineering when the Company began accelerating the market deployment of its shoe scanner and CODA-1 threat detection systems.

On September 2, 2021, the Company sold custom drones to Survey-AR to deliver a drone swarm test capability. The project will assess an autonomous drone swarm system to optimize weather and air quality monitoring in atmospheric boundary layer environments with particular importance in urban and industrial areas.

On September 9, 2021, the Company completed the qualification for ISO 9001:2015 and became accredited under certificate 377662021. ISO is one of the most rigorous and well-regarded standards in the world. The implementation and application of ISO reinforces our Company's focus on creating products and services, measured against global benchmarks of industry excellence.

On February 9, 2022, the Company secured a contract for Large, Long-range Unmanned Aircraft Systems to be used for BVLOS operations. The end use for the aircraft is for long range natural resource monitoring. Initial deliveries took place in April 2022. The UAS were based on the PRT XV-L platform, with several 'client-specified' modifications. These large all-environment UAS were designed to be deployed for land and maritime operations at BVLOS distances, capable of operating for up to 7 hours. These were installed with the latest SATCOM (Satellite Communication) technologies, alongside enhanced military grade COFDM (Coded Orthogonal Frequency-Division Multiplexing) communications technologies for secure, high-quality data feeds for sub sixty-mile communication scenarios. The total value for this order was £175,454.58 ($301,430.97) with an additional 20% in VAT, bringing the total to £ 210,545.50 ($361,717.17). Final payment for the order was received on April 12, 2022.

On February 16, 2022, Plymouth Rock received an order for an UAS for BVLOS operations. The purpose of this was to acquire a UAS for assessment in conjunction with The UK National Police Air Service (NPAS), which provides air support to 46 police forces, who are leading the Home Office funded research to "better understand the capabilities that Beyond Visual Line of Sight (BVLOS) drones may provide to police aviation in the future". The total value for this order was £49,500.00 ($85,269), with an additional 20% in VAT, bringing the total to £59,400.00 ($102,322). Full payment for the order was received by the company on April 4, 2022. The XV-H remains a PRT asset and remains at the Company's Norfolk facility, of which Norfolk Constabulary have access to in order to perform assessments as and when required.

On February 22, 2022 Plymouth was awarded a cooperative research and development agreement ("CRADA") for its SS1 Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates R&D collaboration between one or more federal laboratories and one or more non-federal entities.

On March 8, 2022, Plymouth joined the Naval Aviation Systems Consortium ("NASC"). NASC was formed to support the technology needs of the Naval Air Warfare Centers ("NAWCs") and the Naval Air Systems Command ("NAVAIR") using Other Transaction ("OT") Authority. NASC is an agile, collaborative, and enduring enterprise with world-class capabilities that provides the Navy with broad reach, robust competition and a comprehensive range of technology solutions. Through its unique structure, consortium members are able to work with the Government to identify opportunities, target their technology offerings, expand into new markets and grow their businesses.

On March 8, 2022, the Company launched a new, customer focused website. The site was designed to offer a more user-friendly experience with improved navigation and functionality while allowing visitors to see our full fleet of UAS. Created with simplicity and usability in mind, the site includes many new features to help users quickly and easily identify the product they need, whilst providing specification downloads and videos of our UAS.

On March 31, 2022 the British Columbia Securities Commission ("BCSC") issued a temporary management cease trade order ("MCTO") under National Policy 12-203 Management Cease Trade Orders, made at the request of the Company. This MCTO (citation: 2022 BCSECOM 103) prohibited the Company's insiders from trading in the securities of the Company until such time as the annual audited financial statements for the year ended November 30, 2021, the management's discussion and analysis, and the related Chief Executive Officer and Chief Financial Officer certificates ("the Required Filings") and all continuous disclosure requirements have been filed by the Company, and the MCTO has been lifted. The Company's inability to file the Required Filings before the required March 30, 2022 filing deadline is a result of Covid-19 related and other delays in obtaining information with respect to a U.K. subsidiary acquired during the fiscal period. The Company has applied for, and has been granted a MCTO by the BCSC.

On May 13, 2022, the Company filed the Required Filings and the BCSC lifted the MCTO on May 16, 2022.

On June 15, 2022, the Company shipped a total of 16 production units at a value of $3,107 (US$2,450) each under a subcontract to Electro Enterprises Inc., an authorized Boeing re-seller. The units are "Liquid Cooled High Power Loads" and are used on the US Army Phased Array Tracking Radar to Intercept of Target (PATRIOT) Advanced Capability - 3 (PAC -3) Program. The PATRIOT Advanced Capability - 3 (PAC-3) is the Army's premier guided air and missile defense (AMD) system providing highly reactive hit-to-kill capability in both range and altitude while operating in all environments.

Business Acquisition

On June 4, 2021, the Company signed a definitive acquisition agreement outlining the terms and conditions with respect to an acquisition of Tetra Drones Ltd. ("Tetra Drones" or "Tetra"), an arm's length, privately held, UK-based company a developer of custom-made, high-performance and niche UAS. The acquisition of Tetra provides Plymouth with a U.K. based production and sales team with a record of success.

The Company acquired all of the then issued and outstanding shares of Tetra Drones. Tetra Drones has issued and outstanding share capital of 100 ordinary shares held by the sole Shareholder, Mr. Ben Pickard.

Pursuant to the share purchase agreement, the Company acquired Tetra for the sum of £350,000 ($581,367 CAD), payable on an installment basis as follows:

  £35,000 ($60,021 CAD) within 7 days after the execution and delivery of the definitive agreement by all parties, paid on June 12, 2021;
  £35,000 ($60,479 CAD) within 21 days of the initial payment as described in instalment 1 above, paid on July 9, 2021;
  £140,000 ($236,411 CAD) within 120 days of the second instalment as described above, paid on November 8, 2021 ("the third payment"); and
  £140,000 ($222,771 CAD) within 120 days of the third payment, this was forgiven in return of the full release of the leased vehicle and allowing the former sole shareholder of Tetra to continue working within the industry.

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

During the period ended November 30, 2022, Mr. Pickard, the former sole shareholder of Tetra resigned from the Company. In exchange for the Company allowing Mr. Pickard to continue working within the industry and providing a full release of the leased vehicle, Mr. Pickard forgave the outstanding balance of £140,000 ($222,771) which was part of the consideration for acquiring Tetra. As of the date of release, the Company has no liabilities for this vehicle.

DEVELOPING TECHNOLOGIES

The Company's core technologies have changed to include: (1) X1 and XV Unmanned Aerial Systems and (2) MiRIAD - Millimeter Remote Imaging from Airborne Drone.

The Wi-Ti, SS-1 Shoescanner and CODA threat detection radar technology development have been put on hold so the Company can concentrate on the above related products.

The Company operates a small Aerospace & Defense component business, Aerowave, that was acquired in 2019. This design and manufacturing business is based in Plymouth MA USA. It supplies components to the US government, scientific communities and commercial businesses.

X1 and XV Unmanned Aerial Systems Updates

The X1 is a purpose built coaxial multirotor UAS designed with the direct input of law enforcement, intelligence agencies, military, and rescue services. Using co-axial heavy lift motors, the X1 improves performance over traditional co-axial propeller designs and increases motor torque by 40%, delivering powerful propulsion and high power to weight capability.

As at the year ended November 30, 2022, X1 demonstration units have been sold to customers for various applications such as oil and natural gas pipeline inspection/security and agriculture/environmental missions.

The XV is a fixed-wing UAS platform with the added capability of vertical take-off and landing. This unique capability allows operators to extend their operational range while removing the requirement for a large runway. The XV can launch from an area as small as 8 square meters fully autonomously and operate for up to 7 hours.

We are also currently developing XMR - a 'super-heavy-lift' UAS for Military, Casualty / Medical Evacuation, and Cargo Transportation. The XMR is classified as a 'super heavy lift' UAS due to its capability of lifting up to 330 lbs. making it ideal solution for tasks that require higher than normal payloads. The Company expects to complete initial flight tests in Q3 2023.

On October 15, 2019, the Company announced the launch of the X1 to address the global requirement for a multi-role, state-of-the-art aerial platform. As of the end of November 2022, the X1 was starting its low-rate demonstration phase. Currently, the Company is procuring materials to begin production of additional demonstration units. X1 systems will be manufactured for various applications and targeted customers.

On May 6, 2020, the Company announced that it has received permission to operate drone platforms in UK airspace, the Permission for Commercial Operations from the UK Civil Aviation Authority, to operate small unmanned aircraft and small unmanned surveillance aircraft. The Company can now utilize its X1 platform for commercial operations, allowing our operators to demonstrate threat detection and surveillance in civilian airspace to both clients and potential partners. This also enables the Company to offer technical reconnaissance and non-destructive testing services for both civil and military applications.

On May 14, 2020, the Company announced that the X1 platform would be used in a series of airborne tests for the UK National Health Service (NHS) for emergency apparatus delivery. This will involve several test scenarios, that if successful will lead to on-scene delivery of defibrillators and other critical trauma assistance technologies.

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

On August 25, 2020, the Company announced that it signed a re-seller and purchase agreement with Michigan-based Trendset Communications Group, a leading technology provider to the security, telecommunications, and technology sector.

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

On July 13, 2021, the Company announced it closed a contract for the sale and delivery of UAS to the Durrell Wildlife Conservation Trust to perform critical environmental operations in Madagascar. The Durrell Wildlife Conservation Trust will use the Company's drone-based thermal infrared cameras as a new way of monitoring lemurs and identifying any potential poachers.

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

On October 31, 2021, the Company announced that its partner, Aardvark, had placed an order to use PRT XV-L VTOL UAS for long-range security and environmental operations in remote locations.

On October 31, 2021, the Company also announced that it began a digital and marketing awareness campaign with Capital Analytica of Vancouver BC, Media Relations Inc of Burnsville MN and Think Inc Marketing of Huntington Beach CA. The campaign included press initiatives, advertising, publicity services and social media. These marketing and awareness programs include engagements with arm's length parties for an aggregate gross expenditure of CDN$120,000 over a 6-month period and USD $100,000 over a 3-month period. No stock-based compensation was provided.

On February 25, 2022 the Company received a final balancing payment for an order taken on under Tetra Drones Limited from Quantum Aviation. The balancing payment for this order was £2,361.68, with an additional 20% in VAT, bringing the total to £2,834.02.

On March 9, 2022, the Company received payment for electrical engineering work for a system owned by Red Engineering. The total value for this order was £600.00, with an additional 20% in VAT, bringing the total to £720.00.

On April 12, 2022, the Company received a final balancing payment for an order taken on under Tetra Drones Limited from SkyShows Aerial Limited. The balancing payment for this order was £700.00, with an additional 20% in VAT, bringing the total to £840.00.

On May 13, 2022, the Company received an order to manufacture a testing drone for Aspira Aerial Applications. The total value for this order was £6,095.00, with an additional 20% in VAT, bringing the total to £7,314. Final payment was received on June 1, 2022.

On May 23, 2022, the Company received an order for upgrade work for a fleet of light show drones owned by FlightShows Ltd. The total value for this order was £9,125.00, with an additional 20% in VAT, bringing the total to £10,950.00. Final payment was received on August 16, 2022.

On May 24, 2022, the Company received payment for repair work for systems owned by Quantum Aviation. The total value for this order was £460.00, with an additional 20% in VAT, bringing the total to £552.00.

On July 1, 2022, the Company received an order for supply of drones for light shows from SkyShows Aerial Ltd. The total value for this order was £7,500.00, with an additional 20% in VAT, bringing the total to £9,000.00. Final payment was received on August 16, 2022.

On August 16, 2022, the Company received a follow up order to upgrade a fleet of light show drones from FlightShows Ltd. The total value for this order was £19,086.44, with an additional 20% in VAT, bringing the total to £22,903.73. Final payment was received on November 11, 2022.

On August 17, 2022, the Company received an order to build a large fixed-wing UAS, and perform service and refurbish an existing drone platform for Air Data Systems Ltd. The total value for this order was £93,848.34, with an additional 20% in VAT, bringing the total to £112,618.01. Final payment was received on December 22, 2022.

On September 26, 2022, the Company received an order for supply of drones for light shows from SkyShows Aerial Ltd. The total value for this order was £7,500.00, with an additional 20% in VAT, bringing the total to £9,000.00. Final payment was received on August 16, 2022.

On October 3, 2022, the Company received a follow up from Aspira Aerial Applications. The total value for this order was £9,495.00, with an additional 20% in VAT, bringing the total to £11,394.00. Final payment was received on October 31, 2022.

MiRIAD -Millimeter Remote Imaging from Airborne Drone Updates

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

On August 31, 2020, the Company announced that it had produced definitive images of infrastructure corrosion utilizing its prototype MiRIAD Sensor system. This will provide a new and more importantly, low-cost capability for detecting civil and military aircraft fatigue, tanker and naval vessel corrosion, pipeline safety for oil and gas installations and infrastructure/bridge fatigue. The Company also believes that safe, passive detection will ultimately be applied to medical skin analysis for burns and next generation walk through.

In Q1 2021 the Company updated the design of the MiRIAD sensors with digital signal processors to process the image data received from the sensors.

Due to funding issues from late 2021 until the current year ended November 30, 2022 the MiRIAD sensor development was put on hold. Management believes there is value to complete the product development when funding becomes available.

Wi-Ti Updates

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

On February 19, 2019, the Company signed a memorandum of understanding with Abicom International, a Qualcomm authorized design partner, to assist in the continued development of the Wi-Ti system and prototype. Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

During December 2020, the Company prepared and filed a trademark application for the mark Wi-Ti Class 009 - System for detecting threats, such as concealed weaponry, within a Wi-Fi enabled environment and electronic filing of the same with the USPTO (United States Patent and Trademark Office).

Due to other priorities, the Wi-Ti R&D has been put on hold until funding is available.

Shoe Scanner - SS1 Footwear Imaging Radar Technology

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

The Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 persons per minute the Millimeter Wave Shoe Scanner is ideal for airport terminals, prisons/correctional facilities, public events and other high throughput, screening applications.

On March 12, 2019, Manchester Metropolitan University assigned the Millimeter Wave Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

On October 29, 2020 the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings On February 16, 2021 the Company was granted US Patent No.: 10,921,428 B1.

On February 22, 2022 Plymouth been awarded a CRADA for its SS1 Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates R&D collaboration between one or more federal laboratories and one or more non-federal entities.

Due to other priorities, the Shoe Scanner has been put on hold until funding is available.

Mobile Reconfigurable Distributed Aperture Systems and Methods for Remote Sensing

On February 24, 2022 the Company began the process of applying for a patent. (Application No.: 17174637). This patent application relates to synthetic aperture radars and distributed aperture systems referred to as DAS. These DAS can be mounted on UAS. A DAS or DDAS (Drone Distributed Aperture Systems) may be utilized to create a synthetic aperture for transmission or reception of any or both electromagnetic and acoustic waves by reconfigurable formation of an array of transceivers. For example, a DDAS may include individual transceivers or small arrays of transceivers being mounted onto individual drones.

The following table shows the Company's expenditures on its Developing Technologies recognized in R&D expenses:

	For the years ended November 30,
Research and Development by Technology	2022 $	2021 $	2020 $
Aerowave	17,138	57,181	1,452
X-1	78,887	484,850	184,634
XV	31,186	129,352	-
Shoe Scanner	35,959	232,501	73,493
CODA	70,095	75,816	2,632
MiRIAD	-	5,306	100,887
Wi-Ti	-	-	22,946
Total	233,265	985,006	386,044

	For the year ended November 30, 2022
Demo Equipment Capitalized	Cost - USD	Cost - GBP	Cost - CAD
	$	£	$
X1 - 1	51,869	9,876	86,057
X1 - 2	21,957	-	29,660
X1 - 3	2,435	-	3,289
X1 - 4	2,435	-	3,289
X1 - 5	2,435	-	3,289
X1 - 6	2,435	-	3,289
XV	26,068	48,675	114,032
Impairment of demo equipment	(109,634)	(58,551)	(236,677)
Foreign currency translation adjustment	-	-	(6,228)
Total	-	-	-

The R&D expenses incurred for the X1/XV and shoe-scanner were primarily design and process documentation related. The CODA expenses were related to testing of prototypes and software discovery and upgrades. Tetra expense was for the transfer of "know-how" of the Tetra products and the MiRIAD expense was for NDT (Non-Destructive Testing) of various infrastructure for structural integrity. The Company determined that the demo equipment is unable to generate economic benefit as at November 30, 2022. Hense an impairment loss of $236,667.

RESULTS OF OPERATIONS

The following table provides a brief summary of the Company's financial operations for the last three fiscal years. This information has been presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar. For more detailed information, please refer to the November 30, 2022, 2021 and 2020 audited financial statements.

	Year Ended November 30, 2022	Year Ended November 30, 2021	Year Ended November 30, 2020
Revenues	$ 607,359	$ 184,396	$ 70,931
Interest income	-	-	193
Net loss for the year	(2,667,798)	(4,974,834)	(2,924,236)
Basic and diluted loss per share	(0.05)	(0.09)	(0.08)
Total assets	148,201	1,549,139	261,385
Total long term liabilities	9,394	69,670	90,735
Cash dividends	-	-	-

Years ended November 30, 2022 and 2021

During the year ended November 30, 2022, the Company had a comprehensive loss of $2,739,060 compared to a comprehensive loss of $4,944,231 for the year ended November 30, 2021. The decrease in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2022 amounted to $607,359 (November 30, 2021 - $184,396) with gross profit of $416,184 (November 30, 2021 - $81,287) resulting in a gross margin of 69% (November 30, 2021 - 44%). The Company's sales for the year include waveguide components and sale of services for drone builds. The increase in gross margin resulted from lower cost of sales relating to improving product yields by creating new process control documentation and by the higher gross margins of the newly acquired subsidiary stemming from efficient processes and economies of scale.
  Accounting and audit fees of $223,247 (November 30, 2021 - $80,162). The amount increased in the current period due to the additional fees to auditors and accountants for the 2021year end financial audit which spilled over through the first two quarters of the year due to complexities brought about by the set-up of a new company and the acquisition of a new subsidiary as well as additional accounting fees for the UK subsidiary.
  Amortization in the amount of $286,743 (November 30, 2021 - $143,783) pertains mostly to amortization of customer relationships acquired from Tetra Drones, equipment and right-of-use asset due to the recognition of the Company's leased premises in accordance with IFRS 16.
  Selling expenses of $177,428 (November 30, 2021 - $709,010) decreased due to timing of various business development initiatives. In the current and prior period, the main selling expenditures were on native ad campaigns.
  Consulting fees of $143,539 (November 30, 2021 - $456,296) decreased during the period due to transition of a previous officer who now acts as a consultant for the Company. (See Directors)
  Consulting fees related to research and development of $182,774 (November 30, 2021 - $930,269) decreased mainly due to general administrative this year.
  General office expenses of $153,403 (November 30, 2021 - $205,710) were slightly lower as a result of fewer activities during the third and fourth quarter of this year.
  Legal fees of $77,011 (November 30, 2021 - $191,686) decreased as in previous period due to the decline in legal fees relating to the acquisition of Tetra Drones, the absence of the set-up fees for the new subsidiary in the UK partially offset by fees relating to the MCTO and other legal consultations.
  Management fees of $311,535 (November 30, 2021 - $118,000) increased due to management changes during the year. (See Transactions with Related Parties)
11

  Rent of $47,317 (November 30, 2021 - $42,822) is slightly higher due to the additional rent brought by the acquisition of Tetra Drones in the previous year.
  Stock-based compensation of $Nil (November 30, 2021 - $1,144,342) refers to the portion of the value of the stock options granted by the Company which are expensed during the period (See Capital Stock). No stock options were granted during the year.
  Transfer agent and filing fees of $59,385 (November 30, 2021 - $82,825) decreased since there were no issuance of shares, closing of a private placement and related compliance which were done in the same period last year.
  Wages, salaries and benefits of $985,916 (November 30, 2021 - $817,858) is higher because of expansion of company business overall and acquisition of UK subsidiaries.
  Foreign currency translation loss of $71,262 (November 30, 2021 - gain of $30,603) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entity to Canadian dollars for consolidated financial reporting purposes. The increase in loss was due to unfavorable foreign exchange movements during the year.

Fourth quarter ended November 30, 2022 and 2021

During the quarter ended November 30, 2022, the Company had a comprehensive loss of $711,875 compared to a comprehensive loss of $1,674,429 for the quarter ended November 30, 2021. The decrease in comprehensive losses were primarily driven by the following:

  Sales during the quarter ended November 30, 2022 amounted to $53,819 (November 30, 2021 - $65,372) with gross profit of $42,324 (November 30, 2021 - $36,695) resulting in a gross margin of 79% (November 30, 2021 - 56%). The Company's sales for the quarter include waveguide components and sale of services for drone builds which yielded higher margins.
  Accounting and audit fees of $ 22,653 (November 30, 2021 - $10,149). The amount increased in the current period due to the timing of fees of auditors and accountants.
  Business development expenses of $81,337 (November 30, 2021 - $375,014) decreased due to timing of various business development initiatives. In the current and prior period, the main business development expenditures were on native ad campaigns.
  Consulting fees of $(143,462) (November 30, 2021 - $199,829) decreased during the period due to the reversal of prior period consulting fee accruals in connection with canceled agreements.
  Legal fees of $8,430 (November 30, 2021 - $38,906) decreased as in previous period due to the absence of legal fees relating to the acquisition of Tetra Drones, the absence of the set-up fees for the new subsidiary in the UK partially offset by fees relating to the MCTO and other legal consultations.
  Management fees of $78,847 (November 30, 2021 - $36,250) increased due certain research and development consulting fees being reallocated to management fees during the period.
  Research and development of $(67,229) (November 30, 2021 - $326,529) decreased mainly due to lower expenditures on X-1 technology this year and the funding issues faced by the Company during the start of the year and a reclassification of certain research and development consulting fees to management fees during the quarter.
  Stock-based compensation of $Nil (November 30, 2021 - $215,134) decreased due to no stock options granted during the first two quarters of this year (See Capital Stock).
  Transfer agent and filing fees of $9,017 (November 30, 2021 - $24,030) decreased is significantly as there were not much transactions related to issuance of shares during the period.
  Wages, salaries and benefits of $232,072 (November 30, 2021 - $308,037) is lower due to a decrease in operating activities during the quarter ended November 30, 2022.
  Foreign currency translation loss of $50,430 (November 30, 2021 gain - $38,936) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entity to Canadian dollars for consolidated financial reporting purposes. The reversal of gain to a loss this period was due to unfavorable foreign exchange movements.
12

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr4 November 30, 2022	Qtr3 August 31, 2022	Qtr2 May 31, 2022	Qtr1 February 28, 2022
Total Revenues, including interest income	$ 53,819	$ 56,878	$ 332,414	$ 164,248
Net loss	(661,445)	(778,398)	(479,969)	(747,986)
Basic and diluted loss per common share	(0.05)	(0.03)	(0.01)	(0.01)

	Qtr 4 November 30, 2021	Qtr 3 August 31, 2021	Qtr2 May 31, 2021	Qtr1 February 29, 2021
Total Revenues, including interest income	$ 65,372	$ 96,484	$ 2,942	$ 19,598
Net loss	(1,713,364)	(887,777)	(1,086,008)	(1,287,685)
Basic and diluted loss per common share	(0.07)	(0.01)	(0.02)	(0.03)

The lower net loss in quarter ended November 30, 2022, compared with the third quarter of the year was primarily due to the decreased revenue and gross profit, lower G&A and R&D expenses and impairments of intangible assets and demo equipment which was offset against a gain on debt forgiveness in the current quarter. The net loss is higher in the quarters ended 2021 compared with the 2022 quarters was primarily due to increase in research and development and share-based compensation as well as the ramp up of operations in 2021 following the easing of restrictions brought about by the pandemic.

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

As at November 30, 2022, the Company had $62,202 in current assets (November 30, 2021 - $632,538) and $2,087,875 in current liabilities (November 30, 2021 - $706,666) for a working capital deficit of $2,025,673 compared to a working updated deficit of $74,128 as at November 30, 2021. The increase in working capital deficit is mostly driven by the operating cash outflows and the increase in accounts payable and amounts due to related parties.

As at November 30, 2022, the Company had a share capital balance of $11,851,771 (November 30, 2021 - $11,834,582) and an accumulated deficit of $16,535,760 (November 30, 2021 - $13,867,962). The increase in share capital is only due to the shares issued for consulting services during the quarter.

Financing of operations has been achieved solely by loans and equity financing. However, the Company expects to generate profitable revenue in the coming years with adequate investment to support adding experienced manufacturing personnel and capital equipment. Currently the Company is primarily reliant upon the sale of equity securities, loans and some product sales in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis. The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.
The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies. As of report date, management anticipates that the funds raised to date will be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2022

Cash balances decreased by a total of $343,724 during the year ended November 30, 2022 (November 30, 2021 - increased by $311,997). In the previous period, the cash increased due to the issuance of shares through private placement and shares issued in relation to warrants exercised and options exercised. This year, the decline in cash balance resulted mainly from operating expenditures (see Results of Operations).

During the year ended November 30, 2022, cash used in operating activities was $414,023 compared to cash used in operating activities of $3,144,102 during the year ended November 30, 2021. The decrease in cash used came mostly from a lower loss in 2022 resulting from lower business development expenditures, offset by debt forgiveness, and an increase in accounts payable and due to related party balance.

Cash used in investing activities during the year ended November 30, 2022, was $Nil (November 30, 2021 - $573,343). There wasn't a business acquisition in 2022 nor was there any additional equipment purchased during the period.

Cash used in financing activities during the year ended November 30, 2022, was $70,299 compared to cash provided by financing activities of $4,326,442 during the year ended November 30, 2021. The decrease was primarily due to the absence of private placement completed during the current year in addition to option and warrant exercises which were present last year. This was reduced by lease payments and increased from some loan received during the year.

The effect of foreign exchange rates on cash during the year ended November 30, 2022 amounted to a gain of $18,195 (November 30, 2021 loss - $38,336).

PROPOSED TRANSACTIONS

On February 22, 2023, the Company announced a non-brokered private placement financing of up to 30,000,000 units (the "Units") of securities at a price of $0.05 per Unit for aggregate gross proceeds of up to $1,500,000. Each Unit will be comprised of one common share and one full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement. On March 30, 2023, the Company completed the first tranche of the private placement by issuing 7,200,000 units for gross proceeds of $360,000.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

The Company entered into lease agreement with arm's length party on September 9, 2021. The term commenced on May 1, 2021 and will set to expire on April 30, 2024 and with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default. Further, on the same date, the Company entered into separate agreement with the same arm's length party for drone flying permission over the land without restriction in exchange of £1,500 annual fee the term commenced on May 1, 2021 and end on April 30, 2024 as well.

In November 2018, PRT USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commenced December 1, 2018 and ended on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: US$3,188 per month from December 1, 2021 to November 30, 2022; and US$3,284 per month from December 1, 2022 to November 30, 2023.

The Company has certain commitments related to key management compensation for $35,875 per month with no specific expiry of terms (see Transactions with Related Parties).

On February 4, 2023, the Company received a disputed claim from former consultant on the unpaid fees for the month of November 2022, December 2022 and January 2023 with an aggregate liability of $30,000. As of the reporting date, the Company is still waiting for the court order and plans to take a legal course of action as well. Management cannot determine the outcome as of the date of this report.

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears. (see Transactions with Related Parties)

TRANSACTIONS WITH RELATED PARTIES

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2022, $705,672 (November 30, 2021 - $52,728) was due to directors and officers of the Company:

	November 30, 2022	November 30, 2021
Company controlled by CFO	$67,540	-
Company controlled by Company secretary	-	10,500
CEO of the company	250,179	561
Director	387,953	41,667
	$705,672	$52,728

As at November 30, 2022, $Nil (November 30, 2021- $5,513) prepayment to directors and officers of the Company:

	November 30, 2022	November 30, 2021
Company controlled by the Corporate Secretary	$-	$5,513
	$-	$5,513

During the years ended November 30, 2022, 2021 and 2020, the Company entered into the following transactions with related parties:

	November 30, 2022	November 30, 2021	November 30, 2020
Management fees	$311,535	$118,000	$114,125
Consulting fees	135,000	307,734	166,667
Accounting fees	-	36,202	22,852
Rent	-	5,000	20,000
Stock-based compensation	-	410,132	271,993
Salaries and benefits to CEO	330,337	313,626	133,387
	$776,872	$1,190,694	$729,024

Management fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Company controlled by CEO- Carl Cagliarini	$243,387	$63,000	$55,125
Company controlled by Former CFO- Zara Kanji	-	55,000	59,000
Company controlled by the CFO- Susan Gardner	68,148	-	-
	$311,535	$118,000	$114,125

Consulting fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Director - Douglas Smith	$-	$307,734	$166,667
Director - Philip Lancaster	75,000	-	-
Company controlled by Former Corporate Secretary- Vivian Katsuris	60,000	-	-
	$135,000	$307,734	$166,667

During the year ended November 30, 2022, the Company granted Nil (November 30, 2021 - 1,725,000) options to the CEO, CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2022 is as follows:

	November 30, 2022		November 30, 2021
	Number of options held	Expense for the period (vested)	Number of options held	Expense for the period (vested)
Dana Wheeler, CEO	600,000	$-	600,000	$133,276
Zara Kanji, Former CFO	150,000	-	150,000	33,319
Vivian Katsuris, Former Corporate Secretary	150,000	-	150,000	33,319
Angelos Kostopoulos, Director	150,000	-	150,000	479
Tim Crowhurst, Director	-	-	75,000	10,204
Douglas Smith, Director and Chairman	300,000	-	300,000	1,536
Dr. Khalid Al-Ali, Director	150,000	-	150,000	99,000
Thomas Nash, Director	150,000	-	150,000	99,000
	1,650,000	$-	1,725,000	$410,132

As at November 30, 2022, 75,000 stock options granted to Tim Crowhurst were cancelled unexercised.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the Financial Statements for the year ended November 30, 2022 that are available on SEDAR at www.sedar.com.

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

For the periods ended November 30, 2022, and November 30, 2021, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short term nature.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. As at November 30, 2022, the Company has cash balance of $13,127 (November 30, 2021 - $ 375,046) to settle current liabilities of $2,087,875 (November 30, 2021 - $706,666). The Company's future financial success will be dependent upon the ability to monetize its technologies or obtain necessary financing to meet its contractual obligations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss to a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $81,052 (2021 - $1,200 and 2020 - $7,085).

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at November 30, 2022 and report date, the following table summarizes the outstanding share capital, stock options, and share purchase warrants of the Company:

	As at
	November 30, 2022	Report Date
Common shares	59,317,461	59,317,461
Stock Options	4,025,000	1,775,000
Share Purchase Warrants	9,430,160	9,430,160

Subsequent to the year ended November 30, 2022

On February 22, 2023, the Company announced a non-brokered private placement financing of up to 30,000,000 units (the "Units") of securities at a price of $0.05 per Unit for aggregate gross proceeds of up to $1,500,000. Each Unit will be comprised of one common share and one full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement. On March 30, 2023, the Company completed the first tranche of the private placement by issuing 7,200,000 units for gross proceeds of $360,000.

On March 3, 2022, 2,100,000 stock options issued to directors, officers, employees, and consultants were surrendered and cancelled. Further, On March 16, 2023, another 150,000 share options issued to director was surrendered and cancelled.

During the year ended November 30, 2022:

On December 31, 2021, the Company issued 78,125 common shares were issued as compensation for consulting fees to a director valued at a total of $17,189.

125,000 stock options with exercise price of $0.50 were cancelled.

75,000 stock options with exercise price of $0.50 expired unexercised.

561,081 warrants with exercise price of $0.20 expired unexercised.

During the year ended November 30, 2021:

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share..

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

Stock Options

Stock-based compensation recognized in profit or loss for the year ended November 30, 2022 amounted to $Nil (November 30, 2021 - $1,144,342).

During the year ended November 30, 2022, 125,000 stock options with exercise price of $0.50 were cancelled.

During the year ended November 30, 2022, 75,000 stock options with exercise price of $0.50 expired unexercised.

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

Stock option transactions and the number of stock options outstanding as at November 30, 2022, November 30, 2021 and November 30, 2020 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2020	2,950,000	$0.58
Granted	1,700,000	0.75
Exercised	(425,000)	0.50
Balance, November 30, 2021	4,225,000	0.64
Expired	(75,000)	0.50
Cancelled	(125,000)	0.50
Balance, November 30, 2022	4,025,000	$0.66

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	0.57	0.31
March 20, 2024	0.60	150,000	150,000	0.06	0.02
November 28, 2024	0.50	125,000	125,000	0.07	0.02
January 21, 2026	0.75	1,550,000	1,550,000	1.21	0.29
June 10, 2026	0.50	150,000	150,000	0.13	0.02
		4,025,000	4,025,000	2.03	0.66

Share Purchase Warrants

During the year ended November 30, 2022, 561,081 warrants with exercise price of $0.20 expired unexercised.

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

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2022, November 30, 2021 and November 30, 2020 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2020	6,306,414	$0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,573)	0.01
Balance, November 30, 2021	9,991,241	$0.41
Warrants expired	(561,081)	0.20
Balance, November 30, 2022	9,430,160	$0.42

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
January 29, 2026	0.25	3,188,160	1.07	0.08
August 9, 2026	0.50	6,242,000	2.10	0.33
		9,430,161	3.17	0.41

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

On November 22, 2021, Zara Kanji resigned as the Chief Financial Officer and was replaced in the interim by Vivian Katsuris, PRT's Corporate Secretary.

On January 13, 2022, the company appointed Susan Gardner as the company's CFO.

On January 13, 2022, Tim Crowhurst resigned as a Director of the Company.

On March 22, 2022, Vivian Katsuris resigned as the Corporate Secretary of the Company.

On June 9, 2022, the Company appointed Philip Lancaster to its Board of Directors. On February 3, 2023, the Company appointed Philip Lancaster as President and Corporate Secretary, replacing Dana Wheeler as President.

On February 3, 2023, the Company appointed Carl Cagliarini as interim CEO, replacing Dana Wheeler. Dana Wheeler remains on its Board of Directors.

As at the date of this MD&A, the Current Directors and Officers of the Company are as follows:

Carl Cagliarini, Interim CEO

Philip Lancaster, President and Director

Susan Gardner, CFO

Dana Wheeler, Director

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

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

ITEM 19. EXHIBITS
Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.4	Certificate of Change of Name dated October 30, 2018 (incorporated by reference to the Registrant's Form 20-F filed on March 31, 2021)
(4)	Material Contracts
4.1	Option Agreement dated February 17, 2014 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
4.2**	Long-Term Employee Incentive Plan dated October 17, 2022
4.3	Amending Letter dated August 15, 2015 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on November 19, 2015)
4.4	Share Purchase Agreement dated June 21, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA (incorporated by reference to Form 20-F filed on April 13, 2020)
4.5	Assignment Agreement dated March 5, 2019 with Manchester Metropolitan University (incorporated by reference to Form 20-F filed on April 13, 2020)
4.6	Memorandum of understanding with Abicom International Ltd. dated February 12, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.7	Letter agreement with Aerowave Corporation dated October 17, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.8	Consulting Agreement dated April 1, 2020 with Douglas Smith (incorporated by reference to Form 20-F filed on March 31, 2021)
4.9	Acquisition agreement with Tetra Drones Limited dated June 6, 2021 (incorporated by reference to Form 20-F filed om June 3, 2022)
8.1	List of Significant Subsidiaries of the Company (incorporated by reference to Form 20-F filed om June 3, 2022)
11.1	Audit Committee Charter (incorporated by reference to Form 20-F filed on March 31, 2021)
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Carl Cagliarini
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Susan J Gardner
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Carl Cagliarini
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Susan J Gardner
15.1**	Letter from Manning Elliott LLP per Item 16F
15.2**	Letter from Reliant CPA PC per Item 16F
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLYMOUTH ROCK TECHNOLOGIES INC.

(Registrant)

/s/Carl Cagliarini
Carl Cagliarini
Interim Chief Executive Officer
(Principal Executive Officer)

/s/ Susan J Gardner
Susan J Gardner
Chief Financial Officer
(Principal Financial Officer)

Date: Date May 10, 2023