Form 20-F
period 2023-11-30
Aether Global Innovations Corp.
filed 2024-11-05
CIK 1639142

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0288
COMMISSION	Expires: October 31, 2023
Washington, D.C. 20549	Estimated average
burden
hours per....2629.68

FORM 20-F

[ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended November 30, 2023

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from ______________________to ______________________

Commission file number _______________________________

AETHER GLOBAL INNOVATIONS CORP.
(Exact name of Registrant as specified in its charter)

_______________________________________
(Translation of Registrant's name into English)

    British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
(Address of principal executive offices)

Contact Person: Philip Lancaster, Tel: (250) 863-3038, Email: info@aethergic.com
Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
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

On November 30, 2023, there were a total of 105,504,461 common shares issued and outstanding.

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
  the expected growth of the industry that we operate in;
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

FREQUENTLY USED TERMS

As used in this Annual Report, unless the context otherwise requires or indicates otherwise, references to "we", "us", "our", "our Company" and "the Company" refer to Aether Global Innovations Corp., a British Columbia corporation.

In this Annual Report:

"AI" means artificial intelligence.

"BCBCA" means British Columbia Business Corporations Act.

"CSE" means the Canadian Securities Exchange.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

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

Risks Associated with Our Business

  The Company has limited operating history.
  The Company has to raise substantial amount of capital to maintain liquidity.
  The Company is subject to a number of regulatory requirements.
  Due to the Company's limited capital base, the shareholders are subject to potential dilution in case of financing through equity.
  As a drone management and automation company, we are subject to a lot of competition in the market.
  Due to the development of new software, we are subject to the risk of losing intellectual property rights over our asset.
  Failure to comply with applicable regulatory requirements may have a material adverse impact on the business, financial condition and operating results of the Company.
  Any deterioration of our relationship with our strategic business partners could have a material adverse effect on our operating results
  Conflicts of interest may arise as a result of our directors and officers being directors and officers of other technology companies.

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
  Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if our Company issues additional shares or raises funds through the sale of equity securities.
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

Risks Associated with Our Business

Limited Operating History

The Company has only started generating revenues in the prior year. The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations. However, it is optimistic due to new direction and strategy specifically around investment into new technologies and global growth opportunities through strategic partnerships.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required. However, the Company has reduced costs significantly in order to preserve capital and reach its new goals and milestones. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion and pursue only those development plans that can be funded through cash flows generated from its existing operations.

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

Competition

The global market for Aerospace & Defense is highly fragmented and intensely competitive. We compete principally in the market for UAV / UAS. Some of our competitors potential competitors have greater research, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

The Company is focused on both drone automation and research that reflects requirements for drones for various applications. Our main competition had been Chinese made drones, however many of these solutions are now being restricted from use in the US and Canada. We have identified partners that produce drones which do not utilise any Chinese made component and or Chinese drone, which will give us an advantage in the market. Our docking station is drone agnostic, which in turn allows us to integrate non Chinese made solutions.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, toxic substances, and other matters.  Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses.

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act ("BCBCA") provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his interest in such contract or agreement. A director who has a material interest in a contract or proposed contract or agreement that is material to the issuer must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. We cannot assure you that such conflicts will resolve in our favor.

We have granted, and may continue to grant, stock options under our stock option plan, which may result in increased share-based compensation expenses.

We adopted a stock option plan in 2016 (the "2016 Plan"), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with IFRS. Under the 2016 Plan, we were authorized to grant stock options to purchase up to 10% of our Company's issued and outstanding common shares. As of November 30, 2023, there were 3,575,000 stock options outstanding. As of November 30, 2023, our unrecognized share-based compensation expenses relating to unvested awards, amounted to $Nil.

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

Prior to the public listing of our common shares, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the year ended November 30, 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the BCBCA on October 17, 2011. The head office, principal address and registered and records office of the Company are located at Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5.

On July 31, 2023, the Company changed its name to Aether Global Innovations Corp. from Plymouth Rock Technologies Inc.

The Company's common shares are listed on the CSE under the symbol "AETH", on the Frankfurt Stock Exchange under the symbol "4XA" or WKN# "A3ESD0" and on the OTCQB under the symbol: "AETHF".

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website address is www.aethergic.com.

Through strategic partnerships and direct investment into drone companies, we have created an ecosystem and incubator for unmanned aerial vehicles and automation to work together in a holistic manner. Our incubator creates a consortium of industry partners working on the future of drone deployment and AI.

Drones have seen a remarkable rise in adoption, with applications ranging from domestic to defense scenarios. As we look towards the future, we firmly believe that automation and AI will continue to play a pivotal role in enhancing the capabilities and services provided by drones. Our partnerships vary from defense and commercial applications with a strong focus around R&D, which in turn attracts government and defense support through grant applications and offset transactions.

At Aether, we concentrate on three core service areas for UAV/Drone management and surveillance solutions:

(1) UAV/Drone Design & Development: We are dedicated to creating innovative and state-of-the-art unmanned aerial vehicles. As a drone incubator, we focus on attracting key partnerships and equity positions that support our research and development programs and attracting both government and research grants.

(2) Automation & Integrations: Embracing the power of automation, we streamline drone operations and integrate them seamlessly with existing systems. This synergy ensures maximum efficiency and effectiveness in every mission.

(3) Drone Base Station Technologies: We are at the forefront of advancing drone base station technologies, optimizing connectivity and communication to enhance the performance of UAV fleet.

Historical Development of our Business

Discontinued operations- loss of control

During first two quarters of fiscal year ending November 30, 2023, the Company did a full review on UK Operations (PRT UK and Tetra Drones) to mitigate further losses on these subsidiaries. After months of discussion, the Board decided that to protect the interest of shareholders, the Company would be better off putting the UK subsidiaries under liquidation. Therefor on June 16, 2023, the Company announced its decision to close down previously controlled subsidiaries, PRT UK and Tetra Drones as a result of the move towards a drone management and monitoring solutions business. On July 6, 2023, a special resolution was passed at a meeting of the members of PRT UK that PRT UK be wound up voluntarily, and liquidators were appointed in the UK for the purposes of such winding up. On September 4, 2023, pursuant to a special resolution by its members, Tetra Drones was also put into liquidation.

Similarly, due to lack of oversight and difficulty in obtaining complete and accurate books and records, resignation of key management personnel in the US Subsidiary, on July 20, 2023, the Company announced that it had also ceased operations with its U.S. Subsidiary, Plymouth Rock Technologies Inc. ("PRT USA").

During the third quarter of fiscal year ending November 30, 2023, the Company determined that based on its decision to put PRT UK and Tetra Drones into liquidation and to cease operations with PRT USA, the Company no longer has control over the operations of the said subsidiaries and there is no intent from management to continue operating these businesses. The Company assessed the date of loss of control and determined it be December 1, 2022 as no reliable financial records and supporting documents were accessible from the three subsidiaries for financial reporting purposes subsequent to November 30, 2022.

As a result of loss of control, the Company considered its PRT UK, PRT USA and Tetra Drones operations to have met the definition of discontinued operations and as such, assets, liabilities and results of operations that can be distinguished operationally and for financial reporting purposes from the rest of the Company have been terminated and reported separately in the financial statements.

A discontinued operation is a component of the Company that either has been abandoned, disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

During the year ended November 30, 2023, the gain (loss) from discontinued operations - loss of control presented in the statement of loss and comprehensive loss is broken down as follows:

	Year ended November 30
	2023	2022	2021
Net Gain (Loss) from discontinued operations - loss of control	$995,142	$(1,949,330)	$(2,191,326)

The results of operations of  PRT USA, PRT UK and Tetra Drones for the years ended November 30, 2023, 2022 and 2021 were presented separately as loss from discontinued operations of subsidiaries - loss of control in the consolidated statements of loss and comprehensive loss. The amounts are broken down as follows:

	For the years ended November 30
	2023	2022	2021
Sales	$-	$607,359	$184,396
Cost of sales	-	(191,175)	(103,109)
Gross Profit	-	416,184	81,287
OPERATING EXPENSES
General and administrative	-	1,519,539	1,074,492
Business development	-	62,763	200,465
Research and development	-	233,264	985,006
Total expenses	-	1,815,566	2,259,963
OTHER INCOME (EXPENSES)
Impairment loss on Demo Equipment	-	(236,677)	-
Impairment of intangible asset	-	(330,650)	-
Other Income	-	5,042	-
Gain on debt forgiveness	-	11,532	-
Foreign exchange gain (loss)	-	805	(12,650)
Total other income (expense)	-	(549,948)	(12,650)
Loss from discontinued operations	$-	$(1,949,330)	$(2,191,326)

After the loss of control, the Company also deconsolidated the net liabilities of the previously controlled subsidiaries for financial reporting purposes. The Company did not receive anything from the disposal of its investments. This then resulted in a gain from loss of control of subsidiaries for the year ended November 30, 2023.

Gain from loss of control of subsidiaries

The resulting gain from the loss of control of subsidiaries for the year ended November 30, 2023, is broken down as follows:

	PRT USA	PRT UK	Tetra Drones	Total
Net liabilities before loss of control of subsidiaries	$4,870,623	$1,481,194	$227,907	$6,579,724
Foreign currency translation adjustments	(123,484)	25,310	3,023	(95,151)
Less: Receivables from subsidiaries	(4,248,018)	(1,120,913)	(120,500)	(5,489,431)
Gain from loss of control of subsidiaries	$499,121	$385,591	$110,430	$995,142

B. Business Overview

Our Company

We are a company that collaborates with industry partners and academia as part of a consortium. Our primary goal is to revolutionize the drone technology market by providing cutting-edge automation and development solutions. Our focus over the past few years has been solely around research and identifying projects that are at a technology readiness level that is close to commercialization. We are then able to help fund some of that research and commercialize the product.  To date, we have helped to fund Idrone Images, which will be an equity partner and generate future sales for Aether.

Drones have seen a remarkable rise in adoption, with applications ranging from domestic to defense scenarios. As we look towards the future, we firmly believe that automation and AI will continue to play a pivotal role in enhancing the capabilities and services provided by drones. It is, however, critical that we stay ahead of requirements. The latest development is the slow, but gradual move away from any Chinese products. Fortunately, due to our industry expertise and network, we are able to adapt our Company so that we fall in line with new requirements.

Our focus lies in serving large property and critical infrastructure owners, operators, and their management teams. By delivering bespoke services, we empower them to make well-informed decisions that can significantly impact their operations. Again, this has been in the form of research and development to integrate new drone technology with our equity partners docking station. Automation can provide an immediate return on investment with regard to reduction in full time employees and immediate data gathering, which in turn can prevent future delays in operation.

Funds raised so far have been focused on positioning ourselves as equity partners and R&D, which in turn will provide us with a commercialized product within the next 6-12 months.

Our Strategy

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. By way of example, one project we are currently evaluating is a long range fixed wing solution which allows for vertical take-off and land and border security applications. In conjunction with this, we have engaged with another Government entity to discuss protection of their three main borders and how the long range solution would be applicable. To proceed with this strategy, additional financings may be required during the current fiscal year.

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

iDroneImages Ltd. (“IDI”)

On April 11, 2023, the Company signed a Memorandum of Understanding (“MOU”) for a Strategic Partnership with IDI.  The Company views this as a strategic partnership addressing 3 core strategic focus areas for the Company - management and monitoring, automation, and drone infrastructure (i.e. docking stations). Our reasoning behind signing an MOU and strategic partnership is to enhance our research and development capability both for drone integration with the docking station (drone agnostic) and additional AI capability.  Aether is still engaged with IDI, especially now that there have been significant restrictions on Chinese made drones. The IDI docking station is drone agnostic, so we are in the process of introducing a company that does not utilize any Chinese components for integration.

Management and Monitoring: Drones have become an increasingly popular tool for use with critical infrastructure, such as oil and gas facilities and pipeline, large mining and construction sites, and government facilities.

Automation: It will be a critical focus area, as pre-determined flight paths with seamless operations will be important for infrastructure monitoring and management.

Drone's infrastructure (the Docking Stations): The Strategic Partnership with IDI, provides a leading-edge drone in the box solution, which helps address these specific and important focus areas.

On May 7-12, 2023, the Company together with IDI and Watchdog Equipment showcased the integration of a self-operating drone-in-the-box technology from IDI with the mobile renewable power platform from Watchdog Equipment in the Governor’s Hurricane Conference in Palm Beach, Florida, USA. The Company’s goal is to offer a three-pronged solution – Drone Management and Monitoring, Automation and Integration and a Drone Base Station Infrastructure and Technology.

On May 30, 2023, the Company signed an MOU for a Strategic Partnership with Protegimus Protection Ltd (“Protegimus”). The MOU is non-binding until finalized and will focus initially on Collaborative Business Development efforts specifically focused on critical infrastructure and security applications for remote monitoring (DiaB), this includes, (i) establishing key strategic objectives and client programs for new regions, specifically Asia Pacific and the Middle East and (ii) identifying additional services and capabilities for fixed and mobile aerial support operation center (ASOC) services, which are all of mutual interests to the Company and Protegimus.

On August 15, 2023, the Company signed an MOU for a strategic partnership with Grupo Senseta Inc. a deep tech, AI and big data-driven cybersecurity and intelligent drone services company. The Strategic Partnership MOU is non-binding until finalized and will focus initially on collaborative product development focused on critical infrastructure and security applications for monitoring, surveillance and data collection of government facilities, critical infrastructure and pipelines, electrical grids and waterways.

On August 16, 2023 the Company and IDI signed an MOU for a strategic partnership with Limitless Integration LLC, an integration solutions and deployment service provider for safety and security communications and surveillance technologies. The Strategic Partnership MOU is non-binding until finalized and will focus initially on collaborative product integrations and deployment with a focused around large-scale facilities and critical infrastructure operations.

In addition to IDI, we are creating a drone AI incubator through strategic investments and or partnerships. One example of that is with Idrone Images, who we invested in as they provide a fully automated drone base station. The base station, which is drone agnostic, provides the ability to provide automated mission planning applicable for commercial and or border patrol solutions. We chose this company due to its ability to integrate with some of our other partners' drones.

On August 30, 2023, the Company signed a Strategic Joint Venture Partnership MOU with Ruf Diamond LLC., a distributor and retrofitter of all-terrain vehicles and equipment built to withstand the harshest of conditions. The joint venture will look to identify business opportunities to exploit the development, integration and deployment of an automated drone solution from Ruf Diamond's retrofitted all-terrain FatTruck vehicle platforms.

On September 18, 2023, the Company announced that it had signed a strategic partnership MOU with STA QSTP LLC ("STA"), a bespoke technology solutions provider. STA has expertise in aerial solutions that feature rugged UAVs with intelligent control systems and enhanced safety and security features. The technology firm offers smart UAV solutions and applications with mission critical sensors and payloads that offer bespoke intelligent aerial solutions for each client's particular needs.

1 See: https://www.marketsandmarkets.com/Market-Reports/unmanned-aerial-vehicles-uav-market-662.html

On August 22, 2024 the Company signed an LOI to acquire 1401068 BC Ltd. in an all-share deal. 1401068 BC Ltd. is in the business of investing in early-stage technology ventures in both Canada and the United States, and is currently completing an earn-in arrangement with an early stage drone development company. The LOI is non-binding until finalized and focuses on joining the two companies together.

During the financial year ended November 30, 2023, the Company shifted its focus from developing XV Unmanned Aerial Systems to becoming a drone management and solutions business.  While continuing to be involved in UAV/drone design and development, the Company also became involved in two core service areas for UAV/drone management and surveillance solutions, namely 1) automation and integrations, which involved streamlining of drone operations through automation and integrate them seamlessly with existing systems and 2) drone base station technologies.

During the financial year ended November 30, 2022, the Company's focus was on XV Unmanned Aerial Systems as its main technology.  The Wi-Ti, SS-1 Shoescanner and CODA threat detection radar technology development were put on hold.

During the financial year ended November 30, 2021, the Company's technologies focused on security and threat detection, with its main technologies including (1) Wi-Ti - Wireless Threat Indication; (2) Shoe Scanner - SS1 Footwear Imaging Radar; (3) MiRIAD - Millimeter Remote Imaging from Airborne Drone; (4) X1 and XV Unmanned Aerial Systems; and (5) CODA - Cognitive Object Detection Apparatus.

Principal Markets

The Company's business focuses mainly on the North American and UK markets. Due to the recent conflict in Ukraine, we have now aligned with European drone companies that do not use Chinese components. This is in keeping with the requirements for providing UAV capability to the US and Canadian Defense Departments. This will also be a requirement for any law enforcement and or additional government entity.

Our focus with regard to providing long range border security applications will allow us to explore additional opportunities overseas of which we intend to invest in a long-range drone application that we expect will in turn attract offset transactions with major defense primes that have offset obligations in Canada.

Because of this, we have also started to engage with foreign government agencies. Furthermore, we have partnered with SSCI that provides additional AI and software and payload capability that is applicable for commercial applications such as fisheries and monitoring forest fires.

Seasonality

The Company's business is not affected by seasonality.

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

C. Organizational Structure

As of the date of this Annual Report, the Company does not have any significant subsidiaries and is operating as a single entity. Operations have been centralised in order to concentrate efforts in the US and Canada.  See Exhibit 8.1 to this Form 20-F for a list of the Company's subsidiaries, none  of which are significant as defined in rule 1-02(w) of Regulation S-X.  See "Discontinued operations - loss of control" under  Item 4.A. "History and Development of the Company" above for more information regarding the status of the Company's non-significant subsidiaries.

D. Property, Plant and Equipment

The Company has equipment such as various computers, furniture, vehicles, leasehold improvements, and demo equipment used by the previously controlled subsidiaries, in the ordinary course of business.

In connection with loss of control of its subsidiaries, the Company derecognized property, plant, and equipment with a net book value of $22,817.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2023, should be read in conjunction with our financial statements and related notes included in this Annual Report in accordance with "Item 8 - Financial Information"). Our financial statements for the fiscal year ended November 30, 2023, were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A. Operating Results

Years Ended November 30, 2023 and 2022

During the year ended November 30, 2023, the Company had a comprehensive loss of $634,059 compared to a comprehensive loss of $2,739,060 for the year ended November 30, 2022. The decrease in comprehensive losses were primarily driven by the following:

  Accounting and audit fees of $92,723 (November 30, 2022 - $192,403). The amount decreased in the current period due to a lower cost charged by new auditors for the 2022 year-end financial audit. Year end 2021 audit fee final billing spilled over through the first two quarters of the year 2022. The higher audit fees resulted from the difficulty in getting complete records from the UK subsidiaries - PRT UK and Tetra Drones which also caused the Company to go under an MCTO.
  Business development expenses of $386,991 (November 30, 2022 - $114,665) increased due to the new direction taken by the Company. The Company has engaged a team of experienced consultants who aids in building strategies and helps introduce the Company to new key partners that will help the Company grow.
  Consulting fees of $136,475 (November 30, 2022 - $138,523) slightly decreased from last year due to the cancellation of the consulting fees contract with a director during the current year. The consulting fees were previously paid in shares.
  Investor relations of $261,908 (November 30, 2022 - $Nil) were paid to a consultant for advisory services.  The services generally relate to capital markets advice and assistance in dealing with strategic investors for the Company.
  General office expenses of $20,209 (November 30, 2022 - $31,160) decreased as no new development on the website was done for the company during this period.
  Insurance of $11,180 (November 30, 2022 - $16,065) decreased due to decrease in rate of insurance provider by the supplier.
  Rent of $6,000 (November 30, 2022 - $6,963) decreased due to the lower fixed rent fees in the current year.
  Legal fees of $224,140 (November 30, 2022 - $51,603) increased due to compliance related to the change of board and retention of legal counsel for advisory services regarding the discontinued subsidiaries.
  Management fees of $92,127 (November 30, 2022 - $Nil) increased from last year's as management fee was accounted under "loss from discontinued operations".
  Transfer agent and filing fees of $63,912 (November 30, 2022 - $59,385) increased due to an increase in the fees charged by the service providers.
  Travel expenses of $8,212 (November 30, 2022 - $Nil) was spent for business trips to attend conferences for the current year.
  Stock-based compensation of $99,588 (November 30, 2022 - $Nil) refers to a portion of the value of the stock options granted by the Company which are expensed during the period.

  Impairment loss of $209,702 (November 30, 2022 - $Nil) was recognized due to uncertainty surrounding collectability of the long-term receivable.

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

As at November 30, 2023, the Company had $228,253 in current assets (November 30, 2022 - $62,202) and $497,776 in current liabilities (November 30, 2022 - $2,087,875) for a working capital deficit of $269,523 compared to a working capital deficit of $2,025,673 as at November 30, 2022. The reduction of the working capital deficit is mostly driven by discontinuance of subsidiaries.

As at November 30, 2023, the Company had a share capital balance of $13,916,448 (November 30, 2022 - $11,851,771) and an accumulated deficit of $17,144,688 (November 30, 2022 - $16,535,760).  The increase in share capital is due to private placement closing in March 2023, private placement closing in July 2023 and shares issued for investor relations services during the period.

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

Detailed discussions related to the Company's cash flows during the year ended November 30, 2023

Cash balances increased by a total of $25,428 during the year ended November 30, 2023 (November 30, 2022 - decreased by $343,725).  During the current year, the cash increase is mainly due to proceeds from private placement financing offset by the increased costs of operations.

During the year ended November 30, 2023, cash used in operating activities was $2,726,009 compared to cash used in operating activities of $414,024 during the year ended November 30, 2022. Most of the cash outflows were for payments of operating costs as well as the outflows from the operations of previously controlled subsidiaries.

Cash inflow in investing activities during the year ended November 30, 2023, was $785,439 (November 30, 2022 - provided by investing activities $Nil). Positive cash inflow from investing activity is mainly due to the discontinued operations. In the current year, the Company has loaned $209,703 (£120,000 plus accrued interest) to IDI to fund the latter's new and existing business opportunities.

Cash inflow in financing activities during the year ended November 30, 2023, was $1,965,998 compared to cash inflow by financing activities of $70,299 during the year ended November 30, 2022. During the current year, the Company has received subscription money of $2,278,420 (2022 - $Nil) in private placements closed during the current period and paid $233,403 share issuance cost. The Company has also repaid loans payable amounting to $79,019.

The effect of foreign exchange rates on cash during the year ended November 30, 2023 amounted to a gain of $nil (November 30, 2022 gain - $18,194).

C. Research and Development, Patents and Licenses

The Company has no patents, research and development and licenses for the year ended November 30, 2023.

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

The following table summarizes selected financial data for our Company for the fiscal years ended November 30, 2023, 2022, 2021, 2020 and 2019, respectively, prepared in accordance with IFRS as issued by the IASB. The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this Annual Report and should be read in conjunction with such financial statements.

Selected Financial Data

(CAD$)

Consolidated Statements of (Loss) Income Data	Year Ended November 30
	2023 (audited) ($)	2022 (audited) ($)	2021 (audited) ($)	2020 (audited) ($)	2019 (audited) ($)
Revenues	-	-	-	70,931	28,257
Operating Expenses	(1,457,565)	(941,104)	(2,440,508)	(3,064,180)	(3,044,810)
Comprehensive Loss	(634,059)	(2,739,060)	(4,944,231)	(2,904,690)	(4,320,563)
Loss Per Share Basic and	(0.02)	(0.05)	(0.09)	(0.08)	(0.14)
Common Shares Outstanding	105,504,461	59,317,461	59,239,336	42,762,264	32,796,600

Consolidated Statements of Financial Position Data	As at November 30
	2023 (audited) ($)	2022 (audited) ($)	2021 (audited) ($)	2020 (audited) ($)	2019 (audited) ($)
Current Assets	228,253	62,202	632,538	79,919	727,526
Current Liabilities	497,776	2,087,875	706,666	322,738	227,058
Working Capital (Deficit)	(269,523)	(2,025,673)	(74,128)	(242,819)	500,468
Total Liabilities and Shareholders' Equity	228,254	148,201	1,549,139	261,385	739,990
Deficit	(17,144,688)	(16,535,760)	(13,867,962)	(8,893,128)	(5,968,892)

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

The following table sets forth our current directors and senior management as well as our directors and senior management as at financial year-end November 30, 2023:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Philip Lancaster	Director (since June 6, 2022) CEO and President (since May 10, 2023) and Secretary (from February 3, 2023 to May 20, 2023)	Director West Riding Consultancy 2020. 2016-2020 SVP Patriot One Technologies.
Douglas Smith	Chairman (since May 12, 2020) and Director (since April 29, 2020)	Managing Director at Kent Strategies LLC and Executive Vice President for MWW Group LLC. In the past he occupied the position of Managing Partner at T-Street Capital LLC and Assistant Secretary at United States Homeland Security Council. Douglas A. Smith received an undergraduate degree from Beloit College and an undergraduate degree from SIT Graduate Institute.
Al Treddenick	Director (since May 30, 2023)	Alan has been involved as an Advisor on Government Relations for a number of public safety start-up companies and currently serves on the Advisory Board for TIGIR Solutions, a disruptive Canadian AI technology start-up in the Threat and Risk Analysis space, J3 Global Solutions, a global risk and crisis management company, Kirsch Group, a global security and investigation company, as well as with M-Sec Enterprises, a Canadian tactical solutions provider in the public safety, security, and defense sectors.
Nancy Boufeas	Corporate Secretary (since October 17, 2023), Interim Chief Financial Officer (since September 6, 2024)	Corporate Secretary of Company from October 17, 2023 to present. Interim Chief Financial Officer of the Company since September 6, 2024.
Zara Kanji	Director (from April 10, 2023 to August 21, 2024) and Chief Financial Officer (from January 15, 2018 to November 9, 2021)	Chief Financial Officer from January 15, 2018 to November 9, 2021. Director and AC chair from April 10, 2023 to August 21, 2024. Zara is a founder of Zara Kanji & Associates, CPA. (est. 2004). Zara has over 25 years of experience and has served as executive management and board member for numerous listed companies.

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Karen Mae Parren	Chief Financial Officer (from May 15, 2023 to July 31, 2024) Secretary (from May 20, 2023 to October 17, 2023)	Chief Financial Officer of the Company from May 15, 2023 to July 31, 2024.
Khalid M. Al-Ali	Director (from July 8, 2020 to January 31, 2024)	Founder of Grupo Senseta, Inc. and Silicon Valley Space Business Roundtable, Khalid Al-Ali is Executive Chairman for Grupo Senseta, Inc. and Chairman for Silicon Valley Space Business Roundtable.

Philip Lancaster - Director, President and CEO (Age: 54)

Philip Lancaster has been a director of the Company since June 6, 2022, and has also been President since February 3, 2023 and CEO since May 10, 2023.

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

Douglas Smith - Chairman, Director (Age: 55)

Douglas Smith has been a director of the Company since April 29, 2020, and Chairman of the Board of Directors since May 12, 2020. The Honorable Douglas Smith has spent the last 30 years serving at the highest levels of government in national security and the private sector, and is a serial entrepreneur.  Douglas currently leads Global Affairs for Orchard Global, where he leads the firm's engagements with national security work, private equity, and international governments. Douglas is a recognized global expert in national security and its impact on business, and role in preventing and managing crises, frequently invited to speak in international conferences and regularly appearing in global media.

Before joining Orchard, Douglas was appointed by President Barack Obama to serve as the Assistant Secretary for the Private Sector at the U.S. Department of Homeland Security (DHS). In this role, Douglas advised the Secretary on the impact of the Department's policies, regulations, and processes globally on millions of private sector companies, universities, and not-for-profits institutions. Douglas was responsible for coordinating seamless private sector engagement across all 22 of DHS's divisions including the Secret Service, Coast Guard, Customs and Boarder Protection and Immigration and Customs Enforcement.

Alan Treddenick - Director (Age: 65)

Alan has been a director of the Company since May 30, 2023.  Alan is the CEO of ATNOH Group, a Global Public Safety and Risk Consultancy. Prior to founding the company, Alan spent 32 years with the Canadian Security Intelligence Service (CSIS) and the Royal Canadian Mounted Police (RCMP), involved in extensive counter-terrorism operations within Canada and abroad. Alan then joined BlackBerry's Government Relations division and established a team to lead BlackBerry's strategic relationships with law enforcement, intelligence, and security agencies around the globe on national security, sensitive investigations, and other regulatory issues focused on lawful access and market access concerns. Recently Alan has been involved in First Responder and Intelligence / Security Professional wellness and mental health issues.

Alan is a graduate of Queen's University, the RCMP Training Academy, and the Canadian Police College. He continues as a member of the Canadian Association of Chiefs of Police (CACP) serving on a number of committees. He maintains membership in the International Association of Chiefs of Police (IACP), ASIS, Royal Canadian Military Institute, Chatham House (UK), as well as formerly being on the Advisory Board at the Sheffield Hallam University's Centre of Excellence in Terrorism, Resilience, Intelligence and Organized Crime Research (CENTRIC).  Alan has been involved as a Senior Strategic Advisor on Government Relations and Regulatory Affairs for a number of public safety start-up companies and currently serves on the Advisory Board for TIGIR Solutions, a disruptive Canadian AI technology start-up in the Threat and Risk Analysis space, J3 Global Solutions, a global risk and crisis management company, Kirsch Group, a global security and investigation company, as well as with M-Sec Enterprises, a Canadian tactical solutions provider in the public safety, security, and defence sectors.

Nancy Boufeas - Corporate Secretary and Interim Chief Financial Officer (Age 53)

Nancy Boufeas has been Corporate Secretary of the Company since October 17, 2023 and interim Chief Financial Officer since September 6, 2024. Nancy is a Corporate Paralegal with more than 25 years legal experience in Civil Litigation and Corporate/Business law. Having obtained her paralegal designation in 2002, she manages over 200 private companies and provides administration services for several public companies trading on the CSE and TSX-V.

Zara Kanji - Former Director (Age: 53)

Zara Kanji was a director of the Company from April 10, 2023 to August 21, 2024 and prior to that Chief Financial Officer from January 15, 2018 to November 9, 2021.  Zara is a founder of Zara Kanji & Associates. (established 2004).  Zara is experienced in financial reporting compliance for junior listed companies, taxation, general accounting, financial reporting and value-added advisory services for individuals, private and public companies.

In addition to providing business advisory and compliance services to private and public entities, Zara has served as director and officer for several listed issuers and has been a part of teams that have facilitated financings and acquisition transactions.

Zara is passionate about financial literacy and regularly provides presentations for entrepreneurs, start-ups, women's groups and new Canadians. She is also a Member of the Chartered Professional Accountants of BC and Canada (previously the Certified General Accountants Association) since August 2003. Ms. Kanji holds a Bachelor of Technology in Accounting (Honors) and a Diploma in Corporate Finance (Honors) from the British Columbia Institute of Technology.

Karen Mae Parrin - Former Chief Financial Officer (Age 34)

Karen Mae Parrin was the Chief Financial Officer of the Company from May 15, 2023 to July 31, 2024 and was Corporate Secretary from May 20, 2023 to October 17, 2023. Karen specializes in Corporate Finance; primarily focused on public companies with a concentration on consolidation, cross-border transactions, and compliance. Karen's industry experience includes mining, manufacturing, renewable energy power generation, real estate, construction, software, and technology. She is a Certified Public Accountant in the Philippines and holds a Chartered Professional Accountant (CPA) designation in BC, Canada. Karen holds a Master of Science in Finance (2017) and Bachelor of Science in Business Administration and Accountancy (2011) from the University of the Philippines.

Khalid M. Al-Ali - Former Director (Age: 52)

Dr. Khalid M. Al-Ali was a director of the Company from July 8, 2020 to January 31, 2024. Dr. Al-Ali brought deep experience and expertise to his roles in various organizations, having spent much of his career in Silicon Valley. He is the Co-Founder and Executive Chairman of Senseta, a world leader in mission-critical big data fusion, artificial intelligence and drone-powered deep technologies. He is the Co-Founder and Chairman of the Silicon Valley Space Business Roundtable. He was the Executive Director of the University of California Office for NASA Partnerships and the University Affiliated Research Center. Dr. Al-Ali was the advisor to the Board of Directors of Qatar Foundation and CEO of the Qatar Science and Technology Park Project. He was a founding member of both Qatar's Information Technology and Communication Committee and the Steering Committee of the Information Technology and Communication Project. Dr. Al-Ali is the principal inventor of U.S. and worldwide-patented technologies, along with a multitude of disclosed inventions not yet patented. He holds a Ph.D. in Mechanical and Electrical Engineering from the University of California at Berkeley and dual B.S. degrees in Mechanical and Aerospace Engineering from the University of Colorado at Boulder.

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B. Compensation

During the years ended November 30, 2023 and November 30, 2022, compensation was paid (which includes contingent or deferred compensation accrued for the year, even if the compensation is payable at a later date) to our directors and officers as follows:

COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Philip Lancaster President and CEO, former Secretary, and Director (1)	2023 2022	82,500 75,000	Nil Nil	Nil Nil	24,834 Nil	Nil Nil	Nil Nil	(62,500)(1) Nil	44,834 75,000
Douglas Smith Chairman and Director	2023 2022	Nil Nil	Nil Nil	Nil 17,189(12)	6,209 Nil	Nil Nil	Nil Nil	Nil Nil	6,209 17,189
Alan Treddenick Director (2)	2023 2022	Nil N/A	Nil N/A	Nil N/A	3,103 N/A	Nil N/A	Nil N/A	Nil N/A	3,103 N/A
Nancy Boufeas Corporate Secretary (3)	2023 2022	10,429 N/A	Nil N/A	Nil N/A	1,552 N/A	Nil N/A	Nil N/A	Nil Nil	11,981 N/A
Zara Kanji Former Director and former Chief Financial Officer(4)	2023 2022	Nil Nil	Nil Nil	Nil Nil	$9,312 Nil	Nil Nil	Nil Nil	63,844 Nil	73,156 Nil
Karen Mae Parrin Former Chief Financial Officer(5)	2023 2022	31,000 Nil	Nil Nil	Nil Nil	6,208 Nil	Nil Nil	Nil Nil	Nil Nil	37,209 Nil
Khalid M. Al-Ali Former Director (6)	2023 2022	Nil Nil	Nil Nil	Nil Nil	6,208 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Dana Wheeler Former Director, President and CEO(7)	2023 2022	54,100 330,337	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	54,100 330,337
Susan J Gardner Former Chief Financial Officer(8)	2023 2022	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Carl Cagliarini Former Interim CEO and Director(9)	2023 2022	27,127 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	27,127 Nil
Thomas Nash Former Director(10)	2023 2022	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Vivian Katsuris Former Secretary and Director(11)	2023 2022	N/A 60,000	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A 60,000

Notes:

(1) Philip Lancaster was appointed as President and Secretary effective February 3, 2023 and ceased to be Secretary on May 20, 2023.  Philip was appointed CEO on June 6, 2022. He was paid or accrued $35,000 in management fees (2022 - $Nil) and $47,500 in consulting fees (2022 - $75,000) and he has forgiven $62,500 of it in the fiscal year ended November 30, 2023.

(2) Alan Treddenick was appointed as a director on May 30, 2023.

(3) Nancy Boufeas was appointed as Corporate Secretary on October 17, 2023.

(4) Zara Kanji ceased to be Chief Financial Officer on November 9, 2021. Ms. Kanji was appointed as a director effective April 10, 2023. She ceased to be a director on August 21, 2024.

(5) Karen Mae Parrin was appointed Chief Financial Officer May 15, 2023 and ceased to be Chief Financial Officer on July 31, 2024.  Ms. Parrin was Corporate Secretary from May 20, 2023 to October 17, 2023.

(6) Khalid Al-Ali ceased to be a director on January 31, 2024.

(7) Dana Wheeler ceased to be President and Chief Executive Officer on February 3, 2023 and ceased to be director on May 19, 2023.

(8) Susan Gardner ceased to be the Chief Financial Officer on May 12, 2023.

(9) Carl Cagliarini ceased to be interim CEO and a director on May 10, 2023.

(10) Thomas Nash ceased to be a director on March 31, 2023.

(11) Vivian Katsuris previously acted as interim CFO for the Company from November 9, 2021, to January 13, 2022, and was a director from January 13, 2022 to March 16, 2022.

(12) This refers to 78,125 shares issued to Douglas Smith with a fair value of $17,188 as payment to his consulting services rendered for the fiscal year ended November 30, 2022.

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

Written Management Agreements

Philip Lancaster, Director, President, and CEO is party to a consulting agreement with the Company dated June 1, 2022, as amended March 1, 2023, for compensation of $5,000 per month with a 45-day notice of termination.

Vivian Katsuris, former Secretary, has a consulting agreement with the Company for compensation of $2,625 per month with a 30-day notice of termination.  Until February 28, 2023, compensation payable under the agreement was $5,250 per month. As of March 1, 2023, the amount of compensation payable was reduced to $2,625 per month.

Nancy Boufeas, Corporate Secretary and interim CFO, is party to a consulting agreement with the Company dated September 6, 2024 for compensation of $2,500 per month for corporate and administrative services and $2,000 per month for acting as the Company's interim CFO, with a 30-day notice of termination. The agreement replaces a previous consulting agreement between Ms. Boufeas and the Company dated July 24, 2023 for compensation of $1,500 per month.

Karen Mae Parrin, former Chief Financial Officer, has a consulting agreement with the Company dated May 1, 2023 for compensation of $5,000 per month with an in-writing termination clause. The Agreement was terminated upon her resignation on July 31, 2024.

Zara Kanji & Associates, a Company controlled by Zara Kanji, former director, has an agreement with the Company for accounting services for $5,000 per month with an in-writing termination clause. The agreement remained in place even after her resignation as a director.

Long-Term Equity Incentive Plan: On October 17, 2022 we adopted a long-term equity incentive plan (the "2022 Plan") which replaced our 2016 stock option plan. All options granted under our 2016 stock option plan remain in full force and effect.

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

Our 2022 Plan is listed as Exhibit 4.2 to this Form 20-F and is incorporated by reference to our Form 20-F filed on May 11, 2023.

Option-Based Awards

During the year ended November 30, 2023, the Company granted 3,450,000 stock options to officers and directors.  No stock options were exercised.

As at November 30, 2023, 1,850,000 options were held by the CEO, former CFO, former Corporate Secretary, Chairman, and the Company's directors, current and former. During the year ended November 30, 2023, the Company recognized $57,425 (2022 - $Nil) related to the options held by the officers and directors.

The following table sets forth the option-based awards for each of the directors and officers of the Company as at November 30, 2023 which were outstanding as at November 30, 2023.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Philip Lancaster President, CEO and Director	800,000(2)	.05	August 18, 2026	Nil
Douglas Smith Director	200,000.05		August 18, 2026	Nil
Al Treddenick Director	100,000.05		August 18, 2026	Nil

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Nancy Boufeas Corporate Secretary and Interim CFO(3)	50,000.05		August 18, 2026	Nil
Karen Mae Parrin Former CFO(4)	200,000.05		August 18, 2026	Nil
Zara Kanji Former Director(5)	300,000.05		August 18, 2026	Nil
Khalid M. Al-Ali Former Director (6)	200,000.05		August 18, 2026	Nil

Notes:

(1) Value is calculated based on the difference between the market value of the securities underlying the options as at November 30, 2023, being $0.035, and the exercise price of the option.

(2) Options were granted to Mr. Lancaster's company, 1274677 B.C. Ltd.

(3) Nancy Boufeas was appointed as Corporate Secretary on October 17, 2023 and as interim Chief Financial Officer on September 6, 2024.

(4) Karen Mae Parrin was appointed Chief Financial Officer May 15, 2023 and ceased to be Chief Financial Officer on July 31, 2024.  Ms. Parrin was Corporate Secretary from May 20, 2023 to October 17, 2023.

(5) Zara Kanji was appointed as a director effective April 10, 2023 and ceased to be a director on August 21, 2024.

(6) Khalid Al-Ali ceased to be a director on January 31, 2024.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended November 30, 2023.

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

Audit Committee

The members of our audit committee are Philip Lancaster and Alan Treddenick. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

D. Employees

As of November 30, 2023, the Company has no employees.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

E. Share Ownership

As at November 4, 2024, our directors and senior management beneficially owned the following common shares and stock options of our Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options(2)Owned
	# of Shares	% of Class(1)
Philip Lancaster President, CEO and Director(3)	1,000,000(13)	.95%	800,000
Douglas Smith Chairman and Director	1,204,975	1.14%	200,000
Alan Treddenick Director(4)	Nil	Nil	100,000
Nancy Boufeas Corporate Secretary and Interim CFO (5)	Nil	Nil	50,000
Karen Mae Parrin Former CFO(6)	See note (14)	See note (14)	200,000
Zara Kanji Former Director(7)	See note (14)	See note (14)	300,000
Khalid M. Al-Ali Former Director(8)	See note (14)	See note (14)	Nil
Dana Wheeler Former Director, President and CEO(9)	See note (14)	See note (14)	Nil
Susan J Gardner Former Chief Financial Officer(10)	See note (14)	See note (14)	Nil
Carl Cagliarini Former Interim CEO and Director(11)	See note (14)	See note (14)	Nil
Thomas Nash Former Director(12)	See note (14)	See note (14)	Nil

Notes:

(1) Based on 105,604,461 common shares issued and outstanding as at November 4, 2024.

(2) Options are exercisable into common shares on a one-for-one basis. Options vest on the grant date unless otherwise resolved by the directors when granting options.

(3) Philip Lancaster was appointed as President and Secretary effective February 3, 2023 and ceased to be Secretary on May 20, 2023. Philip was appointed CEO on June 6, 2022.

(4) Alan Treddenick was appointed as a director on May 30, 2023.

(5) Nancy Boufeas was appointed as Corporate Secretary on October 17, 2023 and as Interim Chief Financial Officer on September 6, 2024.

(6) Karen Mae Parrin was appointed as Chief Financial Officer May 15, 2023 and ceased to be Chief Financial Officer on July 31, 2024.  Ms. Parrin was Corporate Secretary from May 20, 2023 to October 17, 2023.

(7) Zara Kanji was appointed as a director effective April 10, 2023. She ceased to be a director on August 21, 2024.

(8) Khalid M. Al-Ali ceased to be a director on January 31, 2024.

(9) Held indirectly through 1274677 B.C. Ltd.

(10) Former directors and former senior officers are not required to file insider reports in Canada after they cease to be a director or senior officer of a Canadian reporting issuer. As a result, no current information as to shareholdings by former directors and former senior officers is available to the Company.

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

Residency of Shareholders

As at October 31, 2024, the registrar and transfer agent for our Company reported that there were 105,604,461 common shares of our Company issued and outstanding. Of the 105,604,461 common shares issued and outstanding, 98,752,605 were registered to Canadian residents (9 recorded shareholders), 4,363,356 were registered to residents of the United States (38 recorded shareholders), and 2,488,500 were registered to non-United States or Canadian residents (8 recorded shareholders).

As of October 31, 2024, our shareholder register indicates that our common shares are held as follows:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Registered Shareholders of Record
United States	4,363,356	69.09%	38
Canada	98,752,605	16.36%	9
Other	2,488,500	14.55%	8
Total	105,604,461	100%	55

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

B. Related Party Transactions

The Company recorded the following transactions with related parties during the period from the beginning of the Company's last financial year up to November 30, 2023.

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2023, $372,650 (November 30, 2022 - $705,672) was due to directors and officers of the Company:

	November 30, 2023	November 30, 2022
Former CFO of the Company- Susan Gardner	$-	$67,540
Former interim CEO of the Company - Carl Cagliarini	-	250,179
Company controlled by the President and CEO- Philip Lancaster	6,077	78,750
Former CEO and Director - Dana Wheeler	361,573	307,472
Director and Chairman - Douglas Smith	-	1,731
Company controlled by a then Director - Zara Kanji	5,000	-
	$372,650	$705,672

During the year ended November 30, 2023 and 2022 and 2021, the Company entered into the following transactions with related parties:

	November 30, 2023	November 30, 2022	November 30, 2021
Management fees	$92,127	$-	$55,000
Consulting fees	47,500	135,000	307,734
Accounting fees	63,844	-	36,202
Professional fees	10,429	-	-
Stock-based compensation	57,425	-	410,132
Salaries and benefits	54,100	330,337	313,626
Others	7,144	-	5,000
	$332,569	$465,337	$1,127,694

Management fees consisted of the following:

	November 30, 2023	November 30, 2022	November 30, 2021
Company controlled by the President and CEO	$35,000	$-	$-
CFO	30,000	-	-
Former Interim CEO - Carl Cagliarini	27,127	-	-
Former Corporate Secretary - Vivian Katsuris	-	-	-
Company controlled by a then Director and Former CFO - Zara Kanji	-	-	55,000
	$92,127	$-	$55,000

Consulting fees consisted of the following:

	November 30, 2023	November 30, 2022	November 30, 2021
Director and Chairman - Douglas Smith	$-	$-	$307,734
Company controlled by the President and CEO - Philip Lancaster	47,500	75,000	-
Company controlled by the Former Corporate Secretary- Vivian Katsuris	-	60,000	-
	$47,500	$135,000	$307,734

Accounting fees of $63,844 (2022 - $Nil and 2021 - $36,202) were paid or accrued to a company controlled by a director at the time - Zara Kanji.

During the year ended November 30, 2023, the Company had below stock options held by the Company's former and current directors and officers. The amount recognized as expense for these options for the year ended November 30, 2023, and 2022 are as follows:

	November 30, 2023		November 30, 2022
	Number of options held	Expense for the period (vested)	Number of options held	Expense for the period (vested)

Philip Lancaster, CEO	800,000	$24,834	-	$-
Karen Mae Parrin, then CFO	200,000	6,208	-	-
Douglas Smith, Director and Chairman	200,000	6,208	300,000	-
Zara Kanji, then Director	300,000	9,312	150,000	-
Dr. Khalid Al-Ali, then Director	200,000**	6,208	150,000	-
Al Treddenick, Director	100,000	3,103	-	-
Nancy Boufeas, Company Secretary	50,000	1,552	-	-
Dana Wheeler, Former Director	-	-	600,000	-
Vivian Katsuris, Former Corporate Secretary	-	-	150,000	-
Angelos Kostopoulos, Former Director	-	-	150,000	-
Thomas Nash, Former Director	-	-	150,000	-
	1,850,000	$57,425	1,650,000*	$-

*During the year ended November 30, 2023, 1,650,000 stock options held by the former directors and officers were cancelled due to resignation from their position.

**Subsequent to the year ended November 30, 2023, during the period ended May 31, 2024, 200,000 stock options held by Dr. Khalid Al-Ali were cancelled due to his resignation from his position.

Salaries of $54,100 (2022- $330,337 and 2021 - $313,626) were paid or accrued to the Former CEO - Dana Wheeler. Others consisted of: (1) Travel of $3,467 (2022 - $Nil and 2021 - $Nil) paid or accrued to a company controlled by a CEO; (2) Office and general expenses $3,677 (2022 - $Nil and 2021 - $Nil)  paid or accrued to a company controlled by the CEO; and (3) Rent of $Nil (2022 - $Nil and 2021 - $5,000) were paid or accrued to a company controlled by a director - Zara Kanji.

Gain on debt forgiveness of $62,500 (2022 - $Nil and 2021 - $Nil) is the consulting fees forgiven by the company controlled by the President and CEO. The amount is recognized in the statement of loss and comprehensive loss as the consulting fees were approved by the Board and the CEO is not a primary shareholder of the Company.

As at August 31, 2024, $495,027 (November 30, 2023– $372,650) was due to directors and officers of the Company:

	August 31, 2024	November 30, 2023

Company controlled by the President and CEO	$45,442	$6,077
Former CFO	15,794	-
Company controlled by the Corporate Secretary and Interim CFO	21,138	-
Chairman of the Board	9,196	-
Company controlled by a Former Director	41,884	5,000
Former CEO and Director	361,573	361,573
	$495,027	$372,650

During the periods ended August 31, 2024 and 2023 and 2022, the Company entered into the following transactions with related parties:

	August 31, 2024	August 31, 2023	August 31, 2022
Management fees	$85,000	$77,127	$-
Consulting fees	-	32,500	236,022
Professional fees	22,500	-	-
Salaries and benefits	-	-	233,631
Share-based payments	-	57,708	-
Accounting fees	36,333	41,844	-
	$143,833	$209,179	$469,653

Management fees consisted of the following:

	August 31, 2024	August 31, 2023	August 31, 2022
Company controlled by the President and CEO	$45,000	$35,000	$-
Former CFO	40,000	15,000	-
Former Interim CEO and Director		27,127	-
Company controlled by the Former Corporate Secretary	-	-	-
Former CFO of the Company	-	-	-
	$85,000	$77,157	$-

Consulting fees consisted of the following:

	August 31, 2024	August 31, 2023	August 31, 2022
Company controlled by the President and CEO	$-	$32,500	$37,500
Corporate Secretary	-	-	35,500
Directors	-	-	163,022
	$-	$32,500	$236,022

Professional fees of $22,500 (2023 - $Nil and 2022 - $Nil) were paid or accrued to a company controlled by the Corporate Secretary. Accounting fees of $36,333 (2023 - $41,844 and 2022 - $Nil) were paid or accrued to a company controlled by a director.

During the year ended November 30, 2023, the Company entered into a loan agreement with the CEO for $6,000 and an interest of 10%. The loan was repaid within the year and all accrued interest was forgiven.

On December 20, 2023, the Company entered into a loan agreement with a director amounting to $5,000 with interest of 10% per annum (Notes 8 and 16).

On April 11, 2024, the Company entered into a loan agreement with its Chairman of the Board amounting to $9,361 (US $7,000) with interest of 10% per annum.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report:

(a)

Audited consolidated financial statements for the years ended November 30, 2023 and November 30, 2022, including: report of independent registered accounting firm by Reliant CPA PC ((PCAOB ID: 6906), consolidated statements of financial position, consolidated statements of Income (Loss) and Comprehensive Income (Loss), Consolidate statements of Cash flows and Consolidated statements of Changes in shareholders' equity (deficit), and notes to consolidated financial statements.

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

B. Significant Changes

We are not aware of any significant change that has occurred since November 30, 2023, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are listed for trading on the CSE under the symbol "AETH", on the OTCQB under the symbol "AETHF" and on the Frankfurt Stock Exchange under the symbol "4XA".

B. Plan of Distribution

Not applicable to Form 20-F filed as an annual report.

C. Markets

Our common shares are traded on the CSE under the symbol "AETH", on the OTCQB under the symbol "AETHF" and on the Frankfurt Stock Exchange under the symbol "4XA".

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

A non-Canadian, whether a WTO investor or otherwise, would be deemed to acquire control of the Company for purposes of the Canadian Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO investor if he or she is a "national" of a country (other than Canada) that is a member of the WTOor has a right of permanent residence in a country (other than Canada) that is a member of the WTO. A corporation or other entity will be a "WTO investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Canadian Investment Act. The U.S. is a WTO member. Certain transactions involving our common shares would be exempt from the Canadian Investment Act, including:

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

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, no material contracts were entered into by the Company in the two years preceding the date of this Form 20-F.

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

G. Statements by Experts

The financial statements of our Company for the year ended November 30, 2023 included in this Annual Report have been audited by Reliant CPA PC, Certified Public Accountants, with a business address at 895 Dove Street, Suite 300, #300180, New Port Beach, CA 92660 US, as stated in their report appearing in this Annual Report and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

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

The documents concerning our Company referred to in this Form 20-F may be viewed at our offices, 700 - 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, or you may request them by calling our office at 604-729-2500. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedarplus.ca.

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash.  As at November 30, 2023, the Company has cash balance of $38,555 (November 30, 2022 - $ 13,127) to settle current liabilities of $497,776 (November 30, 2022 - $2,087,875).  The Company's future financial success will be dependent upon the ability to monetize its technologies or obtain necessary financing to meet its contractual obligations.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of November 30, 2023, the end of the period covered by this Annual Report. Based on such evaluation, our CEO and CFO have concluded that as of November 30, 2023, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our CEO and CFO, has assessed the effectiveness of the internal control over financial reporting as of November 30, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 Framework). Based on this evaluation, our management has concluded that the internal control over financial reporting has the following material weakness and significant deficiency in internal controls as of November 30, 2023:

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

Changes in Internal Controls over Financial Reporting

During the period ended November 30, 2023, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Philip Lancaster and Alan Treddenick. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

The Board of Directors has determined that Alan Treddenick, an independent director, and Philip Lancaster, who is not an independent director, are audit committee financial experts as such term is defined in the SEC rules implementing the Sarbanes-Oxley Act of 2002.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the fees billed by Reliant CPA PC, Certified Public Accountants, for professional audit services for the audit of the Company's annual financial statements for the fiscal years ended November 30, 2023 and November 30, 2022, and for other services rendered during the fiscal years 2023 and 2022.

	Fiscal 2023	Fiscal 2022
Audit Fees	$149,405	$40,587
Audit Related Fees (1)	Nil	Nil
Tax Fees (2)	Nil	Nil
All Other Fees	Nil	Nil
Total	$149,405	$40,587

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in "Item 16F - Change in Registrant's Certifying Accountant" of our Annual Report on Form 20-F for the fiscal year ended November 30, 2022 filed with the SEC on May 11, 2023.

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18 - Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report:

(a)	Audited consolidated financial statements for the years ended November 30, 2023, and November 30, 2022, including: report of independent registered accounting firm by Reliant CPA PC (PCAOB ID: 6906), consolidated statements of financial position, consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders' equity (deficit), and notes to consolidated financial statements.

AETHER GLOBAL INNOVATIONS CORP.

(formerly Plymouth Rock Technologies Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended November 30, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aether Global Innovations Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aether Global Innovations Corp. (the "Company") as of November 30, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended November 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current year audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loss of Control of Subsidiaries

As disclosed in Note 3 to the financial statements, the Company recognized loss control of three previously controlled subsidiaries, PRT US, PRT UK and Tetra Drones on December 1, 2022. The Company adopted the guidance of IFRS 10, Consolidated Financial Statements, which a) derecognises the assets and liabilities of the former subsidiary from the consolidated statement of financial position, b) recognises any investment retained in the former subsidiary at its fair value when control is lost and subsequently accounts for it and for any amounts owed by or to the former subsidiary in accordance with relevant IFRSs. That fair value shall be regarded as the fair value on initial recognition of a financial asset in accordance with IFRS 9 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture, and c) recognises the gain or loss associated with the loss of control attributable to the former controlling interest.

We identified the accounting for loss of control of subsidiaries as a critical audit matter because of the significance to the Company's financial statements. There were significant accounting judgments made by management when assessing the definition of loss of control and loss of control date, which led to a high degree of auditor judgment, subjectivity and an increased extent of effort. As of November 30, 2023, the Company recognized gain from loss of control of subsidiaries of $995,142 which is significant in values to the financial statements of the Company.

Our audit procedures related to accounting for the loss of control of subsidiaries included the following, among others:

a) Reviewed management's memoranda and supporting documents to comprehend the context regarding the loss of control of its subsidiaries.

b) Assessed management's evaluation of the loss of control date and its corresponding accounting treatment in accordance with IFRS 10.

c) Tested the account balances of subsidiaries that experienced loss of control as of the specified date.

d) Recalculated the gain associated with the loss of control of subsidiaries.

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2022
Newport Beach, CA

May 15, 2024

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Note	November 30, 2023	November 30, 2022

ASSETS

Current assets
Cash		$38,555	$13,127
Accounts receivable		-	6,870
Sales tax receivable		5,826	9,083
Inventories		-	2,175
Prepaid expenses	4	183,872	30,947
Total current assets		228,253	62,202

Non-current assets
Equipment	5	-	24,801
Right-of-use asset	16	-	61,198
Long-term receivable	6	1	-
Total assets		$228,254	$148,201

LIABILITIES

Current liabilities
Accounts payable	7	$77,126	$1,063,863
Lease liabilities	16	-	66,403
Loans payable	10	48,000	127,019
Deferred revenue	8	-	124,918
Due to related parties	9	372,650	705,672
Total current liabilities		497,776	2,087,875

Non-current liabilities
Lease liabilities	16	-	9,394
Total liabilities		497,776	2,097,269

SHAREHOLDERS' DEFICIT
Share capital	12	13,916,448	11,851,771
Contributed surplus	12	2,709,790	2,709,790
Reserves	12	248,928	-
Accumulated other comprehensive income		-	25,131
Accumulated Deficit		(17,144,688)	(16,535,760)

Total shareholders' deficit		(269,522)	(1,949,068)

Total liabilities and shareholders' deficit		$228,254	$148,201

Going concern - Note 1

Commitments and contingencies - Note 15

Subsequent events - Note 20

These consolidated financial statements are authorized for issuance by the Board of Directors on May 15, 2024.

Approved on behalf of the Board:

"Zara Kanji" Zara Kanji, Director	"Alan Treddenick" Alan Treddenick, Director

The accompanying notes are an integral part of these consolidated financial statements.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Years Ended November 30
	Note	2023	2022	2021

OPERATING EXPENSES
General and administrative	17	$1,070,574	$826,439	$2,245,589
Business development	17	386,991	114,665	508,545
Total operating expenses		1,457,565	941,104	2,440,508

OTHER INCOME (EXPENSE)
Impairment loss	6	(209,702)	-	-
Interest income	6	3,765	-	-
Gain on debt forgiveness	8, 10	62,500	222,771	-
Foreign exchange gain (loss)		(3,068)	(135)	(29,374)
Total other income (expense)		(146,505)	222,636	(29,374)

Loss from continuing operations		(1,604,070)	(718,468)	(2,783,508)

Gain (loss) from discontinued operations - loss of control	3	995,142	(1,949,330)	(2,191,326)
Net loss for the year		$(608,928)	$(2,667,798)	$(4,974,834)

OTHER COMPREHENSIVE LOSS
Foreign currency translation gain (loss)		(25,131)	(71,262)	30,603

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		$(634,059)	$(2,739,060)	$(4,944,231)

Loss per share from continuing operations, Basic and Diluted		$(0.02)	$(0.05)	$(0.09)
Earnings (Loss) per share from discontinued operations - loss of control, Basic		$0.01	$(0.03)	$(0.04)
Earnings (Loss) per share from discontinued operations - loss of control, Diluted		$0.01	$(0.03)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - continuing operations, Basic and Diluted		86,795,825	59,310,826	53,075,143
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - discontinued operations, Basic		86,795,825	59,310,826	53,075,143
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - discontinued operations, Diluted		126,769,515	59,310,826	53,075,143

The accompanying notes are an integral part of these consolidated financial statements.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(Expressed in Canadian dollars)

							Accumulated other comprehensive income
	Share capital (Note 12)
	Number of shares	Amount	Contributed Surplus	Reserves		Accumulated Deficit		Total
				Warrants	Options
	#	$	$	$	$	$	$	$
Balance, November 30, 2020	42,762,264	7,376,763	1,298,487	-	-	(8,893,128)	65,790	(152,088)
Shares issued for warrants exercised	6,129,572	1,332,727	-	-	-	-	-	1,332,727
Fair value of warrants exercised	-	36,859	(36,859)	-	-	-	-	-
Shares issued for options exercised	425,000	222,500	-	-	-	-	-	222,500
Fair value of options exercised	-	158,106	(158,106)	-	-	-	-	-
Shares issued for cash	8,930,000	2,749,000	287,499	-	-	-	-	3,036,499
Fair value of broker warrants issued	-	(174,427)	174,427	-	-	-	-	-
Shares issued to finders	336,250	(100,500)	-	-	-	-	-	(100,500)
Finders' Fee	-	(74,180)	-	-	-	-	-	(74,180)
Shares issued as compensation	656,250	307,734	-	-	-	-	-	307,734
Fair value of stock options granted	-	-	1,144,342	-	-	-	-	1,144,342
Net loss for the year	-	-	-	-	-	(4,974,834)	-	(4,974,834)
Foreign currency translation gain	-	-	-	-	-	-	30,603	30,603
Balance, November 30, 2021	59,239,336	11,834,582	2,709,790	-	-	(13,867,597)	96,393	772,803

Shares issued as compensation	78,125	17,189	-	-	-	-	-	17,189
Net loss for the year	-	-	-	-	-	(2,667,798)	-	(2,667,798)
Foreign currency translation gain	-	-	-	-	-	-	(71,262)	(71,262)
Balance, November 30, 2022	59,317,461	11,851,771	2,709,790	-	-	(16,535,760)	25,131	(1,949,068)

Shares issued as compensation	2,600,000	169,000	-	-	-	-	-	169,000
Shares issued for cash	43,587,000	2,278,420	-	-	-	-	-	2,278,420
Share issuance costs	-	(233,403)	-	-	-	-	-	(233,403)
Fair value of warrants issued	-	(149,340)	-	149,340	-	-	-	-
Fair value of stock options granted	-	-	-	-	99,588	-	-	99,588
Net loss for the year	-	-	-	-	-	(608,928)	-	(608,928)
Foreign currency translation loss	-	-	-	-	-	-	(25,131)	(25,131)
Balance, November 30, 2023	105,504,461	13,916,448	2,709,790	149,340	99,588	(17,144,688)	-	(269,522)

The accompanying notes are an integral part of these consolidated financial statements.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years ended November 30
	2023	2022	2021
Cash Flows from Operating Activities
Net loss for the year	$(608,928)	$(2,667,798)	$(4,974,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain from loss of control of subsidiaries	(995,142)	-	-
Stock based compensation	99,588	-	1,144,342
Foreign exchange gain	(25,131)	(71,262)	-
Gain on debt forgiveness	(62,500)	(222,771)	-
Shares issued as compensation	169,000	-	-
Impairment loss	209,702	-	-
Consulting fees	-	17,189	307,734
Changes in operating assets and liabilities:
Sales tax receivable	3,257	(3,525)	(5,130)
Prepaid expenses	(152,925)	120,310	(116,136)
Due from related parties	-	-	2,500
Due to related parties	325,742	28,326	-
Accounts payable and accrued liabilities	(924,237)	(19,847)	122,411
Net cash used in operating activities - continuing operations	(1,961,574)	(2,819,378)	(3,519,113)
Net cash provided by (used in) operating activities - discontinued	(764,435)	2,405,354	78,011
Net cash used in operating activities	(2,726,009)	(414,024)	(3,441,102)

Cash Flows from Investing Activities
Long-term receivables	(209,703)	-	-
Net cash used in investing activities-continuing operations	(209,703)	-	-
Net cash provided by (used in) investing activities - discontinued	995,142	-	(573,343)
Net cash provided by (used in) investing activities	785,439	-	(573,343)

Cash Flows from Financing Activities
Shares issued for cash	2,278,420	-	4,417,046
Share issuance costs	(233,403)	-	-
Loan payable	(79,019)	105,000	-
Net cash provided by financing activities-continuing operations	1,965,998	105,000	4,417,046
Net cash used in financing activities- discontinued	-	(34,701)	(90,604)
Net cash provided by financing activities	1,965,998	70,299	4,326,442

Increase (decrease) in cash	25,428	(343,725)	311,997
Effect of foreign exchange rate changes on cash	-	(18,194)	38,336
Cash, beginning of the year	13,127	375,046	24,713
Cash, end of the year	$38,555	$13,127	$375,046

Supplemental cash flow information - Note 14

The accompanying notes are an integral part of these consolidated financial statements.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Aether Global Innovations Corp. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 700 - 1199 West Hastings Street, Vancouver, B.C., V6E 3T5.

On August 1, 2023, the Company changed its name to Aether Global Innovation Corp. from Plymouth Rock Technologies Inc.

The Company's common shares are listed on the CSE under the symbol "AETH", on the Frankfurt Stock Exchange under the Symbol: 4XA, WKN# - A2N8RH and on the OTC Markets Group ("OTCQB") under the symbol: AETHF.

Previously, the Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA"), focused on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company also incorporated a subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK") to augment the Company's existing research and development of its drone technologies for the US and EMEA markets. Moreover, the Company acquired Tetra Drones Limited ("Tetra") to provide the Company with drones production line in the United Kingdom.  On December 1, 2022, the Company lost control over PRT USA, PRT UK, and Tetra. Hence, the Company has discontinued the above subsidiaries according to the requirements of IFRS 10 (Note 3).

To date, the Company is in a transition stage to refocus the Company's business operations from developing various technologies to a drone management and solutions provider.

Going Concern

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  At present, the Company's operations do not generate cash flows. The Company has incurred losses since inception and has a comprehensive loss of $634,059 for the year ended November 30, 2023, and had an accumulated deficit of $17,144,688 as at November 30, 2023.  The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further.  The outcome of these matters cannot be predicted at this time. The management plans to continue reviewing the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.  These factors and uncertainty cast significant doubt about the Company's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is not expected to be profitable during the ensuing 12 months from the date of the issuance of the financial statement, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year ended November 30, 2023, the Company received net cash proceeds of $1,965,998 pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
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

2. MATERIAL ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements ("Financial Statements") have been prepared using accounting policies consistent with IFRS as issued by the International Accounting Standard Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These Financial Statements are authorized for issue by the Board of Directors on May 15, 2024.

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

Critical accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of income and expenses during the period. Actual results could differ from these estimates.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

Critical accounting judgments, estimates and assumptions (continued)

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

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2023. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, twelve months from the issuance of the financial statements.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

(ii)  Business combinations

Determination of whether a set of assets acquired, and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired, and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 3 met the criteria for accounting as a business combination.

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly owned subsidiaries up to the date the Company had control (Note 3).

Control exists when the Company has the power and ability, directly or indirectly, to direct the relevant activities of an entity to obtain benefit from its activities. Subsidiaries are fully consolidated from the date that control commences until the date the control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of the subsidiary are de-consolidated (Note 3).

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

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

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

Stock-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, the contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect on the Company's cash position.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method for diluted earnings (loss) per share assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No calculation of diluted earnings (loss) per shares is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets

a) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company's financial assets measured at amortized cost are comprised of its cash and trade and other receivables, net. The Company's financial liabilities measured at amortized cost are comprised of its accounts payable and accrued liabilities, loans payable, loans payable - related party, convertible debt, convertible debt - related parties, silent partnerships, silent partnerships - related party and lease liabilities.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

Debt instruments at FVTOCI

These assets are initially measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses associated with changes in fair value are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. The Company does not hold any debt instruments at FVTOCI.

Equity instruments at FVTOCI

These assets are initially measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses associated with changes in fair value are recognized in OCI and are never reclassified to profit or loss. The Company does not hold any equity instruments at FVTOCI.

c) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

d) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flow from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

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

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

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

Where a financial asset has become credit-impaired subsequent to initial recognition, interest income is calculated in subsequent periods by applying the effective interest method to the amortized cost of the financial asset. If the asset subsequently ceases to be credit-impaired, calculation of interest income reverts to a gross basis.

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

Revenue recognition

Revenue is recognized by applying the five-step model under IFRS 15. The Company recognizes revenue when, or as the goods or services are transferred to the control of the customer and performance obligations are satisfied. The Company's revenue is comprised of sales of its radar systems, radar components and engineering design and development services. The Company's revenue is recognized when control of the goods has been transferred, when the goods are delivered to customers and when all performance obligations have been fulfilled. The amounts recognized as revenue represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net of goods and services taxes and less returns, and discounts, at which time there are no conditions for the payment to become due other than the passage of time. For its engineering design and development services, revenue is recognized when the service has been rendered.

Deferred revenue

The Company recognizes deferred revenue when the customers pay in advance for the goods or services to be delivered in future periods. Revenue will be recognized in the future period when the goods and services are provided and in accordance with IFRS 15.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized at fair value once there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. A forgivable loan from the government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

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

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Company.

Changes in the Company's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in the consolidated statement of operations. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Discontinued operations

The Company classifies a component of the reporting entity is disposed of as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on a reporting entity's operations and financial results. Such disposal groups are measured at the lower of their carrying amount and fair value less costs to sell.

A disposal Company qualifies as discontinued operations if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

• Represents a separate major line of business or geographical area of operations.

• Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations.

• Is a subsidiary acquired exclusively with a view to re‐sell

Loss from discontinued operations is excluded from net loss from continuing operations and are presented as a single amount under "loss from discontinued operations" account in the consolidated statement of loss and comprehensive loss.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2. MATERIAL ACCOUNTING POLICIES (continued)

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

These new and amended standards are not expected to have a material impact on the Company's Financial Statements

3. DISCONTINUED OPERATIONS - LOSS OF CONTROL

During first two quarters of fiscal year ending November 30, 2023, the Company did a full review on UK Operations (PRT UK and Tetra Drones) to mitigate further losses on these subsidiaries. After months of discussion, the Board decided that to protect the interest of shareholders, the Company will be better off putting the UK subsidiaries under liquidation. Therefor on June 16, 2023, the Company announced its decision to close down previously controlled subsidiaries, PRT UK and Tetra Drones as a result of the move towards a drone management and monitoring solutions business. On July 6, 2023, pursuant to a special resolution by its Directors, PRT UK was wound up voluntarily and appointed liquidators in the UK for the purposes of such winding up. On September 4, 2023, pursuant to a special resolution by its Directors, Tetra Drones was also put into liquidation.

Similarly, due to difficulty in obtaining complete and accurate books and records, resignation of key management personnel in the US Subsidiary, on July 20, 2023, the Company announced that it has also ceased operations with its U.S. Subsidiary, PRT USA.

During the third quarter of fiscal year ending November 30, 2023, the Company determined that based on their decision to put PRT UK and Tetra Drones into liquidation and to cease operations with PRT USA, the Company no longer has control over the operations of the said subsidiaries and there is no intent from management to continue operating these businesses. The Company assessed the date of loss of control and determined it be December 1, 2022 as no reliable financial records and supporting documents were accessible from the three subsidiaries for financial reporting purposes subsequent to November 30, 2022.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3. DISCONTINUED OPERATIONS - LOSS OF CONTROL (continued)

Discontinued Operations

As a result of loss of control, the Company considered its PRT UK, PRT USA and Tetra Drones operations to have met the definition of discontinued operations and as such, assets, liabilities and results of operations that can be distinguished operationally and for financial reporting purposes from the rest of the Company have been terminated and reported separately in the financial statements.

A discontinued operation is a component of the Company that either has been abandoned, disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

During the year ended November 30, 2023, the gain (loss) from discontinued operations - loss of control presented in the statement of loss and comprehensive loss is broken down as follows:

	Year ended November 30
	2023	2022	2021
Net Gain (Loss) from discontinued operations - loss of control	$995,142	$(1,949,330)	$(2,191,326)

The results of operations of PRT USA, PRT UK and Tetra Drones for the years ended November 30, 2023, 2022 and 2021 were presented separately as loss from discontinued operations of subsidiaries - loss of control in the consolidated statements of loss and comprehensive loss. The amounts are broken down as follows:

	For the years ended November 30
	2023	2022	2021
Sales	$-	$607,359	$184,396
Cost of sales	-	(191,175)	(103,109)
Gross Profit	-	416,184	81,287
OPERATING EXPENSES
General and administrative	-	1,519,539	1,074,492
Business development	-	62,763	200,465
Research and development	-	233,264	985,006
Total expenses	-	1,815,566	2,259,963
OTHER INCOME (EXPENSES)
Impairment loss on Demo Equipment	-	(236,677)	-
Impairment of intangible asset	-	(330,650)	-
Other Income	-	5,042	-
Gain on debt forgiveness	-	11,532	-
Foreign exchange gain (loss)	-	805	(12,650)
Total other income (expense)	-	(549,948)	(12,650)
Loss from discontinued operations	$-	$(1,949,330)	$(2,191,326)

After the loss of control, the Company also deconsolidated the net liabilities of the previously controlled subsidiaries for financial reporting purposes. The Company did not receive anything from the disposal of its investments. This then resulted in a gain from loss of control of subsidiaries for the year ended November 30, 2023.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3. DISCONTINUED OPERATIONS - LOSS OF CONTROL (continued)

Gain from loss of control of subsidiaries

The resulting gain from the loss of control of subsidiaries for the year ended November 30, 2023, is broken down as follows:

	PRT USA	PRT UK	Tetra Drones	Total
Net liabilities before loss of control of subsidiaries	$4,870,623	$1,481,194	$227,907	$6,579,724
Foreign currency translation adjustments	(123,484)	25,310	3,023	(95,151)
Less: Receivables from subsidiaries	(4,248,018)	(1,120,913)	(120,500)	(5,489,431)
Gain from loss of control of subsidiaries	$499,121	$385,591	$110,430	$995,142

(a) PRT USA

During the year ended November 30, 2023, following the loss of control over PRT USA, the Company derecognized its investment in this subsidiary. The Company has not received any consideration on the disposal of its investment. As such, the total carrying value of the net liabilities of PRT USA of $4,870,623 was recognized as a gain on loss of control of the subsidiaries in the consolidated statements of loss and comprehensive loss for the year ended November 30, 2023.

Additionally (or Further), as at November 30, 2023, the parent company had a receivable from PRT USA amounting to $4,248,018. Due to uncertainty surrounding collectability, the Company impaired this intercompany receivable and reported it as part of gain from loss of control in the consolidated statements of loss and comprehensive loss for the year ended November 30, 2023. After accounting for foreign exchange translation losses, the gain from loss of control recognized in the consolidated statements of loss and comprehensive loss amounted to $499,121 (2022 - $Nil).

As at
December 1, 2022

ASSETS
Current Assets
Cash, cash equivalents, and restricted cash	$9,700
Prepaid expenses	8,313
Account receivable	6,831
Inventories	2,163
Total current assets of discontinued operations	27,007
Non-current assets
Equipment	5,919
Right of use asset	38,189
Total non-current assets of discontinued operations	44,108
Assets of discontinued operations	$71,115
LIABILITIES
Liabilities
Accounts payable	$284,181
Lease liability	671,205
Due to related parties	4,608,071
Liabilities of discontinued operation	4,941,738

Carrying value of net liabilities immediately prior to loss of control of subsidiary	$4,870,623
Receivable from PRT USA	(4,248,018)
Reclassification of foreign currency translation	(123,484)
Gain from loss of control of PRT USA	$499,121

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3. DISCONTINUED OPERATIONS - LOSS OF CONTROL (continued)

(b)  PRT UK

During the year ended November 30, 2023, following the loss of control over PRT UK, the Company derecognized its investment in this subsidiary. The Company has not received any consideration on the disposal. As such, the total value of the net liabilities of PRT UK was recognized as a gain on loss of control of the subsidiaries in the consolidated statements of loss and comprehensive loss. As such, the total carrying value of the net liabilities of PRT UK of $1,481,194 was recognized as a gain on loss of control of the subsidiaries in the consolidated statements of loss and comprehensive loss for the year ended November 30, 2023.

Additionally, as at November 30, 2023, the parent company had a receivable from PRT UK amounting to $1,120,913. Due to uncertainty surrounding collectability, the Company impaired this intercompany receivable and reported it as part of gain from loss of control in the consolidated statements of loss and comprehensive loss for the year ended November 30, 2023. After accounting for foreign exchange translation gains, the gain from loss of control recognized in the consolidated statements of loss and comprehensive loss amounted to $385,591 (2022 - $Nil).

As at
December 1, 2022

ASSETS
Current Assets
Cash, cash equivalents, and restricted cash	$3,852
Prepaid expenses	8,983
Total current assets of discontinued operations	12,835
Non-current assets
Equipment	9,171
Right of use asset	24,686
Total non-current assets of discontinued operations	33,857
Assets of discontinued operations	$46,692
LIABILITIES
Current Liabilities
Accounts payable	$455,062
Current Lease Liability	26,456
Due to related parties	919,436
Deferred revenue	124,918
Liabilities of discontinued operations	$1,527,886

Carrying value of net liabilities immediately prior to loss of control of subsidiary	$1,481,194
Receivable from PRT UK	(1,120,913)
Foreign exchange gains	25,310
Gain from loss of control of PRT UK	$385,591

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3. DISCONTINUED OPERATIONS - LOSS OF CONTROL (continued)

(c)  Tetra Drones

On December 1, 2022, following the loss of control over Tetra Drones, the Company derecognized its investment in this subsidiary. The Company has not received any consideration on the disposal. As such, the total value of the net liabilities of Tetra Drones was recognized as a gain on loss of control of the subsidiaries in the consolidated statements of income (loss) and comprehensive income (loss). As such, the total carrying value of the net liabilities of PRT UK of $227,907 was recognized as a gain on loss of control of the subsidiaries in the consolidated statements of loss and comprehensive loss for the year ended November 30, 2023.

Additionally, as at November 30, 2023, the parent company had a receivable from Tetra Drones amounting to $120,500. Due to uncertainty surrounding collectability, the Company impaired this intercompany receivable and reported it as part of gain from loss of control in the consolidated statements of loss and comprehensive loss for the year ended November 30, 2023. After accounting for foreign exchange translation gains, the gain from loss of control recognized in the consolidated statements of loss and comprehensive loss amounted to $110,430 (2022 - $Nil).

As at
December 1, 2022
ASSETS
Current Assets
Sales tax receivable	$435
Total current assets of discontinued operations	435
Non-current assets
Equipment	9,982
Total non-current assets of discontinued operations	9,982
Assets of discontinued operations	$10,417
LIABILITIES
Current Liabilities
Bank Overdraft	$16,294
Accounts payable	12,043
Due to related parties	209,738
Loan payable - current	249
Liabilities of discontinued operations	$238,324

Carrying value of net liabilities immediately prior to loss of control of subsidiary	$227,907
Receivable from Tetra Drones	(120,500)
Foreign exchange gains	3,023
Gain from loss of control of Tetra Drones	$110,430

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4. PREPAID EXPENSES

As at November 30, 2023, and November 30, 2022, the Company's prepaid expenses consist of the following:

	November 30, 2023	November 30, 2022
Advertising and promotions	$-	$113
Investor relations	85,510	-
Professional fees	7,469	-
Consulting fees	80,000	-
Rent	-	8,247
Transfer agent and filing fees	7,143	13,748
Insurance	3,750	8,839
	$183,872	$30,947

The prepayments for advertising and business development include prepayments for marketing and awareness programs handled by an arms' length parties for a six to twelve-month period. Consulting fees consist of prepayment for advisory services to develop new business relationships and general business consulting services to the company. Investor relations fees consist of prepayment for consultants for strategic investor discussions and market awareness of the Company. Prepaid rent pertains to the amount paid for the security deposit of the rent while prepayments for transfer agent and filing fees include annual fee of transfer agent for the issuance of shares, closing of private placement and other related compliance.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

5. EQUIPMENT

Equipment refers to various computer, furniture, vehicles, leasehold improvements and demo equipment used by the previously-controlled subsidiaries (Note 3), in the ordinary course of business.

As at November 30, 2023, the Company derecognized property, plant and equipment with a net book value of $24,801 in connection with loss of control of its subsidiaries (Note 3).

	Computer	Furniture	Vehicles	Leasehold Improvement	Demo Equipment	Total
	$	$	$	$	$	$
Cost:
Balance at November 30, 2021	24,028	19,271	16,014	3,826	239,747	302,886
Disposal	-	-	(16,243)	-	-	(16,243)
Foreign currency translation adjustment	(997)	190	229	(182)	3,158	2,398
Balance at November 30, 2022	23,031	19,461	-	3,644	242,905	289,041
Foreign currency translation adjustment	361	206	-	59	2,653	3,279
Disposals due to discontinued operations	(23,392)	(19,667)	-	(3,703)	(245,558)	(292,320)
Balance at November 30, 2023	-	-	-	-	-	-

Accumulated Depreciation:
Balance at November 30, 2021	1,716	5,473	1,218	291	-	8,698
Amortization	9,236	2,688	4,210	1,006	-	17,140
Disposal	-	-	(5,375)	-	-	(5,375)
Impairment	-	-	-	-	236,677	236,677
Foreign currency translation adjustment	642	296	(53)	(13)	6,228	7,100
Balance at November 30, 2022	11,594	8,457	-	1,284	242,905	264,240
Amortization	1,593	554	-	179	-	2,326
Foreign currency translation adjustment	180	81	-	23	2,653	2,937
Disposals due to discontinued operations	(13,367)	(9,092)	-	(1,486)	(245,558)	(269,503)
Balance at November 30, 2023	-	-	-	-	-	-

Net Book Value:
At November 30, 2022	11,437	11,004	-	2,360	-	24,801
At November 30, 2023	-	-	-	-	-	-

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

6. LONG-TERM RECEIVABLE

During the year ended November 30, 2023, the Company provided facility agreements with a third party to fund the latter's new and existing business opportunities. This solidifies the Company's commitment to further its partnership with the third party and the move towards autonomous drone applications through further development of a dedicated drone docking station.

On May 29, 2023, the Company signed a facility agreement with a third party wherein the Company will provide a total of £50,000 ($84,929). The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 5% of the diluted share capital of the third party.

On July 25, 2023, the Company signed another facility agreement with a third party wherein the Company will provide a total of £35,000 for general corporate purposes and it has sent a total of £35,000 ($60,151). The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 3.5% of the diluted share capital of the third party.

On August 11, 2023, the Company signed another facility agreement with a third party wherein the Company will provide £15,000 for general corporate purposes and it has sent a total of £15,000 ($26,017).  The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 1.5% of the diluted share capital of the third party.

On September 28, 2023, the Company signed another facility agreement with a third party wherein the Company will provide £10,000 for general corporate purposes and it has sent a total of £10,000 ($17,093).  The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 1% of the diluted share capital of the third party.

On November 24, 2023, the Company signed another facility agreement with a third party wherein the Company will provide £10,000 for general corporate purposes and it has sent a total of £10,000 ($17,749).  The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 1% of the diluted share capital of the third party.

As at November 30, 2023, the Company has loaned to the third party a total of £122,203 ($209,702) including the interest incurred of £2,203 ($3,765). No conversion was made as at year ended November 30, 2023. However, due to uncertainty surrounding collectability, the Company recognized impairment loss in the consolidated statements of loss and comprehensive loss amounting to $209,702 (Note 20).

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

7. ACCOUNTS PAYABLE

As at November 30, 2023, and 2022, the Company's accounts payable consist of the following:

	November 30, 2023	November 30, 2022
Professional fees	$22,116	$382,805
Funds to be returned to investors	43,046	43,046
Advertising costs	2,520	34,705
Payroll	-	268,610
Development costs	-	168,925
Bank overdraft	-	16,036
VAT Payable	-	61,262
Purchases	-	2,121
Rent	-	1,822
Others	9,444	84,531
	$77,126	$1,063,863

8. DEFERRED REVENUE

As of November 30, 2022, the former subsidiary, PRT UK had an advance payment from their customers as consideration for the Company's product and services to be rendered in the future date amounting to $124,918. The company had classified the above customer advance as Deferred Revenue for the year ended November 30, 2022. On December 1, 2022, the company had lost control over PRT UK and accordingly recognized the balance of $124,918 as part of the gain on disposal of subsidiaries in the consolidated statements of income (loss) and comprehensive income (loss) (Note 3).

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

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

As at November 30, 2023, $372,650 (November 30, 2022- $705,672) are due to directors and officers of the Company:

	November 30, 2023	November 30, 2022

Company controlled by the President and CEO	$6,077	$78,750
Director and Chairman	-	1,731
Former CFO of the Company	-	67,540
Former interim CEO of the Company	-	250,179
Former CEO and Director	361,573	307,472
Company controlled by a director	5,000	-
	$372,650	$705,672

During the years ended November 30, 2023, and 2022 and 2021, the Company entered into the following transactions with related parties:

	November 30, 2023	November 30, 2022	November 30, 2021
Management fees	$92,127	$-	$55,000
Consulting fees	47,500	135,000	307,734
Accounting fees	63,844	-	36,202
Professional fees	10,429	-	-
Stock-based compensation	57,425	-	410,132
Salaries and benefits	54,100	330,337	313,626
Others	7,144	-	5,000
	$332,569	$465,337	$1,127,694

Management fees consisted of the following:

	November 30, 2023	November 30, 2022	November 30, 2021
Company controlled by the President and CEO	$35,000	$-	$-
CFO	30,000	-
Former Interim CEO	27,127	-	-
Former CFO of the Company	-	-	55,000
	$92,127	$-	$55,000

Consulting fees consisted of the following:

	November 30, 2023	November 30, 2022	November 30, 2021
Company controlled by the President and CEO	$47,500	$75,000	$-
Company controlled by the Former Corporate Secretary	-	60,000	-
Director	-	-	307,734
	$47,500	$135,000	$307,734

Accounting fees of $63,844 (2022 - $Nil and 2021 - $36,202) were paid or accrued to a company controlled by a director.

During the year ended November 30, 2023, the Company entered into a loan agreement with the CEO for $6,000 and an interest of 10%. The loan was repaid within the year and all accrued interest was forgiven (Note 10).

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Professional fees consisted of the following:

	November 30, 2023	November 30, 2022	November 30, 2021
CFO and Former Corporate Secretary	$1,000	$-	$-
Company controlled by the Corporate Secretary	9,429	-	-
	$10,429	$-	$-

During the year ended November 30, 2023, the Company had 1,850,000 (November 30, 2022 - 1,750,000) stock options held by the Directors and officers of the Company. The amount recognized as expense for these options for the year ended November 30, 2023, 2022, and 2021 are as follows:

	November 30, 2023		November 30, 2022		November 30, 2021
	Number of Options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)	Number of Options held	Expense for the year (vested)
CEO	800,000	$24,834	-	$-	-	$-
CFO	200,000	6,208	-	-	-	-
Corporate Secretary	50,000	1,552	-	-	-	-
Former CEO	-	-	600,000	-	600,000	$133,275
Former CFO	-	-	150,000	-	150,000	33,319
Former Corporate Secretary	-	-	150,000	-	150,000	33,319
Directors	800,000	24,868	750,000	-	825,000	210,219
	1,850,000	$57,462	1,650,000*	$-	1,725,000	$410,132

*During the year ended November 30, 2023, 1,650,000 stock options held by the former Directors and former Officers were cancelled due to resignation from their position

Salaries of $54,100 (2022- $330,337 and 2021 - $313,626) were paid or accrued to the Former CEO. Others consisted of: (1) Travel of $3,467 (2022 - $Nil and 2021 - $Nil) paid or accrued to a company controlled by a CEO; (2) Office and general expenses $3,677 (2022 - $Nil and 2021 - $Nil)  paid or accrued to a company controlled by the CEO; and (3) Rent of $Nil (2022 - $Nil and 2021 - $5,000) were paid or accrued to a company controlled by a director.

Gain on debt forgiveness of $62,500 (2022 - $Nil and 2021 - $Nil) is the consulting fees forgiven by the company controlled by the President and CEO. The amount is recognized in the statement of loss and comprehensive loss as the consulting fees were approved by the Board in the ordinary course of business and the CEO is not a primary shareholder of the Company.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

10. LOANS PAYABLE

Upon acquisition of Tetra Drones (Note 3), the Company assumed the latter's outstanding loan of £13,253 ($21,461) as of November 30, 2022. The collateral of this loan is a vehicle. On October 25, 2022, the loan and the vehicle were released to former shareholder of Tetra Drones in exchange for forgoing the remaining acquisition cost of £140,000 ($222,771). Thus, for the year ended November 30, 2022, the Company's liabilities in the vehicle and the remaining balance in the acquisition cost were extinguished.

For the year ended November 30, 2022, the current loan payable of $127,019 consisted of $75,000 plus interest of $4,019 payable to a third party, which is equal to 12% interest per annum payable on demand. This includes as well the $30,000 plus 60% fixed interest on Principal amount totaling $18,000 due to default as per agreement.

During the year ended November 30, 2023, the Company made a full repayment of the loan to a third party entered in August 2022 amounted to $81,238 that consists of $75,000 plus interest of $6,238 equal to 12% interest per annum.

During the year ended November 30, 2023, the Company entered into loan agreements with third parties amounting to $4,000 and from the CEO amounting to $6,000 (Note 9) with interest of 10% per annum. The loans were repaid within the year and interest accrued were forgiven on these loans.

As at November 30, 2023, the Company has outstanding loan payable of $48,000 (2022 - $127,019) which consist of a loan with a principal amount of $30,000 plus 60% fixed interest on Principal amount totaling $18,000 due to default as per agreement.

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

12. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2023, there were 105,504,461 common shares issued and outstanding
(November 30, 2022 - 59,317,461).

During the year ended November 30, 2023:

On July 24, 2023, the Company closed a non-brokered private placement and issued 9,907,000 common shares at a price of $0.06 per unit for gross proceeds of $594,420. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for five (5) years from the closing of the Offering. The company has paid cash finders fees of $59,442, legal fees of $8,082 and and 990,700 finders' b-warrants were paid on a portion of the Offering.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(a) Common Shares (continued)

Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for five (5) years from closing of the Offering.

On May 30, 2023, the Company issued 2,600,000 common shares as compensation for Investor relations to an arm's length party valued at a total of $169,000.

On March 30, 2023, the Company closed a non-brokered private placement and issued 26,480,000 common shares at a price of $0.05 per unit for gross proceeds of $1,324,000. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three (3) years from the closing of the Offering. The company has paid cash finders fees of $95,900 and legal fees of $17,500 and and 2,648,000 finders' b-warrants were paid on a portion of the Offering. Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for three (3) years from closing of the Offering.

On March 27, 2023, the Company closed a non-brokered private placement and issued 7,200,000 common shares at a price of $0.05 per unit for gross proceeds of $360,000. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three (3) years from the closing of the Offering. The company has paid cash finders fees of $46,500 and legal fees of $6,000 and 200,000 finders' b-warrants were paid on a portion of the Offering. Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for three (3) years from closing of the Offering.

During the year ended November 30, 2022:

On December 31, 2021, the Company issued 78,125 common shares as compensation for consulting fees to a director valued at a total of $17,189.

During the year ended November 30, 2021:

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with an exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years.

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees. Each finder's Unit is comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

During the year ended November 30, 2021, the Company issued 6,129,573 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,573 share purchase warrants at $0.20 to $0.50 per share.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

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

During the year ended November 30, 2023:

On October 19, 2023, the Company granted 1,000,000 incentive stock options vesting immediately to a consultant with an exercise price of $0.05 per share for a period of three years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.02351, volatility 91%, risk-free rate 4.91%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $23,540.

On August 18, 2023, the Company granted 2,450,000 incentive stock options to Directors, Officers and consultants with an exercise price of $0.05 per share for a period of three years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.03104, volatility 96%, risk-free rate 4.51%, dividend yield 0%, and expected life of 3 years. With these assumptions, the fair value of options was determined to be $76,048. 1,800,000 stock options issued to Directors and Officers vest immediately and 650,000 stock options issued to consultants vests in 4 months.

During the year ended November 30, 2023, 2,200,000 options, 1,550,000 options and 150,000 options with exercise prices of $0.60, 0.75 and 0.50, respectively, were cancelled.

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

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $1,022,995, and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2023, amounted to $37,405 (2022 - $Nil; and 2021 - $1,144,342).

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(b)  Stock Options (continued)

Stock option transactions and the number of stock options outstanding as at November 30, 2023, November 30, 2022, and November 30, 2021, are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2021	4,225,000	$0.64
Expired	(75,000)	0.50
Cancelled	(125,000)	0.50
Balance, November 30, 2022	4,025,000	$0.66
Cancelled	(3,900,000)	0.66
Granted	3,450,000	0.04
Balance, November 30, 2023	3,575,000	$0.06

The following summarizes the stock options outstanding at November 30, 2023:

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
November 28, 2024	0.50	125,000	125,000	0.03	0.02
August 18, 2026	0.05	2,450,000	2,357,917	1.86	0.03
October 19, 2028	0.05	1,000,000	1,000,000	1.37	0.01
		3,575,000	3,482,917	3.26	0.06

c) Share purchase warrants

During the year ended November 30, 2023:

On July 24, 2023, pursuant to the closing of the private placement, the Company issued 9,907,000 common share purchase warrants. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.10 per share for a period of 5 years following the date of the issuance. The Company has allocated 100% proceeds to common share and $Nil to share purchase warrants by adopting the residual approach.

On July 24, 2023, pursuant to the finder's agreement in relation to the Offering, the Company issued 990,700 share warrants to the agent with an exercise price of $0.10 for a period of 5 years from the date of issuance. The share warrants were valued at $45,364 using Black-Scholes Option Pricing model with the following assumptions: average risk-free rate - 3.9%; expected life - 5 years; expected volatility - 100%; forfeiture rate - Nil and expected dividends - $Nil.

On March 30, 2023, pursuant to the closing of the private placement, the Company issued 26,480,000 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.10 for three (3) years from the closing of the Offering. The Company has allocated 100% proceeds to common share and $Nil to share purchase warrants by adopting the residual approach.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

On March 30, 2023, pursuant to the agency agreement in relation to the Offering, the Company issued 2,648,000 share warrants to the agent with an exercise price of $0.10 for a period of 3 years from the date of issuance. The share warrants were valued at $94,537 using Black-Scholes Option Pricing model with the following assumptions: average risk-free rate - 3.53%; expected life - 3 years; expected volatility - 100%; forfeiture rate - Nil and expected dividends - $Nil.

On March 27, 2023, pursuant to the closing of the private placement, the Company issued 7,200,000 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.10 for for three (3) years from closing of the Offering. The Company has allocated 100% proceeds to common share and $Nil to share purchase warrants by adopting the residual approach.

On March 27, 2023, pursuant to the agency agreement in relation to the Offering, the Company issued 200,000 share warrants to the agent with an exercise price of $0.10 for a period of 3 years from the date of issuance. The share warrants were valued at $9,439 using Black-Scholes Option Pricing model with the following assumptions: average risk-free rate - 3.4%; expected life - 3 years; expected volatility - 100%; forfeiture rate - Nil and expected dividends - $Nil.

During the year ended November 30, 2022

561,081 warrants with exercise price of $0.20 expired unexercised.

During the year ended November 30, 2021

On August 9, 2021, the Company issued 5,916,250 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 325,750 warrants to finder's warrants as described in note 12(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $79,032.

On January 29, 2021, the Company granted 3,350,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026. During the year ended November 30, 2021, 30,000 warrants were exercised at $0.25 per share.

On January 29, 2021, the Company also granted 222,400 warrants to finders in connection with the private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. During the year ended November 30, 2021, 4,240 warrants were exercised at $0.25 per share. The fair value was estimated using the Black-Scholes pricing model with estimated stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(c) Share purchase warrants (continued)

Share purchase warrant transactions and the number of share purchase warrants outstanding as of November 30, 2023, November 30, 2022, and November 30, 2021, are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2021	9,991,241	$0.42
Warrants expired	(561,081)	0.20
Balance, November 30, 2022	9,430,160	0.42
Granted	47,425,700	0.10
Balance, November 30, 2023	56,855,860	$0.14

The following summarizes the stock warrants outstanding at November 30, 2023:

Expiry Date	Exercise Price $	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price $
January 29, 2026	0.25	3,188,160	0.12	0.01
March 27, 2026	0.10	7,400,000	0.30	0.01
March 30, 2026	0.10	29,128,000	1.19	0.05
August 9, 2026	0.50	6,242,000	0.30	0.05
July 24, 2028	0.10	10,897,700	0.89	0.02
		56,855,860	2.80	0.14

13.    FINANCIAL RISK MANAGEMENT

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

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

13. FINANCIAL RISK MANAGEMENT (continued)

For the years ended November 30, 2023, and November 30, 2022, the fair value of the cash, accounts receivable, accounts payable, and due from related parties approximate the book value due to the short-term nature.

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

The Company's cash is currently invested in business accounts which are available on demand by the Company for its operations.

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

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, leases due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar and UK Sterling Pound against the Canadian dollar have affected comprehensive loss for the period by approximately $20,587 (2022 - $7,464 and 2021 - $26,633).

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

14. SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended November 30, 2023, 2022 and 2021, the Company has the following non-cash investing and financing activities:

For the years ended	November 30, 2023	November 30, 2022	November 30, 2021
Non-cash financing activities:
Fair value of options granted and vested	$99,588	$17,189	$1,144,342
Fair value of options exercised	-	-	158,106
Fair value of warrants granted	149,340	-	174,427
Fair value of warrants exercised	-	-	36,859
Shares issued to finders	-	-	100,500
Shares issued as compensation	169,000	17,189	307,734

For the years ended	November 30, 2023	November 30, 2022	November 30, 2021
Cash payments for:
Interest	$6,238	$-	$-
Taxes	-	-	-

15. COMMITMENTS AND CONTINGENCIES

The Company has certain commitments related to key management compensation (management fees) for $10,000 per month with no specific expiry of terms (Note 9).

During the year ended November 30, 2023, the Company, entered into joint venture agreements ("JVA") with third parties for the purpose of exploring opportunities to incorporate unmanned aerial vehicles/drones and docking stations with a software and with the vehicle-mounted solution. To the date of this report, the JVAs have yet to produce a product under these agreements and are under negotiation. Hence, no material transactions have been recognized in relation to these JVAs in the financial statements. One of the third parties initially cancelled the agreements on February 16, 2024. Subsequently, the Company and the said third party have been in discussions surrounding all existing agreements. As of report date, there is no conclusion yet on the negotiations between the parties.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

16. RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use assets

In November 2018, the Company's previously controlled subsidiary, PRT USA, entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018, and ending on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term is USD$3,005 ($3,726) per month from December 1, 2019, to November 01, 2020; USD$3,095 ($3,838) per month from December 1, 2020, to November 30, 2021; USD$3,188 ($3,953) per month from December 1, 2021 to November 30, 2022; and USD$3,284 ($4,072) per month from December 1, 2022 to November 30, 2023. However, PRT USA agreed to terminate their lease with an arm's length party on December 31, 2022.

On September 9, 2021, the Company's previously controlled subsidiary, PRT UK, entered into lease agreement with arm's length party to use the premises known as The Old Workshop, Estuary Road, King's Lynn, Norfolk from May 1, 2021 and will set to expire on April 30, 2024, with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default (Note 3)

During the year ended November 30, 2023, the Company has disposed of its UK and US subsidiaries (Note 3) Accordingly, the ROU asset and lease liabilities have been derecognized.

The following is the continuity of the cost and accumulated depreciation of right-of-use assets, for the year ended November 30, 2023, and for the year ended November 30, 2022:

Balance, November 30, 2021	$72,734
Additions	38,027
Amortization expense	(50,571)
Cumulative translation adjustment	1,008
Balance, November 30, 2022	$61,198
Cumulative translation adjustment	1,677
Disposal of net liabilities due to loss of control	(62,875)
Balance, November 30, 2023	$-

Lease liabilities

The following is the continuity of lease liability, for the years ended November 30, 2023, and 2022:

Balance, November 30, 2021	$86,346
Additions	38,027
Lease payments	(72,727)
Interest on lease liability	18,877
Cumulative translation adjustment	5,274
Balance, November 30, 2022	$75,797
Cumulative translation adjustment	145
Disposal of net liabilities due to loss of control	(75,942)
Balance, November 30, 2023	$-

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

16.  RIGHT-OF-USE ASSETS AND LEASE LIABILITY (continued)

As at November 30, 2023, and November 30, 2022, the minimum lease payments for the lease liabilities are as follows:

	November 30, 2023	November 30, 2022
Year ending:
2023	$-	$72,664
2024	-	9,716
Subtotal	-	82,380
Less: Interest expense on lease liabilities	-	(6,583)
Total present value of minimum lease payments	$-	$75,797

17. BREAKDOWN OF EXPENSES

		Years Ended November 30
General and Administrative Expenses	Note	2023	2022	2021
Accounting and audit fees	9	$92,723	$192,403	$73,202
Consulting fees	9	136,475	138,523	328,805
Investor relations		261,908	-	-
General office expenses		20,209	31,160	13,033
Insurance		11,180	16,065	11,401
Legal fees		224,140	51,603	152,144
Management fees	9	92,127	-	118,000
Rent		6,000	6,963	10,726
Salaries and benefits	9	54,100	330,337	313,626
Stock-based compensation	9, 12	99,588	-	1,144,342
Transfer agent and filing fees	12	63,912	59,385	80,310
Travel		8,212
Total		$1,070,574	$826,439	$2,245,589

Business development expenses amounting to $386,991 (2022 - $114,665; 2021 - $508,545) relate to corporate marketing and strategic investment initiatives done by the Company to build new businesses.

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

18. SEGMENTED INFORMATION

Following the loss of control of subsidiaries (Note 3) during the year ended November 30, 2023, the Company operates in one business segment, focusing on drone management and automation services as described in Note 1.

Reportable segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

19. INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2023, 2022 and 2021:

	2023	2022	2021
Net loss before tax and comprehensive loss	$(608,928)	$(2,667,798)	$(4,974,834)
Statutory tax rate	27%	27%	27%
Expected income tax (recovery)	$(164,000)	$(720,000)	$(1,343,000)
Permanent differences	(185,000)	617,000	985,000
Non-deductible items and others	1,848,000	1,436,000	1,331,000
Share issuance costs	63,000	-	-
Change in deferred tax assets not recognized	(1,562,000)	(1,333,000)	(973,000)
Income tax expense (recovery)	$-	$-	$-

Significant components of the Company's unrecognized deferred tax assets (liabilities) for the years ended November 30, 2023, and 2022 are shown below:

	2023	2022
Non-capital losses	$1,745,000	$1,367,000
Capital losses	21,000	21,000
Share issuance costs	82,000	48,000
Unrecognized deferred tax assets	(1,848,000)	(1,436,000)
Net deferred tax assets	$-	$-

Non-capital losses carryforward

The Company has non-capital loss carryforwards and net operating losses, for which no deferred tax asset has been recognized of approximately $6,464,410 (2022 - $5,061,190) which may be carried forward to apply against future income of the Company, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	November 30, 2023
2038	$675,203
2039	941,464
2040	1,561,728
2041	1,412,265
2042	470,530
2043	1,403,221
Total	$6,464,410

AETHER GLOBAL INNOVATIONS CORP. (formerly Plymouth Rock Technologies Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

20. SUBSEQUENT EVENTS

On December 1, 2023, the Company entered into a consulting service agreement with third party requiring the latter to render business advisory and consulting services of up to 50 hours per month with monthly compensation of $3,500 and 1,560,000 Free trading Restricted Stock Units (RSUs) over the course of 6 months issued at the market price on the contract signing date.

On December 20, 2023, the Company entered into a 90-day loan agreement with a Director amounting to $5,000 with interest of 10% per annum. On March 19, 2024, the terms were amended to extend the loan repayment date to June 19, 2024.

On January 8, 2024, the Company entered into a 90-day loan agreement with a third party amounting to $5,000 with interest of 10% per annum. On April 7, 2024, the terms were amended to extend the loan repayment date to July 7, 2024.

On March 5, 2024, pursuant to the facility agreements with a third party, the Company issued a conversion notice to borrower requiring the latter to convert the principal amount of $205,939 (£120,000) plus estimated accrued interest of $6,360 (£3,716) as at the date of this notice into fully paid ordinary shares in the capital of IDI. As of the date of this report, the shares have not been issued and the previously agreed upon conversion rate is still under negotiations with IDI.

On March 14, 2024, the Company announced the non-brokered private placement financing of up to 10,000,000 units (the "Units") of securities at a price of $0.05 CAD per Unit for aggregate gross proceeds of up to $500,000.00 (the "Offering"). Each Unit is comprised of one (1) common share and one (1) fully transferable purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for five (3) years from the closing of the Offering. Finder's fee may be payable on a portion of the offering at the discretion of the Company.

On March 15, 2024, the Company entered into a 90-day loan agreement with a third party amounting to $5,000 with interest of 10% per annum.

On March 28, 2024, the Company entered into a 90-day loan agreement with a third party amounting to $5,000 with interest of 10% per annum.

On April 10, 2024, the Company entered into a 90-day loan agreement with a third party amounting to $20,000 with interest of 10% per annum.

On April 11, 2024, the Company entered into a 60-day loan agreement with its Chairman of the Board amounting to $9,636 (US $7,000) with interest of 10% per annum.

On April 30, 2024, the Company entered into a 60-day loan agreement with a third party for $30,000 with interest of 12% per annum. The loan includes an option to convert into common shares of the Company equal to 100% of the principal amount of the loan plus all outstanding interest at the lowest price per share allowable under the policies of the CSE. The Company will issue a loan bonus of 50,000 commons shares to the lender.

On April 30, 2024, 200,000 stock options with exercise price of $0.05 were cancelled.

On May 1, 2024, the Company entered into a 60-day loan agreement with a third party for $15,000 with interest of 10% per annum.

On May 3, 2024, the Company entered into a 60-day loan agreement with a third party for $20,000 with interest of 10% per annum.

AETHER GLOBAL INNOVATIONS CORP.

(formerly Plymouth Rock Technologies Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Years Ended November 30, 2023, 2022 and 2021

INTRODUCTION

The following information should be read in conjunction with the audited consolidated financial statements of Aether Global Innovations Corp. (formerly Plymouth Rock Technologies Inc.) ("the Company" or "Aether" or "AETH") for the year ended November 30, 2023, as well as the audited consolidated financial statements of the Company for the year ended November 30, 2022 ("Financial Statements"); including the notes thereto. The Financial Statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial condition. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance.  They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this management discussion and analysis ("MD&A") and elsewhere in the Company's public disclosure documents. This MD&A has been approved by the Company's Board of Directors ("Board") as at May 15, 2024,

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at
700 - 1199 West Hastings Street, Vancouver, B.C., V6E 3T5.

On August 1, 2023, the Company changed its name to Aether Global Innovation Corp from Plymouth Rock Technologies Inc.

The Company's common shares are listed on the CSE under the symbol "AETH", on the Frankfurt Stock Exchange under the Symbol: 4XA, WKN# - A2N8RH and on the OTC Markets Group ("OTCQB") under the symbol: AETHF.

Aether is a pioneering company that takes great pride in collaborating with industry partners and academia as part of a consortium. Our primary goal is to revolutionize the drone technology market by providing cutting-edge automation and development solutions. Through our services, we strive to offer clients real-time critical reports and updates, empowered by the latest software and data gathering capabilities.

Drones have seen a remarkable rise in adoption, with applications ranging from domestic to defense scenarios. As we look towards the future, we firmly believe that automation and AI will continue to play a pivotal role in enhancing the capabilities and services provided by drones.

Our focus lies in serving large property and critical infrastructure owners, operators, and their management teams. By delivering bespoke services, we empower them to make well-informed decisions that can significantly impact their operations.

At Aether, we concentrate on three core service areas for UAV/Drone management and surveillance solutions:

UAV/Drone Design & Development: We are dedicated to creating innovative and state-of-the-art unmanned aerial vehicles. Our team of experts works tirelessly to design drones that meet the specific needs of our clients.Automation & Integrations: Embracing the power of automation, we streamline drone operations and integrate them seamlessly with existing systems. This synergy ensures maximum efficiency and effectiveness in every mission.

Drone Base Station Technologies: We are at the forefront of advancing drone base station technologies, optimizing connectivity and communication to enhance the performance of UAV fleet.

With a commitment to excellence and a vision for the future of drone technology, Aether is poised to shape the landscape of automation and data gathering, setting new standards for the industry.

On March 31, 2022, the British Columbia Securities Commission ("BCSC") issued a temporary management cease trade order ("MCTO") under National Policy 12-203 Management Cease Trade Orders, made at the request of the Company. This MCTO (citation: 2022 BCSECOM 103) prohibited the Company's insiders from trading in the securities of the Company until such time as the annual audited financial statements for the year ended November 30, 2021, the management's discussion and analysis, and the related Chief Executive Officer and Chief Financial Officer certificates ("the Required Filings") and all continuous disclosure requirements have been filed by the Company, and the MCTO has been lifted. The Company's inability to file the Required Filings before the required March 30, 2022, filing deadline is a result of Covid-19 related and other delays in obtaining information with respect to a U.K. subsidiary acquired during the fiscal period. The Company has applied for and has been granted a MCTO by the BCSC.

On May 13, 2022, the Company filed the Required Filings1 and the BCSC lifted the MCTO on May 16, 2022.

The British Columbia Securities Commission issued a cease trade order affecting the Company on November 4, 2022, for failure to file the following required disclosure:

  1. Interim financial report for the period ended August 31, 2022,

  2. Interim management's discussion and analysis for the period ended August 31, 2022,

  3. Certification of interim filings for the period ended August 31, 2022.

The cease trade order was rescinded on December 19, 2022.

During the February to May 2023, the Company has pivoted its direction towards a drone management and solutions business. Together with a new set of management and Board of Directors (see DIRECTORS), the Company is exploring opportunities with new key partners for success.

In March 2023, the Company completed a non-brokered private placement for aggregate gross proceeds of $1,684,000 (see LIQUIDITY and CAPITAL RESOURCES).

On April 11, 2023, the Company signed a Memorandum of Understanding ("MOU") for a Strategic Partnership with iDroneImages Ltd. ("IDI"). Aether views this as a strategic partnership addressing 3 core strategic focus areas for the company - management and monitoring, automation, and drone infrastructure (i.e. docking stations). (See Recent Business Updates)

Management and Monitoring: Drones have become an increasingly popular tool for use with critical infrastructure, such as oil and gas facilities and pipeline, large mining and construction sites, and government facilities.

Automation: It will be a critical focus area, as pre-determined flight paths with seamless operations will be important for infrastructure monitoring and management.

___________________________________
1 Required Filings include financial statements for the period ended and Management's Discussion and Analysis

Drone's infrastructure (the Docking Stations): The Strategic Partnership with IDI, provides a leading-edge drone in the box solution, which helps address these specific and important focus areas. (See Recent Business Updates)

On May 7-12, 2023, the Company together with IDI and Watchdog Equipment showcased the integration of a self-operating drone-in-the-box technology from IDI with the mobile renewable power platform from Watchdog Equipment in the Governor's Hurricane Conference in Palm Beach, Florida, USA. The Company's goal is to offer a three-pronged solution - Drone Management and Monitoring, Automation and Integration and a Drone Base Station Infrastructure and Technology. (See Recent Business Updates)

In June 2023, the Company has initiated the liquidation and closing of its UK subsidiaries, Plymouth Rock Technologies UK Limited ("PRT UK") and Tetra Drones Limited ("Tetra Drones"). In July 2023, the Company has also divested from its US subsidiary, Plymouth Rock Technologies USA ("PRT USA") (See RESULTS OF OPERATIONS - Discontinued Operations - Loss of Control).

On July 19, 2023, Aether signed an MOU for a Strategic Partnership with Protegimus Protection Ltd ("Protegimus"). The MOU is non-binding until finalized and will focus initially on Collaborative Business Development efforts specifically focused on critical infrastructure and security applications for remote monitoring (DiaB), this includes, (i) establishing key strategic objectives and client programs for new regions, specifically Asia Pacific and the Middle East and (ii) identifying additional services and capabilities for fixed and mobile aerial support operation center (ASOC) services, which are all of mutual interests to Aether and Protegimus.

In July 2023, the Company completed a non-brokered private placement for aggregate gross proceeds of $594,420 (see LIQUIDITY and CAPITAL RESOURCES).

On August 16, 2023, the Company signed an MOU for a strategic partnership with Grupo Senseta Inc., a deep tech, AI and big data-driven cybersecurity and intelligent drone services company. The Strategic Partnership MOU is non-binding until finalized and will focus initially on collaborative product development focused on critical infrastructure and security applications for monitoring, surveillance and data collection of government facilities, critical infrastructure and pipelines, electrical grids and waterways.

On August 21, 2023, the Company and IDI signed an MOU for a strategic partnership with Limitless Integration LLC, an integration solutions and deployment service provider for safety and security communications and surveillance technologies. The Strategic Partnership MOU is non-binding until finalized and will focus initially on collaborative product integrations and deployment with a focus around large-scale facilities and critical infrastructure operations. (See Recent Business Updates)

On April 3, 2024, the British Columbia Securities Commission ("BCSC") issued a temporary management cease trade order ("MCTO") under National Policy 12-203 Management Cease Trade Orders, made at the request of the Company. This MCTO (citation: 2022 BCSECOM 103) prohibited the Company's insiders from trading in the securities of the Company until such time as the annual audited financial statements for the year ended November 30, 2023, the management's discussion and analysis, and the related Chief Executive Officer and Chief Financial Officer certificates ("the Required Filings") and all continuous disclosure requirements have been filed by the Company, and the MCTO has been lifted. The Company's inability to file the Required Filings before the required April 2, 2024, filing deadline is a result of delay in completion of audit procedures related to the quantification of losses incurred by subsidiary corporations which are no longer controlled by the Company. The Company has applied for and has been granted a MCTO by the BCSC.

Partnership with IDI

During the year ended November 30, 2023, the Company provided facility agreements with a third party to fund the latter's new and existing business opportunities. This solidifies the Company's commitment to further its partnership with IDI and the move towards autonomous drone applications through further development of a dedicated drone docking station.

On May 29, 2023, further to the MOU signed by the Company and IDI, the Company signed a facility agreement with IDI wherein the Company will provide a total of £50,000 ($84,929). The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 5% of the diluted share capital of the third party and no conversion was made to date.

On July 6, 2023, the Company signed a Profit and Intellectual Property Share Agreement with IDI. The agreement is broken into two parts.

a) Profit sharing: profit sharing on all IDI's NeXus and NeXusPlus Drone-in-a-Box (Diab) sales from date of the signed agreement. Aether will assist IDI in its business development, marketing and sales of its DiaB product line by tapping into the Company's global network of business and security leaders. The Company will provide new customer and industry research, marketing support, client prospecting and sales negotiations, and customer experience (CX) feedback from buyers. Aether will receive 25% percent of the profits earned for the sales of the IDIPLOYER's DiaB solutions.

b) Software Intellectual Property Sharing: joint ownership of all intellectual property (IP) software co-development from date of the signed agreement. Aether will hire a software engineer to work directly with IDIPLOYER to design and develop DiaB software solutions to meet individual client's needs, which will help secure sales of IDIPLOYER's DiaB product line. Each company will own 50% of the IP software developed.

On July 25, 2023, the Company signed another facility agreement with IDI to provide £35,000 for general corporate purposes and it has sent a total of  $60,151 (£35,000). The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 3.5% of the diluted share capital of the third party.

On August 11, 2023, the Company signed another facility agreement with IDI to provide £15,000 for general corporate purposes and it has sent a total of $26,017 (£15,000). The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 1.5% of the diluted share capital of the third party.

On September 30, 2023, the Company signed another facility agreement with IDI to provide £10,000 for general corporate purposes and it has sent a total of $17,093 (£10,000). The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 1% of the diluted share capital of the third party.

On November 24, 2023, the Company signed another facility agreement with IDI to provide £10,000 for general corporate purposes and it has sent a total of $17,748 (£10,000). The agreement provides for a 5% annual interest rate and the Company has the option to convert the full amount to 1% of the diluted share capital of the third party.

At the time of the drafting of this year-end 2023 MD&A, the Company has begun negotiations with IDI surrounding the conversion rate of the loan to equity in their company. The Company expects these negotiations to be completed in time to update the marketplace within the fiscal year 2024.

In light of the above, as at year end November 30, 2023, the Company has loaned a total of $212,299 (£120,000 plus accrued interest). On March 5, 2024, pursuant to the facility agreements, the Company issued a conversion notice to IDI requiring the latter to convert the principal plus accrued interest as at the date of such notice into fully paid ordinary shares in the capital of IDI. As of the date of this report, the shares have not been issued and the previously agreed upon conversion rate is still under negotiations with IDI.

The Technology

IDI's Drone-in-a-Box ("DiaB") Solution provides users with the system that can support their needs while being cost-effective. The drone in a box solution provides organizations the ability to make critical decisions based on real time data being provided by autonomous drones. This solution has a myriad of applications for critical infrastructure monitoring, oil and gas and agriculture.

On August 30, 2023, signed Strategic Joint Venture Partnership MOU with Ruf Diamond LLC (RufDiamond)., a distributor and retrofitter of all-terrain vehicles and equipment built to withstand the harshest of conditions. The joint venture will look to identify business opportunities to exploit the development, integration and deployment of an automated drone solution from RufDiamond's retrofitted all-terrain FatTruck vehicle platforms.

On September 18, 2023, the company signed a MOU with STA QSTP LLC ("STA"), a cutting edge, innovative and bespoke technology solutions provider. STA has deep expertise in aerial solutions that feature rugged UAVs with intelligent control systems and enhanced safety and security features. The technology firm offers smart UAV solutions and applications with mission critical sensors and payloads that offer bespoke intelligent aerial solutions for each client's particular needs.

Recent Business Updates

Regarding the above transactions with IDI, the Company is still in the process of negotiating the terms and conditions with the former to further their partnership towards the development of the drone docking station. As of the date of this report, the shares have not been issued and the previously agreed upon conversion rate is still under negotiations with IDI.

RESULTS OF OPERATIONS

Years ended November 30, 2023, and 2022.

During the year ended November 30, 2023, the Company had a comprehensive loss of $634,059 compared to a comprehensive loss of $2,739,060 for the year ended November 30, 2022. The decrease in comprehensive losses were primarily driven by the following:

•

Accounting and audit fees of $92,723 (November 30, 2022 - $192,403). The amount decreased in the current period due to a lower cost charged by new auditors for the 2022 year-end financial audit. Year end 2021 audit fee final billing spilled over through the first two quarters of the year 2022. The higher audit fees resulted from the difficulty in getting complete records from the UK subsidiaries - PRT UK and Tetra Drones which also caused the Company to go under an MCTO.

•

Business development expenses of $386,991 (November 30, 2022 - $114,665) increased due to the new direction taken by the Company. The Company has engaged a team of experienced consultants who aids in building strategies and helps introduce the Company to new key partners that will help the Company grow.

•

Consulting fees of $136,475 (November 30, 2022 - $138,523) slightly decreased from last year due to the cancellation of the consulting fees contract with a director during the current year (see Transaction with Related Parties). The consulting fees were previously paid in shares.

•

Investor relations of $261,908 (November 30, 2022 - $Nil) were paid to a consultant for advisory services.  The services generally relate to capital markets advice and assistance in dealing with strategic investors for the Company.

•	General office expenses of $20,209 (November 30, 2022 - $31,160) decreased as no new development on the website was done for the company during this period.

•	Insurance of $11,180 (November 30, 2022 - $16,065) decreased due to decrease in rate of insurance provider by the supplier.
•	Rent of $6,000 (November 30, 2022 - $6,963) decreased due to the lower fixed rent fees in the current year.
•

Legal fees of $224,140 (November 30, 2022 - $51,603) increased due to compliance related to the change of board and retention of legal counsel for advisory services regarding the discontinued subsidiaries.

•	Management fees of $92,127 (November 30, 2022 - $Nil) increased from last year's as management fee was accounted under "loss from discontinued operations". (See Transactions with Related Parties).
•	Transfer agent and filing fees of $63,912 (November 30, 2022 - $59,385) increased due to an increase in the fees charged by the service providers.
•	Travel expenses of $8,212 (November 30, 2022 - $Nil) was spent for business trips to attend conferences for the current year.
•	Stock-based compensation of $99,588 (November 30, 2022 - $Nil) refers to a portion of the value of the stock options granted by the Company which are expensed during the period (See Capital Stock).
•	Impairment loss of $209,702 (November 30, 2022 - $Nil) was recognized due to uncertainty surrounding collectability of the long-term receivable.

Fourth quarter ended November 30, 2023, and 2022

During the quarter ended November 30, 2023, the Company had a comprehensive loss of $588,795 compared to a comprehensive loss of $874,897 for the quarter ended November 30, 2022. The decrease in comprehensive losses were primarily driven by the following:

•	Accounting and audit fees of $28,509 (November 30, 2022 - $18,851) increased as compared to the previous period due to the increase in number of transactions.
•

Business development expenses of $57,277 (November 30, 2022 - $7,500) increased due to the new direction taken by the Company. The Company has engaged a team of experienced consultants who aids in building strategies and helps introduce the Company to new key partners that will help the Company grow.

•

Investor relations of $25,000 (November 30, 2022 - $Nil) were paid to a consultant for advisory services.  The services generally relate to capital markets advice and assistance in dealing with strategic investors for the Company.

•	Consulting fees of $31,151 (November 30, 2022 - $31,534) decreased slightly from last year due to decrease in consultancy fees. (see Transaction with Related Parties).
•	Insurance of $3,750 (November 30, 2022 - $6,212) decreased due to decrease in rate of insurance provider by the supplier.
•	General office expenses of $4,789 (November 30, 2022 - $23,566) decreased as no new development on the website was done for the company during this period.
•	Legal fees of $84,431 (November 30, 2022 - $2,680) increased due to additional costs related to advisory services on the discontinued subsidiaries as well as consultation for new businesses.
•

Management fees of $30,000 (November 30, 2022 - $Nil) increased due to payment of management fees paid or accrued to the CEO and CFO in the current year (See Transactions with Related Parties). In previous years, the Former CEO was paid in salaries and the CFO fees were recognized under loss from discontinued operations for the previous year.

•	Rent of $1,500 (November 30, 2022 - $975) decreased due to the lower fixed rent fees in the current year.
•	Transfer agent and filing fees of $16,391 (November 30, 2022 - $9,017) increased due to increase in the fees charged by the service providers.
•	Travel expenses of $4,745 (November 30, 2022 - $Nil) was spent for business trips to attend conferences for the quarter.
•	Impairment loss of $209,702 (November 30, 2022 - $Nil) was recognized due to uncertainty surrounding collectability of the long-term receivable.

•	Stock-based compensation of $39,803 (November 30, 2022 - $Nil) refers to a portion of the value of the stock options granted by the Company which are expensed during the period (See Capital Stock).

Discontinued Operations - Loss of Control

During the first two quarters of fiscal year ending November 30, 2023, the Company did a full review on UK Operations (PRT UK and Tetra Drones) to mitigate further losses on these subsidiaries. After months of discussion, the Board decided that to protect the interest of shareholders, the Company will be better off putting the UK subsidiaries under liquidation. Therefore, on June 16, 2023, the Company announced its decision to close down previously controlled subsidiaries, PRT UK and Tetra Drones as a result of the move towards a drone management and monitoring solutions business. On July 6, 2023, pursuant to a special resolution by its Directors, PRT UK was wound up voluntarily and appointed liquidators in the UK for the purposes of such winding up. On September 4, 2023, pursuant to a special resolution by its Directors, Tetra Drones was also put into liquidation.

Similarly, due to lack of oversight and difficulty in obtaining complete and accurate books and records, resignation of key management personnel in the US Subsidiary, on July 20, 2023, the Company announced that it has also ceased operations with its U.S. Subsidiary, PRT USA.

During the third quarter of fiscal year ending November 30, 2023, the Company determined that due to having PRT UK and Tetra Drones put into liquidation and ceasing operations with PRT USA, that it no longer has control over the operations of the said subsidiaries and there is no intent from management to continue operating these businesses.  The Company assessed the date of loss of control and determined it be December 1, 2022 as no reliable financial records and supporting documents were accessible for financial reporting purposes subsequent to November 30, 2022.

As a result of loss of control, the Company considered its PRT UK, PRT USA and Tetra Drones operations to have met the definition of discontinued operations and as such, assets, liabilities and results of operations that can be distinguished operationally and for financial reporting purposes from the rest of the Company have been terminated and reported separately in the financial statements.

A discontinued operation is a component of the Company that either has been abandoned, disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

During the year ended November 30, 2023, the gain (loss) from discontinued operations - loss of control presented in the statement of loss and comprehensive loss is broken down as follows:

	Year ended November 30
	2023	2022	2021
Net Gain (Loss) from discontinued operations - loss of control	$995,142	$(1,949,330)	$(2,191,326)

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr4 November 30, 2023	Qtr3 August 31, 2023	Qtr2 May 31, 2023	Qtr1 February 28, 2023
Total Revenues, including interest income	$ -	$ -	$ -	$ -
Net loss/(gain)	(588,795)	(427,435)	(485,011)	892,313
Basic and diluted loss per share from continuing operations	(0.01)	(0.01)	(0.02)	(0.00)
Basic and diluted loss per share from discontinued operations	0.00	0.00	0.00	0.03

	Qtr4 November 30,2022	Qtr3 August 31,2022	Qtr2 May 31, 2022	Qtr1 February 28, 2022
Total Revenues, including interest income	$ -	$ -	$ -	$ -
Net loss	(661,445)	(778,398)	(479,969)	(747,986)
Basic and diluted loss per share from continuing operations	(0.05)	(0.03)	(0.01)	(0.01)
Basic and Diluted loss per share from discontinued operations - loss of control	(0.01)	(0.01)	(0.00)	(0.01)

The net loss in the quarter ended November 30, 2023, compared with the third quarter of 2023 was primarily due to the impairment loss on the loan receivable as well as recognition of salaries of a previous officer during the last quarter of the year. From quarter two ended May 31, 2023 to quarter three ended August 31, 2023, the decrease was mostly due to lower investor relations expenses partially offset by the stock-based compensation for options issued in August 2023. The net income in the first quarter of 2023 compared with the net losses in 2022 quarters was primarily due to recognition of gain from loss of control of subsidiaries during that quarter.

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

As at November 30, 2023, the Company had $228,253 in current assets (November 30, 2022 - $62,202) and $497,776 in current liabilities (November 30, 2022 - $2,087,875) for a working capital deficit of $269,523 compared to a working capital deficit of $2,025,673 as at November 30, 2022. The reduction of the working capital deficit is mostly driven by discontinuance of subsidiaries.

As at November 30, 2023, the Company had a share capital balance of $13,916,448 (November 30, 2022 - $11,851,771) and an accumulated deficit of $17,144,688 (November 30, 2022 - $16,535,760).  The increase in share capital is due to private placement closing in March 2023, private placement closing in July 2023 and shares issued for investor relations services during the period.

Financing of operations has been achieved solely by sales loans and equity financing. However, the Company expects to generate profitable revenue in the coming years with adequate investment to support adding experienced manufacturing personnel and capital equipment. Currently the Company is primarily reliant upon the sale of equity securities, loans and some product sales in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis.  The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.

The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year. The management plans to continue reviewing the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.  These factors and uncertainty cast significant doubt about the Company's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2023

Cash balances increased by a total of $25,428 during the year ended November 30, 2023 (November 30, 2022 - decreased by $343,725).  During the current year, the cash increase is mainly due to proceeds from private placement financing offset by the increased costs of operations.

During the year ended November 30, 2023, cash used in operating activities was $2,726,009 compared to cash used in operating activities of $414,024 during the year ended November 30, 2022. Most of the cash outflows were for payments of operating costs as well as the outflows from the operations of previously controlled subsidiaries.

Cash inflow in investing activities during the year ended November 30, 2023, was $785,439 (November 30, 2022 - provided by investing activities $Nil). Positive cash inflow from investing activity is mainly due to the discontinued operations. In the current year, the Company has loaned $209,703 (£120,000 plus accrued interest) to IDI to fund the latter's new and existing business opportunities.

Cash inflow in financing activities during the year ended November 30, 2023, was $1,965,998 compared to cash inflow by financing activities of $70,299 during the year ended November 30, 2022. During the current year, the Company has received subscription money of $2,278,420 (2022 - $Nil) in private placements closed during the current period and paid $233,403 share issuance cost. The Company has also repaid loans payable amounting to $79,019.

PROPOSED TRANSACTIONS

As at the date of this report, the Company has no proposed transactions.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of the Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

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

As at November 30, 2023, $372,650 (November 30, 2022 - $705,672) was due to directors and officers of the Company:

	November 30, 2023	November 30, 2022
Former CFO of the Company- Susan Gardner	$-	$67,540
Former interim CEO of the Company - Carl Cagliarini	-	250,179
President and CEO- Philip Lancaster	6,077	78,750
Former CEO and Director - Dana Wheeler	361,573	307,472
Director and Chairman - Douglas Smith	-	1,731
Company controlled by a director - Zara Kanji	5,000	-
	$372,650	$705,672

During the year ended November 30, 2023, and 2022 and 2021, the Company entered into the following transactions with related parties:

	November 30, 2023	November 30, 2022	November 30, 2021
Management fees	$92,127	$-	$55,000
Consulting fees	47,500	135,000	307,734
Accounting fees	63,844	-	36,202
Professional fees	10,429	-	-
Others	7144	-	5,000
Stock-based compensation	57,425	-	410,132
Salaries and benefits	54,100	330,337	313,626
	$332,570	$465,337	$1,127,694

Management fees consisted of the following:

	November 30, 2023	November 30, 2022	November 30, 2021
Company controlled by the President and CEO	$35,000	$-	$-
CFO	30,000	-	-
Former Interim CEO - Carl Cagliarini	27,127	-	-
Company controlled by a Director and Former CFO - Zara Kanji	-	-	55,000
	$92,127	$-	$55,000

Consulting fees consisted of the following:

	November 30, 2023	November 30, 2022	November 30, 2021
Director and Chairman - Douglas Smith	$-	$-	$307,734
Company controlled by the President and CEO - Philip Lancaster	47,500	75,000	-
Company controlled by the Former Corporate Secretary- Vivian Katsuris	-	60,000	-
	$47,500	$135,000	$307,734

Accounting fees of $63,844 (2022 - $Nil and 2021 - $36,202) were paid or accrued to a company controlled by a director - Zara Kanji.

During the year ended November 30, 2023, the Company entered into a loan agreement with the CEO for $6,000 and an interest of 10%. The loan was repaid within the year and all accrued interest was forgiven (Note 10).

During the year ended November 30, 2023, the Company had below stock options held by the Company's former and current directors and officers. The amount recognized as expense for these options for the year ended November 30, 2023, and 2022 are as follows:

	November 30, 2023		November 30, 2022
	Number of options held	Expense for the period (vested)	Number of options held	Expense for the period (vested)

Philip Lancaster, CEO	800,000	$24,834	-	$-
Karen Mae Parrin, CFO	200,000	6,208	-	-
Douglas Smith, Director and Chairman	200,000	6,208	300,000	-
Zara Kanji, Director	300,000	9,312	150,000	-
Dr. Khalid Al-Ali, Director	200,000	6,208	150,000	-
Al Treddenick, Director	100,000	3,103
Nancy Boufeas, Company Secretary	50,000	1,552	-	-
Dana Wheeler, Former Director	-	-	600,000	-
Vivian Katsuris, Former Corporate Secretary	-	-	150,000	-
Angelos Kostopoulos, Former Director	-	-	150,000	-
Thomas Nash, Former Director	-	-	150,000	-
	1,850,000	$57,425	1,650,000*	$-

*During the year ended November 30, 2023, 1,650,000 stock options held by the former Directors and Officers were cancelled due to resignation from their position

Salaries of $54,100 (2022- $330,337 and 2021 - $313,626) were paid or accrued to the Former CEO - Dana Wheeler. Others consisted of: (1) Travel of $3,467 (2022 - $Nil and 2021 - $Nil) paid or accrued to a company controlled by a CEO; (2) Office and general expenses $3,677 (2022 - $Nil and 2021 - $Nil)  paid or accrued to a company controlled by the CEO; and (3) Rent of $Nil (2022 - $Nil and 2021 - $5,000) were paid or accrued to a company controlled by a director- Zara Kanji.

Gain on debt forgiveness of $62,500 (2022 - $Nil and 2021 - $Nil) is the consulting fees forgiven by the company controlled by the President and CEO. The amount is recognized in the statement of loss and comprehensive loss as the consulting fees were approved by the Board and the CEO is not a primary shareholder of the Company.

On December 20, 2023, the Company entered into a 60-day loan agreement with a Director - Zara Kanji amounting to $5,000 with interest of 10% per annum.

On April 11, 2024, the Company entered into a 60-day loan agreement with its Chairman of the Board amounting to $9,636 (US $7,000) with interest of 10% per annum.

MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the Financial Statements for the period ended November 30, 2023, that are available on SEDAR+ at www.sedarplus.ca.

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

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the for the year ended November 30, 2023, and November 30, 2022, the fair value of the cash, accounts receivable, accounts payable, and due from related parties approximate the book value due to the short-term nature.

The Company is exposed to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash.  As at November 30, 2023, the Company has cash balance of $38,555 (November 30, 2022 - $ 13,127) to settle current liabilities of $497,776 (November 30, 2022 - $2,087,875).  The Company's future financial success will be dependent upon the ability to monetize its technologies or obtain necessary financing to meet its contractual obligations.

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

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the period by approximately 39,997 (2022 - $81,052 and 2021 - $1,200).

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at November 30, 2023, and report date, the following table summarizes the outstanding share capital, stock options, and share purchase warrants of the Company:

	As at
	November 30, 2023	Report Date
Common shares	105,504,461	105,504,461
Stock Options	3,575,000	3,375,000
Share Purchase Warrants	56,855,860	56,855,860

Subsequent to the year ended November 30, 2023

On March 14, 2024, the Company announced a non-brokered private placement financing of up to 10,000,000 units (the "Units") of securities at a price of $0.05 per Unit for aggregate gross proceeds of up to $500,000. Each Unit will be comprised of one common share and one full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement.

On December 1, 2023, the Company entered into a consulting service agreement with third party requiring the latter to render business advisory and consulting services of up to 50 hours per month with monthly compensation of $3,500 and 1,560,000 Free trading Restricted Stock Units (RSUs) over the course of 6 months issued at the market price on the contract signing date.

During the year ended November 30, 2023

On July 24, 2023, the Company closed a non-brokered private placement and issued 9,907,000 common shares at a price of $0.06 per unit for gross proceeds of $594,420. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for five (5) years from the closing of the Offering. The company has paid cash finders fees of $59,442, legal fees of $8,082 and 990,700 finders' b-warrants were paid on a portion of the Offering. Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for five (5) years from closing of the Offering.

Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for five (5) years from the closing of the Offering.

On May 30, 2023, the Company issued 2,600,000 common shares as compensation for Investor relations to an arm's length party valued at a total of $169,000.

On March 30, 2023, the Company closed a non-brokered private placement and issued 26,480,000 common shares at a price of $0.05 per unit for gross proceeds of $1,324,000. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three (3) years from the closing of the Offering. The company has paid cash finders fees of $95,900 and legal fees of $17,500 and and 2,648,000 finders' b-warrants were paid on a portion of the Offering. Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for three (3) years from the closing of the Offering.

On March 27, 2023, the Company closed a non-brokered private placement and issued 7,200,000 common shares at a price of $0.05 per unit for gross proceeds of $360,000. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three (3) years from the closing of the Offering. The company has paid cash finders fees of $46,500 and legal fees of $6,000 and 200,000 finders' b-warrants were paid on a portion of the Offering. Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for three (3) years from the closing of the Offering.

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

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with an exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years.

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees. Each finder's Unit is comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

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

Subsequent to the year ended November 30, 2023

On April 30, 2024, 200,000 stock options with exercise price of $0.05 were cancelled.

During the year ended November 30, 2023:

On October 19, 2023, the Company granted 1,000,000 incentive stock options vesting immediately to a consultant with an exercise price of $0.05 per share for a period of three years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated stock price of $0.02351, volatility 91%, risk-free rate 4.91%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $23,540.

On August 18, 2023, the Company granted 2,450,000 incentive stock options to Directors, Officers and consultants with an exercise price of $0.05 per share for a period of three years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.03104, volatility 96%, risk-free rate 4.51%, dividend yield 0%, and expected life of 3 years. With these assumptions, the fair value of options was determined to be $76,048. 1,800,000 stock options issued to Directors and Officers vest immediately and 650,000 stock options issued to consultants vests in 4 months.

During the year ended November 30, 2023, 2,200,000 options, 1,550,000 options and 150,000 options with exercise prices of $0.60, 0.75 and 0.50, respectively, were cancelled.

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

Stock option transactions and the number of stock options outstanding as at November 30, 2023, November 30, 2022, and November 30, 2021, are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2021	4,225,000	$0.64
Expired	(75,000)	0.50
Cancelled	(125,000)	0.50
Balance, November 30, 2022	4,025,000	$0.66
Cancelled	(3,900,000)	0.66
Granted	3,450,000	0.04
Balance, November 30, 2023	3,575,000	$0.06

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
November 28, 2024	0.50	125,000	125,000	0.03	0.02
August 16, 2026	0.05	2,450,000	2,357,917	1.86	0.03
October 19, 2028	0.05	1,000,000	1,000,000	1.37	0.01
		3,575,000	3,482,917	3.26	0.06

Share Purchase Warrants

During the year ended November 30, 2023:

On July 24, 2023, pursuant to the closing of the private placement, the Company issued 9,907,000 common share purchase warrants. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.10 per share for a period of 5 years following the date of the issuance. The Company has allocated 100% proceeds to common share and $Nil to share purchase warrants by adopting the residual approach.

On July 24, 2023, pursuant to the finder's agreement in relation to the Offering, the Company issued 990,700 share warrants to the agent with an exercise price of $0.10 for a period of 5 years from the date of issuance. The share warrants were valued at $45,364 using Black-Scholes Option Pricing model with the following assumptions: average risk-free rate - 3.9%; expected life - 5 years; expected volatility - 100%; forfeiture rate - Nil and expected dividends - $Nil.

On March 30, 2023, the Company issued 26,480,000 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.10 for three from closing of the offering.

On March 30, 2023, pursuant to the closing of the private placement, the Company issued 26,480,000 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.10 for three (3) years from the closing of the Offering. The Company has allocated 100% proceeds to common share and $Nil to share purchase warrants by adopting the residual approach.

On March 30, 2023, pursuant to the agency agreement in relation to the Offering, the Company issued 2,648,000 share warrants to the agent with an exercise price of $0.10 for a period of 3 years from the date of issuance. The share warrants were valued at $94,537 using Black-Scholes Option Pricing model with the following assumptions: average risk-free rate - 3.53%; expected life - 3 years; expected volatility - 100%; forfeiture rate - Nil and expected dividends - $Nil.

On March 27, 2023, pursuant to the closing of the private placement, the Company issued 7,200,000 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.10 for three (3) years from closing of the Offering. The Company has allocated 100% proceeds to common share and $Nil to share purchase warrants by adopting the residual approach.

On March 27, 2023, pursuant to the agency agreement in relation to the Offering, the Company issued 200,000 share warrants to the agent with an exercise price of $0.10 for a period of 3 years from the date of issuance. The share warrants were valued at $9,439 using Black-Scholes Option Pricing model with the following assumptions: average risk-free rate - 3.9%; expected life - 5 years; expected volatility - 100%; forfeiture rate - Nil and expected dividends - $Nil.

During the year ended November 30, 2022:

561,081 warrants with exercise price of $0.20 expired unexercised.

During the year ended November 30, 2021:

On August 9, 2021, the Company granted 5,916,250 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 325,750 warrants to finder's warrants as described in note 12(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $79,032.

On January 29, 2021, the Company granted 3,350,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026. During the year ended November 30, 2021, 30,000 warrants were exercised at $0.25 per share.

On January 29, 2021, the Company also granted 222,400 warrants to finders in connection with the Private Placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. During the year ended November 30, 2021, 4,240 warrants were exercised at $0.25 per share. The fair value was estimated using the Black-Scholes pricing model with estimated stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2023, November 30, 2022, and November 30, 2021, are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2021	9,991,241	$0.42
Warrants expired	(561,081)	0.20
Balance, November 30, 2022	9,430,160	$0.42
Warrants issued	47,425,700	0.10
Balance, November 30, 2023	56,855,860	$0.14

The following summarizes the stock warrants outstanding as at November 30, 2023:

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
January 29, 2026	0.25	3,188,160	0.12	0.01
March 27, 2026	0.10	7,400,000	0.30	0.01
March 30, 2026	0.10	29,128,000	1.19	0.05
August 9, 2026	0.50	6,242,000	0.30	0.05
July 24, 2028	0.10	10,897,700	0.89	0.02
		56,855,860	2.80	0.14

COMMITMENTS AND CONTINGENCIES

The Company has certain commitments related to key management compensation (management fees) for $10,000 per month with no specific expiry of terms.

On December 1, 2023, the Company entered into a consulting service agreement with third party requiring the latter to render business advisory and consulting services of up to 50 hours per month with monthly compensation of $3,500 and 1,560,000 Free trading Restricted Stock Units (RSUs) over the course of 6 months issued at the market price on the contract signing date.

During the year ended November 30, 2023, the Company, entered into joint venture agreements ("JVA") with third parties for the purpose of exploring opportunities to incorporate unmanned aerial vehicles/drones and docking stations with a software and with the vehicle-mounted solution. To the date of this report, the JVAs have yet to produce a product under these agreements, and agreements and are under negotiation. Hence, no material transactions have been recognized in relation to these JVAs in the financial statements. One of the third parties initially cancelled the agreements on February 16, 2024. Subsequently, the Company and the said third party have been in discussions surrounding all existing agreements. As of report date, there is no conclusion yet on the negotiations between the parties. (See Recent Business Updates)

RISKS RELATED TO OUR BUSINESS

The Company believes that the following risks and uncertainties may materially affect its success.

Limited Operating History

The Company has not yet generated revenues. The Company was incorporated on October 17, 2011, and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations. However, it is optimistic due to new direction and strategy specifically around investment into new technologies and global growth opportunities through strategic partnerships.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required. However, the company has reduced costs significantly in order to preserve capital and reach its new goals and milestones. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion and pursue only those development plans that can be funded through cash flows generated from its existing operations.

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

Competition

The Company has defined their objectives and has explored what was and what was not working within the organization. Aether now has a clear disciplined direction that involves new focus around drone automation and development. The competition in this area only validates the company's decision to move in the direction described.

Intellectual Property

The company is now engaged in creating additional value through the development of API's that will in turn result in ownership around valuable IP. This will also result in additional AI capability and future IP.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, toxic substances, and other matters.  Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses.

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

On January 13, 2022, the company appointed Susan Gardner as the CFO.

On January 13, 2022, Tim Crowhurst resigned as a Director of the Company. On January 13, 2022, Carl Cagliarini and Vivian Katsuris were appointed as Directors of the Company.

On March 16, 2022, Vivian Katsuris resigned as a Director and Corporate Secretary of the Company.

On June 9, 2022, the Company appointed Philip Lancaster to its Board of Directors.

On July 19, 2022, Angelos Kostopoulos resigned as a Director of the Company.

On February 3, 2023, the Company appointed Philip Lancaster as President and Corporate Secretary, replacing Dana Wheeler as President.

On February 3, 2023, the Company appointed Carl Cagliarini as interim CEO, replacing Dana Wheeler. Dana Wheeler remained as a Director.

On March 31, 2023, Thomas Nash resigned as a Director of the Company.

On April 10, 2023, the Company appointed Zara Kanji as Director of the Company.

On May 10, 2023, the Company appointed Philip Lancaster as the CEO of the Company.

On May 10, 2023, Carl Cagliarini resigned as a Director of the Company.

On May 12, 2023, Susan Gardner resigned as the CFO of the Company.

On May 15, 2023, the Company appointed Karen Mae Parrin as CFO of the Company and on May 20, 2023, as the Corporate Secretary, replacing Philip Lancaster.

On May 19, 2023, Dana Wheeler resigned as a Director of the Company.

On May 30, 2023, the company appointed Alan Treddenick as Director of the Company.

On October 17, 2023, Karen Mae Parrin resigned as Corporate Secretary and was replaced by Nancy Boufeas.

On January 30, 2024, Dr. Khalid Al-ali resigned as a Director of the Company.

As at the date of this MD&A, the Current Directors and Officers of the Company are as follows:

Philip Lancaster, President and CEO

Karen Mae Parrin, CFO

Nancy Boufeas, Corporate Secretary

Douglas Smith, Director and Chairman

Zara Kanji, Director

Alan Treddenick, Director

OUTLOOK

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financing may be required during the current fiscal year.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR+ at www.sedarplus.ca

ITEM 19. EXHIBITS

Exhibit No.	Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	Certificate of Incorporation (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.2	Notice of Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.3	Articles (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
3.4	Certificate of Change of Name dated October 30, 2018 (incorporated by reference to the Registrant's Form 20-F filed on March 31, 2021)
3.5**	Certificate of Change of Name dated July 31, 2023
(4)	Material Contracts
4.1	Option Agreement dated February 17, 2014 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on September 11, 2015)
4.2	Long-Term Employee Incentive Plan dated October 17, 2022 (incorporated by reference to Form 20-F filed on May 11, 2023)
4.3	Amending Letter dated August 15, 2015 between Eastland Management Ltd. and Alexandra Capital Corp. (incorporated by reference to the Registrant's Form 20FR12G furnished to the Commission on November 19, 2015)
4.4	Share Purchase Agreement dated June 21, 2018 with Plymouth Rock USA and the Selling Shareholders of Plymouth Rock USA (incorporated by reference to Form 20-F filed on April 13, 2020)
4.5	Assignment Agreement dated March 5, 2019 with Manchester Metropolitan University (incorporated by reference to Form 20-F filed on April 13, 2020)
4.6	Memorandum of understanding with Abicom International Ltd. dated February 12, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.7	Letter agreement with Aerowave Corporation dated October 17, 2019 (incorporated by reference to Form 20-F filed on April 13, 2020)
4.8	Consulting Agreement dated April 1, 2020 with Douglas Smith (incorporated by reference to Form 20-F filed on March 31, 2021)
4.9	Acquisition agreement with Tetra Drones Limited dated June 6, 2021 (incorporated by reference to Form 20-F filed om June 3, 2022)
8.1**	List of Significant Subsidiaries of the Company
11.1	Audit Committee Charter (incorporated by reference to Form 20-F filed on March 31, 2021)
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Philip Lancaster
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Nancy Boufeas
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Philip Lancaster
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Nancy Boufeas
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Aether Global Innovations Corp.

(Registrant)

/s/Philip Lancaster
Philip Lancaster
Chief Executive Officer
(Principal Executive Officer)

/s/Nancy Boufeas
Nancy Boufeas
Interim Chief Financial Officer
(Principal Financial Officer)

Date: November 4, 2024